As filed with the Securities and Exchange Commission on August 19, 2026

Registration No. 333-297525

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

PRE-EFFECTIVE AMENDMENT NO. 1 TO

FORM SF-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

NATIXIS COMMERCIAL MORTGAGE SECURITIES LLC

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation or organization)

27-2765452

(I.R.S. Employer Identification Number)

Commission File Number of depositor: 333-297525

Central Index Key Number of depositor: 0001693143

NATIXIS COMMERCIAL MORTGAGE SECURITIES LLC

(Exact name of depositor as specified in its charter)

Central Index Key Number of sponsor: 0001542256

NATIXIS REAL ESTATE CAPITAL LLC

(Exact name of sponsor as specified in its charter)

Central Index Key Number of sponsor: 0001698159

NATIXIS, NEW YORK BRANCH

(Exact name of sponsor as specified in its charter) `

1251 Avenue of the Americas

New York, New York 10020
(212) 891-6100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

The Corporation Trust Company

Corporation Trust Center

1209 Orange Street, Wilmington

New Castle County, Delaware 19801

(302) 658-7581

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Y. Jeffrey Rotblat, Esq. Hogan Lovells Cadwalader US LLP 200 Liberty Street New York, New York 10281 (212) 504-6401	Robin Regan, Esq. Natixis Commercial Mortgage Securities LLC 1251 Avenue of the Americas New York, NY 10020 (212) 891-6100

Approximate date of commencement of proposed sale to the public: From time to time on or after the effective date of this registration statement.

If any of the securities being registered on this Form SF-3 are to be offered pursuant to Rule 415 under the Securities Act of 1933, please check the following box. ☒

If this Form SF-3 is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form SF-3 is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

This preliminary prospectus, dated [_______], 20[__], may be amended or completed prior to time of sale.

PROSPECTUS

$[DEAL SIZE] (Approximate)

[NAME OF ISSUING ENTITY AND CIK NUMBER]

Issuing Entity

Natixis Commercial Mortgage Securities LLC

(Central Index Key Number: 0001693143)

Depositor

[Natixis Real Estate Capital LLC]

(Central Index Key Number: 0001542256)]

[Natixis, New York Branch

(Central Index Key Number: 0001698159)]

[NAMES OF OTHER SPONSORS/LOAN SELLERS AND CIK NUMBERS]

Sponsors and Mortgage Loan Sellers

Commercial Mortgage Pass-Through Certificates, Series [SERIES DESIGNATION]

Natixis Commercial Mortgage Securities LLC is offering certain classes of the Commercial Mortgage Pass-Through Certificates, [SERIES DESIGNATION] consisting of the certificate classes identified in the table below. The certificates being offered by this prospectus (and the [IDENTIFY NON-OFFERED CLASSES] certificates) represent the ownership interests in the issuing entity, which will be a New York common law trust named [NAME OF ISSUING ENTITY]. The assets of the issuing entity will primarily consist of a [pool of] [fixed][floating] rate commercial mortgage loan[s] [and one separate trust subordinate companion loan interest in a commercial mortgage loan], which are generally the [sole] source of payments on the certificates. Credit enhancement will be provided [solely] by certain classes of subordinate certificates that will be subordinate to certain classes of senior certificates as described under “Description of the Certificates—Subordination; Allocation of Realized Losses”. [IDENTIFY OTHER CREDIT ENHANCEMENT AND ENHANCEMENT OR SUPPORT PROVIDER, AS REQUIRED BY ITEM 1102(h) OF REGULATION AB, IF APPLICABLE] Each class of certificates will be entitled to receive monthly distributions of interest and/or principal on the [__] business day following the [__] day of each month (or if the [__] is not a business day, the next business day), commencing in [IDENTIFY FIRST DISTRIBUTION MONTH/YEAR]. The rated final distribution date for the certificates is [IDENTIFY RATED FINAL DISTRIBUTION DATE].

Class	Initial Class Certificate Balance or Notional Amount(1)	Initial Approx. Pass-Through Rate	Pass-Through Rate Description	Assumed Final Distribution Date(3)	[Offering Price]

(Footnotes on table on pages 3 and 4)

You should carefully consider the risk factors beginning on page [___] of this prospectus.

Neither the certificates nor the mortgage loans are insured or guaranteed by any governmental agency, instrumentality or private issuer or any other person or entity.

The certificates will represent interests in the issuing entity only. They will not represent interests in or obligations of the sponsors, depositor, any of their affiliates or any other entity.

The United States Securities and Exchange Commission and state regulators have not approved or disapproved of the offered certificates or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense. Natixis Commercial Mortgage Securities LLC will not list the offered certificates on any securities exchange or on any automated quotation system of any securities association.

The issuing entity will be relying on an exclusion or exemption from the definition of “investment company” under the Investment Company Act of 1940, as amended, contained in Section 3(c)(5) of the Investment Company Act or Rule 3a-7 under the Investment Company Act, although there may be additional exclusions or exemptions available to the issuing entity. The issuing entity is being structured so as not to constitute a “covered fund” for purposes of the Volcker Rule under the Dodd-Frank Act (both as defined in this prospectus).

The underwriters, Natixis Securities Americas LLC, [NAMES OF OTHER UNDERWRITERS], will purchase the offered certificates from Natixis Commercial Mortgage Securities LLC and will offer them to the public at negotiated prices[, plus, in certain cases, accrued interest,] determined at the time of sale. [Natixis Securities Americas LLC] and [NAME OF CO-LEAD MANAGING UNDERWRITER] are acting as co-lead managers and joint bookrunners in the following manner: [Natixis Securities Americas LLC] is acting as sole bookrunning manager with respect to approximately [__]% of each class of offered certificates and [______] is acting as sole bookrunning manager with respect to approximately [__]% of each class of offered certificates. [______] is acting as a co-manager and as sole bookrunning manager with respect to approximately [__]% of each class of offered certificates.

The underwriters expect to deliver the offered certificates to purchasers in book-entry form only through the facilities of The Depository Trust Company in the United States and Clearstream Banking, Luxembourg and Euroclear Bank, as operator of the Euroclear System, in Europe, against payment in New York, New York on or about [EXPECTED CLOSING DATE].

Natixis Commercial Mortgage Securities LLC expects to receive from this offering approximately [___]% of the initial aggregate principal balance of the offered certificates[, plus accrued interest from [START DATE FOR FIRST INTEREST ACCRUAL PERIOD]], before deducting expenses payable by us.

[Natixis Securities Americas LLC]	[ ]
Co-Lead Manager and Joint Bookrunner	Co-Lead Manager and Joint Bookrunner

[___________]
Co-Manager

[DATE OF PROSPECTUS]

[Inside Front Cover]

[Map Page]

Summary of Certificates

[SPECIFIC CLASSES AND RELATED FOOTNOTES WILL BE SET FORTH IN THE PROSPECTUS]

Class	Initial Class Certificate Balance or Notional Amount(1)	Approx. Initial Credit Support(2)	Pass-Through Rate Description	Assumed Final Distribution Date(3)	Initial Approx. Pass-Through Rate	Weighted Average Life (Yrs.)(4)	Principal Window(4)
Offered Certificates
[LIST OFFERED CLASSES ADD APPROPRIATE FOOTNOTES DESCRIBED BELOW]
Non-Offered Certificates [LIST NON-OFFERED CLASSES (INCLUDING LOAN-SPECIFIC CLASSES) ADD APPROPRIATE FOOTNOTES DESCRIBED BELOW]

(1)	Approximate, subject to a permitted variance of plus or minus [5]%.
(2)	The approximate initial credit support percentages set forth for the certificates are approximate and, for the [IDENTIFY APPLICABLE SENIOR CLASSES] certificates, are represented in the aggregate. [The [LOAN-SPECIFIC CLASS] certificates will only provide subordination with respect to losses and shortfalls on the [NAME OF LOAN] mortgage loan.] The approximate initial credit support percentages for each class of certificates presented in the table do not include the related subordinate interest of the trust subordinate companion loan.
(3)	The assumed final distribution dates set forth in this prospectus have been determined on the basis of the assumptions described in “Description of the Certificates—Assumed Final Distribution Date; Rated Final Distribution Date”.
(4)	The weighted average life and period during which distributions of principal would be received as set forth in the foregoing table with respect to each class of certificates having a principal balance are based on the assumptions set forth under “Yield and Maturity Considerations—Weighted Average Life” and on the assumptions that there are no prepayments, modifications or losses in respect of the mortgage loans and that there are no extensions or forbearances of maturity dates [or anticipated repayment dates] of the mortgage loans.
(5)	The notional amount of the [INTEREST-ONLY CLASS] certificates will be equal to the aggregate of the certificate balances of the Class [__] and Class [__] certificates [and the Class [__] trust component]. The notional amount of the [INTEREST-ONLY CLASS] certificates will be equal to the certificate balance of the Class [__] certificates [and the Class [__] and Class [__] trust components]. The [INTEREST-ONLY CLASSES] certificates will not be entitled to distributions of principal.
(6)	The pass-through rate for the [INTEREST-ONLY CLASS] certificates for any distribution date will equal [the excess, if any, of (a) the weighted average of the net mortgage rates on the mortgage loans (in each case adjusted, if necessary, to accrue on the basis of a 360-day year consisting of twelve 30-day months), over (b)] the weighted average of the pass-through rates of the Class [__] and Class [__] certificates and the Class [__] trust component for that distribution date, weighted on the basis of their respective certificate balances immediately prior to that distribution date. The pass-through rate for the [INTEREST-ONLY CLASS] certificates for any distribution date will equal [the excess, if any, of (a) the weighted average of the net mortgage rates on the mortgage loans (in each case adjusted, if necessary, to accrue on the basis of a 360-day year consisting of twelve 30-day months) for the related distribution date, over (b)] the weighted average of the pass-through rates of the Class [__] certificates [and the Class [__] and Class [__] trust components] for that distribution date, weighted on the basis of their respective certificate balances immediately prior to that distribution date. See “Description of the Certificates—Distributions—Pass-Through Rates”.
(7)	[Note: the deal-specific class designations for the exchangeable and exchange certificates, included for illustrative purposes only, are Class [A], Class [B], Class [C] and Class [EC]. The identity and number of exchangeable classes may vary.] The Class [A], Class [B], and Class [C] certificates may be exchanged for the Class [EC] certificates, and Class [EC] certificates may be exchanged for the Class [A], Class [B], and Class [C] certificates.
(8)	[On the closing date, the issuing entity will issue the Class [A], Class [B], and Class [C] trust components, which will have outstanding certificate balances on the closing date of $[_____], $[_____] and $[_____], respectively. The Class [A], Class [B], and Class [C] certificates and the Class [EC] certificates will, at all times, represent undivided beneficial ownership interests in a grantor trust that will hold such trust components. Each class of the Class [A], Class [B], and Class [C] certificates and the Class [EC] certificates will, at all times, represent a beneficial interest in a
3

percentage of the outstanding certificate balance of the Class [A], Class [B], and Class [C] trust components. Following any exchange of Class [A], Class [B], and Class [C] certificates for Class [EC] certificates or any exchange of Class [EC] certificates for Class [A], Class [B], and Class [C] certificates, the percentage interest of the outstanding certificate balances of the Class [A], Class [B], and Class [C] trust components that is represented by the Class [A], Class [B], and Class [C] certificates and the Class [EC] certificates will be increased or decreased accordingly. The initial balance of each class of the Class [A], Class [B], and Class [C] certificates shown in the table above represents the maximum principal balance of such class without giving effect to any issuance of Class [EC] certificates. The initial certificate balance of the Class [EC] certificates shown in the table above is equal to the aggregate of the maximum initial certificate balance of Class [A], Class [B], and Class [C] certificates, representing the maximum certificate balance of the Class [EC] certificates that could be issued in an exchange. The principal balance of the Class [A], Class [B], and Class [C] certificates to be issued on the closing date will be reduced, in required proportions, by an amount equal to the principal balance of the Class [EC] certificates issued on the closing date.]

(9)	[The initial subordination levels for the Class [A], Class [B] and Class [C] certificates are equal to the subordination level of the underlying Class [A], Class [B] and Class [C] trust component. Although the Class [EC] certificates are listed below the Class [__] and the Class [__] certificates in the chart, the Class [EC] certificates’ payment entitlements and subordination priority will be a result of the payment entitlements and subordination priority at each level of the related component classes of Class [A], Class [B], and Class [C] certificates. For purposes of determining the approximate initial credit support for Class [EC] certificates, the calculation is based on the aggregate initial class certificate balance of the Class [A], Class [B], and Class [C] certificates as if they were a single class.]
(10)	[The Class [EC] certificates will not have a pass-through rate, but will be entitled to receive the sum of the interest distributable on the percentage interests of the Class [A], Class [B], and Class [C] trust components represented by the Class [EC] certificates. The pass-through rates on the Class [A], Class [B], and Class [C] trust components will at all times be the same as the pass-through rates of the Class [A], Class [B], and Class [C] certificates.]
(11)	[The pass-through rate of the Class [__] certificates on each distribution date will be a per annum rate equal to the lesser of (i) the pass-through rate for such class specified in the table above and (ii) the weighted average of the net mortgage rates on the mortgage loans (in each case, adjusted, if necessary, to accrue on the basis of a 360-day year consisting of twelve 30-day months) as of their respective due dates in the month preceding the month in which the related distribution date occurs. See “Description of the Certificates—Distributions—Pass-Through Rates”.]
(12)	[The pass-through rate of the Class [__] certificates on each distribution date will be a per annum rate equal to the weighted average of the net mortgage rates on the mortgage loans (in each case, adjusted, if necessary, to accrue on the basis of a 360-day year consisting of twelve 30-day months) as of their respective due dates in the month preceding the month in which the related distribution date occurs. See “Description of the Certificates—Distributions—Pass-Through Rates”.]
(13)	[The pass-through rate for the Class [__] certificates on each distribution date will be a per annum rate equal to the weighted average of the net mortgage rates on the mortgage loans (in each case adjusted, if necessary, to accrue on the basis of a 360-day year consisting of twelve 30-day months) as of their respective due dates in the month preceding the month in which the related distribution date occurs minus [__]%. See “Description of the Certificates—Distributions—Pass-Through Rates”.]
(14)	[The Class [ARD] certificates have no certificate balance, notional amount, credit support, pass-through rate, rated final distribution date or rating, and will not be entitled to distributions of principal. The Class [ARD] certificates are entitled to a specified portion of distributions of excess interest collected on the mortgage loan with an anticipated repayment date solely to the extent received from the related borrower and will represent beneficial ownership of the grantor trust, as further described in this prospectus.]
[#]	[Insert description of pass-through rates for other offered certificates.]
(15)	The [LOAN-SPECIFIC CLASS] certificates will only receive distributions from, and will only incur losses with respect to, the trust subordinate companion loan related to the [______] mortgage loan.
(16)	For any distribution date, the pass-through rate on the [LOAN-SPECIFIC CLASS] certificates will be a fixed pass-through rate.
(17)	The Class R, Class [__] and Class [ARD] certificates are not represented in the above table.

The [NON-OFFERED CLASSES] certificates are not offered by this prospectus. Any information in this prospectus concerning certificates other than the offered certificates is presented solely to enhance your understanding of the offered certificates.

4

TABLE OF CONTENTS

Summary of Certificates	3
Important Notice Regarding the Offered Certificates	16
Important Notice About Information Presented in This Prospectus	16
Summary of Terms	25
Summary of Risk Factors	64
Risk Factors	66
Risks Related to Market Conditions and Other External Factors	66
Cyberattacks or Other Security Breaches Could Have a Material Adverse Effect on the Business of the Transaction Parties	66
Special Risks	67
Risks Relating to the Mortgage Loans	67
Mortgage Loans Are Non-Recourse and Are Not Insured or Guaranteed and Therefore Recourse Generally May be Had Only Against the Specific Mortgaged Properties	67
Risks of Commercial and Multifamily Lending Generally	68
Performance of the Mortgage Loans Will Be Highly Dependent on the Performance of Tenants and Tenant Leases	70
General	70
A Tenant Concentration May Result in Increased Losses	70
Mortgaged Properties Leased to Multiple Tenants Also Have Risks	71
Mortgaged Properties Leased to Borrowers or Borrower Affiliated Entities Also Have Risks	71
Tenant Bankruptcy Could Result in a Rejection of the Related Lease	73
Leases That Are Not Subordinated to the Lien of the Mortgage or Do Not Contain Attornment Provisions May Have an Adverse Impact at Foreclosure	73
Early Lease Termination Options May Reduce Cash Flow	74
[Mortgaged Properties Leased to Not-for-Profit Tenants Have Certain Risks	75
[Retail Properties Have Special Risks	75
[Office Properties Have Special Risks	77
[Multifamily Properties Have Special Risks	79
[Hotel Properties Have Special Risks	82
[Risks Relating to Affiliation with a Franchise or Hotel Management Company	84
[Self-Storage Properties Have Special Risks	85
[Data Centers Have Special Risks	86
[Parking Properties Have Special Risks]	86
[Event Center Properties Have Special Risks]	87
[Healthcare-Related Properties Have Special Risks]	87
[Industrial Properties Have Special Risks	88
[Manufactured Housing Community Properties Have Special Risks	90
[Mixed Use Properties Have Special Risks	91
[Condominium Ownership May Limit Use and Improvements	91
Operation of a Mortgaged Property Depends on the Property Manager’s Performance	93
[Concentrations Based on Property Type, Geography, Related Borrowers and Other Factors May Have a Disproportionate Impact on the Performance of the Certificates	94
[Adverse Environmental Conditions at or Near Mortgaged Properties May Result in Costs and Expenses that Could Adversely Affect the Performance of the Certificates	95
5

[Risks Related to Redevelopment, Expansion and Renovation at Mortgaged Properties	96
[Some Mortgaged Properties May Not Be Readily Convertible to Alternative Uses	97
[Cold Storage Properties May Not Be Readily Convertible to Alternative Uses	100
[Risks Related to Zoning Non-Compliance and Use Restrictions	100
Risks Relating to Inspections of Properties	101
Climate Change May Directly or Indirectly Have an Adverse Effect on the Mortgage Pool	102
Insurance May Not Be Available or Adequate	103
Inadequacy of Title Insurers May Adversely Affect Distributions on Your Certificates	104
Terrorism Insurance May Not Be Available for All Mortgaged Properties	104
Risks Associated with Blanket Insurance Policies or Self-Insurance	106
Condemnation of a Mortgaged Property May Adversely Affect Distributions on Certificates	106
Limited Information Causes Uncertainty	106
Historical Information.	106
Ongoing Information.	107
Underwritten Net Cash Flow Could Be Based On Incorrect or Flawed Assumptions	107
Frequent and Early Occurrence of Borrower Delinquencies and Defaults May Adversely Affect Your Investment	108
The Mortgage Loans Have Not Been Reviewed or Re-Underwritten by the Depositor	109
Static Pool Data Would Not Be Indicative of the Performance of this Pool	110
Appraisals May Not Reflect Current or Future Market Value of Each Property	110
[Seasoned Mortgage Loans Present Additional Risk of Repayment	112
The Performance of a Mortgage Loan and Its Related Mortgaged Property Depends in Part on Who Controls the Borrower and Mortgaged Property	112
The Borrower’s Form of Entity May Cause Special Risks	112
A Bankruptcy Proceeding May Result in Losses and Delays in Realizing on the Mortgage Loans	115
Litigation Regarding the Mortgaged Properties or Borrowers May Impair Your Distributions	116
Other Financings or Ability to Incur Other Indebtedness Entails Risk	117
[Tenancies-in-Common May Hinder Recovery	119
[Risks Relating to Delaware Statutory Trusts	119
[Sale-Leaseback Transactions Have Special Risks]	119
[Risks Relating to Tax Credits]	121
[Risks Relating to Enforceability of Cross-Collateralization	122
Risks Relating to Enforceability of Yield Maintenance Charges, Prepayment Premiums or Defeasance Provisions	122
Risks Associated with One Action Rules	123
State Law Limitations on Assignments of Leases and Rents May Entail Risks	123
Various Other Laws Could Affect the Exercise of Lender’s Rights	123
[Risks of Anticipated Repayment Date Loans	124
[The Absence of Lockboxes Entails Risks That Could Adversely Affect Distributions on Your Certificates	124
Borrower May Be Unable To Repay Remaining Principal Balance on Maturity Date [or Anticipated Repayment Date]; Longer Amortization Schedules and Interest-Only Provisions Increase Risk	124
[Risks Relating to Floating Rate Mortgage Loans]	126
6

[Risks Related to Ground Leases and Other Leasehold Interests]	126
[Leased Fee Properties Have Special Risks]	128
Increases in Real Estate Taxes May Reduce Available Funds	128
State and Local Mortgage Recording Taxes May Apply Upon a Foreclosure or Deed in Lieu of Foreclosure and Reduce Net Proceeds	129
[Risks Relating to Shari’ah Compliant Loans]	129
Interests and Incentives of the Originators, the Sponsors and Their Affiliates May Not Be Aligned With Your Interests	130
[The Servicing of the Servicing Shift Whole Loan Will Shift to Other Servicers	132
Risks Related to Conflicts of Interest	132
Interests and Incentives of the Underwriter Entities May Not Be Aligned With Your Interests	132
Potential Conflicts of Interest of the Master Servicer and the Special Servicer	134
Potential Conflicts of Interest of the Operating Advisor	136
Potential Conflicts of Interest of the Asset Representations Reviewer	137
Potential Conflicts of Interest of the Directing Certificateholder [and the Companion Loan Holders]	138
Potential Conflicts of Interest in the Selection of the Underlying Mortgage Loans	140
Conflicts of Interest May Occur as a Result of the Rights of the Applicable Directing Certificateholder To Terminate the Special Servicer of the Applicable Whole Loan	141
Other Potential Conflicts of Interest May Affect Your Investment	141
Other Risks Relating to the Certificates	142
The Certificates Are Limited Obligations	142
The Certificates May Have Limited Liquidity and the Market Value of the Certificates May Decline	142
Nationally Recognized Statistical Rating Organizations May Assign Different Ratings to the Certificates; Ratings of the Certificates Reflect Only the Views of the Applicable Rating Agencies as of the Dates Such Ratings Were Issued; Ratings May Affect ERISA Eligibility; Ratings May Be Downgraded	143
Your Yield May Be Affected by Defaults, Prepayments and Other Factors	146
General	146
The Timing of Prepayments and Repurchases May Change Your Anticipated Yield	147
[Your Yield May Be Adversely Affected By Prepayments Resulting From Earnout Reserves	149
Losses and Shortfalls May Change Your Anticipated Yield	149
Risk of Early Termination	150
Subordination of the Subordinated Certificates [and Class [EC] Certificates] Will Affect the Timing of Distributions and the Application of Losses on the Subordinated Certificates [and Class [EC] Certificates]	150
[Pro Rata Allocation of Principal Between and Among the Subordinate Companion Loan and the Related Mortgage Loan Prior to a Material Mortgage Loan Event Default	150
Your Lack of Control Over the Issuing Entity and the Mortgage Loans Could Adversely Affect Your Investment	151
You Have Limited Voting Rights	151
The Rights of the Directing Certificateholder and the Operating Advisor Could Adversely Affect Your Investment	151
7

You Have Limited Rights to Replace the Servicer, the Special Servicer, the Trustee, the Certificate Administrator, the Operating Advisor or the Asset Representations Reviewer	154
[The Rights of Companion Loan Holders and Mezzanine Debt May Adversely Affect Your Investment	154
Risks Relating to Modifications of the Mortgage Loans	156
Risk That Sponsors May Not Make Required Repurchases or Substitutions of Defective Mortgage Loans or Pay Any Loss of Value Payment Sufficient to Cover All Losses on a Defective Mortgage Loan	157
Risks Relating to Interest on Advances and Special Servicing Compensation	158
Bankruptcy of a Servicer May Adversely Affect Collections on the Mortgage Loans and the Ability to Replace the Servicer	158
The Sponsors, the Depositor and the Issuing Entity Are Subject to Bankruptcy or Insolvency Laws That May Adversely Affect the Issuing Entity’s Ownership of the Mortgage Loans	159
The Requirement of the Special Servicer to Obtain FIRREA-Compliant Appraisals May Result in an Increased Cost to the Issuing Entity	162
[Risks Associated with Floating Rate Certificates]	162
[The Master Servicer, [any Sub-Servicer,] the Special Servicer, the Certificate Administrator or the Custodian May Have Difficulty Performing Under the Pooling and Servicing Agreement [or a Related Sub-Servicing Agreement]	162
Tax Matters and Changes in Tax Law May Adversely Impact the Mortgage Loans or Your Investment	163
Tax Considerations Relating to Foreclosure	163
REMIC Status	164
Material Federal Tax Considerations Regarding Original Issue Discount	164
Changes to REMIC Restrictions on Loan Modifications May Impact an Investment in the Certificates	164
State and Local Taxes Could Adversely Impact Your Investment	165
General Risk Factors	165
Combination or “Layering” of Multiple Risks May Significantly Increase Risk of Loss	165
The Certificates May Not Be a Suitable Investment for You	165
The Volatile Economy, Credit Crisis and Downturn in the Real Estate Market Adversely Affected the Value of CMBS and Similar Factors May in the Future Adversely Affect the Value of CMBS	166
Other Events May Affect the Value and Liquidity of Your Investment	166
Legal and Regulatory Provisions Affecting Investors Could Adversely Affect the Liquidity of the Offered Certificates	167
Description of the Mortgage Pool	170
General	170
[Co-Originated or Third Party Originated Mortgage Loans	171
Certain Calculations and Definitions	171
Definitions	172
Mortgage Pool Characteristics	185
Overview	185
Property Types	185
Retail Properties	187
Office Properties	188
Multifamily Properties	188
Hotel Properties	188
Self-Storage Properties	189
Mixed Use Properties	190
8

Industrial Properties	190
Manufactured Housing Community Properties	190
Specialty Use Concentrations	191
Significant Mortgage Loans and Significant Obligors	191
Mortgage Loan Concentrations	192
[Cross-Collateralized Mortgage Loans; Multi-Property Mortgage Loans and Related Borrower Mortgage Loans	192
Geographic Concentrations	194
Mortgaged Properties With Limited Prior Operating History	195
[Tenancies-in-Common	195
[Delaware Statutory Trusts]	195
[Condominium Interests	195
Fee & Leasehold Estates; Ground Leases	196
Environmental Considerations	197
Redevelopment, Renovation and Expansion	198
[Assessment of Property Value and Condition	198
Litigation and Other Considerations	198
Loan Purpose; Default History, Bankruptcy Issues and Other Proceedings	198
Tenant Issues	199
Tenant Concentrations	199
Lease Expirations and Terminations	199
Expirations	199
Terminations	200
Other	201
Purchase Options and Rights of First Refusal	201
[Credit Lease Loans]	202
Affiliated Leases	204
Insurance Considerations	204
Use Restrictions	205
Appraised Value	205
Non-Recourse Carveout Limitations	206
Real Estate and Other Tax Considerations	206
Delinquency Information	207
Certain Terms of the Mortgage Loans	207
Amortization of Principal	207
Due Dates; Mortgage Rates; Calculations of Interest	207
[ARD Loans	208
Single Purpose Entity Covenants	209
Prepayment Protections and Certain Involuntary Prepayments	209
“Due-On-Sale” and “Due-On-Encumbrance” Provisions	210
Defeasance; Collateral Substitution	211
[Partial Releases]	212
Escrows	213
Mortgaged Property Accounts	214
[Shari’ah Compliant Loan]	216
Exceptions to Underwriting Guidelines	216
Additional Indebtedness	217
General	217
[Whole Loans	217
[Mezzanine Indebtedness	217
[Preferred Equity	220
[Other Secured Indebtedness	220
[Other Unsecured Indebtedness	220
9

[The Whole Loans	221
General	221
The Serviced Pari Passu Whole Loan	222
The Serviced AB Whole Loan	225
The Non-Serviced Whole Loan	232
Additional Information	236
Transaction Parties	238
[The Sponsors and Mortgage Loan Sellers	238
[Natixis Real Estate Capital LLC	238
General	238
NREC’s Commercial Real Estate Securitization Program	239
Review of NREC Mortgage Loans	239
NREC’s Underwriting Standards	241
Compliance with Rule 15Ga-1 under the Exchange Act	245
Retained Interests in This Securitization	247
[Natixis, New York Branch	247
General	247
Natixis, New York Branch’s Commercial Real Estate Securitization Program	248
Review of Natixis, New York Branch Mortgage Loans	249
Natixis, New York Branch’s Underwriting Standards	251
Compliance with Rule 15Ga-1 under the Exchange Act	255
Retained Interests in This Securitization	257
[NAMES OF OTHER SPONSORS]	257
[The Originators][IF THERE ARE ORIGINATORS THAT ARE NOT SPONSORS OR MORTGAGE LOAN SELLERS]	257
[The Depositor	258
The Issuing Entity	261
The Trustee	261
The Certificate Administrator	262
The Master Servicer	264
The Non-Serviced Master Servicer	265
The Special Servicer	265
The Non-Serviced Special Servicer	267
[OTHER SERVICERS]	267
The Operating Advisor	267
The Asset Representations Reviewer	268
Credit Risk Retention	270
General	270
[The Third Party Purchaser[s]	274
Material Terms of the Yield-Priced Certificates	274
Determination of Amount of Required Credit Risk Retention	275
General	275
Swap-Priced Principal Balance Certificates	275
Interest-Only Certificates	278
Yield-Priced Principal Balance Certificates	279
Hedging, Transfer and Financing Restrictions	281
Operating Advisor	281
[Representations and Warranties	281
Description of the Certificates	284
General	284
[Exchanges of Exchangeable Certificates]	288
[Exchanges	288
Procedures	289
10

Distributions	290
Method, Timing and Amount	290
Available Funds	291
Priority of Distributions	292
Pass-Through Rates	294
Interest Distribution Amount	295
Principal Distribution Amount	296
Certain Calculations with Respect to Individual Mortgage Loans	298
[Excess Interest	299
Application Priority of Mortgage Loan Collections or Whole Loan Collections	299
Allocation of Yield Maintenance Charges and Prepayment Premiums	302
Assumed Final Distribution Date; Rated Final Distribution Date	303
Prepayment Interest Shortfalls	304
Subordination; Allocation of Realized Losses	305
Reports to Certificateholders; Certain Available Information	308
Certificate Administrator Reports	308
Information Available Electronically	314
Voting Rights	320
Delivery, Form, Transfer and Denomination	321
Book-Entry Registration	321
Definitive Certificates	324
Certificateholder Communication	324
Access to Certificateholders’ Names and Addresses	324
Requests to Communicate	325
List of Certificateholders	325
Description of the Mortgage Loan Purchase Agreements	326
General	326
Dispute Resolution Provisions	333
Asset Review Obligations	333
Pooling and Servicing Agreement	334
General	334
Assignment of the Mortgage Loans	334
Servicing Standard	335
Subservicing	337
Advances	338
P&I Advances	338
Servicing Advances	339
Recovery of Advances	341
Accounts	342
Withdrawals from the Collection Account	345
Servicing and Other Compensation and Payment of Expenses	348
General	348
Master Servicing Compensation	353
Special Servicing Compensation	355
Disclosable Special Servicer Fees	359
Certificate Administrator and Trustee Compensation	359
Operating Advisor Compensation	360
Asset Representations Reviewer Compensation	360
CREFC® Intellectual Property Royalty License Fee	361
Appraisal Reduction Amounts	361
Maintenance of Insurance	368
Modifications, Waivers and Amendments	372
Enforcement of “Due-on-Sale” and “Due-on-Encumbrance” Provisions	374
11

Inspections; Collection of Operating Information	375
Collection of Operating Information	376
Special Servicing Transfer Event	376
Asset Status Report	378
Realization Upon Mortgage Loans	382
Sale of Defaulted Loans and REO Properties	385
The Directing Certificateholder	388
General	388
Major Decisions	390
Asset Status Report	391
Replacement of Special Servicer	392
Control Termination Event, Consultation Termination Event and Operating Advisor Consultation Event	392
Servicing Override	395
Rights of Holders of Companion Loans and Loan Specific Directing Certificateholder	396
Limitation on Liability of Directing Certificateholder	397
[Risk Retention Consultation Party	397
[Limitation on Liability of the Risk Retention Consultation Party	398
The Operating Advisor	399
General	399
[Duties of Operating Advisor While No Control Termination Event Has Occurred and Is Continuing	400
Duties of Operating Advisor While a Control Termination Event Has Occurred and Is Continuing	400
Recommendation of the Replacement of the Special Servicer	403
[Duties of Operating Advisor at All Times	403
[Additional Duties of Operating Advisor While an Operating Advisor Consultation Event Has Occurred and Is Continuing	406
[Recommendation of the Replacement of the Special Servicer	406
Eligibility of Operating Advisor	406
Other Obligations of Operating Advisor	407
Delegation of Operating Advisor’s Duties	408
Termination of the Operating Advisor With Cause	408
Rights Upon Operating Advisor Termination Event	409
Waiver of Operating Advisor Termination Event	410
Termination of the Operating Advisor Without Cause	410
Resignation of the Operating Advisor	411
Operating Advisor Compensation	411
The Asset Representations Reviewer	411
Asset Review	411
Asset Review Trigger	411
Asset Review Vote	413
Review Materials	413
Asset Review	415
Eligibility of Asset Representations Reviewer	416
Other Obligations of Asset Representations Reviewer	417
Delegation of Asset Representations Reviewer’s Duties	418
Assignment of Asset Representations Reviewer’s Rights and Obligations	418
Asset Representations Reviewer Termination Events	418
Rights Upon Asset Representations Reviewer Termination Event	419
Termination of the Asset Representations Reviewer Without Cause	420
Resignation of Asset Representations Reviewer	420
12

Asset Representations Reviewer Compensation	420
Replacement of Special Servicer Without Cause	420
Termination of Master Servicer and Special Servicer for Cause	425
Servicer Termination Events	425
Rights Upon Servicer Termination Event	426
Waiver of Servicer Termination Event	428
Resignation of the Master Servicer and the Special Servicer	428
Limitation on Liability; Indemnification	429
Enforcement of Mortgage Loan Seller’s Obligations Under the MLPA	432
Dispute Resolution Provisions	433
Certificateholder’s Rights When a Repurchase Request is Initially Delivered By a Certificateholder	433
Certificateholder’s Rights When a Repurchase Request is Delivered by Another Party to the PSA	433
Resolution of a Repurchase Request	434
Mediation and Arbitration Provisions	436
[Servicing of the Servicing Shift Mortgage Loan	438
Servicing of the Non-Serviced Mortgage Loan	438
Rating Agency Confirmations	440
Evidence as to Compliance	442
Limitation on Rights of Certificateholders to Institute a Proceeding	444
Termination; Retirement of Certificates	444
Amendment	446
Resignation and Removal of the Trustee and the Certificate Administrator	448
Governing Law; Waiver of Jury Trial; and Consent to Jurisdiction	450
[Description of the Derivative Instrument]	450
[General	450
The Swap Contract	451
Significance Percentage	453
Termination Payments	453
The Swap Counterparty	453
Certain Legal Aspects of Mortgage Loans	455
General	455
Types of Mortgage Instruments	455
Leases and Rents	456
Personalty	456
Foreclosure	456
General	456
Foreclosure Procedures Vary from State to State	457
Judicial Foreclosure	457
Equitable and Other Limitations on Enforceability of Certain Provisions	457
Nonjudicial Foreclosure/Power of Sale	458
Public Sale	458
Rights of Redemption	459
Anti-Deficiency Legislation	460
Leasehold Considerations	460
Cooperative Shares	461
Bankruptcy Laws	461
Environmental Considerations	469
General	469
Superlien Laws	469
CERCLA	469
Certain Other Federal and State Laws	470
13

Additional Considerations	470
Due-on-Sale and Due-on-Encumbrance Provisions	471
Subordinate Financing	471
Default Interest and Limitations on Prepayments	471
Applicability of Usury Laws	471
Americans with Disabilities Act	472
Servicemembers Civil Relief Act	472
Anti-Money Laundering, Economic Sanctions and Bribery	473
Potential Forfeiture of Assets	473
Certain Affiliations, Relationships and Related Transactions Involving Transaction Parties	473
Pending Legal Proceedings Involving Transaction Parties	475
Use of Proceeds	475
Yield and Maturity Considerations	476
Yield Considerations	476
General	476
Rate and Timing of Principal Payments	476
Losses and Shortfalls	478
Certain Relevant Factors Affecting Loan Payments and Defaults	478
Delay in Payment of Distributions	479
Yield on the Certificates with Notional Amounts	480
Weighted Average Life	480
Pre-Tax Yield to Maturity Tables	484
Material Federal Income Tax Considerations	487
General	487
Qualification as a REMIC	488
Status of Certificates	490
Taxation of Regular Interests	491
General	491
Original Issue Discount	491
[Variable Rate Regular Certificates	494
[Deferred Interest	495
Acquisition Premium	495
Market Discount	496
Premium	497
Election To Treat All Interest Under the Constant Yield Method	497
Treatment of Losses	498
Yield Maintenance Charges and Prepayment Premiums	499
Sale or Exchange of Regular Interests	499
[Taxation of the [ARD Class] Certificates	500
Taxation of the Swap Contract	500
[Taxation of Class [EC] and Exchangeable Certificates	502
Exchangeable Certificates Representing Disproportionate Interests in Related Exchangeable Certificates	502
Alternative Characterization	502
Taxation of Exchange	503
3.8% Medicare Tax on “Net Investment Income”	503
Taxation of Certain Foreign Investors	504
FATCA	505
Backup Withholding	505
Information Reporting	505
Reporting Requirements	505
Taxes That May Be Imposed on a REMIC	506
14

Prohibited Transactions	506
Contributions to a REMIC After the Startup Day	507
Net Income from Foreclosure Property	507
REMIC Partnership Representative	507
Certain State and Local Tax Considerations	508
Method of Distribution (Underwriter)	508
Incorporation of Certain Information by Reference	510
Where You Can Find More Information	511
Financial Information	511
Certain ERISA Considerations	512
General	512
Plan Asset Regulations	513
Administrative Exemptions	513
Insurance Company General Accounts	515
Legal Investment	516
Legal Matters	517
Ratings	517
Index of Defined Terms	520

Annex A-1:	Certain Characteristics of the Mortgage Loans and Mortgaged Properties [(Schedule AL)]	A-1-1
Annex A-2:	Mortgage Pool Information (Tables)	A-2-1
Annex A-3:	Summaries of the Fifteen Largest Mortgage Loans	A-3-1
Annex B:	Form of Report to Certificateholders	B-1
Annex C:	Form of Operating Advisor Annual Report	C-1
Annex D-1:	Mortgage Loan Representations and Warranties	D-1-1
Annex D-2:	Exceptions to Mortgage Loan Representations and Warranties	D-2-1
Annex E:	Class [A-SB] Planned Principal Balance Schedule	E-1

15

Important Notice Regarding the Offered Certificates

THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPERSEDES ANY PREVIOUS SUCH INFORMATION DELIVERED TO ANY PROSPECTIVE INVESTOR REGARDING THE OFFERED CERTIFICATES.

Important Notice About Information Presented in This Prospectus

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus.

This prospectus begins with several introductory sections describing the certificates and the issuing entity in abbreviated form:

●	“Summary of Certificates”, commencing on the page set forth in the table of contents of this prospectus, which sets forth important statistical information relating to the certificates;
●	“Summary of Terms”, commencing on the page set forth in the table of contents of this prospectus, which gives a brief introduction of the key features of the certificates and a description of the mortgage loans; and
●	“Summary of Risk Factors” and “Risk Factors”, commencing on the respective pages set forth in the table of contents of this prospectus, which describe risks that apply to the certificates.

This prospectus includes cross references to other sections in this prospectus where you can find further related discussions. The table of contents in this prospectus identifies the pages where these sections are located.

Certain capitalized terms are defined and used in this prospectus to assist you in understanding the terms of the offered certificates and this offering. The capitalized terms used in this prospectus are defined on the pages indicated under the caption “Index of Defined Terms” in this prospectus.

All annexes and schedules attached to this prospectus are a part of this prospectus.

In this prospectus:

●	the terms “depositor”, “we”, “us” and “our” refer to Natixis Commercial Mortgage Securities LLC;
●	any parenthetical with a percentage next to a mortgage loan name or a group of mortgage loans indicates the approximate percentage (or approximate aggregate percentage) of the initial pool balance that the outstanding principal balance of such mortgage loan (or the aggregate outstanding principal balance of such group of mortgage loans) represents, as set forth on Annex A-1;
16

●	any parenthetical with a percentage next to a mortgaged property (or portfolio of mortgaged properties) indicates the approximate percentage (or approximate aggregate percentage) of the initial pool balance that the outstanding principal balance of the related mortgage loan (or, if applicable, the allocated loan amount or aggregate allocated loan amount with respect to such mortgaged property or mortgaged properties) represents, as set forth on Annex A-1;
●	references to “lender” or “mortgage lender” with respect to a mortgage loan generally should be construed to mean, from and after the date of initial issuance of the offered certificates, the trustee on behalf of the issuing entity as the holder of record title to the mortgage loans or the master servicer or special servicer, as applicable, with respect to the obligations and rights of the lender as described under “Pooling and Servicing Agreement”.

Until ninety days after the date of this prospectus, all dealers that buy, sell or trade the offered certificates, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

NOTICE TO INVESTORS: EUROPEAN ECONOMIC AREA

PROHIBITION ON SALES TO EU RETAIL INVESTORS

THE OFFERED CERTIFICATES ARE NOT INTENDED TO BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO, AND SHOULD NOT BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO, ANY EU RETAIL INVESTOR IN THE EUROPEAN ECONOMIC AREA (THE “EEA“). FOR THESE PURPOSES (AND FOR THE PURPOSES OF THE FOLLOWING SECTION OF THIS PROSPECTUS), AN “EU RETAIL INVESTOR“ MEANS A PERSON WHO IS ONE (OR MORE) OF THE FOLLOWING: (I) A RETAIL CLIENT AS DEFINED IN POINT (11) OF ARTICLE 4(1) OF DIRECTIVE 2014/65/EU (AS AMENDED, “MIFID II“); OR (II) A CUSTOMER WITHIN THE MEANING OF DIRECTIVE (EU) 2016/97 (AS AMENDED), WHERE THAT CUSTOMER WOULD NOT QUALIFY AS A PROFESSIONAL CLIENT AS DEFINED IN POINT (10) OF ARTICLE 4(1) OF MIFID II; OR (III) NOT A QUALIFIED INVESTOR (AN “EU QUALIFIED INVESTOR“) AS DEFINED IN ARTICLE 2 OF REGULATION (EU) 2017/1129 (AS AMENDED, THE “EU PROSPECTUS REGULATION“). CONSEQUENTLY NO KEY INFORMATION DOCUMENT REQUIRED BY REGULATION (EU) NO 1286/2014 (AS AMENDED, THE “EU PRIIPS REGULATION“) FOR OFFERING OR SELLING THE OFFERED CERTIFICATES OR OTHERWISE MAKING THEM AVAILABLE TO EU RETAIL INVESTORS IN THE EEA HAS BEEN PREPARED AND THEREFORE OFFERING OR SELLING THE OFFERED CERTIFICATES OR OTHERWISE MAKING THEM AVAILABLE TO ANY EU RETAIL INVESTOR IN THE EEA MAY BE UNLAWFUL UNDER THE EU PRIIPS REGULATION.

OTHER EEA OFFERING RESTRICTIONS

THIS PROSPECTUS IS NOT A PROSPECTUS FOR PURPOSES OF THE EU PROSPECTUS REGULATION. THIS PROSPECTUS HAS BEEN PREPARED ON THE BASIS THAT ANY OFFER OF OFFERED CERTIFICATES IN THE EEA WILL BE MADE ONLY TO A LEGAL ENTITY WHICH IS AN EU QUALIFIED INVESTOR. ACCORDINGLY, ANY PERSON MAKING OR INTENDING TO MAKE AN OFFER IN THE EEA OF OFFERED CERTIFICATES WHICH ARE THE SUBJECT OF THE OFFERING CONTEMPLATED IN THIS PROSPECTUS MAY ONLY DO SO WITH RESPECT TO EU QUALIFIED INVESTORS. NEITHER THE ISSUING ENTITY, THE DEPOSITOR NOR ANY UNDERWRITER HAVE AUTHORIZED, NOR DO THEY AUTHORIZE, THE MAKING OF ANY OFFER OF OFFERED CERTIFICATES IN THE EEA OTHER THAN TO EU QUALIFIED INVESTORS.

17

MIFID II PRODUCT GOVERNANCE

ANY DISTRIBUTOR SUBJECT TO MIFID II THAT IS OFFERING, SELLING OR RECOMMENDING THE OFFERED CERTIFICATES IS RESPONSIBLE FOR UNDERTAKING ITS OWN TARGET MARKET ASSESSMENT IN RESPECT OF THE OFFERED CERTIFICATES AND DETERMINING APPROPRIATE DISTRIBUTION CHANNELS FOR THE PURPOSES OF THE MIFID II PRODUCT GOVERNANCE RULES UNDER COMMISSION DELEGATED DIRECTIVE (EU) 2017/593 (AS AMENDED, THE “DELEGATED DIRECTIVE“). NEITHER THE ISSUING ENTITY, THE DEPOSITOR NOR ANY UNDERWRITER MAKES ANY REPRESENTATIONS OR WARRANTIES AS TO A DISTRIBUTOR’S COMPLIANCE WITH THE DELEGATED DIRECTIVE.

EUROPEAN ECONOMIC AREA SELLING RESTRICTIONS

EACH UNDERWRITER HAS REPRESENTED AND AGREED THAT IT HAS NOT OFFERED, SOLD OR OTHERWISE MADE AVAILABLE, AND WILL NOT OFFER, SELL OR OTHERWISE MAKE AVAILABLE, ANY OFFERED CERTIFICATES TO ANY EU RETAIL INVESTOR (AS DEFINED ABOVE) IN THE EEA. FOR THE PURPOSES OF THIS PROVISION, THE EXPRESSION “OFFER” INCLUDES THE COMMUNICATION IN ANY FORM AND BY ANY MEANS OF SUFFICIENT INFORMATION ON THE TERMS OF THE OFFER AND THE OFFERED CERTIFICATES SO AS TO ENABLE AN INVESTOR TO DECIDE TO PURCHASE OR SUBSCRIBE FOR THE OFFERED CERTIFICATES.

NOTICE TO INVESTORS: UNITED KINGDOM

PROHIBITION ON SALES TO UK RETAIL INVESTORS

THE OFFERED CERTIFICATES ARE NOT INTENDED TO BE OFFERED, SOLD, DISTRIBUTED OR OTHERWISE MADE AVAILABLE TO, AND SHOULD NOT BE OFFERED, SOLD, DISTRIBUTED OR OTHERWISE MADE AVAILABLE TO, ANY UK RETAIL INVESTOR IN THE UNITED KINGDOM (THE “UK“). FOR THESE PURPOSES (AND FOR THE PURPOSES OF THE FOLLOWING SECTION OF THIS PROSPECTUS), A “UK RETAIL INVESTOR“ MEANS A PERSON WHO IS ONE (OR BOTH) OF THE FOLLOWING: (I) NOT A PROFESSIONAL CLIENT, AS DEFINED IN POINT (8) OF ARTICLE 2(1) OF REGULATION (EU) NO 600/2014, AS IT FORMS PART OF UK DOMESTIC LAW BY VIRTUE OF THE EUROPEAN UNION (WITHDRAWAL) ACT 2018 (AS AMENDED, THE “EUWA”); OR (II) NOT A “QUALIFIED INVESTOR” AS DEFINED IN PARAGRAPH 15 OF SCHEDULE 1 TO THE PUBLIC OFFERS AND ADMISSIONS TO TRADING REGULATIONS 2024 (AS AMENDED, THE “POATRS”) (A “UK QUALIFIED INVESTOR”).

CONSEQUENTLY, NO DISCLOSURE DOCUMENT REQUIRED BY THE PRODUCT DISCLOSURE SOURCEBOOK (AS AMENDED, “DISC”) OF THE HANDBOOK OF RULES AND GUIDANCE ADOPTED BY THE UK’S FINANCIAL CONDUCT AUTHORITY (THE “FCA HANDBOOK”) FOR OFFERING, SELLING OR DISTRIBUTING THE CERTIFICATES, OR OTHERWISE MAKING THEM AVAILABLE, TO UK RETAIL INVESTORS IN THE UK HAS BEEN PREPARED, AND THEREFORE OFFERING, SELLING OR DISTRIBUTING THE CERTIFICATES, OR OTHERWISE MAKING THEM AVAILABLE, TO ANY UK RETAIL INVESTOR IN THE UK MAY BE UNLAWFUL UNDER DISC AND THE CONSUMER COMPOSITE INVESTMENTS (DESIGNATED ACTIVITIES) REGULATIONS 2024 (AS AMENDED).

OTHER UK OFFERING RESTRICTIONS

THIS PROSPECTUS IS NOT A PROSPECTUS FOR PURPOSES OF THE POATRS OR THE PROSPECTUS RULES: ADMISSION TO TRADING ON A REGULARTED MARKET SOURCEBOOK OF THE FCA HANDBOOK. THIS PROSPECTUS HAS BEEN PREPARED ON THE BASIS THAT

18

ANY OFFER OF OFFERED CERTIFICATES IN THE UK WILL BE MADE ONLY TO A LEGAL ENTITY WHICH IS A UK QUALIFIED INVESTOR. ACCORDINGLY, ANY PERSON MAKING OR INTENDING TO MAKE AN OFFER IN THE UK OF OFFERED CERTIFICATES WHICH ARE THE SUBJECT OF THE OFFERING CONTEMPLATED IN THIS PROSPECTUS MAY ONLY DO SO WITH RESPECT TO UK QUALIFIED INVESTORS. NEITHER THE ISSUING ENTITY, THE DEPOSITOR NOR ANY UNDERWRITER HAVE AUTHORIZED, NOR DO THEY AUTHORIZE, THE MAKING OF ANY OFFER OF OFFERED CERTIFICATES IN THE UK OTHER THAN TO UK QUALIFIED INVESTORS.

UK MIFIR PRODUCT GOVERNANCE

ANY DISTRIBUTOR SUBJECT TO THE FCA HANDBOOK PRODUCT INTERVENTION AND PRODUCT GOVERNANCE SOURCEBOOK (THE “UK MIFIR PRODUCT GOVERNANCE RULES“) THAT IS OFFERING, SELLING OR RECOMMENDING THE OFFERED CERTIFICATES IS RESPONSIBLE FOR UNDERTAKING ITS OWN TARGET MARKET ASSESSMENT IN RESPECT OF THE OFFERED CERTIFICATES AND DETERMINING APPROPRIATE DISTRIBUTION CHANNELS. NEITHER THE ISSUING ENTITY, THE DEPOSITOR NOR ANY UNDERWRITER MAKES ANY REPRESENTATIONS OR WARRANTIES AS TO A DISTRIBUTOR’S COMPLIANCE WITH THE UK MIFIR PRODUCT GOVERNANCE RULES.

OTHER UK REGULATORY RESTRICTIONS

THE ISSUING ENTITY MAY CONSTITUTE A “COLLECTIVE INVESTMENT SCHEME” AS DEFINED BY SECTION 235 OF THE FSMA THAT IS NOT A “RECOGNIZED COLLECTIVE INVESTMENT SCHEME” FOR THE PURPOSES OF THE FSMA AND THAT HAS NOT BEEN AUTHORIZED, REGULATED OR OTHERWISE RECOGNIZED OR APPROVED. AS AN UNREGULATED SCHEME, THE OFFERED CERTIFICATES CANNOT BE MARKETED IN THE UK TO THE GENERAL PUBLIC, EXCEPT IN ACCORDANCE WITH THE FSMA.

THE DISTRIBUTION OF THIS PROSPECTUS (A) IF MADE BY A PERSON WHO IS NOT AN AUTHORIZED PERSON UNDER THE FSMA, IS BEING MADE ONLY TO, OR DIRECTED ONLY AT, PERSONS WHO (I) ARE OUTSIDE THE UK, OR (II) HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS AND QUALIFY AS INVESTMENT PROFESSIONALS IN ACCORDANCE WITH ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 (AS AMENDED, THE “FINANCIAL PROMOTION ORDER”), OR (III) ARE PERSONS FALLING WITHIN ARTICLE 49(2)(A) THROUGH (D) (“HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS, ETC.”) OF THE FINANCIAL PROMOTION ORDER, OR (IV) ARE PERSONS TO WHOM THIS PROSPECTUS MAY OTHERWISE LAWFULLY BE COMMUNICATED OR DIRECTED (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS “FPO PERSONS”); AND (B) IF MADE BY A PERSON WHO IS AN AUTHORIZED PERSON UNDER THE FSMA, IS BEING MADE ONLY TO, OR DIRECTED ONLY AT, PERSONS WHO (I) ARE OUTSIDE THE UK, OR (II) HAVE PROFESSIONAL EXPERIENCE OF PARTICIPATING IN UNREGULATED SCHEMES (AS DEFINED FOR PURPOSES OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (PROMOTION OF COLLECTIVE INVESTMENT SCHEMES) (EXEMPTIONS) ORDER 2001 (AS AMENDED, THE “PROMOTION OF COLLECTIVE INVESTMENT SCHEMES EXEMPTIONS ORDER”)) AND QUALIFY AS INVESTMENT PROFESSIONALS IN ACCORDANCE WITH ARTICLE 14(5) OF THE PROMOTION OF COLLECTIVE INVESTMENT SCHEMES EXEMPTIONS ORDER, OR (III) ARE PERSONS FALLING WITHIN ARTICLE 22(2)(A) THROUGH (D) (HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS, ETC.) OF THE PROMOTION OF COLLECTIVE INVESTMENT SCHEMES EXEMPTIONS ORDER, OR (IV) ARE PERSONS TO WHOM THE ISSUING ENTITY MAY LAWFULLY BE PROMOTED IN ACCORDANCE WITH SECTION 4.12 OF THE FCA HANDBOOK CONDUCT OF BUSINESS SOURCEBOOK (ALL SUCH PERSONS, TOGETHER WITH THE FPO PERSONS, THE “RELEVANT PERSONS”).

19

THIS PROSPECTUS MUST NOT BE ACTED ON OR RELIED ON BY PERSONS WHO ARE NOT RELEVANT PERSONS. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS PROSPECTUS RELATES, INCLUDING THE OFFERED CERTIFICATES, IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS.

PROSPECTIVE INVESTORS IN THE UK ARE ADVISED THAT ALL, OR MOST, OF THE PROTECTIONS AFFORDED BY THE UK REGULATORY SYSTEM WILL NOT APPLY TO AN INVESTMENT IN THE OFFERED CERTIFICATES AND THAT COMPENSATION WILL NOT BE AVAILABLE UNDER THE UK FINANCIAL SERVICES COMPENSATION SCHEME.

UNITED KINGDOM SELLING RESTRICTIONS

EACH UNDERWRITER HAS REPRESENTED AND AGREED THAT:

PROHIBITION ON SALES TO UK RETAIL INVESTORS

(A) IT HAS NOT OFFERED, SOLD OR OTHERWISE MADE AVAILABLE, AND WILL NOT OFFER, SELL OR OTHERWISE MAKE AVAILABLE, ANY OFFERED CERTIFICATES WHICH ARE THE SUBJECT OF THE OFFERING CONTEMPLATED BY THIS PROSPECTUS TO ANY UK RETAIL INVESTOR (AS DEFINED ABOVE) IN THE UK (AND FOR THE PURPOSES OF THIS PROVISION, THE EXPRESSION “OFFER” INCLUDES THE COMMUNICATION IN ANY FORM AND BY ANY MEANS OF SUFFICIENT INFORMATION ON THE TERMS OF THE OFFER AND THE OFFERED CERTIFICATES SO AS TO ENABLE AN INVESTOR TO DECIDE TO PURCHASE OR SUBSCRIBE FOR THE OFFERED CERTIFICATES);

OTHER UK REGULATORY RESTRICTIONS

(B) IT HAS ONLY COMMUNICATED OR CAUSED TO BE COMMUNICATED AND WILL ONLY COMMUNICATE OR CAUSE TO BE COMMUNICATED AN INVITATION OR INDUCEMENT TO ENGAGE IN INVESTMENT ACTIVITY (WITHIN THE MEANING OF SECTION 21 OF THE FSMA) RECEIVED BY IT IN CONNECTION WITH THE ISSUE OR SALE OF THE OFFERED CERTIFICATES IN CIRCUMSTANCES IN WHICH SECTION 21(1) OF THE FSMA DOES NOT APPLY TO THE ISSUING ENTITY OR THE DEPOSITOR; AND

(C) IT HAS COMPLIED AND WILL COMPLY WITH ALL APPLICABLE PROVISIONS OF THE FSMA WITH RESPECT TO ANYTHING DONE BY IT IN RELATION TO THE OFFERED CERTIFICATES IN, FROM OR OTHERWISE INVOLVING THE UK.

20

EU SECURITIZATION REGULATION AND UK SECURITIZATION REGULATION

NONE OF THE SPONSORS, THE DEPOSITOR OR THE UNDERWRITERS, OR THEIR RESPECTIVE AFFILIATES, OR ANY OTHER PERSON INTENDS TO RETAIN A MATERIAL NET ECONOMIC INTEREST IN THE SECURITIZATION CONSTITUTED BY THE ISSUE OF THE CERTIFICATES, OR TO TAKE ANY OTHER ACTION IN RESPECT OF SUCH SECURITIZATION, IN A MANNER PRESCRIBED OR CONTEMPLATED BY (A) REGULATION (EU) 2017/2402 (THE “EU SECURITIZATION REGULATION”) OR (B) REGULATION (EU) 2017/2402, AS IT FORMS PART OF UK DOMESTIC LAW BY VIRTUE OF THE EUWA AND AS AMENDED (INCLUDING BY THE SECURITISATION (AMENDMENT) (EU EXIT) REGULATIONS 2019) (THE “UK SECURITIZATION REGULATION”). IN PARTICULAR, NO SUCH PERSON UNDERTAKES TO TAKE ANY ACTION WHICH MAY BE REQUIRED BY ANY PROSPECTIVE INVESTOR OR CERTIFICATEHOLDER FOR THE PURPOSES OF ITS COMPLIANCE WITH ANY REQUIREMENT OF THE EU SECURITIZATION REGULATION OR THE UK SECURITIZATION REGULATION. IN ADDITION, THE ARRANGEMENTS DESCRIBED UNDER “CREDIT RISK RETENTION” IN THIS PROSPECTUS HAVE NOT BEEN STRUCTURED WITH THE OBJECTIVE OF ENSURING COMPLIANCE BY ANY PERSON WITH ANY REQUIREMENT OF THE EU SECURITIZATION REGULATION OR THE UK SECURITIZATION REGULATION. CONSEQUENTLY, THE OFFERED CERTIFICATES MAY NOT BE A SUITABLE INVESTMENT FOR INVESTORS THAT ARE SUBJECT TO ANY REQUIREMENT OF THE EU SECURITIZATION REGULATION OR THE UK SECURITIZATION REGULATION. SEE “RISK FACTORS—OTHER RISKS RELATING TO THE CERTIFICATES—EU SECURITIZATION REGULATION AND UK SECURITIZATION REGULATION DUE DILIGENCE REQUIREMENTS” IN THIS PROSPECTUS.

HONG KONG

THIS PROSPECTUS HAS NOT BEEN DELIVERED FOR REGISTRATION TO THE REGISTRAR OF COMPANIES IN HONG KONG AND THE CONTENTS OF THIS PROSPECTUS HAVE NOT BEEN REVIEWED OR APPROVED BY ANY REGULATORY AUTHORITY IN HONG KONG. THIS PROSPECTUS DOES NOT CONSTITUTE NOR INTEND TO BE AN OFFER OR INVITATION TO THE PUBLIC IN HONG KONG TO ACQUIRE THE OFFERED CERTIFICATES.

EACH UNDERWRITER HAS REPRESENTED, WARRANTED AND AGREED THAT: (1) IT HAS NOT OFFERED OR SOLD AND WILL NOT OFFER OR SELL IN HONG KONG, BY MEANS OF ANY DOCUMENT, ANY OFFERED CERTIFICATES (EXCEPT FOR CERTIFICATES WHICH ARE A “STRUCTURED PRODUCT” AS DEFINED IN THE SECURITIES AND FUTURES ORDINANCE (CAP. 571) (THE “SFO”) OF HONG KONG) OTHER THAN (A) TO “PROFESSIONAL INVESTORS” AS DEFINED IN THE SFO AND ANY RULES OR REGULATIONS MADE UNDER THE SFO; OR (B) IN OTHER CIRCUMSTANCES WHICH DO NOT RESULT IN THE DOCUMENT BEING A “PROSPECTUS” AS DEFINED IN THE COMPANIES (WINDING UP AND MISCELLANEOUS PROVISIONS) ORDINANCE (CAP. 32) (THE “C(WUMP)O”) OF HONG KONG OR WHICH DO NOT CONSTITUTE AN OFFER TO THE PUBLIC WITHIN THE MEANING OF THE C(WUMP)O; AND (2) IT HAS NOT ISSUED OR HAD IN ITS POSSESSION FOR THE PURPOSES OF ISSUE, AND WILL NOT ISSUE OR HAVE IN ITS POSSESSION FOR THE PURPOSES OF ISSUE, WHETHER IN HONG KONG OR ELSEWHERE, ANY ADVERTISEMENT, INVITATION OR DOCUMENT RELATING TO THE OFFERED CERTIFICATES, WHICH IS DIRECTED AT, OR THE CONTENTS OF WHICH ARE LIKELY TO BE ACCESSED OR READ BY, THE PUBLIC OF HONG KONG (EXCEPT IF PERMITTED TO DO SO UNDER THE SECURITIES LAWS OF HONG KONG) OTHER THAN WITH RESPECT TO OFFERED CERTIFICATES WHICH ARE OR ARE INTENDED TO BE DISPOSED OF ONLY TO PERSONS OUTSIDE HONG KONG OR ONLY TO “PROFESSIONAL INVESTORS” AS DEFINED IN THE SFO AND ANY RULES MADE UNDER THE SFO.

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W A R N I N G

THE CONTENTS OF THIS PROSPECTUS HAVE NOT BEEN REVIEWED OR APPROVED BY ANY REGULATORY AUTHORITY IN HONG KONG. YOU ARE ADVISED TO EXERCISE CAUTION IN RELATION TO THE OFFER. IF YOU ARE IN ANY DOUBT ABOUT ANY OF THE CONTENTS OF THIS PROSPECTUS, YOU SHOULD OBTAIN INDEPENDENT PROFESSIONAL ADVICE.

SINGAPORE

NEITHER THIS PROSPECTUS NOR ANY OTHER DOCUMENT OR MATERIAL IN CONNECTION WITH ANY OFFER OF THE OFFERED CERTIFICATES HAS BEEN REGISTERED AS A PROSPECTUS WITH THE MONETARY AUTHORITY OF SINGAPORE (“MAS”) UNDER THE SECURITIES AND FUTURES ACT (CAP. 289) OF SINGAPORE (THE “SFA”). ACCORDINGLY, MAS ASSUMES NO RESPONSIBILITY FOR THE CONTENTS OF THIS PROSPECTUS. THIS PROSPECTUS IS NOT A PROSPECTUS AS DEFINED IN THE SFA AND STATUTORY LIABILITY UNDER THE SFA IN RELATION TO THE CONTENTS OF PROSPECTUSES WOULD NOT APPLY. ANY PROSPECTIVE INVESTOR SHOULD CONSIDER CAREFULLY WHETHER THE INVESTMENT IS SUITABLE FOR IT. THIS PROSPECTUS AND ANY OTHER DOCUMENT OR MATERIAL IN CONNECTION WITH THE OFFER OR SALE, OR INVITATION FOR SUBSCRIPTION OR PURCHASE, OF THE OFFERED CERTIFICATES MAY NOT BE CIRCULATED OR DISTRIBUTED, NOR MAY THE OFFERED CERTIFICATES BE OFFERED OR SOLD, OR BE MADE THE SUBJECT OF AN INVITATION FOR SUBSCRIPTION OR PURCHASE, WHETHER DIRECTLY OR INDIRECTLY, TO PERSONS IN SINGAPORE OTHER THAN (I) TO AN INSTITUTIONAL INVESTOR (AS DEFINED IN SECTION 4A(1)(c) OF THE SFA) PURSUANT TO SECTION 274 OF THE SFA (EACH AN “INSTITUTIONAL INVESTOR”), (II) TO A RELEVANT PERSON (AS DEFINED IN SECTION 275(2) OF THE SFA) PURSUANT TO SECTION 275(1), OR ANY PERSON PURSUANT TO SECTION 275(1A) OF THE SFA, AND IN ACCORDANCE WITH THE CONDITIONS SPECIFIED IN SECTION 275 OF THE SFA, PROVIDED ALWAYS THAT NONE OF SUCH PERSON SHALL BE AN INDIVIDUAL OTHER THAN AN INDIVIDUAL WHO IS AN ACCREDITED INVESTOR (AS DEFINED IN SECTION 4A(1)(a) OF THE SFA) (EACH, A “RELEVANT INVESTOR“).

NO CERTIFICATES ACQUIRED BY (I) AN INSTITUTIONAL INVESTOR; OR (II) A RELEVANT INVESTOR IN ACCORDANCE WITH THE CONDITIONS SPECIFIED IN SECTION 275 OF THE SFA MAY BE OFFERED OR SOLD, MADE THE SUBJECT OF AN INVITATION FOR SUBSCRIPTION OR PURCHASE, OR OTHERWISE TRANSFERRED, WHETHER DIRECTLY OR INDIRECTLY, TO PERSONS IN SINGAPORE, OTHER THAN TO (I) AN INSTITUTIONAL INVESTOR; OR (II) A RELEVANT INVESTOR IN ACCORDANCE WITH THE CONDITIONS SPECIFIED IN SECTION 275 OF THE SFA.

WHERE THE OFFERED CERTIFICATES ARE SUBSCRIBED OR PURCHASED UNDER SECTION 275 OF THE SFA BY A RELEVANT PERSON WHICH IS: (A) A CORPORATION (WHICH IS NOT AN ACCREDITED INVESTOR (AS DEFINED IN SECTION 4A OF THE SFA)) THE SOLE BUSINESS OF WHICH IS TO HOLD INVESTMENTS AND THE ENTIRE SHARE CAPITAL OF WHICH IS OWNED BY ONE OR MORE INDIVIDUALS, EACH OF WHOM IS AN ACCREDITED INVESTOR; OR (B) A TRUST (WHERE THE TRUSTEE IS NOT AN ACCREDITED INVESTOR) WHOSE SOLE PURPOSE IS TO HOLD INVESTMENTS AND EACH BENEFICIARY IS AN ACCREDITED INVESTOR, SECURITIES (AS DEFINED IN SECTION 239(1) OF THE SFA) OF THAT CORPORATION OR THE BENEFICIARIES’ RIGHTS AND INTEREST (HOWSOEVER DESCRIBED) IN THAT TRUST SHALL NOT BE TRANSFERABLE FOR 6 MONTHS AFTER THAT CORPORATION OR THAT TRUST HAS ACQUIRED THE OFFERED CERTIFICATES UNDER SECTION 275 OF THE SFA EXCEPT: (1) TO AN INSTITUTIONAL INVESTOR UNDER SECTION 274 OF THE SFA OR TO A RELEVANT PERSON (AS DEFINED IN SECTION 275(2) OF THE SFA), OR TO ANY PERSON PURSUANT TO AN OFFER THAT IS MADE ON TERMS THAT

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SUCH SHARES, DEBENTURES AND UNITS OF SHARES AND DEBENTURES OF THAT CORPORATION OR SUCH RIGHTS OR INTEREST IN THAT TRUST ARE ACQUIRED AT A CONSIDERATION OF NOT LESS THAN 200,000 SINGAPORE DOLLARS (OR ITS EQUIVALENT IN A FOREIGN CURRENCY) FOR EACH TRANSACTION, WHETHER SUCH AMOUNT IS TO BE PAID FOR IN CASH OR BY EXCHANGE OF SECURITIES OR OTHER ASSETS, AND FURTHER FOR CORPORATIONS, IN ACCORDANCE WITH THE CONDITIONS SPECIFIED IN SECTION 275(1A) OF THE SFA; (2) WHERE NO CONSIDERATION IS GIVEN FOR THE TRANSFER; (3) WHERE THE TRANSFER IS BY OPERATION OF LAW; OR (4) AS SPECIFIED IN SECTION 276(7) OF THE SFA.

REPUBLIC OF KOREA

THESE CERTIFICATES HAVE NOT BEEN REGISTERED WITH THE FINANCIAL SERVICES COMMISSION OF THE REPUBLIC OF KOREA FOR A PUBLIC OFFERING IN THE REPUBLIC OF KOREA. THE UNDERWRITERS HAVE THEREFORE REPRESENTED AND AGREED THAT THE CERTIFICATES HAVE NOT BEEN AND WILL NOT BE OFFERED, SOLD OR DELIVERED DIRECTLY OR INDIRECTLY, OR OFFERED, SOLD OR DELIVERED TO ANY PERSON FOR RE-OFFERING OR RESALE, DIRECTLY OR INDIRECTLY, IN THE REPUBLIC OF KOREA OR TO ANY RESIDENT OF THE REPUBLIC OF KOREA, EXCEPT AS OTHERWISE PERMITTED UNDER APPLICABLE LAWS AND REGULATIONS OF THE REPUBLIC OF KOREA, INCLUDING THE FINANCIAL INVESTMENT SERVICES AND CAPITAL MARKETS ACT AND THE FOREIGN EXCHANGE TRANSACTIONS LAW AND THE DECREES AND REGULATIONS THEREUNDER.

JAPAN

THE OFFERED CERTIFICATES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE FINANCIAL INSTRUMENTS AND EXCHANGE LAW OF JAPAN, AS AMENDED (THE “FIEL”), AND DISCLOSURE UNDER THE FIEL HAS NOT BEEN AND WILL NOT BE MADE WITH RESPECT TO THE OFFERED CERTIFICATES. ACCORDINGLY, EACH UNDERWRITER HAS REPRESENTED AND AGREED THAT IT HAS NOT, DIRECTLY OR INDIRECTLY, OFFERED OR SOLD AND WILL NOT, DIRECTLY OR INDIRECTLY, OFFER OR SELL ANY OFFERED CERTIFICATES IN JAPAN OR TO, OR FOR THE BENEFIT OF, ANY RESIDENT OF JAPAN (WHICH TERM AS USED IN THIS PROSPECTUS MEANS ANY PERSON RESIDENT IN JAPAN, INCLUDING ANY CORPORATION OR OTHER ENTITY ORGANIZED UNDER THE LAWS OF JAPAN) OR TO OTHERS FOR REOFFERING OR RE-SALE, DIRECTLY OR INDIRECTLY, IN JAPAN OR TO, OR FOR THE BENEFIT OF, ANY RESIDENT OF JAPAN EXCEPT PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF, AND OTHERWISE IN COMPLIANCE WITH, THE FIEL AND OTHER RELEVANT LAWS, REGULATIONS AND MINISTERIAL GUIDELINES OF JAPAN. AS PART OF THIS OFFERING OF THE OFFERED CERTIFICATES, THE UNDERWRITERS MAY OFFER THE OFFERED CERTIFICATES IN JAPAN TO UP TO 49 OFFEREES IN ACCORDANCE WITH THE ABOVE PROVISIONS.

JAPANESE RETENTION REQUIREMENT

The Japanese Financial Services Agency (“JFSA”) published a risk retention rule as part of the regulatory capital regulation of certain categories of Japanese investors seeking to invest in securitization transactions (the “JRR Rule”). The JRR Rule mandates an “indirect” compliance requirement, meaning that certain categories of Japanese investors will be required to apply higher risk WEIGHTING to securitization exposures they hold unless the relevant originator commits to hold a retention interest in the securities issued in the securitization transaction equal to at least 5% of the exposure of the total underlying assets in the securitization transaction (the “JAPANESE RETENTION REQUIREMENT”), or such investors

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determine that the underlying assets were not “inappropriately originated.” In the absence of such a determination by such investors that such underlying assets were not “inappropriately originated,” the Japanese Retention Requirement would apply to an investment by such investors in such securities.

No party to the transaction described in this PROSPECTUS has committed to hold a risk retention interest in compliance with the Japanese Retention Requirement, and we make no representation as to whether the transaction described in this PROSPECTUS would otherwise comply with the JRR Rule.

NOTICE TO RESIDENTS OF CANADA

THE OFFERED CERTIFICATES MAY BE SOLD IN CANADA ONLY TO PURCHASERS PURCHASING, OR DEEMED TO BE PURCHASING, AS PRINCIPAL THAT ARE ACCREDITED INVESTORS, AS DEFINED IN NATIONAL INSTRUMENT 45-106 PROSPECTUS EXEMPTIONS OR SUBSECTION 73.3(1) OF THE SECURITIES ACT (ONTARIO), AND ARE PERMITTED CLIENTS, AS DEFINED IN NATIONAL INSTRUMENT 31-103 REGISTRATION REQUIREMENTS, EXEMPTIONS AND ONGOING REGISTRANT OBLIGATIONS. ANY RESALE OF THE OFFERED CERTIFICATES MUST BE MADE IN ACCORDANCE WITH AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE PROSPECTUS REQUIREMENTS OF APPLICABLE SECURITIES LAWS.

SECURITIES LEGISLATION IN CERTAIN PROVINCES OR TERRITORIES OF CANADA MAY PROVIDE A PURCHASER WITH REMEDIES FOR RESCISSION OR DAMAGES IF THIS PROSPECTUS (INCLUDING ANY AMENDMENT THERETO) CONTAINS A MISREPRESENTATION, PROVIDED THAT THE REMEDIES FOR RESCISSION OR DAMAGES ARE EXERCISED BY THE PURCHASER WITHIN THE TIME LIMIT PRESCRIBED BY THE SECURITIES LEGISLATION OF THE PURCHASER’S PROVINCE OR TERRITORY. THE PURCHASER SHOULD REFER TO ANY APPLICABLE PROVISIONS OF THE SECURITIES LEGISLATION OF THE PURCHASER’S PROVINCE OR TERRITORY FOR PARTICULARS OF THESE RIGHTS OR CONSULT WITH A LEGAL ADVISOR.

PURSUANT TO SECTION 3A.3 OF NATIONAL INSTRUMENT 33-105 UNDERWRITING CONFLICTS (“NI 33-105”), THE UNDERWRITERS ARE NOT REQUIRED TO COMPLY WITH THE DISCLOSURE REQUIREMENTS OF NI 33-105 REGARDING UNDERWRITER CONFLICTS OF INTEREST IN CONNECTION WITH THIS OFFERING.

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Summary of Terms

This summary highlights selected information from this prospectus. It does not contain all of the information you need to consider in making your investment decision. To understand all of the terms of the offering of the offered certificates, read this entire document carefully.

Relevant Parties

Title of Certificates	[TRUST NAME] Commercial Mortgage Pass Through Certificates, Series [___]-[___].
Depositor	Natixis Commercial Mortgage Securities LLC, a Delaware limited liability company and a wholly-owned subsidiary of Natixis Real Estate Capital LLC, a Delaware limited liability company, which is itself a wholly-owned indirect subsidiary of Natixis North America LLC, which in turn is a wholly-owned direct subsidiary of Natixis, a joint stock company with a board of directors duly established under the laws of France (“Natixis”). The depositor’s address is 1251 Avenue of the Americas, New York, New York 10020 and its telephone number is (212) 891-6100. See “Transaction Parties—The Depositor”.
Issuing Entity	[NAME OF ISSUING ENTITY][INSERT SERIES DESIGNATION], a New York common law trust, to be established on the closing date under the pooling and servicing agreement. For more detailed information, see “Transaction Parties—The Issuing Entity”.
Sponsors	The sponsors of this transaction are:
●	[Natixis Real Estate Capital LLC, a Delaware limited liability company];
●	[Natixis, acting through its branch office located at 1251 Avenue of the Americas, New York, New York 10020 (referred to herein as “Natixis, New York Branch”), which is licensed by the Superintendent of Financial Services of the State of New York to conduct a commercial banking business as a branch of a foreign bank];
●	[NAMES OF OTHER SPONSORS]

[The sponsors are sometimes also referred to in this prospectus as the “mortgage loan sellers”.]

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The sponsors originated or acquired and will transfer to the depositor the mortgage loans set forth in the following chart:

Sellers of the Mortgage Loans

Mortgage Loan Seller	Number of Mortgage Loans	Aggregate Principal Balance of Mortgage Loans	Approx. % of Initial Pool Balance
[NATIXIS REAL ESTATE CAPITAL LLC]		$	%
[NATIXIS, NEW YORK BRANCH]
[OTHER MORTGAGE LOAN SELLER[S]]
Total			$100.0%

[INSERT APPROPRIATE FOOTNOTES]

See “Transaction Parties—The Sponsors and Mortgage Loan Sellers”.

[In addition, [NAME OF LOAN SELLER] will also transfer to the depositor a subordinate companion loan relating to [NAME OF WHOLE LOAN] mortgage loan, as described below under “—The Mortgage Pool—Whole Loans” below.]

[Originator	ADD DISCLOSURE REGARDING AN ORIGINATOR THAT IS NOT A SPONSOR]
Master Servicer	[NAME OF MASTER SERVICER] will be the master servicer and will be responsible for the master servicing and administration of the serviced mortgage loans [and any related companion loans] pursuant to the pooling and servicing agreement (other than the mortgage loan and companion loan identified in the table below that is part of a whole loan and serviced under the pooling and servicing agreement indicated in the table titled “Non-Serviced Whole Loan” under “—The Mortgage Pool—Whole Loans” below). The offices of the master servicer are located at [INSERT ADDRESS]. See “Transaction Parties—The Master Servicer” and “Pooling and Servicing Agreement”.

[OTHER SERVICERS] [TO THE EXTENT APPLICABLE, DISCLOSURE WILL BE ADDED REGARDING OTHER APPLICABLE SERVICERS]

[Prior to the applicable servicing shift securitization date, the related servicing shift whole loan will be serviced under the pooling and servicing agreement for this transaction. From and after the related servicing shift securitization date, the related servicing shift whole loan

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will be serviced under, and by the servicer designated in, the related servicing shift pooling and servicing agreement. See “Description of the Mortgage Pool—The Whole Loans—The Serviced Pari Passu Whole Loan”, “—The Non-Serviced Whole Loan” and “Pooling and Servicing Agreement—Servicing of the Servicing Shift Mortgage Loan”.]

The master servicer of the non-serviced mortgage loan is set forth in the table below under the heading “Non-Serviced Whole Loan” and under “—The Mortgage Pool—Whole Loans”. See “Transaction Parties—The Non-Serviced Master Servicer” and “Pooling and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan”.

Special Servicer	[NAME OF SPECIAL SERVICER] will act as special servicer with respect to the mortgage loans and the related companion loans other than with respect to the non-serviced mortgage loan set forth in the table titled “Non-Serviced Whole Loan” under “—The Mortgage Pool—Whole Loans” below. The special servicer will be primarily responsible for (i) making decisions and performing certain servicing functions with respect to such mortgage loans and related companion loans as to which a special servicing transfer event (such as a default or an imminent default) has occurred and (ii) in certain circumstances, reviewing, evaluating, processing and providing or withholding consent as to certain major decisions and other transactions relating to such mortgage loans and related companion loans for which a special servicing transfer event has not occurred, in each case pursuant to the pooling and servicing agreement for this transaction. The primary servicing office of the special servicer is located at [INSERT ADDRESS]. See “Transaction Parties—The Special Servicer” and “Pooling and Servicing Agreement”.

The special servicer was appointed to be the special servicer by [NAME OF “B-PIECE” BUYER], which is expected to purchase the Class [__] and [__] certificates (and may purchase certain other classes of certificates) and, on the closing date, is expected to be the initial directing certificateholder. See “Pooling and Servicing Agreement—The Directing Certificateholder”.

[Prior to the applicable servicing shift date, each of the servicing shift whole loans, if necessary, will be specially serviced by the special servicer under the pooling and servicing agreement for this transaction. From and after the related servicing shift date, the related servicing shift whole loan will be specially serviced, if necessary, under, and by the special servicer designated in, the related servicing shift pooling and servicing agreement.

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See “Description of the Mortgage Pool—The Whole Loans”, “—The Non-Serviced Whole Loan” and “Pooling and Servicing Agreement—Servicing of the Servicing Shift Mortgage Loans”.]

The special servicer of the non-serviced mortgage loan is set forth in the table below titled “Non-Serviced Whole Loan” under “—The Mortgage Pool—Whole Loans”. See “Transaction Parties—The Non-Serviced Special Servicer” and “Pooling and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan”.

[Primary Servicer	IDENTIFY (1) EACH AFFILIATED PRIMARY SERVICER AND (2) EACH UNAFFILIATED PRIMARY SERVICER THAT SERVICES 10% OR MORE OF THE POOL ASSETS, IN EACH CASE, AS CONTEMPLATED BY ITEM 1108(a)(2) of REGULATION AB. ADD DISCLOSURE REGARDING PRIMARY SERVICER AS REQUIRED BY ITEM 1108(a)(3) OF REGULATION AB, IF APPLICABLE.]
Trustee	[NAME OF TRUSTEE] will act as trustee. The corporate trust office of the trustee is located at [INSERT ADDRESS]. Following the transfer of the mortgage loans and [one] trust subordinate companion loan to the issuing entity, the trustee, on behalf of the issuing entity, will become the mortgagee of record for each mortgage loan (other than the non-serviced mortgage loan) and the related companion loans (including the trust subordinate companion loan to be held by the issuing entity). See “Transaction Parties—The Trustee” and “Pooling and Servicing Agreement”.

[The initial mortgagee of record with respect to the servicing shift mortgage loan will be the trustee under the pooling and servicing agreement. From and after the related servicing shift securitization date, the mortgagee of record with respect to the related servicing shift mortgage loan will be the trustee designated in the related servicing shift pooling and servicing agreement.]

With respect to the non-serviced mortgage loan, the entity set forth in the table titled “Non-Serviced Whole Loan” under “—The Mortgage Pool—Whole Loans” below, in its capacity as trustee under the pooling and servicing agreement for the indicated transaction, is the mortgagee of record for that non-serviced mortgage loan and any related companion loan. See “Pooling and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan”.

Certificate Administrator	[NAME OF CERTIFICATE ADMINISTRATOR] will initially act as certificate administrator. The certificate administrator will also be required to act as custodian,

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certificate registrar, [REMIC administrator, 17g-5 information provider] and authenticating agent. The office of the certificate administrator is located at [INSERT ADDRESS]. See “Transaction Parties—The Certificate Administrator” and “Pooling and Servicing Agreement”.

[The custodian with respect to the servicing shift mortgage loan will be the certificate administrator, in its capacity as custodian under the pooling and servicing agreement. From and after the related servicing shift securitization date, the custodian of the mortgage file for the servicing shift mortgage loan (other than the promissory note evidencing the related servicing shift mortgage loan) will be the custodian under the related servicing shift pooling and servicing agreement. See “Description of the Mortgage Pool—The Whole Loans—The Serviced Pari Passu Whole Loans”, “—The Non-Serviced Whole Loans” and “Pooling and Servicing Agreement—Servicing of the Servicing Shift Mortgage Loan”.]

[The custodian with respect to the non-serviced mortgage loans will be the entity set forth in the table below titled “Non-Serviced Whole Loan” under “—The Mortgage Pool—Whole Loans”, the custodian under the pooling and servicing agreement for the indicated transaction.] See “Pooling and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan”.

Operating Advisor	[NAME OF OPERATING ADVISOR] will be the operating advisor. The operating advisor will have certain review and reporting responsibilities with respect to the performance of the special servicer, and in certain circumstances may recommend to the certificateholders that the special servicer be replaced. The operating advisor will generally have no obligations or consultation rights under the pooling and servicing agreement for this transaction with respect to the non-serviced mortgage loan or any related REO property (each of which will be serviced pursuant to the related non-serviced pooling and servicing agreement). See “Transaction Parties—The Operating Advisor” and “Pooling and Servicing Agreement—The Operating Advisor”.

Asset Representations

Reviewer	[NAME OF ASSET REPRESENTATIONS REVIEWER] will be the asset representations reviewer. The asset representations reviewer will be required to review certain delinquent mortgage loans after a specified delinquency threshold has been exceeded and the required percentage of certificateholders vote to direct a review of such delinquent mortgage loans.

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See “Transaction Parties—The Asset Representations Reviewer” and “Pooling and Servicing Agreement—The Asset Representations Reviewer”.

[Risk Retention

Consultation Party	The risk retention consultation party will have certain non-binding consultation rights in certain circumstances upon a mortgage loan becoming a specially serviced loan, as further described in this prospectus.

The risk retention consultation party will be the party selected by the holder of the [Class VRR certificates][VRR Interest] or [Class EHRI certificates][EHRI Interest]. The initial risk retention consultation party is expected to be [__].

If the risk retention consultation party’s rights are directly or indirectly held by a borrower party, the risk retention consultation party will not have any consultation rights with respect to the related mortgage loan under the pooling and servicing agreement.][MAY BE INCLUDED IN DEALS WHERE THE SPONSOR SATISFIES ALL OR PART OF ITS RISK RETENTION OBLIGATIONS THROUGH RETENTION OF A VERTICAL INTEREST]

Directing Certificateholder	Subject to the rights of the holders of the subordinate companion loan (or directing certificateholder for the [LOAN–SPECIFIC CLASS] certificates, in the case of the trust subordinate companion loan) described under “Description of the Mortgage Pool—The Whole Loans—The Serviced AB Whole Loan”, the directing certificateholder will have certain consent and consultation rights in certain circumstances with respect to the mortgage loans (other than (i) [any non-serviced mortgage loan, (ii)] any servicing shift mortgage loan] and (iii) any excluded loan), as further described in this prospectus. The directing certificateholder will generally be the controlling class certificateholder (or its representative) selected by more than a specified percentage of the controlling class certificateholders (by certificate balance, as certified by the certificate registrar from time to time as provided for in the pooling and servicing agreement). An “excluded loan” is a mortgage loan or whole loan with respect to which the directing certificateholder or the holder of the majority of the controlling class certificates (by certificate principal balance), is a borrower, a mortgagor, a manager of a mortgaged property, the holder of a mezzanine loan that has accelerated the related mezzanine loan (subject to certain exceptions) or commenced foreclosure or enforcement proceedings against the equity collateral pledged to secure the related mezzanine loan, or any borrower party affiliate.

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See “Pooling and Servicing Agreement—The Directing Certificateholder”. However, in certain circumstances there may be no directing certificateholder even if there is a controlling class, and in other circumstances there will be no controlling class and no directing certificateholder may be appointed.

The controlling class will be the most subordinate class of the Class [__], Class [__] and Class [__] certificates then-outstanding that has an aggregate certificate balance, as notionally reduced by any appraisal reduction amounts allocated to such class, at least equal to 25% of the initial certificate balance of that class[; provided, however, that during such time as any of the foregoing classes of certificates would be the controlling class, the holders of such certificates will have the right to irrevocably waive their right to appoint a directing certificateholder or to exercise any of the rights of the controlling class certificateholder]. No class of certificates, other than as described above, will be eligible to act as the controlling class or appoint a directing certificateholder.

It is anticipated that an affiliate of [NAME OF “B-PIECE” BUYER] will purchase the Class [__] and Class [__] certificates (and may purchase certain other classes of certificates) and, on the closing date, is expected to be the initial directing certificateholder with respect to each mortgage loan (other than (i) any non-serviced mortgage loan, [(ii) any servicing shift mortgage loan and] (iii) any excluded loan).

[With respect to the servicing shift whole loan identified as “[__]” on Annex A-1, the holder of the [__] pari passu companion loan identified as note [__], will be the related controlling noteholder, and will be entitled to certain consent and consultation rights with respect to the related servicing shift whole loan under the related intercreditor agreement. From and after the servicing shift securitization date, the directing certificateholder of the servicing shift whole loan is expected to be the directing certificateholder under the servicing shift pooling and servicing agreement. The directing certificateholder of this securitization will only have limited consultation rights with respect to certain servicing matters or mortgage loan modifications affecting the servicing shift mortgage loan. See “Description of the Mortgage Pool—The Whole Loans—The Serviced Pari Passu Whole Loan” and “—The Non-Serviced Whole Loan”.]

With respect to any subordinate companion loan described under “Description of the Mortgage Pool—The Whole Loans—The Serviced AB Whole Loan”, during

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such time as the holders of the subordinate companion loan (or the directing certificateholder for the [LOAN-SPECIFIC CLASS] certificates, which class represents the beneficial interest in the trust subordinate companion loan) are no longer permitted to exercise control or consultation rights under the related intercreditor agreement, the directing certificateholder will have generally similar (although not necessarily identical) consent and consultation rights with respect to the related AB mortgage loan as it does for the other mortgage loans in the pool. See “Description of the Mortgage Pool—The Whole Loans—The Serviced AB Whole Loan”.

The entity identified as “Directing Certificateholder” in the table titled “Non-Serviced Whole Loan” under “—The Mortgage Pool—Whole Loans” below is the initial directing certificateholder (or equivalent) under the pooling and servicing agreement for the indicated transaction and will have certain consent and consultation rights with respect to the non-serviced whole loan, which are substantially similar, but not identical, to those of the directing certificateholder under the pooling and servicing agreement for this securitization, subject to similar appraisal mechanics. See “Description of the Mortgage Pool—The Whole Loans—The Non-Serviced Whole Loan” and “Pooling and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan”.

Holders of the [LOAN-
SPECIFIC CLASS]

Certificates	[__] ([_]) mortgage loan identified as “[_____]” on Annex A-1, representing approximately [__]% of the aggregate principal balance of the pool of mortgage loans as of the cut-off date, has a trust subordinate companion loan (a subordinate interest in the related whole loan), and such trust subordinate companion loan will also be held by the issuing entity. The [LOAN SPECIFIC CLASS] certificates will be backed solely by such trust subordinate companion loan, and any expenses or losses incurred with respect to the other mortgage loans will not be borne by the holders of such [LOAN SPECIFIC CLASS] certificates. The loan-specific directing certificateholder appointed by the holders of more than 50% of the certificate balance of the [LOAN SPECIFIC CLASS] certificates will be entitled to exercise certain of the rights of the holder of the trust subordinate companion loan under the related intercreditor agreement on behalf of the holders of the [LOAN SPECIFIC CLASS] certificates, as the beneficial owner of such certificates. See “Description of the Mortgage Pool—The Whole Loans—The Serviced AB
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Whole Loan”. [IF NO TRUST SUBORDINATE COMPANION LOAN IS HELD BY THE ISSUING ENTITY, NO LOAN SPECIFIC CERTIFICATES WILL BE ISSUED.]]

Certain Affiliations and

Relationships	The originators, the sponsors, the underwriters, and parties to the pooling and servicing agreement have various roles in this transaction as well as certain relationships with parties to this transaction and certain of their affiliates. See “Certain Affiliations, Relationships and Related Transactions Involving Transaction Parties”. These roles and other potential relationships may give rise to conflicts of interest as further described in this prospectus under “Risk Factors—Risks Related to Conflicts of Interest”.
Significant Obligors	[The borrowers related to the mortgage loans identified on Annex A-1 as [_____], [_____] and [_____], [are affiliated and] represent [__]% of the aggregate principal balance of the pool of mortgage loans as of the cut-off date. See “Description of the Mortgage Pool—Mortgage Pool Characteristics—Significant Mortgage Loans and Significant Obligors”.] [INCLUDE FOR ANY BORROWER REPRESENTING 10% OR MORE OF POOL, IF ANY.]

The mortgaged properties related to the mortgage loans identified on Annex A-1 as [_____], [_____] and [_____], [are related and] represent [__]% of the aggregate principal balance of the pool of mortgage loans as of the cut-off date. See “Description of the Mortgage Pool—Mortgage Pool Characteristics—Significant Mortgage Loans and Significant Obligors”. [INCLUDE FOR ANY MORTGAGED PROPERTY REPRESENTING 10% OR MORE OF POOL, IF ANY.]

Certain of the lessees occupying all or a portion of the mortgaged properties related to the mortgage loans identified on Annex A-1 as [______], [_____] and [_____], [are affiliated and] represent [__]% of the [cash flow of the] initial mortgage pool. See “Description of the Mortgage Pool—Mortgage Pool Characteristics—Significant Mortgage Loans and Significant Obligors”. [INCLUDE FOR ANY LESSEE ACCOUNTING FOR 10% OR MORE OF CASH FLOW, IF ANY.] [There are no significant obligors related to the issuing entity.]

[INCLUDE INFORMATION REQUIRED BY ITEM 1112(a) and (b) FOR EACH SIGNIFICANT OBLIGOR]

[Swap Counterparty	[_____], a [insert entity type and jurisdiction of organization]. [_____] [is an affiliate of the depositor, and of [_____], [one of the sponsors], and [_____], one of the underwriters.] [_____], a [insert entity type and

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jurisdiction of organization].] [INSERT IDENTITY OF COUNTERPARTY TO ANY OTHER DERIVATIVE AGREEMENTS AS REQUIRED BY ITEM 1114 OF REGULATION AB]

Relevant Dates And Periods

Cut-off Date	[__________].
Closing Date	On or about [_______].
Distribution Date	The [__] business day following each determination date. The first distribution date will be in [______].
Determination Date	The [__] day of each month or, if the [__] day is not a business day, then the business day immediately following such [__] day.
Record Date	With respect to any distribution date, [the last business day of the month preceding the month in which that distribution date occurs][INSERT OTHER RECORD DATE].
Business Day	Under the pooling and servicing agreement, a business day will be any day other than a Saturday, a Sunday or a day on which banking institutions in [_____], [_____], [_____], [_____] or any of the jurisdictions in which the respective primary servicing offices of either the master servicer or the special servicer or the corporate trust offices of either the certificate administrator or the trustee are located, or the New York Stock Exchange or the Federal Reserve System of the United States of America, are authorized or obligated by law or executive order to remain closed.
Interest Accrual Period	Interest will accrue on the offered certificates during the [calendar month prior to the related distribution date][INSERT OTHER ACCRUAL PERIOD]. [Interest will be calculated on the offered certificates assuming each month has 30 days and each year has 360 days.]
Collection Period	For any mortgage loan or the trust subordinate companion loan to be held by the issuing entity and any distribution date, the period commencing on [the day immediately following the due date for such mortgage loan in the month preceding the month in which that distribution date occurs and ending on and including the due date for such mortgage loan in the month in which that distribution date occurs][INSERT OTHER SERIES SPECIFIC COLLECTION PERIOD]. However, in the event that the last day of a collection period (or applicable grace period) is not a business day, any periodic payments received with respect to the mortgage loans relating to that collection period on the business day

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immediately following that last day will be deemed to have been received during that collection period and not during any other collection period.

Assumed Final
Distribution Date;
Rated Final

Distribution Date	The assumed final distribution dates set forth below for each class have been determined on the basis of the assumptions described in “Description of the Certificates—Assumed Final Distribution Date; Rated Final Distribution Date”:
[CLASS DESIGNATIONS]	[DATES]

The rated final distribution date will be the distribution date in [__________].

Transaction Overview

On the closing date, each sponsor will sell its respective mortgage loans and the trust subordinate companion loan to the depositor, which will in turn deposit the mortgage loans and the trust subordinate companion loan into the issuing entity, a common law trust created on the closing date. The issuing entity will be formed by a pooling and servicing agreement to be entered into among the depositor, the master servicer, the special servicer, the certificate administrator, the trustee, the operating advisor and the asset representations reviewer.

The transfers of the mortgage loans from the sponsors to the depositor and from the depositor to the issuing entity in exchange for the offered certificates are illustrated below(1):

[(1)	Although the trust subordinate companion loan is an asset of the issuing entity, amounts distributable to the trust subordinate companion loan pursuant to its related intercreditor agreement will be payable only to the [LOAN-SPECIFIC CLASS] certificates and therefore support only the [LOAN-SPECIFIC CLASS] certificates.]

Offered Certificates

General	We are offering the following classes of commercial mortgage pass-through certificates as part of Series [____]:
●	[CLASS DESIGNATIONS]

The certificates of this Series will consist of the above classes and the following classes that are not being offered by this prospectus: [SERIES DESIGNATIONS OF NON-OFFERED CLASSES]. [The certificates, other than

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the [LOAN-SPECIFIC CLASS] certificates, are referred to in this prospectus as the pooled certificates.]

Certificate Balances and

Notional Amounts	Your certificates will have the approximate aggregate initial certificate balance or notional amount set forth below, subject to a variance of plus or minus 5%:
Class	Initial Class Certificate Balance or Notional Amount	Approx. % of Aggregate Cut-off Date Balance	Approx. Initial Credit Support(1)

(1)	The approximate initial credit support with respect to the [IDENTIFY APPLICABLE SENIOR CLASSES] certificates represents the approximate credit enhancement for the [IDENTIFY APPLICABLE SENIOR CLASSES] certificates in the aggregate. The percentage indicated under the column “Approximate Initial Credit Support” with respect to the [IDENTIFY APPLICABLE SENIOR CLASSES] certificates and the Class [EC] certificates represents the approximate credit support for the [IDENTIFY APPLICABLE SENIOR CLASSES] regular interest, which will have an initial outstanding principal balance on the closing date of $[_____].
(2)	[The initial certificate balance of each class of the Class [A], Class [B], and Class [C] certificates shown in the table above represents the maximum certificate balance of such class without giving effect to any issuance of the Class [EC] certificates. The initial certificate balance of the Class [EC] certificates shown in the table above is equal to the aggregate of the maximum initial certificate balance of the Class [A], Class [B], and Class [C] certificates, which is the maximum certificate balance of the Class [EC] certificates that could be issued in an exchange. The actual certificate balance of any class of Class [A], Class [B], and Class [C] certificates or Class [EC] certificates issued on the closing date may be less than the maximum certificate balance of that class and may be zero. The certificate balance of the Class [A], Class [B], and Class [C] certificates to be issued on the closing date will be reduced, in required proportions, by an amount equal to the certificate balance of the Class [EC] certificates issued on the closing date, if any.]

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Pass-Through Rates

A. Offered Certificates	Your certificates will accrue interest at an annual rate called a pass-through rate. The initial approximate pass-through rate is set forth below for each class:
[CLASS DESIGNATION]	[INITIAL PASS-THROUGH RATE]

(1)	The pass-through rate for the [INTEREST-ONLY CLASS] certificates for any distribution date will equal [the excess, if any, of (a) the weighted average of the net mortgage rates on the mortgage loans (in each case adjusted, if necessary, to accrue on the basis of a 360-day year consisting of twelve 30-day months), over (b) the weighted average of the pass-through rates of the Class [__] and Class [__] certificates and the Class [__] trust component for that distribution date, weighted on the basis of their respective certificate balances immediately prior to that distribution date. The pass-through rate for the [INTEREST-ONLY CLASS] certificates for any distribution date will equal the excess, if any, of (a) the weighted average of the net mortgage rates on the mortgage loans (in each case adjusted, if necessary, to accrue on the basis of a 360-day year consisting of twelve 30-day months) for the related distribution date, over (b) the weighted average of the pass-through rates of the Class [__] certificates and the Class [__] and Class [__] trust components for that distribution date, weighted on the basis of their respective certificate balances immediately prior to that distribution date.
(2)	[The pass-through rate of the Class [__] certificates will be a per annum rate equal to the lesser of (i) the pass-through rate for such class specified in the table above and (ii) the weighted average of the net mortgage rates on the mortgage loans (in each case, adjusted, if necessary, to accrue on the basis of a 360-day year consisting of twelve 30-day months) as of their respective due dates in the month preceding the month in which the related distribution date occurs.]
(3)	[The Class [EC] certificates will not have a pass-through rate, but will be entitled to receive the sum of the interest distributable on the percentage interests of the Class [A], Class [B], and Class [C] trust components represented by the Class [EC] certificates. The pass-through rates on the Class [A], Class [B], and Class [C] trust components will at all times be the same as the pass-through rates of the Class [A], Class [B], and Class [C] certificates, respectively.]
(4)	[The pass-through rate of the Class [__] certificates will be a per annum rate equal to the weighted average of the net mortgage rates on the mortgage loans (in each case, adjusted, if necessary, to accrue on the basis of a 360-day year consisting of twelve 30-day months) as of their respective due dates in the month preceding the month in which the related distribution date occurs.]
(5)	[The pass-through rate applicable to the Class [__] certificates on each distribution date will be a per annum rate equal to the weighted average of the net mortgage rates on the mortgage loans (in each case adjusted, if necessary, to accrue on the basis of a 360-day year consisting of twelve 30-day months) for such distribution date as of their respective due dates in the month preceding the month in which the related distribution date occurs minus [__]%.].
(6)	[Insert description of pass-through rates for other offered certificates.]

B. [Class [EC] and

Exchangeable Certificates	If you own Class [EC] certificates, you will be able to exchange them for a proportionate interest in the Class [A], Class [B] and/or Class [C] certificates (such classes sometimes referred to in this prospectus as

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“exchangeable certificates”), and if you own exchangeable certificates you may be able to exchange them for a proportionate interest in the Class [EC] certificates, provided that you own at least the minimum requirement of Class [A, B and/or C] certificates. You can exchange your Class [EC] certificates or exchangeable certificates by notifying the certificate administrator. If Class [EC] certificates or exchangeable certificates are outstanding and held by certificateholders, those certificates will receive principal and interest that would otherwise have been payable on the same proportion of certificates exchanged for them if those certificates were outstanding and held by certificateholders. Any such allocation of principal and interest between Class [EC] certificates on the one hand and exchangeable certificates on the other hand will have no effect on the principal or interest entitlements of any other class of certificates. Exchanges will be subject to various conditions that we describe in this prospectus. See “Description of the Certificates—Exchanges of Exchangeable Certificates” for a description of the exchange procedures relating to the Class [EC] certificates and the exchangeable certificates. See also “Risk Factors—Other Risks Relating to the Certificates—There Are Risks Relating to the Exchangeable Certificates”.]

C. Interest Rate
Calculation

Convention	Interest on the offered certificates at their applicable pass-through rates will be calculated based on a [360-day year consisting of twelve 30-day months, or a “30/360 basis”][IDENTIFY OTHER CALCULATION CONVENTION].

For purposes of calculating the pass-through rates on the [INTEREST-ONLY CLASSES] certificates and any other class of certificates or trust component that has a pass-through rate limited by, equal to or based on the weighted average net mortgage rate (which calculation does not include any companion loan interest rate), the mortgage loan interest rates will not reflect any default interest rate, any loan term modifications agreed to by the applicable special servicer or any modifications resulting from a borrower’s bankruptcy or insolvency.

[For purposes of calculating the pass-through rates on the offered certificates (other than the Class [EC] certificates), the interest rate for each mortgage loan that accrues interest based on the actual number of days in each month and assuming a 360-day year, or an “actual/360 basis”, will be recalculated, if necessary, so that the amount of interest that would accrue at that

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recalculated rate in the applicable month, calculated on a 30/360 basis, will equal the amount of interest that is required to be paid on that mortgage loan in that month, subject to certain adjustments as described in “Description of the Certificates—Distributions—Pass-Through Rates” and “—Interest Distribution Amount”.]

D. Servicing and

Administration Fees	The master servicer and special servicer are entitled to a master servicing fee and a special servicing fee, respectively, from the interest payments on each mortgage loan (other than the non-serviced mortgage loan with respect to the special servicing fee only), the serviced companion loans and any related REO loans and, with respect to the special servicing fees, if the related loan interest payments (or other collections in respect of the related mortgage loan or mortgaged property) are insufficient, then from general collections on all mortgage loans. The servicing fee for each distribution date, including the master servicing fee [and the portion of the servicing fee payable to any primary servicer or subservicer], is calculated on the [outstanding][stated] principal amount of each mortgage loan (including the non-serviced mortgage loan) [and the related serviced companion loans] at the servicing fee rate equal to a per annum rate [of [__]%] [ranging from [______]% to [_____]%].

The special servicing fee for each distribution date is calculated based on the outstanding principal amount of each mortgage loan (other than the non-serviced mortgage loan) [and the related serviced companion loans] as to which a special servicing transfer event has occurred (including any REO loans), on a loan-by-loan basis at the special servicing fee rate equal to [___]%[ADD CAPS OR MINIMUMS]. The special servicer will not be entitled to a special servicing fee with respect to the non-serviced mortgage loan.

Any primary servicing fees or sub-servicing fees with respect to each mortgage loan (other than the non-serviced mortgage loan) and the related serviced companion loans will be paid by the related master servicer or special servicer, respectively, out of the fees described above.

The master servicer and special servicer are also entitled to additional fees and amounts, including income on the amounts held in certain accounts and certain permitted investments, liquidation fees and workout fees. See “Pooling and Servicing Agreement—Servicing and Other Compensation and Payment of Expenses”.

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The certificate administrator fee for each distribution date is calculated on the outstanding principal amount of each mortgage loan (including any REO loan and non-serviced mortgage loan) and the trust subordinate companion loan at a per annum rate equal to [____]%. [The trustee fee is payable by the certificate administrator from the certificate administrator fee and is equal to [___].]

The operating advisor will be entitled to a fee on each distribution date calculated on the outstanding principal amount of each mortgage loan and REO loan (including the non-serviced mortgage loan) and the trust subordinate companion loan at a per annum rate equal to [____]%. The operating advisor will also be entitled under certain circumstances to a consulting fee.

The asset representations reviewer will be entitled to a fee in the amount of $[_________] per loan upon the completion of the review it conducts with respect to certain delinquent mortgage loans. [DISCLOSE ANY RETAINER FEE OR SIMILAR FEE PAID TO THE ASSET REPRESENTATIONS REVIEWER, IF APPLICABLE.]

Each party to the pooling and servicing agreement will also be entitled to be reimbursed by the issuing entity for costs, expenses and liabilities borne by them in certain circumstances. Fees and expenses payable by the issuing entity to any party to the pooling and servicing agreement are generally payable prior to any distributions to certificateholders.

Additionally, with respect to each distribution date, an amount equal to the product of [__]% per annum multiplied by the outstanding principal amount of each mortgage loan[, the trust subordinate companion loan] and any REO loan will be payable to CREFC© as a license fee for use of its name and trademarks, including an investor reporting package. This fee will be payable prior to any distributions to certificateholders.

Payment of the fees and reimbursement of the costs and expenses described above will generally have priority over the distribution of amounts payable to the certificateholders. See “Pooling and Servicing Agreement—Servicing and Other Compensation and Payment of Expenses” and “—Limitation on Liability; Indemnification”.

[With respect to each non-serviced mortgage loan set forth in the table below, the master servicer under the related pooling and servicing agreement governing the servicing of that loan will be entitled to a master servicing fee at a rate equal to a per annum rate set

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forth in the table below, and the special servicer under the related pooling and servicing agreement will be entitled to a special servicing fee at a rate equal to the per annum rate set forth below. In addition, each party to the related pooling and servicing agreement governing the servicing of the related non-serviced whole loan will be entitled to receive other fees and reimbursements with respect to the related non-serviced mortgage loan in amounts, from sources, and at frequencies, that are similar, but not necessarily identical, to those described above and, in certain cases (for example, with respect to unreimbursed special servicing fees and servicing advances with respect to the non-serviced whole loan), such amounts will be reimbursable from general collections on the mortgage loans to the extent not recoverable from the related non-serviced whole loan and to the extent allocable to the related non-serviced mortgage loan pursuant to the related intercreditor agreement. See “Description of the Mortgage Pool—The Whole Loans—The Non-Serviced Whole Loan” and “Pooling and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan”.

NON-SERVICED MORTGAGE LOAN

Non-Serviced Loan	Master Servicer Fee	Special Servicer Fee]

Distributions

A. Amount and Order of

Distributions	On each distribution date, funds available for distribution from the mortgage loans (net of (i) specified expenses of the issuing entity, including fees payable to, and costs and expenses reimbursable to, the master servicer, the special servicer, the certificate administrator, the trustee, the operating advisor and the asset representations reviewer, [and] (ii) any yield maintenance charges and prepayment premiums [and (iii) any excess interest distributable to the Class [ARD] certificates)], will be distributed in the following amounts and order of priority:

First, to the [APPLICABLE SENIOR CLASSES] certificates, in respect of interest, up to an amount equal to, and pro rata in accordance with the interest entitlements for those classes;

Second, to the [APPLICABLE SENIOR CLASSES] certificates, in reduction of the then-outstanding certificate balances of those classes, in the following priority (prior to the Cross-Over Date):

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[INSERT PRINCIPAL PAYMENT PRIORITIES FOR THE SENIOR CLASSES]

However, if the certificate balances of each class of certificates, other than the [APPLICABLE SENIOR CLASSES] certificates have been reduced to zero, funds available for distributions of principal will be distributed to the [APPLICABLE SENIOR CLASSES] certificates, pro rata, based on their respective certificate balances;

Third, to the [APPLICABLE SENIOR CLASSES] certificates, pro rata (based upon the aggregate unreimbursed losses previously allocated to each such class), first, (i) up to an amount equal to the aggregate unreimbursed losses previously allocated to each such class, and then, (ii) to interest on the amount set forth in clause (i) at the pass-through rate for such class compounded monthly from the date the related realized loss was allocated to such class until the date such realized loss is reimbursed;

Fourth, to the Class [A], Class [B], and Class [C] trust components and, thus, concurrently, to the Class [A], Class [B], and Class [C] certificates and the Class [EC] certificates as follows: (a) to interest on the Class [A], Class [B], and Class [C] trust components (and, therefore, to the Class [A], Class [B], and Class [C] and Class [EC] certificates pro rata based on their respective percentage interests in the Class [A], Class [B], and Class [C] trust components) in the amount of its interest entitlement; (b) to the extent of funds allocable to principal remaining after distributions in respect of principal to each class with a higher priority (as set forth in prior enumerated clauses set forth above), to principal on the Class [A], Class [B], and Class [C] trust components (and, therefore, to the Class [A], Class [B], and Class [C] and Class [EC] certificates pro rata based on their respective percentage interests in the Class [A], Class [B], and Class [C] trust components) until its certificate balance has been reduced to zero; and (c) to reimburse the Class [A], Class [B], and Class [C] trust components (and, therefore, to the Class [A], Class [B], and Class [C] and Class [EC] certificates pro rata based on their respective percentage interests in the Class [A], Class [B], and Class [C] trust components) for any previously unreimbursed losses on the mortgage loans that were previously allocated to that trust component (and, therefore, those certificates), together with interest;

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Fifth, [ADD SIMILAR CLAUSES TO CLAUSE FOURTH FOR OTHER EXCHANGEABLE CLASSES]

Sixth, to the Class [__] as follows: (a) to interest on the Class [__] certificates in the amount of its interest entitlement; (b) to the extent of funds allocable to principal remaining after distributions in respect of principal to each class with a higher priority (as set forth in prior enumerated clauses set forth above), to principal on the Class [__] certificates until its certificate balance has been reduced to zero; and (c) to reimburse the Class [__] certificates for any previously unreimbursed losses on the mortgage loans that were previously allocated to that class of certificates, together with interest on that amount at the pass-through rate for such class;

Seventh, [ADD SIMILAR CLAUSES TO CLAUSE SIXTH FOR OTHER SUBORDINATE CLASSES THAT ARE NOT EXCHANGEABLE CLASSES]; and

Eighth, to the Class R certificates, any remaining amounts.

For more detailed information regarding distributions on the certificates, see “Description of the Certificates—Distributions—Priority of Distributions”.

B. Interest and Principal

Entitlements	A description of the interest entitlement of each class of certificates [(other than the Class [LOAN-SPECIFIC CLASS], Class R and Class [ARD] certificates)] can be found in “Description of the Certificates—Distributions—Interest Distribution Amount”. As described in that section, there are circumstances in which your interest entitlement for a distribution date could be less than one full month’s interest at the pass-through rate on your certificate’s balance or notional amount [(or, in the case of the Class [EC] certificates, the related pass-through rates on the applicable percentage interest of the related certificate balances of the Class [A], Class [B] and Class [C] trust components)].

A description of the amount of principal required to be distributed to each class of certificates entitled to principal on a particular distribution date (other than the [LOAN-SPECIFIC CLASS] certificates) can be found in “Description of the Certificates—Distributions—Principal Distribution Amount”.

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C. Yield Maintenance
Charges, Prepayment

Premiums	Yield maintenance charges and prepayment premiums with respect to the mortgage loans will be allocated to the certificates as described in “Description of the Certificates—Allocation of Yield Maintenance Charges and Prepayment Premiums”.

For an explanation of the calculation of yield maintenance charges, see “Description of the Mortgage Pool—Certain Terms of the Mortgage Loans”.

[Yield maintenance charges received in respect of the trust subordinate companion loan will be distributed to the [LOAN-SPECIFIC CLASS] certificates pursuant to the related intercreditor agreement, and will not be allocated to the other classes of certificates.]

D. Subordination,
Allocation
of Losses and Certain

Expenses	The chart below describes the manner in which the payment rights of certain classes of certificates will be senior or subordinate, as the case may be, to the payment rights of other classes of certificates. The chart shows the entitlement to receive principal and/or interest of certain classes of certificates [(other than excess interest collected on each mortgage loan that has an anticipated repayment date)] on any distribution date in descending order. It also shows the manner in which mortgage loan losses are allocated to certain classes of the certificates in ascending order [(beginning with the non-offered pooled certificates, other than the Class R and Class [ARD] certificates)] to reduce the balance of each such class to zero; provided that mortgage loan losses with respect to an AB whole loan will be allocated first, to the related subordinate companion loan (and correspondingly, to the [LOAN-SPECIFIC CLASS] certificates in the case of the trust subordinate companion loan), until the certificate balance of such class is reduced to zero, then, to the pooled certificates entitled to distributions of principal in ascending order (beginning with the non-offered pooled certificates, other than the Class R [and Class [ARD]] certificates) as set forth in the chart below]; provided, further, that no principal payments or mortgage loan losses will be allocated to the [INTEREST-ONLY CLASSES], Class R [or Class [ARD]] certificates, although principal payments and mortgage loan losses may reduce the notional amounts of the [INTEREST-ONLY] certificates and, therefore, the amount of interest they accrue.

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[SENIOR CLASSES](1)

[SENIOR SUPPORT CLASS](2)

Class [__](2)

Class [__](2)

Non-offered certificates(3)(4)

(1)	The [INTEREST-ONLY CLASSES] certificates are interest-only certificates and the [NON-OFFERED SENIOR CLASSES] certificates are not offered by this prospectus.
(2)	Reflects a trust component. Distributions and mortgage loan losses allocated to a trust component will be concurrently allocated to the applicable portion of the related class or classes of exchangeable certificates and the Class [EC] certificates that form part of the related certificate balance of such trust component as described in “Description of the Certificates—Distributions”.
(3)	Other than the [IDENTIFY SENIOR NON-OFFERED CLASSES HAVING SENIOR PAYMENT PRIORITIES IDENTIFIED ABOVE] certificates.
(4)	[The [LOAN-SPECIFIC CLASS] certificates will be allocated losses and shortfalls on the [______] whole loan first, and then losses and shortfalls will be allocated to the related mortgage loan.]

Other than the subordination of certain classes of certificates, as described above [, and INSERT REFERENCE TO OTHER FORM OF CREDIT ENHANCEMENT, IF APPLICABLE], no other form of credit enhancement will be available for the benefit of the holders of the offered certificates.

Mortgage loan losses and principal payments, if any, on mortgage loans that are allocated to a class of certificates having an initial certificate balance [(other than the [LOAN-SPECIFIC CLASS] certificates)] and mortgage loan losses and principal payments, if any, on the trust subordinate companion loan allocated to the [LOAN-SPECIFIC CLASS] certificates will reduce the certificate balance of that class of certificates.

[DESCRIBE RELATIONSHIP OF NOTIONAL AMOUNT OF INTEREST-ONLY CLASSES TO THEIR RELATED PRINCIPAL-WEIGHTED CLASSES ON WHICH THE NOTIONAL AMOUNTS ARE BASED]

To the extent funds are available on a subsequent distribution date for distribution on your offered certificates, you will be reimbursed for any losses allocated to your offered certificates [(or the applicable percentage interest of the relevant underlying trust component(s))] with interest at the pass-through rate on those offered certificates [(or underlying trust

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component(s))] in accordance with the distribution priorities.

See “Description of the Certificates—Subordination; Allocation of Realized Losses” for more detailed information regarding the subordination provisions applicable to the certificates and the allocation of losses to the certificates.

E. Shortfalls in Available

Funds	Shortfalls will reduce the aggregate available funds and will correspondingly reduce the amount allocated to the certificates. The reduction in amounts available for distribution to the certificates will reduce distributions to the classes of certificates with the lowest payment priorities. Shortfalls may occur as a result of:
●	delinquencies and defaults by borrowers;
●	the payment of special servicing fees and other additional compensation that the special servicer is entitled to receive;
●	interest on advances made by the master servicer, the special servicer or the trustee (to the extent not covered by late payment charges or default interest paid by the related borrower);
●	the application of appraisal reductions to reduce interest advances;
●	extraordinary expenses of the issuing entity including indemnification payments payable to the parties to the pooling and servicing agreement;
●	a modification of a mortgage loan’s interest rate or principal balance; and
●	other unanticipated or default-related expenses of the issuing entity.

In addition, prepayment interest shortfalls on the mortgage loans that are not covered by certain compensating interest payments made by the master servicer are required to be allocated among the classes of certificates entitled to interest (other than the Class [A], Class [B], Class [C], [Class [EC], [LOAN-SPECIFIC CLASS], Class [ARD] certificates]) [or trust components entitled to interest (and, therefore, the Class [A], Class [B], Class [C] and Class [EC] certificates)] on a pro rata basis, to reduce the amount of interest payable on each such class of certificates to the extent described in this prospectus. See “Description of the Certificates— Prepayment Interest Shortfalls”.

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[Shortfalls in available funds resulting from any of the foregoing with respect to an AB whole loan will result first in a reduction in amounts distributable in accordance with the related intercreditor agreement in respect of the related subordinate companion loan, which will in turn reduce distributions in respect of the [LOAN-SPECIFIC CLASS] certificates in the case of the trust subordinate companion loan, and then, result in a reduction in amounts distributable in accordance with the related intercreditor agreement in respect of the related mortgage loan, which will in turn reduce distributions in respect of the pooled certificates as described above. See “Description of the Mortgage Pool—The Whole Loans—The Serviced AB Whole Loan[—Application of Payments]” and “Yield and Maturity Considerations—Yield Considerations—Losses and Shortfalls”.]

[F. Excess Interest	On each distribution date, any excess interest in respect of the increase in the interest rate on any mortgage loan with an anticipated repayment date after the related anticipated repayment date to the extent actually collected from the related borrower and applied as interest during a collection period will be distributed to the holders of the Class [ARD] certificates on the related distribution date as set forth in “Description of the Certificates—Distributions—Excess Interest”. This excess interest will not be available to make distributions to any other class of certificates or to provide credit support for other classes of certificates or offset any interest shortfalls or to pay any other amounts to any other party under the pooling and servicing agreement.]

Advances

A. P&I Advances	The master servicer is required to advance a delinquent periodic payment on each mortgage loan, including any non-serviced mortgage loan or any REO loan [(other than any portion of an REO loan related to a companion loan)] serviced by the master servicer, unless the master servicer or the special servicer determines that the advance would be non-recoverable. Neither the master servicer nor the trustee will be required to advance balloon payments due at maturity in excess of the regular periodic payment, interest in excess of a mortgage loan’s regular interest rate, default interest, late payment charges, prepayment premiums or yield maintenance charges.

The amount of the interest portion of any advance will be subject to reduction to the extent that an appraisal reduction of the related mortgage loan has occurred [(and with respect to any mortgage loan that is part of a whole loan, to the extent such appraisal reduction

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amount is allocated to the related mortgage loan)]. There may be other circumstances in which the master servicer will not be required to advance a full month of principal and/or interest. If the master servicer fails to make a required advance, the trustee will be required to make the advance, unless the trustee determines that the advance would be non-recoverable. If an interest advance is made by the master servicer, the master servicer will not advance the portion of interest that constitutes its servicing fee, but will advance the portion of interest that constitutes the fees payable to the certificate administrator, the trustee, the operating advisor, the asset representations reviewer and the CREFC® license fee.

None of the master servicer, the special servicer or the trustee will make, or be permitted to make, any principal or interest advance with respect to any companion loan that is not held by the issuing entity [or with respect to the trust subordinate companion loan].

See “Pooling and Servicing Agreement—Advances”.

B. Property Protection

Advances	The master servicer may be required to make advances with respect to mortgage loans and related companion loans that it is required to service to pay delinquent real estate taxes, assessments and hazard insurance premiums and similar expenses necessary to:
●	protect and maintain (and in the case of REO properties, lease and manage) the related mortgaged property;
●	maintain the lien on the related mortgaged property; and/or
●	enforce the related mortgage loan documents.

The special servicer will have no obligation to make any property protection advances (although it may elect to make them in an emergency circumstance). [If the special servicer makes a property protection advance, the master servicer will be required to reimburse the special servicer for that advance and the master servicer will be deemed to have made that advance as of the date made by the special servicer.]

If the master servicer fails to make a required advance of this type, the trustee will be required to make this advance. None of the master servicer, the special servicer or the trustee is required to advance amounts determined by such party to be non-recoverable.

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See “Pooling and Servicing Agreement—Advances”.

[With respect to the non-serviced mortgage loan, the master servicer (and the trustee, as applicable) under the related pooling and servicing agreement governing the servicing of that non-serviced whole loan will be required to make similar advances with respect to delinquent real estate taxes, assessments and hazard insurance premiums as described above.]

None of the master servicer, special servicer or trustee will make or be permitted to make any advance in connection with the exercise of any cure rights or purchase rights granted to the holder of any subordinate companion loan under the related intercreditor agreement, or in the case of the trust subordinate companion loan, by the related loan-specific directing certificateholder appointed by the holders of the [LOAN-SPECIFIC CLASS] certificates.

C. Interest on Advances	The master servicer, the special servicer and the trustee, as applicable, will be entitled to interest on the above described advances at [the “Prime Rate” as published in The Wall Street Journal,] as described in this prospectus. Interest accrued on outstanding advances may result in reductions in amounts otherwise payable on the certificates. Neither the master servicer nor the trustee will be entitled to interest on advances made with respect to principal and interest due on a mortgage loan until the related due date has passed and any grace period for late payments applicable to the mortgage loan has expired. See “Pooling and Servicing Agreement—Advances”.

[With respect to the non-serviced mortgage loan, the applicable parties required to make advances under the related pooling and servicing agreement governing the servicing of the non-serviced whole loan will similarly be entitled to interest on advances, and any accrued and unpaid interest on property protection advances made in respect of such non-serviced mortgage loan may be reimbursed from general collections on the other mortgage loans included in the issuing entity to the extent not recoverable from such non-serviced mortgage loan and to the extent allocable to the non-serviced mortgage loan in accordance with the related intercreditor agreement.

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The Mortgage Pool

The Mortgage Pool	The issuing entity’s primary assets will be [__] [fixed][floating] rate commercial mortgage loans and the trust subordinate companion loan, each evidenced by one or more promissory notes secured by first mortgages, deeds of trust, deeds to secure debt or similar security instruments on the fee and/or leasehold estate of the related borrowers in [___] commercial, multifamily or manufactured housing community properties. See “Description of the Mortgage Pool—Additional Indebtedness”. [EACH POOL FOR A PARTICULAR SECURITIZATION WILL CONSIST OF ONE OR MORE FIXED OR FLOATING RATE LOANS AND MAY ALSO CONSIST OF ONE OR MORE TRUST SUBORDINATE COMPANION LOANS.]

The aggregate principal balance of the mortgage loans as of the cut-off date will be approximately $[_______]. [The principal balance of the trust subordinate companion loan as of the cut-off date will be $[________].]

[Whole Loans

Unless otherwise expressly stated in this prospectus, the term “mortgage loan” refers to each of the [NUMBER OF LOANS] commercial mortgage loans to be held by the issuing entity. Of the mortgage loans, each of the loans in the table below is part of a larger whole loan, each of which is comprised of the related mortgage loan and one or more loans that are pari passu in right of payment to the related mortgage loan (each referred to in this prospectus as a “pari passu companion loan”) and/or are subordinate in right of payment to the related mortgage loan (each referred to in this prospectus as a “subordinate companion loan”, and together with the pari passu companion loans, the “companion loans”). The companion loans, together with their related mortgage loans, are each referred to in this prospectus as a “whole loan”. With respect to one of the whole loans set forth below, [NAME OF LOAN SELLER] will transfer a subordinate companion loan (referred to in this prospectus as the “trust subordinate companion loan”) relating to [NAME OF WHOLE LOAN] mortgage loan to the depositor.]

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[Whole Loan Summary

Mortgage Loan Name	Mortgage Loan Cut-off Date Balance	% of Initial Pool Balance	Pari Passu Companion Loan Cut-off Date Balance	Subordinate Companion Loan Cut-off Date Balance	Mortgage Loan LTV Ratio(2)	Whole Loan LTV Ratio(3)	Mortgage Loan Underwritten NCF DSCR(2)	Whole Loan Underwritten NCF DSCR(3)
[___]	$[___]	[___]%				[___]%		[___]x
[___](1)	$[___]	[___]%				[___]%		[___]x
[___]	$[___]	[___]%				[___]%		[___]x

(1)	[INDICATE THE TRUST SUBORDINATE COMPANION LOAN THAT IS INCLUDED IN THE ISSUING ENTITY.]
(2)	Calculated including the related pari passu companion loans but excluding the related subordinate companion loan.
(3)	Calculated including the related pari passu companion loans and the related subordinate companion loan.

[The mortgage loan[s] identified on Annex A-1 hereto as [LIST WHOLE LOAN[S]], each of which is referred to in this prospectus as a “servicing shift whole loan”, will initially be serviced by the master servicer and the special servicer pursuant to the pooling and servicing agreement for this transaction. From and after the date on which the related controlling companion loan is securitized (the “servicing shift securitization date”), it is anticipated that the related servicing shift whole loan will be serviced under, and by the master servicer designated in, the related pooling and servicing agreement entered into on the servicing shift securitization date (the “servicing shift pooling and servicing agreement”). Prior to the related servicing shift securitization date, the related servicing shift whole loan will be a “serviced whole loan” under this transaction. On and after the related servicing shift securitization date, the related servicing shift whole loan will be a “non-serviced whole loan” with respect to this transaction.]

The holder of the [LOAN-SPECIFIC CLASS] will have certain approval rights with respect to the related AB mortgage loan under certain circumstances. See “Description of the Mortgage Pool—The Whole Loans—The Serviced AB Whole Loan”.

The mortgage loan identified in the table below will not be serviced under the pooling and servicing agreement for this transaction but instead will be serviced under a separate pooling and servicing agreement identified below relating to the related companion loan and is referred to in this prospectus as a “non-serviced whole loan”. The related mortgage loan is referred to as a “non-serviced mortgage loan” and the related companion loan is referred to in this prospectus as a “non-serviced companion loan”. See “Pooling and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan”.

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Non-Serviced Whole Loans

Loan Name	Transaction/Pooling Agreement	% of Initial Pool Balance	Master Servicer	Special Servicer	Trustee	Certificate Administrator	Custodian	Operating Advisor	Directing Certificate-holder

[(1)	Does not reflect the [__] mortgage loan, a servicing shift mortgage loan. With respect to the servicing shift mortgage loan, after the securitization of the related controlling pari passu companion loan, the mortgage loan will be a non-serviced mortgage loan, and the related servicing shift master servicer and related servicing shift special servicer under the related servicing shift pooling and servicing agreement will be entitled to a primary servicing fee and special servicing fee, respectively, as will be set forth in such related servicing shift pooling and servicing agreement.]
[(2)]	The entity with the heading “Directing Party” above reflects the party entitled to exercise control and consultation rights with respect to the related mortgage loan until such party’s rights are terminated pursuant to the related pooling and servicing agreement or intercreditor agreement, as applicable.]
[(3)]	The initial Directing Party is the holder of the controlling subordinate companion loan, who will have certain control and consultation rights with respect to the related mortgage loan until the occurrence of a control appraisal period pursuant to the related intercreditor agreement. During the control appraisal period, the directing certificateholder (or equivalent entity) under the identified pooling and servicing agreement is expected to exercise such control and consultation rights until such rights are terminated pursuant to such servicing agreement.]

For further information regarding the whole loans, see “Description of the Mortgage Pool—The Whole Loans”, and for information regarding the servicing of the non-serviced whole loan, see “Pooling and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan”.

Mortgage Loan Characteristics

[The following tables set forth certain anticipated characteristics of the mortgage loans as of the cut-off date (unless otherwise indicated). Except as specifically provided in this prospectus, various information presented in this prospectus (including loan-to-value ratios, debt service coverage ratios, debt yields and cut-off date balances per net rentable square foot, pad, room or unit, as applicable) with respect to any mortgage loan with a pari passu companion loan or subordinate companion loan is calculated including the principal balance and debt service payment of the related pari passu companion loan(s), but is calculated excluding the principal balance and debt service payment of the related subordinate companion loan (or any other subordinate debt encumbering the related mortgaged property or any related mezzanine debt or preferred equity). However, unless specifically indicated, for the purpose of numerical and statistical information with respect to the composition of the mortgage pool contained in this prospectus (including any tables, charts and information set forth on Annex A-1, A-2 and A-3), no subordinate companion loan is reflected in this prospectus.

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The sum of the numerical data in any column may not equal the indicated total due to rounding. Unless otherwise indicated, all figures and percentages presented in this “Summary of Terms” are calculated as described under “Description of the Mortgage Pool—Additional Information” and, unless otherwise indicated, such figures and percentages are approximate and in each case, represent the indicated figure or percentage of the aggregate principal balance of the pool of mortgage loans as of the cut-off date. The principal balance of each mortgage loan as of the cut-off date assumes the timely receipt of principal scheduled to be paid on or before the cut-off date and no defaults, delinquencies or prepayments on, or modifications of, any mortgage loan on or prior to the cut-off date. Whenever percentages and other information in this prospectus are presented on the mortgaged property level rather than the mortgage loan level, the information for mortgage loans secured by more than one mortgaged property (or comprised of more than one cross-collateralized mortgage loan) is based on allocated loan amounts as stated in Annex A-1.

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The mortgage loans will have the following approximate characteristics as of the cut-off date:

Cut-off Date Mortgage Loan Characteristics*

All Mortgage Loans
Initial Pool Balance	$[__](1)
Number of mortgage loans	[___]
Number of mortgaged properties	[___]
Number of crossed loan pools	[___]
Crossed loan pools as a percentage	[___]%
Range of Cut-off Date Balances	$[___] to $[___]
Average Cut-off Date Balance	$[___]
Range of Mortgage Rates	[___]% to [___]%
Weighted average Mortgage Rate	[___]%
Range of original terms to maturity	[_] months to [_] months
Weighted average original term to maturity	[___] months
Range of remaining terms to maturity	[_] months to [_] months
Weighted average remaining term to maturity	[___] months
Range of original amortization term	[_] months to [_] months
Weighted average original amortization term	[___] months
Range of remaining amortization terms	[_] months to [_] months
Weighted average remaining amortization term	[___] months
Range of LTV Ratios	[___]% to [___]%
Weighted average LTV Ratio	[___]%
Range of LTV Ratios as of the maturity date	[___]% to [___]%
Weighted average LTV Ratio as of the maturity date	[___]%
Range of U/W NCF DSCR	[___]x to [___]x
Weighted average U/W NCF DSCR	[___]x
Range of U/W NOI Debt Yield
Weighted average U/W NOI Debt Yield
Percentage of Initial Pool Balance consisting of:
Interest Only-Balloon	[___]%
Balloon	[___]%
Interest Only	[___]%
ARD-Interest Only	[___]%
ARD-Interest Only-Balloon	[___]%
ARD-Balloon	[___]%

*	[THESE ARE REPRESENTATIVE CHARACTERISTICS THAT WILL VARY FROM TRANSACTION TO TRANSACTION]
(1)	Subject to a permitted variance of plus or minus [5]%.
[#]	[Insert appropriate footnotes to identify material clarifications and explanations for the specific assets in the mortgage pool.]
[#]	[In the case of the [__] mortgage loans, collectively representing approximately [__]% of the aggregate principal balance of the pool of mortgage loans as of the cut-off date, each of which has one or more pari passu companion loans [or a subordinate companion loan that are not

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included in the issuing entity, the debt service coverage ratios, loan-to-value ratios and debt yield have been calculated including the related pari passu companion loans but excluding the related subordinate companion loan.]

[#]	Debt service coverage ratios are calculated using the average of the principal and interest payments for the first twelve payment periods of the mortgage loan following the cut-off date (but without regard to any leap year adjustments), provided that (i) in the case of a mortgage loan that provides for interest-only payments through maturity [or its anticipated repayment date, as applicable], such items are calculated based on the interest payments scheduled to be due on the first due date following the cut-off date and the 11 due dates thereafter for such mortgage loan and (ii) in the case of a mortgage loan that provides for an initial interest-only period that ends prior to maturity [or its anticipated repayment date, as applicable,] and provides for scheduled amortization payments thereafter, such items are calculated based on the monthly payment of principal and interest payable immediately following the expiration of the interest-only period.
[#]	[Add any necessary footnotes for Trust Subordinate Companion Loans]

[All] of the mortgage loans accrue interest on an actual/360 basis. [DESCRIBE ALTERNATIVE BASIS]

For further information regarding the mortgage loans, see “Description of the Mortgage Pool”.

Modified and Refinanced

Loans	As of the cut-off date, [none] of the mortgage loans were modified due to a delinquency.

[Several of the mortgage loans were refinancings of loans in default at the time of refinancing and/or otherwise involved discounted pay-offs or used to finance the purchase of an REO property in connection with the origination of the mortgage loan as described below:

[INSERT RELEVANT INFORMATION]]

See “Description of the Mortgage Pool—Loan Purpose; Default History, Bankruptcy Issues and Other Proceedings”.

[Loans Underwritten
Based on Projections of

Future Income	With respect to [__] of the mortgaged properties, representing approximately [__]% of the aggregate principal balance of the pool of mortgage loans as of the cut-off date (by allocated loan amount), such mortgaged properties (i) were constructed or the subject of a major renovation that was completed within 12 calendar months prior to the cut-off date and, therefore, the related mortgaged property has no or limited prior operating history, (ii) have a borrower or an affiliate under the related mortgage loan that acquired the related mortgaged property within 12 calendar months prior to the cut-off date and such borrower or affiliate was unable to provide the related mortgage loan seller with historical financial information for such acquired

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mortgaged property or (iii) are single tenant properties subject to triple-net leases with the related tenant where the related borrower did not provide the related mortgage loan seller with historical financial information for the related mortgaged property.

See “Description of the Mortgage Pool”.]

[Certain Variances from

Underwriting Standards	[Certain of the mortgage loans may vary from the underwriting guidelines described under “Transaction Parties—The Sponsors and Mortgage Loan Sellers”. See “Transaction Parties—The Sponsors and Mortgage Loan Sellers[—Natixis Real Estate Capital LLC—NREC’s Underwriting Standards] [and] [—Natixis, New York Branch—Natixis, New York Branch’s Underwriting Standards]”. [Describe the nature of any material exceptions granted by the originator to its underwriting guidelines, including the number and percentage of loans with such exceptions.]] See “Description of the Mortgage Pool—Exceptions to Underwriting Guidelines”.]

Additional Aspects of Certificates

Denominations	The offered certificates with certificate balances that are initially offered and sold to purchasers will be issued in minimum denominations of $[____] and integral multiples of $1 in excess of $[____]. The certificates with notional amounts will be issued, maintained and transferred only in minimum denominations of authorized initial notional amounts of not less than $[_____] and in integral multiples of $1 in excess of $[_____].

Registration, Clearance

and Settlement	Each class of offered certificates will initially be registered in the name of Cede & Co., as nominee of The Depository Trust Company, or DTC.

You may hold offered certificates through: (1) DTC in the United States; or (2) Clearstream Banking, Luxembourg or Euroclear Bank, as operator of the Euroclear System. Transfers within DTC, Clearstream Banking, Luxembourg or Euroclear Bank, as operator of the Euroclear System, will be made in accordance with the usual rules and operating procedures of those systems.

We may elect to terminate the book-entry system through DTC (with the consent of the DTC participants), Clearstream Banking, Luxembourg or Euroclear Bank, as operator of the Euroclear System, with respect to all or any portion of any class of the offered certificates.

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See “Description of the Certificates—Delivery, Form, Transfer and Denomination—Book-Entry Registration”.

Credit Risk Retention	For a discussion on the manner in which [NAME OF SPONSORS REQUIRED TO SATISFY RISK RETENTION] have satisfied and intend to continue to satisfy their credit risk retention requirements, see “Credit Risk Retention”.

Information Available to

Certificateholders	On each distribution date, the certificate administrator will prepare and make available to each certificateholder of record, initially expected to be Cede & Co., a statement as to the distributions being made on that date. Additionally, under certain circumstances, certificateholders of record may be entitled to certain other information regarding the issuing entity. See “Description of the Certificates—Reports to Certificateholders; Certain Available Information”.
Deal Information/Analytics	Certain information concerning the mortgage loans and the certificates may be available to subscribers through the following services:
●	[Identify third party analysis providers to be used.]
●	The certificate administrator’s website initially located at www.[_____].com
●	The master servicer’s website initially located at www.[_____].com
Optional Termination	On any distribution date on which the aggregate principal balance of the pool of mortgage loans is less than [___]% of the aggregate principal balance of the mortgage pool as of the cut-off date, certain entities specified in this prospectus will have the option to purchase all of the remaining mortgage loans (and all property acquired through exercise of remedies in respect of any mortgage loan) at the price specified in this prospectus.

The issuing entity may also be terminated in connection with a voluntary exchange of all the then-outstanding certificates (other than the [Class [ARD], Class [__] and] Class [R] certificates) for the mortgage loans held by the issuing entity, provided that (i) the Class [_________], Class [EC] and Class [____] certificates are no longer outstanding, (ii) there is only one holder (or multiple holders acting unanimously) of the outstanding certificates (other than the [Class [ARD], Class [__] and] Class [R] certificates) and (iii) the master servicer consents to the exchange.

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[Insert any series specific events that may trigger a liquidation or amortization of the asset pool, or otherwise alter the transaction structure or flow of funds in accordance with Item 1103(a)(3)(vii) of Regulation AB.]

See “Pooling and Servicing Agreement—Termination; Retirement of Certificates”.

Required Repurchases or
Substitutions of
Mortgage Loans;

Loss of Value Payment	Under certain circumstances, the related mortgage loan seller may be obligated to (i) repurchase (without payment of any yield maintenance charge or prepayment premium) or substitute for an affected mortgage loan from the issuing entity or (ii) make a cash payment that would be deemed sufficient to compensate the issuing entity in the event of a document defect or a breach of a representation and warranty made by the related mortgage loan seller with respect to the mortgage loan in the mortgage loan purchase agreement that materially and adversely affects the value of the mortgage loan, the value of the related mortgaged property or the interests of any certificateholders in the mortgage loan or mortgaged property or causes the mortgage loan to be other than a “qualified mortgage” within the meaning of Section 860G(a)(3) of the Internal Revenue Code of 1986, as amended (but without regard to the rule of Treasury regulations Section 1.860G-2(f)(2) that causes a defective loan to be treated as a “qualified mortgage”). See “Description of the Mortgage Loan Purchase Agreements”.
Sale of Defaulted Loans	Pursuant to the pooling and servicing agreement, under certain circumstances the special servicer is required to use reasonable efforts to solicit offers for defaulted serviced mortgage loans [(or a defaulted serviced whole loan)] and/or related REO properties and may accept the first (and, if multiple offers are received, the highest) cash offer from any person that constitutes a fair price for the defaulted serviced mortgage loan [(or defaulted whole loan)] or related REO property, determined as described in “Pooling and Servicing Agreement—Realization Upon Mortgage Loans” and “—Sale of Defaulted Loans and REO Properties”, unless the special servicer determines, in accordance with the servicing standard, that rejection of such offer would be in the best interests of the certificateholders [and the related pari passu companion loan holders] (as a collective whole as if such certificateholders [and such companion loan holders] constituted a single lender [and, with

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respect to a whole loan with a subordinate companion loan, taking into account the subordinate nature of such subordinate companion loan]).

[If a non-serviced mortgage loan with a related pari passu companion loan becomes a defaulted mortgage loan and the special servicer under the related pooling and servicing agreement for the related pari passu companion loan decides to sell such pari passu companion loan, then that special servicer will be required to sell the non-serviced mortgage loan together with the related pari passu companion loan in a manner similar to that described above.] [See “Description of the Mortgage Pool—The Whole Loans”.]

[Any mortgage loan with associated mezzanine financing may be subject to a default-related purchase option on the part of the mezzanine lender as set forth in the related intercreditor agreement.]

[Swap Contract; Credit
Enhancement; or Other

Derivative Instrument]	[The issuing entity will have the benefit of an [interest rate] [currency] swap contract with [_____], a [insert entity type and jurisdiction of organization], as swap counterparty, in an initial notional amount equal to the aggregate initial certificate balance of the Class [__] certificates. The notional amount of the swap contract will decrease to the extent of any decrease in the certificate balance of the Class [__] certificates. The swap contract will have an expiration date of the distribution date in [_____] (the same date as the rated final distribution date for the Class [__] certificates) unless it has already terminated. Under the swap contract, the swap counterparty will be obligated to pay to the issuing entity on the business day prior to each distribution date interest accrued on the notional amount of the swap contract [at one-month SOFR] [or other applicable interest rate] (determined as described in this prospectus) plus [__]% (based on the actual number of days in the interest accrual period for the Class [__] certificates and a 360-day year). The issuing entity will be obligated to pay to the swap counterparty, on that day, interest accrued on the notional amount of the swap contract at a rate equal to the lesser of a fixed rate of [__]% per annum and the weighted average net mortgage rate (based on a 360-day year assumed to consist of twelve 30-day months). [Any excess prepayment interest shortfall allocated to the Class [__] regular interest, or reduction in the interest available to be distributed to the Class [__] regular interest for any other reason [or the reduction of the weighted average net mortgage rate below [__]%] will result in a

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corresponding dollar-for-dollar reduction in the interest payment made by the swap counterparty to the related issuing entity and, therefore, a corresponding decrease in the amount of interest distributed on the Class [__] certificates. All prepayment premiums or yield maintenance charges allocated to the Class [__] regular interest will be paid to the swap counterparty unless the swap contract and any replacement swap contract is terminated, in which case, those amounts will be distributed to the Class [_____] certificates. [_____]. The credit support provider of the swap counterparty currently has a long-term rating of “[__]” by [_____] and “[__]” by [_____], and a short term rating of “[__]” by [_____] and “[__]” by [_____]. See “Description of the Derivative Instrument”.]

[INSERT ANY SERIES SPECIFIC CURRENCY SWAP DISCLOSURE.]

[INSERT DISCLOSURES REQUIRED BY ITEMS 1114(b) AND 1115 OF REGULATION AB REGARDING CREDIT ENHANCEMENT PROVIDER, IF APPLICABLE.]

Tax Status	Elections will be made to treat designated portions of the issuing entity (exclusive of (a) [interest that is deferred after the anticipated repayment date of each mortgage loan with an anticipated repayment date and the excess interest distribution account and (b) the Class [A], Class [B] and Class [C] trust components and the related distribution account, beneficial ownership of which is represented by the exchangeable certificates and the Class [EC] certificates)] as three separate REMICs – the [_______] trust subordinate companion loan REMIC, the lower-tier REMIC and the upper-tier REMIC – for federal income tax purposes. [INSERT DISCLOSURE REGARDING UPPER-TIER REGULAR INTEREST FOR FLOATING RATE SWAP, IF APPLICABLE]

[In addition, the portions of the issuing entity consisting of (i) the excess interest accrued on the mortgage loan[s] with an anticipated repayment date, beneficial ownership of which is represented by the [ARD Class] certificates and (ii) the Class [A], Class [B] and Class [C] trust components and the related distribution account, beneficial ownership of which is represented by the exchangeable certificates and the Class [EC] certificates, will be treated as a grantor trust for federal income tax purposes.]

Pertinent federal income tax consequences of an investment in the offered certificates include:

●	Each class of offered certificates (other than [the exchangeable certificates, the Class [EC] certificates,

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the [ARD Class] certificates and] the Class R certificates) [and the trust components] will constitute REMIC “regular interests”.

●	The offered certificates (other than [the exchangeable certificates, the Class [EC] certificates, the [ARD Class] certificates] and the Class R certificates) [and the trust components will be treated as newly originated debt instruments for federal income tax purposes.
●	You will be required to report income on your offered certificates using the accrual method of accounting.
●	It is anticipated that the Class [__] and Class [__] certificates will be issued with original issue discount and that the Class [___] certificates will be issued at a premium for federal income tax purposes.

See “Material Federal Income Tax Considerations”.

Certain ERISA Considerations	Subject to important considerations described under “Certain ERISA Considerations”, the offered certificates are eligible for purchase by persons investing assets of employee benefit plans or individual retirement accounts.
Legal Investment	[SPECIFY CLASSES] [None of the] certificates will constitute “mortgage related securities” for purposes of the Secondary Mortgage Market Enhancement Act of 1984, as amended.

If your investment activities are subject to legal investment laws and regulations, regulatory capital requirements, or review by regulatory authorities, then you may be subject to restrictions on investment in the certificates. You should consult your own legal advisors for assistance in determining the suitability of and consequences to you of the purchase, ownership, and sale of the certificates.

The issuing entity will not be registered under the Investment Company Act of 1940, as amended. The issuing entity will be relying on an exclusion or exemption from the definition of “investment company” under the Investment Company Act of 1940, as amended contained in Section 3(c)(5) of the Investment Company Act of 1940, as amended, or Rule 3a-7 under the Investment Company Act of 1940, as amended, although there may be additional exclusions or exemptions available to the issuing entity. The issuing entity is being structured so as not to constitute a “covered fund” for purposes of the Volcker Rule under the Dodd-Frank Act (both as defined in this prospectus).

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See “Legal Investment”.

Ratings	The offered certificates will not be issued unless each of the offered classes receives a credit rating from one or more of the nationally recognized statistical rating organizations engaged by the depositor to rate the offered certificates. [The decision not to engage one or more other rating agencies in the rating of certain classes of certificates to be issued in connection with this transaction, may negatively impact the liquidity, market value and regulatory characteristics of those classes of certificates. Neither the depositor nor any other person or entity will have any duty to notify you if any other nationally recognized statistical rating organization issues, or delivers notice of its intention to issue, unsolicited ratings on one or more classes of certificates after the date of this prospectus.]

See “Risk Factors—Other Risks Relating to the Certificates—Nationally Recognized Statistical Rating Organizations May Assign Different Ratings to the Certificates; Ratings of the Certificates Reflect Only the Views of the Applicable Rating Agencies as of the Dates Such Ratings Were Issued; Ratings May Affect ERISA Eligibility; Ratings May Be Downgraded” and “Ratings”.

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Summary of Risk Factors

Investing in the offered certificates involves risks. Any of the risks set forth in this prospectus under the above heading “Summary of Risk Factors” or the heading “Risk Factors” may have a material adverse effect on the cash flow on one or more mortgaged properties, the related borrowers’ ability to meet their respective payment obligations under the mortgage loans, and could impact the amounts available for distribution on your certificates. As a result, the market price of the offered certificates could decline significantly and you could lose a part or all of your investment. You should carefully consider all the information set forth in this prospectus and, in particular, evaluate the risks set forth in this prospectus under the headings “Summary of Risk Factors” and “Risk Factors” before deciding to invest in the offered certificates. The following is a summary of some of the principal risks associated with an investment in the offered certificates:

Risks Relating to the Mortgage Loans

●	Non-Recourse Loans: The mortgage loans are non-recourse loans, and in the event of a default on a mortgage loan, recourse generally may only be had against the specific mortgaged property(ies) and other assets that have been pledged to secure the mortgage loan. Consequently, payment on the certificates is dependent primarily on the sufficiency of the net operating income or market value of the mortgaged properties, each of which may be volatile.
●	Borrowers: Frequent and early occurrence of borrower delinquencies and defaults may adversely affect your investment. Bankruptcy proceedings involving borrowers, borrower organizational structures and additional debt incurred by a borrower or its sponsors may increase risk of loss. In addition, borrowers may be unable to refinance or repay their mortgage loans at the maturity date [or anticipated repayment date].
●	Property Performance: Certificateholders are exposed to risks associated with the performance of the mortgaged properties, including location, competition, condition (including environmental conditions), maintenance, ownership, management, and litigation. Property values may decrease even when current operating income does not. The property type (e.g., [IDENTIFY PROPERTY TYPES INCLUDED IN MORTGAGE POOL]) may present additional risks.
●	Loan Concentration: Certain of the mortgage loans represent significant concentrations of the mortgage pool as of the cut-off date. A default on one or more of such mortgage loans may have a disproportionate impact on the performance of the certificates.
●	Property Type Concentration: Certain property types represent significant concentrations of the mortgaged properties securing the mortgage pool as of the cut-off date, based on allocated loan amounts. Adverse developments with respect to those property types or related industries may have a disproportionate impact on the performance of the certificates.
●	Other Concentrations: Losses on loans to related borrowers or cross-collateralized and cross-defaulted loan groups, geographical concentration of the mortgaged properties, and concentration of tenants among the mortgaged properties, may disproportionately affect distributions on the offered certificates.
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●	Tenant Performance: The repayment of a commercial or multifamily mortgage loan is typically dependent upon the ability of the related mortgaged property to produce cash flow through the collection of rents. Therefore, the performance of the mortgage loans will be highly dependent on the performance of tenants and tenant leases.
●	Significant Tenants: Properties that are leased to a single tenant or a tenant that comprises a significant portion of the rental income are disproportionately susceptible to interruptions of cash flow in the event of a lease expiration or termination or a downturn in the tenant’s business.
●	Underwritten Net Cash Flow: Underwritten net cash flow for the mortgaged properties could be based on incorrect or flawed assumptions.
●	Appraisals: Appraisals may not reflect the current or future market value of the mortgaged properties.
●	Inspections: Property inspections may not identify all conditions requiring repair or replacement.
●	Insurance: The absence or inadequacy of terrorism, fire, flood, earthquake and other insurance may adversely affect payment on the offered certificates.
●	Zoning: Changes in zoning laws may affect the ability to repair or restore a mortgaged property. Properties or structures considered to be “legal non-conforming” may not be able to be restored or rebuilt “as-is” following a casualty or loss.

Risks Relating to Conflicts of Interest

●	Transaction Parties: Conflicts of interest may arise from the transaction parties’ relationships with each other or their economic interests in the transaction.
●	Directing Holder [and Companion Holders]: Certain certificateholders [and companion loan holders] have control and/or consent rights regarding the servicing of the mortgage loans [and related whole loans]. Such rights include rights to remove and replace the special servicer without cause and/or to direct or recommend the special servicer or non-serviced special servicer to take actions that conflict with the interests of holders of certain classes of offered certificates. The right to remove and replace the special servicer may give the directing holder the ability to influence the special servicer’s servicing actions in a manner that may be more favorable to the directing holder relative to other certificateholders.

Other Risks Relating to the Offered Certificates

●	Limited Obligations: The certificates will only represent ownership interests in the issuing entity, and will not be guaranteed by the sponsors, the depositor or any other person. The issuing entity’s assets may be insufficient to repay the offered certificates in full.
●	Uncertain Yields to Maturity: The offered certificates have uncertain yields to maturity. Prepayments on the underlying mortgage loans will affect the average lives of the certificates; and the rate and timing of prepayments may be highly unpredictable. Optional early termination of the issuing entity may also adversely impact your yield or may result in a loss.
●	Rating Agency Feedback: Future events could adversely impact the credit ratings and value of your offered certificates.
●	Limited Credit Support: Credit support provided by subordination of certain certificates is limited and may not be sufficient to prevent loss on the offered certificates.
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Risk Factors

You should carefully consider the following risks before making an investment decision. In particular, distributions on your offered certificates will depend on payments received on, and other recoveries with respect to the mortgage loans. Therefore, you should carefully consider the risk factors relating to the mortgage loans and the mortgaged properties.

If any of the following events or circumstances identified as risks actually occur or materialize, your investment could be materially and adversely affected. We note that additional risks and uncertainties not presently known to us may also impair your investment.

This prospectus also contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks described below and elsewhere in this prospectus.

[RISK FACTORS THAT ARE IDENTIFIED IN BRACKETS WILL BE REMOVED FROM TRANSACTIONS THAT DO NOT HAVE MORTGAGE LOANS, MORTGAGED PROPERTIES OR BORROWER/SPONSOR ENTITIES WITH THE CHARACTERISTICS DESCRIBED IN SUCH RISK FACTOR]

Risks Related to Market Conditions and Other External Factors

[TO BE UPDATED TO THE EXTENT NECESSARY TO PROVIDE A CURRENT DESCRIPTION OF THE SPECIFIC RISKS RELATED TO THE OFFER AND SALE OF THE SECURITIES]

Cyberattacks or Other Security Breaches Could Have a Material Adverse Effect on the Business of the Transaction Parties

In the normal course of business, the sponsors, the master servicer, the special servicer, the borrowers and the other transaction parties may collect, process and retain confidential or sensitive information regarding their customers (including mortgage loan borrowers and applicants). The sharing, use, disclosure and protection of this information is governed by the privacy and data security policies of such parties. Moreover, there are federal, state and international laws regarding privacy and the storing, sharing, use, disclosure and protection of personally identifiable information and user data. Although the transaction parties may devote significant resources and management focus to ensuring the integrity of their systems through information security and business continuity programs, their facilities and systems, and those of their third-party service providers, may be subject to external or internal security breaches, acts of vandalism, computer viruses, misplaced or lost data, programming or human errors, or other similar events. The access by unauthorized persons to, or the improper disclosure by the sponsors, the master servicer, the special servicer, the borrowers or any other transaction party of, confidential information regarding their customers or their own proprietary information, software, methodologies and business secrets could result in business disruptions, legal or regulatory proceedings, reputational damage, or other adverse consequences, any of which could materially adversely affect

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their financial condition or results of operations (including the servicing of the mortgage loans). Cybersecurity risks for organizations like the sponsors, the master servicer, the special servicer, the borrowers and the other transaction parties have increased recently in part because of new technologies, the use of the internet and telecommunications technologies (including mobile and other connected devices) to conduct financial and other business transactions, the increased sophistication and activities of organized crime, perpetrators of fraud, hackers, terrorists and others, and the evolving nature of these threats. Hackers engage in attacks against organizations from time to time that are designed to disrupt key business services. There can be no assurance that the sponsors, the master servicer, the special servicer, the borrowers or the other transaction parties will not be subject to security breaches, improper disclosure or cyberattacks and suffer any such losses as a result thereof in the future.

Cyberattacks or other breaches, whether affecting the sponsors, the master servicer, the special servicer, the borrowers or other transaction parties, could result in heightened consumer concern and regulatory focus and increased costs, which could have a material adverse effect on the sponsors’, the master servicer’s, the special servicer’s, a borrower’s or another transaction party’s businesses. If the business of the sponsors or any of their affiliates is materially adversely affected by such events, the sponsors may not be able to fulfill their remedial obligations with respect to a mortgage loan that is subject to a material breach of a representation or warranty or a material document defect.

Special Risks

[TO BE UPDATED TO THE EXTENT NECESSARY TO PROVIDE A CURRENT DESCRIPTION OF THE SPECIFIC RISKS RELATED TO THE OFFER AND SALE OF THE SECURITIES]

Risks Relating to the Mortgage Loans

Mortgage Loans Are Non-Recourse and Are Not Insured or Guaranteed and Therefore Recourse Generally May be Had Only Against the Specific Mortgaged Properties

The mortgage loans are not insured or guaranteed by any person or entity, governmental or otherwise.

Investors should treat each mortgage loan as a non-recourse loan. If a default occurs on a non-recourse loan, recourse generally may be had only against the specific mortgaged properties and other assets that have been pledged to secure the mortgage loan. Consequently, payment prior to maturity is dependent primarily on the sufficiency of the net operating income of the mortgaged property. Payment at maturity [or anticipated repayment date] is primarily dependent upon the market value of the mortgaged property or the borrower’s ability to refinance or sell the mortgaged property.

Although the mortgage loans generally are non-recourse in nature, certain mortgage loans contain non-recourse carveouts for actions or inactions by the related mortgage loan borrower that result in losses for the servicer, acting on behalf of the issuing entity, such as the commission of fraud by the borrower, physical waste of the mortgaged property and failure to pay taxes or maintain adequate insurance, among others. If borrower has committed an action that violates a loss-related non-recourse carveout, the borrower and the guarantor are responsible for any losses suffered by the applicable servicer acting on behalf of the issuing entity. In addition, under springing recourse events such as certain voluntary insolvency proceedings, a transfer of the mortgaged property or equity in the borrower in violation of the related loan documents, or other matters, if any of such

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springing recourse events are triggered, the borrower and guarantor are responsible for the full amount of the debt. Certain mortgage loans set forth under “Description of the Mortgage Pool—Non-Recourse Carveout Limitations” either do not contain non-recourse carveouts or contain material limitations to non-recourse carveouts. Often these obligations are guaranteed by an affiliate of the related borrower, although liability under any such guaranty may be capped or otherwise limited in amount or scope. Furthermore, the guarantor’s net worth and liquidity may be less (and in some cases, materially less) than amounts due under the related mortgage loan or the guarantor’s sole asset may be its interest in the related borrower. Certain mortgage loans may have the benefit of a general payment guaranty of a portion of the indebtedness under the mortgage loan. In all cases, however, the mortgage loans should be considered to be non-recourse obligations because neither the depositor nor the sponsors make any representation or warranty as to the obligation or ability of any borrower or guarantor to pay any deficiencies between any foreclosure proceeds and the mortgage loan indebtedness.

Risks of Commercial and Multifamily Lending Generally

The mortgage loans will be secured by various income producing commercial and multifamily properties. The repayment of a commercial or multifamily loan is typically dependent upon the ability of the related mortgaged property to produce sufficient cash flow through the collection of rents. Even the liquidation value of a commercial property is determined, in substantial part, by the capitalization of the property’s ability to produce cash flow. However, net operating income can be volatile and may be insufficient to cover debt service on the loan at any given time.

The net operating incomes and property values of the mortgaged properties may be adversely affected by a large number of factors. Some of these factors relate to the properties themselves, such as:

●	the age, design and construction quality of the properties;
●	perceptions regarding the safety, convenience and attractiveness of the properties;
●	the characteristics and desirability of the area where the property is located;
●	the strength and nature of the local economy, including labor costs and quality, tax environment and quality of life for employees;
●	the proximity and attractiveness of competing properties;
●	the adequacy of the property’s management and maintenance;
●	increases in interest rates, real estate taxes and operating expenses at the property and in relation to competing properties;
●	an increase in the capital expenditures needed to maintain the properties or make improvements;
●	the dependence upon a single tenant or concentration of tenants in a particular business or industry;
●	a decline in the businesses operated by tenants or in their financial condition;
●	an increase in vacancy rates; and
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●	a decline in rental rates as leases are renewed or entered into with new tenants.

Other factors are more general in nature, such as:

●	national or regional economic conditions, including plant closings, military base closings, industry slowdowns, oil and/or gas drilling facility slowdowns or closings and unemployment rates;
●	local real estate conditions, such as an oversupply of competing properties, retail space, office space, multifamily housing or hotel capacity;
●	demographic factors;
●	consumer confidence;
●	consumer tastes and preferences;
●	political factors;
●	environmental factors;
●	seismic activity risk;
●	retroactive changes in building codes;
●	changes or continued weakness in specific industry segments;
●	location of certain mortgaged properties in less densely populated or less affluent areas; and
●	the public perception of safety for customers and clients.

The volatility of net operating income will be influenced by many of the foregoing factors, as well as by:

●	the length of tenant leases (including that in certain cases, all or substantially all of the tenants or one or more sole, anchor or other major tenants at a particular mortgaged property may have leases that expire during the term of the related mortgage loan or permit the tenant(s) to terminate its lease during the term of the loan);
●	the quality and creditworthiness of tenants;
●	tenant defaults;
●	in the case of rental properties, the rate at which new rentals occur; and
●	the property’s “operating leverage”, which is generally the percentage of total property expenses in relation to revenue, the ratio of fixed operating expenses to those that vary with revenues, and the level of capital expenditures required to maintain the property and to retain or replace tenants.

Further, changes to tax laws as they relate to property ownership, depreciation schedules and interest and mortgage deductibility could affect the value of the mortgaged properties.

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A decline in the real estate market or in the financial condition of a major tenant will tend to have a more immediate effect on the net operating income of properties with relatively higher operating leverage or short term revenue sources, such as short term or month to month leases, and may lead to higher rates of delinquency or defaults.

Most of the mortgage loans have [__] year terms to maturity. Rapid technological advances and changes in consumer tastes over the course of those [__] years may impact the use, occupancy and demand for the products or services related to the mortgaged properties securing such mortgage loans. In addition, tenant needs may change due to such factors and the related property may not be able to quickly adapt to such changes. We cannot assure you that any such changes will not impact the performance of the related mortgaged properties, the ability of the related mortgagors to continue to make payments of debt service on the related mortgage loans or to secure refinancing of the mortgage loans or to pay the principal balance of their mortgage loans at maturity.

[In addition, certain mortgaged properties may be located in an area that is primarily dependent on a single company or industry. In that case, any change that adversely affects that company or industry could reduce occupancy at the related mortgaged properties.]

Performance of the Mortgage Loans Will Be Highly Dependent on the Performance of Tenants and Tenant Leases

General

Any tenant may, from time to time, experience a downturn in its business, which may weaken its financial condition and result in a failure to make rental payments or reduction in the amount of payments it can make when due. If tenants’ sales were to decline, percentage rents may decline and, further, tenants may be unable to pay their base rent or other occupancy costs. If a tenant defaults in its obligations to a property owner, that property owner may experience delays in enforcing its rights as lessor and may incur substantial costs and experience significant delays associated with protecting its investment, including costs incurred in renovating and reletting the property.

Additionally, the income from, and market value of, the mortgaged properties leased to various tenants would be adversely affected if:

●	space in the mortgaged properties could not be leased or re-leased or substantial re-leasing costs were required and/or the cost of performing landlord obligations under existing leases materially increased;
●	leasing or re-leasing is restricted by exclusive rights of tenants to lease the mortgaged properties or other covenants not to lease space for certain uses or activities, or covenants limiting the types of tenants to which space may be leased;
●	a significant tenant were to become a debtor in a bankruptcy case;
●	rental payments could not be collected for any other reason; or
●	a borrower fails to perform its obligations under a lease resulting in the related tenant having a right to terminate such lease.

A Tenant Concentration May Result in Increased Losses

Mortgaged properties that are owner-occupied or leased to a single tenant, or a tenant that makes up a significant portion of the rental income, also are more susceptible to

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interruptions of cash flow if that tenant’s business operations are negatively impacted or if such tenant fails to renew its lease. This is so because:

●	the financial effect of the absence of rental income may be severe;
●	more time may be required to re-lease the space; and
●	substantial capital costs may be incurred to make the space appropriate for replacement tenants.

In the event of a default by that tenant, if the related lease expires prior to the mortgage loan maturity date and the related tenant fails to renew its lease or if such tenant exercises an early termination option, there would likely be an interruption of rental payments under the lease and, accordingly, insufficient funds available to the borrower to pay the debt service on the mortgage loan. In certain cases where the tenant owns the improvements on the mortgaged property, the related borrower may be required to purchase such improvements in connection with the exercise of its remedies.

[With respect to certain of these mortgaged properties that are leased to a single tenant, the related leases may expire prior to, or soon after, the maturity dates of the mortgage loans or the related tenant may have the right to terminate the lease prior to the maturity date of the mortgage loan. If the current tenant does not renew its lease on comparable economic terms to the expired lease, if a single tenant terminates its lease or if a suitable replacement tenant does not enter into a new lease on similar economic terms, there could be a negative impact on the payments on the related mortgage loan.]

A deterioration in the financial condition of a tenant, the failure of a tenant to renew its lease or the exercise by a tenant of an early termination right can be particularly significant if a mortgaged property is owner-occupied, leased to a single tenant, or if any tenant makes up a significant portion of the rental income at the mortgaged property.

Concentrations of particular tenants among the mortgaged properties or within a particular business or industry at one or multiple mortgaged properties increase the possibility that financial problems with such tenants or such business or industry sectors could affect the mortgage loans. In addition, the mortgage loans may be adversely affected if a tenant at the mortgaged property is highly specialized, or dependent on a single industry or only a few customers for its revenue. See “—Tenant Bankruptcy Could Result in a Rejection of the Related Lease” below, and “Description of the Mortgage Pool—Tenant Issues—Tenant Concentrations” for information on tenant concentrations in the mortgage pool.

Mortgaged Properties Leased to Multiple Tenants Also Have Risks

If a mortgaged property has multiple tenants, re-leasing expenditures may be more frequent than in the case of mortgaged properties with fewer tenants, thereby reducing the cash flow available for payments on the related mortgage loan. Multi-tenant mortgaged properties also may experience higher continuing vacancy rates and greater volatility in rental income and expenses. See Annex A-1 for tenant lease expiration dates for the five largest tenants at each mortgaged property.

Mortgaged Properties Leased to Borrowers or Borrower Affiliated Entities Also Have Risks

If a mortgaged property is leased in whole or substantial part to the borrower under the mortgage loan or to an affiliate of the borrower, there may be conflicts. For instance, it is

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more likely a landlord will waive lease conditions for an affiliated tenant than it would for an unaffiliated tenant. We cannot assure you that the conflicts arising where a borrower is affiliated with a tenant at a mortgaged property will not adversely impact the value of the related mortgage loan.

[In certain cases, an affiliated lessee may be a tenant under a master lease with the related borrower, under which the tenant is obligated to make rent payments but does not occupy any space at the mortgaged property. Master leases in these circumstances may be used to bring occupancy to a “stabilized” level with the intent of finding additional tenants to occupy some or all of the master leased space, but may not provide additional economic support for the mortgage loan. If a mortgaged property is leased in whole or substantial part to the borrower or to an affiliate of the borrower, a deterioration in the financial condition of the borrower or its affiliates could significantly affect the borrower’s ability to perform under the mortgage loan as it would directly interrupt the cash flow from the mortgaged property if the borrower’s or its affiliate’s financial condition worsens. We cannot assure you that any space leased by a borrower or an affiliate of the borrower will eventually be occupied by third party tenants.]

See “Description of the Mortgage Pool—Tenant Issues—Affiliated Leases” for information on properties leased in whole or in part to borrowers and their affiliates.

[Mortgaged Properties Leased to School Tenants Also Have Risks

Certain of the mortgaged properties may be occupied by a tenant operating a school. The cash flows generated from private schools are generally dependent on student enrollment and the ability of enrolled students to pay tuition, which in some cases is dependent on the ability to obtain financial aid or loans. Enrollment at a private school may decrease due to, among other factors:

●	changing local demographics;
●	competition from other schools;
●	increases in tuition and/or reductions in availability of student loans, government grants or scholarships;
●	poor performance by teachers, administrative staff or students; or
●	mismanagement at the private school.

Some school tenants are for-profit institutions that rely on tuition from students, many of which finance their education by utilizing the federal financial assistance Title IV of the Higher Education Act of 1965 (“Title IV Financial Aid”). A for-profit education company will become ineligible for enrolling students that utilize the Title IV Financial Aid for at least two fiscal years, if during the immediately preceding two consecutive fiscal years such institution derives more than 90% of its revenues from the enrollment of students that obtain Title IV Financial Aid. A reduction in student enrollment may impact the ability of the school to pay rent, and there can be no assurance that the related borrower will be in a position to meet its obligations under the related mortgage loan documents if such tenant fails to pay its rent. In addition, there is proposed legislation that could potentially change the Title IV Financial Aid funding methods, which may negatively affect the for-profit education companies.]

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Tenant Bankruptcy Could Result in a Rejection of the Related Lease

The bankruptcy or insolvency of a major tenant or a number of smaller tenants, such as in retail properties, may have an adverse impact on the mortgaged properties affected and the income produced by such mortgaged properties. Under the federal bankruptcy code, a tenant has the option of assuming or rejecting or, subject to certain conditions, assuming and assigning to a third party, any unexpired lease. If the tenant rejects the lease, the landlord’s claim for breach of the lease would (absent collateral securing the claim) be treated as a general unsecured claim against the tenant and a lessor’s damages for lease rejection are generally subject to certain limitations. We cannot assure you that tenants of the mortgaged properties will continue making payments under their leases or that tenants will not file for bankruptcy protection in the future or, if any tenants do file, that they will continue to make rental payments in a timely manner. See “Certain Legal Aspects of Mortgage Loans—Bankruptcy Laws”. See “Description of the Mortgage Pool—Loan Purpose; Default History, Bankruptcy Issues and Other Proceedings” for information regarding bankruptcy issues with respect to certain mortgage loans.

[In the case of certain mortgage loans included in the mortgage pool, it may be possible that the related master lease could be construed in a bankruptcy as a financing lease or other arrangement under which the related master lessee (and/or its affiliates) would be deemed as effectively the owner of the related mortgaged property, rather than a tenant, which could result in potentially adverse consequences for the trust, as the holder of such mortgage loan, including a potentially greater risk of an unfavorable plan of reorganization and competing claims of creditors of the related master lessee and/or its affiliates. See “Description of the Mortgage Pool—Tenant Issues—Affiliated Leases”.]

Leases That Are Not Subordinated to the Lien of the Mortgage or Do Not Contain Attornment Provisions May Have an Adverse Impact at Foreclosure

In certain jurisdictions, if tenant leases are subordinated to the liens created by the mortgage but do not contain attornment provisions that require the tenant to subordinate the lease if the mortgagee agrees to enter into a non-disturbance agreement, the tenants may terminate their leases upon the transfer of the property to a foreclosing lender or purchaser at foreclosure. Accordingly, if a mortgaged property is located in such a jurisdiction and is leased to one or more desirable tenants under leases that are subordinate to the mortgage and do not contain attornment provisions, such mortgaged property could experience a further decline in value if such tenants’ leases were terminated. This is particularly likely if those tenants were paying above-market rents or could not be replaced. If a lease is not subordinate to a mortgage, the issuing entity will not possess the right to dispossess the tenant upon foreclosure of the mortgaged property (unless otherwise agreed to with the tenant). Also, if the lease contains provisions inconsistent with the mortgage (e.g., provisions relating to application of insurance proceeds or condemnation awards) or which could affect the enforcement of the lender’s rights (e.g., a right of first refusal to purchase the property), the provisions of the lease will take precedence over the provisions of the mortgage. Not all leases were reviewed to ascertain the existence of attornment or subordination provisions.

[With respect to certain of the mortgage loans, the related borrower may have given to certain tenants or others an option to purchase, a right of first refusal and/or a right of first offer to purchase all or a portion of the mortgaged property in the event a sale is contemplated, and such right is not subordinate to the related mortgage. This may impede the mortgagee’s ability to sell the related mortgaged property at foreclosure, or, upon foreclosure, this may affect the value and/or marketability of the related mortgaged property. See “Description of the Mortgage Pool—Tenant Issues—Purchase Options and

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Rights of First Refusal” for information regarding material purchase options and/or rights of first refusal, if any, with respect to mortgaged properties securing certain mortgage loans.]

Early Lease Termination Options May Reduce Cash Flow

Leases often give tenants the right to terminate the related lease, abate or reduce the related rent, and/or exercise certain remedies against the related borrower for various reasons or upon various conditions, including:

●	if the borrower for the applicable mortgaged property allows uses at the mortgaged property in violation of use restrictions in current tenant leases,
●	if the borrower or any of its affiliates owns other properties within a certain radius of the mortgaged property and allows uses at those properties in violation of use restrictions,
●	if the related borrower fails to provide a designated number of parking spaces,
●	if there is construction at the related mortgaged property or an adjacent property (whether or not such adjacent property is owned or controlled by the borrower or any of its affiliates) that may interfere with visibility of, access to or a tenant’s use of the mortgaged property or otherwise violate the terms of a tenant’s lease,
●	upon casualty or condemnation with respect to all or a portion of the mortgaged property that renders such mortgaged property unsuitable for a tenant’s use or if the borrower fails to rebuild such mortgaged property within a certain time,
●	if a tenant’s use is not permitted by zoning or applicable law,
●	if the tenant is unable to exercise an expansion right,
●	if the landlord defaults on its obligations under the lease,
●	if a landlord leases space at the mortgaged property or within a certain radius of the mortgaged property to a competitor,
●	if the tenant fails to meet certain sales targets or other business objectives for a specified period of time,
●	if significant tenants at the subject property go dark or terminate their leases, or if a specified percentage of the mortgaged property is unoccupied,
●	if the landlord violates the tenant’s exclusive use rights for a specified period of time,
●	if the related borrower violates covenants under the related lease or if third parties take certain actions that adversely affect such tenants’ business or operations,
●	in the case of government sponsored tenants, any time for lack of appropriations, or
●	if the related borrower violates covenants under the related lease or if third parties take certain actions that adversely affect such tenants’ business or operations.

In certain cases, compliance or satisfaction of landlord covenants may be the responsibility of a third party affiliated with the borrower or, in the event that partial releases of the applicable mortgaged property are permitted, an unaffiliated or affiliated third party.

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Any exercise of a termination right by a tenant at a mortgaged property could result in vacant space at the related mortgaged property, renegotiation of the lease with the related tenant or re-letting of the space. Any such vacated space may not be re-let. Furthermore, such foregoing termination and/or abatement rights may arise in the future or materially adversely affect the related borrower’s ability to meet its obligations under the related mortgage loan documents. See “Description of the Mortgage Pool—Tenant Issues—Lease Expirations and Terminations” for information on material tenant lease expirations and early termination options.

[Mortgaged Properties Leased to Not-for-Profit Tenants Have Certain Risks

Certain mortgaged properties may have tenants that are charitable institutions that generally rely on contributions from individuals and government grants or other subsidies to pay rent on office space and other operating expenses. We cannot assure you that the rate, frequency and level of individual contributions or governmental grants and subsidies will continue with respect to any such institution. A reduction in contributions or grants may impact the ability of the related institution to pay rent, and we cannot assure you that the related borrower will be in a position to meet its obligations under the related mortgage loan documents if such tenant fails to pay its rent.]

[Retail Properties Have Special Risks

Some of the mortgage loans are secured by retail properties. See “Description of the Mortgage Pool—Mortgage Pool Characteristics—Property Types—Retail Properties”. The value of retail properties is significantly affected by the quality of the tenants as well as fundamental aspects of real estate, such as location and market demographics, as well as changes in shopping methods and choices. Some of the risks related to these matters are further described in “—Risks of Commercial and Multifamily Lending Generally” and”—Performance of the Mortgage Loans Will Be Highly Dependent on the Performance of Tenants and Tenant Leases” above.

The correlation between success of tenant business and a retail property’s value may be more direct with respect to retail properties than other types of commercial property because a component of the total rent paid by certain retail tenants is often tied to a percentage of gross sales. To the extent that a tenant changes the manner in which its gross sales are reported, it could result in lower rent paid by that tenant. For example, if a tenant takes into account customer returns of merchandise purchased online and reduces the gross sales, this could result in lower gross sales relative to gross sales previously reported at that location even if the actual performance of the store remains unchanged. We cannot assure you that the net operating income contributed by the mortgaged retail properties or the rates of occupancy at the retail stores will remain at the levels specified in this prospectus or remain consistent with past performance.

Whether a retail property is “anchored”, “shadow anchored” or “unanchored” is also an important consideration. Retail properties that have anchor tenant-owned stores often have reciprocal easement and/or operating agreements (each, an “REA”) between the retail property owner and such anchor tenants containing certain operating and maintenance covenants. Although an anchor tenant is often required to pay a contribution toward common area maintenance and real estate taxes on the improvements and related real property, an anchor tenant that owns its own parcel does not pay rent. However, the presence or absence of an “anchor tenant” or a “shadow anchor tenant” in or near a retail property also can be important because anchors play a key role in generating customer traffic and making a retail property desirable for other tenants. Many of the retail properties that will secure one or more mortgage loans will also have shadow anchor tenants. An

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“anchor tenant” is located on the related mortgaged property, usually proportionately larger in size than most or all other tenants in the mortgaged property and is vital in attracting customers to a retail property. A “shadow anchor tenant” is usually proportionally larger in size than most tenants in the mortgaged property, is important in attracting customers to a retail property and is located sufficiently close and convenient to the mortgaged property so as to influence and attract potential customers, but is not located on the mortgaged property.

The economic performance of an anchored or shadow anchored retail property will consequently be adversely affected by:

●	an anchor tenant’s or shadow anchor tenant’s failure to renew its lease or the termination of an anchor tenant’s or shadow anchor tenant’s lease;
●	if the anchor tenant or shadow anchor tenant decides to vacate;
●	the bankruptcy or economic decline of an anchor tenant, shadow anchor or self-owned anchor; or
●	the cessation of the business of an anchor tenant, a shadow anchor tenant or of a self-owned anchor or a change in use or in the nature of its retail operations (notwithstanding its continued payment of rent).

If anchor stores in a mortgaged property were to close, the related borrower may be unable to replace those anchors in a timely manner or without suffering adverse economic consequences. In addition, it is common for anchor tenants and non-anchor tenants at anchored or shadowed anchored retail centers to have co-tenancy clauses and/or operating covenants in their leases or operating agreements that permit those tenants or anchor stores to cease operating, reduce rent or terminate their leases if the anchor or shadow anchor tenant goes dark. Even if non-anchor tenants do not have termination or rent abatement rights, because the anchor or shadow anchor tenant plays a key role in generating customer traffic and making a center desirable for other tenants, the loss of an anchor tenant may have a material adverse impact on the non-anchor tenant’s ability to operate, which may in turn adversely impact the borrower’s ability to meet its obligations under the related loan documents. In addition, in the event that a “shadow anchor” fails to renew its lease, terminates its lease or otherwise ceases to conduct business within a close proximity to the mortgaged property, customer traffic at the mortgaged property may be substantially reduced. If an anchor tenant goes dark, generally the borrower’s only remedy is to terminate that lease after the anchor tenant has been dark for a specified amount of time.

In addition, because anchor tenants and shadow anchors are often large national retailers, any bankruptcy, store closings or other economic decline impacting any such anchor or shadow anchor may affect multiple mortgaged properties in a pool of mortgage loans, and such impacts can be compounded by co-tenancy clauses and/or operating covenants related to such anchor or shadow anchor.

We cannot assure you that if anchor tenants or shadow anchor tenants at a particular mortgaged property were to close or otherwise become vacant or remain vacant, such anchor tenants or shadow anchor tenants, as applicable, would be replaced in a timely manner or, if part of the collateral for the related mortgage loan, without incurring material additional costs to the related borrower and resulting in adverse economic effects.

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Certain of the tenants or anchor tenants of the retail properties may have operating covenants in their leases or operating agreements which permit those tenants or anchor tenants to cease operating, reduce rent or terminate their leases if the subject store is not meeting the minimum sales requirement under its lease.

In addition, the limited adaptability of certain shopping malls that have proven unprofitable may result in high (and possibly extremely high) loss severities on mortgage loans secured by those shopping malls. For example, it is possible that a significant amount of advances made by the applicable servicer(s) of a mortgage loan secured by a shopping mall property, combined with low liquidation proceeds in respect of that property, may result in a loss severity exceeding 100% of the outstanding principal balance of that mortgage loan.

Certain anchor tenant and tenant estoppels will have been obtained in connection with the origination of the mortgage loans that may identify disputes between the related borrower and the applicable anchor tenant or tenant, or alleged defaults or potential defaults by the applicable property owner under the lease or REA. Such disputes, defaults or potential defaults, could lead to a termination or attempted termination of the applicable lease or REA by the anchor tenant or tenant or to litigation against the related borrower. We cannot assure you that these anchor tenant and tenant disputes will not have a material adverse effect on the ability of the related borrowers to repay their portion of the mortgage loan. In addition, we cannot assure you that the anchor tenant or tenant estoppels obtained identify all potential disputes that may arise with anchor tenants or tenants who did not provide estoppels prior to origination. We cannot assure you that the failure to have obtained related estoppel information will not have a material adverse effect on the related mortgage loans.

Rental payments from tenants of retail properties typically comprise the largest portion of the net operating income of those mortgaged properties. We cannot assure you that the rate of occupancy at the stores will remain at the levels described in this prospectus or that the net operating income contributed by the mortgaged properties will remain at the level specified in this prospectus or past levels.

Retail properties also face competition from sources outside a given real estate market. For example, all of the following compete with more traditional retail properties for consumer dollars: factory outlet centers, discount shopping centers and clubs, catalogue retailers, home shopping networks, internet websites, and social media platforms and social media influencers. Continued growth of these alternative retail outlets (which often have lower operating costs) could adversely affect the rents collectible at the retail properties included in the pool of mortgage loans, as well as the income from, and market value of, the mortgaged properties and the related borrower’s ability to refinance such property. Moreover, additional competing retail properties may be built in the areas where the retail properties are located.

Certain retail properties have specialty use tenants. See “—Some Mortgaged Properties May Not Be Readily Convertible to Alternative Uses” and “Description of the Mortgage Pool—Mortgage Pool Characteristics—Property Types—Retail Properties”.

[Office Properties Have Special Risks

In addition to the factors discussed in “—Risks of Commercial and Multifamily Lending Generally” and “—Performance of the Mortgage Loans Will Be Highly Dependent on the Performance of Tenants and Tenant Leases” above, other factors may adversely affect the financial performance and value of office properties, including:

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●	the physical attributes of the building in relation to competing buildings (e.g., age, condition, design, appearance, access to transportation and ability to offer certain amenities, such as sophisticated building systems and/or business wiring requirements);
●	the adaptability of the building to changes in the technological needs of the tenants;
●	the physical layout of the building, including floor plates and the ability to reconfigure the space at a reasonable cost;
●	an adverse change in population, patterns of telecommuting or sharing of office space, and employment growth (which creates demand for office space);
●	in the case of medical office properties, the performance of a medical office property may depend on (a) the proximity of such property to a hospital or other healthcare establishment, (b) reimbursements for patient fees from private or government sponsored insurers, (c) its ability to attract doctors and nurses to be on staff, and (d) its ability to afford and acquire the latest medical equipment. Issues related to reimbursement (ranging from nonpayment to delays in payment) from such insurers could adversely impact cash flow at such mortgaged property;
●	office space used as lab and/or research and development may rely on funds for research and development from government and/or private sources of funding, which may become unavailable; and
●	in the case of tenants that offer co-working or office-sharing space designed for multiple, unaffiliated space users, licenses or subleases of space to users are of shorter-term duration and user turnover is greater than with typical office leases. Co-working tenants may experience higher operating costs than typical office tenants, and revenues may lag expenses until the co-working space is filled out. Further, if office rents decrease, shorter-term space users may move to properties with lower rent, while co-working tenants would be left with longer-term lease obligations.

Moreover, the cost of refitting office space for a new tenant is often higher than the cost of refitting other types of properties for new tenants.

Certain office tenants at the mortgaged properties may use their leased space to create shared workspaces that they lease to other businesses. Shared workspaces are generally rented by customers on a short term basis and for less square feet. Short term, smaller space users may be more impacted by economic fluctuations compared to traditional long term, larger office leases, which has the potential to impact operating profitability of the company offering the shared space and, in turn, its ability to maintain its lease payments. This may subject the related mortgage loan to increased risk of default and loss.

Certain of the mortgaged properties contain life science laboratory and office buildings, leased to a tenant engaged in the life science industry. Properties with life science tenants have unique risk factors that may affect their performance, revenues and/or value. Life science tenants are subject to a number of risks unique to the life science industry, including (but not limited to): (i) high levels of regulation; (ii) failures in the safety and efficacy of their products; (iii) significant funding requirements for product research and development; and (iv) changes in technology, patent expiration, and intellectual property protection. Risks associated with life science laboratory buildings may affect the business, financial condition and results of operations of the related mortgaged property and such

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risks may adversely affect a life science tenant’s ability to make payments under its lease, and consequently, may materially adversely affect a borrower’s ability to make payments on the related mortgage loan.]

If one or more major tenants at a particular office property were to close or remain vacant, we cannot assure you that such tenants would be replaced in a timely manner or without incurring material additional costs to the related borrower and resulting in an adverse effect on the financial performance of the property.

See “Description of the Mortgage Pool—Mortgage Pool Characteristics—Property Types—Office Properties”.]

[Multifamily Properties Have Special Risks

In addition to the factors discussed in “—Risks of Commercial and Multifamily Lending Generally” and “—Performance of the Mortgage Loans Will Be Highly Dependent on the Performance of Tenants and Tenant Leases” above, other factors may adversely affect the financial performance and value of multifamily properties, including:

●	the quality of property management;
●	the ability of management to provide adequate maintenance and insurance;
●	the types of services or amenities that the property provides;
●	the property’s appearance and reputation;
●	the level of mortgage interest rates, which may encourage tenants to purchase rather than lease housing;
●	the generally short terms of residential leases and the need for continued reletting;
●	rent concessions and month-to-month leases, which may impact cash flow at the property;
●	the tenant mix, such as the tenant population being predominantly students or being heavily dependent on workers from a particular business or industry or personnel from or workers related to a local military base or oil and/or gas drilling industries;
●	in the case of student housing facilities or properties leased primarily to students, which may be more susceptible to damage or wear and tear than other types of multifamily housing, the reliance on the financial well-being of the college or university to which it relates, competition from on campus housing units, which may adversely affect occupancy, the physical layout of the housing, which may not be readily convertible to traditional multifamily use, and that student tenants have a higher turnover rate than other types of multifamily tenants, which in certain cases is compounded by the fact that student leases are available for periods of less than 12 months;
●	certain multifamily properties may be considered to be “flexible apartment properties”. Such properties have a significant percentage of units leased to tenants under short-term leases (less than one year in term), which creates a higher turnover rate than for other types of multifamily properties;
●	restrictions on the age of tenants who may reside at the property;
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●	dependence upon governmental programs that provide rent subsidies to tenants pursuant to tenant voucher programs, which vouchers may be used at other properties and influence tenant mobility;
●	adverse local, regional or national economic conditions, which may limit the amount of rent that may be charged and may result in a reduction of timely rent payments or a reduction in occupancy levels;
●	state and local regulations, which may affect the building owner’s ability to increase rent to market rent for an equivalent apartment; and
●	the existence of government assistance/rent subsidy programs, and whether or not they continue and provide the same level of assistance or subsidies.

[Certain of the mortgage loans are secured by multifamily properties that have been the site of criminal activities. Perceptions by prospective tenants of the safety and reputation of the mortgaged properties may influence the cash flow produced by these mortgaged properties, particularly in the case of student housing facilities or properties leased primarily to students. In addition, litigation may be brought against a borrower in connection with any criminal activities that occur at the related mortgaged property.]

Certain states regulate the relationship of an owner and its tenants. Commonly, these laws require a written lease, good cause for eviction, disclosure of fees, and notification to residents of changed land use, while prohibiting unreasonable rules, retaliatory evictions, and restrictions on a tenant’s choice of unit vendors. Apartment building owners have been the subject of suits under state “Unfair and Deceptive Practices Acts” and other general consumer protection statutes for coercive, abusive or unconscionable leasing and sales practices. A few states offer more significant protection. For example, there are provisions that limit the bases on which a landlord may terminate a tenancy or increase its rent or prohibit a landlord from terminating a tenancy because of the sale of the building.

In addition to state regulation of the landlord tenant relationship, numerous counties and municipalities impose rent control on apartment buildings. These ordinances may limit rent increases to fixed percentages, to percentages of increases in the consumer price index, to increases set or approved by a governmental agency, or to increases determined through mediation or binding arbitration. Any limitations on a borrower’s ability to raise property rents may impair such borrower’s ability to repay its multifamily loan from its net operating income or the proceeds of a sale or refinancing of the related multifamily property.

Certain of the mortgage loans may be secured in the future by mortgaged properties that are subject to certain affordable housing covenants and other covenants and restrictions with respect to various tax credit, city, state and federal housing subsidies, rent stabilization or similar programs, in respect of various units within the mortgaged properties. The limitations and restrictions imposed by these programs could result in losses on the mortgage loans. In addition, in the event that the program is cancelled, it could result in less income for the project. These programs may include, among others:

●	rent limitations that would adversely affect the ability of borrowers to increase rents to maintain the condition of their mortgaged properties and satisfy operating expenses;
●	tenant income restrictions that may reduce the number of eligible tenants in those mortgaged properties and result in a reduction in occupancy rates; and
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●	up to 100% property tax saving in the form of a tax abatement program that could be eliminated if the borrower fails to comply with the terms of the related abatement.

The difference in rents between subsidized or supported properties and other multifamily rental properties in the same area may not be a sufficient economic incentive for some eligible tenants to reside at a subsidized or supported property that may have fewer amenities or be less attractive as a residence. As a result, occupancy levels at a subsidized or supported property may decline, which may adversely affect the value and successful operation of such property.

Moreover, legislative or judicial actions concerning the status of rent-stabilized properties may adversely affect existing market rent units and a borrower’s ability to convert rent-stabilized units to market rent units in the future and may give rise to liability in connection with previously converted units.

Some counties and municipalities may later impose stricter rent control regulations on apartment buildings. For example, on June 14, 2019, the New York State Senate passed, and New York Governor Andrew Cuomo signed, the Housing Stability and Tenant Protection Act of 2019 (the “HSTP Act”), which, among other things, limits the ability of landlords to increase rents in rent stabilized apartments at the time of lease renewal and after a vacancy. The HSTP Act also limits potential rent increases for major capital improvements and for individual apartment improvements. In addition, the HSTP Act permits certain qualified localities in the State of New York to implement the rent stabilization system.

We cannot assure you that the rent stabilization laws or regulations will not cause a reduction in rental income or the appraised value of mortgaged real properties. If rents are reduced, we cannot assure you that any such mortgaged real property will be able to generate sufficient cash flow to satisfy debt service payments and operating expenses.

Certain of the multifamily properties may be residential cooperative buildings and the land under the building are owned or leased by a non-profit residential cooperative corporation. The cooperative owns all the units in the building and all common areas. Its tenants own stock, shares or membership certificates in the corporation. This ownership entitles the tenant-stockholders to proprietary leases or occupancy agreements which confer exclusive rights to occupy specific units. Generally, the tenant-stockholders make monthly maintenance payments which represent their share of the cooperative corporation’s mortgage loan payments, real property taxes, reserve contributions and capital expenditures, maintenance and other expenses, less any income the corporation may receive. These payments are in addition to any payments of principal and interest the tenant-stockholder may be required to make on any loans secured by its shares in the cooperative.

A number of factors may adversely affect the value and successful operation of a residential cooperative property. Some of these factors include:

●	the primary dependence of a borrower upon maintenance payments and any rental income from units or commercial areas to meet debt service obligations;
●	the initial concentration of shares relating to occupied rental units of the sponsor, owner or investor after conversion from rental housing, which may result in an inability to meet debt service obligations on the residential cooperative corporation’s mortgage loan if the sponsor, owner or investor is unable to make the required maintenance payments;
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●	the failure of a borrower to qualify for favorable tax treatment as a “cooperative housing corporation” each year, which may reduce the cash flow available to make payments on the related mortgage loan; and
●	that, upon foreclosure, in the event a cooperative property becomes a rental property, certain units could be subject to rent control, stabilization and tenants’ rights laws, at below market rents, which may affect rental income levels and the marketability and sale proceeds of the rental property as a whole.

See “Description of the Mortgage Pool—Mortgage Pool Characteristics—Property Types—Multifamily Properties”.]

[Hotel Properties Have Special Risks

In addition to the factors discussed in “—Risks of Commercial and Multifamily Lending Generally” above, various other factors may adversely affect the financial performance and value of hotel properties, including:

●	adverse economic and social conditions, either local, regional or national (which may limit the amount that can be charged for a room and reduce occupancy levels);
●	continuing expenditures for modernizing, refurbishing and maintaining existing facilities prior to the expiration of their anticipated useful lives;
●	ability to convert to alternative uses which may not be readily made;
●	a deterioration in the financial strength or managerial capabilities of the owner or operator of a hotel property;
●	changes in travel patterns caused by general adverse economic conditions, fear of terrorist attacks, adverse weather conditions and changes in access, energy prices, strikes, travel costs, relocation of highways, the construction of additional highways, concerns about travel safety or other factors; and
●	relative illiquidity of hospitality investments which limits the ability of the borrowers and property managers to respond to changes in economic or other conditions.

Because hotel rooms are generally rented for short periods of time, the financial performance of hotel properties tends to be affected by adverse economic conditions and competition more quickly than other commercial properties. Additionally, as a result of high operating costs, relatively small decreases in revenue can cause significant stress on a property’s cash flow.

Moreover, the hospitality and lodging industry is generally seasonal in nature and different seasons affect different hotel properties differently depending on type and location. This seasonality can be expected to cause periodic fluctuations in a hotel property’s room and restaurant revenues, occupancy levels, room rates and operating expenses. We cannot assure you that cash flow will be sufficient to offset any shortfalls that occur at the mortgaged property during slower periods or that the related mortgage loans provide for seasonality reserves, or if seasonality reserves are provided for, that such reserves will be funded or will be sufficient or available to fund such shortfalls.

In addition, some of the hotel properties are limited-service, select service or extended stay hotels. Hotel properties that are limited-service, select service or extended stay hotels may subject a lender to more risk than full-service hotel properties as they generally require

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less capital for construction than full-service hotel properties. In addition, as limited-service, select service or extended stay hotels generally offer fewer amenities than full-service hotel properties, they are less distinguishable from each other. As a result, it is easier for limited-service, select service or extended stay hotels to experience increased or unforeseen competition.

In addition to hotel operations, some hotel properties also operate entertainment complexes that include restaurants, lounges, nightclubs and/or banquet and meeting spaces and may derive a significant portion of the related property’s revenue from such operations. Consumer demand for entertainment resorts is particularly sensitive to downturns in the economy and the corresponding impact on discretionary spending on leisure activities. Changes in discretionary consumer spending or consumer preferences could be driven by factors such as perceived or actual general economic conditions, high energy, fuel and food costs, the increased cost of travel, the weakened job market, perceived or actual disposable consumer income and wealth, fears of recession and changes in consumer confidence in the economy, or fears of war and future acts of terrorism. These factors could reduce consumer demand for the leisure activities that the property offers, thus imposing practical limits on pricing and harming operations. Restaurants and nightclubs are particularly vulnerable to changes in consumer preferences. In addition, a nightclub’s, restaurant’s or bar’s revenue is extremely dependent on its popularity and perception. These characteristics are subject to change rapidly and we cannot assure you that any of a hotel property’s restaurants, theaters, lounges, bars, or nightclubs will maintain their current level of popularity or perception in the market. With respect to mortgaged properties that operate entertainment venues, the entertainment industry’s brand perception of the mortgaged property’s entertainment venue may have a significant impact on the ability to book talent and sell shows at the property. Any such change could have a material adverse effect on the net cash flow of the property. Any change in perception of entertainment venues by consumers or by the entertainment industry could have a material adverse effect on the net cash flow of the property. Furthermore, because of the unique construction requirements of restaurants, theaters, lounges, bars or nightclubs, the space at those hospitality properties would not easily be converted to other uses. See “—Some Mortgaged Properties May Not Be Readily Convertible to Alternative Uses”.

Some of the hotel properties have liquor licenses associated with the mortgaged property. The liquor licenses for these mortgaged properties are generally held by affiliates of the related borrowers, unaffiliated managers or operating lessees. The laws and regulations relating to liquor licenses generally prohibit the transfer of such licenses to any person, or condition such transfer on the prior approval of the governmental authority that issued the license. In the event of a foreclosure of a hotel property that holds a liquor license, the special servicer on behalf of the issuing entity or a purchaser in a foreclosure sale would likely have to apply for a new license, which might not be granted or might be granted only after a delay that could be significant. We cannot assure you that a new license could be obtained promptly or at all. The lack of a liquor license in a hotel property could have an adverse impact on the revenue from the related mortgaged property or on the hotel property’s occupancy rate. In addition, certain state laws prohibit the assignment of liquor revenues. In such case, the lender may not be able to obtain a security interest in such revenues, which may constitute a material portion of the revenues at the related hospitality property. As a result, the lender may lose its ability to obtain such revenues in a foreclosure in certain scenarios, including if there is a bankruptcy of the liquor license holder. In certain cases, the liquor license holder may not be a single purpose entity.

Further, liquor licenses are subject to extensive regulation. A revocation of the liquor license at a hospitality property, particularly a property with significant revenues from

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nightclubs, casinos, other entertainment venues, restaurants and lounges, could have a material adverse effect on revenues from such property.

In addition, there may be risks associated with hotel properties that have not entered into or become a party to any franchise agreement, license agreement or other “flag”. Hotel properties often enter into these types of agreements in order to align the hotel property with a certain public perception or to benefit from a centralized reservation system. We cannot assure you that hotel properties that lack such benefits will be able to operate successfully on an independent basis.

See “Description of the Mortgage Pool—Mortgage Pool Characteristics—Property Types—Hotel Properties”.]

[Risks Relating to Affiliation with a Franchise or Hotel Management Company

The performance of a hotel property affiliated with a franchise or hotel management company depends in part on:

●	the continued existence and financial strength of the franchisor or hotel management company;
●	the public perception of the franchise or hotel chain service mark; and
●	the duration of the franchise licensing or management agreements.

The continuation of a franchise agreement or management agreement is subject to specified operating standards and other terms and conditions set forth in such agreements. The failure of a borrower to maintain such standards or adhere to other applicable terms and conditions, such as property improvement plans, could result in the loss or cancellation of their rights under the franchise or hotel management company agreement or management agreement. We cannot assure you that a replacement franchise could be obtained in the event of termination. In addition, replacement franchises and/or hotel property managers may require significantly higher fees as well as the investment of capital to bring the hotel property into compliance with the requirements of the replacement franchisor and/or hotel property managers. Any provision in a franchise agreement or management agreement providing for termination because of a bankruptcy of a franchisor or manager generally will not be enforceable.

The transferability of franchise agreements, license agreements and the property management agreements is restricted. In the event of a foreclosure, the lender may not have the right to use the franchise license without the franchisor’s consent or the manager might be able to terminate the management agreement. Conversely, in the case of certain mortgage loans, the lender may be unable to remove a franchisor/licensor or a hotel management company that it desires to replace following a foreclosure and, further, may be limited as regards the pool of potential transferees for a foreclosure or real estate owned property.

In some cases where a hotel property is subject to a license or franchise agreement, the licensor or franchisor has required or may in the future require the completion of various repairs and/or renovations pursuant to a property improvement plan issued by the franchisor. Failure to complete those repairs and/or renovations in accordance with the plan could result in the hotel property losing its license or franchise. Annex A-1 and the related footnotes set forth the amount of reserves, if any, established under the related mortgage loans in connection with any of those repairs and/or renovations. We cannot assure you that any amounts reserved will be sufficient to complete the repairs and/or renovations required

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with respect to any affected hotel property. In addition, in some cases, those reserves will be maintained by the franchisor or property manager. Furthermore, the lender may not require a reserve for repairs and/or renovations in all instances.

See “Description of the Mortgage Pool—Mortgage Pool Characteristics—Property Types—Hotel Properties”.]

[Self-Storage Properties Have Special Risks

In addition to the factors discussed in “—Risks of Commercial and Multifamily Lending Generally” above, other factors may adversely affect the financial performance and value of self-storage properties, including:

●	decreased demand;
●	lack of proximity to apartment complexes or commercial users;
●	apartment tenants moving to single family homes;
●	decline in services rendered, including security;
●	dependence on business activity ancillary to renting units;
●	security concerns;
●	age of improvements; or
●	competition or other factors.

Self-storage properties are considered vulnerable to competition, because both acquisition costs and break-even occupancy are relatively low. The conversion of self-storage facilities to alternative uses would generally require substantial capital expenditures. Thus, if the operation of any of the self-storage properties becomes unprofitable, the liquidation value of that self-storage mortgaged property may be substantially less, relative to the amount owing on the mortgage loan, than if the self-storage mortgaged property were readily adaptable to other uses. In addition, because the cost to replace the improvements at a self-storage property is typically low, the insurable value of a self-storage property is often lower than the mortgage loan balance and in the event of a casualty when a borrower is not required to rebuild or cannot rebuild, insurance proceeds may be insufficient to pay the mortgage loan and there may be no “gap” insurance required to cover any shortfall. There is also risk because storage units are typically engaged for shorter time frames than traditional commercial leases for office or retail space.

Tenants at self-storage properties tend to require and receive privacy, anonymity and efficient access, each of which may heighten environmental and other risks related to such property as the borrower may be unaware of the contents in any self-storage unit. No environmental assessment of a self-storage mortgaged property included an inspection of the contents of the self-storage units at that mortgaged property, and there is no assurance that all of the units included in the self-storage mortgaged properties are free from hazardous substances or other pollutants or contaminants or will remain so in the future.

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Certain mortgage loans secured by self-storage properties may be affiliated with a franchise company through a franchise agreement. The performance of a self-storage property affiliated with a franchise company may be affected by the continued existence and financial strength of the franchisor, the public perception of a service mark, and the duration of the franchise agreement. The transferability of franchise license agreements is restricted. In the event of a foreclosure, the lender or its agent would not have the right to use the franchise license without the franchisor’s consent. In addition, certain self-storage properties may derive a material portion of revenue from business activities ancillary to self-storage such as truck rentals, parking fees and similar activities which require special use permits or other discretionary zoning approvals.

See “Description of the Mortgage Pool—Mortgage Pool Characteristics—Property Types—Self-Storage Properties”.]

[Data Centers Have Special Risks

The primary function of a data center is to provide a secure location for back-up data storage. Data centers are subject to similar risks as office buildings. The value of a data center will be affected by its telecommunications capacity, availability of sufficient power, and availability of support systems including environmental, temperature and hazard risk control, physical security, and redundant backup systems. As data centers contain sensitive and highly costly equipment and connections, they are subject to heightened risk in the event of fire, natural disaster or terrorism. In addition, data centers can be the subject of build-to-suit construction to specific user requirements. As such, if the lease with a data center user is terminated for any reason, the cost and time to adapt the space to other users’ specifications may be considerable. Further, data center properties may not be readily convertible (or convertible at all) to alternative uses if those properties were to become unprofitable, or if the leased spaces were to become vacant, for any reason. Moreover, such conversion to an alternate use may be accompanied by a decrease in rents at the related mortgaged property. See “—Office Properties Have Special Risks” and “—Some Mortgaged Properties May Not Be Readily Convertible to Alternative Uses”.]

[Parking Properties Have Special Risks]

[Certain of the mortgaged properties are comprised in whole or in part of, or contain, a parking lot or parking garage. The primary source of income for parking lots and garages is the rental fees charged for parking spaces (or in the case of a parking lot or parking garage leased in whole or part to a parking garage or parking lot operator, rents from such operating lease). Factors affecting the success of a parking lot or garage include:

●	the number of rentable parking spaces and rates charged;
●	the location of the lot or garage and, in particular, its proximity to places where large numbers of people work, shop or live or seek out entertainment or leisure activities;
●	the amount of alternative parking spaces in the area;
●	the availability of mass transit; and
●	the perceptions of the safety, convenience and services of the lot or garage.

Aspects of building site design and adaptability affect the value of a parking garage facility. Site characteristics that are valuable to a parking garage facility include location, clear ceiling heights, column spacing, zoning restrictions, number of spaces and overall functionality and accessibility.

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In addition, because of the unique construction requirements of many parking garages and because a parking lot is often vacant paved land without any structure, a vacant parking garage facility or parking lot may not be easily converted to other uses. See “—Some Mortgaged Properties May Not Be Readily Convertible to Alternative Uses”.

With respect to parking properties leased to a parking garage, parking lot operator or single tenant user, such leases generally provide the parking operator the right to terminate such leases upon various contingencies, which may include if there are specified reductions in gross receipts, or specified income targets are not met, if certain subleases of such parking properties are terminated or reduced, or upon a specified amount of capital expenditures to such properties being required in order to comply with applicable law, or other adverse events. There can be no assurance that the operating lessee of a parking property will not terminate its lease upon such an event.]

[Event Center Properties Have Special Risks]

[Certain mortgaged properties are used as event space. Mortgaged properties used as event space derive their income from one-time events and do not have long-term leases. Therefore, these properties may be sensitive to declines in general economic and business conditions. Demand for event space may be seasonal. Event center properties may also be subject to competition from other property types that provide similar services, such as hospitality properties or restaurants. In addition, mortgaged properties used as event space may not be readily convertible to alternative uses if these properties were to become unprofitable.]

[Healthcare-Related Properties Have Special Risks]

[In addition to the factors discussed in “—Risks of Commercial and Multifamily Lending Generally” and “—Multifamily Properties Have Special Risks” above, other factors may adversely affect the financial performance and value of healthcare-related properties that provide assisted living, memory care and/or independent living services.

Healthcare-related properties may receive a substantial portion of their revenues from government reimbursement programs, primarily Medicaid and Medicare. Medicaid and Medicare are subject to:

●	statutory and regulatory changes;
●	retroactive rate adjustments;
●	administrative rulings;
●	policy interpretations;
●	delays by fiscal intermediaries; and
●	government funding restrictions.

Providers of assisted living and other medical services are affected by the reimbursement policies of private insurers to the extent that providers are dependent on patients whose fees are reimbursed by such insurers. The foregoing can adversely affect revenues from the operation of a healthcare related property.

Providers of assisted living and other medical services are highly regulated by federal, state and local law. They are subject to numerous factors which can increase the cost of

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operation, limit growth and, in extreme cases, require or result in suspension or cessation of operations, including:

●	federal and state licensing requirements;
●	facility inspections;
●	rate setting;
●	reimbursement policies; and
●	laws relating to the adequacy of medical care, distribution of pharmaceuticals, use of equipment personnel operating policies and maintenance of and additions to facilities and services.

In the event of foreclosure, we cannot assure you that a lender or other purchaser in a foreclosure sale would be entitled to the rights under any required licenses and regulatory approvals. The lender or other purchaser (or an operator on its behalf) may have to apply in its own right for those licenses and approvals. We cannot assure you that a new license could be obtained or that a new approval would be granted.

Healthcare-related properties are generally special purpose properties that could not be readily converted to general residential, retail or office use. This will adversely affect their liquidation value. Furthermore, transfers of healthcare related properties may be subject to regulatory approvals under state and, in some cases, federal law that is not required for transfers of most other types of commercial properties.

We cannot assure you that any licensing requirements related to services provided at healthcare-related mortgaged properties will not adversely impact operations at or the value of the mortgaged properties or that any such licenses or permits will be renewed or kept in place.

See “Description of the Mortgage Pool—Mortgage Pool Characteristics—Property Types—Multifamily Properties”.]

[Industrial Properties Have Special Risks

In addition to the factors discussed in “—Risks of Commercial and Multifamily Lending Generally” and “—Performance of the Mortgage Loans Will Be Highly Dependent on the Performance of Tenants and Tenant Leases” above, other factors may adversely affect the financial performance and value of industrial properties, including:

●	the quality of tenants;
●	reduced demand for industrial space because of a decline in a particular industry segment;
●	the property becoming functionally obsolete;
●	building design and adaptability;
●	unavailability of labor sources;
●	changes in access, energy prices, strikes, relocation of highways, the construction of additional highways or other factors;
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●	changes in proximity of supply sources;
●	the expenses of converting a previously adapted space to general use; and
●	the location of the property.

Concerns about the quality of tenants, particularly major tenants, are similar in both office properties and industrial or logistics properties, although industrial or logistics properties may be more frequently dependent on a single or a very limited number of tenants.

Industrial properties may be adversely affected by reduced demand for industrial space occasioned by a decline in a particular industry segment in which the related tenant(s) conduct their businesses (for example, a decline in consumer demand for products sold by a tenant using the property as a distribution center). In addition, a particular industrial or warehouse property that suited the needs of its original tenant may be difficult to relet to another tenant or may become functionally obsolete relative to newer properties. Furthermore, lease terms with respect to industrial properties are generally for shorter periods of time and may result in a substantial percentage of leases expiring in the same year at any particular industrial property. In addition, mortgaged properties used for many industrial purposes are more prone to environmental concerns than other property types.

Aspects of building site design and adaptability affect the value of an industrial property. Site characteristics that are generally desirable to a warehouse/industrial property include high clear ceiling heights, wide column spacing, a large number of bays (loading docks) and large bay depths, divisibility, a layout that can accommodate large truck minimum turning radii and overall functionality and accessibility.

In addition, because of unique construction requirements of many industrial properties, any vacant industrial property space may not be easily converted to other uses. Thus, if the operation of any of the industrial properties becomes unprofitable due to competition, age of the improvements or other factors such that the borrower becomes unable to meet its obligations on the related mortgage loan, the liquidation value of that industrial property may be substantially less, relative to the amount owing on the related mortgage loan, than would be the case if the industrial property were readily adaptable to other uses.

Location is also important because an industrial property requires the availability of labor sources, proximity to supply sources and customers and accessibility to rail lines, major roadways and other distribution channels.

Further, certain of the industrial properties may have tenants that are subject to risks unique to their business, such as cold storage facilities. Cold storage facilities may have unique risks such as short lease terms due to seasonal use, making income potentially more volatile than for properties with longer term leases, and customized refrigeration design, rendering such facilities less readily convertible to alternative uses. Because of seasonal use, leases at such facilities are customarily for shorter terms, making income potentially more volatile than for properties with longer term leases. In addition, such facilities require customized refrigeration design, rendering them less readily convertible to alternative uses.

See “Description of the Mortgage Pool—Mortgage Pool Characteristics—Property Types—Industrial Properties”.]

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[Manufactured Housing Community Properties Have Special Risks

In addition to the factors discussed in “—Risks of Commercial and Multifamily Lending Generally” and “—Performance of the Mortgage Loans Will Be Highly Dependent on the Performance of Tenants and Tenant Leases” above, other factors may adversely affect the financial performance and value of manufactured housing community properties, including:

●	the number of competing residential developments in the local market, such as: other manufactured housing community properties apartment buildings and site built single family homes;
●	the physical attributes of the community, including its age and appearance;
●	the location of the manufactured housing property;
●	the presence and/or continued presence of sufficient manufactured homes at the manufactured housing property (manufactured homes are not generally part of the collateral for a mortgaged loan secured by a manufactured housing property; rather, the pads upon which manufactured homes are located are leased to the owners of such manufactured homes; manufactured homes may be moved from a manufactured housing property);
●	the type of services or amenities it provides;
●	any age restrictions;
●	the property’s reputation; and
●	state and local regulations, including rent control and rent stabilization.

The manufactured housing community properties have few improvements (which are highly specialized) and are “single purpose” properties that could not be readily converted to general residential, retail or office use. Thus, if the operation of any of the manufactured housing community properties becomes unprofitable due to competition, age of the improvements or other factors such that the borrower becomes unable to meet its obligations on the related mortgage loan, the liquidation value of that manufactured housing property may be substantially less, relative to the amount owing on the related mortgage loan, than would be the case if the manufactured housing community property were readily adaptable to other uses.

Some manufactured housing community properties are either recreational vehicle resorts or have a significant portion of the properties that are intended for short-term recreational vehicle hook-ups, and tenancy of these communities may vary significantly by season. This seasonality may cause periodic fluctuations in revenues, tenancy levels, rental rates and operating expenses for these properties.

Some of the manufactured housing community mortgaged properties securing the mortgage loans in the trust may have a material number of leased homes that are currently owned by the related borrower or an affiliate thereof and rented by the respective tenants like apartments. In circumstances where the leased homes are owned by an affiliate of the borrower, the related pads may, in some cases, be subject to a master lease with that affiliate. In such cases, the tenants will tend to be more transient and less tied to the property than if they owned their own home. Such leased homes do not, in all (or, possibly, in any) such cases, constitute collateral for the related mortgage loan. Some of the leased homes that are not collateral for the related mortgage loan are rented on a lease-to-own

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basis. In some cases, the borrower itself owns, leases, sells and/or finances the sale of homes, although generally the related income therefrom will be excluded for loan underwriting purposes. See also representation and warranty number [__] in Annex D-1 and the identified exceptions to that representation in Annex D-2. Some of the leased homes owned by a borrower or its affiliate may be financed and a default on that financing may materially adversely affect the performance of the manufactured housing community mortgaged property.

Certain of the manufactured housing community mortgaged properties may not be connected in their entirety to public water and/or sewer systems. In such cases, the borrower could incur a substantial expense if it were required to connect the property to such systems in the future. In addition, the use of well water enhances the likelihood that the property could be adversely affected by a recognized environmental condition that impacts soil and groundwater.

See “Description of the Mortgage Pool—Mortgage Pool Characteristics—Property Types—Manufactured Housing Community Properties”.]

[Mixed Use Properties Have Special Risks

Certain properties are mixed use properties. Such mortgaged property is subject to the risks relating to the property types described in “—Office Properties Have Special Risks”, “—Retail Properties Have Special Risks”, “—Hotel Properties Have Special Risks”, “—Multifamily Properties Have Special Risks”, “—Manufactured Housing Community Properties Have Special Risks”, “—Industrial Properties Have Special Risks”, “—Self-Storage Properties Have Special Risks”, “—Condominium Ownership May Limit Use and Improvements”, “—Leased Fee Properties Have Special Risks”. See Annex A-1 for the 5 largest tenants (by net rentable area leased) at the mixed use property. A mixed use property may be subject to additional risks, including the property manager’s inexperience in managing the different property types that comprise such mixed use property.

See “Description of the Mortgage Pool—Mortgage Pool Characteristics—Property Types—Mixed Use Properties”.]

[Condominium Ownership May Limit Use and Improvements

The management and operation of a condominium is generally controlled by a condominium board representing the owners of the individual condominium units, subject to the terms of the related condominium rules or by-laws. Generally, the consent of a majority of the board members is required for any actions of the condominium board and a unit owner’s ability to control decisions of the board are generally related to the number of units owned by such owner as a percentage of the total number of units in the condominium. In certain cases, the related borrower does not have a majority of votes on the condominium board, which result in the related borrower not having control of the related condominium or owners association.

The board of managers or directors of the related condominium generally has discretion to make decisions affecting the condominium, and we cannot assure you that the related borrower under a mortgage loan secured by one or more interests in that condominium will have any control over decisions made by the related board of managers or directors. Even if a borrower or its designated board members, either through control of the appointment and voting of sufficient members of the related condominium board or by virtue of other provisions in the related condominium documents, has consent rights over actions by the related condominium associations or owners, we cannot assure you that the related

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condominium board will not take actions that would materially adversely affect the related borrower’s unit. Thus, decisions made by that board of managers or directors, including regarding assessments to be paid by the unit owners, insurance to be maintained on the condominium and many other decisions affecting the maintenance of that condominium, may have a significant adverse impact on the related mortgage loans in the issuing entity that are secured by mortgaged properties consisting of such condominium interests. We cannot assure you that the related board of managers or directors will always act in the best interests of the related borrower under the related mortgage loans.

The condominium board is generally responsible for administration of the affairs of the condominium, including providing for maintenance and repair of common areas, adopting rules and regulations regarding common areas, and obtaining insurance and repairing and restoring the common areas of the property after a casualty. Notwithstanding the insurance and casualty provisions of the related mortgage loan documents, the condominium board may have the right to control the use of casualty proceeds.

In addition, the condominium board generally has the right to assess individual unit owners for their share of expenses related to the operation and maintenance of the common elements. In the event that an owner of another unit fails to pay its allocated assessments, the related borrower may be required to pay such assessments in order to properly maintain and operate the common elements of the property. Although the condominium board generally may obtain a lien against any unit owner for common expenses that are not paid, such lien generally is extinguished if a lender takes possession pursuant to a foreclosure. Each unit owner is responsible for maintenance of its respective unit and retains essential operational control over its unit.

In addition, due to the nature of condominiums, a default on the part of the borrower with respect to such mortgaged properties will not allow the special servicer the same flexibility in realizing on the collateral as is generally available with respect to commercial properties that are not condominium units. The rights of other unit or property owners, the documents governing the management of the condominium units and the state and local laws applicable to condominium units must be considered. In addition, in the event of a casualty with respect to a condominium, due to the possible existence of multiple loss payees on any insurance policy covering such property, there could be a delay in the allocation of related insurance proceeds, if any. Consequently, servicing and realizing upon the collateral described above could subject the certificateholders to a greater delay, expense and risk than with respect to a mortgage loan secured by a commercial property that is not a condominium unit.

Certain condominium declarations and/or local laws provide for the withdrawal of a property from a condominium structure under certain circumstances. For example, the New York Condominium Act provides for a withdrawal of the property from a condominium structure by vote of 80% of unit owners. If the condominium is terminated, the building will be subject to an action for partition by any unit owner or lienor as if owned in common. This could cause an early and unanticipated prepayment of the mortgage loan. We cannot assure you that the proceeds from partition would be sufficient to satisfy borrower’s obligations under the mortgage loan. See also “—Risks Related to Zoning Non-Compliance and Use Restrictions” for certain risks relating to use restrictions imposed pursuant to condominium declarations or other condominium documents especially in a situation where the mortgaged property does not represent the entire condominium building or the borrower does not control the condominium board.

[A condominium regime can also be established with respect to land only, as an alternative to land subdivision in those jurisdictions where it is so permitted. In such

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circumstances, the condominium board’s responsibilities are typically limited to matters such as landscaping and maintenance of common areas, including private roadways, while individual unit owners have responsibility for the buildings constructed on their respective land units. Likewise, in land condominium regimes, individual unit owners would typically have responsibility for property insurance, although the condominium board might maintain liability insurance for the common areas. Accordingly, while some attributes of a building condominium form are shared by a land condominium, the latter would have a more limited scope of board responsibilities and shared costs.]

See “Description of the Mortgage Pool—Mortgage Pool Characteristics—Condominium Interests”.]

Operation of a Mortgaged Property Depends on the Property Manager’s Performance

The successful operation of a real estate project depends upon the property manager’s performance and viability. If a property manager is not properly operating or managing a property, it could negatively impact the borrower’s cash flow and, consequently, its ability to pay its mortgage loan. The property manager is responsible for:

●	responding to changes in the local market;
●	planning and implementing the rental structure;
●	operating the property and providing building services;
●	managing operating expenses; and
●	assuring that maintenance and capital improvements are carried out in a timely fashion.

Properties deriving revenues primarily from short term sources, such as hotel guests or short term or month to month leases, are generally more management intensive than properties leased to creditworthy tenants under long term leases, and therefore are even more dependent on the property manager’s performance.

Certain of the mortgaged properties will be managed by affiliates of the related borrower. If a mortgage loan is in default or undergoing special servicing, such relationship could disrupt the management of the related mortgaged property, which may adversely affect cash flow. However, the related mortgage loans will generally permit, in the case of mortgaged properties managed by borrower affiliates, the lender to remove the related property manager upon the occurrence of an event of default under the related mortgage loan beyond applicable cure periods (or, in some cases, in the event of a foreclosure following such default), and in some cases a decline in cash flow below a specified level or the failure to satisfy some other specified performance trigger.

A property manager or borrower may also be subject to cyberattacks or other forms of security breaches, or similar events, as described under “—Cyberattacks or Other Security Breaches Could Have a Material Adverse Effect on the Business of the Transaction Parties” above.

We make no representation or warranty as to the skills of any present or future managers. In many cases, the property manager will be an affiliate of the borrower and may not manage properties for non-affiliates. Additionally, we cannot assure you that the property managers will be in a financial condition to fulfill their management responsibilities

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throughout the terms of their respective management agreements. Further, certain individuals involved in the management or general business development at certain mortgaged properties may engage in unlawful activities or otherwise exhibit poor business judgment that adversely affect operations and ultimately cash flow at such properties. See “—Risks Related to Conflicts of Interest—Other Potential Conflicts of Interest May Affect Your Investment”.

[Concentrations Based on Property Type, Geography, Related Borrowers and Other Factors May Have a Disproportionate Impact on the Performance of the Certificates

The effect of mortgage pool loan losses will be more severe if the losses relate to mortgage loans that account for a disproportionately large percentage of the pool’s aggregate principal balance. As mortgage loans pay down or properties are released, the remaining mortgage loans may face a higher risk with respect to the diversity of property types and property characteristics and with respect to the number of borrowers.

See the table entitled “Remaining Term to Maturity[/ARD] in Months” in Annex A-2 for a stratification of the remaining terms to maturity of the mortgage loans. Because principal on the certificates and/or trust components is payable in sequential order of payment priority, and a class or trust component receives principal only after the preceding class(es) or trust component(s) have been paid in full, classes or trust components that have a lower sequential priority are more likely to face these types of risk of concentration than classes or trust components with a higher sequential priority.

Several of the mortgage loans have cut-off date balances that are substantially higher than the average cut-off date balance. In general, concentrations in mortgage loans with larger-than-average balances can result in losses that are more severe, relative to the size of the mortgage loan pool, than would be the case if the aggregate balance of the mortgage loan pool were more evenly distributed.

A concentration of mortgage loans secured by the same mortgaged property types can increase the risk that a decline in a particular industry or business would have a disproportionately large impact on the pool of mortgage loans. Mortgaged property types representing more than 5.0% of the aggregate principal balance of the pool of mortgage loans as of the cut-off date (based on allocated loan amount) are [LIST APPLICABLE PROPERTY TYPES]. See “Description of the Mortgage Pool—Mortgage Pool Characteristics—Property Types” for information on the types of mortgaged properties securing the mortgage loans in the mortgage pool.

Repayments by borrowers and the market value of the related mortgaged properties could be affected by economic conditions generally or specific to particular geographic areas or regions of the United States, and concentrations of mortgaged properties in particular geographic areas may increase the risk that conditions in the real estate market where the mortgaged property is located, or other adverse economic or other developments or natural disasters (e.g., earthquakes, floods, forest fires, tornadoes or hurricanes or changes in governmental rules or fiscal policies) affecting a particular region of the country, could increase the frequency and severity of losses on mortgage loans secured by those mortgaged properties.

Mortgaged properties securing more than 5.0% of the aggregate principal balance of the pool of mortgage loans as of the cut-off date (based on allocated loan amount) are located in [LIST STATES OR OTHER JURISDICTIONS]. See “Description of the Mortgage Pool—Mortgage Pool Characteristics—Geographic Concentrations”.

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Some of the mortgaged properties are located in areas that, based on low population density, poor economic demographics (such as higher than average unemployment rates, lower than average annual household income and/or overall loss of jobs) and/or negative trends in such regards, would be considered secondary or tertiary markets.

A concentration of mortgage loans with the same borrower or related borrowers also can pose increased risks:

●	if a borrower that owns or controls several mortgaged properties (whether or not all of them secure mortgage loans in the mortgage pool) experiences financial difficulty at one mortgaged property, it could defer maintenance at another mortgaged property in order to satisfy current expenses with respect to the first mortgaged property;
●	a borrower could also attempt to avert foreclosure by filing a bankruptcy petition that might have the effect of interrupting debt service payments on the mortgage loans in the mortgage pool secured by that borrower’s mortgaged properties (subject to the master servicer’s and the trustee’s obligation to make advances for monthly payments) for an indefinite period; and
●	mortgaged properties owned by the same borrower or related borrowers are likely to have common management, common general partners and/or common managing members increasing the risk that financial or other difficulties experienced by such related parties could have a greater impact on the pool of mortgage loans. See “—A Bankruptcy Proceeding May Result in Losses and Delays in Realizing on the Mortgage Loans” below.

See “Description of the Mortgage Pool—Mortgage Pool Characteristics” for information on the composition of the mortgage pool by property type and geographic distribution and loan concentration.]

[Adverse Environmental Conditions at or Near Mortgaged Properties May Result in Costs and Expenses that Could Adversely Affect the Performance of the Certificates

The issuing entity could become liable for a material adverse environmental condition at an underlying mortgaged property. Any such potential liability could reduce or delay payments on the offered certificates.

Each of the mortgaged properties was either (i) subject to environmental site assessments prior to the time of origination of the related mortgage loan (or, in certain limited cases, after origination) including Phase I environmental site assessments or updates of previously performed Phase I environmental site assessments, or (ii) subject to a secured creditor environmental insurance policy or other environmental insurance policy. See “Description of the Mortgage Pool—Environmental Considerations”.

We cannot assure you that the environmental assessments revealed all existing or potential environmental risks or that all adverse environmental conditions have been or will be completely abated or remediated or that any reserves, insurance or operations and maintenance plans will be sufficient to remediate the environmental conditions. Moreover, we cannot assure you that:

●	future laws, ordinances or regulations will not impose any material environmental liability; or
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●	the current environmental condition of the mortgaged properties will not be adversely affected by tenants or by the condition of land or operations in the vicinity of the mortgaged properties (such as underground storage tanks).

We cannot assure you that with respect to any mortgaged property that any remediation plan or any projected remedial costs or time is accurate or sufficient to complete the remediation objectives, or that no additional contamination requiring environmental investigation or remediation will not be discovered on any mortgaged property. Likewise, all environmental policies naming the lender as named insured cover certain risks or events specifically identified in the policy, but the coverage is limited by its terms, conditions, limitations and exclusions, and does not purport to cover all environmental conditions whatsoever affecting the applicable mortgaged property, and we cannot assure you that any environmental conditions currently known, suspected, or unknown and discovered in the future will be covered by the terms of the policy.

Before the trustee, the special servicer or the master servicer, as applicable, acquires title to a mortgaged property on behalf of the issuing entity or assumes operation of the property, it will be required to obtain an environmental assessment of such mortgaged property, or rely on a recent environmental assessment. This requirement is intended to mitigate the risk that the issuing entity will become liable under any environmental law. There is accordingly some risk that the mortgaged property will decline in value while this assessment is being obtained or remedial action is being taken. Moreover, we cannot assure you that this requirement will effectively insulate the issuing entity from potential liability under environmental laws. Any such potential liability could reduce or delay distributions to certificateholders.

See “Description of the Mortgage Pool—Environmental Considerations” for additional information on environmental conditions at mortgaged properties securing certain mortgage loans in the issuing entity. See also representation and warranty number [__] in Annex D-1 and the identified exceptions to that representation in Annex D-2.

See “Transaction Parties—The Sponsors and Mortgage Loan Sellers[—Natixis Real Estate Capital LLC—NREC’s Underwriting Standards] [and] [—Natixis, New York Branch—Natixis, New York Branch’s Underwriting Standards]”, “—[__________]”, “Pooling and Servicing Agreement—Realization Upon Mortgage Loans” and “Certain Legal Aspects of Mortgage Loans”.]

See “Certain Legal Aspects of Mortgage Loans—Environmental Considerations”.

[Risks Related to Redevelopment, Expansion and Renovation at Mortgaged Properties

Certain of the mortgaged properties are properties which are currently undergoing or, in the future, are expected to undergo redevelopment, expansion or renovation. To the extent applicable, we cannot assure you that any escrow or reserve collected, if any, will be sufficient to complete the current renovation or be otherwise sufficient to satisfy any tenant improvement expenses at a mortgaged property. Failure to complete those planned improvements may have a material adverse effect on the cash flow at the mortgaged property and the related borrower’s ability to meet its payment obligations under the mortgage loan documents.

[Certain of the hotel properties securing the mortgage loans are currently undergoing or are scheduled to undergo renovations or property improvement plans (“PIPs”). In some circumstances, these renovations or PIPs may necessitate taking a portion of the available

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guest rooms temporarily offline, temporarily decreasing the number of available rooms and the revenue generating capacity of the related hotel property. In other cases, these renovations may involve renovations of common spaces or external features of the related hotel property, which may cause disruptions or otherwise decrease the attractiveness of the related hotel property to potential guests. These PIPs may be required under the related franchise or management agreement and a failure to timely complete them may result in a termination or expiration of a franchise or management agreement and may be an event of default under the related mortgage loan.]

[Certain of the retail properties securing the mortgage loans are currently undergoing or are scheduled to undergo renovations or property expansions. Such renovations or expansions may be required under tenant leases and a failure to timely complete such renovations or expansions may result in a termination of such lease and may have a material adverse effect on the cash flow at the mortgaged property and the related borrower’s ability to meet its payment obligations under the mortgage loan documents.]

We cannot assure you that current or planned redevelopment, expansion or renovation will be completed at all, that such redevelopment, expansion or renovation will be completed in the time frame contemplated, or that, when and if such redevelopment, expansion or renovation is completed, such redevelopment, expansion or renovation will improve the operations at, or increase the value of, the related mortgaged property. Failure of any of the foregoing to occur could have a material negative impact on the related mortgaged property, which could affect the ability of the related borrower to repay the related mortgage loan.

In the event the related borrower fails to pay the costs for work completed or material delivered in connection with such ongoing redevelopment, expansion or renovation, the portion of the mortgaged property on which there are renovations may be subject to mechanic’s or materialmen’s liens that may be senior to the lien of the related mortgage loan.

The existence of construction or renovation at a mortgaged property may take rental units or rooms or leasable space “off-line” or otherwise make space unavailable for rental, impair access or traffic at or near the mortgaged property, or, in general, make that mortgaged property less attractive to tenants or their customers, and accordingly could have a negative effect on net operating income. In addition, any such construction or renovation at a mortgaged property may temporarily interfere with the use and operation of any portion of such mortgaged property. See “Description of the Mortgage Pool—Redevelopment, Renovation and Expansion” for information regarding mortgaged properties which are currently undergoing or, in the future, are expected to undergo redevelopment, expansion or renovation. See also Annex A-3 for additional information on redevelopment, renovation and expansion at the mortgaged properties securing the [15] largest mortgage loans.]

[Some Mortgaged Properties May Not Be Readily Convertible to Alternative Uses

Certain mortgaged properties securing the mortgage loans may have specialty use tenants and may not be readily convertible (or convertible at all) to alternative uses if those properties were to become unprofitable for any reason, which could adversely affect the recovery value of the underlying mortgaged property in the event of a foreclosure.

For example, retail, mixed-use or office properties may have theater tenants. Properties with theater tenants are exposed to certain unique risks. Aspects of building site design and

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adaptability affect the value of a theater. In addition, decreasing attendance at a theater could adversely affect revenue of the theater, which may, in turn, cause the tenant to experience financial difficulties, resulting in downgrades in their credit ratings and, in certain cases, bankruptcy filings. In addition, because of unique construction requirements of theaters, any vacant theater space would not easily be converted to other uses.

Retail, mixed-use or office properties may also have health clubs as tenants. Several factors may adversely affect the value and successful operation of a health club, including:

●	the physical attributes of the health club (e.g., its age, appearance and layout);
●	the reputation, safety, convenience and attractiveness of the property to users;
●	management’s ability to control membership growth and attrition;
●	competition in the tenant’s marketplace from other health clubs and alternatives to health clubs; and
●	adverse changes in economic and social conditions and demographic changes (e.g., population decreases or changes in average age or income), which may result in decreased demand.

In addition, there may be significant costs associated with changing consumer preferences (e.g., multipurpose clubs from single-purpose clubs or varieties of equipment, classes, services and amenities). In addition, health clubs may not be readily convertible to alternative uses if those properties were to become unprofitable for any reason. The liquidation value of any such health club consequently may be less than would be the case if the property were readily adaptable to changing consumer preferences for other uses.

Certain retail, mixed use or office properties may be partially comprised of a parking garage. Parking garages and parking lots present risks not associated with other properties. The primary source of income for parking lots and garages is the rental fees charged for parking spaces.

Factors affecting the success of a parking lot or garage include:

●	the number of rentable parking spaces and rates charged;
●	the location of the lot or garage and, in particular, its proximity to places where large numbers of people work, shop or live;
●	the amount of alternative parking spaces in the area;
●	the availability of mass transit; and
●	the perceptions of the safety, convenience and services of the lot or garage.

Aspects of building site design and adaptability affect the value of a parking garage facility. Site characteristics that are valuable to a parking garage facility include location, clear ceiling heights, column spacing, zoning restrictions, number of spaces and overall functionality and accessibility.

In addition, because of the unique construction requirements of many parking garages and because a parking lot is often vacant paved land without any structure, a vacant parking garage facility or parking lot may not be easily converted to other uses.]

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Mortgaged properties may have other specialty use tenants, such as medical and dental offices, gas stations, data centers, urgent care facilities, daycare centers and/or restaurants, as part of the mortgaged property.

In the case of specialty use tenants such as restaurants and theaters, because of unique construction requirements of such properties, any vacant space would not be converted to other uses. Aspects of building site design and adaptability affect the value of such properties and other retailers at the mortgaged property. Decreasing patronage at such properties could adversely affect revenue of the property, which may, in turn, cause the tenants to experience financial difficulties, resulting in downgrades in their credit ratings, lease defaults and, in certain cases, bankruptcy filings. See “—Tenant Bankruptcy Could Result in a Rejection of the Related Lease” above. Receipts at such properties are also affected not only by objective factors but by subjective factors. For instance, restaurant receipts are affected by such varied influences as the current personal income levels in the community, an individual consumer’s preference for type of food, style of dining and restaurant atmosphere, the perceived popularity of the restaurant, food safety concerns related to personal health with the handling of food items at the restaurant or by food suppliers and the actions and/or behaviors of staff and management and level of service to the customers. In addition, because of unique construction requirements of such properties, any vacant space would not easily be converted to other uses.

Mortgaged properties with specialty use tenants may not be readily convertible (or convertible at all) to alternative uses if those properties were to become unprofitable, or the leased spaces were to become vacant, for any reason due to their unique construction requirements. In addition, converting commercial properties to alternate uses generally requires substantial capital expenditures and could result in a significant adverse effect on, or interruption of, the revenues generated by such properties.

In addition, a mortgaged property may not be readily convertible due to restrictive covenants related to such mortgaged property, including in the case of mortgaged properties that are subject to a condominium regime, the use and other restrictions imposed by the condominium declaration and other related documents, especially in a situation where a mortgaged property does not represent the entire condominium regime and/or control the condominium board. See “—Condominium Ownership May Limit Use and Improvements” above.

Some of the mortgaged properties may be part of tax-reduction programs that apply only if the mortgaged properties are used for certain purposes. Such properties may be restricted from being converted to alternative uses because of such restrictions.

Some of the mortgaged properties have government tenants or other tenants which may have space that was “built to suit” that particular tenant’s uses and needs. For example, a government tenant may require enhanced security features that required additional construction or renovation costs and for which the related tenant may pay above market rent. However, such enhanced features may not be necessary for a new tenant (and such new tenant may not be willing to pay the higher rent associated with such features). While a government office building or government leased space may be usable as a regular office building or tenant space, the rents that may be collected in the event the government tenant terminates or does not renew its lease may be significantly lower than the rent currently collected.

Additionally, zoning, historical preservation or other restrictions also may prevent alternative uses. See “—Risks Related to Zoning Non-Compliance and Use Restrictions” below.

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[Cold Storage Properties May Not Be Readily Convertible to Alternative Uses

Cold storage facilities require customized refrigeration design, rendering them less readily convertible to alternative uses. Such facilities may have unique risks such as short lease terms due to seasonal use, making income potentially more volatile than for properties with longer term leases. Because of seasonal use, leases at such facilities are customarily for shorter terms, making income potentially more volatile than for properties with longer term leases.]

[Risks Related to Zoning Non-Compliance and Use Restrictions

Certain of the mortgaged properties may not comply with current zoning laws, including density, use, parking, height, landscaping, open space and set back requirements, due to changes in zoning requirements after such mortgaged properties were constructed. These properties, as well as those for which variances or special permits were issued or for which non-conformity with current zoning laws is otherwise permitted, are considered to be a “legal non-conforming use” and/or the improvements are considered to be “legal non-conforming structures”. This means that the borrower is not required to alter its structure to comply with the existing or new law; however, the borrower may not be able to rebuild the premises “as-is” in the event of a substantial casualty loss. This may adversely affect the cash flow of the property following the loss. If a substantial casualty were to occur, we cannot assure you that insurance proceeds would be available to pay the mortgage loan in full. In addition, if a non-conforming use were to be discontinued and/or the property were repaired or restored in conformity with the current law, the value of the property or the revenue-producing potential of the property may not be equal to that before the casualty.

[In some cases, the related borrower has obtained law and ordinance insurance to cover additional costs that result from rebuilding the mortgaged property in accordance with current zoning requirements, including, within the policy’s limitations, demolition costs, increased costs of construction due to code compliance and loss of value to undamaged improvements resulting from the application of zoning laws. However, if as a result of the applicable zoning laws the rebuilt improvements are smaller or less attractive to tenants than the original improvements, you should not assume that the resulting loss in income will be covered by law and ordinance insurance. Zoning protection insurance, if obtained, will generally reimburse the lender for the difference between (i) the mortgage loan balance on the date of damage loss to the mortgaged property from an insured peril and (ii) the total insurance proceeds at the time of the damage to the mortgaged property if such mortgaged property cannot be rebuilt to its former use due to new zoning ordinances.]

The limited availability of zoning information and/or extent of zoning diligence may also present risks. Zoning information contained in appraisals or zoning reports may be based on limited investigation, and zoning comfort letters obtained from the governing municipality based on the related property’s location, while based on available records, do not customarily involve any contemporaneous site inspection. The extent of zoning diligence will also be determined based on perceived risk and the cost and benefit of obtaining additional information. Even if law and ordinance insurance is required to mitigate rebuilding-related risks, we cannot assure you that other risks related to material zoning violations will have been identified under such circumstances, and that appropriate borrower covenants or other structural mitigants will have been required in the related mortgage loan documents as a result.

Certain of the mortgaged properties that do not conform to current zoning laws may not be “legal non-conforming uses” or “legal non-conforming structures”, thus constituting a zoning violation. The failure of a mortgaged property to comply with zoning laws or to be a

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“legal non-conforming use” or “legal non-conforming structure” may adversely affect the market value of the mortgaged property or the borrower’s ability to continue to use it in the manner it is currently being used or may necessitate material additional expenditures to remedy non-conformities. In some cases, the related borrower has obtained law and ordinance insurance to cover additional costs that result from rebuilding the mortgaged property in accordance with current zoning requirements. However, if as a result of the applicable zoning laws the rebuilt improvements are smaller or less attractive to tenants than the original improvements, the resulting loss in income will generally not be covered by law and ordinance insurance. Zoning protection insurance will generally reimburse the lender for the difference between (i) the mortgage loan balance on the date of damage loss to the mortgaged property from an insured peril and (ii) the total insurance proceeds at the time of the damage to the mortgaged property if such mortgaged property cannot be rebuilt to its former use due to new zoning ordinances.

Certain of the mortgaged properties may be subject to certain use restrictions and/or operational requirements imposed pursuant to development agreements, ground leases, restrictive covenants, reciprocal easement agreements or operating agreements or historical landmark designations or, in the case of those mortgaged properties that are condominiums, condominium declarations or other condominium use restrictions or regulations, especially in a situation where the mortgaged property does not represent the entire condominium building. Such use restrictions could include, for example, limitations on the character of the improvements or the properties, limitations affecting noise and parking requirements, among other things, and limitations on the borrowers’ right to operate certain types of facilities within a prescribed radius. These limitations impose upon the borrower stricter requirements with respect to repairs and alterations, including following a casualty loss. These limitations could adversely affect the ability of the related borrower to lease the mortgaged property on favorable terms, thus adversely affecting the borrower’s ability to fulfill its obligations under the related mortgage loan. In addition, any alteration, reconstruction, demolition, or new construction affecting a mortgaged property designated a historical landmark may require prior approval. Any such approval process, even if successful, could delay any redevelopment or alteration of a related property. The liquidation value of such property, to the extent subject to limitations of the kind described above or other limitations on convertibility of use, may be substantially less than would be the case if such property was readily adaptable to other uses or redevelopment. See “Description of the Mortgage Pool—Use Restrictions” for examples of mortgaged properties that are subject to restrictions relating to the use of the mortgaged properties.]

[Additionally, some of the mortgaged properties may have current or past tenants that handle or have handled hazardous materials and, in some cases, related contamination at some of the mortgaged properties was previously investigated and, as warranted, remediated with regulatory closure, the conditions of which in some cases may include restrictions against any future redevelopment for residential use or other land use restrictions. See “Description of the Mortgage Pool—Mortgage Pool Characteristics—Environmental Considerations” for additional information on environmental conditions at mortgaged properties securing certain mortgage loans in the issuing entity. See also representation and warranty no. [__] in Annex D-1 and any exceptions thereto in Annex D-2 (subject to the limitations and qualifications set forth in the preamble to Annex D-1).]

Risks Relating to Inspections of Properties

Licensed engineers or consultants inspected the mortgaged properties at or about the time of the origination of the mortgage loans to assess items such as structural integrity of the buildings and other improvements on the mortgaged property, including exterior walls, roofing, interior construction, mechanical and electrical systems and general condition of the

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site, buildings and other improvements. However, we cannot assure you that all conditions requiring repair or replacement were identified. No additional property inspections were conducted in connection with the issuance of the offered certificates.

Climate Change May Directly or Indirectly Have an Adverse Effect on the Mortgage Pool

Climate change and legal, technological and political developments related to climate change could have an adverse effect on the underlying mortgaged properties and borrowers and consequently on an investment in the offered certificates. Such developments include the adoption of local laws or regulations designed to improve energy efficiency or reduce greenhouse gas emissions that have been linked to climate change, which could require borrowers to incur significant costs to retrofit the related properties to comply or subject the borrowers to fines.

For example, with respect to any of the underlying mortgage loans secured by mortgaged properties located in New York City, the related borrowers may face fines or retrofitting costs related to compliance with New York City Local Law 97 of 2019 (“Local Law 97”). Local Law 97 generally requires, with some exceptions, that (i) buildings that exceed 25,000 gross square feet, (ii) two or more buildings on the same tax lot that together exceed 50,000 square feet and (iii) two or more buildings owned by a condominium association that are governed by the same board of managers and that together exceed 50,000 square feet meet new energy efficiency and greenhouse gas emissions limits by 2024, with stricter limits coming into effect in 2030. Noncompliant building owners may face fines starting in 2025, unless they are able to bring their building into timely compliance by retrofitting their buildings. We cannot assure you that fines or retrofitting costs as a result of Local Law 97 will not adversely affect the future net operating income at any of the mortgaged properties located in New York City.

Also, properties that are less energy efficient or that produce higher greenhouse gas emissions may be at a competitive disadvantage to more efficient or cleaner properties in attracting potential tenants.

Similarly, tenants at certain properties may be in, or may be dependent upon, industries, such as oil and gas, that are or may become subject to heightened regulation due to climate change or the development of competing “green” technologies, which may have a material adverse effect on such tenants and lead to, among other things, vacancies or tenant bankruptcies at certain mortgaged properties.

Climate change may also have other effects, such as increasing the likelihood of extreme weather and natural disasters in certain geographic areas. See “—Concentrations Based on Property Type, Geography, Related Borrowers and Other Factors May Disproportionately Increase Losses”.

We cannot assure you that any retrofitting of properties to comply with new laws or regulations or any change in tenant mix due to the characteristics of the mortgaged property will improve the operations at, or increase the value of, the related mortgaged property. However, failure to comply with any required retrofitting or a concentration of tenants in industries subject to heightened regulation or “green” competition could have a material negative impact on the related mortgaged property, which could affect the ability of the related borrower to repay the related mortgage loan.

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Insurance May Not Be Available or Adequate

Although the mortgaged properties are required to be insured, or self-insured by a sole tenant of a related building or group of buildings, against certain risks, there is a possibility of casualty loss with respect to the mortgaged properties for which insurance proceeds may not be adequate or which may result from risks not covered by insurance. [In addition, the cost of insurance has increased in certain jurisdictions and, as a result, some borrowers may have difficulty in obtaining appropriate insurance or maintaining insurance coverage at the related mortgaged properties. The cost of force-placed insurance, correspondingly, may be prohibitively high to provide sufficient coverage for a mortgaged property. The additional cost of force-placed insurance or insurance required to be maintained on any REO properties may adversely impact the operation at the mortgaged property and/or reduce liquidation proceeds from any REO properties.]

In addition, certain types of mortgaged properties, such as manufactured housing and recreational vehicle communities, have few or no insurable buildings or improvements and thus do not have casualty insurance or low limits of casualty insurance in comparison with the related mortgage loan balances.

In addition, hazard insurance policies will typically contain co-insurance clauses that in effect require an insured at all times to carry insurance of a specified percentage, generally 80% to 90%, of the full replacement value of the improvements on the related mortgaged property in order to recover the full amount of any partial loss. As a result, even if insurance coverage is maintained, if the insured’s coverage falls below this specified percentage, those clauses generally provide that the insurer’s liability in the event of partial loss does not exceed the lesser of (1) the replacement cost of the improvements less physical depreciation and (2) that proportion of the loss as the amount of insurance carried bears to the specified percentage of the full replacement cost of those improvements.

[As a result of the higher cost of hazard insurance policies, certain borrowers may have obtained insurance policies with relatively high deductibles. In the event a borrower makes a claim under its policies, the relatively high out of pocket cost associated with higher deductibles may adversely impact the cash flow at the related mortgaged property. See representation and warranty number [__] in Annex D-1 and the identified exceptions to those representations and warranties in Annex D-2.]

Certain of the mortgaged properties may be located in areas that are considered a high earthquake risk (seismic zones 3 or 4). See “Description of the Mortgage Pool—Mortgage Pool Characteristics—Geographic Concentrations”.

Furthermore, with respect to certain mortgage loans, the insurable value of the related mortgaged property as of the origination date of the related mortgage loan was lower than the principal balance of the related mortgage loan. In the event of a casualty when a borrower is not required to rebuild or cannot rebuild, we cannot assure you that the insurance required with respect to the related mortgaged property will be sufficient to pay the related mortgage loan in full and there is no “gap” insurance required under such mortgage loan to cover any difference. In those circumstances, a casualty that occurs near the maturity date may result in an extension of the maturity date of the mortgage loan if the special servicer, in accordance with the servicing standard, determines that such extension was in the best interest of certificateholders.

The mortgage loans do not all require flood insurance on the related mortgaged properties unless they are in a flood zone and flood insurance is available and, in certain

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instances, even where the related mortgaged property was in a flood zone and flood insurance was available, flood insurance was not required.

The National Flood Insurance Program is scheduled to expire on [September 30, 2026]. We cannot assure you if or when the program will be reauthorized by Congress. If the program is not reauthorized, it could have an adverse effect on the value of properties in flood zones or their ability to be repaired after flood damage.

We cannot assure you that the borrowers will in the future be able to comply with requirements to maintain adequate insurance with respect to the mortgaged properties, and any uninsured loss could have a material adverse impact on the amount available to make payments on the related mortgage loan, and consequently, the offered certificates. As with all real estate, if reconstruction (for example, following fire or other casualty) or any major repair or improvement is required to the damaged property, changes in laws and governmental regulations may be applicable and may materially affect the cost to, or ability of, the borrowers to effect such reconstruction, major repair or improvement. As a result, the amount realized with respect to the mortgaged properties, and the amount available to make payments on the related mortgage loan, and consequently, the offered certificates, could be reduced. In addition, we cannot assure you that the amount of insurance required or provided would be sufficient to cover damages caused by any casualty, or that such insurance will be available in the future at commercially reasonable rates. See representation and warranty number [__] on Annex D-1 and the exceptions thereto on Annex D-2 (subject to the limitations and qualifications set forth in the preamble to Annex D-1).

Inadequacy of Title Insurers May Adversely Affect Distributions on Your Certificates

Title insurance for a mortgaged property generally insures a lender against risks relating to a lender not having a first lien with respect to a mortgaged property, and in some cases can insure a lender against specific other risks. The protection afforded by title insurance depends on the ability of the title insurer to pay claims made upon it. We cannot assure you that with respect to any mortgage loan:

●	a title insurer will have the ability to pay title insurance claims made upon it;
●	the title insurer will maintain its present financial strength; or
●	a title insurer will not contest claims made upon it.

[Certain of the mortgaged properties are either completing initial construction or undergoing renovation or redevelopment. Under such circumstances, there may be limitations to the amount of coverage or other exceptions to coverage that could adversely affect the issuing entity if losses are suffered.]

Terrorism Insurance May Not Be Available for All Mortgaged Properties

The occurrence or the possibility of terrorist attacks could (1) lead to damage to one or more of the mortgaged properties if any terrorist attacks occur or (2) result in higher costs for security and insurance premiums or diminish the availability of insurance coverage for losses related to terrorist attacks, particularly for large properties, which could adversely affect the cash flow at those mortgaged properties.

After the September 11, 2001 terrorist attacks in New York City and the Washington, D.C. area, all forms of insurance were impacted, particularly from a cost and availability

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perspective, including comprehensive general liability and business interruption or rent loss insurance policies required by typical mortgage loans. To give time for private markets to develop a pricing mechanism for terrorism risk and to build capacity to absorb future losses that may occur due to terrorism, the Terrorism Risk Insurance Act of 2002 (as amended, “TRIA”) was enacted on November 26, 2002, establishing the Terrorism Insurance Program. The Terrorism Insurance Program was reauthorized on December 20, 2019 through December 31, 2027 pursuant to the Terrorism Risk Insurance Program Reauthorization Act of 2019.

The Terrorism Insurance Program requires insurance carriers to provide terrorism coverage in their basic “all-risk” policies. Any commercial property and casualty terrorism insurance exclusion that was in force on November 26, 2002 is automatically void to the extent that it excluded losses that would otherwise be insured losses. Any state approval of those types of exclusions in force on November 26, 2002 is also void.

Under the Terrorism Insurance Program, the federal government shares in the risk of losses occurring within the United States resulting from acts committed in an effort to influence or coerce United States civilians or the United States government. The federal share of compensation for insured losses of an insurer equals 80% of the portion of such insured losses that exceed a deductible equal to 20% of the value of the insurer’s direct earned premiums over the calendar year immediately preceding that program year. Federal compensation in any program year is capped at $100 billion (with insurers being liable for any amount that exceeds such cap), and no compensation is payable with respect to a terrorist act unless the aggregate industry losses relating to such act exceed $200 million. The Terrorism Insurance Program does not cover nuclear, biological, chemical or radiological attacks. Unless a borrower obtains separate coverage for events that do not meet the thresholds or other requirements above, such events will not be covered.

If the Terrorism Insurance Program is not reenacted after its expiration in 2027, premiums for terrorism insurance coverage will likely increase and the terms of such insurance policies may be materially amended to increase stated exclusions or to otherwise effectively decrease the scope of coverage available (perhaps to the point where it is effectively not available). In addition, to the extent that any insurance policies contain “sunset clauses” (i.e., clauses that void terrorism coverage if the federal insurance backstop program is not renewed), such policies may cease to provide terrorism insurance upon the expiration of the Terrorism Insurance Program. We cannot assure you that the Terrorism Insurance Program or any successor program will create any long term changes in the availability and cost of such insurance. Moreover, future legislation, including regulations expected to be adopted by the Treasury Department pursuant to TRIA, may have a material effect on the availability of federal assistance in the terrorism insurance market. To the extent that uninsured or underinsured casualty losses occur with respect to the related mortgaged properties, losses on the mortgage loans may result. In addition, the failure to maintain such terrorism insurance may constitute a default under the related mortgage loan.

Some of the mortgage loans do not require the related borrower to maintain terrorism insurance. In addition, most of the mortgage loans contain limitations on the related borrower’s obligation to obtain terrorism insurance, such as (i) waiving the requirement that such borrower maintain terrorism insurance if such insurance is not available at commercially reasonable rates, (ii) providing that the related borrower is not required to spend in excess of a specified dollar amount (or in some cases, a specified multiple of what is spent on other insurance) in order to obtain such terrorism insurance, (iii) requiring coverage only for as long as the TRIA is in effect, or (iv) requiring coverage only for losses arising from domestic acts of terrorism or from terrorist acts certified by the federal

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government as “acts of terrorism” under the TRIA. See Annex A-3 to this prospectus for a summary of the terrorism insurance requirements under each of the 15 largest mortgage loans. See representation and warranty number [__] on Annex D-1 to this prospectus and the exceptions thereto on Annex D-2 to this prospectus (subject to the limitations and qualifications set forth in the preamble to Annex D-1 to this prospectus).

We cannot assure you that all of the mortgaged properties will be insured against the risks of terrorism and similar acts. As a result of any of the foregoing, the amount available to make distributions on your certificates could be reduced.

Other mortgaged properties securing mortgage loans may also be insured under a blanket policy or self-insured or insured by a sole tenant. See “—Risks Associated with Blanket Insurance Policies or Self-Insurance” below.

Risks Associated with Blanket Insurance Policies or Self-Insurance

Certain of the mortgaged properties are covered by blanket insurance policies, which also cover other properties of the related borrower or its affiliates (including certain properties in close proximity to the mortgaged properties). In the event that such policies are drawn on to cover losses on such other properties, the amount of insurance coverage available under such policies would thereby be reduced and could be insufficient to cover each mortgaged property’s insurable risks.

Additionally, if the mortgage loans that allow coverage under blanket insurance policies are part of a group of mortgage loans with related borrowers, then all of the related mortgaged properties may be covered under the same blanket policy, which may also cover other properties owned by affiliates of such borrowers.

[Certain mortgaged properties may also be insured or self-insured by a sole or significant tenant, as further described under “Description of the Mortgage Pool—Tenant Issues—” and “—Insurance Considerations”. We cannot assure you that any insurance obtained by a sole or significant tenant will be adequate or that such sole or significant tenant will comply with any requirements to maintain adequate insurance. Additionally, to the extent that insurance coverage relies on self-insurance, there is a risk that the “insurer” will not be willing or have the financial ability to satisfy a claim if a loss occurs. See representation and warranty nos. [__] and [__] on Annex D-1 and the exceptions thereto on Annex D-2 (subject to the limitations and qualifications set forth in the preamble to Annex D-1).]

Condemnation of a Mortgaged Property May Adversely Affect Distributions on Certificates

From time to time, there may be condemnations pending or threatened against one or more of the mortgaged properties securing the mortgage loans. The proceeds payable in connection with a total condemnation may not be sufficient to restore the related mortgaged property or to satisfy the remaining indebtedness of the related mortgage loan. The occurrence of a partial condemnation may have a material adverse effect on the continued use of, or income generated by, the affected mortgaged property. Therefore, we cannot assure you that the occurrence of any condemnation will not have a negative impact upon distributions on your offered certificates.

Limited Information Causes Uncertainty

Historical Information.Some of the mortgage loans that we intend to include in the issuing entity are secured in whole or in part by mortgaged properties for which limited or

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no historical operating information is available. As a result, you may find it difficult to analyze the historical performance of those mortgaged properties.

A mortgaged property may lack prior operating history or historical financial information because it is newly constructed or renovated, it is a recent acquisition by the related borrower or it is a single-tenant property that is subject to a triple net lease. In addition, a tenant’s lease may contain confidentiality provisions that restrict the sponsors’ access to or disclosure of such tenant’s financial information. The underwritten net cash flows and underwritten net operating income for such mortgaged properties are derived principally from current rent rolls or tenant leases and historical expenses, adjusted to account for, among other things, inflation, rent steps, significant occupancy increases and/or a market rate management fee. In some cases, underwritten net cash flows and underwritten net operating income for mortgaged properties are based all or in part on leases (or letters of intent) that are not yet in place (and may still be under negotiation) or on tenants that may have signed a lease (or letter of intent), or lease amendment expanding the leased space, but are not yet in occupancy and/or paying rent, which present certain risks described in “—Underwritten Net Cash Flow Could Be Based On Incorrect or Flawed Assumptions” below and “Description of the Mortgage Pool—Certain Calculations and Definitions” and “—Mortgage Pool Characteristics—Mortgaged Properties with Limited Prior Operating History” in this prospectus.

See Annex A-1 for certain historical financial information relating to the mortgaged properties, including net operating income for the most recent reporting period and prior three calendar years, to the extent available.

Ongoing Information.The primary source of ongoing information regarding the offered certificates, including information regarding the status of the related mortgage loans and any credit support for the offered certificates, will be the periodic reports delivered to you. See “Description of the Certificates—Reports to Certificateholders; Certain Available Information”. We cannot assure you that any additional ongoing information regarding the offered certificates will be available through any other source. The limited nature of the available information in respect of the offered certificates may adversely affect their liquidity, even if a secondary market for the offered certificates does develop.

We are not aware of any source through which pricing information regarding the offered certificates will be generally available on an ongoing basis or on any particular date.

Underwritten Net Cash Flow Could Be Based On Incorrect or Flawed Assumptions

As described under “Description of the Mortgage Pool—Additional Information”, underwritten net cash flow generally includes cash flow (including any cash flow from master leases) adjusted based on a number of assumptions used by the sponsors. We make no representation that the underwritten net cash flow set forth in this prospectus as of the cut-off date or any other date represents actual future net cash flows. For example, with respect to certain mortgage loans included in the issuing entity, the occupancy of the related mortgaged property reflects tenants that (i) may not have yet actually executed leases (or letters of intent), (ii) have signed leases but have not yet taken occupancy and/or are not paying full contractual rent, (iii) are seeking or may in the future seek to sublet all or a portion of their respective spaces, (iv) are “dark” tenants but paying rent, or (v) are affiliates of the related borrower and are leasing space pursuant to a master lease or a space lease. Similarly, with respect to certain mortgage loans included in the issuing entity, the underwritten net cash flow may be based on certain tenants that have not yet executed leases or that have signed leases but are not yet in place and/or are not yet paying rent, or

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have a signed lease or lease amendment expanding the leased space, but are not yet in occupancy in all or a portion of their space and/or paying rent, or may assume that future contractual rent steps (during some or all of the remaining term of a lease) have occurred. In many cases, co-tenancy provisions were assumed to be satisfied and vacant space was assumed to be occupied and space that was due to expire was assumed to have been re-let, in each case at market rates that may have exceeded current rent. You should review these and other similar assumptions and make your own determination of the appropriate assumptions to be used in determining underwritten net cash flow.

In addition, underwritten or adjusted cash flows, by their nature, are speculative and are based upon certain assumptions and projections. The failure of these assumptions or projections in whole or in part could cause the underwritten net operating income (calculated as described in “Description of the Mortgage Pool—Certain Calculations and Definitions”) to vary substantially from the actual net operating income of a mortgaged property.

In the event of the inaccuracy of any assumptions or projections used in connection with the calculation of underwritten net cash flow, the actual net cash flow could be significantly different (and, in some cases, may be materially less) than the underwritten net cash flow presented in this prospectus, and this would change other numerical information presented in this prospectus based on or derived from the underwritten net cash flow, such as the debt service coverage ratios or debt yield presented in this prospectus. We cannot assure you that any such assumptions or projections made with respect to any mortgaged property will, in fact, be consistent with that mortgaged property’s actual performance.

Frequent and Early Occurrence of Borrower Delinquencies and Defaults May Adversely Affect Your Investment

If you calculate the anticipated yield of your offered certificates based on a rate of default or amount of losses lower than that actually experienced on the mortgage loans and those additional losses result in a reduction of the total distributions on, or the principal balance of, your offered certificates, your actual yield to maturity will be lower than expected and could be negative under certain extreme scenarios. The timing of any loss on a liquidated mortgage loan that results in a reduction of the total distributions on or the principal balance of your offered certificates will also affect the actual yield to maturity of your offered certificates, even if the rate of defaults and severity of losses are consistent with your expectations. In general, the earlier a loss is borne by you, the greater the effect on your yield to maturity.

Delinquencies on the mortgage loans, if the delinquent amounts are not advanced, may result in shortfalls in distributions of interest and/or principal to the holders of the offered certificates for the current month. Furthermore, no interest will accrue on this shortfall during the period of time that the payment is delinquent. Additionally, in instances where the principal portion of any balloon payment scheduled with respect to a mortgage loan is collected by the master servicer following the end of the related collection period, no portion of the principal received on such payment will be passed through for distribution to the certificateholders until the subsequent distribution date, which may result in shortfalls in distributions of interest to the holders of the offered certificates in the following month. Furthermore, in such instances no provision is made for the master servicer or any other party to cover any such interest shortfalls that may occur as a result. In addition, if interest and/or principal advances and/or servicing advances are made with respect to a mortgage loan after a default and the related mortgage loan is thereafter worked out under terms that do not provide for the repayment of those advances in full at the time of the workout, then any reimbursements of those advances prior to the actual collection of the amount for which

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the advance was made may also result in shortfalls in distributions of principal to the holders of the offered certificates with principal balances for the current month. Even if losses on the mortgage loans are not allocated to a particular class of offered certificates with principal balances, the losses may affect the weighted average life and yield to maturity of that class of offered certificates. In the case of any material monetary or material non-monetary default, the special servicer may accelerate the maturity of the related mortgage loan, which could result in an acceleration of principal distributions to the certificateholders. The special servicer may also extend or modify a mortgage loan, which could result in a substantial delay in principal distributions to the certificateholders. In addition, losses on the mortgage loans, even if not allocated to a class of offered certificates with principal balances, may result in a higher percentage ownership interest evidenced by those offered certificates in the remaining mortgage loans than would otherwise have resulted absent the loss. The consequent effect on the weighted average life and yield to maturity of the offered certificates will depend upon the characteristics of those remaining mortgage loans in the trust fund.

The Mortgage Loans Have Not Been Reviewed or Re-Underwritten by the Depositor

Although the sponsors have conducted a review of the mortgage loans to be sold to us for this securitization transaction, we, as the depositor for this securitization transaction, have neither originated the mortgage loans nor conducted a review or re-underwriting of the mortgage loans. Instead, we have relied on the representations and warranties made by the applicable sponsors and the remedies for breach of a representation and warranty as described under “Description of the Mortgage Loan Purchase Agreements” and the sponsor’s description of its underwriting criteria, its review of the mortgage loans and the disclosure of the finding and conclusions of such review, each as described under “Transaction Parties—The Sponsors and Mortgage Loan Sellers[—Natixis Real Estate Capital LLC—NREC’s Underwriting Standards] [and] [—Natixis, New York Branch—Natixis, New York Branch’s Underwriting Standards]” and “[—Review of NREC Mortgage Loans—Findings and Conclusions] [and] [—Review of Natixis, New York Branch Mortgage Loans—Findings and Conclusions]”. The sponsors have determined that based on their review of their mortgage loans the disclosure regarding such loans in this Prospectus is accurate in all material respects.

The representations and warranties made by the sponsors may not cover all of the matters that one would review in underwriting a mortgage loan and you should not view them as a substitute for re-underwriting the mortgage loans. Furthermore, these representations and warranties in some respects represent an allocation of risk rather than a confirmed description of the mortgage loans. See “—Other Risks Relating to the Certificates—Risk That Sponsors May Not Make Required Repurchases or Substitutions of Defective Mortgage Loans or Pay Any Loss of Value Payment Sufficient to Cover All Losses on a Defective Mortgage Loan” below, and “Description of the Mortgage Loan Purchase Agreements”.

In addition, we cannot assure you that all of the mortgage loans would have complied with the underwriting criteria of the other originators or, accordingly, that each originator would have made the same decision to originate every mortgage loan included in the issuing entity or, if they did decide to originate an unrelated mortgage loan, that they would have been underwritten on the same terms and conditions.

If we had re-underwritten the mortgage loans, it is possible that the re-underwritten process may have revealed problems with a mortgage loan not covered by a representation or warranty, inaccuracies in the representations and warranties or other disclosable

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information. As a result of the foregoing, you are advised and encouraged to make your own investment decision based on a careful review of the information set forth in this prospectus and your own view of the mortgage pool.

Static Pool Data Would Not Be Indicative of the Performance of this Pool

As a result of the distinct nature of each pool of commercial mortgage loans, and the separate mortgage loans within the pool, this prospectus does not include disclosure concerning the delinquency and loss experience of static pools of periodic originations by any sponsor of assets of the type to be securitized (known as “static pool data”). In particular, static pool data showing a low level of delinquencies and defaults would not be indicative of the performance of this pool or any other pools of mortgage loans originated by the same sponsor or sponsors.

While there may be certain common factors affecting the performance and value of income-producing real properties in general, those factors do not apply equally to all income-producing real properties and, in many cases, there are unique factors that will affect the performance and/or value of a particular income-producing real property. Moreover, the effect of a given factor on a particular real property will depend on a number of variables, including but not limited to property type, geographic location, competition, sponsorship and other characteristics of the property and the related commercial mortgage loan. Each income-producing real property represents a separate and distinct business venture and, as a result, each of the mortgage loans requires a unique underwriting analysis. Furthermore, economic and other conditions affecting real properties, whether worldwide, national, regional or local, vary over time. The performance of a pool of mortgage loans originated and outstanding under a given set of economic conditions may vary significantly from the performance of an otherwise comparable mortgage pool originated and outstanding under a different set of economic conditions.

Therefore, you should evaluate this offering on the basis of the information set forth in this prospectus with respect to the mortgage loans, and not on the basis of the performance of other pools of securitized commercial mortgage loans.

Appraisals May Not Reflect Current or Future Market Value of Each Property

Appraisals were obtained with respect to each of the mortgaged properties at or about the time of origination of the applicable mortgage loan (or whole loan, if applicable) or at or around the time of the acquisition of the mortgage loan (or whole loan, if applicable) by the related sponsor. See Annex A-1 for the dates of the latest appraisals for the mortgaged properties. We have not obtained new appraisals of the mortgaged properties or assigned new valuations to the mortgage loans in connection with the offering of the offered certificates. The market values of the mortgaged properties could have declined since the origination of the related mortgage loans. In addition, in certain cases where a mortgage loan is funding the acquisition of a mortgaged property, the purchase price may be less than the related appraised value.

In general, appraisals represent the analysis and opinion of qualified appraisers and are not guarantees of present or future value. One appraiser may reach a different conclusion than that of a different appraiser with respect to the same property. The appraisals seek to establish the amount a typically motivated buyer would pay a typically motivated seller and, in certain cases, may have taken into consideration the purchase price paid by the borrower. The amount could be significantly higher than the amount obtained from the sale of a mortgaged property in a distress or liquidation sale.

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Information regarding the appraised values of the mortgaged properties (including loan-to-value ratios) presented in this prospectus is not intended to be a representation as to the past, present or future market values of the mortgaged properties. For example, in some cases, a borrower or its affiliate may have acquired the related mortgaged property for a price or otherwise for consideration in an amount that is less than the related appraised value specified on Annex A-1, including at a foreclosure sale or through acceptance of a deed-in-lieu of foreclosure. Historical operating results of the mortgaged properties used in these appraisals, as adjusted by various assumptions, estimates and subjective judgments on the part of the appraiser, may not be comparable to future operating results. In addition, certain appraisals may be based on extraordinary assumptions, including without limitation, that certain tenants are in-place and paying rent when such tenants have not yet taken occupancy or that certain renovations or property improvement plans have been completed. Additionally, certain appraisals with respect to mortgage loans secured by multiple mortgaged properties may have been conducted on a portfolio basis rather than on an individual property basis, and the sum of the values of the individual properties may be different from (and in some cases may be less than) the appraised value of the aggregate of such properties on a portfolio basis. In addition, other factors may impair the mortgaged properties’ value without affecting their current net operating income, including:

●	changes in governmental regulations, zoning or tax laws;
●	potential environmental or other legal liabilities;
●	the availability of refinancing; and
●	changes in interest rate levels.

In certain cases, appraisals may reflect “as-is” values or values other than “as-is”. However, the appraised value reflected in this prospectus with respect to each mortgaged property, except as described under “Description of the Mortgage Pool—Certain Calculations and Definitions”, reflects only the “as-is” value (or, in certain cases, may reflect certain other “as-is” values as a result of the satisfaction of the related conditions or assumptions unless otherwise specified), which may contain certain assumptions, such as future construction completion, projected re-tenanting or increased tenant occupancies. See “Description of the Mortgage Pool—Appraised Value”.

Additionally, with respect to the appraisals setting forth assumptions, particularly those setting forth extraordinary assumptions, as to the “as-is” values and values other than “as-is”, we cannot assure you that those assumptions are or will be accurate or that any values other than “as-is” will be the value of the related mortgaged property at the indicated stabilization date or at maturity [or anticipated repayment date]. Any engineering report, site inspection or appraisal represents only the analysis of the individual consultant, engineer or inspector preparing such report at the time of such report, and may not reveal all necessary or desirable repairs, maintenance and capital improvement items. See “Transaction Parties—The Sponsors and Mortgage Loan Sellers[—Natixis Real Estate Capital LLC—NREC’s Underwriting Standards] [and] [—Natixis, New York Branch—Natixis, New York Branch’s Underwriting Standards]” for additional information regarding the appraisals. We cannot assure you that the information set forth in this prospectus regarding the appraised values or loan-to-value ratios accurately reflects past, present or future market values of the mortgaged properties or the amount that would be realized upon a sale of the related mortgaged property.

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[Seasoned Mortgage Loans Present Additional Risk of Repayment

Certain of the mortgage loans are seasoned mortgage loans and were originated [__] and [__] months, respectively, prior to the cut-off date. There are a number of risks associated with seasoned mortgage loans that are not present, or are present to a lesser degree, with more recently originated mortgage loans. For example:

●	property values and surrounding areas have likely changed since origination; origination standards at the time the mortgage loans were originated may have been different than current origination standards;
●	the business circumstances and financial condition of the related borrowers and tenants may have changed since the mortgage loans were originated;
●	the environmental circumstances at the mortgaged properties may have changed since the mortgage loans were originated;
●	the physical condition of the mortgaged properties or improvements may have changed since origination; and
●	the circumstances of the mortgaged properties, the borrower and the tenants may have changed in other respects since the mortgage loans were originated.

In addition, any seasoned mortgage loan may not satisfy all of the related sponsor’s underwriting standards. See “Transaction Parties—The Sponsors and Mortgage Loan Sellers”.]

The Performance of a Mortgage Loan and Its Related Mortgaged Property Depends in Part on Who Controls the Borrower and Mortgaged Property

The operation and performance of a mortgage loan will depend in part on the identity of the persons or entities who control the borrower and the mortgaged property. The performance of a mortgage loan may be adversely affected if control of a borrower changes, which may occur, for example, by means of transfers of direct or indirect ownership interests in the borrower, or if the mortgage loan is assigned to and assumed by another person or entity along with a transfer of the property to that person or entity.

Many of the mortgage loans generally place certain restrictions on the transfer and/or pledging of general partnership and managing member equity interests in a borrower, such as specific percentage or control limitations[, although some have current or permit future mezzanine or subordinate debt]. We cannot assure you the ownership of any of the borrowers would not change during the term of the related mortgage loan and result in a material adverse effect on your certificates. See “Description of the Mortgage Pool—Additional Indebtedness” and “—Certain Terms of the Mortgage Loans—’Due-On-Sale’ and ‘Due-On-Encumbrance’ Provisions”.

The Borrower’s Form of Entity May Cause Special Risks

The borrowers are legal entities rather than individuals. Mortgage loans made to legal entities may entail greater risks of loss than those associated with mortgage loans made to individuals. For example, a legal entity, as opposed to an individual, may be more inclined to seek legal protection from its creditors under the bankruptcy laws. Unlike individuals involved in bankruptcies, most legal entities generally, but not in all cases, do not have personal assets and creditworthiness at stake.

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The terms of [certain of] the mortgage loans require that the borrowers be single-purpose entities and, in most cases, such borrowers’ organizational documents or the terms of the mortgage loans limit their activities to the ownership of only the related mortgaged property or mortgaged properties and limit the borrowers’ ability to incur additional indebtedness. Such provisions are designed to mitigate the possibility that the borrower’s financial condition would be adversely impacted by factors unrelated to the related mortgaged property and mortgage loan. Although a borrower may currently be a single purpose entity, in certain cases the borrowers were not originally formed as single purpose entities, but at origination of the related mortgage loan their organizational documents were amended. Such borrower may also have previously owned property other than the related mortgaged property or may be a so-called “recycled” single-purpose entity that previously had other business activities and liabilities and thus may have liabilities arising from events prior to becoming a single purpose entity. We cannot assure you that such “recycled” borrowers have in the past complied, or that any borrower in the future will comply, with such requirements. Additionally, in some cases unsecured debt exists and/or is allowed in the future. Furthermore, in many cases such borrowers are not required to observe all covenants and conditions which typically are required in order for such borrowers to be viewed under standard rating agency criteria as “single purpose entities”.

[In addition, certain mortgage loans may have been structured similarly to a Maryland indemnity deed of trust (an “IDOT”). An IDOT is structured so that the lender makes the loan to the owner of the property owner and the property owner guarantees in full the payment of the loan and secures such guaranty with a mortgage on the property owner’s property. Accordingly, the mortgagor/payment guarantor and the borrower are two different, but affiliated, entities. In the case of a mortgage loan structured as an IDOT, references in this prospectus to “borrower” will mean the actual borrower or the mortgagor/payment guarantor, as the context may require.]

The organizational documents of a borrower or the direct or indirect general partner or managing member of a borrower may also contain requirements that there be one or two independent directors, managers or trustees (depending on the entity form of such borrower) whose vote is required before the borrower files a voluntary bankruptcy or insolvency petition or otherwise institutes insolvency proceedings. Generally, but not always, the independent directors, managers or trustees may only be replaced with certain other independent successors. Although the requirement of having independent directors, managers or trustees is designed to mitigate the risk of a voluntary bankruptcy filing by a solvent borrower, a borrower could file for bankruptcy without obtaining the consent of its independent director(s) (and we cannot assure you that such bankruptcy would be dismissed as an unauthorized filing), and in any case the independent directors, managers or trustees may determine that a bankruptcy filing is an appropriate course of action to be taken by such borrower. Although the independent directors, managers or trustees generally owe no fiduciary duties to entities other than the borrower itself, such determination might take into account the interests and financial condition of such borrower’s parent entities and such parent entities’ other subsidiaries in addition to those of the borrower. Consequently, the financial distress of an affiliate of a borrower might increase the likelihood of a bankruptcy filing by a borrower.

The bankruptcy of a borrower, or a general partner or managing member of a borrower, may impair the ability of the lender to enforce its rights and remedies under the related mortgage loan. Certain of the mortgage loans may have been made to single purpose limited partnerships that have a general partner or general partners that are not themselves single purpose entities. Such loans are subject to additional bankruptcy risk. The organizational documents of the general partner in such cases do not limit it to acting as the

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general partner of the partnership. Accordingly there is a greater risk that the general partner may become insolvent for reasons unrelated to the mortgaged property. The bankruptcy of a general partner may dissolve the partnership under applicable state law. In addition, even if the partnership itself is not insolvent, actions by the partnership and/or a bankrupt general partner that are outside the ordinary course of their business, such as refinancing the related mortgage loan, may require prior approval of the bankruptcy court in the general partner’s bankruptcy case. The proceedings required to resolve these issues may be costly and time-consuming.

Any borrower, even an entity structured as a single purpose entity, as an owner of real estate, will be subject to certain potential liabilities and risks. We cannot assure you that any borrower will not file for bankruptcy protection or that creditors of a borrower or a corporate or individual general partner or managing member of a borrower will not initiate a bankruptcy or similar proceeding against such borrower or corporate or individual general partner or managing member.

[Certain mortgage loans may have the benefit of a general payment guaranty of a portion of the indebtedness under the mortgage loan, or in lieu of one or more reserve funds. A payment guaranty for a portion of the indebtedness under the mortgage loan that is greater than 10% presents a risk for consolidation of the assets of a borrower and the guarantor.]

Certain borrowers’ organizational documents or the terms of certain mortgage loans may permit an affiliated property manager to maintain a custodial account on behalf of such borrower and certain affiliates of such borrower into which funds available to such borrower under the terms of the related mortgage loans and funds of such affiliates are held, but which funds are and will continue to be separately accounted for as to each item of income and expense for each related mortgaged property and each related borrower. A custodial account structure for affiliated entities, while common among certain REITs, institutions or independent owners of multiple properties, presents a risk for substantive consolidation of the assets of such affiliates as commingling of funds is a factor a court may consider in considering a request by other creditors for substantive consolidation. Substantive consolidation is an equitable remedy that could result in the pooling of the assets and liabilities of an otherwise solvent company in a bankruptcy proceeding of one or more affiliates, making the company’s assets available to repay the debts of such affiliated companies. A court has the discretion to order substantive consolidation in whole or in part and may include non-debtor affiliates of the bankrupt entity in the proceedings. In particular, consolidation may be ordered when corporate funds are commingled and used for a principal’s personal purposes, inadequate records of transfers are made and corporate entities are deemed an alter ego of a principal. Strict adherence to maintaining separate books and records, avoiding commingling of assets and otherwise maintaining corporate policies designed to preserve the separateness of corporate assets and liabilities make it less likely that a court would order substantive consolidation, but we cannot assure you that the related borrowers, property managers or affiliates will comply with these requirements as set forth in the related mortgage loans.

Furthermore, with respect to any affiliated borrowers, creditors of a common parent in bankruptcy may seek to consolidate the assets of such borrowers with those of the parent. Substantive consolidation of the assets of such borrowers would likely have an adverse effect on the funds available to make distributions on your certificates, and may lead to a downgrade, withdrawal or qualification of the ratings of your certificates.

See “Description of the Mortgage Pool—Certain Terms of the Mortgage Loans” and “Certain Legal Aspects of Mortgage Loans—Foreclosure—Bankruptcy Laws”.

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[In addition, borrowers may own a mortgaged property as a Delaware statutory trust or as tenants-in-common. Delaware statutory trusts may be restricted in their ability to actively operate a property, and in the case of a mortgaged property that is owned by a Delaware statutory trust or by tenants-in-common, there is a risk that obtaining the consent of the holders of the beneficial interests in the Delaware statutory trust or the consent of the tenants-in-common will be time consuming and cause delays with respect to the taking of certain actions by or on behalf of the borrower, including with respect to the related mortgaged property. See “—Tenancies-in-Common May Hinder Recovery” below. See also “Description of the Mortgage Pool—Mortgage Pool Characteristics—Tenancies-in-Common” and “—Delaware Statutory Trusts” in this prospectus.]

[In addition, certain of the mortgage loans may have borrowers that are wholly or partially (directly or indirectly) owned by one or more crowd funding investor groups or other diversified ownership structures. Investments in the commercial real estate market through crowd funding investor groups are a relatively recent development and there may be certain unanticipated risks to this new ownership structure which may adversely affect the related mortgage loan. Typically, the crowd funding investor group is made up of a large number of individual investors who invest relatively small amounts in the group pursuant to a securities offering. With respect to an equity investment in the borrower, the crowd funding investor group in turn purchases a stake in the borrower. Accordingly, equity in the borrower is indirectly held by the individual investors in the crowd funding group. We cannot assure you that either the crowd funding investor group or the individual investors in the crowd funding investor group or other diversified ownership structure have relevant expertise in the commercial real estate market. Additionally, crowd funding investor groups are required to comply with various securities regulations related to offerings of securities and we cannot assure you that any enforcement action or legal proceeding regarding failure to comply with such securities regulations would not delay enforcement of the related mortgage loan or otherwise impair the borrower’s ability to operate the related mortgaged property. Furthermore, we cannot assure you that a bankruptcy proceeding by the crowd funding investor group or other diversified ownership structure will not delay enforcement of the related mortgage loan. See “—Frequent and Early Occurrence of Borrower Delinquencies and Defaults May Adversely Affect Your Investment”, “—The Performance of a Mortgage Loan and Its Related Mortgaged Property Depends in Part on Who Controls the Borrower and Mortgaged Property” and “—Litigation Regarding the Mortgaged Properties or Borrowers May Impair Your Distributions” and “Description of the Mortgage Pool—Mortgage Pool Characteristics—Tenancies-in-Common”.]

A Bankruptcy Proceeding May Result in Losses and Delays in Realizing on the Mortgage Loans

Numerous statutory provisions, including the federal bankruptcy code and state laws affording relief to debtors, may interfere with and delay the ability of a secured mortgage lender to obtain payment of a loan, to realize upon collateral and/or to enforce a deficiency judgment. For example, under the federal bankruptcy code, virtually all actions (including foreclosure actions and deficiency judgment proceedings) are automatically stayed upon the filing of a bankruptcy petition, and, often, no interest or principal payments are made during the course of the bankruptcy proceeding. Also, under federal bankruptcy law, the filing of a petition in bankruptcy by or on behalf of a junior lien holder may stay the senior lender from taking action to foreclose out such junior lien. Certain of the mortgage loans have sponsors that have previously filed bankruptcy and we cannot assure you that such sponsors will not be more likely than other sponsors to utilize their rights in bankruptcy in the event of any threatened action by the mortgagee to enforce its rights under the related mortgage loan documents. As a result, the issuing entity’s recovery with respect to borrowers in

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bankruptcy proceedings may be significantly delayed, and the aggregate amount ultimately collected may be substantially less than the amount owed. See “—Other Financings or Ability To Incur Other Indebtedness Entails Risk” below, “Description of the Mortgage Pool—Loan Purpose; Default History, Bankruptcy Issues and Other Proceedings” and “Certain Legal Aspects of Mortgage Loans—Bankruptcy Laws”.

Additionally, the courts of any state may refuse the foreclosure of a mortgage or deed of trust when an acceleration of the indebtedness would be inequitable or unjust or the circumstances would render the action unconscionable. See “Certain Legal Aspects of Mortgage Loans—Foreclosure”.

See also “—Performance of the Mortgage Loan Will Be Highly Dependent on the Performance of Tenants and Tenant Leases—Tenant Bankruptcy Could Result in a Rejection of the Related Lease” above.

Litigation Regarding the Mortgaged Properties or Borrowers May Impair Your Distributions

There may be (and there may exist from time to time) pending or threatened legal proceedings against, or disputes with, the borrowers, the borrower sponsors and the managers of the mortgaged properties and their respective affiliates arising out of their ordinary business. We have not undertaken a search for all legal proceedings that relate to the borrowers, borrower sponsors or managers for the mortgaged properties and their respective affiliates. Potential investors are advised and encouraged to perform their own searches related to such matters to the extent relevant to their investment decision. Any such litigation or dispute may materially impair distributions to certificateholders if borrowers must use property income to pay judgments, legal fees or litigation costs. We cannot assure you that any litigation or dispute or any settlement of any litigation or dispute will not have a material adverse effect on your investment.

Additionally, a borrower or a principal of a borrower or affiliate may have been a party to a bankruptcy, foreclosure, litigation or other proceeding, particularly against a lender, or has been convicted of a crime in the past. In addition, certain of the borrower sponsors, property managers, affiliates of any of the foregoing and/or entities controlled thereby have been a party to bankruptcy proceedings, mortgage loan defaults and restructures, discounted payoffs, foreclosure proceedings or deed-in-lieu of foreclosure transactions, or other material proceedings (including criminal proceedings) in the past, whether or not related to the mortgaged property securing a mortgage loan in this securitization transaction. In some cases, mortgaged properties securing certain of the mortgage loans previously secured other loans that had been in default, restructured or the subject of a discounted payoff, foreclosure or deed-in-lieu of foreclosure.

Certain of the borrower sponsors may have a history of litigation or other proceedings against their lender, in some cases involving various parties to a securitization transaction. We cannot assure you that the borrower sponsors that have engaged in litigation or other proceedings in the past will not commence action against the issuing entity in the future upon any attempt by the special servicer to enforce the mortgage loan documents. Any such actions by the borrower or borrower sponsor may result in significant expense and potential loss to the issuing entity and a shortfall in funds available to make payments on the offered certificates. In addition, certain principals or borrower sponsors may have in the past been convicted of, or pled guilty to, a felony. We cannot assure you that the borrower or principal will not be more likely than other borrowers or principals to avail itself or cause a borrower to avail itself of its legal rights, under the federal bankruptcy code or otherwise, in the event of an action or threatened action by the lender or its servicer to enforce the

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related mortgage loan documents, or otherwise conduct its operations in a manner that is in the best interests of the lender and/or the mortgaged property. We cannot assure you that any such proceedings or actions will not have a material adverse effect upon distributions on your certificates. Further, borrowers, principals of borrowers, property managers and affiliates of such parties may, in the future, be involved in bankruptcy proceedings, foreclosure proceedings or other material proceedings (including criminal proceedings), whether or not related to the mortgage loans. We cannot assure you that any such proceedings will not negatively impact a borrower’s or borrower sponsor’s ability to meet its obligations under the related mortgage loan and, as a result could have a material adverse effect upon your certificates.

Often it is difficult to confirm the identity of owners of all of the equity in a borrower, which means that past issues may not be discovered as to such owners. See “Description of the Mortgage Pool—Litigation and Other Considerations” and “—Loan Purpose, Default History, Bankruptcy Issues and Other Proceedings” for additional information on certain mortgage loans in the issuing entity. See also representation numbers [__] and [__] in Annex D-1 and the identified exceptions to those representations in Annex D-2. We cannot assure you that there are no undisclosed bankruptcy proceedings, foreclosure proceedings, deed-in-lieu-of-foreclosure transaction and/or mortgage loan workout matters that involved one or more mortgage loans or mortgaged properties, and/or a guarantor, borrower sponsor or other party to a mortgage loan.

In addition, in the event the owner of a borrower experiences financial problems, we cannot assure you that such owner would not attempt to take actions with respect to the mortgaged property that may adversely affect the borrower’s ability to fulfill its obligations under the related mortgage loan. See “Description of the Mortgage Pool—Litigation and Other Considerations” for information regarding litigation matters with respect to certain mortgage loans.

Other Financings or Ability to Incur Other Indebtedness Entails Risk

When a borrower (or its constituent members) also has one or more other outstanding loans (even if they are pari passu, subordinated, mezzanine, preferred equity or unsecured loans or another type of equity pledge), the issuing entity is subjected to additional risk such as:

●	the borrower (or its constituent members) may have difficulty servicing and repaying multiple financings;
●	the existence of other financings will generally also make it more difficult for the borrower to obtain refinancing of the related mortgage loan (or whole loan, if applicable) or sell the related mortgaged property and may thereby jeopardize repayment of the mortgage loan (or whole loan, if applicable);
●	the need to service additional financings may reduce the cash flow available to the borrower to operate and maintain the mortgaged property and the value of the mortgaged property may decline as a result;
●	if a borrower (or its constituent members) defaults on its mortgage loan and/or any other financing, actions taken by other lenders such as a suit for collection, foreclosure or an involuntary petition for bankruptcy against the borrower could impair the security available to the issuing entity, including the mortgaged property, or stay the issuing entity’s ability to foreclose during the course of the bankruptcy case;
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●	the bankruptcy of another lender also may operate to stay foreclosure by the issuing entity; and
●	the issuing entity may also be subject to the costs and administrative burdens of involvement in foreclosure or bankruptcy proceedings or related litigation.

Although the companion loans related to the whole loans (other than the trust subordinate companion loan, if any) are not assets of the issuing entity, each related borrower is still obligated to make interest and principal payments on such companion loans. As a result, the issuing entity is subject to additional risks, including:

●	the risk that the necessary maintenance of the related mortgaged property could be deferred to allow the borrower to pay the required debt service on these other obligations and that the value of the mortgaged property may fall as a result; and
●	the risk that it may be more difficult for the borrower to refinance these loans or to sell the related mortgaged property for purposes of making any balloon payment on the entire balance of such loans and the related additional debt at maturity or anticipated repayment date.

With respect to mezzanine financing (if any), while a mezzanine lender has no security interest in the related mortgaged properties, a default under a mezzanine loan could cause a change in control of the related borrower. With respect to mortgage loans that permit mezzanine financing, the relative rights of the mortgagee and the related mezzanine lender will generally be set forth in an intercreditor agreement, which agreements typically provide that the rights of the mezzanine lender (including the right to payment) against the borrower and mortgaged property are subordinate to the rights of the mortgage lender and that the mezzanine lender may not take any enforcement action against the mortgage borrower and mortgaged property.

In addition, the mortgage loan documents related to certain mortgage loans may have or permit future “preferred equity” structures, where one or more special limited partners or members receive a preferred return in exchange for an infusion of capital or other type of equity pledge that may require payments of a specified return or of excess cash flow. Such arrangements can present risks that resemble mezzanine debt, including dilution of the borrower’s equity in the mortgaged property, stress on the cash flow in the form of a preferred return or excess cash payments, and/or potential changes in the management of the related mortgaged property in the event the preferred return is not satisfied.

Additionally, the terms of certain mortgage loans permit or require the borrowers to post letters of credit and/or surety bonds for the benefit of the related mortgage loan, which may constitute a contingent reimbursement obligation of the related borrower or an affiliate. The issuing bank or surety will not typically agree to subordination and standstill protection benefiting the mortgagee.

In addition, borrowers under most of the mortgage loans are generally permitted to incur trade payables and equipment financing, which may not be limited or may be significant, in order to operate the related mortgaged properties. Also, with respect to certain mortgage loans the related borrower either has incurred or is permitted to incur unsecured debt from an affiliate of either the borrower or the sponsor of the borrower. See “Description of the Mortgage Pool—Additional Indebtedness—Other Unsecured Indebtedness”.

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For additional information, see “Description of the Mortgage Pool—Additional Indebtedness” and “Pooling and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan”.

[Tenancies-in-Common May Hinder Recovery

Certain of the mortgage loans included in the issuing entity have borrowers that own the related mortgaged properties as tenants-in-common. In general, with respect to a tenant-in-common ownership structure, each tenant-in-common owns an undivided share in the property and if such tenant-in-common desires to sell its interest in the property (and is unable to find a buyer or otherwise needs to force a partition) the tenant-in-common has the ability to request that a court order a sale of the property and distribute the proceeds to each tenant in common proportionally. As a result, if a tenant-in-common that has not waived its right of partition or similar right exercises a right of partition, the related mortgage loan may be subject to prepayment. The bankruptcy, dissolution or action for partition by one or more of the tenants-in-common could result in an early repayment of the related mortgage loan, significant delay in recovery against the tenant-in-common borrowers, particularly if the tenant-in-common borrowers file for bankruptcy separately or in series (because each time a tenant-in-common borrower files for bankruptcy, the bankruptcy court stay will be reinstated), a material impairment in property management and a substantial decrease in the amount recoverable upon the related mortgage loan. Not all tenants-in-common under the mortgage loans will be single purpose entities. [Each tenant-in-common borrower has waived its right to partition, reducing the risk of partition.] However, we cannot assure you that, if challenged, this waiver would be enforceable. In addition, in some cases, the related mortgage loan documents may provide for full recourse (or in an amount equal to its pro rata share of the debt) to the related tenant-in-common borrower or the guarantor if a tenant-in-common files for partition.]

[Risks Relating to Delaware Statutory Trusts

Certain of the mortgage loans included in the issuing entity have borrowers that each own the related mortgaged properties as a Delaware statutory trust. A Delaware statutory trust is restricted in its ability to actively operate a property, including with respect to loan workouts, leasing and re-leasing, making material improvements and other material actions affecting the related mortgaged properties. Accordingly, the related borrower has master leased the property to a newly formed, single-purpose entity that is wholly owned by the same entity that owns the signatory trustee or manager for the related borrower. The master lease has been collaterally assigned to the lender and has been subordinated to the related mortgage loan documents. In the case of a mortgaged property that is owned by a Delaware statutory trust, there is a risk that obtaining the consent of the holders of the beneficial interests in the Delaware statutory trust will be time consuming and cause delays with respect to the taking of certain actions by or on behalf of the borrower, including with respect to the related mortgaged property.]

[Sale-Leaseback Transactions Have Special Risks]

Certain mortgaged properties were the subject of a sale-leaseback transaction in connection with (or following) the acquisition of such property (or a portion of such property) by a prior owner or the related borrower. Each of these mortgaged properties (or a portion thereof) is leased to a tenant, who is the former owner of the mortgaged property or a portion thereof, pursuant to a lease. We cannot assure you that any of these tenants will not file for bankruptcy protection.

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A bankruptcy with respect to a tenant in a sale-leaseback transaction could result in the related lease being recharacterized as a loan from the borrower to the tenant. If the lease were recharacterized as a loan, the lease would be a deemed loan and the tenant would gain a number of potential benefits in a bankruptcy case. The tenant could retain possession of the mortgaged property during the pendency of its bankruptcy case without having to comply with the ongoing post-petition rent requirements of section 365(d)(3) of the Bankruptcy Code, which requires a tenant to start paying rent within 60 days following the commencement of its bankruptcy case, while deciding whether to assume or reject a lease of nonresidential real property. The tenant desiring to remain in possession of the mortgaged property would not have to assume the lease within 120 days following the commencement of its bankruptcy case pursuant to section 365(d)(4) of the Bankruptcy Code or comply with the conditions precedent to assumption, including curing all defaults, compensating for damages and giving adequate assurance of future performance. To the extent the deemed loan is under-secured, the tenant would be able to limit the secured claim to the then-current value of the mortgaged property and treat the balance as a general unsecured claim. The tenant also might assert that the entire claim on the deemed loan is an unsecured claim. In Liona Corp., Inc. v. PCH Associates (In re PCH Associates), 949 F.2d 585 (2d Cir. 1991), the court considered the effect of recharacterizing a sale-leaseback transaction as a financing rather than a true lease. The court held that the landlord’s record title to the leased property should be treated as an equitable mortgage securing the deemed loan. Under the reasoning of that case, if a lease were recharacterized as a loan, the related borrower would have a claim against the tenant secured by an equitable mortgage. Here, that secured claim has been collaterally assigned to the mortgagees. However, the legal authority considering the effects of such a recharacterization is limited, and we cannot assure you that a bankruptcy court would follow the reasoning of the PCH Associates case.

There is also a risk that a tenant that files for bankruptcy protection may reject the related lease.

It is likely that each lease constitutes an “unexpired lease” for purposes of the Bankruptcy Code. The Bankruptcy Code provides generally that rights and obligations under an unexpired lease of a debtor may not be terminated or modified at any time after the commencement of a case under the Bankruptcy Code solely on the basis of a provision in such lease providing for the termination or modification of such rights or obligations upon the filing of a bankruptcy petition or the occurrence of certain other similar events. This prohibition on so called “ipso facto clauses” could limit the ability of a borrower to exercise certain contractual remedies with respect to a lease. In addition, the Bankruptcy Code provides that a trustee in bankruptcy or debtor in possession may, subject to approval of the court, (a) assume an unexpired lease and (i) retain it or (ii) unless applicable law excuses a party other than the debtor from accepting performance from or rendering performance to an entity other than the debtor, assign it to a third party (notwithstanding any other restrictions or prohibitions on assignment) or (b) reject such contract. In a bankruptcy case of a tenant, if the lease were to be assumed, the trustee in bankruptcy on behalf of the tenant, or the tenant as debtor in possession, or the assignee, if applicable, must cure any defaults under the lease, compensate the related borrower for its losses and provide such borrower with “adequate assurance” of future performance. Such remedies may be insufficient, however, as the borrower may be forced to continue under the lease with a tenant that is a poor credit risk or an unfamiliar tenant if the lease was assigned (if applicable state law does not otherwise prevent such an assignment), and any assurances provided to the borrower may, in fact, be inadequate. If the lease is rejected, such rejection generally constitutes a breach of the lease immediately before the date of the filing of the petition. As a consequence, the borrower would have only an unsecured claim against the

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tenant for damages resulting from such breach, which could adversely affect the security for the certificates.

Furthermore, there is likely to be a period of time between the date upon which a tenant files a bankruptcy petition and the date upon which the lease is assumed or rejected. Although the tenant is obligated to make all lease payments within 60 days following the commencement of the bankruptcy case, there is a risk that such payments will not be made due to the tenant’s poor financial condition. If the lease is rejected, the lessor will be treated as an unsecured creditor with respect to its claim for damages for termination of the lease and the borrower must re-let the mortgaged property before the flow of lease payments will recommence. In addition, pursuant to section 502(b)(6) of the Bankruptcy Code, a lessor’s damages for lease rejection are limited to the amount owed for the unpaid rent reserved under the lease for the periods prior to the bankruptcy petition (or earlier surrender of the leased premises) which are unrelated to the rejection, plus the greater of one year’s rent or 15% of the remaining rent reserved under the lease (but not to exceed three years’ rent).

As discussed above, bankruptcy courts, in the exercise of their equitable powers, have the authority to recharacterize a lease as a financing. We cannot assure you such recharacterization would not occur with respect to the mortgage loans as to which the related mortgaged properties were the subject of sale-leaseback transactions.

The application of any of these doctrines to any one of the sale-leaseback transactions could result in substantial, direct and material impairment of the rights of the certificateholders.]

[Risks Relating to Tax Credits]

With respect to certain mortgage loans secured by multifamily properties, the related property owners may be entitled to receive low income housing tax credits pursuant to Section 42 of the Internal Revenue Code of 1986, as amended, which provides a tax credit from the state tax credit allocating agency to owners of multifamily rental properties meeting the definition of low income housing. The total amount of tax credits to which a property owner is entitled is generally based upon the percentage of total units made available to qualified tenants. The owners of the mortgaged properties subject to the tax credit provisions may use the tax credits to offset income tax that they may otherwise owe, and the tax credits may be shared among the equity owners of the project. In general, the tax credits on the applicable mortgage loans will be allocated to equity investors in the borrower.

The tax credit provisions limit the gross rent for each low income unit. Under the tax credit provisions, a property owner must comply with the tenant income restrictions and rental restrictions over a minimum 15 year compliance period, although the property owner may take the tax credits on an accelerated basis over a 10 year period. In the event a multifamily rental property does not maintain compliance with the tax credit restrictions on tenant income or rental rates or otherwise satisfy the tax credit provisions of the Internal Revenue Code of 1986, as amended, the property owner may suffer a reduction in the amount of available tax credits and/or face the recapture of all or part of the tax credits related to the period of noncompliance and face the partial recapture of previously taken tax credits. The loss of tax credits, and the possibility of recapture of tax credits already taken, may provide significant incentive for the property owner to keep the related multifamily rental property in compliance with these tax credit restrictions, which may limit the income derived from the related property.

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If the issuing entity were to foreclose on such a property it would be unable to take advantage of the tax credits, but could sell the property with the right to the remaining credits to a tax paying investor. Any subsequent property owner would continue to be subject to rent limitations unless an election was made to terminate the tax credits, in which case the property could be operated as a market rate property after the expiration of three years. The limitations on rent and on the ability of potential buyers to take advantage of the tax credits may limit the issuing entity’s recovery on that property.]

[Risks Relating to Enforceability of Cross-Collateralization

Cross-collateralization arrangements may be terminated in certain circumstances under the terms of the related mortgage loan documents. Cross-collateralization arrangements whereby multiple borrowers grant their respective mortgaged properties as security for one or more mortgage loans could be challenged as fraudulent conveyances by the creditors or the bankruptcy estate of any of the related borrowers.

Among other things, a legal challenge to the granting of the liens may focus on the benefits realized by that borrower from the respective mortgage loan proceeds, as well as the overall cross-collateralization. If a court were to conclude that the granting of the liens was an avoidable fraudulent conveyance, that court could subordinate all or part of the mortgage loan to other debt of that borrower, recover prior payments made on that mortgage loan, or take other actions such as invalidating the mortgage loan or the mortgages securing the cross-collateralization. See “Certain Legal Aspects of Mortgage Loans—Bankruptcy Laws”.

In addition, when multiple real properties secure a mortgage loan, the amount of the mortgage encumbering any particular one of those properties may be less than the full amount of the related aggregate mortgage loan indebtedness, to minimize recording tax. This mortgage amount is generally established at 100% to 150% of the appraised value or allocated loan amount for the mortgaged property and will limit the extent to which proceeds from the property will be available to offset declines in value of the other properties securing the same mortgage loan.

See “Description of the Mortgage Pool—Mortgage Pool Characteristics” for a description of any mortgage loans that are cross-collateralized and cross-defaulted with each other or that are secured by multiple properties owned by multiple borrowers.]

Risks Relating to Enforceability of Yield Maintenance Charges, Prepayment Premiums or Defeasance Provisions

Provisions requiring yield maintenance charges, prepayment premiums or lockout periods may not be enforceable in some states and under federal bankruptcy law. Provisions requiring prepayment premiums or yield maintenance charges also may be interpreted as constituting the collection of interest for usury purposes. Accordingly, we cannot assure you that the obligation to pay a yield maintenance charge or prepayment premium will be enforceable. Also, we cannot assure you that foreclosure proceeds will be sufficient to pay an enforceable yield maintenance charge or prepayment premium.

Additionally, although the collateral substitution provisions related to defeasance do not have the same effect on the certificateholders as prepayment, we cannot assure you that a court would not interpret those provisions as the equivalent of a yield maintenance charge or prepayment premium. In certain jurisdictions those collateral substitution provisions might therefore be deemed unenforceable or usurious under applicable law or public policy.

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Risks Associated with One Action Rules

Several states (such as California) have laws that prohibit more than one “judicial action” to enforce a mortgage obligation, and some courts have construed the term “judicial action” broadly. Accordingly, the special servicer will be required to obtain advice of counsel prior to enforcing any of the issuing entity’s rights under any of the mortgage loans that include mortgaged properties where a “one action” rule could be applicable. In the case of a multi property mortgage loan which is secured by mortgaged properties located in multiple states, the special servicer may be required to foreclose first on properties located in states where “one action” rules apply (and where non judicial foreclosure is permitted) before foreclosing on properties located in states where judicial foreclosure is the only permitted method of foreclosure. See “Certain Legal Aspects of Mortgage Loans—Foreclosure”.

State Law Limitations on Assignments of Leases and Rents May Entail Risks

Generally mortgage loans included in an issuing entity secured by mortgaged properties that are subject to leases typically will be secured by an assignment of leases and rents pursuant to which the related borrower [(or with respect to any indemnity deed of trust structure, the related property owner)] assigns to the lender its right, title and interest as landlord under the leases of the related mortgaged properties, and the income derived from those leases, as further security for the related mortgage loan, while retaining a license to collect rents for so long as there is no default. If the borrower defaults, the license terminates and the lender is entitled to collect rents. Some state laws may require that the lender take possession of the related property and obtain a judicial appointment of a receiver before becoming entitled to collect the rents. In addition, if bankruptcy or similar proceedings are commenced by or in respect of the borrower, the lender’s ability to collect the rents may be adversely affected. See “Certain Legal Aspects of Mortgage Loans—Leases and Rents” and “—Bankruptcy Laws”.

Various Other Laws Could Affect the Exercise of Lender’s Rights

The laws of the jurisdictions in which the mortgaged properties are located (which laws may vary substantially) govern many of the legal aspects of the mortgage loans. These laws may affect the ability to foreclose on, and, in turn the ability to realize value from, the mortgaged properties securing the mortgage loans. For example, state law determines:

●	what proceedings are required for foreclosure;
●	whether the borrower and any foreclosed junior lienors may redeem the property and the conditions under which these rights of redemption may be exercised;
●	whether and to what extent recourse to the borrower is permitted; and
●	what rights junior mortgagees have and whether the amount of fees and interest that lenders may charge is limited.

In addition, the laws of some jurisdictions may render certain provisions of the mortgage loans unenforceable or subject to limitations which may affect lender’s rights under the mortgage loans. Delays in liquidations of defaulted mortgage loans and shortfalls in amounts realized upon liquidation as a result of the application of these laws may create delays and shortfalls in payments to certificateholders. See “Certain Legal Aspects of Mortgage Loans”.

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[Risks of Anticipated Repayment Date Loans

Certain of the mortgage loans provide that, if after a certain date (referred to as the anticipated repayment date) the related borrower has not prepaid the mortgage loan in full, any principal outstanding after that anticipated repayment date will accrue interest at an increased interest rate rather than the stated mortgage loan rate. Generally, from and after the anticipated repayment date, cash flow in excess of that required for debt service, the funding of reserves and certain approved operating expenses with respect to the related mortgaged property will be applied toward the payment of principal (without payment of a yield maintenance charge) of the related mortgage loan until its principal balance has been reduced to zero. Although these provisions may create an incentive for the borrower to repay the mortgage loan in full on its anticipated repayment date, a substantial payment would be required and the borrower has no obligation to do so. While interest at the initial mortgage rate continues to accrue and be payable on a current basis on the mortgage loan after its anticipated repayment date, the payment of excess interest will be deferred and will be required to be paid only after the outstanding principal balance of the related mortgage loan has been paid in full, at which time the excess interest that has been deferred, to the extent actually collected, will be paid to the holders of the Class [ARD] certificates [and the [Class VRR certificates][VRR Interest]], neither of which are offered by this prospectus. See “Description of the Mortgage Pool—Certain Terms of the Mortgage Loans—ARD Loan” and Annex A-3.]

[The Absence of Lockboxes Entails Risks That Could Adversely Affect Distributions on Your Certificates

Certain of the mortgage loans may not require the related borrower presently to cause rent and other payments to be made into a lockbox account maintained on behalf of the mortgagee, although some of those mortgage loans do provide for a springing lockbox. If rental payments are not required to be made directly into a lockbox account, there is a risk that the borrower will divert such funds for other purposes.]

Borrower May Be Unable To Repay Remaining Principal Balance on Maturity Date [or Anticipated Repayment Date]; Longer Amortization Schedules and Interest-Only Provisions Increase Risk

Mortgage loans with substantial remaining principal balances at their stated maturity date [or anticipated repayment date, as applicable,] involve greater risk than fully-amortizing mortgage loans. This is because the borrower may be unable to repay the mortgage loan at that time. In addition, fully amortizing mortgage loans which may pay interest on an “actual/360” basis but have fixed monthly payments may, in effect, have a small balloon payment due at maturity [or anticipated repayment date].

Most of the mortgage loans have amortization schedules that are significantly longer than their respective terms to maturity [or anticipated repayment date, as applicable,] and many of the mortgage loans require only payments of interest for part or all of their respective terms. See “Description of the Mortgage Pool—Certain Terms of the Mortgage Loans—Due Dates; Mortgage Rates; Calculations of Interest”. A longer amortization schedule or an interest-only provision in a mortgage loan will result in a higher amount of principal outstanding under the mortgage loan at any particular time, including at the maturity date [or anticipated repayment date, as applicable,] of the mortgage loan, then would have otherwise been the case had a shorter amortization schedule been used or had the mortgage loan had a shorter interest-only period or not included an interest-only provision at all. That higher principal amount outstanding could both (i) make it more difficult for the related borrower to make the required balloon payment at maturity [or

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anticipated repayment date] and (ii) lead to increased losses for the issuing entity either during the loan term or at maturity [or anticipated repayment date] if the mortgage loan becomes a defaulted mortgage loan.

A borrower’s ability to repay a mortgage loan on its stated maturity date [or anticipated repayment date, as applicable,] typically will depend upon its ability either to refinance the mortgage loan or to sell the mortgaged property at a price sufficient to permit repayment. A borrower’s ability to achieve either of these goals will be affected by a number of factors, including:

●	the availability of, and competition for, credit for commercial, multifamily or manufactured housing community real estate projects, which fluctuate over time;
●	the prevailing interest rates;
●	the net operating income generated by the mortgaged property;
●	the fair market value of the related mortgaged property;
●	the borrower’s equity in the related mortgaged property;
●	significant tenant rollover at the related mortgaged properties (see “—Retail Properties Have Special Risks” and “—Office Properties Have Special Risks” above);
●	the borrower’s financial condition;
●	the operating history and occupancy level of the mortgaged property;
●	reductions in applicable government assistance/rent subsidy programs;
●	the tax laws; and
●	prevailing general and regional economic conditions.

[With respect to any mortgage loan that is part of a whole loan, the risks relating to balloon payment obligations are enhanced by the existence and amount of the related companion loans.]

None of the sponsors, any party to the pooling and servicing agreement or any other person will be under any obligation to refinance any mortgage loan. However, in order to maximize recoveries on defaulted mortgage loans, the pooling and servicing agreement permits the special servicer (and the pooling and servicing agreement governing the servicing of a non-serviced whole loan may permit the related special servicer) to extend and modify mortgage loans in a manner consistent with the servicing standard, subject to the limitations described under “Pooling and Servicing Agreement—Realization Upon Mortgage Loans” and “—Modifications, Waivers and Amendments”.

Neither the master servicer nor the special servicer will have the ability to extend or modify a non-serviced mortgage loan because such mortgage loan is being serviced by a master servicer or special servicer pursuant to the pooling and servicing agreement governing the servicing of the applicable non-serviced whole loan. See “Pooling and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan”.

We cannot assure you that any extension or modification will increase the present value of recoveries in a given case. Whether or not losses are ultimately sustained, any delay in collection of a balloon payment that would otherwise be distributable on your certificates,

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whether such delay is due to borrower default or to modification of the related mortgage loan, will likely extend the weighted average life of your certificates.

In any event, we cannot assure you that each borrower under a balloon loan will have the ability to repay the principal balance of such mortgage loan on the related maturity date or anticipated repayment date, as applicable.

See “Description of the Mortgage Pool—Mortgage Pool Characteristics”.

[Risks Relating to Floating Rate Mortgage Loans]

[The mortgage loans that bear interest at a floating rate based on [the Secured Overnight Financing Rate (“SOFR”)] or [___] will generally increase as interest rates rise. In contrast, income from the related mortgaged properties may not rise significantly as interest rates rise. Accordingly, the debt service coverage ratio of those mortgage loans will generally be adversely affected by rising interest rates, and the borrower’s ability to make all payments due on such mortgage loans may be adversely affected.]

[Risks Related to Ground Leases and Other Leasehold Interests]

[With respect to certain mortgaged properties, the encumbered interest will be characterized as a “fee interest” if (i) the borrower has a fee interest in all or substantially all of the mortgaged property (provided that if the borrower has a leasehold interest in any portion of the mortgaged property, such portion is not material to the use or operation of the mortgaged property), or (ii) the mortgage loan is secured by the borrower’s leasehold interest in the mortgaged property as well as the borrower’s (or other fee owner’s) overlapping fee interest in the related mortgaged property.

Leasehold mortgage loans are subject to certain risks not associated with mortgage loans secured by a lien on the fee estate of the borrower. The most significant of these risks is that if the related borrower’s leasehold were to be terminated upon a lease default, the lender would lose its security in the leasehold interest. Generally, each related ground lease or a lessor estoppel requires the lessor to give the lender notice of the borrower’s defaults under the ground lease and an opportunity to cure them, permits the leasehold interest to be assigned to the lender or the purchaser at a foreclosure sale, in some cases only upon the consent of the lessor, and contains certain other protective provisions typically included in a “mortgageable” ground lease, although not all these protective provisions are included in each case.

Upon the bankruptcy of a lessor or a lessee under a ground lease, the debtor has the right to assume or reject the lease. If a debtor lessor rejects the lease, the lessee has the right pursuant to the federal bankruptcy code to treat such lease as terminated by rejection or remain in possession of its leased premises for the rent otherwise payable under the lease for the remaining term of the ground lease (including renewals) and to offset against such rent any damages incurred due to the landlord’s failure to perform its obligations under the lease. If a debtor lessee/borrower rejects any or all of the lease, the leasehold lender could succeed to the lessee/borrower’s position under the lease only if the lease specifically grants the lender such right. If both the lessor and the lessee/borrower are involved in bankruptcy proceedings, the issuing entity may be unable to enforce the bankrupt lessee/borrower’s pre-petition agreement to refuse to treat a ground lease rejected by a bankrupt lessor as terminated. In such circumstances, a ground lease could be terminated notwithstanding lender protection provisions contained in the ground lease or in the mortgage.

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Some of the ground leases securing the mortgage loans may provide that the ground rent payable under the related ground lease increases during the term of the mortgage loan. These increases may adversely affect the cash flow and net income of the related borrower.

In the event a ground lessee is a debtor in a bankruptcy proceeding, a leasehold lender could lose its security unless (i) the leasehold lender holds a fee mortgage, (ii) the ground lease requires the lessor to enter into a new lease with the leasehold lender upon termination or rejection of the ground lease, or (iii) the bankruptcy court, as a court of equity, allows the leasehold lender to assume the ground lessee’s obligations under the ground lease and succeed to the ground lessee’s position. Although not directly covered by the 1994 amendments to the federal bankruptcy code, such a result would be consistent with the purpose of the 1994 amendments to the federal bankruptcy code granting the holders of leasehold mortgages permitted under the terms of the lease the right to succeed to the position of a leasehold mortgagor. Although consistent with the federal bankruptcy code, such position may not be adopted by the applicable bankruptcy court.

Further, in a decision by the United States Court of Appeals for the Seventh Circuit (Precision Indus. v. Qualitech Steel SBQ, LLC, 327 F.3d 537 (7th Cir. 2003)) the court ruled with respect to an unrecorded lease of real property that where a sale of the fee interest in leased property occurs under the federal bankruptcy code upon the bankruptcy of a landlord, such sale terminates a lessee’s possessory interest in the property, and the purchaser assumes title free and clear of any interest, including any leasehold estates. Pursuant to the federal bankruptcy code, a lessee may request the bankruptcy court to prohibit or condition the sale of the property so as to provide adequate protection of the leasehold interest; however, the court ruled that this provision does not ensure continued possession of the property, but rather entitles the lessee to compensation for the value of its leasehold interest, typically from the sale proceeds. While there are certain circumstances under which a “free and clear” sale under the federal bankruptcy code would not be authorized (including that the lessee could not be compelled in a legal or equitable proceeding to accept a monetary satisfaction of his possessory interest, and that none of the other conditions of the federal bankruptcy code otherwise permits the sale), we cannot assure you that those circumstances would be present in any proposed sale of a leased premises. As a result, we cannot assure you that, in the event of a sale of leased property pursuant to the federal bankruptcy code, the lessee will be able to maintain possession of the property under the ground lease. In addition, we cannot assure you that the lessee and/or the lender will be able to recoup the full value of the leasehold interest in bankruptcy court. Most of the ground leases contain standard protections typically obtained by securitization lenders. Certain of the ground leases with respect to a mortgage loan included in the issuing entity may not. See representation and warranty number [__] in Annex D-1 and the representation exceptions identified in Annex D-2.

Except as noted in this prospectus, each of the ground leases has a term that extends at least 20 years beyond the maturity date of the mortgage loan (taking into account all freely exercisable extension options) and contains customary mortgagee protection provisions, including notice and cure rights and the right to enter into a new lease with the applicable ground lessor in the event a ground lease is rejected or terminated.

Some of the ground leases securing the mortgage loans may provide that the ground rent payable under the related ground lease increases during the term of the mortgage loan. These increases may have a material effect on the cash flow and net income of the related borrower.

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With respect to certain of the mortgage loans, the related borrower may have given to certain lessors under the related ground lease a right of first refusal in the event a sale is contemplated or an option to purchase all or a portion of the mortgaged property and these provisions, if not waived, may impede the mortgagee’s ability to sell the related mortgaged property at foreclosure or adversely affect the foreclosure process.]

See “Certain Legal Aspects of Mortgage Loans—Bankruptcy Laws”.

[Leased Fee Properties Have Special Risks]

[Land subject to a ground lease presents special risks. In such cases, where the borrower owns the fee interest but not the related improvements, such borrower will only receive the rental income from the ground lease and not from the operation of any related improvements. Any default by the ground lessee would adversely affect the borrower’s ability to make payments on the related mortgage loan. While ground leases may contain certain restrictions on the use and operation of the related mortgaged property, the ground lessee generally enjoys the rights and privileges of a fee owner, including the right to construct, alter and remove improvements and fixtures from the land and to assign and sublet the ground leasehold interest. However, the borrower has the same risk of interruptions in cash flow if such ground lessee defaults under its lease as it would on another single tenant commercial property, without the control over the premises that it would ordinarily have as landlord. In addition, in the event of a condemnation, the borrower would only be entitled to an allocable share of the condemnation proceeds. Furthermore, the insurance requirements are often governed by the terms of the ground lease and, in some cases, certain tenants or subtenants may be allowed to self-insure. The ground lessee is commonly permitted to mortgage its ground leasehold interest, and the leasehold lender will often have notice and cure rights with respect to material defaults under the ground lease. In addition, leased fee interests are less frequently purchased and sold than other interests in commercial real property. It may be difficult for the issuing entity, if it became a foreclosing lender, to sell the fee interests if the tenant and its improvements remain on the land. In addition, if the improvements are nearing the end of their useful life, there could be a risk that the tenant defaults in lieu of performing any obligations it may otherwise have to raze the structure and return the land in raw form to the developer. Furthermore, leased fee interests are generally subject to the same risks associated with the property type of the ground lessee’s use of the premises because that use is a source of revenue for the payment of ground rent.]

Increases in Real Estate Taxes May Reduce Available Funds

Certain of the mortgaged properties securing the mortgage loans have or may in the future have the benefit of reduced real estate taxes in connection with a local government “payment in lieu of taxes” program or other tax abatement arrangements. Upon the expiration of such programs or if such programs were otherwise terminated, the related borrower would be required to pay higher, and in some cases substantially higher, real estate taxes. Prior to the expiration of such program, the tax benefit to the mortgaged property may decrease throughout the term until the expiration of such program. An increase in real estate taxes may impact the ability of the borrower to pay debt service on the mortgage loan.

See “Description of the Mortgage Pool—Real Estate and Other Tax Considerations” for descriptions of real estate tax matters relating to certain mortgaged properties.

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State and Local Mortgage Recording Taxes May Apply Upon a Foreclosure or Deed in Lieu of Foreclosure and Reduce Net Proceeds

Many jurisdictions impose recording taxes on mortgages which, if not paid at the time of the recording of the mortgage, may impair the ability of the lender to foreclose the mortgage. Such taxes, interest, and penalties could be significant in amount and would, if imposed, reduce the net proceeds realized by the issuing entity in liquidating the real property securing the related mortgage loan.

[Risks Relating to Shari’ah Compliant Loans]

[Certain of the mortgage loans may be structured to comply with Islamic law (Shari’ah). The related borrower, which is a non-Shari’ah compliant party, holds the fee interest in the mortgaged property and is owned by [a U.S. division of the borrower sponsor]. The related borrower has master leased the related mortgaged property to a master lessee, which is directly or indirectly owned in whole or in part by certain investors of the Islamic faith. The rent payable pursuant to the applicable master lease is intended to cover the debt service payments required under the related mortgage loan, as well as (in some cases) reserve payments and any other sums due under the mortgage loan. [However, in the case of certain Shari’ah compliant mortgage loans, including the Shari’ah compliant mortgage loans included in the mortgage pool, the related master lease payments may not match, and therefore may not fully cover, the debt service payments, or do not cover reserve payments.] By its terms, the master lease is expressly subordinate to the related mortgage loan. However, in some cases, [including in the case of the Shari’ah compliant mortgage loans included in the mortgage pool,] the master lease may not provide that the lender is a beneficiary of the subordination provisions or may provide that the master tenant has no responsibility under the loan documents or to the lender. In such circumstances the master tenant may be able to assert defenses in the event that the lender seeks to terminate the master lease upon a foreclosure, which, if successful, could allow the master lease to remain in place and the master tenant to remain in control of the related property.

There is a risk that in a bankruptcy case of a master lessee, the master lease could be recharacterized as a financing lease in connection with an acquisition of the mortgaged property by the master lessee. If such recharacterization occurred, the master lessee could be deemed to own the fee interest in the related mortgaged property and the master lease would be viewed as a loan. In Shari’ah compliant mortgage loans, the master lessee typically does not grant a leasehold mortgage to the lender. Therefore, there is a risk that if the master lease were recharacterized as a financing lease, the lender could lose its mortgage on the property. To mitigate the effect of such recharacterization, (i) each master lessee has been formed and is obligated to continue as a single purpose entity, (ii) a bankruptcy by a master lessee is a “bad act” that would trigger guarantor liability under the recourse carveout guaranty for the related mortgage loan, (iii) the master lease is expressly subordinate to the related mortgage loan, and (iv) title insurance was obtained insuring that the related borrower is the fee owner of the related mortgaged property.

Shari’ah compliant loans may in some instances provide for an assignment of leases and rents from the related master tenant to the borrower, as landlord under the master lease, and a collateral assignment of such assignment of leases and rents from the borrower to the lender. However, under applicable state law, an assignment of leases and rents without a mortgage may not be enforceable. Accordingly, the lender may not have a perfected security interest in the leases and rents of the underlying tenants.

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The foregoing arrangements may adversely affect the ability of the lender to enforce the related mortgage loan or the amount received upon enforcement, particularly in the event of a bankruptcy of the borrower or master tenant.]

Interests and Incentives of the Originators, the Sponsors and Their Affiliates May Not Be Aligned With Your Interests

The originators, the sponsors and their affiliates (including certain of the underwriters) expect to derive ancillary benefits from this offering and their respective incentives may not be aligned with those of purchasers of the offered certificates. The sponsors originated [or purchased] the mortgage loans in order to securitize the mortgage loans by means of a transaction such as the offering of the offered certificates. The sponsors will sell the mortgage loans to the depositor (an affiliate of [Natixis Real Estate Capital LLC] [and] [Natixis, New York Branch], [one of] the sponsors and originators, [and of Natixis Securities Americas LLC, one of the underwriters]) on the closing date in exchange for cash, derived from the sale of the offered certificates to investors and/or in exchange for offered certificates. A completed offering would reduce the originators’ exposure to the mortgage loans. The originators made the mortgage loans with a view toward securitizing them and distributing the exposure by means of a transaction such as this offering of offered certificates. [In addition, certain mortgaged properties may have tenants that are affiliated with the related originator.] See “Description of the Mortgage Pool—Tenant Issues—Affiliated Leases”. This offering of offered certificates will effectively transfer the originators’ exposure to the mortgage loans to purchasers of the offered certificates.

The originators, the sponsors and their affiliates expect to receive various benefits, including compensation, commissions, payments, rebates, remuneration and business opportunities, in connection with or as a result of this offering of the offered certificates and their interests in the mortgage loans. The sponsors and their affiliates will effectively receive compensation, and may record a profit, in an amount based on, among other things, the amount of proceeds (net of transaction expenses) received from the sale of the offered certificates to investors relative to their investment in the mortgage loans. The benefits to the originators, the sponsors and their affiliates arising from the decision to securitize the mortgage loans may be greater than they would have been had other assets been selected.

Furthermore, the sponsors and/or their affiliates may benefit from a completed offering of the offered certificates because the offering would establish a market precedent and a valuation data point for securities similar to the offered certificates, thus enhancing the ability of the sponsors and their affiliates to conduct similar offerings in the future and permitting them to adjust the fair value of the mortgage loans or other similar assets or securities held on their balance sheet, including increasing the carrying value or avoiding decreasing the carrying value of some or all of such similar positions.

[In some cases, the originators, the sponsors or their affiliates are the holders of the mezzanine loans, subordinate loans, unsecured loans and/or companion loans related to their mortgage loans. The originators, the sponsors and/or their respective affiliates may retain existing mezzanine loans, subordinate loans, unsecured loans and/or companion loans or originate future permitted mezzanine indebtedness, subordinate indebtedness or unsecured indebtedness with respect to the mortgage loans. These transactions may cause the originators, the sponsors and their affiliates or their clients or counterparties who purchase the mezzanine loans, subordinate loans, unsecured loans and/or companion loans, as applicable, to have economic interests and incentives that do not align with, and that may be directly contrary to, those of an investor in the offered certificates. In addition, these transactions or actions taken to maintain, adjust or unwind any positions in the future, may, individually or in the aggregate, have a material effect on the market for the

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offered certificates (if any), including adversely affecting the value of the offered certificates, particularly in illiquid markets. The originators, the sponsors and their affiliates will have no obligation to take, refrain from taking or cease taking any action with respect to such companion loans or any existing or future mezzanine loans, subordinate loans and/or unsecured loans, based on the potential effect on an investor in the offered certificates, and may receive substantial returns from these transactions. In addition, the originators, the sponsors or any of their respective affiliates may benefit from certain relationships, including financial dealings, with any borrower, any non-recourse carveout guarantor or any of their respective affiliates, aside from the origination of mortgage loans or contribution of mortgage loans into this securitization. Conflicts may also arise because the sponsors and their respective affiliates intend to continue to actively acquire, develop, operate, finance and dispose of real estate-related assets in the ordinary course of their businesses. During the course of their business activities, the sponsors and their respective affiliates may acquire, sell or lease properties, or finance loans secured by properties, which may include the properties securing the mortgage loans or properties that are in the same markets as the mortgaged properties. Such other properties, similar to other third party owned real estate, may compete with the mortgaged properties for existing and potential tenants. The sponsors may also, from time to time, be among the tenants at the mortgaged properties, and they should be expected to make occupancy-related decisions based on their self-interest and not that of the issuing entity. We cannot assure you that the activities of these parties with respect to such other properties will not adversely impact the performance of the mortgaged properties.]

In addition, certain of the mortgage loans included in the issuing entity may have been refinancings of debt previously held by a sponsor, an originator or one of their respective affiliates, or a sponsor, an originator or one of their respective affiliates may have or have had equity investments in the borrowers or mortgaged properties under certain of the mortgage loans included in the issuing entity. Each of the sponsors, the originators and their respective affiliates have made and/or may make loans to, or equity investments in, affiliates of the borrowers under the related mortgage loans. In the circumstances described above, the interests of the sponsors, the originators and their respective affiliates may differ from, and compete with, the interests of the issuing entity.

Further, various originators, sponsors and their respective affiliates are acting in multiple capacities in or with respect to this transaction, which may include, without limitation, acting as one or more transaction parties or a subcontractor or vendor of such party, participating in or contracting for interim servicing and/or custodial services with certain transaction parties, providing warehouse financing to, or receiving warehouse financing from, certain other originators or sponsors prior to transfer of the related mortgage loans to the issuing entity, and/or conducting due diligence on behalf of an investor with respect to the mortgage loans prior to their transfer to the issuing entity.

[Additionally, [__] is expected to be appointed as the initial risk retention consultation party. The risk retention consultation party may, on a strictly non-binding basis, consult with the special servicer and recommend that the special servicer take actions that conflict with the interests of holders of certain classes of the certificates. However, the special servicer is not required to follow any such recommendations or take directions from the risk retention consultation parties and is not permitted to take actions that are prohibited by law or that violate the servicing standard or the terms of the mortgage loan documents. The risk retention consultation party and the holders of the [Class VRR certificates][VRR interest] may have interests that are in conflict with those of the certificateholders, in particular if the risk retention consultation party or any such certificateholder has financial interests in or other financial dealings (as a lender or otherwise) with a borrower or an affiliate of a

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borrower. In order to minimize the effect of certain of these conflicts of interest, for so long as any borrower party is the risk retention consultation party, then the risk retention consultation party will not have consultation rights. See “Credit Risk Retention”.] [MAY BE INCLUDED IN DEALS WHERE THE SPONSOR SATISFIES ALL OR PART OF ITS RISK RETENTION OBLIGATIONS THROUGH RETENTION OF A VERTICAL INTEREST.]

For a description of certain of the foregoing relationships and arrangements that exist among the parties to this securitization, see “Certain Affiliations, Relationships And Related Transactions Involving Transaction Parties” and “Transaction Parties”.

These roles and other potential relationships may give rise to conflicts of interest as described in “—Interests and Incentives of the Underwriter Entities May Not Be Aligned With Your Interests”, “—Potential Conflicts of Interest in the Selection of the Underlying Mortgage Loans” and “—Other Potential Conflicts of Interest May Affect Your Investment” below. Each of the foregoing relationships and related interests should be considered carefully by you before you invest in any offered certificates.

[The Servicing of the Servicing Shift Whole Loan Will Shift to Other Servicers

The servicing of the [__] whole loan, a servicing shift whole loan, is expected to be governed by the pooling and servicing agreement for this securitization only temporarily, until the occurence of the applicable servicing shift securitization date. At that time, the servicing and administration of such servicing shift whole loan will shift to the servicing shift pooling and servicing agreement and will be governed exclusively by such servicing shift pooling and servicing agreement and the related intercreditor agreement. Neither the closing dates of such securitizations nor the identities of such servicing shift master servicers or servicing shift special servicers will be determined after the closing date of this securitization, as will the provisions of the servicing shift pooling and servicing agreements. Prospective investors should be aware that they will not have any control over the identity of the servicing shift master servicers or servicing shift special servicers, nor will they have any assurance as to the particular terms of such servicing shift pooling and servicing agreements except to the extent of compliance with the requirements of the related intercreditor agreement. Moreover, the directing certificateholder for this securitization will not have any consent or consultation rights with respect to the servicing of a servicing shift whole loan other than those limited consent and consultation rights as are provided in the related intercreditor agreement, and the holder of the related controlling pari passu companion loan or the controlling party in the related securitization of such controlling pari passu companion loan or such other party specified in the related intercreditor agreement may have rights similar to, or more expansive than, those granted to the directing certificateholder in this transaction. See “Description of the Mortgage Pool—The Whole Loans—The Serviced Pari Passu Whole Loan” and “—The Non-Serviced Whole Loan”.]

Risks Related to Conflicts of Interest

Interests and Incentives of the Underwriter Entities May Not Be Aligned With Your Interests

The activities and interests of the underwriters and their respective affiliates (collectively, the “Underwriter Entities”) will not align with, and may in fact be directly contrary to, those of the offered certificateholders. The Underwriter Entities are each part of separate global investment banking, securities and investment management firms that provide a wide range of financial services to a substantial and diversified client base that includes corporations, financial institutions, governments and high-net-worth individuals. As such, they actively make markets in and trade financial instruments for their own account

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and for the accounts of customers. These financial instruments include debt and equity securities, currencies, commodities, bank loans, indices, baskets and other products. The Underwriter Entities’ activities include, among other things, executing large block trades and taking long and short positions directly and indirectly, through derivative instruments or otherwise. The securities and instruments in which the Underwriter Entities take positions, or expect to take positions, include loans similar to the mortgage loans, securities and instruments similar to the offered certificates and other securities and instruments. Market making is an activity where the Underwriter Entities buy and sell on behalf of customers, or for their own account, to satisfy the expected demand of customers. By its nature, market making involves facilitating transactions among market participants that have differing views of securities and instruments. Any short positions taken by the Underwriter Entities and/or their clients through marketing or otherwise will increase in value if the related securities or other instruments decrease in value, while positions taken by the Underwriter Entities and/or their clients in credit derivative or other derivative transactions with other parties, pursuant to which the Underwriter Entities and/or their clients sell or buy credit protection with respect to one or more classes of the offered certificates, may increase in value if the offered certificates default, are expected to default, or decrease in value.

The Underwriter Entities and their clients acting through them may execute such transactions, modify or terminate such derivative positions and otherwise act with respect to such transactions, and may exercise or enforce, or refrain from exercising or enforcing, any or all of their rights and powers in connection therewith, notwithstanding that, consistent with applicable laws, including Rule 192 described below, any such action might have an adverse effect on the offered certificates or the certificateholders. Additionally, none of the Underwriter Entities will have any obligation to disclose any of these securities or derivatives transactions to you in your capacity as a certificateholder. Although Securities Act Rule 192 (Prohibition Against Conflicts of Interest in Certain Securitizations) prohibits underwriters, sponsors and certain other securitization participants from engaging in certain “conflicted transactions”, including certain short sale and credit derivatives transactions, that rule contains exceptions for certain market-making transactions, risk-mitigating hedging transactions and liquidity commitment transactions. As a result, it is possible that the Underwriter Entities, consistent with applicable laws, including Rule 192, nonetheless may take positions that are inconsistent with, or adverse to, the investment objectives of investors in the offered certificates.

As a result of the Underwriter Entities’ various financial market activities, [including acting as a research provider, investment advisor, market maker or principal investor], you should expect that personnel in various businesses throughout the Underwriter Entities will have and express research or investment views and make recommendations that are inconsistent with, or adverse to, the objectives of investors in the offered certificates.

If an Underwriter Entity becomes a holder of any of the offered certificates, through market-making activity or otherwise, any actions that it takes in its capacity as a certificateholder, including voting, providing consents or otherwise will not necessarily be aligned with the interests of other holders of the same class or other classes of the offered certificates. To the extent an Underwriter Entity makes a market in the offered certificates (which it is under no obligation to do), it would expect to receive income from the spreads between its bid and offer prices for the offered certificates. The price at which an Underwriter Entity may be willing to purchase offered certificates, if it makes a market, will depend on market conditions and other relevant factors and may be significantly lower than the issue price for the certificates and significantly lower than the price at which it may be willing to sell offered certificates.

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In addition, none of the Underwriter Entities will have any obligation to monitor the performance of the offered certificates or the actions of the parties to the pooling and servicing agreement and will have no authority to advise any party to the pooling and servicing agreement or to direct their actions.

Furthermore, [each] Underwriter Entity expects that a completed offering will enhance its ability to assist clients and counterparties in the transaction or in related transactions (including assisting clients in additional purchases and sales of the offered certificates and hedging transactions). The Underwriter Entities expect to derive fees and other revenues from these transactions. In addition, participating in a successful offering and providing related services to clients may enhance the Underwriter Entities’ relationships with various parties, facilitate additional business development, and enable them to obtain additional business and generate additional revenue.

The Underwriter Entities are playing several roles in this transaction. Natixis Securities Americas LLC, one of the underwriters, is an affiliate of [the depositor, and] [Natixis Real Estate Capital LLC, a sponsor and originator and warehouse lender to [_________]] [Natixis, New York Branch, a sponsor and originator and warehouse lender to [_________]]. See “Transaction Parties—The Sponsors and Mortgage Loan Sellers”. Each of the foregoing relationships should be considered carefully by you before you invest in any certificates.

Potential Conflicts of Interest of the Master Servicer and the Special Servicer

The pooling and servicing agreement provides that the mortgage loans serviced thereunder are required to be administered in accordance with the servicing standard without regard to ownership of any certificate by the master servicer, the special servicer or any of their respective affiliates. See “Pooling and Servicing Agreement—Servicing Standard”. The pooling and servicing agreement governing the servicing of the non-serviced whole loan provides that such non-serviced whole loan is required to be administered in accordance with a servicing standard that is generally similar to the servicing standard set forth in the pooling and servicing agreement. See “Pooling and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan”.

Notwithstanding the foregoing, the master servicer, a sub-servicer, the special servicer or any of their respective affiliates and, as it relates to servicing and administration of a non-serviced mortgage loan, each applicable master servicer, sub-servicer, special servicer or any of their respective affiliates under any pooling and servicing agreement governing the servicing of a non-serviced whole loan, may have interests when dealing with the mortgage loans that are in conflict with those of holders of the offered certificates, especially if the master servicer, a sub-servicer, the special servicer or any of their respective affiliates holds certificates or securities relating to any of the applicable companion loans, or has financial interests in or financial dealings with a borrower or a borrower sponsor.

Furthermore, nothing in the pooling and servicing agreement or otherwise will prohibit the master servicer or special servicer or an affiliate thereof from soliciting the refinancing of any of the mortgage loans. In the event that the master servicer or special servicer or an affiliate thereof refinances any of the mortgage loans included in the mortgage pool, an earlier than expected payoff of any such mortgage loan could occur, which would result in a prepayment that could have an adverse effect on the yield of the offered certificates. See “—Other Risks Relating to the Certificates—Your Yield May Be Affected by Defaults, Prepayments and Other Factors” in this prospectus.

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In order to minimize the effect of certain of these conflicts of interest as they relate to the special servicer, for so long as the special servicer obtains knowledge that it is a borrower party with respect to a mortgage loan, the special servicer will be required to resign as special servicer with respect to that mortgage loan and, prior to the occurrence and continuance of a control termination event under the pooling and servicing agreement, the directing certificateholder or the controlling class certificateholder on its behalf will be required to select a separate special servicer that is not a borrower party (referred to herein as an “excluded special servicer”) with respect to any excluded special servicer loan, unless such excluded special servicer loan is also an excluded loan. After the occurrence and during the continuance of a control termination event or at any time the applicable excluded special servicer loan is also an excluded loan, the resigning special servicer will be required to use reasonable efforts to select the related excluded special servicer. See “Pooling and Servicing Agreement—Replacement of the Special Servicer Without Cause”. Any excluded special servicer will be required to perform all of the obligations of the special servicer with respect to such excluded special servicer loan and will be entitled to all special servicing compensation with respect to such excluded special servicer loan earned during such time as the related mortgage loan is an excluded special servicer loan. While the special servicer will have the same access to information related to the excluded special servicer loan as it does with respect to the other mortgage loans, the special servicer will covenant in the pooling and servicing agreement that it will not directly or indirectly provide any information related to any excluded special servicer loan to a borrower party, any of the special servicer’s employees or personnel or any of its affiliates involved in the management of any investment in the related borrower party or the related mortgaged property or, to its actual knowledge, any non-affiliate that holds a direct or indirect ownership interest in the related borrower party, and will maintain sufficient internal controls and appropriate policies and procedures in place in order to comply with those obligations. Notwithstanding those restrictions, there can be no assurance that the related borrower party will not obtain sensitive information related to the strategy of any contemplated workout or liquidation related to an excluded special servicer loan.

Each of these relationships may create a conflict of interest. For instance, if the special servicer or its affiliate holds a subordinate class of certificates, the special servicer might seek to reduce the potential for losses allocable to those certificates from the mortgage loans by deferring acceleration in hope of maximizing future proceeds. However, that action could result in less proceeds to the issuing entity than would be realized if earlier action had been taken. In addition, no servicer is required to act in a manner more favorable to the offered certificates or any particular class of certificates than to the [SERIES DESIGNATION OF THIS TRANSACTION] non-offered certificates, any serviced companion loan holder [or the holder of any serviced companion loan securities]. In addition, in some cases, the master servicer or special servicer or their respective affiliates may be the holder of a mezzanine or subordinate loan related to a mortgage loan in the mortgage pool. Any such interest in a mezzanine or subordinate loan may result in economic interests and incentives that do not align with, and that may be directly contrary to, those of an investor in the offered certificates. In addition, these transactions or actions taken to maintain, adjust or unwind any positions in the future may, individually or in the aggregate, have a material effect on the market for the offered certificates (if any), including adversely affecting the value of the offered certificates, particularly in illiquid markets. In any such instance, neither the master servicer nor the special servicer will have any obligation to take, refrain from taking or cease taking any action with respect to any existing or future mezzanine or subordinate loans based on the potential effect on an investor in the offered certificates, and may receive substantial returns from these transactions.

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Each of the master servicer and the special servicer services and is expected to continue to service, in the ordinary course of its business, existing and new mortgage loans for third parties, including portfolios of mortgage loans similar to the mortgage loans. The real properties securing these other mortgage loans may be in the same markets as, and compete with, certain of the mortgaged properties securing the mortgage loans. Consequently, personnel of the master servicer or the special servicer, as applicable, may perform services, on behalf of the issuing entity, with respect to the mortgage loans at the same time as they are performing services, on behalf of other persons, with respect to other mortgage loans secured by properties that compete with the mortgaged properties securing the mortgage loans. In addition, the mortgage loan sellers will determine who will service mortgage loans that the mortgage loan sellers originate in the future, and that determination may be influenced by the mortgage loan seller’s opinion of servicing decisions made by the master servicer or special servicer under the pooling and servicing agreement including, among their things, the manner in which the master servicer or special servicer enforces breaches of representations and warranties against the related mortgage loan seller. This may pose inherent conflicts for the master servicer or the special servicer.

The special servicer may enter into one or more arrangements with the directing certificateholder, a controlling class certificateholder, [a serviced companion loan holder] or other certificateholders (or an affiliate or a third party representative of one or more of the preceding parties) to provide for a discount and/or revenue sharing with respect to certain of the special servicer compensation in consideration of, among other things, the special servicer’s appointment (or continuance) as special servicer under the pooling and servicing agreement and/or the related intercreditor agreement and limitations on the right of such person to replace the special servicer. See “—Other Potential Conflicts of Interest May Affect Your Investment” below.

Although the master servicer and the special servicer will be required to service and administer the mortgage loan pool in accordance with the servicing standard and, accordingly, without regard to their rights to receive compensation under the pooling and servicing agreement and without regard to any potential obligation to repurchase or substitute a mortgage loan if the master servicer or special servicer is a mortgage loan seller, the possibility of receiving additional servicing compensation in the nature of assumption and modification fees, the continuation of receiving fees to service or specially service a mortgage loan, or the desire to avoid a repurchase demand resulting from a breach of a representation and warranty or material document default may under certain circumstances provide the master servicer or the special servicer, as the case may be, with an economic disincentive to comply with this standard.

Each of the foregoing relationships should be considered carefully by you before you invest in any certificates.

Potential Conflicts of Interest of the Operating Advisor

[__________] has been appointed as the initial operating advisor with respect to all of the mortgage loans [other than the non-serviced mortgage loan]. See “Transaction Parties—The Operating Advisor”. In the normal course of conducting its business, the initial operating advisor and its affiliates have rendered services to, performed surveillance of, and negotiated with, numerous parties engaged in activities related to structured finance and commercial mortgage securitization. These parties may have included the depositor, the sponsors, the mortgage loan sellers, the originators, the certificate administrator, the trustee, the master servicer, the special servicer or the directing certificateholder or affiliates of any of those parties. These relationships may continue in the future. Each of these relationships, to the extent they exist, may involve a conflict of interest with respect

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to the initial operating advisor’s duties as operating advisor. We cannot assure you that the existence of these relationships and other relationships in the future will not impact the manner in which the initial operating advisor performs its duties under the pooling and servicing agreement.

[Although the initial operating advisor does not service mortgage loans or provide asset management services for owners of commercial mortgage loans, a successor operating advisor or its affiliates may have duties with respect to existing and new commercial and multifamily mortgage loans for itself, its affiliates or third parties, including portfolios of mortgage loans similar to the mortgage loans included in the issuing entity.] These other mortgage loans and the related mortgaged properties may be in the same markets as, or have owners, obligors or property managers in common with, one or more of the mortgage loans in the issuing entity and the related mortgaged properties. As a result of the investments and activities described above, the interests of any such successor operating advisor and its affiliates and their clients may differ from, and conflict with, the interests of the issuing entity. Consequently, personnel of any successor operating advisor may perform services, on behalf of the issuing entity, with respect to the mortgage loans at the same time as they are performing services, on behalf of other persons, with respect to other mortgage loans secured by properties that compete with the mortgaged properties securing the mortgage loans. Although the operating advisor is required to consider the servicing standard in connection with its activities under the pooling and servicing agreement, the operating advisor will not itself be bound by the servicing standard.

In addition, the operating advisor and its affiliates may have interests that are in conflict with those of offered certificateholders if the operating advisor or any of its affiliates has financial interests in or financial dealings with a borrower, a parent of a borrower or any of their affiliates. Each of these relationships may also create a conflict of interest.

Potential Conflicts of Interest of the Asset Representations Reviewer

[_______] has been appointed as the initial asset representations reviewer with respect to all of the mortgage loans [other than the non-serviced mortgage loan.] See “Transaction Parties—The Asset Representations Reviewer”. In the normal course of conducting its business, the initial asset representations reviewer and its affiliates have rendered services to, performed surveillance of, and negotiated with, numerous parties engaged in activities related to structured finance and commercial mortgage securitization. These parties may have included the depositor, the sponsors, the mortgage loan sellers, the originators, the certificate administrator, the trustee, the master servicer, the special servicer, the operating advisor or the directing certificateholder or affiliates of any of those parties. These relationships may continue in the future. Each of these relationships, to the extent they exist, may involve a conflict of interest with respect to the initial asset representations reviewer’s duties as asset representations reviewer. We cannot assure you that the existence of these relationships and other relationships in the future will not impact the manner in which the initial asset representations reviewer performs its duties under the pooling and servicing agreement.

In addition, the asset representations reviewer and its affiliates may have interests that are in conflict with those of offered certificateholders if the asset representations reviewer or any of its affiliates has financial interests in or financial dealings with a borrower, a parent of a borrower or any of their affiliates. Each of these relationships may also create a conflict of interest.

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Potential Conflicts of Interest of the Directing Certificateholder [and the Companion Loan Holders]

It is expected that an entity affiliated with [________] will be the initial directing certificateholder. The special servicer may, at the direction of the directing certificateholder (for so long as a control termination event does not exist), take actions with respect to the specially serviced mortgage loans administered under the pooling and servicing agreement that could adversely affect the holders of some or all of the classes of offered certificates. The directing certificateholder will be controlled by the controlling class certificateholders.

The controlling class certificateholders [and the holders of the companion loans or securities backed by such companion loans] may have interests in conflict with those of the other certificateholders. As a result, it is possible that the directing certificateholder on behalf of the controlling class certificateholders (for so long as a control termination event does not exist) [or the directing certificateholder (or equivalent entity) under the pooling and servicing agreement governing the servicing of the non-serviced whole loan] may direct the special servicer or the special servicer under such pooling and servicing agreement relating to the other securitization transaction, as the case may be, to take actions that conflict with the interests of holders of certain classes of the certificates. [Set forth below is the identity of the initial directing certificateholder (or equivalent entity) for each whole loan, the expected securitization trust holding the controlling note in such whole loan and the pooling and servicing agreement under which it is expected to be serviced.

Whole Loan	Servicing Pooling Agreement	Controlling Noteholder	Directing Certificateholder]

[The special servicer[, upon consultation with a serviced companion loan holder or its representative], [(or, with respect to any servicing shift whole loan prior to the related servicing shift securitization date, at the direction of the holder of the related controlling companion loan)], may take actions with respect to the related serviced whole loan that could adversely affect the holders of some or all of the classes of certificates, to the extent described under “Description of the Mortgage Pool—The Whole Loans”. In connection with the pari passu whole loans serviced under the pooling and servicing agreement for this securitization, the serviced companion loan holders do not have any duties to the holders of any class of certificates, and they may have interests in conflict with those of the certificateholders. As a result, it is possible that a serviced companion loan holder (solely with respect to the related serviced whole loan) may advise [(or, in the case of a controlling note holder of a servicing shift whole loan prior to the related servicing shift securitization date, direct)] the special servicer to take actions that conflict with the interests of holders of certain classes of the certificates. However, the special servicer is not permitted to take actions that are prohibited by law or violate the servicing standard or the terms of the mortgage loan documents. In addition, except as limited by certain conditions described under “Pooling and Servicing Agreement—Termination of Master Servicer and Special Servicer for Cause—Servicer Termination Events”, the special servicer may be replaced by the directing certificateholder for cause at any time and without cause (for so long as a control termination event does not exist and other than with respect to [(i)] any excluded loan [and (ii) any servicing shift whole loan]). See “Pooling and Servicing Agreement—The Directing Certificateholder” and “—Termination of Master Servicer and Special Servicer for Cause—Servicer Termination Events”.]]

[Similarly, with respect to each non-serviced mortgage loan, the applicable controlling class related to the securitization trust indicated in the chart above as the controlling noteholder [(or, after the applicable servicing shift securitization date, the securitization

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trust for the related controlling companion loan)] has certain consent and/or consultation rights with respect to a non-serviced mortgage loan under the pooling and servicing agreement governing the servicing of that non-serviced whole loan and have similar conflicts of interest with the holders of other certificates backed by the companion loans. See “Pooling and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan”.]

[With respect to the each Serviced AB Whole Loan, the holder of the related controlling subordinate companion loan will have certain rights with respect to the related whole loan under certain circumstances, including the right, prior to the occurrence and continuance of a control appraisal period under the related intercreditor agreement, to consent to various modifications and waivers or other matters affecting the related whole loan and certain actions and amendments to the mortgage loan documents proposed by the special servicer with respect to the related mortgage loan. In addition, each holder of a subordinate companion loan will have the right to purchase the related mortgage loan at any time that an event of default has occurred and is continuing under the mortgage loan. Additionally, prior to the occurrence and continuance of a control appraisal period under the related intercreditor agreement, the holder of the related controlling subordinate companion loan will also have the right under, and subject to the requirements of, the related intercreditor agreement to replace the special servicer with respect to such whole loan. See “Description of the Mortgage Pool—The Whole Loans—The Serviced AB Whole Loan” in this prospectus. In exercising those rights, no holder of a controlling subordinate companion loan has any obligation to consider the interests of, or impact of the exercise of such rights upon, the trust or the certificateholders.

The controlling noteholder, the directing certificateholder and their affiliates (and the directing certificateholder (or equivalent entity) under the pooling and servicing agreement governing the servicing of a non-serviced whole loan and their respective affiliates) may have interests that are in conflict with those of certain certificateholders, especially if the applicable controlling note holder, directing certificateholder or any of their affiliates holds certificates or companion loan securities, or has financial interests in or other financial dealings (as lender or otherwise) with a borrower or an affiliate of a borrower. In order to minimize the effect of certain of these conflicts of interest, for so long as any borrower party is the directing certificateholder or the holder of the majority of the controlling class (any such mortgage loan referred to in this prospectus as an “excluded loan”), the directing certificateholder will not have consent or consultation rights solely with respect to the related excluded loan (however, the directing certificateholder will be provided certain notices and certain information relating to such excluded loan as described in the pooling and servicing agreement). In addition, for so long as any borrower party is the directing certificateholder or a controlling class certificateholder, as applicable, the directing certificateholder or such controlling class certificateholder, as applicable, will not be given access to any excluded information solely relating to the related excluded loan and/or the related mortgaged properties pursuant to the terms of the pooling and servicing agreement. Notwithstanding those restrictions, there can be no assurance that the directing certificateholder or any controlling class certificateholder will not obtain sensitive information related to the strategy of any contemplated workout or liquidation related to an excluded loan or otherwise seek to exert its influence over the special servicer in the event an excluded loan becomes subject to a workout or liquidation. See “Description of the Certificates—Reports to Certificateholders; Certain Available Information”. Each of these relationships may create a conflict of interest.

The special servicer, in connection with obtaining the consent of, or upon consultation with, the directing certificateholder or a serviced companion loan holder or its representative, may take actions with respect to a related serviced whole loan that could

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adversely affect the holders of some or all of the classes of certificates, to the extent described under “Description of the Mortgage Pool—The Whole Loans”. In connection with a serviced whole loan, the related serviced companion loan holders do not have any duties to the holders of any class of certificates, and they may have interests in conflict with those of the certificateholders. As a result, it is possible that a serviced companion loan holder may advise the special servicer to take actions with respect to the related serviced whole loan that conflict with the interests of holders of certain classes of the certificates.

The purchase options that the holders of the [__] subordinate companion loans and the [__] subordinate companion loans hold pursuant to the related intercreditor agreements generally permit such holders to purchase the related defaulted whole loans as described in “Description of the Mortgage Pool—The Whole Loans—The Serviced AB Whole Loan—Purchase Option”. In addition, each such subordinate companion loan holder’s right to cure defaults under the related defaulted loan could delay the issuing entity’s ability to realize on or otherwise take action with respect to such defaulted loan.]

Potential Conflicts of Interest in the Selection of the Underlying Mortgage Loans

The anticipated initial investor in the Class [__], Class [__] and Class [__] certificates, which is referred to in this prospectus as the “b-piece buyer” (see “Pooling and Servicing Agreement—The Directing Certificateholder—General”), was given the opportunity by the sponsors to perform due diligence on the mortgage loans originally identified by the sponsors for inclusion in the issuing entity, and to request the [removal, re-sizing or change in the expected repayment dates] or other features of some or all of the mortgage loans. [The mortgage pool as originally proposed by the sponsors was adjusted based on certain of these requests.] In addition, the b-piece buyer [received or may receive price adjustments or cost mitigation arrangements in connection with accepting certain mortgage loans in the mortgage pool].

We cannot assure you that you or another investor would have made the same requests to modify the original pool as the b-piece buyer or that the final pool as influenced by the b-piece buyer’s feedback will not adversely affect the performance of your offered certificates and benefit the performance of the b-piece buyer’s certificates. Because of the differing subordination levels, the b-piece buyer has interests that may, in some circumstances, differ from those of purchasers of other classes of certificates, and may desire a portfolio composition that benefits the b-piece buyer but that does not benefit other investors. In addition, although Securities Act Rule 192 (Prohibition Against Conflicts of Interest in Certain Securitizations) may be applicable to actions taken by any entity with a contractual right to direct or cause the direction of the structure, design or assembly of any asset-backed security, or the composition of the underlying asset pool, the b-piece buyer may enter into hedging or other transactions or otherwise have business objectives that also could cause its interests with respect to the mortgage pool to diverge from those of other purchasers of the certificates. The b-piece buyer performed due diligence solely for its own benefit and has no liability to any person or entity for conducting its due diligence. The b-piece buyer is not required to take into account the interests of any other investor in the certificates in exercising remedies or voting or other rights in its capacity as owner of its certificates or in making requests or recommendations to the sponsors as to the selection of the mortgage loans and the establishment of other transaction terms. Investors are not entitled to rely on in any way the b-piece buyer’s acceptance of a mortgage loan. The b-piece buyer’s acceptance of a mortgage loan does not constitute, and may not be construed as, an endorsement of such mortgage loan, the underwriting for such mortgage loan or the originator of such mortgage loan.

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The b-piece buyer will have no liability to any certificateholder for any actions taken by it as described in the preceding two paragraphs.

The b-piece buyer, or an affiliate, will constitute the initial directing certificateholder. The directing certificateholder will have certain rights to direct and consult with the special servicer. In addition, the directing certificateholder will generally have certain consultation rights with regard to the non-serviced mortgage loan under the pooling and servicing agreement governing the servicing of such non-serviced whole loan and the related intercreditor agreement. See “Pooling and Servicing Agreement—The Directing Certificateholder” and “Description of the Mortgage Pool—The Whole Loans—The Non-Serviced Whole Loan—Consultation and Control”.

Because the incentives and actions of the b-piece buyers may, in some circumstances, differ from or be adverse to those of purchasers of the offered certificates, you are advised and encouraged to make your own investment decision based on a careful review of the information set forth in this prospectus and your own view of the mortgage pool.

Conflicts of Interest May Occur as a Result of the Rights of the Applicable Directing Certificateholder To Terminate the Special Servicer of the Applicable Whole Loan

With respect to each whole loan, the directing certificateholder exercising control rights over that whole loan (or[, with respect to the servicing shift whole loan, the holder of the related controlling companion loan, and,] with respect to certain of the whole loans, the holder of the related subordinate companion loan prior to the occurrence and continuance of a control appraisal period under the related intercreditor agreement) will be entitled, under certain circumstances, to remove the special servicer under the pooling and servicing agreement governing the servicing of such whole loan and, in such circumstances, appoint a successor special servicer for such whole loan (or have certain consent rights with respect to such removal or replacement). The party with this appointment power may have special relationships or interests that conflict with those of the holders of one or more classes of certificates. In addition, that party does not have any duties to the holders of any class of certificates, may act solely in its own interests, and will have no liability to any certificateholders for having done so. No certificateholder may take any action against the directing certificateholder under the pooling and servicing agreement for this securitization or under the pooling and servicing agreement governing the servicing of a non-serviced whole loan], or against any other parties [(including, with respect to the [servicing shift whole loan or] A/B whole loan, the holder of the related controlling companion loan)] for having acted solely in their respective interests. See “Description of the Mortgage Pool—The Whole Loans” for a description of these rights to terminate the special servicer.

Other Potential Conflicts of Interest May Affect Your Investment

The managers of the mortgaged properties and the borrowers may experience conflicts in the management and/or ownership of the mortgaged properties because:

●	a [substantial] number of the mortgaged properties are managed by property managers affiliated with the respective borrowers;
●	these property managers also may manage and/or franchise additional properties, including properties that may compete with the mortgaged properties; and
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●	affiliates of the managers and/or the borrowers, or the managers and/or the borrowers themselves, also may own other properties, including competing properties.

None of the borrowers, property managers or any of their affiliates or any employees of the foregoing has any duty to favor the leasing of space in the mortgaged properties over the leasing of space in other properties, one or more of which may be adjacent to or near the mortgaged properties.

Each of the foregoing relationships should be considered carefully by you before you invest in any certificates.

Other Risks Relating to the Certificates

The Certificates Are Limited Obligations

The certificates, when issued, will only represent ownership interests in the issuing entity. The certificates will not represent an interest in or obligation of, and will not be guaranteed by, the sponsors, the depositor, or any other person. The primary assets of the issuing entity will be the mortgage loans, and distributions on any class of certificates will depend solely on the amount and timing of payments and other collections in respect of the mortgage loans. We cannot assure you that the cash flow from the mortgaged properties and the proceeds of any sale or refinancing of the mortgaged properties will be sufficient to pay the principal of, and interest on, the mortgage loans or to distribute in full the amounts of interest and principal to which the offered certificateholders will be entitled. See “Description of the Certificates—General”.

The Certificates May Have Limited Liquidity and the Market Value of the Certificates May Decline

Your certificates will not be listed on any national securities exchange or traded on any automated quotation systems of any registered securities association, and there is currently no secondary market for your certificates. The underwriters have no obligation to make a market in the offered certificates. We cannot assure you that an active secondary market for the offered certificates will develop. Additionally, one or more investors may purchase substantial portions of one or more classes of offered certificates. Accordingly, you may not have an active or liquid secondary market for your certificates.

The market value of the certificates will also be influenced by the supply of and demand for CMBS generally. A number of factors will affect investors’ demand for CMBS, including:

●	the availability of alternative investments that offer higher yields or are perceived as being a better credit risk than CMBS, or as having a less volatile market value or being more liquid than CMBS;
●	legal and other restrictions that prohibit a particular entity from investing in CMBS or limit the amount or types of CMBS that it may acquire or require it to maintain increased capital or reserves as a result of its investment in CMBS;
●	increased regulatory compliance burdens imposed on CMBS or securitizations generally, or on classes of securitizers, that may make securitization a less attractive financing option for commercial mortgage loans; and
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●	investors’ perceptions of commercial real estate lending or CMBS, which may be adversely affected by, among other things, a decline in real estate values or an increase in defaults and foreclosures on commercial mortgage loans.

We cannot assure you that your certificates will not decline in value.

Nationally Recognized Statistical Rating Organizations May Assign Different Ratings to the Certificates; Ratings of the Certificates Reflect Only the Views of the Applicable Rating Agencies as of the Dates Such Ratings Were Issued; Ratings May Affect ERISA Eligibility; Ratings May Be Downgraded

Ratings assigned to the offered certificates by the nationally recognized statistical rating organizations engaged by the depositor:

●	are based on, among other things, the economic characteristics of the mortgage loans and other relevant structural and economic features of the mortgaged properties and the structure of the transaction;
●	do not represent any assessment of the yield to maturity that a certificateholder may experience;
●	reflect only the views of the respective rating agencies as of the date such ratings were issued;
●	may be reviewed, revised, suspended, downgraded, qualified or withdrawn entirely by the applicable rating agency as a result of changes in or unavailability of information;
●	may have been determined based on criteria that included an analysis of historical mortgage loan data that may not reflect future experience;
●	may reflect assumptions by such rating agencies regarding performance of the mortgage loans that are not accurate, as evidenced by the significant amount of downgrades, qualifications and withdrawals of ratings assigned to previously issued CMBS by the hired rating agencies and other nationally recognized statistical rating organizations during the 2008 financial crisis; and
●	do not consider to what extent the offered certificates will be subject to prepayment or that the outstanding principal amount of any class of offered certificates will be prepaid.

We make no representation as to the suitability of any criteria established by the nationally recognized statistical rating organizations that assign ratings to any class of offered certificates or any other rating agencies, nor can we assure you that the criteria established by a nationally recognized statistical rating organizations that assign ratings to any class of offered certificates or any other rating agency will be followed in all circumstances (including, in each case, with respect to the certificates) or that they will be applied consistently across all securities analyzed by such nationally recognized statistical rating organizations that assign ratings to any class of offered certificates or any other rating agency. Any change in a rating agency’s criteria or methodology could result in a downgrade, withdrawal or qualification of any rating assigned to any securities rated by such rating agency or any other rating agency (including any class of certificates), despite the fact that such securities (or such class) might still be fully performing pursuant to the terms of the related securitization documents. We cannot assure you that any such downgrade, withdrawal or qualification of any rating assigned to any securities (including

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any class of certificates) will not adversely affect the market value of those certificates whose ratings have not been subject to such downgrade, withdrawal or qualification.

The nationally recognized statistical rating organizations that assign ratings to any class of offered certificates will establish the amount of credit support, if any, for such class of offered certificates based on, among other things, an assumed level of defaults, delinquencies and losses with respect to the related mortgage assets. Actual losses may, however, exceed the assumed levels. If actual losses on the related mortgage assets exceed the assumed levels, you may be required to bear the additional losses.

In addition, the rating of any class of offered certificates below an investment grade rating by any nationally recognized statistical rating organization, whether upon initial issuance of such class of certificates or as a result of a ratings downgrade, could adversely affect the ability of an employee benefit plan or other investor to purchase or retain those offered certificates. See “Certain ERISA Considerations” and “Legal Investment”.

Nationally recognized statistical rating organizations that were not engaged by the depositor to rate the offered certificates may nevertheless issue unsolicited credit ratings on one or more classes of offered certificates, relying on information they receive pursuant to Rule 17g-5 under the Securities Exchange Act of 1934, as amended, or otherwise. If any such unsolicited ratings are issued, we cannot assure you that they will not be different from any ratings assigned by a rating agency engaged by the depositor. The issuance of unsolicited ratings by any nationally recognized statistical rating organization on a class of the offered certificates that are lower than ratings assigned by a rating agency engaged by the depositor may adversely impact the liquidity, market value and regulatory characteristics of that class.

As part of the process of obtaining ratings for the offered certificates, the depositor had initial discussions with and submitted certain materials to [___] nationally recognized statistical rating organizations. Based on preliminary feedback from those nationally recognized statistical rating organizations at that time, the depositor selected [___] of those nationally recognized statistical rating organizations to rate certain classes of the certificates and not the other nationally recognized statistical rating organizations, due in part to their initial subordination levels for the various classes of the certificates. If the depositor had selected the other nationally recognized statistical rating organizations to rate the certificates, we cannot assure you that the ratings such other nationally recognized statistical rating organizations would have assigned to the certificates would not have been lower than the ratings assigned by the nationally recognized statistical rating organizations engaged by the depositor. [Further, in the case of [one] nationally recognized statistical rating organization, the depositor only requested ratings for certain classes of rated certificates, due in part to the final subordination levels provided by that nationally recognized statistical rating organization for the classes of certificates. If the depositor had selected that nationally recognized statistical rating organization to rate those other classes of rated certificates not rated by it, its ratings of those other certificates may have been different, and potentially lower, than those ratings ultimately assigned to those certificates by the other nationally recognized statistical rating organizations hired by the depositor.] In addition, the decision not to engage one or more other rating agencies in the rating of certain classes of certificates to be issued in connection with this transaction may negatively impact the liquidity, market value and regulatory characteristics of those classes of certificates. Although unsolicited ratings may be issued by any nationally recognized statistical rating organization, a nationally recognized statistical rating organization might be more likely to issue an unsolicited rating if it was not selected after having provided preliminary feedback to the depositor. Neither the depositor nor any other person or entity will have any duty to notify you if any other nationally recognized statistical rating

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organization issues, or delivers notice of its intention to issue, consolidated ratings on one or more classes of certificates after the date of this prospectus.

[Furthermore, the Securities and Exchange Commission may determine that any or all of the rating agencies engaged by the depositor to rate the certificates no longer qualifies as a nationally recognized statistical rating organization, or is no longer qualified to rate the certificates or may no longer rate similar securities for a limited period as a result of an enforcement action, and that determination may also have an adverse effect on the liquidity, market value and regulatory characteristics of the offered certificates. To the extent that the provisions of any mortgage loan or the pooling and servicing agreement condition any action, event or circumstance on the delivery of a rating agency confirmation, the pooling and servicing agreement will require delivery or deemed delivery of a rating agency confirmation only from the rating agencies engaged by the depositor to rate the certificates [or, in the case of a serviced whole loan, any related companion loan securities].

We are not obligated to maintain any particular rating with respect to the certificates, and the ratings initially assigned to the certificates by any or all of the rating agencies engaged by the depositor to rate the certificates could change adversely as a result of changes affecting, among other things, the mortgage loans, the mortgaged properties, the parties to the pooling and servicing agreement, or as a result of changes to ratings criteria employed by any or all of the rating agencies engaged by the depositor to rate the certificates. Although these changes would not necessarily be or result from an event of default on any mortgage loan, any adverse change to the ratings of the offered certificates would likely have an adverse effect on the market value, liquidity and/or regulatory characteristics of those certificates.

Further, certain actions provided for in loan agreements may require a rating agency confirmation be obtained from the rating agencies engaged by the depositor to rate the certificates [and, in the case of a serviced whole loan, any companion loan securities] as a precondition to taking such action. In certain circumstances, this condition may be deemed to have been met or waived without such a rating agency confirmation being obtained. In the event such an action is taken without a rating agency confirmation being obtained, we cannot assure you that the applicable rating agency will not downgrade, qualify or withdraw its ratings as a result of the taking of such action. See “Description of the Mortgage Pool—Certain Terms of the Mortgage Loans—’Due-On-Sale’ and ‘Due-On-Encumbrance’ Provisions”, “Pooling and Servicing Agreement—Rating Agency Confirmations” and “Ratings” for additional considerations regarding the ratings, including a description of the process of obtaining confirmations of ratings for the offered certificates.

[Recently, a number of rating agencies have downgraded certain regional banks and other financial institutions and have put others on watch for possible downgrade]. Under the terms of the pooling and servicing agreement, the certificate administrator and trustee are required to maintain certain minimum credit ratings, which may be satisfied in certain cases by the master servicer maintaining specified minimum credit ratings. Failure to maintain the ongoing rating requirements by the master servicer, certificate administrator or trustee may require the certificate administrator and trustee, as applicable, to resign and be replaced with an entity meeting those required ratings. See “Pooling and Servicing Agreement—Resignation and Removal of the Trustee and the Certificate Administrator”. If the certificate administrator and/or trustee were required to resign due to a credit rating downgrade or otherwise, we cannot assure you that an appropriate replacement could be identified or that a replacement would agree to the appointment or would be appointed within the time periods required in the pooling and servicing agreement. In addition, accounts established and maintained under the pooling and servicing agreement by the master servicer, the special servicer, the certificate administrator or any institution designated by those parties

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on behalf of the parties to the pooling and servicing agreement, including, in certain circumstances, borrower reserve accounts, are required to be held at institutions meeting certain eligibility criteria, including minimum long term and/or short term credit ratings depending on the time period funds will be held in those accounts. If an institution holding accounts established and maintained under the pooling and servicing agreement were downgraded below the applicable eligibility criteria and a rating agency confirmation was not delivered, those accounts may be required to be transferred to an institution satisfying the applicable eligibility criteria. Any downgrade or required replacement of the certificate administrator and/or trustee or required transfer of accounts may negatively impact the servicing and administration of the mortgage loans and may also adversely impact the performance, ratings, liquidity and/or value of your certificates.

Your Yield May Be Affected by Defaults, Prepayments and Other Factors

General

The yield to maturity on each class of offered certificates will depend in part on the following:

●	the purchase price for the offered certificates;
●	the rate and timing of principal payments on the mortgage loans (both voluntary and involuntary), [and the allocation of principal prepayments to the respective classes of offered certificates with certificate balances]; and
●	the allocation of shortfalls and losses on the mortgage loans to the respective classes of offered certificates.

For this purpose, principal payments include voluntary and involuntary prepayments, such as prepayments resulting from the application of loan reserves, property releases, casualty proceeds or condemnation awards, defaults and liquidations as well as principal payments resulting from repurchases due to material breaches of representations and warranties or material document defects [or purchases by a companion loan holder or mezzanine lender (if any) pursuant to a purchase option] or sales of defaulted mortgage loans.

Any changes in the weighted average lives of your certificates may adversely affect your yield. In general, if you buy a certificate at a premium, and principal distributions occur faster than expected, your actual yield to maturity will be lower than expected. If principal distributions are very high, holders of certificates purchased at a premium might not fully recover their initial investment. Conversely, if you buy a certificate at a discount and principal distributions occur more slowly than expected, your actual yield to maturity will be lower than expected.

Prepayments resulting in a shortening of weighted average lives of your certificates may be made at a time of low interest rates when you may be unable to reinvest the resulting payment of principal on your certificates at a rate comparable to the effective yield anticipated by you in making your investment in the certificates, while delays and extensions resulting in a lengthening of those weighted average lives may occur at a time of high interest rates when you may have been able to reinvest principal payments that would otherwise have been received by you at higher rates.

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In addition, the extent to which prepayments on the mortgage loans in the issuing entity ultimately affect the weighted average life of the certificates will depend on the terms of the certificates, more particularly:

●	a class of certificates that entitles the holders of those certificates to a disproportionately larger share of the prepayments on the mortgage loans increases the “call risk” or the likelihood of early retirement of that class if the rate of prepayment is relatively fast; and
●	a class of certificates that entitles the holders of the certificates to a disproportionately smaller share of the prepayments on the mortgage loans increases the likelihood of “extension risk” or an extended average life of that class if the rate of prepayment is relatively slow.

The Timing of Prepayments and Repurchases May Change Your Anticipated Yield

The rate at which voluntary prepayments occur on the mortgage loans will be affected by a variety of factors, including:

●	the terms of the mortgage loans, including, the length of any prepayment lockout period and the applicable yield maintenance charges and prepayment premiums and the extent to which the related mortgage loan terms may be practically enforced;
●	the level of prevailing interest rates;
●	the availability of credit for commercial real estate;
●	the master servicer’s or special servicer’s ability to enforce yield maintenance charges and prepayment premiums;
●	the failure to meet certain requirements for the release of escrows;
●	the occurrence of casualties or natural disasters; and
●	economic, demographic, tax, legal or other factors.

Although a yield maintenance charge or other prepayment premium provision of a mortgage loan is intended to create an economic disincentive for a borrower to prepay voluntarily a mortgage loan, we cannot assure you that mortgage loans that have such provisions will not prepay.

The extent to which the master servicer or the special servicer, if any, forecloses upon, takes title to and disposes of any mortgaged property related to a mortgage loan or sells defaulted mortgage loans will affect the weighted average lives of your certificates. If the master servicer or the special servicer, if any, forecloses upon a significant number of the related mortgage loans, and depending upon the amount and timing of recoveries from the related mortgaged properties or sells defaulted mortgage loans, your certificates may have a shorter weighted average life.

Delays in liquidations of defaulted mortgage loans and modifications extending the maturity of mortgage loans will tend to delay the payment of principal on the mortgage loans. The ability of the related borrower to make any required balloon payment typically will depend upon its ability either to refinance the mortgage loan or to sell the related mortgaged property. A significant number of the mortgage loans require balloon payments at maturity [or anticipated repayment date] and there is a risk that a number of those

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mortgage loans may default at maturity [or anticipated repayment date], or that the master servicer or the special servicer, if any, may extend the maturity of a number of those mortgage loans in connection with workouts. We cannot assure you as to the borrowers’ abilities to make mortgage loan payments on a full and timely basis, including any balloon payments at maturity [[or anticipated repayment date]. Bankruptcy of the borrower or adverse conditions in the market where the mortgaged property is located may, among other things, delay the recovery of proceeds in the case of defaults. Losses on the mortgage loans due to uninsured risks or insufficient hazard insurance proceeds may create shortfalls in distributions to offered certificateholders. Any required indemnification payment to a party to the pooling and servicing agreement in connection with legal actions relating to the issuing entity, the related agreements or the certificates may also result in shortfalls.

See “—Risks Relating to the Mortgage Loans—Risks Relating to Enforceability of Yield Maintenance Charges, Prepayment Premiums or Defeasance Provisions” above and “Description of the Mortgage Pool—Certain Terms of the Mortgage Loans—Prepayment Protections and Certain Involuntary Prepayments”.

In addition, if a sponsor repurchases a mortgage loan from the issuing entity due to a material breach of one or more of its representations or warranties or a material document defect, the repurchase price paid will be passed through to the holders of the certificates with the same effect as if the mortgage loan had been prepaid in part or in full, and no yield maintenance charge or other prepayment premium would be payable. [Additionally, any mezzanine lender (if any), the holder of a subordinate companion loan [or, in the case of a trust subordinate companion loan, the directing certificateholder for the [LOAN-SPECIFIC CLASS] certificates may have the option to purchase the related mortgage loan after certain defaults, and the purchase price may not include any yield maintenance charges or prepayment premiums. As a result of such a repurchase or purchase, investors in the [INTEREST-ONLY CLASSES] certificates and any other certificates purchased at a premium might not fully recoup their initial investment. A repurchase, a prepayment or the exercise of a purchase option may adversely affect the yield to maturity on your certificates.] In this respect, see “Description of the Mortgage Loan Purchase Agreements” and “Pooling and Servicing Agreement—Realization Upon Mortgage Loans”.

The certificates with notional amounts will not be entitled to distributions of principal but instead will accrue interest on their respective notional amounts. Because the notional amount of the certificates indicated in the table below is based upon the outstanding certificate balances of the related classes of certificates, the yield to maturity on the indicated certificates will be extremely sensitive to the rate and timing of prepayments of principal, liquidations and principal losses on the mortgage loans to the extent allocated to the related certificates.

Interest-Only Class of Certificates	Underlying Class or Trust Components

A rapid rate of principal prepayments, liquidations and/or principal losses on the mortgage loans could result in the failure to recoup the initial investment in the [INTEREST-ONLY CLASS] and/or [INTEREST-ONLY CLASS] certificates. Investors in the [INTEREST-ONLY CLASSES] certificates should fully consider the associated risks, including the risk that an extremely rapid rate of amortization, prepayment or other liquidation of the mortgage loans could result in the failure of such investors to recoup fully their initial investments. The yield to maturity of the certificates with notional amounts may be adversely affected by

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the prepayment of mortgage loans with higher net mortgage loan rates. See “Yield and Maturity Considerations—Yield on the Certificates with Notional Amounts”.

[Your Yield May Be Adversely Affected By Prepayments Resulting From Earnout Reserves

With respect to certain mortgage loans, earnout escrows may have been established at origination, which funds may be released to the related borrower upon satisfaction of certain conditions. If such conditions with respect to any such mortgage loan are not satisfied, the amounts reserved in such escrows [may be][are required to be] applied to the payment of the mortgage loan, which would have the same effect on the offered certificates as a prepayment of the mortgage loan, except that such application of funds would not be accompanied by any prepayment premium or yield maintenance charge. See Annex A-1. The pooling and servicing agreement will provide that unless required by the mortgage loan documents, the master servicer will not apply such amounts as a prepayment if no event of default has occurred.]

Losses and Shortfalls May Change Your Anticipated Yield

If losses on the mortgage loans exceed the aggregate certificate balance of the classes of certificates subordinated to a particular class, that class will suffer a loss equal to the full amount of the excess (up to the outstanding certificate balance of that class). Even if losses on the mortgage loans are not borne by your certificates, those losses may affect the weighted average life and yield to maturity of your certificates.

For example, certain shortfalls in interest as a result of involuntary prepayments may reduce the funds available to make payments on your certificates. In addition, if the master servicer, the special servicer or the trustee reimburses itself [(or a master servicer, special servicer, trustee or other party to a pooling and servicing agreement governing the servicing of the non-serviced whole loan)] out of general collections on the mortgage loans included in the issuing entity for any advance that it (or any such other party) has determined is not recoverable out of collections on the related mortgage loan, then to the extent that this reimbursement is made from collections of principal on the mortgage loans in the issuing entity, that reimbursement will reduce the amount of principal available to be distributed on the certificates and will result in a reduction of the certificate balance (or notional amount) of certain classes of subordinate certificates. See “Description of the Certificates—Distributions”. Likewise, if the master servicer or the trustee reimburses itself out of principal collections on the mortgage loans for any workout-delayed reimbursement amounts, that reimbursement will reduce the amount of principal available to be distributed on the certificates on that distribution date. This reimbursement would have the effect of reducing current payments of principal on the offered certificates (other than the certificates with notional amounts and the Class R [and Class [ARD]] certificates) and extending the weighted average lives of the offered certificates with certificate balances. See “Description of the Certificates—Distributions”.

In addition, to the extent losses are realized on the mortgage loans, first the Class [__] certificates, then the Class [__] certificates, then the Class [__] certificates, then the Class [__] certificates, [then the Class [__] certificates, then the Class [C] trust component (and correspondingly, the Class [C] certificates and the Class [EC] certificates, pro rata based on their respective percentage interests in the Class [C] trust component), then the Class [B] trust component (and correspondingly, the Class [B] certificates and the Class [EC] certificates, pro rata based on their respective percentage interests Class [B] trust component), then the Class [A] trust component (and correspondingly, the Class [A] certificates and the Class [EC] certificates, pro rata based on their respective percentage

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interests in the Class [A] trust component)] and, then pro rata, the Class [__] and Class [__] certificates, based on their respective certificate balances, will bear such losses up to an amount equal to the respective outstanding certificate balance of that class. [A reduction in the certificate balance of the Class [__] or Class [__] certificates or the Class [A], Class [B], and Class [C] trust components will result in a corresponding reduction in the notional amount of the [INTEREST-ONLY CLASS] certificates.] A reduction in the certificate balance of the Class [A], Class [B], and Class [C] trust components will result in a corresponding reduction in the notional amount of the [INTEREST-ONLY CLASS] certificates. We make no representation as to the anticipated rate or timing of prepayments (voluntary or involuntary) or rate, timing or amount of liquidations or losses on the mortgage loans or as to the anticipated yield to maturity of any such offered certificate. See “Yield and Maturity Considerations”.

[The exchangeable certificates will be subject to a realized loss or shortfall on the Class [A], Class [B], and Class [C] trust components to the extent of their percentage interest in such trust component. See “Description of the Certificates—Distributions”.]

Risk of Early Termination

The issuing entity is subject to optional termination under certain circumstances. See “Pooling and Servicing Agreement—Termination; Retirement of Certificates”. In the event of this termination, you might receive some principal payments earlier than otherwise expected, which could adversely affect your anticipated yield to maturity.

Subordination of the Subordinated Certificates [and Class [EC] Certificates] Will Affect the Timing of Distributions and the Application of Losses on the Subordinated Certificates [and Class [EC] Certificates]

As described in this prospectus, the rights of the holders of [IDENTIFY SUBORDINATED CLASSES] certificates, [and the Class [EC] certificates in respect of its various trust components], to receive payments of principal and interest otherwise payable on their certificates will be subordinated to such rights of the holders of the more senior certificates having an earlier alphabetical or alphanumeric class designation [or trust components].

[If you acquire Class [A], Class [B], Class [C] or Class [EC] certificates, then your rights to receive distributions of amounts collected or advanced on or in respect of the mortgage loans will be subordinated to those of the holders of the [SENIOR CLASSES] certificates. [Describe subordination of Exchangeable Certificates.]

As a result, investors in those classes of certificates that are subordinated in whole or part to other classes of certificates will generally bear the effects of losses on the mortgage loans and unreimbursed expenses of the issuing entity before the holders of those other classes of certificates. See “Description of the Certificates—Distributions” and “—Subordination; Allocation of Realized Losses”.

[Pro Rata Allocation of Principal Between and Among the Subordinate Companion Loan and the Related Mortgage Loan Prior to a Material Mortgage Loan Event Default

With respect to a mortgage loan that is part of a whole loan with a subordinate companion loan, prior to the occurrence and continuance of a material mortgage loan event of default, any collections of scheduled principal payments and other unscheduled principal payments with respect to the related whole loan [(including any prepayment in connection with a release of a mortgaged property)] received from the related borrower will generally

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be allocated to such mortgage loan and the subordinate companion loan on a pro rata basis. Such pro rata distributions of principal will have the effect of reducing the total dollar amount of subordination provided to the offered certificates by the subordinate companion loan (including the loan specific certificates related to the trust subordinate companion loan).]

Your Lack of Control Over the Issuing Entity and the Mortgage Loans Could Adversely Affect Your Investment

You Have Limited Voting Rights

Except as described in this prospectus, you and other certificateholders generally do not have a right to vote and do not have the right to make decisions with respect to the administration of the issuing entity and the mortgage loans. With respect to mortgage loans [(other than mortgage loan that will be serviced under a separate pooling and servicing agreement)], those decisions are generally made, subject to the express terms of the pooling and servicing agreement for this transaction, by the master servicer, the special servicer, the trustee or the certificate administrator, as applicable, subject to any rights of the directing certificateholder under the pooling and servicing agreement for this transaction [and the rights of the holders of the related companion loans and mezzanine debt under the related intercreditor agreement. With respect to the non-serviced mortgage loan, you will generally not have any right to vote or make decisions with respect the non-serviced mortgage loan, and those decisions will generally be made by the master servicer or the special servicer under the pooling and servicing agreement governing the servicing of the non-serviced mortgage loan and the related companion loan, subject to the rights of the directing certificateholder appointed under such pooling and servicing agreement.] See “Pooling and Servicing Agreement” and “Description of the Mortgage Pool—The Whole Loans”. In particular, with respect to the risks relating to a modification of a mortgage loan, see “—Risks Relating to Modifications of the Mortgage Loans”.

In certain limited circumstances where certificateholders have the right to vote on matters affecting the issuing entity, in some cases, these votes are by certificateholders taken as a whole and in others the vote is by class. Your interests as an owner of certificates of a particular class may not be aligned with the interests of owners of one or more other classes of certificates in connection with any such vote. In addition, in all cases voting is based on the outstanding certificate balance, which is reduced by realized losses. In certain cases with respect to the termination of the special servicer and the operating advisor, certain voting rights will also be reduced by appraisal reduction amounts, as described below. These limitations on voting could adversely affect your ability to protect your interests with respect to matters voted on by certificateholders. See “Description of the Certificates—Voting Rights”. You will have no rights to vote on any servicing matters related to the mortgage loan that will be serviced under any pooling and servicing agreement governing the servicing of a non-serviced whole loan.

The Rights of the Directing Certificateholder and the Operating Advisor Could Adversely Affect Your Investment

The directing certificateholder will have certain consent and consultation rights with respect to certain matters relating to the mortgage loans (other than (i) [a non-serviced mortgage loan], (ii) any excluded loan and (iii) [prior to the occurrence and continuance of a control appraisal period under the related intercreditor agreement, the [__] whole loan)] and the right to replace the special servicer with or without cause (other than with respect to [(i) any servicing shift mortgage loan, (ii)] any excluded loan and [(iii)] prior to the occurrence and continuance of a control appraisal period under the related intercreditor

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agreement, the [__] whole loan)], except that if a control termination event (i.e., an event in which the certificate balance of the most senior class of certificates that is eligible to be a controlling class, as reduced by the application of cumulative appraisal reductions and realized losses, is less than 25% of its initial certificate balance) occurs and is continuing, the directing certificateholder will lose the consent rights and the right to replace the special servicer, and if a consultation termination event (i.e., an event in which the certificate balance of the most senior class of certificates that is eligible to be a controlling class (as reduced by the application of realized losses) is less than 25% of its initial certificate balance) occurs, then the directing certificateholder will lose the consultation rights. See “Pooling and Servicing Agreement—The Directing Certificateholder”.

These actions and decisions with respect to which the directing certificateholder has consent or consultation rights include, among others, certain modifications to the mortgage loans [or serviced whole loans] [(other than the servicing shift whole loan)], including modifications of monetary terms, foreclosure or comparable conversion of the related mortgaged properties, and certain sales of mortgage loans or REO properties for less than the outstanding principal amount plus accrued interest, fees and expenses. As a result of the exercise of these rights by the directing certificateholder, the special servicer may take actions with respect to a mortgage loan that could adversely affect the interests of investors in one or more classes of offered certificates.

[Similarly, with respect to a non-serviced mortgage loan, the special servicer under the pooling and servicing agreement governing the servicing of a non-serviced mortgage loan may, at the direction or upon the advice of the directing certificateholder of the related securitization trust holding the controlling note for the non-serviced whole loans or, with respect to the [__] mortgage loan, prior to a control appraisal event, the holder of the related controlling subordinate companion loan, as applicable, take actions with respect to such non-serviced mortgage loan and related companion loan that could adversely affect a non-serviced mortgage loan, and therefore, the holders of some or all of the classes of certificates.] [Similarly, with respect to the servicing shift whole loan, prior to the related servicing shift securitization date, the special servicer may, at the direction or upon the advice of the holder of the related controlling companion loan, take actions with respect to such whole loan that could adversely affect such whole loan, and therefore, the holders of some or all of the classes of certificates.] [The issuing entity (as the holder of a non-controlling note) will have limited consultation rights with respect to major decisions and the implementation of any recommended actions outlined in an asset status report relating to each non-serviced whole loan [(and each servicing shift whole loan)] and in connection with a sale of a defaulted loan, and such rights will be exercised by the directing certificateholder for this transaction so long as no consultation termination event has occurred and is continuing and by the operating advisor if a consultation termination event has occurred and is continuing]. See “Description of the Mortgage Pool—The Whole Loans—The Non-Serviced Whole Loan” and “Pooling and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan”.

Although the special servicer under the pooling and servicing agreement [and the special servicer for each non-serviced mortgage loan] are not permitted to take actions which are prohibited by law or violate the servicing standard under the [applicable] pooling and servicing agreement or the terms of the related loan documents, it is possible that the directing certificateholder (or equivalent entity) under such pooling and servicing agreement may direct or advise, as applicable, the related special servicer to take actions with respect to such mortgage loan that conflict with the interests of the holders of certain classes of the certificates.

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You will be acknowledging and agreeing, by your purchase of offered certificates, that the directing certificateholder [and the directing certificateholder under the pooling and servicing agreement governing the servicing of a non-serviced mortgage loan]:

(i)               may have special relationships and interests that conflict with those of holders of one or more classes of certificates;

(ii)            may act solely in the interests of the holders of the controlling class [(or, in the case of a non-serviced mortgage loan, the controlling class of the securitization trust formed under the pooling and servicing agreement governing the servicing of a non-serviced mortgage loan)];

(iii)         does not have any duties to the holders of any class of certificates other than the controlling class [(or, in the case of a non-serviced mortgage loan, the controlling class of the securitization trust formed under the pooling and servicing agreement governing the servicing of a non-serviced mortgage loan)];

(iv)          may take actions that favor the interests of the holders of the controlling class [(or, in the case of a non-serviced mortgage loan, the controlling class of the securitization trust formed under the pooling and servicing agreement governing the servicing of a non-serviced mortgage loan)] over the interests of the holders of one or more other classes of certificates; and

(v)             will have no liability whatsoever (other than to a controlling class certificateholder) for having so acted as set forth in clauses (i) – (iv) above, and that no certificateholder may take any action whatsoever against the directing certificateholder [or the directing certificateholder (if any) under the pooling and servicing agreement governing the servicing of the non-serviced mortgage loan] or any of their respective affiliates, directors, officers, employees, shareholders, members, partners, agents or principals for having so acted.

In addition, if a [control termination event] [operating advisor consultation event – APPLICABLE TO TRANSACTIONS THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST] has occurred and is continuing, then the operating advisor will have certain consultation rights with respect to certain matters relating to the mortgage loans [(other than a non-serviced mortgage loan)]. Further, [if a consultation termination event has occurred and is continuing,] [APPLICABLE TO TRANSACTIONS THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST] the operating advisor will have the right to recommend a replacement of a special servicer [at any time] as described under “Pooling and Servicing Agreement—The Operating Advisor” [and “—Replacement of the Special Servicer After Operating Advisor Recommendation and Certificateholder Vote”]. The operating advisor is generally required to act on behalf of the issuing entity and in the best interest of, and for the benefit of, the certificateholders [and, with respect to any serviced whole loan for the benefit of the holders of the related companion loan (as a collective whole as if the certificateholders and companion loan holders constituted a single lender)]. We cannot assure you that any actions taken by the special servicer as a result of a recommendation or consultation by the operating advisor will not adversely affect the interests of investors in one or more classes of certificates. [With respect to the non-serviced mortgage loan, the operating advisor appointed under the pooling and servicing agreement governing the servicing of the non-serviced mortgage loan will have similar rights and duties under such pooling and servicing agreement.] See “Pooling and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan”.

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You Have Limited Rights to Replace the Servicer, the Special Servicer, the Trustee, the Certificate Administrator, the Operating Advisor or the Asset Representations Reviewer

In general, the directing certificateholder [(other than with respect to any servicing shift whole loan)] will have the right to terminate and replace the special servicer with or without cause so long as no control termination event has occurred and is continuing and other than in respect of any excluded loan [or servicing shift whole loan] as described in this prospectus. After the occurrence and during continuance of a control termination event under the pooling and servicing agreement, the special servicer may also be removed in certain circumstances (x) if a request is made by certificateholders evidencing not less than 25% of the voting rights (taking into account the application of appraisal reduction amounts to notionally reduce the respective certificate balances [and considering each class of the Class [A], Class [B], and Class [C] certificates together with the Class [EC] certificates’ applicable percentage interest of the related Class [A], Class [B], and Class [C] trust components as a single “class” for such purpose of the certificates)] and (y) upon receipt of approval by certificateholders holding at least 66-2/3% of a quorum of the certificateholders (which is the holders of certificates evidencing at least 50% of the voting rights (taking into account the application of realized losses and the application of appraisal reductions to notionally reduce the respective certificate balances [[and considering each class of the Class [A], Class [B], and Class [C] certificates together with the Class [EC] certificates’ applicable percentage interest of the related Class [A], Class [B], and Class [C] trust components as a single “class” for such purpose))]. See “Pooling and Servicing Agreement—Replacement of Special Servicer Without Cause”.

The certificateholders will generally have no right to replace and terminate the master servicer, the trustee and the certificate administrator without cause. The vote of the requisite percentage of certificateholders may terminate the operating advisor or the asset representations reviewer without cause. The vote of the requisite percentage of the certificateholders will be required to replace the master servicer, the special servicer, the operating advisor and the asset representations reviewer even for cause, and certain termination events may be waived by the vote of the requisite percentage of the certificateholders. [The certificateholders will have no right to replace the master servicer or the special servicer of the pooling and servicing agreement relating to the non-serviced mortgage loan] We cannot assure that your lack of control over the replacement of these parties will not have an adverse impact on your investment.

[The Rights of Companion Loan Holders and Mezzanine Debt May Adversely Affect Your Investment

The holders of a pari passu companion loan relating to the serviced mortgage loans [(other than the controlling companion loan with respect to a servicing shift whole loan)] will have certain consultation rights (on a non-binding basis), [and, under certain circumstances prior to the related servicing shift securitization date, the holder of the controlling companion loan of a servicing shift whole loan will have consent rights with respect to major decisions relating to the related whole loan under the related intercreditor agreement.] Such companion loan holder and its representative may have interests in conflict with those of the holders of some or all of the classes of certificates, and may advise the special servicer to take actions that conflict with the interests of the holders of certain classes of the certificates. Although any such consultation is non-binding and the special servicer is not obligated to consult with the companion loan holder if required under the servicing standard, we cannot assure you that the exercise of the rights of such companion loan holder will not delay any action to be taken by the special servicer and will not adversely affect your investment.

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With respect to the mortgage loan that is subject to a subordinate companion loan, [the holders of the subordinate companion loan (or in the case of the trust subordinate companion loan, [the [LOAN SPECIFIC CLASS] certificates, as the holder of a beneficial interest in the trust subordinate companion loan)] will have the right under certain limited circumstances [(and acting through the directing certificateholder in the case of the [LOAN SPECIFIC CLASS] certificates)] to (i) cure certain defaults with respect to the related mortgage loan and to purchase (without payment of any yield maintenance charge or prepayment premium) the related mortgage loan and (ii) prior to the occurrence and continuance of an AB control appraisal period with respect to the subordinate companion loan, approve certain modifications and consent to certain actions to be taken with respect to the related whole loan. The rights of the holder of a subordinate companion loan could adversely affect your ability to protect your interests with respect to matters relating to the related mortgage loan. See “Description of the Mortgage Pool—The Whole Loans—The Serviced AB Whole Loan”.

With respect to mortgage loans that have mezzanine debt, the related mezzanine lender will have the right under certain limited circumstances to (i) cure certain defaults with respect to, and under certain default scenarios, purchase (without payment of any yield maintenance charge or prepayment premium) the related mortgage loan and (ii) so long as no event of default with respect to the related mortgage loan continues after the mezzanine lender’s cure right has expired, approve certain modifications and consent to certain actions to be taken with respect to the related mortgage loan. See “Description of the Mortgage Pool—Mortgage Pool Characteristics” and “—Additional Indebtedness”.

The purchase option that the holder of a subordinate companion loan or mezzanine debt holds pursuant to the related intercreditor agreement generally permits such holder to purchase its related defaulted mortgage loan for a purchase price generally equal to the outstanding principal balance of the related defaulted mortgage loan, together with accrued and unpaid interest (exclusive of default interest) on, and unpaid servicing expenses, protective advances and interest on advances related to, such defaulted mortgage loan. However, in the event such holder is not obligated to pay some or all of those fees and additional expenses, including any liquidation fee payable to the special servicer under the terms of the pooling and servicing agreement, then the exercise of such holder’s rights under the intercreditor agreement to purchase the related mortgage loan from the issuing entity may result in a loss to the issuing entity in the amount of those fees and additional expenses. In addition, such holder’s right to cure defaults under the related defaulted mortgage loan could delay the issuing entity’s ability to realize on or otherwise take action with respect to such defaulted mortgage loan.

In addition, with respect to a non-serviced mortgage loan, you will not have any right to vote with respect to any matters relating to the servicing and administration of a non-serviced mortgage loan; however, the directing certificateholder (or equivalent) of the related securitization trust holding the controlling note for the related non-serviced whole loan (or the holder of the related controlling companion loan) will have the right to vote or consent with respect to certain specified matters relating to the servicing and administration of such non-serviced mortgage loan. The interests of the securitization trust holding the controlling note (or the holder of the related controlling companion loan) may conflict with those of the holders of some or all of the classes of certificates, and accordingly the directing certificateholder (or equivalent entity) of such securitization trust (or the holder of the related controlling companion loan) may direct or advise the special servicer for the related securitization trust to take actions that conflict with the interests of the holders of certain classes of the certificates. See “Description of the Mortgage Pool—The Whole

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Loans—The Non-Serviced Whole Loan” and “Pooling and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan”.

You will be acknowledging and agreeing, by your purchase of offered certificates, that the companion loan holders:

●	may have special relationships and interests that conflict with those of holders of one or more classes of certificates;
●	may act solely in its own interests, without regard to your interests;
●	do not have any duties to any other person, including the holders of any class of certificates;
●	may take actions that favor its interests over the interests of the holders of one or more classes of certificates; and
●	will have no liability whatsoever for having so acted and that no certificateholder may take any action whatsoever against the companion loan holder or its representative or any director, officer, employee, agent or principal of the companion loan holder or its representative for having so acted.]

Risks Relating to Modifications of the Mortgage Loans

As delinquencies or defaults occur, the special servicer [and any sub-servicer] will be required to utilize an increasing amount of resources to work with borrowers to maximize collections on the mortgage loans serviced by it. This may include modifying the terms of such mortgage loans that are in default or whose default is reasonably foreseeable. At each step in the process of trying to bring a defaulted mortgage loan current or in maximizing proceeds to the issuing entity, the special servicer [and any sub-servicer] will be required to invest time and resources not otherwise required when collecting payments on performing mortgage loans. Modifications of mortgage loans implemented by the special servicer [or any sub-servicer] in order to maximize ultimate proceeds of such mortgage loans to the issuing entity may have the effect of, among other things, reducing or otherwise changing the mortgage rate, forgiving or forbearing payments of principal, interest or other amounts owed under the mortgage loan, extending the final maturity date of the mortgage loan, capitalizing or deferring delinquent interest and other amounts owed under the mortgage loan, forbearing payment of a portion of the principal balance of the mortgage loan or any combination of these or other modifications.

Any modified mortgage loan may remain in the issuing entity, and the modification may result in a reduction in (or may eliminate) the funds received with respect of such mortgage loan. In particular, any modification to reduce or forgive the amount of interest payable on the mortgage loan will reduce the amount of cash flow available to make distributions of interest on the certificates, which will likely impact the most subordinated classes of certificates which will suffer the shortfall. To the extent the modification defers principal payments on the mortgage loan (including as a result of an extension of its stated maturity date), certificates entitled to principal distributions will likely be repaid more slowly than anticipated, and if principal payments on the mortgage loan are forgiven, the reduction will cause a write-down of the certificate balances of the certificates in reverse order of seniority. See “Description of the Certificates—Subordination; Allocation of Realized Losses”.

The ability to modify mortgage loans by the special servicer may be limited by several factors. First, if the special servicer has to consider a large number of modifications, operational constraints may affect the ability of the special servicer to adequately address

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all of the needs of the borrowers. Furthermore, the terms of the pooling and servicing agreement may prohibit the special servicer from taking certain actions in connection with a loan modification, such as an extension of the loan term beyond a specified date such as a specified number of years prior to the rated final distribution date. You should consider the importance of the role of the special servicer in maximizing collections for the transaction and the impediments the special servicer may encounter when servicing delinquent or defaulted loans. In some cases, failure by a special servicer to timely modify the terms of a defaulted loan may reduce amounts available for distribution to the offered certificates. In addition, even if a loan modification is successfully completed, we cannot assure you that that the related borrower will continue to perform under the terms of the modified mortgage loan.

Modifications that are designed to maximize collections in the aggregate may adversely affect a particular class of certificates. The pooling and servicing agreement obligates the special servicer not to consider the interests of individual classes of certificates. You should note that in connection with considering a modification or other type of loss mitigation, the special servicer may incur or bear related out-of-pocket expenses, such as appraisal fees, which would be reimbursed to the special servicer from the transaction as servicing advances and paid from amounts received on the modified loan or from other mortgage loans in the mortgage pool but in each case, prior to distributions being made on the certificates.
Risk That Sponsors May Not Make Required Repurchases or Substitutions of Defective Mortgage Loans or Pay Any Loss of Value Payment Sufficient to Cover All Losses on a Defective Mortgage Loan

Each sponsor is the sole warranting party in respect of the mortgage loans sold by such sponsor to us. Neither we nor any of our affiliates (except [Natixis Real Estate Capital LLC][Natixis, New York Branch] in its capacity as a sponsor) is obligated to repurchase or substitute any mortgage loan or make any payment to compensate the issuing entity in connection with a breach of any representation or warranty of a sponsor or any document defect, if the sponsor defaults on its obligation to do so. We cannot assure you that the sponsors will effect such repurchases or substitutions or make such payment to compensate the issuing entity. [Certain of the][The] sponsors may have limited assets and may not have the financial ability to fulfill their repurchase or substitution obligations. See “Transaction Parties—The Sponsors and Mortgage Loan Sellers[—Natixis Real Estate Capital LLC] [and] [—Natixis, New York Branch]—General” and “[—NREC’s Commercial Real Estate Securitization Program] [and] [—Natixis, New York Branch’s Commercial Real Estate Securitization Program]” and “[CROSS-REFERENCE TO CORRESPONDING SECTION FOR ANY OTHER SPONSORS OR MORTGAGE LOAN SELLERS, IF APPLICABLE]”. Although a loss of value payment may only be made to the extent that the special servicer deems such amount to be sufficient to compensate the issuing entity for such material defect or material breach, we cannot assure you that such loss of value payment will fully compensate the issuing entity for such material defect or material breach in all respects. In addition, the sponsors may have various legal defenses available to them in connection with a repurchase or substitution obligation or an obligation to pay the loss of value payment. In particular, in the case of a non-serviced mortgage loan that is serviced under the pooling and servicing agreement entered into in connection with the securitization of the related pari passu companion loan(s), the asset representations reviewer under that pooling and servicing agreement may review the diligence file relating to such pari passu companion loan(s) concurrently with the review of the asset representations reviewer of the related mortgage loan for this transaction, and their findings may be inconsistent, and such inconsistency may allow the related mortgage loan seller to challenge the findings of the asset representations

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reviewer of the affected mortgage loan. Any mortgage loan that is not repurchased or substituted and that is not a “qualified mortgage” for a REMIC may cause designated portions of the issuing entity to fail to qualify as one or more REMICs or cause the issuing entity to incur a tax. See “Description of the Mortgage Loan Purchase Agreements”.

[Additionally, one of the sponsors, Natixis, New York Branch, may be subject to the “bail-in” powers of a Resolution Authority and such sponsor’s liabilities, including the obligation to repurchase certain defective mortgage loans could, among other things, be reduced, converted or extinguished in full. Alternatively the BRRD gives the power to a Resolution Authority to transfer the assets of certain relevant institutions to a third party entity. See “—The Sponsors, the Depositor and the Issuing Entity Are Subject to Bankruptcy or Insolvency Laws That May Adversely Affect the Issuing Entity’s Ownership of the Mortgage Loans” below.

[If Natixis, New York Branch were to become the subject of an insolvency proceeding under the laws of France and a proceeding were initiated under Chapter 15 of the federal bankruptcy code or the New York State Superintendent of Financial Services were to take possession of Natixis, New York Branch, it is possible that the New York State Superintendent of Financial Services, a creditor or trustee in bankruptcy of Natixis, New York Branch may argue that the sale of its interest in the mortgage loans by Natixis, New York Branch was a pledge of the receivables rather than a sale. The New York State Superintendent of Financial Services, a creditor, a bankruptcy trustee or another interested party could still attempt to assert that the transfer of Natixis, New York Branch’s interest in the mortgage loans was not a sale. If such party’s challenge is successful, payments on the certificates would be reduced or delayed. Even if the challenge is not successful, payments on the certificates could be delayed while a court resolves the claim.]

Risks Relating to Interest on Advances and Special Servicing Compensation

To the extent described in this prospectus, the master servicer, the special servicer and the trustee will each be entitled to receive interest on unreimbursed advances made by it at the [“Prime Rate” as published in The Wall Street Journal]. This interest will generally accrue from the date on which the related advance is made or the related expense is incurred to the date of reimbursement. In addition, under certain circumstances, including delinquencies in the payment of principal and/or interest, a mortgage loan will be specially serviced and the special servicer will be entitled to compensation for special servicing activities. The right to receive interest on advances or special servicing compensation is senior to the rights of certificateholders to receive distributions on the offered certificates. The payment of interest on advances and the payment of compensation to the special servicer may lead to shortfalls in amounts otherwise distributable on your certificates.

Bankruptcy of a Servicer May Adversely Affect Collections on the Mortgage Loans and the Ability to Replace the Servicer

The master servicer or the special servicer may be eligible to become a debtor under the federal bankruptcy code or enter into receivership under the Federal Deposit Insurance Act (“FDIA”). If a master servicer or special servicer, as applicable, were to become a debtor under the federal bankruptcy code or enter into receivership under the FDIA, although the pooling and servicing agreement provides that such an event would entitle the issuing entity to terminate the master servicer or special servicer, as applicable, the provision would most likely not be enforceable. However, a rejection of the pooling and servicing agreement by a master servicer or special servicer, as applicable, in a bankruptcy proceeding or repudiation of the pooling and servicing agreement in a receivership under the FDIA would be treated as a breach of the pooling and servicing agreement and give the issuing entity a claim for

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damages and the ability to appoint a successor master servicer or special servicer, as applicable. An assumption under the federal bankruptcy code would require the master servicer or special servicer, as applicable, to cure its pre-bankruptcy defaults, if any, and demonstrate that it is able to perform following assumption. The bankruptcy court may permit the master servicer or special servicer, as applicable, to assume the pooling and servicing agreement and assign it to a third party. An insolvency by an entity governed by state insolvency law would vary depending on the laws of the particular state. We cannot assure you that a bankruptcy or receivership of the master servicer or special servicer, as applicable, would not adversely impact the servicing of the mortgage loans or the issuing entity would be entitled to terminate the master servicer or special servicer, as applicable, in a timely manner or at all.

If any master servicer or special servicer, as applicable, becomes the subject of bankruptcy or similar proceedings, the issuing entity’s claim to collections in that master servicer or special servicer’s, as applicable, possession at the time of the bankruptcy filing or other similar filing may not be perfected. In this event, funds available to pay principal and interest on your certificates may be delayed or reduced.

The Sponsors, the Depositor and the Issuing Entity Are Subject to Bankruptcy or Insolvency Laws That May Adversely Affect the Issuing Entity’s Ownership of the Mortgage Loans

In the event of the bankruptcy or insolvency of a sponsor or the depositor, it is possible the issuing entity’s right to payment from or ownership of the mortgage loans could be challenged, and if such challenge were successful, delays, reductions in payments and/or losses on the certificates could occur. Even if the challenge is not successful, payments on the certificates would be delayed while a court resolves the claim.

The transfer of the mortgage loans by the sponsors in connection with this offering is not expected to qualify for the securitization safe harbor adopted by the Federal Deposit Insurance Corporation (the “FDIC”) from its repudiation powers for securitizations sponsored by insured depository institutions. However, the safe harbor is non-exclusive.

In the case of each sponsor and the depositor, an opinion of counsel will be rendered on the closing date, based on certain facts and assumptions and subject to certain qualifications, to the effect that the transfer of the applicable mortgage loans by such sponsor to the depositor and by the depositor to the issuing entity would generally be respected as a sale in the event of a bankruptcy or insolvency of such sponsor or the depositor, as applicable. A legal opinion is not a guaranty as to what any particular court would actually decide, but rather an opinion as to the decision a court would reach if the issues are competently presented and the court followed existing precedent as to legal and equitable principles applicable in bankruptcy or bank insolvency cases. In this regard, legal opinions on bankruptcy and bank insolvency law matters unavoidably have inherent limitations primarily because of the pervasive equity powers of bankruptcy courts, the overriding goal of reorganization to which other legal rights and policies may be subordinated, the potential relevance to the exercise of judicial discretion of future arising facts and circumstances, and the nature of the bankruptcy or bank insolvency process. In any event, we cannot assure you that the Federal Deposit Insurance Corporation, a bankruptcy trustee or another interested party, as applicable, would not attempt to assert that such transfer was not a sale. If such party’s challenge is successful, payments on the offered certificates would be reduced or delayed. Even if a challenge were not successful, it is possible that payments on the certificates would be delayed while a court resolves the claim.

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[If any mortgage loan seller (other than Natixis, New York Branch) or the depositor were to become a debtor under the federal bankruptcy code, or Natixis, New York Branch, were to become the subject of an insolvency proceeding under the laws of France and a proceeding were initiated under Chapter 15 of the federal bankruptcy code or the New York State Superintendent of Financial Services were to take possession of Natixis, New York Branch, it is possible that the New York State Superintendent of Financial Services, a creditor or trustee in an insolvency proceeding or bankruptcy of the mortgage loan seller or the depositor, as debtor-in-possession, may argue that the sale of its interest in the mortgage loans by the mortgage loan seller or the depositor was a pledge of the applicable mortgage loans rather than a sale. An opinion of counsel will be rendered on the closing date, based on certain facts and assumptions and subject to certain qualifications, to the effect that the transfer of the applicable mortgage loans would generally be respected in the event a mortgage loan seller (other than Natixis, New York Branch) or the depositor were to become subject to a proceeding under the federal bankruptcy code or Natixis, New York Branch, were to become the subject of an insolvency proceeding under the laws of France and a proceeding were initiated under Chapter 15 of the federal bankruptcy code or the New York State Superintendent of Financial Services were to take possession of Natixis, New York Branch. Nevertheless, we cannot assure you that the New York State Superintendent of Financial Services, a creditor, a bankruptcy trustee or another interested party would not attempt to assert that such transfer was not a sale. If such party’s challenge is successful, payments on the certificates would be reduced or delayed. Even if the challenge is not successful, payments on the certificates could be delayed while a court resolves the claim.

Natixis, New York Branch, as mortgage loan seller, is subject to the provisions of French insolvency laws. Pursuant to French insolvency laws certain transactions entered into by a French registered company may be subsequently challenged if entered into during the “hardening period” (periode suspecte). The hardening period is the period between the date on which the company became insolvent and the date of order of the court commencing an insolvency proceeding. The date of insolvency is deemed to be the date of the court order commencing the proceedings, unless the court sets an earlier date, which may be no earlier than 18 months before the date of such court order. If Natixis, New York Branch was put under a French insolvency proceeding within 18 months following the transfer of the mortgage loan, it is possible that the relevant court appointed officer or the public prosecutor could try to claim that Natixis, New York Branch was already insolvent at the time of the transfer and try to challenge the transfer under French insolvency rules. Even if a challenge were not successful, resolution of such a matter could cause significant delay which may impact on payments under the certificates.]

In addition, since the issuing entity is a [New York] common law trust, it may not be eligible for relief under the federal bankruptcy laws, unless it can be characterized as a “business trust” for purposes of the federal bankruptcy laws. Bankruptcy courts look at various considerations in making this determination, so it is not possible to predict with any certainty whether or not the issuing entity would be characterized as a “business trust”. Regardless of whether a bankruptcy court ultimately determines that the issuing entity is a “business trust”, it is possible that payments on the offered certificates would be delayed while the court resolved the issue.

Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act provides for an orderly liquidation authority (“OLA”) under which the FDIC can be appointed as receiver of certain systemically important non-bank financial companies and their direct or indirect subsidiaries in certain cases. We make no representation as to whether this would apply to any of the sponsors. In January 2011, the then acting general counsel of the FDIC issued a letter (the “Acting General Counsel’s Letter”) in which he expressed his view that, under

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then-existing regulations, the FDIC, as receiver under the OLA, would not, in the exercise of its OLA repudiation powers, recover as property of a financial company assets transferred by the financial company, provided that the transfer satisfies the conditions for the exclusion of assets from the financial company’s estate under the federal bankruptcy code. The letter further noted that, while the FDIC staff may be considering recommending further regulations under OLA, the acting general counsel would recommend that such regulations incorporate a 90-day transition period for any provisions affecting the FDIC’s statutory power to disaffirm or repudiate contracts. If, however, the FDIC were to adopt a different approach than that described in the Acting General Counsel’s Letter, delays or reductions in payments on the offered certificates would occur.

[With respect to Natixis, New York Branch, the EU Bank Recovery and Resolution Directive (2014/59/EU) (collectively with secondary and implementing EU rules, and national implementing legislation, the “BRRD”) equips national authorities in EU member states (the “Resolution Authorities”) with tools and powers for preparatory and preventive measures, early supervisory intervention and resolution of credit institutions and significant investment firms (collectively, “relevant institutions”). If a relevant institution enters into a mortgage loan purchase agreement with the depositor and is deemed likely to fail within the circumstances identified in the BRRD, the relevant Resolution Authority may employ such tools and powers in order to intervene in the relevant institution’s failure. In particular, liabilities of relevant institutions arising out of the mortgage loan purchase agreement (for example, liabilities requiring lenders to repurchase mortgage loans or to cure certain breaches or defects with respect to mortgage loans) and not otherwise subject to an exception, could be subject to the exercise of “bail-in” powers of the relevant Resolution Authorities (which power is just one of a number of wide powers given to Resolution Authorities for the recovery and resolution of banks and other financial institutions). If the relevant Resolution Authority decides to apply the “bail-in” tool to the liabilities of a relevant institution, then subject to certain exceptions set out in the BRRD, the liabilities of such relevant institution could, among other things, be reduced, converted to shares or other ownership interests in the relevant institution, its parent company or a bridge institution or extinguished in full. In addition, under the BRRD the Resolution Authority will have the power (among other tools) to transfer to a third party, rights, assets or liabilities of an institution under resolution. As a result, the depositor or the issuing entity and ultimately, the certificateholders may not be able to recover any liabilities owed by such an entity to the depositor or the issuing entity, as applicable. Further, a relevant Resolution Authority may exercise its discretions in a manner that produces different outcomes amongst institutions resolved in different EU member states. The resolution mechanisms under the BRRD correspond closely to those available to the Single Resolution Board (the “SRB”) and the European Commission under the SRM Regulation (Regulation 806/2014) which applies to EU member states in the Eurozone and other member states participating in the single supervisory mechanism (the “SSM”) with the SRB taking on many of the functions assigned to national resolution authorities by the BRRD. If a member state (such as the UK) has chosen not to participate in the SSM, relevant institutions established in that member state are not subject to the SRM Regulation, but to the BRRD as implemented in that member state. For a discussion of certain risks relating to repurchases of a mortgage loan, see “—Risk That Sponsors May Not Make Required Repurchases or Substitutions of Defective Mortgage Loans or Pay Any Loss of Value Payment Sufficient to Cover All Losses on a Defective Mortgage Loan” above.]

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The Requirement of the Special Servicer to Obtain FIRREA-Compliant Appraisals May Result in an Increased Cost to the Issuing Entity

Each appraisal obtained pursuant to the pooling and servicing agreement is required to contain a statement, or is accompanied by a letter from the appraiser, to the effect that the appraisal was performed in accordance with the requirements of the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (“FIRREA”), as in effect on the date such appraisal was obtained. Any such appraisal is likely to be more expensive than an appraisal that is not FIRREA compliant. Such increased cost could result in losses to the issuing entity. Additionally, FIRREA compliant appraisals are required to assume a value determined by a typically motivated buyer and seller, and could result in a higher appraised value than one prepared assuming a forced liquidation or other distress situation. In addition, because a FIRREA compliant appraisal may result in a higher valuation than a non-FIRREA compliant appraisal, there may be a delay in calculating and applying appraisal reduction amounts, which could result in the holders of a given class of certificates continuing to hold the full non-notionally reduced amount of such certificates for a longer period of time than would be the case if a non-FIRREA compliant appraisal were obtained.

[Risks Associated with Floating Rate Certificates]

The yield to maturity on the [FLOATING RATE CLASS] certificates will be highly sensitive to changes in the levels of [SOFR] such that decreasing levels of [SOFR] will have a negative effect on the yield to maturity of the holders of such certificates. In addition, prevailing market conditions may increase the spread above [SOFR] at which comparable securities are being offered, which would cause such certificates to decline in value. Investors in [FLOATING RATE CLASS] certificates should consider the risk that lower than anticipated levels of [SOFR] could result in lower yields to investors than the anticipated yields and the risk that increased spreads above [SOFR] could result in a lower value of such certificates. See “—Risks Relating to the Mortgage Loans—Risks Relating to Floating Rate Mortgage Loans” above.

The ability of the holders of the [FLOATING RATE CLASS] certificates to obtain the payment of interest at their floating pass-through rate will depend on payment by the swap counterparty pursuant to the swap contract. See “Description of the Derivative Instrument—The Swap Counterparty”. We cannot assure you that the swap counterparty (or its credit support provider) will maintain the rating described above or have sufficient assets or otherwise be able to fulfill its obligations under the swap contract. See “Description of the Derivative Instrument” for a description of the swap contract and the rights and remedies available to the issuing entity in the event of a default by the swap counterparty.]

[The Master Servicer, [any Sub-Servicer,] the Special Servicer, the Certificate Administrator or the Custodian May Have Difficulty Performing Under the Pooling and Servicing Agreement [or a Related Sub-Servicing Agreement]

The issuing entity relies on the ability of the master servicer, [any sub-servicer,] the special servicer, the certificate administrator and the custodian to perform their respective duties under the pooling and servicing agreement [or any related sub-servicing agreement]. Any economic downturn or recession may adversely affect the master servicer’s, [any sub-servicer’s] or the special servicer’s ability to perform its duties under the pooling and servicing agreement [or the related sub-servicing agreement,] including, if applicable, performance as it relates to the making of debt service or property protection advances or the ability to effectively service the underlying mortgage loans. Accordingly, this may adversely affect the performance of the underlying mortgage loans or the performance of the certificates. Any economic downturn or recession may similarly adversely affect the

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ability of the certificate administrator and the custodian to perform their respective duties, including the duty of the trustee to make principal and interest advances in the event that the master servicer fails to make such advances and the duties of the certificate administrator relating to securities administration.

The performance of such parties may also be affected by future events that occur with respect to each such party.

Any of the above-described factors may adversely affect the performance of the underlying mortgage loans or the performance of the certificates.]

Tax Matters and Changes in Tax Law May Adversely Impact the Mortgage Loans or Your Investment

Tax Considerations Relating to Foreclosure

If the issuing entity acquires a mortgaged property (or, in the case of a non-serviced mortgage loan, a beneficial interest in a mortgaged property) subsequent to a default on the related mortgage loan (other than a non-serviced mortgage loan) or whole loan pursuant to a foreclosure or deed in lieu of foreclosure, the special servicer (or, in the case of a non-serviced mortgage loan, the related non-serviced special servicer) would be required to retain an independent contractor to operate and manage such mortgaged property. Among other limitations, the independent contractor generally will not be able to perform construction work other than repair, maintenance or certain types of tenant buildouts, unless the construction was more than 10% completed when the mortgage loan defaulted or when the default of the mortgage loan became imminent. Generally, any (i) net income from such operation (other than qualifying “rents from real property”), (ii) rental income based on the net profits of a tenant or sub-tenant or allocable to a service that is non-customary in the area and for the type of property involved and (iii) rental income attributable to personal property leased in connection with a lease of real property, if the rent attributable to the personal property exceeds 15% of the total rent for the taxable year, will subject the lower-tier REMICs to federal tax (and possibly state or local tax) on such income at the corporate tax rate. No determination has been made whether any portion of the income from the mortgaged properties constitutes “rent from real property”. Any such imposition of tax will reduce the net proceeds available for distribution to certificateholders. The special servicer (or, in the case of a non-serviced mortgage loan, the related non-serviced special servicer) may permit the lower-tier REMICs to earn “net income from foreclosure property” that is subject to tax if it determines that the net after-tax benefit to holders of certificates and any related companion loan holders, as a collective whole, could reasonably be expected to be greater than under another method of operating or leasing the mortgaged property. See “Pooling and Servicing Agreement—Realization Upon Mortgage Loans”. In addition, if the issuing entity were to acquire one or more mortgaged properties (or, in the case of a non-serviced mortgage loan, a beneficial interest in a mortgaged property) pursuant to a foreclosure or deed in lieu of foreclosure, upon acquisition of those mortgaged properties (or, in the case of a non-serviced mortgage loan, a beneficial interest in a mortgaged property), the issuing entity may in certain jurisdictions, particularly in New York, be required to pay state or local transfer or excise taxes upon liquidation of such properties. Such state or local taxes may reduce net proceeds available for distribution to the certificateholders. In most circumstances, the special servicer (or in the case of a non-serviced mortgage loan, the related non-serviced special servicer) will be required to sell such mortgaged property prior to the close of the third calendar year beginning after the year of acquisition.

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When foreclosing on a real estate mortgage, a REMIC is generally limited to taking only the collateral that will qualify as “foreclosure property” within the meaning of the REMIC provisions. Foreclosure property includes only the real property (ordinarily the land and structures) securing the real estate mortgage and personal property incident to such real property.

REMIC Status

If an entity intended to qualify as a REMIC fails to satisfy one or more of the REMIC provisions of the Internal Revenue Code of 1986, as amended (the “Code”) during any taxable year, the Code provides that such entity will not be treated as a REMIC for such year and any year thereafter. In such event, the relevant entity would likely be treated as an association taxable as a corporation under the Code. If designated portions of the issuing entity are so treated, the offered certificates may be treated as stock interests in an association and not as debt instruments.

Material Federal Tax Considerations Regarding Original Issue Discount

One or more classes of the offered certificates may be issued with “original issue discount” for federal income tax purposes, which generally would result in the holder recognizing taxable income in advance of the receipt of cash attributable to that income. Investors must have sufficient sources of cash to pay any federal, state or local income taxes with respect to the original issue discount. In addition, such original issue discount will be required to be accrued and included in income based on the assumption that no defaults will occur and no losses will be incurred with respect to the mortgage loans. This could lead to the inclusion of amounts in ordinary income early in the term of the certificate that later prove uncollectible, giving rise to a bad debt deduction. In the alternative, the investor may be required to treat such uncollectible amount as a capital loss under Section 166 of the Code.

Changes to REMIC Restrictions on Loan Modifications May Impact an Investment in the Certificates

The IRS has issued guidance easing the tax requirements for a servicer to modify a commercial or multifamily mortgage loan held in a REMIC by interpreting the circumstances when default is “reasonably foreseeable” to include those where the servicer reasonably believes that there is a “significant risk of default” with respect to the underlying mortgage loan upon maturity of the loan or at an earlier date, and that by making such modification the risk of default is substantially reduced. Accordingly, if the master servicer or the special servicer determined that a Mortgage Loan was at significant risk of default and permitted one or more modifications otherwise consistent with the terms of the pooling and servicing Agreement, any such modification may impact the timing and ultimate recovery on the Mortgage Loan, and likewise on one or more classes of certificates.

In addition, the IRS has issued final regulations under the REMIC provisions that modify the tax restrictions imposed on a servicer’s ability to modify the terms of the underlying mortgage loans held by a REMIC relating to changes in the collateral, credit enhancement and recourse features. The IRS has also issued Revenue Procedure 2010-30, describing circumstances in which it will not challenge the treatment of mortgage loans as “qualified mortgages” on the grounds that the underlying mortgage loan is not “principally secured by real property,” that is, has a real property loan-to-value ratio greater than 125% following a release of liens on some or all of the real property securing such underlying mortgage loan. The general rule is that a mortgage loan must continue to be “principally secured by real property” following any such lien release, unless the lien release is pursuant to a defeasance

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permitted under the original loan documents and occurs more than two years after the startup day of the REMIC, all in accordance with the REMIC provisions. Revenue Procedure 2010-30 also allows lien releases in certain “grandfathered transactions” and transactions in which the release is part of a “qualified pay-down transaction” even if the underlying mortgage loan after the transaction might not otherwise be treated as principally secured by a lien on real property. If the value of the real property securing a mortgage loan were to decline, the need to comply with the rules of Revenue Procedure 2010-30 could restrict the servicers’ actions in negotiating the terms of a workout or in allowing minor lien releases in circumstances in which, after giving effect to the release, the underlying mortgage loan would not have a real property loan-to-value ratio of 125% or less (calculated as described above). This could impact the timing and ultimate recovery on a Mortgage Loan, and likewise on one or more classes of certificates.

You should consider the possible impact on your investment of any existing REMIC restrictions as well as any potential changes to the REMIC rules.

State and Local Taxes Could Adversely Impact Your Investment

In addition to the federal income tax consequences described under the heading “Material Federal Income Tax Considerations”, potential purchasers should consider the state and local income tax consequences of the acquisition, ownership and disposition of the certificates. State income tax laws may differ substantially from the corresponding federal income tax laws, and this prospectus does not purport to describe any aspects of the income tax laws of the states or localities in which the Mortgaged Properties are located or of any other applicable state or locality or other jurisdiction.

It is possible that one or more jurisdictions may (i) attempt to tax nonresident holders of certificates solely by reason of the location in that jurisdiction of the depositor, the trustee, the certificate administrator, a borrower or a mortgaged property or on some other basis, (ii) require nonresident holders of certificates to file returns in such jurisdiction or (iii) attempt to impose penalties for failure to file such returns; and it is possible that any such jurisdiction will ultimately succeed in collecting such taxes or penalties from nonresident holders of certificates.

We cannot assure you that holders of certificates will not be subject to tax in any particular state or local taxing jurisdiction.

If any tax or penalty is successfully asserted by any state or local taxing jurisdiction, neither we nor any other person will be obligated to indemnify or otherwise to reimburse the holders of Certificates for such tax or penalty.

General Risk Factors

Combination or “Layering” of Multiple Risks May Significantly Increase Risk of Loss

Although the various risks discussed in this prospectus are generally described separately, you should consider the potential effects of the interplay of multiple risk factors. Where more than one significant risk factor is present, the risk of loss to an investor in the certificates may be significantly increased.

The Certificates May Not Be a Suitable Investment for You

The offered certificates will not be suitable investments for all investors. In particular, you should not purchase any class of offered certificates unless you understand and are able

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to bear the risk that the yield to maturity and the aggregate amount and timing of distributions on the offered certificates will be subject to material variability from period to period and give rise to the potential for significant loss over the life of the offered certificates. The interaction of the foregoing factors and their effects are impossible to predict and are likely to change from time to time. As a result, an investment in the offered certificates involves substantial risks and uncertainties and should be considered only by sophisticated institutional investors with substantial investment experience with similar types of securities and who have conducted appropriate due diligence on the mortgage loans, the mortgaged properties and the offered certificates.

The Volatile Economy, Credit Crisis and Downturn in the Real Estate Market Adversely Affected the Value of CMBS and Similar Factors May in the Future Adversely Affect the Value of CMBS

The real estate and securitization markets, including the market for commercial mortgage-backed securities (“CMBS”), as well as global financial markets and the economy generally, have recently and in the past experienced significant dislocations, illiquidity and volatility, and thus affected the values of CMBS. Declines in real estate values, coupled with diminished availability of leverage and/or refinancings for commercial real estate resulted in increased delinquencies and defaults on commercial mortgage loans. In addition, the downturn in the general economy affected the financial strength of many commercial real estate tenants and resulted in increased rent delinquencies and decreased occupancy.

Any future economic downturn may lead to decreased occupancies, decreased rents or other declines in income from, or the value of, commercial real estate, which would likely have an adverse effect on the value and/or liquidity of CMBS that are backed by loans secured by such commercial real estate. We cannot assure you that the CMBS market will not be adversely affected by these factors. Even if the CMBS market is not affected by these factors, the mortgaged properties securing the mortgage loans and, therefore, the mortgage loans and the related certificates, may nevertheless decline in value. Any economic downturn may adversely affect the financial resources under commercial mortgage loans and may result in an inability of CMBS borrowers to make interest and principal payments on, or refinance, their outstanding debt when due or to sell their mortgaged properties for an amount sufficient to pay off the outstanding debt when due. As a result, distributions of principal and interest on your certificates, and the value of your certificates, could be adversely affected.

In addition to credit factors directly affecting CMBS, the markets for other asset-backed securities and structured products may also affect CMBS. Therefore, even if CMBS are performing as anticipated, the value of CMBS in the secondary market may nevertheless decline as a result of a deterioration in general market conditions for other asset backed securities or structured products. Trading activity associated with CMBS indices may also drive spreads on those indices wider than spreads on CMBS, thereby resulting in a decrease in value of CMBS.

Other Events May Affect the Value and Liquidity of Your Investment

Moreover, other types of events, domestic or international, may affect general economic conditions and financial markets:

●	Wars, revolts, terrorist attacks, armed conflicts, energy supply or price disruptions, political crises, pandemics, natural disasters, civil unrest, riots and/or protests and man-made disasters may have an adverse effect on the mortgaged properties and/or your certificates; and
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●	Trading activity associated with indices of CMBS may drive spreads on those indices wider than spreads on CMBS, thereby resulting in a decrease in value of such CMBS, including your certificates, and spreads on those indices may be affected by a variety of factors, and may or may not be affected for reasons involving the commercial and multifamily real estate markets and may be affected for reasons that are unknown and cannot be discerned.

You should consider that the foregoing factors may adversely affect the performance of the mortgage loans and accordingly the performance of the offered certificates.

Legal and Regulatory Provisions Affecting Investors Could Adversely Affect the Liquidity of the Offered Certificates

We make no representation as to the proper characterization of the offered certificates for legal investment, financial institution regulatory, financial reporting or other purposes, as to the ability of particular investors to purchase the offered certificates under applicable legal investment or other restrictions or as to the consequences of an investment in the offered certificates for such purposes or under such restrictions. Changes in federal banking and securities laws and other laws and regulations may have an adverse effect on issuers, investors or other participants in the asset-backed securities markets including the CMBS market and may have adverse effects on the liquidity, market value and regulatory characteristics of the certificates. While the general effects of such changes are uncertain, regulatory or legislative provisions applicable to certain investors may have the effect of limiting or restricting their ability to hold or acquire CMBS, which in turn may adversely affect the ability of investors in the offered certificates who are not subject to those provisions to resell their certificates in the secondary market. For example:

●	Changes in federal banking and securities laws, including those resulting from the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) enacted in the United States, may have an adverse effect on issuers, investors, or other participants in the asset-backed securities markets. In particular, capital regulations issued by the U.S. banking regulators in 2013; implement the increased capital requirements established under the Basel Accord and are being phased in over time. These capital regulations eliminate reliance on credit ratings and otherwise alter, and in most cases increase, the capital requirements imposed on depository institutions and their holding companies, including with respect to ownership of asset-backed securities such as CMBS. Further changes in capital requirements have been announced by the Basel Committee on Banking Supervision and it is uncertain when such changes will be implemented in the United States. When fully implemented in the United States, these changes may have an adverse effect with respect to investments in asset-backed securities, including CMBS. As a result of these regulations, investments in CMBS such as the certificates by financial institutions subject to bank capital regulations may result in greater capital charges to these financial institutions and these new regulations may otherwise adversely affect the treatment of CMBS for their regulatory capital purposes.
●	Section 619 of the Dodd-Frank Act (such statutory provision together with the implementing regulations, the “Volcker Rule”) generally prohibits “banking entities” (which is broadly defined to include U.S. banks and bank holding companies and many non-U.S. banking entities, together with their respective subsidiaries and other affiliates) from (i) engaging in proprietary trading, (ii) acquiring or retaining an ownership interest in or sponsoring a “covered fund” and (iii) entering into certain relationships with such funds. Under the Volcker Rule, unless otherwise jointly determined otherwise by specified federal regulators, a “covered fund” does not
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include an issuer that may rely on an exclusion or exemption from the definition of “investment company” under the Investment Company Act other than the exclusions contained in Section 3(c)(1) and Section 3(c)(7) of the Investment Company Act.

●	The issuing entity will be relying on an exclusion or exemption under the Investment Company Act contained in Section 3(c)(5) of the Investment Company Act or Rule 3a-7 under the Investment Company Act, although there may be additional exclusions or exemptions available to the issuing entity. Accordingly, the issuing entity is being structured so as not to constitute a “covered fund” for purposes of the Volcker Rule. The general effects of the Volcker Rule remain uncertain. Any prospective investor in the certificates, including a U.S. or foreign bank or a subsidiary or other bank affiliate, should consult its own legal advisors regarding such matters and other effects of the Volcker Rule.
●	The Financial Accounting Standards Board has adopted changes to the accounting standards for structured products. These changes, or any future changes, may affect the accounting for entities such as the issuing entity, could under certain circumstances require an investor or its owner generally to consolidate the assets of the issuing entity in its financial statements and record third parties’ investments in the issuing entity as liabilities of that investor or owner or could otherwise adversely affect the manner in which the investor or its owner must report an investment in CMBS for financial reporting purposes.
●	For purposes of the Secondary Mortgage Market Enhancement Act of 1984, as amended, no class of offered certificates will constitute “mortgage related securities”.
●	In addition, compliance with legal requirements, such as the credit risk retention regulations under the Dodd-Frank Act, could cause commercial real estate lenders to tighten their lending standards and reduce the availability of debt financing for commercial real estate borrowers. This, in turn, may adversely affect a borrower’s ability to refinance the mortgage loan or sell the related mortgaged property on the related maturity date. We cannot assure you that any borrower will be able to generate sufficient cash from the sale or refinancing of the related mortgaged property to make the balloon payment on the related mortgage loan.

Further changes in federal banking and securities laws and other laws and regulations may have an adverse effect on issuers, investors, or other participants in the asset-backed securities markets (including the CMBS market) and may have adverse effects on the liquidity, market value and regulatory characteristics of the certificates.

Accordingly, all investors whose investment activities are subject to legal investment laws and regulations, regulatory capital requirements, or review by regulatory authorities should consult with their own legal, accounting and other advisors in determining whether, and to what extent, the offered certificates will constitute legal investments for them or are subject to investment or other restrictions, unfavorable accounting treatment, capital charges or reserve requirements. See “Legal Investment”.

In addition, this transaction is structured to comply with the Credit Risk Retention Rules as and to the extent set forth under “Credit Risk Retention”. We cannot assure you that the retaining sponsor or the retaining parties will at all times satisfy such Credit Risk Retention Rules. At this time, it is unclear what effect a failure of the retaining sponsor or the retaining parties to be in compliance with the Credit Risk Retention Rules at any time will have on the certificateholders or the market value or liquidity of the certificates.

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Description of the Mortgage Pool

General

The assets of the issuing entity will consist of [(i)] a pool of [___] [fixed] [floating] rate mortgage loans (the “Mortgage Loans” or, collectively, the “Mortgage Pool”) with an aggregate principal balance as of the Cut-off Date equal to $[______] (the “Initial Pool Balance”) [and (ii) [__] trust subordinate companion loans described below.] The “Cut-off Date” means [________].

[[__________] of the Mortgage Loans, representing approximately [____]% of the Initial Pool Balance, are each part of a larger whole loan, each of which is comprised of the related Mortgage Loan and one or more loans that are pari passu in right of payment to the related Mortgage Loan (collectively referred to in this prospectus as “Pari Passu Companion Loans”) and/or are subordinate in right of payment to the related Mortgage Loan (referred to in this prospectus as a “Subordinate Companion Loan”). The Pari Passu Companion Loans and the Subordinate Companion Loan are collectively referred to as the “Companion Loans” in this prospectus, and each such Mortgage Loan and any related Companion Loan is collectively referred to as a “Whole Loan”. Each Companion Loan is secured by the same mortgage and the same single assignment of leases and rents securing the related Mortgage Loan. See “—The Whole Loans” below for more information regarding the rights of the holders of the Companion Loans and the servicing and administration of the Whole Loans that will not be serviced under the pooling and servicing agreement for this transaction. One Subordinate Companion Loan (the “Trust Subordinate Companion Loan”) relating to [_____] Mortgage Loan, with an aggregate principal balance as of the Cut-off Date of $[_______], will be included in the issuing entity. Although the Trust Subordinate Companion Loan will be an asset of the issuing entity, amounts distributable in respect of the Trust Subordinate Companion Loan pursuant to the related intercreditor agreement will be payable only to the [LOAN-SPECIFIC CLASS] certificates.]

[FOR PURPOSES OF THIS PROSPECTUS, IT IS ASSUMED THAT ONE SUBORDINATE COMPANION LOAN WILL BE AN ASSET OF THE ISSUING ENTITY (AND REFERRED TO HERE IN AS A TRUST SUBORDINATE COMPANION LOAN), AND WOULD BE REPRESENTED BY A LOAN-SPECIFIC CLASS OF CERTIFICATES. WE ALSO ASSUME THE POSSIBILITY OF A SUBORDINATE COMPANION LOAN THAT IS AN ASSET OWNED BY A THIRD PARTY AND NOT BY THE ISSUING ENTITY. IN THE CASE OF THAT SUBORDINATE COMPANION LOAN, THERE IS NO LOAN-SPECIFIC CLASS OF CERTIFICATES ISSUED, AND THE RIGHTS AND OBLIGATIONS OF THE HOLDER OF THE SUBORDINATE COMPANION LOAN WOULD BE EXERCISED OR PERFORMED BY THAT HOLDER, RATHER THAN, AS IS SET FORTH IN THIS PROSPECTUS, BY A HOLDER OF THE LOAN-SPECIFIC CLASS OF CERTIFICATES (SOMETIMES REFERRED TO IN THIS PROSPECTUS AS THE LOAN SPECIFIC DIRECTING CERTIFICATEHOLDER.)]

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The Mortgage Loans [and Whole Loans] were originated, co-originated or acquired by the mortgage loan sellers set forth in the following chart and such entities will sell their respective Mortgage Loans and the Trust Subordinate Companion Loan to the depositor, which will in turn sell the Mortgage Loans and the Trust Subordinate Companion Loan to the issuing entity:

Sellers of the Mortgage Loans

Seller	Number of Mortgage Loans	Number of Mortgaged Properties	Aggregate Cut-Off Date Balance of Mortgage Loans	Approx. % of Initial Pool Balance
[___]	[___]	[___]	$[___]	[___]%
[___]	[___]	[___]	[___]	[___]
[___]	[___]	[___]	[___]	[___]
[___]	[___]	[___]	[___]	[___]
Total	[___]	[___]	$[___]	[___]%

(1)	[Add appropriate footnotes.]

Each of the Mortgage Loans [or Whole Loans] is evidenced by one or more promissory notes or similar evidence of indebtedness (each a “Mortgage Note”) and, in each case, secured by (or, in the case of an indemnity deed of trust, backed by a guaranty that is secured by) a mortgage, deed of trust or other similar security instrument (a “Mortgage”) creating a first priority lien on a fee simple and/or leasehold interest in a commercial, multifamily or manufactured housing community real property (each, a “Mortgaged Property”). For purposes of this prospectus, a Mortgage Loan will be considered secured by a multifamily property or properties if each multifamily property consists of a single parcel or two or more contiguous or non-contiguous parcels that have an aggregate of five or more residential rental units that are collectively managed and operated.

The Mortgage Loans are generally non-recourse loans. In the event of a borrower default on a non-recourse Mortgage Loan, recourse may be had only against the specific Mortgaged Property and the other limited assets securing such Mortgage Loan, and not against the related borrower’s other assets. The Mortgage Loans are not insured or guaranteed by the sponsors, the mortgage loan sellers or any other person or entity unrelated to the respective borrower. You should consider all of the Mortgage Loans to be non-recourse loans as to which recourse in the case of default will be limited to the specific property and other assets, if any, pledged to secure the related Mortgage Loan.

[Co-Originated or Third Party Originated Mortgage Loans

The following Mortgage Loans are component promissory notes of whole loans co-originated by the related mortgage loan seller and another entity or were originated by an unaffiliated third party and transferred to the mortgage loan seller:

●	[IDENTIFY MORTGAGE LOANS]]

Certain Calculations and Definitions

This prospectus sets forth certain information with respect to the Mortgage Loans and the Mortgaged Properties. The sum in any column of the tables presented in Annex A-2 or Annex A-3 may not equal the indicated total due to rounding. The information in Annex A-1 with respect to the Mortgage Loans (or Whole Loans, if applicable) and the Mortgaged Properties is based upon the pool of the Mortgage Loans as it is expected to be constituted

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as of the close of business on the [____________] (the “Closing Date”), assuming that (i) all scheduled principal and interest payments due on or before the Cut-off Date will be made and (ii) there will be no principal prepayments on or before the Closing Date. The statistics in Annex A-1, Annex A-2 and Annex A-3 were primarily derived from information provided to the depositor by each sponsor, which information may have been obtained from the borrowers.

All percentages of the Mortgage Loans and Mortgaged Properties, or of any specified group of Mortgage Loans and Mortgaged Properties, referred to in this prospectus without further description are approximate percentages of the Initial Pool Balance by Cut-off Date Balances and/or the allocated loan amount allocated to such Mortgaged Properties as of the Cut-off Date.

All information presented in this prospectus with respect to each Mortgage Loan with one or more Pari Passu Companion Loans is calculated in a manner that reflects the aggregate indebtedness evidenced by that Mortgage Loan and the related Pari Passu Companion Loan(s), unless otherwise indicated. [All information presented in this prospectus with respect to the Mortgage Loans with a Subordinate Companion Loan is calculated without regard to any related Subordinate Companion Loan, unless otherwise indicated.]

Definitions

For purposes of this prospectus, including the information presented in the Annexes, the indicated terms have the following meanings:

“ADR” means, for any hotel property, average daily rate.

“Annual Debt Service” generally means, for any Mortgage Loan, 12 times the average of the principal and interest payments for the first 12 payment periods of the Mortgage Loan following the Cut-off Date (but without regard to any leap year adjustments), provided that:

●	in the case of a Mortgage Loan that provides for interest-only payments through maturity, Annual Debt Service means the aggregate interest payments scheduled to be due on the Due Date following the Cut-off Date and the 11 Due Dates thereafter for such Mortgage Loan; and
●	in the case of a Mortgage Loan that provides for an initial interest-only period and provides for scheduled amortization payments after the expiration of such interest-only period prior to the maturity date [or the Anticipated Repayment Date, as applicable,] Annual Debt Service means 12 times the monthly payment of principal and interest payable during the amortization period. Monthly debt service and the debt service coverage ratios are also calculated using the average of the principal and interest payments for the first 12 payment periods of the Mortgage Loan following the Cut-off Date, subject to the proviso to the prior sentence. In the case of any Whole Loan, Annual Debt Service is calculated with respect to the Mortgage Loan including any related Companion Loan(s) (other than any related Subordinate Companion Loan). Annual Debt Service is calculated with regard to the related Mortgage Loan included in the issuing entity only, unless otherwise indicated.

“Appraised Value” means, for any Mortgaged Property, the appraiser’s adjusted value of such Mortgaged Property as determined by the most recent third party appraisal of the Mortgaged Property available to the related mortgage loan seller as set forth under “Appraised Value” on Annex A-1. The Appraised Value set forth on Annex A-1 is the “as-is” value unless otherwise specified in this prospectus, on Annex A-1 and/or the related

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footnotes. In certain cases, the appraisals state values other than “as-is” as well as the “as-is” value for the related Mortgaged Property that assume that certain events will occur with respect to the re-tenanting, construction, renovation or repairs at such Mortgaged Property. In most such cases, the related mortgage loan seller has taken reserves sufficient to complete such re-tenanting, construction, renovation or repairs. We make no representation that sufficient amounts have been reserved or that the appraised value would approximate either the value that would be determined in a current appraisal of the related Mortgaged Property or the amount that would be realized upon a sale. In addition, with respect to the Mortgage Loans secured by a portfolio of Mortgaged Properties, the Appraised Value represents the “as-is” value, or values other than “as-is”, for the portfolio of Mortgaged Properties as a collective whole, which is generally higher than the aggregate of the “as-is”, or appraised values other than “as-is”, of the individual Mortgaged Properties. For additional information, see the table in the definition of LTV Ratio below. In the case of certain of the Mortgage Loans, the LTV Ratio for such Mortgage Loans has been calculated based on values other than the “as-is” Appraised Value of the related Mortgaged Property, and in certain other cases, based on an Appraised Value that includes certain property that does not qualify as real property. With respect to any Mortgage Loan that is a part of a Whole Loan, the Appraised Value is based on the appraised value of the related Mortgaged Property that secures the entire Whole Loan.

“Balloon Balance” means, with respect to any Mortgage Loan, the principal amount that will be due at maturity [(or, in the case of any ARD Loan, at the related Anticipated Repayment Date)] for such Mortgage Loan, assuming no payment defaults or principal prepayments.

“Cash Flow Analysis” is, with respect to one or more of the Mortgaged Properties securing a Mortgage Loan among the 15 largest Mortgage Loans, a summary presentation of certain adjusted historical financial information provided by the related borrower, and a calculation of the Underwritten Net Cash Flow expressed as (a) “Effective Gross Income” minus (b) “Total Operating Expenses” and underwritten replacement reserves and (if applicable) tenant improvements and leasing commissions. For this purpose:

●	“Effective Gross Income” means, with respect to any Mortgaged Property, the revenue derived from the use and operation of that property, less allowances for vacancies, concessions and credit losses. The “revenue” component of such calculation was generally determined on the basis of the information described with respect to the “revenue” component described under “Underwritten Net Cash Flow” below. In general, any non-recurring revenue items and non-property related revenue are eliminated from the calculation of Effective Gross Income.
●	“Total Operating Expenses” means, with respect to any Mortgaged Property, all operating expenses associated with that property, including, but not limited to, utilities, administrative expenses, repairs and maintenance, management fees, advertising costs, insurance premiums, real estate taxes and (if applicable) ground rent. Such expenses were generally determined on the basis of the same information as the “expense” component described under “Underwritten Net Cash Flow” below.
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To the extent available, selected historical income, expenses and net income associated with the operation of the related Mortgaged Property securing each Mortgage Loan appear in each cash flow summary contained in Annex A-3 to this prospectus. Such information is one of the sources (but not the only source) of information on which calculations of Underwritten Net Cash Flow are based. The historical information presented is derived from audited and/or unaudited financial statements provided by the borrowers. The historical information in the cash flow summaries reflects adjustments made by the mortgage loan seller to exclude certain items contained in the related financial statements that were not considered in calculating Underwritten Net Cash Flow and is presented in a different format from the financial statements to show a comparison to the Underwritten Net Cash Flow. In general, solely for purposes of the presentation of historical financial information, the amount set forth under the caption “gross income” consists of the “total revenues” set forth in the applicable financial statements (including (as and to the extent stated) rental revenues, tenant reimbursements and recovery income (and, in the case of hospitality properties and certain other property types, parking income, telephone income, food and beverage income, laundry income and other income)), with adjustments to exclude amounts recognized on the financial statements under a straight-line method of recognizing rental income (including increases in minimum rents and rent abatements) from operating leases over their lives and items indicated as extraordinary or one-time revenue collections or considered nonrecurring in property operations. The amount set forth under the caption “expenses” in the historical financial information consists of the total expenses set forth in the applicable financial statements, with adjustments to exclude allocated parent company expenses, restructuring charges and charges associated with employee severance and termination benefits, interest expenses paid to company affiliates or unrelated third parties, charges for depreciation and amortization and items indicated as extraordinary or one-time losses or considered nonrecurring in property operations.

The selected historical information presented in the cash flow summaries is derived from audited and/or unaudited financial statements furnished by the respective borrowers which have not been verified by the depositor, any underwriters, the mortgage loan sellers or any other person. Audits or other verification of such financial statements could result in changes thereto, which could in turn result in the historical net income presented in this prospectus being overstated or understated.

“Cut-off Date Balance” of any Mortgage Loan or Trust Subordinate Companion Loan, will be the unpaid principal balance of that Mortgage Loan or Trust Subordinate Companion Loan, as of the Cut-off Date for such Mortgage Loan or Trust Subordinate Companion Loan, after application of all payments due on or before that date, whether or not received.

An “LTV Ratio” for any Mortgage Loan, as of any date of determination, is a fraction, expressed as a percentage, the numerator of which is the scheduled principal balance of the Mortgage Loan as of that date (assuming no defaults or prepayments on the Mortgage Loan prior to that date), and the denominator of which is the Appraised Value as determined by an appraisal of the Mortgaged Property obtained at or about the time of the origination of the related Mortgage Loan (or, in the case of the Mortgage Loan identified as [__] on Annex A-1 to this prospectus, the “as-stabilized”/”as-renovated” value).

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Mortgage Loan Name	% of Initial Pool Balance	Cut-off Date LTV Ratio (“As-Stabilized”)	Maturity Date LTV Ratio (“As-Stabilized”)	[“As-Stabilized” Appraised Value]	Cut-off Date LTV Ratio (“As-Is”)	Maturity Date LTV Ratio (“As-Is”)	“As-Is” Appraised Value
[___]	[___]%	[___]%	[___]%	$[___]	[___]%	[___]%	$[___]
[___]	[___]%	[___]%	[___]%	$[___]	[___]%	[___]%	$[___]
[___]	[___]%	[___]%	[___]%	$[___]	[___]%	[___]%	$[___]
[___]	[___]%	[___]%	[___]%	$[___]	[___]%	[___]%	$[___]
[___]	[___]%	[___]%	[___]%	$[___]	[___]%	[___]%	$[___]

[In the event that a Mortgage Loan is comprised of a cross-collateralized group of Mortgage Loans, the LTV Ratio is the fraction, expressed as a percentage, the numerator of which is the scheduled principal balance of all the Mortgage Loans in the cross-collateralized group and the denominator of which is the aggregate of the appraised values of all the Mortgaged Properties related to the cross-collateralized group. The LTV Ratio as of the related maturity date [or, if applicable, the Anticipated Repayment Date], set forth in Annex A-2 was calculated based on the principal balance of the related Mortgage Loan on the related maturity date [or Anticipated Repayment Date, as the case may be,] assuming all principal payments required to be made on or prior to the related maturity date [or, if applicable, the Anticipated Repayment Date] ([in either case,] not including the balloon payment) are made. In addition, because it is based on the value of a Mortgaged Property determined as of loan origination, the information set forth in this prospectus in Annex A-1 and in Annex A-2 is not necessarily a reliable measure of the related borrower’s current equity in each Mortgaged Property. In a declining real estate market, the appraised value of a Mortgaged Property could have decreased from the appraised value determined at origination and the current actual LTV Ratio of a Mortgage Loan and the LTV Ratio at maturity or anticipated repayment date may be higher than its LTV Ratio at origination even after taking into account amortization since origination. See “Risk Factors—Risks Relating to the Mortgage Loans—Appraisals May Not Reflect Current or Future Market Value of Each Property”.]

The characteristics described above and in Annex A-2, along with certain additional characteristics of the Mortgage Loans presented on a loan-by-loan basis, are set forth in Annex A-1.

“Cut-off Date Loan-to-Value Ratio” or “Cut-off Date LTV Ratio” generally means the ratio, expressed as a percentage, of the Cut-off Date Balance of a Mortgage Loan to the Appraised Value of the related Mortgaged Property or Mortgaged Properties determined as described under “—Appraised Value” in this prospectus. See also the footnotes to Annex A-1 in this prospectus. Because the Appraised Values of the Mortgaged Properties were determined prior to origination, the information set forth in this prospectus, including the Annexes hereto, is not necessarily a reliable measure of property value or the related borrower’s current equity in each Mortgaged Property. In a declining real estate market, the appraised value of a Mortgaged Property may have decreased from the appraised value determined at origination and the current actual Cut-off Date loan-to-value ratio of a Mortgage Loan may be higher than the Cut-off Date LTV Ratio that we present in this prospectus, even after taking into account any amortization since origination. No representation is made that any Appraised Value presented in this prospectus would approximate either the value that would be determined in a current appraisal of the related Mortgaged Property or the amount that would be realized upon a sale of that property. See “Risk Factors—Risks Relating to the Mortgage Loans—Appraisals May Not Reflect Current or Future Market Value of Each Property” in this prospectus. In the case of a Mortgage Loan that is part of a Whole Loan, the related Cut-off Date LTV Ratio was calculated based on the

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aggregate principal balance of the Mortgage Loan and the related Pari Passu Companion Loan(s) (but excluding any related Subordinate Companion Loans) as of the Cut-off Date.

“Debt Service Coverage Ratio”, “DSCR”, “Underwritten Debt Service Coverage Ratio”, “U/W NCF DSCR” or “U/W DSCR” generally means the ratio of the Underwritten Net Cash Flow for the related Mortgaged Property or Mortgaged Properties to the Annual Debt Service as shown on Annex A-1 to this prospectus.

[In the case of a Mortgage Loan that is part of a Whole Loan, such debt service coverage ratio was calculated based on the aggregate Annual Debt Service of the Pari Passu Mortgage Loan and the related Pari Passu Companion Loan.]

In general, debt service coverage ratios are used by income property lenders to measure the ratio of (a) cash currently generated by a property or expected to be generated by a property based upon executed leases that is available for debt service to (b) required debt service payments. However, debt service coverage ratios only measure the current, or recent, ability of a property to service mortgage debt. If a property does not possess a stable operating expectancy (for instance, if it is subject to material leases that are scheduled to expire during the loan term and that provide for above-market rents and/or that may be difficult to replace), a debt service coverage ratio may not be a reliable indicator of a property’s ability to service the mortgage debt over the entire remaining loan term. See the definition of “Underwritten Net Cash Flow” below.

The Underwritten Debt Service Coverage Ratios presented in this prospectus appear for illustrative purposes only and, as discussed above, are limited in their usefulness in assessing the current, or predicting the future, ability of a Mortgaged Property or Mortgaged Properties to generate sufficient cash flow to repay the related Mortgage Loan. No representation is made that the Underwritten Debt Service Coverage Ratios presented in this prospectus accurately reflect that ability.

“GLA” means gross leasable area.

“In-Place Cash Management” means, for funds directed into a lockbox, such funds are generally not made immediately available to the related borrower, but instead are forwarded to a cash management account controlled by the lender and the funds are disbursed according to the related Mortgage Loan documents with any excess remitted to the related borrower (unless an event of default under the Mortgage Loan documents or one or more specified trigger events have occurred and are outstanding) generally on a daily basis.

“Loan Per Unit” means the principal balance per unit of measure (as applicable) as of the Cut-off Date. With respect to any Mortgage Loan that is part of a Whole Loan, the Loan Per Unit is calculated with regard to both the related Pari Passu Companion Loan(s) and the related Mortgage Loan, but without regard to any related Subordinate Companion Loan, unless otherwise indicated.

“LTV Ratio at Maturity [or ARD]”, “LTV Ratio at Maturity [or Anticipated Repayment Date]” and “Balloon [or ARD] LTV Ratio” generally means the ratio, expressed as a percentage, of (a) the principal balance of a balloon Mortgage Loan scheduled to be outstanding on the stated maturity date [(or, in the case of an ARD Loan, scheduled to be outstanding on the Anticipated Repayment Date)], assuming (among other things) no prepayments or defaults, to (b) the Appraised Value of the related Mortgaged Property or Mortgaged Properties determined as described under “—Appraised Value”. Each Mortgage Loan requires that a regular monthly debt service payment be made on the stated maturity

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date [or Anticipated Repayment Date, as applicable,] and accordingly the principal balance referenced in clause (a) of the immediately preceding sentence will be net of the principal portion, if any, of the monthly debt service payment due on such date. Because the Appraised Values of the Mortgaged Properties were determined prior to origination, the information set forth in this prospectus, including the Annexes hereto, is not necessarily a reliable measure of the related borrower’s current equity in each Mortgaged Property. In a declining real estate market, the appraised value of a Mortgaged Property may have decreased from the appraised value determined at origination and the actual loan-to-value ratio at maturity of a Mortgage Loan may be higher than the LTV Ratio at Maturity or ARD that we present in this prospectus. See “Risk Factors—Risks Relating to the Mortgage Loans—Appraisals May Not Reflect Current or Future Market Value of Each Property” in this prospectus. In the case of each Mortgage Loan that is part of a Whole Loan, unless otherwise indicated, such loan-to-value ratio was calculated based on the aggregate principal balance that will be due at maturity [(or, in the case of an ARD Loan, scheduled to be outstanding on the Anticipated Repayment Date)] with respect to such Pari Passu Mortgage Loan and the related Pari Passu Companion Loan(s), but without regard to any related Subordinate Companion Loan.

“Maturity Date Balloon [or ARD Payment]” or “Balloon [or ARD Payment]” means, for any balloon Mortgage Loan or ARD Loan, the payment of principal due upon its stated maturity date [or Anticipated Repayment Date]. Each Mortgage Loan requires that a regular monthly debt service payment be made on the stated maturity date [or Anticipated Repayment Date, as applicable,] and accordingly the payment of principal referenced in the immediately preceding sentence will be net of the principal portion, if any, of the monthly debt service payment due on such date.

“Net Operating Income” generally means, for any given period (ending on the “NOI Date”), the total operating revenues derived from a Mortgaged Property during that period, minus the total operating expenses incurred in respect of that Mortgaged Property during that period other than:

●	non-cash items such as depreciation and amortization,
●	capital expenditures, and
●	debt service on the related Mortgage Loan or on any other loans that are secured by that Mortgaged Property.

“NRA” means net rentable area.

“Occupancy Rate” means (i) in the case of multifamily rental properties (other than residential cooperative properties) and manufactured housing community properties, the percentage of rental units, [pads] or beds, as applicable, that are rented (generally without regard to the length of the lease or rental period) as of the date of determination; (ii) in the case of office, retail and industrial/warehouse properties, the percentage of the net rentable square footage rented as of the date of determination (subject to, in the case of certain Mortgage Loans, one or more of the additional lease-up assumptions); (iii) in the case of hospitality properties, the percentage of available rooms occupied for the trailing 12-month period ending on the date of determination; (iv) in the case of self-storage facilities, either the percentage of the net rentable square footage rented or the percentage of units rented as of the date of determination, depending on borrower reporting; and (v) in the case of residential cooperative properties, the property vacancy assumption reflected in the related appraisal for purposes of determining the appraised value of the related Mortgaged Property as a multifamily rental property (i.e., the “Coop-Rental Value” reflected in Annex A-1); such

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vacancy assumption for residential cooperative properties does not reflect actual occupancy. In the case of some of the Mortgage Loans, the calculation of Occupancy Rate for one or more related properties was based on assumptions regarding occupancy, such as: the assumption that a particular tenant at the subject Mortgaged Property that has executed a lease (or, in some cases, a letter of intent to execute a lease), but has not yet taken occupancy and/or has not yet commenced paying rent, will take occupancy on a future date generally expected to occur within 12 months of the Cut-off Date; assumptions regarding the renewal of particular leases and/or the re-leasing of certain space at the subject Mortgaged Property; and certain additional lease-up assumptions as may be described in the footnotes to Annex A-1 to this prospectus. For information regarding the determination of the occupancy rates with respect to the 15 largest Mortgage Loans and related Mortgaged Properties, see the individual Mortgage Loan and portfolio descriptions in Annex A-3.

“Occupancy As Of Date” means the date of determination of the Occupancy Rate of a Mortgaged Property. With respect to a Mortgage Loan secured by a residential cooperative property, the Occupancy As Of Date is the date as of which the value of the related Mortgaged Property is determined pursuant to the appraisal from which the Occupancy Rate is derived.

“Prepayment Provisions” denotes a general summary of the provisions of a Mortgage Loan that restrict the ability of the related borrower to voluntarily prepay the Mortgage Loan. In each case, some exceptions may apply that are not described in the general summary, such as provisions that permit a voluntary partial prepayment in connection with the release of a portion of a Mortgaged Property, or require the application of tenant holdback reserves or performance escrows following failure to satisfy release conditions to a partial prepayment, in each case notwithstanding any lockout period or yield maintenance charge that may otherwise apply. In describing Prepayment Provisions, we use the following symbols with the indicated meanings:

●	“@%(#)” means, with respect to any Mortgage Loan, a specified number of monthly payment periods (which number is denoted by a numeric value #) during which prepayments of principal are permitted with the payment of a prepayment premium (equal to @% of the prepaid amount).
●	“D(#)”means, with respect to any Mortgage Loan, a specified number of monthly payment periods (which number is denoted by a numeric value #) during which voluntary prepayments of principal are prohibited, but the related borrower is permitted to defease that Mortgage Loan in order to obtain a release of the related Mortgaged Property.
●	“L(#)”means, with respect to any Mortgage Loan, a specified number of monthly payment periods (which number is denoted by a numeric value #) during which voluntary prepayments of principal are prohibited and defeasance is not permitted.
●	“O(#)”means, with respect to any Mortgage Loan, a specified number of monthly payment periods (which number is denoted by a numeric value #) during which prepayments of principal are permitted without the payment of any prepayment premium or yield maintenance charge and the lender is not entitled to require a defeasance in lieu of prepayment.
●	“YM(#)”means, with respect to any Mortgage Loan, a specified number of monthly payment periods (which number is denoted by a numeric value #) during which prepayments of principal are permitted with the payment of a yield maintenance charge and the lender is not entitled to require a defeasance in lieu of prepayment.
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●	“D or @%(#)” means, with respect to any Mortgage Loan, a specified number of monthly payment periods (which number is denoted by a numeric value #) during which the related borrower is permitted to defease that Mortgage Loan in order to obtain a release of the related Mortgaged Property and during which prepayments of principal are permitted with the payment of a prepayment premium (equal to @% of the prepaid amount).
●	“D or YM(#)” means, with respect to any Mortgage Loan, a specified number of monthly payment periods (which number is denoted by a numeric value #) during which the related borrower is permitted to defease that Mortgage Loan in order to obtain a release of the related Mortgaged Property and during which prepayments of principal are permitted with the payment of a yield maintenance charge.
●	“GRTR of @% or YM or D(#)” means, with respect to any Mortgage Loan, a specified number of monthly payment periods (which number is denoted by a numeric value #) during which the related borrower is permitted to defease that Mortgage Loan in order to obtain a release of the related Mortgaged Property and during which prepayments of principal are permitted with the payment of the greater of a yield maintenance charge and a prepayment premium (equal to @% of the prepaid amount).
●	“GRTR of @% or YM(#)” means, with respect to any Mortgage Loan, a specified number of monthly payment periods (which number is denoted by a numeric value #) during which prepayments of principal are permitted with the payment of the greater of a yield maintenance charge and a prepayment premium (equal to @% of the prepaid amount) and the lender is not entitled to require a defeasance in lieu of prepayment.

“Remaining Term to Maturity [or ARD]” means, with respect to any Mortgage Loan, the number of months from the Cut-off Date to the related stated maturity date [or Anticipated Repayment Date].

“RevPAR” means, with respect to any hotel property, revenue per available room.

“Square Feet”, “SF” or “Sq. Ft.” means, in the case of a Mortgaged Property operated as a retail center, office, self-storage or industrial/warehouse facility, any other single-purpose property or any combination of the foregoing, the square footage of the net rentable or leasable area.

“T-12” and “TTM” each means trailing 12 months.

“Term to Maturity” means, with respect to any Mortgage Loan, the remaining term, in months, from the Cut-off Date for such Mortgage Loan to the related maturity date [or, in the case of an ARD Loan, the related Anticipated Repayment Date, as applicable]. [Annex A-1 indicates which Mortgage Loans are ARD Loans.]

“Underwritten Expenses” or “U/W Expenses” means, with respect to any Mortgage Loan or Mortgaged Property, an estimate of (a) operating expenses (such as utilities, administrative expenses, repairs and maintenance, management and franchise fees and advertising); and (b) estimated fixed expenses (such as insurance, real estate taxes and, if applicable, ground, space or air rights lease payments), as determined by the related mortgage loan seller and generally derived from historical expenses at the Mortgaged Property, the borrower’s budget or appraiser’s estimate, in some cases adjusted for significant occupancy increases and a market rate management fee and subject to certain

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assumptions and subjective judgments of each mortgage loan seller as described under the definition of “Underwritten Net Operating Income” below.

“Underwritten Net Cash Flow”, “Underwritten NCF” or “U/W NCF” means an amount based on assumptions relating to cash flow available for debt service. In general, it is the Underwritten Net Operating Income less all reserves for capital expenditures, including tenant improvement costs and leasing commissions. Underwritten Net Cash Flow generally does not reflect interest expenses, non-cash items such as depreciation and amortization and other non-reoccurring expenses.

In determining the “revenue” component of Underwritten Net Cash Flow for each Mortgaged Property (other than a residential cooperative property), the related mortgage loan seller generally relied on a rent roll and/or other known, signed tenant leases, executed extension options, property financial statements, estimates in the related appraisal, or other indications of anticipated income (generally supported by market considerations, cash reserves or letters of credit) supplied by the related borrower and, where the actual vacancy shown thereon and, if available, the market vacancy was less than 5%, assumed a minimum 5% vacancy in determining revenue from rents (in certain cases, inclusive of rents under master leases with an affiliate of the borrower that relate to space not used or occupied by the master lease tenant, or, in the case of a hotel property, room rent, food and beverage revenues and other hotel property income), except that in the case of certain non-multifamily and non-manufactured housing community properties, space occupied by such anchor or single tenants or other large creditworthy tenants may have been disregarded (or a rate of less than 5% has been assumed) in performing the vacancy adjustment due to the length of the related leases or creditworthiness of such tenants. Where the actual or market vacancy was greater than 5%, the mortgage loan seller determined revenue from rents (in certain cases, inclusive of rents under master leases with an affiliate of the borrower that relate to space not used or occupied by the master lease tenant, or, in the case of a hotel property, room rent, food and beverage revenues and other hotel property income) by generally relying on a rent roll and/or other known, signed leases, executed lease extension options, property financial statements, estimates in the related appraisal, or other indications of anticipated income (generally supported by market considerations, cash reserves or letters of credit) supplied and generally (but not in all cases) the greatest of (a) actual current vacancy at the related Mortgaged Property or a vacancy otherwise based on performance of the related Mortgaged Property (e.g., an economic vacancy based on actual collections for a specified trailing period), (b) if available, current vacancy according to third party-provided market information or at comparable properties in the same or similar market as the related Mortgaged Property, subject to adjustment to address special considerations (such as where market vacancy may have been ignored with respect to space covered by long-term leases or because it was deemed inapplicable by reason of, among other things, below market rents at or unique characteristics of the subject Mortgaged Property) and/or to reflect the appraiser’s conclusion of a supportable or stabilized occupancy rate, and (c) subject to the discussion above, 5%. In some cases involving a multi-property Mortgage Loan, the foregoing vacancy assumptions may be applied to the portfolio of the related Mortgaged Properties in the entirety, but may not apply to each related Mortgaged Property. In addition, for some Mortgaged Properties, the actual vacancy may reflect the average vacancy over the course of a year (or trailing 12-month period). In determining revenue for multifamily, manufactured housing community and self-storage properties, the mortgage loan sellers generally reviewed rental revenue shown on the rolling one-to-twelve month (or come combination thereof) operating statements or annualized the rental revenue and reimbursement of expenses shown on rent rolls or operating statements with respect to the prior one-to-twelve-month periods. In the case of hospitality properties, gross receipts

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were generally determined based upon the average occupancy not to exceed 80% and daily rates based on third party-provided market information or average daily rates achieved during the prior one-to-three year annual reporting period.

In determining the “expense” component of Underwritten Net Cash Flow for each Mortgaged Property, the related mortgage loan seller generally relied on, to the extent available, historical operating statements, full-year or year-to-date financial statements, rolling 12-month operating statements, year-to-date financial statements and/or budgets supplied by the related borrower, as well as estimates in the related appraisal, except that: (i) if tax or insurance expense information more current than that reflected in the financial statements was available and verified, the newer information was generally used; (ii) property management fees were generally assumed to be 1% to 6% (depending on the property type) of effective gross revenue (or, in the case of a hospitality property, gross receipts); (iii) in general, depending on the property type, assumptions were made with respect to the average amount of reserves for leasing commissions, tenant improvement expenses and capital expenditures; (iv) expenses were assumed to include annual replacement reserves; and (v) recent changes in circumstances at the Mortgaged Properties were taken into account (for example, physical changes that would be expected to reduce utilities costs). Annual replacement reserves were generally underwritten to the suggested replacement reserve amount from an independent, third party property condition or engineering report, or minimum requirements by property type designated by the mortgage loan seller, and are: (a) in the case of retail, office, self-storage and industrial/warehouse properties, generally not more than $0.40 per square foot of net rentable commercial area (and may be zero); (b) in the case of multifamily rental apartments, generally not more than approximately $400 per residential unit per year, depending on the condition of the property (and may be zero); (c) in the case of manufactured housing community properties, generally not more than approximately $80 per pad per year, depending on the condition of the property (and may be zero); and (d) in the case of hospitality properties, generally 4% to 5%, inclusive, of gross revenues (and may be zero). In addition, in some cases, the mortgage loan seller recharacterized as capital expenditures items that are reported by borrowers as operating expenses (thus increasing the “net cash flow”).

Historical operating results may not be available for Mortgaged Properties with newly constructed improvements, Mortgaged Properties with triple-net leases, Mortgaged Properties that have recently undergone substantial renovations and newly acquired Mortgaged Properties. In such cases, items of revenue and expense used in calculating Underwritten Net Cash Flow were generally derived from rent rolls, estimates set forth in the related appraisal, leases with tenants, other third party provided market information or from other borrower-supplied information. We cannot assure you with respect to the accuracy of the information provided by any borrowers, or the adequacy of the procedures used by the applicable mortgage loan seller in determining the presented operating information.

For purposes of calculating Underwritten Net Cash Flow for Mortgage Loans where leases have been executed by one or more affiliates of the borrower, the rents under some of such leases, if applicable, have been adjusted downward to reflect market rents for similar properties if the rent actually paid under the lease was significantly higher than the market rent for similar properties.

The amounts described as revenue and expense above are often highly subjective values. In the case of some of the Mortgage Loans, the calculation of Underwritten Net Cash Flow for the related Mortgaged Properties was based on assumptions regarding projected rental income, expenses and/or occupancy, including, without limitation, one or more of the following: (i) the assumption that a particular tenant at a Mortgaged Property

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that has executed a lease or letter of intent, but has not yet taken occupancy and/or has not yet commenced paying rent, will take occupancy and commence paying rent on a future date generally expected to occur within twelve months of the cut-off date; (ii) the assumption that certain rental income that is to be payable commencing on a future date under a signed lease, but where the subject tenant is in an initial rent abatement or free rent period, will be paid commencing on such future date; (iii) assumptions regarding the probability of renewal or extension of particular leases and/or the re-leasing of certain space at a Mortgaged Property and the anticipated effect on capital and re-leasing expenditures; (iv) assumptions regarding the costs and expenses, including leasing commissions and tenant improvements, associated with leasing vacant space or releasing occupied space at a future date; and (v) assumptions regarding future increases or decreases in expenses, or whether certain expenses are capital expenses or should be treated as expenses which are not recurring. In addition, in the case of some commercial properties, the underwritten revenues were adjusted upward to account for a portion or average of the additional rents provided for under any rent step-ups scheduled to occur over the terms of the executed leases. We cannot assure you that the assumptions made with respect to any mortgage loan will, in fact, be consistent with actual property performance. Actual annual net cash flow for a Mortgaged Property may be less than the Underwritten Net Cash Flow presented with respect to that property in this prospectus. In addition, the underwriting analysis of any particular Mortgage Loan as described in this prospectus by a particular mortgage loan seller may not conform to an analysis of the same property by other persons or entities.

See “Risk Factors—Risks Related to the Mortgage Loans—Underwritten Net Cash Flow Could Be Based On Incorrect or Flawed Assumptions” in this prospectus. See also Annex A-1 and the footnotes thereto.

The “Underwritten Net Cash Flow Debt Service Coverage Ratio” or “UW NCF DSCR” for any Mortgage Loan for any period, as presented in this prospectus, including the tables presented on Annex A-1 and Annex A-2 attached, is the ratio of Underwritten Net Cash Flow calculated for the related Mortgaged Property to the amount of total Annual Debt Service on such Mortgage Loan except that the Underwritten Net Cash Flow Debt Service Coverage Ratio for all partial interest-only loans, if any, was calculated based on the first principal and interest payment required to be made to the issuing entity during the term of the Mortgage Loan. The Underwritten Net Cash Flow Debt Service Coverage Ratio for all interest-only loans were calculated based on the sum of the first 12 interest payments following the Cut-off Date. With respect to any Mortgage Loan comprised of a cross-collateralized group of Mortgage Loans, the Underwritten Net Cash Flow Debt Service Coverage Ratio is the ratio of the Underwritten Net Cash Flow calculated for the Mortgaged Properties related to the cross-collateralized group to the total Annual Debt Service for all of the Mortgage Loans in the cross-collateralized group.

“Underwritten NCF Debt Yield” or “U/W NCF Debt Yield” generally means, with respect to any Mortgage Loan, the related Underwritten NCF divided by the Cut-off Date Balance of that Mortgage Loan. However, in the case of a Mortgage Loan that is part of a Whole Loan, unless otherwise indicated, such debt yield was calculated based on the aggregate principal balance of such Mortgage Loan and the related Pari Passu Companion Loan(s) as of the Cut-off Date (and, for the avoidance of doubt, without regard to any related Subordinate Companion Loan).

No Mortgage Loan included in the Trust has an Underwritten NCF Debt Yield calculated based on the related Cut-off Date Balance less a related earnout or holdback reserve.

“Underwritten Net Operating Income”, “Underwritten NOI” or “U/W NOI” means an amount based on assumptions of the cash flow available for debt service before deductions

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for capital expenditures, including replacement reserves, tenant improvement costs and leasing commissions. In general, Underwritten Net Operating Income is the assumed revenue derived from the use and operation of a Mortgaged Property, consisting primarily of rental income, less the sum of (a) assumed operating expenses (such as utilities, administrative expenses, repairs and maintenance, management fees and advertising) and (b) fixed expenses, such as insurance, real estate taxes and, if applicable, ground lease payments. Underwritten Net Operating Income is generally estimated in the same manner as Underwritten Net Cash Flow, except that no deduction is made for capital expenditures, including replacement reserves, tenant improvement costs and leasing commissions. For certain additional information related to calculation of “Underwritten Net Operating Income”, “Underwritten NOI” or “U/W NOI” for the Mortgage Loans secured by residential cooperative properties, see “—Certain Characteristics of Mortgage Loans Secured by Residential Cooperatives” below. See “Risk Factors—Risks Relating to the Mortgage Loans—Underwritten Net Cash Flow Could Be Based On Incorrect or Flawed Assumptions” in this prospectus.

“Underwritten Net Operating Income Debt Service Coverage Ratio” or “U/W NOI DSCR” for any Mortgage Loan for any period, as presented in this prospectus, including the tables presented on Annex A-1 and Annex A-2, is the ratio of Underwritten NOI calculated for the related Mortgaged Property to the amount of total Annual Debt Service on such Mortgage Loan except that the Underwritten Net Operating Income Debt Service Coverage Ratio for all partial interest-only loans, if any, was calculated based on the first principal and interest payment required to be made to the issuing entity during the term of the Mortgage Loan. However, in the case of a Mortgage Loan that is part of a Whole Loan, unless otherwise indicated, such debt service coverage ratio was calculated based on the aggregate Annual Debt Service of the related Mortgage Loan and the related Pari Passu Companion Loan(s) as of the Cut-off Date (and, for the avoidance of doubt, without regard to any related Subordinate Companion Loan). The Underwritten Net Operating Income Debt Service Coverage Ratios for all interest-only Mortgage Loans were calculated based on the sum of the first 12 interest payments following the Cut-off Date.

“Underwritten NOI Debt Yield” or “U/W NOI Debt Yield” means, with respect to any Mortgage Loan, the related Underwritten NOI divided by the Cut-off Date Balance of that Mortgage Loan. In the case of a Mortgage Loan that is part of a Whole Loan, unless otherwise indicated, such debt yield was calculated based on the aggregate principal balance of such Mortgage Loan and the related Pari Passu Companion Loan(s) as of the Cut-off Date (and, for the avoidance of doubt, without regard to any related Subordinate Companion Loan).

“Underwritten Revenues” or “U/W Revenues” with respect to any Mortgage Loan means the gross potential rent (in certain cases, inclusive of rents under master leases with an affiliate of the borrower that relate to space not used or occupied by the master lease tenant, or, in the case of a hotel property, room rent, food and beverage revenues and other hotel property income), subject to the assumptions and subjective judgments of each mortgage loan seller as described under the definition of “Underwritten Net Operating Income” above.

“Units”, “Rooms”, [“Pads”] or “Beds” means (a) in the case of a Mortgaged Property operated as multifamily housing, or as residential cooperative properties, the number of apartments, regardless of the size of or number of rooms in such apartment, (b) in the case of a Mortgaged Property operated as a hotel property, the number of guest rooms [and (c) in the case of a Mortgaged Property operated as a manufactured housing community property, the number of pads for manufactured homes,] or (d) in the case of certain Mortgaged Properties operated as multifamily housing properties, the number of beds.

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“Weighted Average Mortgage Rate” means the weighted average of the Mortgage Rates as of the Cut-off Date.

You should review the footnotes to Annex A-1 in this prospectus for information regarding certain other loan-specific adjustments regarding the calculation of debt service coverage ratio information, loan-to-value ratio information, debt yield information and/or loan per net rentable square foot or unit with respect to certain of the Mortgage Loans.

Except as otherwise specifically stated, the Cut-off Date LTV Ratio, Underwritten Debt Service Coverage Ratio, LTV Ratio at Maturity [or ARD], Underwritten NCF Debt Yield, Underwritten NOI Debt Yield and loan per net rentable square foot or unit statistics with respect to each Mortgage Loan are calculated and presented without regard to any indebtedness other than the Mortgage Loan [and any related Pari Passu Companion Loan], whether or not secured by the related Mortgaged Property, ownership interests in the related borrower or otherwise, that currently exists or that may be incurred by the related borrower or its owners in the future.

References to “weighted averages” of the Mortgage Loans in the Mortgage Pool or any particular sub-group of the mortgage loans are references to averages weighted on the basis of the Cut-off Date Balances of the subject Mortgage Loans.

If we present a debt rating for some tenants and not others in the tables, you should assume that the other tenants are not rated and/or have below-investment grade ratings. If a tenant has a rated parent or affiliate, we present the rating of that parent or affiliate, notwithstanding that the parent or affiliate may itself have no obligations under the lease. Presentation of a rating opposite a tenant should not be construed as a statement that the relevant tenant will perform or be able to perform its obligations.

The sum in any column of any of the tables in Annex A-2 may not equal the indicated total due to rounding.

Historical information presented in this prospectus, including information in Annexes A-1 and A-3 to this prospectus is derived from audited and/or unaudited financial statements provided by the borrowers. In each case, the historical information is taken from the same source with respect to a Mortgage Loan and subject to the same adjustments and considerations as described above with respect to the fifteen (15) largest Mortgage Loans under the definition of “Cash Flow Analysis”.

Mortgage Loan Name	% of Initial Pool Balance	Un-Adjusted Underwritten NOI Debt Yield	Holdback Amount	Underwritten NOI Debt Yield
[___]	[___]%	[___]%	$[___]	[___]%
[___]	[___]%	[___]%	$[___]	[___]%
[___]	[___]%	[___]%	$[___]	[___]%
[___]	[___]%	[___]%	$[___]	[___]%
[___]	[___]%	[___]%	$[___]	[___]%

“Underwritten Revenues” with respect to any Mortgage Loan, means the gross potential rent (in certain cases, inclusive of rents under master leases with an affiliate of the borrower that relate to space not used or occupied by the master lease tenant, or, in the case of a hotel property, room rent, food and beverage revenues and other hotel property income), subject to the assumptions and subjective judgments of each Mortgage Loan seller as described under the definition of “Underwritten Net Operating Income” above.

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“Units”, “Rooms”, “Beds” or “Pads” means (a) in the case of a Mortgaged Property operated as multifamily housing, the number of apartments, regardless of the size of or number of rooms in such apartment, (b) in the case of a Mortgaged Property operated as a hotel property, the number of guest rooms, (c) in the case of a Mortgaged Property operated as a manufactured housing community property, the number of pads for manufactured homes [or (d) in the case of certain Mortgaged Properties operating as student housing, the number of beds.]

“Weighted Average Mortgage Rate” means the weighted average of the Mortgage Rates as of the Cut-off Date.

Mortgage Pool Characteristics

Overview

Cut-off Date Mortgage Loan Characteristics

All Mortgage Loans
Initial Pool Balance	$[___]
Number of Mortgage Loans	[___]
Number of Mortgaged Properties	[___]
Number of crossed loan pools	[___]
Crossed loan pools as a percentage	[___]%
Range of Cut-off Date Balances	$[___] to $[___]
Average Cut-off Date Balance	$[___]
Range of Mortgage Rates	[___]% to [___]%
Weighted average Mortgage Rate	[___]%
Range of original terms to maturity	[___] months to [___] months
Weighted average original term to maturity	[___] months
Range of remaining terms to maturity	[___] months to [___] months
Weighted average remaining term to maturity	[___] months
Range of original amortization term	[___] months to [___] months
Weighted average original amortization term	[___] months
Range of remaining amortization terms	[___] months to [___] months
Weighted average remaining amortization term	[___] months
Range of LTV Ratios	[___]% to [___]%
Weighted average LTV Ratio	[___]%
Range of LTV Ratios as of the maturity date	[___]% to [___]%
Weighted average LTV Ratio as of the maturity date	[___]%
Range of U/W NCF DSCR	[___]x to [___]x
Weighted average U/W NCF DSCR	[___]x
Range of U/W NOI Debt Yield
Weighted average U/W NOI Debt Yield
Percentage of Initial Pool Balance consisting of:
Interest Only-Balloon	[___]%
Balloon	[___]%
Interest Only	[___]%
ARD-Interest Only	[___]%
ARD-Interest Only-Balloon	[___]%
ARD-Balloon	[___]%

*	[THESE ARE REPRESENTATIVE CHARACTERISTICS THAT WILL VARY FROM DEAL TO DEAL]
(1)	Subject to a permitted variance of plus or minus [5]%.
[#]	[Insert appropriate footnotes to identify material clarifications and explanations for the specific assets in the mortgage pool.]

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[#]	[In the case of the [__] mortgage loans, collectively representing approximately [__]% of the aggregate principal balance of the pool of mortgage loans as of the cut-off date, each of which has one or more pari passu companion loans [or a subordinate companion loan] that are not included in the issuing entity, the debt service coverage ratios, loan-to-value ratios and debt yield have been calculated including the related pari passu companion loans [but excluding any related subordinate companion loan].]
[#]	Debt service coverage ratios are calculated using the average of the principal and interest payments for the first twelve payment periods of the mortgage loan following the cut-off date (but without regard to any leap year adjustments), provided that (i) in the case of a mortgage loan that provides for interest-only payments through maturity or its anticipated repayment date, as applicable, such items are calculated based on the interest payments scheduled to be due on the first due date following the cut-off date and the 11 due dates thereafter for such mortgage loan and (iii) in the case of a mortgage loan that provides for an initial interest-only period that ends prior to maturity [or its anticipated repayment date, as applicable,] and provides for scheduled amortization payments thereafter, such items are calculated based on the monthly payment of principal and interest payable immediately following the expiration of the interest-only period.
[#]	[Add any necessary footnotes for Trust Subordinate Companion Loans]

[The issuing entity will include [____] Mortgage Loans, representing approximately [___]% of the Initial Pool Balance, that represent the obligations of multiple borrowers that are liable on a joint and several basis for the repayment of the entire indebtedness evidenced by the related Mortgage Loan and/or represent separate obligations of each borrower that are cross-collateralized and cross-defaulted with each other.]

See also “—Certain Calculations and Definitions” above for important general and specific information regarding the manner of calculation of the underwritten debt service coverage ratios and LTV Ratios. See also “—Certain Terms of the Mortgage Loans” below for important information relating to certain payment and other terms of the Mortgage Loans.

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Property Types

The table below shows the property type concentrations of the Mortgaged Properties:

Property Type Distribution(1)

Property Type	Number of Mortgage Loans	Number of Mortgaged Properties	Aggregate Cut-off Date Balance(1)	Approx. % of Initial Pool Balance
Retail
[Anchored]	[___]	[___]	$[___]	[___]%
[Shadow Anchored]	[___]	[___]	[___]	[___]
[Unanchored]	[___]	[___]	[___]	[___]
[Single Tenant]	[___]	[___]	[___]	[___]
[Outlet Center]	[___]	[___]	[___]	[___]
[Regional Mall]	[___]	[___]	[___]	[___]
Office	[___]	[___]	[___]	[___]
[CBD]	[___]	[___]	[___]	[___]
[Suburban]	[___]	[___]	[___]	[___]
[Medical]	[___]	[___]	[___]	[___]
Multifamily
[Garden]	[___]	[___]	[___]	[___]
[High Rise]	[___]	[___]	[___]	[___]
[Mid Rise]	[___]	[___]	[___]	[___]
[Student Housing]	[___]	[___]	[___]	[___]
[Senior Housing]	[___]	[___]	[___]	[___]
Hotel Property
[Full Service]	[___]	[___]	[___]	[___]
[Limited-Service]	[___]	[___]	[___]	[___]
[Select Service]	[___]	[___]	[___]	[___]
[Extended Stay]	[___]	[___]	[___]	[___]
Mixed Use
[Retail/Office]	[___]	[___]	[___]	[___]
[Retail/Parking]	[___]	[___]	[___]	[___]
[Flex]	[___]	[___]	[___]	[___]
Other	[___]	[___]	[___]	[___]
Industrial
[Warehouse/distribution]	[___]	[___]	[___]	[___]
[Data Center]	[___]	[___]	[___]	[___]
[Event Center]	[___]	[___]	[___]	[___]
[Parking]	[___]	[___]	[___]	[___]
Manufactured Housing
Self-Storage	[___]	[___]	[___]	[___]
Total	[___]	[___]	$[___]	[___]%

(1)	Because this table presents information relating to Mortgaged Properties and not Mortgage Loans, the information for Mortgage Loans secured by more than one Mortgaged Property is based on allocated loan amounts as set forth in Annex A-1.

Retail Properties

With respect to the retail properties[, mixed use properties and self-storage properties] with retail components set forth in the above chart:

●	[ADD DISCLOSURES REGARDING OPERATING COVENANTS, IF APPROPRIATE]
●	[ADD OTHER DISCLOSURES REGARDING THIS PROPERTY TYPE, IF APPROPRIATE]

See “Risk Factors—Risks Relating to the Mortgage Loans—Retail Properties Have Special Risks”, and “—Some Mortgaged Properties May Not Be Readily Convertible to Alternative Uses” in this prospectus, and “—Specialty Use Concentrations” below.

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Office Properties

With respect to the office properties set forth in the above chart [and mixed use properties] that include office tenants:

●	[ADD DISCLOSURES REGARDING THIS PROPERTY TYPE, IF APPROPRIATE]

See “Risk Factors—Risks Relating to the Mortgage Loans—Office Properties Have Special Risks” and “—Specialty Use Concentrations” below and “Risk Factors—Risks Relating to the Mortgage Loans—Some Mortgaged Properties May Not Be Readily Convertible to Alternative Uses”.

Multifamily Properties

With respect to the multifamily properties set forth in the above chart:

●	[______] Mortgaged Properties identified on Annex A-1 as [_________], securing approximately [____]% of the Initial Pool Balance by allocated loan amount, have [ADD DISCLOSURES SPECIFICALLY RELATING TO TENANT TYPES (E.G., STUDENTS, MILITARY BASE PERSONNEL, EMPLOYEES OF A PARTICULAR INDUSTRY)]
●	[ADD DISCLOSURES REGARDING PROPERTIES THAT ARE SUBJECT TO:
1.	RESTRICTIONS ON THE AGE OF TENANTS;
2.	GOVERNMENTAL ASSISTANCE/RENT SUBSIDY PROGRAMS SUCH AS THE SECTION 8 TENANT-BASED ASSISTANCE RENTAL CERTIFICATE PROGRAM OF THE U.S. DEPARTMENT OF HOUSING AND URBAN DEVELOPMENT OR A SIMILAR PROGRAM;
3.	STATE AND LOCAL REGULATIONS, ORDINANCE OR AFFORDABLE HOUSING COVENANTS, WHICH MAY AFFECT THE BUILDING OWNER’S ABILITY TO INCREASE RENT TO MARKET RENT FOR AN EQUIVALENT APARTMENT OR MAY REQUIRE THE BUILDING OWNER TO RENT UNITS TO INDIVIDUALS MEETING LOW INCOME REQUIREMENTS; AND
4.	ANY TAX CREDIT OR PILOT PROGRAM]
●	[ADD DISCLOSURES REGARDING PROPERTIES THAT ARE RESIDENTIAL COOPERATIVE BUILDINGS AND THE LENDER UNDER THE BUILDING ARE OWNED OR LEASED BY A NON-PROFIT RESIDENTIAL COOPERATIVE CORPORATION]
●	[ADD OTHER DISCLOSURES REGARDING THIS PROPERTY TYPE, IF APPROPRIATE]

See “Risk Factors—Risks Relating to the Mortgage Loans—Multifamily Properties Have Special Risks”.

Hotel Properties

With respect to the hotel properties set forth in the above chart:

●	[[______] Mortgaged Properties identified on Annex A-1 as [_________], securing approximately [____]% of the Initial Pool Balance by allocated loan amount, are flagged hotel properties that are affiliated with any franchise or hotel management company through a franchise or management agreement.]
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The following table shows the breakdown of each Mortgaged Property associated with a hotel brand through a license, franchise agreement, operating agreement or management agreement.

Mortgaged Property Name	Mortgage Loan Cut-off Date Balance	Percentage (%) of the Initial Pool Balance by Allocated Loan Amount	Expiration/Termination of Related License/ Franchise Agreement, Operating Agreement or Management Agreement	Maturity Date of the related Mortgage Loan
[___]	$[___]	[___]%	[___]	[___]
●	[[______] Mortgaged Properties identified on Annex A-1 as [_________], securing approximately [____]% of the Initial Pool Balance by allocated loan amount, are not flagged hotel properties];
●	[ADD DISCLOSURES REGARDING PROPERTIES THAT MAY DERIVE A SIGNIFICANT PORTION OF THE REVENUE FROM THE OPERATIONS OF ENTERTAINMENT COMPLEXES THAT INCLUDE RESTAURANTS, LOUNGES, NIGHTCLUBS AND/OR BANQUET AND MEETING SPACES]
●	[ADD DISCLOSURES REGARDING PROPERTIES WITH ANY LIQUOR LICENSING ISSUES]
●	[ADD DISCLOSURES REGARDING MORTGAGED PROPERTIES THAT ARE SUBJECT TO CERTAIN PIP AND OTHER RENOVATION AND REPLACEMENT REQUIREMENTS UNDER THE RELATED FRANCHISE AGREEMENT AND FRANCHISOR PROGRAM REQUIREMENTS] See “—Redevelopment, Renovation and Expansion” below.]
●	[ADD DISCLOSURES REGARDING ANY ISSUES WITH THE FRANCHISE AGREEMENT, LICENSES AND MANAGEMENT AGREEMENT, IF APPROPRIATE]
●	[ADD OTHER DISCLOSURES REGARDING THIS PROPERTY TYPE, IF APPROPRIATE]]

See “Risk Factors—Risks Relating to the Mortgage Loans—Risks Relating to Affiliation with a Franchise or Hotel Management Company” and “—Hotel Properties Have Special Risks” and “—Specialty Use Concentrations” below and “Risk Factors—Risks Relating to the Mortgage Loans—Some Mortgaged Properties May Not Be Readily Convertible to Alternative Uses”.

Self-Storage Properties

With respect to the self-storage properties set forth in the above chart:

●	[ADD DISCLOSURES REGARDING THIS PROPERTY TYPE, IF APPROPRIATE]

[[__] Mortgaged Properties identified on Annex A-1 as [_____], representing [__]% of the Initial Pool Balance by allocated loan amount derive a portion of the Underwritten Revenue from one or more of (a) rent derived from truck rentals located at the related Mortgaged Property, (b) rent derived from cell tower leases, (c) the leasing of certain parking spaces located at the related Mortgaged Properties for purposes of recreational vehicle and boat storage and/or (d) rent derived from commercial/retail tenants operating at the related Mortgaged Property.]

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See “Risk Factors—Risks Relating to the Mortgage Loans—Self-Storage Properties Have Special Risks”.

Mixed Use Properties

With respect to the mixed-use properties set forth in the above chart:

●	[Each of the mixed use Mortgaged Properties has one or more retail, office and/or multifamily components.] See “Risk Factors—Risks Relating to the Mortgage Loans—Retail Properties Have Special Risks”, “—Office Properties Have Special Risks” and “—Multifamily Properties Have Special Risks”, as applicable.
●	[ADD OTHER DISCLOSURES REGARDING THIS PROPERTY TYPE, IF APPROPRIATE]

Certain of the mixed use Mortgaged Properties may have specialty uses. See “—Specialty Use Concentrations” below.

See “Risk Factors—Risks Relating to the Mortgage Loans—Some Mortgaged Properties May Not Be Readily Convertible to Alternative Uses”.

Industrial Properties

With respect to the industrial properties set forth in the above chart:

●	[ADD DISCLOSURES REGARDING COLD STORAGE FACILITIES]
●	[ADD OTHER DISCLOSURES REGARDING THIS PROPERTY TYPE, IF APPROPRIATE]

[[__] Mortgaged Properties identified on Annex A-1 as [_____], representing [__]% of the Initial Pool Balance by allocated loan amount derive a portion of the Underwritten Revenues from revenue from (a) rent derived from the leasing of office space at the Mortgaged Property and (b) rent derived from cell tower leases.]

See “Risk Factors—Risks Relating to the Mortgage Loans—Industrial Properties Have Special Risks”.

Manufactured Housing Community Properties

With respect to the manufactured housing community properties set forth in the above chart and mixed use properties that include manufactured housing community components:

●	[[___] [(__)] Mortgaged Properties identified on Annex A-1 as [_________], securing approximately [____]% of the Initial Pool Balance by allocated loan amount, are recreational vehicle resorts or have a significant portion of the properties that are intended for short-term recreational vehicle hook-ups.]
●	[DESCRIBE ANY PORTION OF MANUFACTURED HOUSING COMMUNITY PROPERTIES THAT ARE NOT PART OF THE COLLATERAL OR INCLUDED IN THE UNDERWRITING]
●	[ADD OTHER DISCLOSURES REGARDING THIS PROPERTY TYPE, IF APPROPRIATE]

See “Risk Factors—Risks Relating to the Mortgage Loans—Manufactured Housing Community Properties Have Special Risks”.

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Specialty Use Concentrations

Certain Mortgaged Properties have one of the 5 largest tenants that operates its space as a specialty use that may not allow the space to be readily converted to be suitable for another type of tenant, as set forth in the following table.

Specialty Use	Number of Mortgaged Properties	Approx. % of Initial Pool Balance
[Medical, dental, physical therapy or veterinary offices or clinics, outpatient facilities, research or diagnostic laboratories or health management services and/or health professional schools]	[___]	[___]%
[Restaurant]	[___]	[___]
[Parking garages/accounts]	[___]	[___]
[Theater]	[___]	[___]
[Gym, fitness center or a health club]	[___]	[___]
[Bank branch]	[___]	[___]
[School or educational facility a beauty and cosmetology school]	[___]	[___]
[LIST OTHER SPECIALTY USE]	[___]	[___]

See “Risk Factors—Risks Relating to the Mortgage Loans—Some Mortgaged Properties May Not Be Readily Convertible to Alternative Uses”.

Significant Mortgage Loans and Significant Obligors

[The Mortgaged Property identified on Annex A-1 as [_______], securing a Mortgage Loan that represents approximately [__]%, of the Initial Pool Balance, is a “significant obligor” as such term is used in Items 1101 and 1112 of Regulation AB with respect to this offering. See Annex A-1.]

[INCLUDE INFORMATION REQUIRED BY ITEM 1112(a) and (b) FOR EACH SIGNIFICANT OBLIGOR]

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Mortgage Loan Concentrations

The following table shows certain information regarding the ten largest Mortgage Loans or groups of crossed loans by Cut-off Date Balance:

Top Ten Mortgage Loans or Groups of Cross-Collateralized Mortgage Loans

Loan Name	Mortgage Loan Cut-off Date Balance	Approx. % of Initial Pool Balance	Loan per Unit(1)	U/W NCF DSCR(1)	Cut-off Date LTV Ratio(1)	Property Type
[____________]	$[_____]	[____]%	$[______]	[____]x	[_____]%	[______]
[____________]	$[_____]	[____]%	$[______]	[____]x	[_____]%	[______]
[____________]	$[_____]	[____]%	$[______]	[____]x	[_____]%	[______]
[____________]	$[_____]	[____]%	$[______]	[____]x	[_____]%	[______]
Top 3 Total/Weighted Average	$[_____]	[____]%		[____]x	[_____]%
Top 5 Total/Weighted Average	$[_____]	[____]%		[____]x	[_____]%
Top 10 Total/Weighted Average	$[_____]	[____]%		[____]x	[_____]%

(1)	In the case of each of the Mortgage Loans that is part of an AB Whole Loan, the calculation of the Loan per Unit, U/W NCF DSCR and Cut-off Date LTV Ratio for each such Mortgage Loan is calculated based on the principal balance, debt service payment and Underwritten Net Cash Flow for the Mortgage Loan included in the issuing entity and the related Pari Passu Companion Loan in the aggregate, but excludes the principal balance and debt service payment of any related Subordinate Companion Loan.
(2)	[ADD OTHER FOOTNOTES, IF APPROPRIATE]

See “—Assessment of Property Value and Condition” for additional information.

For more information regarding the fifteen (15) largest Mortgage Loans and/or loan concentrations and related Mortgaged Properties, see the individual Mortgage Loan and portfolio descriptions under “Description of Top Fifteen Mortgage Loans” in Annex A-3. Other than with respect to the top ten Mortgage Loans identified in the table above, each of the other Mortgage Loans represents no more than [_____]% of the Initial Pool Balance.

See “Risk Factors—Risks Relating to the Mortgage Loans—Concentrations Based on Property Type, Geography, Related Borrowers and Other Factors May Have a Disproportionate Impact on the Performance of the Certificates”.

[Cross-Collateralized Mortgage Loans; Multi-Property Mortgage Loans and Related Borrower Mortgage Loans

The pool of Mortgage Loans will include [_____] Mortgage Loans, set forth in the table below entitled “Cross-Collateralized/Multi-Property Mortgage Loans”, representing approximately [_____]% of the Initial Pool Balance, which are each secured by two or more properties. In some cases, however, the amount of the mortgage lien encumbering a particular property may be less than the full amount of indebtedness under the Mortgage Loan, generally to minimize recording tax. In such instances, the mortgage amount may equal a specified percentage (generally ranging from [_____]% to [_____]%, inclusive) of the appraised value or allocated loan amount for the particular Mortgaged Property. This would limit the extent to which proceeds from that property would be available to offset declines in value of the other Mortgaged Properties securing the same Mortgage Loan or group of cross-collateralized Mortgage Loans.

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The table below shows each individual Mortgage Loan that is secured by two or more Mortgaged Properties and each group of cross-collateralized Mortgage Loans.

Cross-Collateralized/Multi-Property Mortgage Loans

Mortgage Loan/Property Portfolio Names	Multi-Property Loan or Cross-Collateralized Group	Aggregate Cut-off Date Balance	Approx. % of Initial Pool Balance
[____________]		$[________]	[_______]%
[____________]		[________]	[_______]
[____________]		[________]	[_______]
[____________]		[________]	[_______]
[____________]		[________]	[_______]
Total		$[________]	[_______]%

[In some cases, an individual Mortgaged Property may be comprised of two or more parcels that may not be contiguous or may be owned by separate borrowers. For example, with respect to the Mortgage Loans secured by the Mortgaged Properties identified as [_________] on Annex A-1, representing approximately [_____]% of the Initial Pool Balance, the related Mortgaged Properties are comprised of more than one (1) parcel, which in some cases are owned by separate borrowers.]

[[______] groups of Mortgage Loans, set forth in the table below entitled “Related Borrower Loans”, representing approximately [_____]% of the Initial Pool Balance, are not cross-collateralized but have borrower sponsors related to each other, but no group of Mortgage Loans having borrower sponsors that are related to each other represents more than approximately [___]% of the Initial Pool Balance. The following table shows each group of Mortgage Loans having borrowers that are related to each other. See “Risk Factors—Risks Relating to the Mortgage Loans—Concentrations Based on Property Type, Geography, Related Borrowers and Other Factors May Have a Disproportionate Impact on the Performance of the Certificates” in addition to Annex A-1.]

Related Borrower Loans (Other than Cross-Collateralized Groups)

Mortgage Loan/Mortgaged Property Portfolio Names	Number of Mortgaged Properties	Aggregate Cut-off Date Balance	Approx. % of Initial Pool Balance
Group [___]:
[______]		$[______]	[______]%
[______]		[______]	[______]
Total for Group [____]:		$[______]	[______]%
Group [__]:
[______]		$[______]	[______]%
[______]		[______]	[______]
Total for Group [__]:		$[______]	[______]%

[ADD ADDITIONAL LOAN GROUPS]

Mortgage loans with related borrowers are identified under “Affiliated Sponsor” on Annex A-1. See “Risk Factors—Risks Relating to the Mortgage Loans—Concentrations Based on Property Type, Geography, Related Borrowers and Other Factors May Have a Disproportionate Impact on the Performance of the Certificates” in addition to Annex A-1 and the related footnotes.]

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Geographic Concentrations

The table below shows the states that have concentrations of Mortgaged Properties that secure 5.0% or more of the Initial Pool Balance:

Geographic Distribution(1)

State(2)	Number of Mortgaged Properties	Aggregate Cut-off Date Balance	% of Initial Pool Balance
[___]	[___]	$[_____]	[___]%
[___]	[___]	$[_____]	[___]%
[___]	[___]	$[_____]	[___]%
[___]	[___]	$[_____]	[___]%
[___]	[___]	$[_____]	[___]%
[___]	[___]	$[_____]	[___]%
Other States	[___]	$[_____]	[___]%

(1)	Because this table presents information relating to Mortgaged Properties and not the Mortgage Loans, the information for any Mortgaged Property that is one of multiple Mortgaged Properties securing a particular Mortgage Loan is based on an allocated loan amount as stated in Annex A-1.
(2)	[ADD APPROPRIATE FOOTNOTES]

The remaining Mortgaged Properties are located throughout [_______] other states, with no more than [_____]% of the Initial Pool Balance by allocated loan amount secured by Mortgaged Properties located in any such jurisdiction.

Certain Mortgaged Properties are located in the following geographic areas or the regions of the United States that are more susceptible to [an economic downturn, natural disasters or hazards, terrorist attacks or political crises]:

Mortgaged Properties securing approximately [____]% of the Initial Pool Balance by allocated loan amount, are located in [NAMES OF STATES], and may be more generally susceptible to floods or hurricanes than properties in other parts of the country.

Mortgaged Properties securing approximately [____]% of the Initial Pool Balance by allocated loan amount, are located in [_______] and are more susceptible to wildfires.

Mortgaged Properties securing approximately [____]% of the Initial Pool Balance by allocated loan amount, are located in areas that are considered a high earthquake risk (seismic zones 3 or 4), and seismic reports were prepared with respect to these Mortgaged Properties, and based on those reports, no Mortgaged Property has a seismic expected loss greater than [__]%.

[ADD DISCLOSURES REGARDING ANY PROPERTIES LOCATED IN A US TERRITORY OR FOREIGN COUNTRY. [The unpaid principal balance, as of the Cut-off Date, of the loans secured by such properties will not be in excess of 10% of the Initial Pool Balance.]

[ADD ADDITIONAL GEOGRAPHICAL CONCENTRATION DISCLOSURES REQUIRED BY ITEM 1111(b) REGARDING ECONOMIC OR OTHER STATE OR REGION SPECIFIC FACTORS AS APPROPRIATE IF 10% OR MORE OF POOL ASSETS ARE LOCATED IN ANY ONE STATE OR OTHER GEOGRAPHIC REGION.]

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Mortgaged Properties With Limited Prior Operating History

[___] of the Mortgage Loans secured by the Mortgaged Properties identified on Annex A-1 as [_____], representing approximately [___]% of the Initial Pool Balance, are each secured by Mortgaged Properties that were constructed or substantially renovated or in a lease-up period within the [12]-month period preceding the Cut-off Date and have no or limited prior operating history and/or lack historical financial figures and information.

[___] of the Mortgage Loans secured by the Mortgaged Properties or portfolios of Mortgaged Properties identified on Annex A-1 as [_____], representing approximately [___]% of the Initial Pool Balance, the Mortgaged Properties were acquired within the [12]-month period preceding the origination of the Mortgage Loan and underwriting was based on a limited prior operating history and limited historical financial figures and information.

[ADD ADDITIONAL DISCLOSURES REGARDING LIMITED PRIOR OPERATING HISTORY, IF APPROPRIATE.]

See “Risk Factors—Risks Relating to the Mortgage Loans—Limited Information Causes Uncertainty”.

[Tenancies-in-Common

[___] [(__)] Mortgaged Properties identified as [_________] on Annex A-1, representing [__]% of the Initial Pool Balance, have one or more borrowers that own all or a portion of the related Mortgaged Property as tenants-in-common, and the respective tenants-in-common have agreed to a waiver of their rights of partition. See “Risk Factors—Risks Relating to the Mortgage Loans—Tenancies-in-Common May Hinder Recovery”.

[ADD ADDITIONAL DISCLOSURES REGARDING TENANCIES-IN-COMMON, IF APPROPRIATE]

See “Risk Factors—Risks Relating to the Mortgage Loans—The Borrower’s Form of Entity May Cause Special Risks” and “—Tenancies-in-Common May Hinder Recovery”.]

[Delaware Statutory Trusts]

With respect to the Mortgage Loan identified on Annex A-1 as [________], representing [___]% of the Initial Pool Balance, the related borrower is a Delaware statutory trust. A Delaware statutory trust is restricted in its ability to actively operate a property. Accordingly, the related borrower has master leased the property to a newly formed, single-purpose entity that is wholly owned by the same entity that owns the signatory trustee for the related borrower. The master lease has been collaterally assigned to the lender and has been subordinated to the related Mortgage Loan documents. In the case of a Mortgaged Property that is owned by a Delaware statutory trust, there is a risk that obtaining the consent of the holders of the beneficial interests in the Delaware statutory trust will be time consuming and cause delays with respect to the taking of certain actions by or on behalf of the borrower, including with respect to the related Mortgaged Property.]

[ADD ADDITIONAL DISCLOSURES REGARDING DELAWARE STATUTORY TRUSTS, IF APPROPRIATE]

[Condominium Interests

[__] of the Mortgage Loans secured by Mortgaged Properties identified on Annex A-1 as [_____] and [_____], representing approximately [__]% and [__]%, respectively, of the

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Initial Pool Balance, respectively, are secured, in certain cases, in part, by the related borrower’s interest in one or more units in a condominium. [With respect to all such Mortgage Loans (other than as described below)], the borrower generally controls the appointment and voting of the condominium board or the condominium owners cannot take actions or cause the condominium association to take actions that would affect the borrower’s unit without the borrower’s consent.]

[ADD DISCLOSURES REGARDING THE CONDOMINIUM DOCUMENTS, IF APPROPRIATE.]

See “Risk Factors—Risks Relating to the Mortgage Loans—Condominium Ownership May Limit Use and Improvements”.]

Fee & Leasehold Estates; Ground Leases

The table below shows the distribution of underlying interests encumbered by the mortgages related to the Mortgaged Properties:

Underlying Estate Distribution(1)

Underlying Estate	Number of Mortgaged Properties	Aggregate Cut-off Date Balance	Approx. % of Initial Pool Balance
Fee(2)	[___]	$[___]	[___]%
Leasehold	[___]	[___]	[___]
Fee/Leasehold(3)	[___]	[___]	[___]
Leased Fee
Total	[___]	$[___]	[___]%

(1)	Because this table presents information relating to Mortgaged Properties and not Mortgage Loans, the information for Mortgage Loans secured by more than one Mortgaged Property is based on allocated loan amounts as set forth in Annex A-2.
(2)	[For purposes of this prospectus, an encumbered interest will be characterized as a “fee interest” and not a leasehold interest if (i) the borrower has a fee interest in all or substantially all of the Mortgaged Property (provided that if the borrower has a leasehold interest in any portion of the Mortgaged Property, such portion is not, individually or in the aggregate, material to the use or operation of the Mortgaged Property), or (ii) the Mortgage Loan is secured by the borrower’s leasehold interest in the Mortgaged Property as well as the borrower’s (or other fee owner’s) overlapping fee interest in the related Mortgaged Property.]
(3)	The related Mortgages create a first lien on a combination of fee simple estates and leasehold estates in one or more commercial properties.

In general, unless the related fee interest is also encumbered by the related Mortgage, each of the ground leases has a term that extends at least 20 years beyond the maturity date of the Mortgage Loan (taking into account all freely exercisable extension options) and, except as noted below or in the exceptions to representation no. [__] in Annex D-1 indicated on Annex D-2, contains customary mortgagee protection provisions, including notice and cure rights and the right to enter into a new lease with the applicable ground lessor in the event a ground lease is rejected or terminated.

Mortgage loans secured by ground leases present certain bankruptcy and foreclosure risks not present with Mortgage Loans secured by fee simple estates. See “Risk Factors—Risks Relating to the Mortgage Loans—Risks Related to Ground Leases and Other Leasehold Interests” and “—Leased Fee Properties Have Special Risks”, “Certain Legal Aspects of Mortgage Loans—Foreclosure” and “Certain Legal Aspects of Mortgage Loans—Bankruptcy Laws”.

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As regards ground leases, see representation No.[__] on Annex D-1 and the exceptions to that representation on Annex D-2.

Environmental Considerations

[An environmental report was prepared for each Mortgaged Property securing a Mortgage Loan no more than [___] months prior to the Cut-off Date. See Annex A-1 for the date of the environmental report for each Mortgaged Property. The environmental reports were generally prepared pursuant to the American Society for Testing and Materials standard for a “Phase I” environmental site assessment (the “ESA”). In addition to the Phase I standards, some of the environmental reports will include additional research, such as limited sampling for asbestos-containing material, lead-based paint, radon or water damage with limited areas of potential or identified mold, depending on the property use and/or age. Additionally, as needed pursuant to American Society for Testing and Materials standards, supplemental “Phase II” site investigations have been completed for some Mortgaged Properties to further evaluate certain environmental issues, including certain recognized environmental conditions (each, a “REC”). A Phase II investigation generally consists of sampling and/or testing.]

[ADD DISCLOSURES REGARDING MORTGAGED PROPERTIES WITH RESPECT TO WHICH THE RELATED ENVIRONMENTAL REPORTS HAVE REVEALED MATERIAL ADVERSE CONDITIONS OR CIRCUMSTANCES AT A MORTGAGED PROPERTY:

●	THAT WERE REMEDIATED OR ABATED BEFORE THE ORIGINATION DATE OF THE RELATED MORTGAGE LOAN OR ARE ANTICIPATED TO BE REMEDIATED OR ABATED BEFORE THE CLOSING DATE;
●	FOR WHICH AN OPERATIONS AND MAINTENANCE PLAN, ABATEMENT AS PART OF ROUTINE MAINTENANCE OR PERIODIC MONITORING OF THE MORTGAGED PROPERTY OR NEARBY PROPERTIES WILL BE IN PLACE OR RECOMMENDED;
●	FOR WHICH AN ESCROW, GUARANTY OR LETTER OF CREDIT FOR THE REMEDIATION WILL HAVE BEEN ESTABLISHED PURSUANT TO THE TERMS OF THE RELATED MORTGAGE LOAN;
●	FOR WHICH AN ENVIRONMENTAL INSURANCE POLICY WILL HAVE BEEN OBTAINED FROM A THIRD PARTY INSURER;
●	FOR WHICH THE PRINCIPAL OF THE BORROWER OR ANOTHER FINANCIALLY RESPONSIBLE PARTY WILL HAVE PROVIDED AN INDEMNITY OR WILL HAVE BEEN REQUIRED TO TAKE, OR WILL BE LIABLE FOR THE FAILURE TO TAKE, SUCH ACTIONS, IF ANY, WITH RESPECT TO SUCH MATTERS AS WILL HAVE BEEN REQUIRED BY THE APPLICABLE GOVERNMENTAL AUTHORITY OR RECOMMENDED BY THE ENVIRONMENTAL REPORTS;
●	AS TO WHICH THE BORROWER OR OTHER RESPONSIBLE PARTY WILL HAVE OBTAINED, OR WILL BE REQUIRED TO OBTAIN POST-CLOSING, A “NO FURTHER ACTION” LETTER OR OTHER EVIDENCE THAT GOVERNMENTAL AUTHORITIES WOULD NOT BE REQUIRING FURTHER ACTION OR REMEDIATION;
●	THAT WOULD REQUIRE SUBSTANTIAL CLEANUP, REMEDIAL ACTION OR OTHER EXTRAORDINARY RESPONSE UNDER ENVIRONMENTAL LAWS; OR
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●	FOR WHICH THE RELATED BORROWER WILL HAVE AGREED TO SEEK A “CASE CLOSED” OR SIMILAR STATUS FOR THE ISSUE FROM THE APPLICABLE GOVERNMENTAL AGENCY.]

[ADD ADDITIONAL DISCLOSURES RELATING TO ENVIRONMENTAL ISSUES.]

Redevelopment, Renovation and Expansion

Certain of the Mortgaged Properties are properties which are currently undergoing or are expected to undergo redevelopment, renovation or expansion, including with respect to hotel properties, executing property improvement plans (“PIPs”) required by the franchisors. Below are descriptions of certain of such Mortgaged Properties.

[INSERT ANY SPECIFIC DISCLOSURES RELATING TO THE MORTGAGED PROPERTIES WHICH ARE CURRENTLY UNDERGOING OR, IN THE FUTURE, ARE EXPECTED TO UNDERGO MATERIAL REDEVELOPMENT, RENOVATION OR EXPANSION, INCLUDING WITH RESPECT TO HOTEL PROPERTIES, PIPS REQUIRED BY THE FRANCHISORS.]

Certain risks related to redevelopment, renovation and expansion at a Mortgaged Property are described in “Risk Factors—Risks Relating to the Mortgage Loans—Risks Related to Redevelopment, Expansion and Renovation at Mortgaged Properties”.

[Assessment of Property Value and Condition

[INSERT ANY SPECIFIC DISCLOSURES RELATING TO THE MORTGAGED PROPERTIES WITH ANY MATERIAL ISSUES NOTED IN THE APPRAISALS, ENGINEERING REPORTS AND ZONING AND SEISMIC REPORTS TO THE EXTENT NOT DISCLOSED UNDER “REDEVELOPMENT, RENOVATION AND EXPANSION” ABOVE.]

Litigation and Other Considerations

[INSERT ANY SPECIFIC LITIGATION ISSUES, CONDEMNATION PROCEEDINGS OR SIMILAR DISCLOSURES REGARDING THE MORTGAGED PROPERTIES, THE BORROWERS OR SPONSORS.]

See “Risk Factors—Risks Relating to the Mortgage Loans—Litigation Regarding the Mortgaged Properties or Borrowers May Impair Your Distributions”.

Loan Purpose; Default History, Bankruptcy Issues and Other Proceedings

●	[_____] of the Mortgage Loans, representing approximately [____]% of the Initial Pool Balance, were originated in connection with the borrower’s acquisition of the related Mortgaged Property.
●	[_____] of the Mortgage Loans, representing [____]% of the Initial Pool Balance, were originated in connection with the borrower’s refinancing of a previous mortgage loan. [Insert a disclosure regarding a refinancing of any loan that was in default or in special servicing at the time of refinancing or subject to a discounted pay-offs or workout.]
●	[[____] Mortgage Loans, representing approximately [____]% of the Initial Pool Balance, were modified due to previous delinquencies or impending delinquencies.]
●	[ADD DISCLOSURES REGARDING ANY CURRENT MATERIAL TENANT THAT IS OR WAS A PARTY TO BANKRUPTCY PROCEEDINGS]
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●	[ADD DISCLOSURES REGARDING ANY MATERIAL PRIOR BORROWER/SPONSOR/GUARANTOR THAT WAS A PARTY TO BANKRUPTCY PROCEEDINGS, FORECLOSURE PROCEEDINGS, DEED-IN-LIEU OF FORECLOSURE TRANSACTIONS AND/OR MORTGAGE LOAN WORKOUTS]
●	[ADD ANY OTHER MATERIAL MORTGAGE LOAN SPECIFIC BANKRUPTCY ISSUES OR PAYMENT OR NON-PAYMENT DEFAULT HISTORY OF THE BORROWER, GUARANTOR, SPONSOR OR ANY OTHER PARTY TO A MORTGAGE LOAN, IF APPROPRIATE.]

Certain risks relating to bankruptcy proceedings are described in “Risk Factors—Risks Relating to the Mortgage Loans—A Bankruptcy Proceeding May Result in Losses and Delays in Realizing on the Mortgage Loans” and “—Litigation Regarding the Mortgaged Properties or Borrowers May Impair Your Distributions” and “Certain Legal Aspects of Mortgage Loans—Bankruptcy Laws”.

Tenant Issues

Tenant Concentrations

The Mortgaged Properties have tenant concentrations as set forth below:

●	[_____] of the Mortgaged Properties, securing in whole or in part [__] Mortgage Loans, representing approximately [__]% of the Initial Pool Balance by allocated loan amount are leased to a single tenant.
●	[_____] is a tenant at [__] of the mortgaged properties securing [_____] Mortgage Loans, representing in the aggregate approximately [__]% of the aggregate principal balance of the pool of Mortgage Loans as of the Cut-off Date by allocated loan amount.
●	[ADD DISCLOSURES REGARDING SINGLE TENANTS, IF APPROPRIATE].

See “—Lease Expirations and Terminations” below, “Risk Factors—Risks Relating to the Mortgage Loans—Risks of Commercial and Multifamily Lending Generally”, “—Performance of the Mortgage Loans Will Be Highly Dependent on the Performance of Tenants and Tenant Leases—A Tenant Concentration May Result in Increased Losses” and “—Concentrations Based on Property Type, Geography, Related Borrowers and Other Factors May Have a Disproportionate Impact on the Performance of the Certificates”.

Lease Expirations and Terminations

Expirations

Certain of the Mortgaged Properties are subject to tenant leases that expire before the maturity date of the related Mortgage Loan. For tenant lease expiration information in the form of a lease rollover chart relating to each of the top 15 Mortgage Loans, see the related summaries attached as Annex A-3. In addition, see Annex A-1 for tenant lease expiration dates for the five largest tenants (based on net rentable area leased) at each retail, office, mixed use and industrial Mortgaged Property. Even if none of the top five tenants at a particular Mortgaged Property have leases that expire before, or shortly after, the maturity of the related Mortgage Loan, there may still be a significant percentage of leases at a particular Mortgaged Property that expire in a single calendar year, a rolling 12-month period or prior to, or shortly after, the maturity of a Mortgage Loan. Furthermore, some of the Mortgaged Properties have significant leases or a significant concentration of leases that expire before, or shortly after, the maturity of the related Mortgage Loan. Identified below

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are certain material lease expirations or concentrations of lease expirations with respect to the Mortgaged Properties:

●	In certain cases, the lease of a single tenant, major tenant or anchor tenant at a multi-tenanted Mortgaged Property expires prior to the maturity date [or Anticipated Repayment Date] of the related Mortgage Loan.
●	With respect to the Mortgage Loans secured, in whole or in part, by the Mortgaged Property identified in the table below, such Mortgaged Property is occupied by a single tenant under a lease which expires prior to, or in the same year of, the maturity or anticipated repayment date of the related Mortgage Loan.
Mortgaged Property Name	% of the Initial Pool Balance by Allocated Loan Amount	Lease Expiration Date	Maturity Date
[___]	[___]%	[___]	[___]

See Annex A-1 to this prospectus for tenant lease expiration dates for the five (5) largest tenants (by net rentable area leased) at each applicable Mortgaged Property and Annex A-3 for lease expirations for the largest tenants (by economic rent) among the top fifteen (15) Mortgage Loans. Whether or not any of the five (5) largest tenants at a particular Mortgaged Property have leases that expire before the maturity of the related Mortgage Loan, there may be a significant percentage of leases at a particular Mortgaged Property that expire in a single calendar year, a rolling 12-month period or prior to the maturity of a Mortgage Loan. Furthermore, some of the Mortgaged Properties have significant leases or a significant concentration of leases that expire before, or shortly following, the maturity of the related Mortgage Loan. In addition, certain other Mortgaged Properties may have a significant portion of the leases that expire or can be terminated in a particular year, or portion thereof, at the related Mortgaged Property. Prospective investors are encouraged to review the charts entitled “Major Tenants” and “Lease Expiration Schedules” for the fifteen (15) largest Mortgage Loans presented on Annex A-3 to this prospectus, in particular those related to the Mortgaged Properties identified on Annex A-1 to this prospectus as [__] and [__].

●	In addition, with respect to certain other Mortgaged Properties, there are leases that represent in the aggregate a material portion (but less than 50%) of the net rentable square footage of the related Mortgaged Property that expire in a single calendar year prior to, or shortly after, the maturity of the related Mortgage Loan.
●	[ADD DISCLOSURES REGARDING OTHER TENANT LEASE EXPIRATION ISSUES, IF APPROPRIATE]

See Annex A-1 for tenant lease expiration dates for the five largest tenants (based on net rentable area leased) at each retail, office, mixed use and industrial Mortgaged Property.

Terminations

In addition to termination options tied to certain triggers as described in “Risk Factors—Risks Relating to the Mortgage Loans—Performance of the Mortgage Loans Will Be Highly Dependent on the Performance of Tenants and Tenant Leases—Early Lease Termination Options May Reduce Cash Flow” that are common with respect to retail properties, certain tenant leases permit the related tenant to terminate its lease at any time. For example (with respect to the largest [15] Mortgage Loans and the largest five tenants at each Mortgaged Property):

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[ADD DISCLOSURE RELATING TO UNILATERAL TERMINATION RIGHTS].

[Set forth below are certain government leases that individually are among the top 5 tenants at the related Mortgaged Property and have these types of risks.]

Mortgage Loan Name	Percent of Initial Pool Balance	Tenant	Percent of Net Rentable Area	Percent of Base Rent
[________]	[__]%	[________]	[__]%	[__]%
[________]	[__]%	[________]	[__]%	[__]%
[________]	[__]%	[________]	[__]%	[__]%

See Annex A-3 for more information on material termination options relating to the largest [15] Mortgage Loans.

Other

Tenants under certain leases included in the Underwritten Net Cash Flow, Underwritten NOI and/or Occupancy Rate may not be in physical occupancy, may not have begun paying rent or may be in negotiation. For example, [with respect to single tenant properties or tenants that are one of the top five tenants by net rentable square footage at a Mortgaged Property or tenants individually or in the aggregate representing more than 25% of the net rentable area at the Mortgaged Property, certain of such tenants have not taken possession or commenced paying rent or are in rent abatement periods as set forth below] [with respect to the largest [15] Mortgage Loans and the five largest tenants listed on Annex A-1]:

●	[ADD DISCLOSURES REGARDING TENANTS OF THE MORTGAGED PROPERTIES THAT HAVE EXECUTED LEASES, BUT HAVE NOT YET TAKEN OCCUPANCY OR HAVE SIGNED A LETTER OF INTENT BUT NOT EXECUTED A LEASE WITH RESPECT TO THE RELATED SPACE.]
●	[ADD DISCLOSURES REGARDING TENANTS WHOSE LEASE TERMS ARE UNDER NEGOTIATION BUT NOT YET SIGNED.]
●	[ADD DISCLOSURES REGARDING TENANTS THAT ARE IN RENT ABATEMENT PERIODS.]
●	[ADD OTHER DISCLOSURES REGARDING TENANT ISSUES, IF APPROPRIATE.]

See “Risk Factors—Risks Relating to the Mortgage Loans—Underwritten Net Cash Flow Could Be Based On Incorrect or Flawed Assumptions”.

See Annex A-3 for more information on other tenant matters relating to the largest [15] Mortgage Loans.

Purchase Options and Rights of First Refusal

Below are certain purchase options and rights of first refusal to purchase all or a portion of the Mortgaged Property with respect to certain of the Mortgaged Properties.

In particular, with respect to the 5 largest tenants (based on net rentable area) at the 15 largest Mortgage Loans:

●	[INSERT ANY PURCHASE OPTIONS AND RIGHTS OF FIRST REFUSAL.]
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See “Risk Factors—Risks Relating to the Mortgage Loans—Performance of the Mortgage Loans Will Be Highly Dependent on the Performance of Tenants and Tenant Leases—Leases That Are Not Subordinated to the Lien of the Mortgage or Do Not Contain Attornment Provisions May Have an Adverse Impact at Foreclosure”.

[Credit Lease Loans]

[__] Mortgage Loans (the “Credit Lease Loans”), representing approximately [____]% of the Initial Pool Balance, are backed by lease obligations (a “Credit Lease”) of a tenant (each, a “Tenant”). Each Credit Lease has a primary lease term (the “Primary Term”) that expires on or after the maturity date of the related Credit Lease Loan. The Credit Lease Loans are scheduled to be repaid from scheduled monthly rental payments (“Monthly Rental Payments”) which are equal to or greater than the scheduled payment of all principal, interest and other amounts due each month on the related Credit Lease Loan. Notwithstanding the foregoing, the borrowers remain liable for all obligations under the Credit Lease Loans (subject to the non-recourse provisions).

The following table sets forth certain information regarding the Credit Lease Loans:

Property Name	Cut-off Date Balance	Percentage Of Initial Pool Balance	Tenant/Lease Guarantor	Rating of Tenant/Lease Guarantor	Lease Type

%
%
%
%
%
%
%

(1)	The tenant may cancel the Credit Lease under certain circumstances in the event of a casualty or condemnation [(or, with respect to the [______] Mortgage Loan, condemnation only)] of the related Mortgaged Property without the payment of the outstanding principal amount of the related Credit Lease Loan plus all accrued interest. The related borrower has obtained an insurance policy to cover the occurrences of certain rent abatement or termination rights of the tenant.
(2)	The borrower is responsible for structural repairs. Monthly reserves have been established and are taken from the tenant’s lease payments to cover this obligation.

[With respect to [__] Credit Lease Loans (identified as [__] and [__] on Annex A-1), representing approximately [____]% of the Initial Pool Balance, interest payments are due on the first day of each month and are calculated based upon a 30 day month and a 360 day year. Principal payments, per a schedule, are due on the first day of each calendar year. Those principal payments are scheduled to correspond with payments due under the related leases.]

[Each mortgagor under a Credit Lease Loan has assigned to the mortgagee of the related Credit Lease Loan (each, a “Credit Lease Assignment”), as security for the mortgagor’s obligations, the mortgagor’s rights under the Credit Leases and its rights to all income and profits to be derived from the operation and leasing of the related property (each, a “Credit Lease Property”), including, but not limited to, an assignment of any guarantee of the Tenant’s obligations under the Credit Lease and an assignment of the right to receive all Monthly Rental Payments and any other sums due under the Credit Leases.

Each Credit Lease generally provides that the related Tenant must pay all real property taxes and assessments levied or assessed against the related Credit Lease Property, all

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charges for utility services and other operating expenses incurred in connection with the operation of the related Credit Lease Property. Generally, each Credit Lease Loan provides that if the Tenant defaults beyond applicable notice and grace periods in the performance of any covenant or agreement of that Credit Lease (a “Credit Lease Default”) and the related borrower defaults in its performance under that Credit Lease Loan, the mortgagee may exercise rights under the related Credit Lease Assignment to require the related mortgagor either (1) to terminate that Credit Lease or (2) not to terminate that Credit Lease and exercise any of its rights. A default under a Credit Lease will constitute a default under the related Credit Lease Loan.

While each Credit Lease requires the Tenant to fulfill its payment and maintenance obligations during the term of the Credit Lease, in some cases the Tenant has not covenanted to operate the related Credit Lease Property for the term of the Credit Lease, and the Tenant may at any time cease actual operations at the Credit Lease Property, but it remains obligated to continue to meet all of its obligations under the Credit Lease.

With respect to [__] Credit Lease Loans which are not secured by the assignment of a “bondable lease” (the “Lease Enhancement Policy Loans”), the lender is the beneficiary of a non-cancelable insurance policy (a “Lease Enhancement Policy”) obtained to cover certain lease termination and rent abatement events arising out of a casualty or condemnation (or, with respect to [__] Mortgage Loan (the “[__________]”), representing approximately [__]% of the Initial Pool Balance, condemnation only) of the related Credit Lease Property. A “bondable lease” generally means that the related Tenant has no rights under the terms of the related Credit Lease to terminate the Credit Lease or abate rent due under the Credit Lease, including by reason of the occurrence of certain casualty and condemnation events or the failure of the related mortgagor, as lessor, to perform required maintenance, repairs or replacement, except that the Tenant may have the right to terminate the Credit Lease upon the happening of that kind of casualty or condemnation if the Tenant makes a termination payment which is not less than the then-outstanding principal amount of the related Credit Lease Loan plus all accrued interest. The following table sets forth certain information with respect to each Lease Enhancement Policy for the Lease Enhancement Policy Loans.

Mortgage Loan	Lease Enhancement Policy Issuer	Financial Strength Rating

The Lease Enhancement Policies issued by the related insurer for the related Credit Lease are subject to certain limited exclusions and do not insure interest on the Lease Enhancement Policy Loans for a period of greater than [__] days past the date of the occurrence of a casualty or condemnation event. The Lease Enhancement Policies permit payment of a lump sum payment of all outstanding principal plus, subject to the limitation above, accrued interest in the event of a permitted termination by the related Tenant of its Credit Lease as a result of a casualty or condemnation. If the related Credit Lease permits the related Tenant to abate all or a portion of the rent in the event of a casualty or condemnation, that payment will be in an amount equal to the portion of any Monthly Rental Payments not made by the Tenant for the period from the date the abatement commences until the earlier of the date the abatement ceases or the expiration date of the initial term of the Credit Lease; provided that in the event those payments would exceed the limits of liability under the policy, then the issuer of the related Lease Enhancement Policy, may, at its option, pay the present value of the stream of partial abatement payments in a lump sum. The insurers are also not required to pay amounts due under the related Lease Enhancement Policy Loan other than amounts equal to principal and, subject

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to the limitation above, accrued interest, and consequently, are not required to pay any amounts equal to prepayment premiums or yield maintenance charges due under the Lease Enhancement Policy or any amounts the related mortgagor is obligated to pay under the Lease Enhancement Policy to reimburse the master servicer or the trustee for outstanding Servicing Advances.

At the end of the term of the Credit Lease, the Tenant is generally obligated to surrender the Credit Lease Property in good order and in its original condition received by the Tenant, except for ordinary wear and tear and repairs required to be performed by the related borrower.

The mortgage loan seller’s underwriting guidelines with respect to the Credit Lease Loans are described under “Transaction Parties—The Sponsors and Mortgage Loan Sellers[—Natixis Real Estate Capital LLC—NREC’s Underwriting Standards] [and] [—Natixis, New York Branch—Natixis, New York Branch’s Underwriting Standards]”].

Affiliated Leases

Certain of the Mortgaged Properties are leased in whole or in part by borrowers or borrower affiliates. Set forth below are examples of Mortgaged Properties or portfolios of Mortgaged Properties at which at least [___]% of (i) the gross income at the Mortgaged Property or portfolio of Mortgaged Properties relates to leases between the borrower and an affiliate of the borrower or (ii) the net rentable area at the Mortgaged Property or portfolio of Mortgaged Properties is leased to an affiliate of the borrower:

●	[ADD DISCLOSURES REGARDING ANY MORTGAGED PROPERTIES THAT ARE SUBJECT TO AFFILIATED LEASES.]
●	[OTHER MORTGAGED PROPERTIES MAY HAVE TENANTS THAT ARE AFFILIATED WITH THE RELATED BORROWER BUT THOSE TENANTS DO NOT REPRESENT MORE THAN [___]% OF THE GROSS INCOME OR NET RENTABLE AREA OF THE RELATED MORTGAGED PROPERTY.]

Insurance Considerations

The Mortgage Loans generally require that each Mortgaged Property be insured by a hazard insurance policy in an amount (subject to an approved deductible) at least equal to the lesser of the outstanding principal balance of the related Mortgage Loan and 100% of the replacement cost of the improvements located on the related Mortgaged Property, and if applicable, that the related hazard insurance policy contain appropriate endorsements or have been issued in an amount sufficient to avoid the application of co-insurance and not permit reduction in insurance proceeds for depreciation; provided that, in the case of certain of the Mortgage Loans, the hazard insurance may be in such other amounts as was required by the related originators.

In general, the standard form of hazard insurance policy covers physical damage to, or destruction of, the improvements on the Mortgaged Property by fire, lightning, explosion, smoke, windstorm and hail, riot or strike and civil commotion, subject to the conditions and exclusions set forth in each policy. Each Mortgage Loan generally also requires the related borrower to maintain comprehensive general liability insurance against claims for personal and bodily injury, death or property damage occurring on, in or about the related Mortgaged Property in an amount generally equal to at least $[1,000,000]. Each Mortgage Loan generally further requires the related borrower to maintain business interruption insurance in an amount not less than approximately 100% of the gross rental income from the related

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Mortgaged Property for not less than [12] months. In general, the Mortgage Loans (including those secured by Mortgaged Properties located in California) do not require earthquake insurance. [_____] of the Mortgaged Properties, securing [______]% of the Initial Pool Balance, are located in areas that are considered a high earthquake risk. These areas include all or parts of the states of [___________].

In the case of [__] Mortgaged Properties which secure in whole or in part [__] Mortgage Loans, representing approximately [___]% of the Initial Pool Balance by allocated loan amount, the related borrowers maintain insurance under blanket policies.

Certain of the Mortgaged Properties may be insured by, or subject to self-insurance on the part of, a sole or significant tenant or the property manager as described below:

●	With respect to the Mortgage Loans secured by the Mortgaged Properties identified on Annex A-1 as [__________], [__________] and [__________] representing approximately [___]% of the Initial Pool Balance, the related borrower may rely on the single tenant’s insurance or self-insurance, so long as the single tenant’s lease is in effect and no default has occurred under the lease and the tenant’s insurance meets the requirements under the related loan documents. If the single tenant fails to provide acceptable insurance coverage, the borrower must obtain or provide supplemental coverage to meet the requirements under the loan documents.
●	[List any other issues related to insurance maintained at any of the Mortgaged Properties.]

Further, with respect to Mortgaged Properties that are part of condominium regimes, the insurance may be maintained by the condominium association rather than the related borrower. Many Mortgage Loans contain limitations on the obligation to obtain terrorism insurance. See “Risk Factors—Risks Relating to the Mortgage Loans—Terrorism Insurance May Not Be Available for All Mortgaged Properties”.

See “Risk Factors—Risks Relating to the Mortgage Loans—Risks Associated with Blanket Insurance Policies or Self-Insurance”.

Use Restrictions

Certain of the Mortgaged Properties are subject to restrictions that restrict the use of such Mortgaged Properties to its current use, place other use restrictions on such Mortgaged Property or limit the related borrower’s ability to make changes to such Mortgaged Property.

●	[DESCRIBE ANY MORTGAGED PROPERTIES THAT ARE SUBJECT TO RESTRICTIONS ON CURRENT USE.]

See “Risk Factors—Risks Relating to the Mortgage Loans—Risks Related to Zoning Non-Compliance and Use Restrictions”.

Appraised Value

In certain cases, appraisals may reflect “as-is” values and values other than an “as-is” value. However, the Appraised Value reflected in this prospectus with respect to each Mortgaged Property reflects only the “as-is” value, except as set forth under the definition of “Appraised Value” set forth under “Description of the Mortgage Pool—Definitions”. The values other than the “as-is” value may be based on certain assumptions, such as future construction completion, projected re-tenanting or increased tenant occupancies. We cannot assure you that those assumptions are or will be accurate or that any such non-”as-

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is” value will be the value of the related Mortgaged Property at maturity or other specified date. In addition, with respect to certain Mortgage Loans secured by multiple Mortgaged Properties, the appraised value may be an “as-portfolio” value that assigns a premium to the value of the Mortgaged Properties as a whole, which value exceeds the sum of their individual appraised values. Such appraised values, the related “as-is” appraised values, and the Cut-off Date LTV Ratio and LTV Ratio at Maturity based on both such hypothetical value and the “as-is” appraised value, are set forth under the definition of “Appraised Value” set forth under “Description of the Mortgage Pool—Definitions”.

See “Risk Factors—Risks Relating to the Mortgage Loans—Appraisals May Not Reflect Current or Future Market Value of Each Property”.

Non-Recourse Carveout Limitations

While the Mortgage Loans generally contain non-recourse carveouts for liabilities such as a result of fraud by the borrower, certain voluntary insolvency proceedings or other matters, certain of the Mortgage Loans may not contain such carveouts or contain limitations to such carveouts. In general, the liquidity and net worth of a non-recourse guarantor under a Mortgage Loan will be less, and may be materially less, than the outstanding principal amount of that Mortgage Loan. In addition, certain Mortgage Loans have additional limitations to the non-recourse carveouts. See Annex D-2 for additional information.

●	[With respect to the Mortgage Loan secured by the Mortgaged Property identified on Annex A-1 as [________], representing approximately [___]% of the Initial Pool Balance, the related loan documents provide that the Mortgage Loan is not fully recourse to a separate non-recourse carveout guarantor for voluntary transfers of either the Mortgaged Property or equity interests in the related mortgagor made in violation of the Mortgage Loan documents. In addition, the non-recourse carveout guarantor is not liable for recourse obligations for losses and damages sustained by reason of (i) breaches of the environmental covenants in the Mortgage Loan documents; or (ii) commission of intentional material physical waste at the Mortgaged Property. The liability of the non-recourse carveout guarantor is capped at $[_____].]
●	[The non-recourse carveout provisions contained in certain of the Mortgage Loan documents may also limit the liability of the non-recourse carveout guarantor for certain monetary obligations or covenants related to the use and operation of the Mortgaged Property to the extent that there is sufficient cash flow generated by the Mortgaged Property and made available to the related borrower and/or non-recourse carveout guarantor to take or prevent such required action.]
●	[LIST ANY OTHER ISSUES RELATING TO NON-RECOURSE CARVE-OUT LIMITATIONS]

In addition, there may be impediments and/or difficulties in enforcing some or all of the non-recourse carveout liability obligations of individual guarantors depending on the domicile or citizenship of the guarantor.

See “Risk Factors—Risks Relating to the Mortgage Loans—Mortgage Loans Are Non-Recourse and Are Not Insured or Guaranteed”.

Real Estate and Other Tax Considerations

Below are descriptions of real estate tax matters relating to certain Mortgaged Properties. Certain risks relating to real estate taxes regarding the Mortgaged Properties or the borrowers are described below.

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●	[ADD DISCLOSURES RELATING TO ANY MORTGAGED PROPERTIES THAT ARE SUBJECT TO ANY TAX INCENTIVE OR ABATEMENT PROGRAM.]

See “Risk Factors—Risks Relating to the Mortgage Loans—Increases in Real Estate Taxes May Reduce Available Funds”.

Delinquency Information

As of the Cut-off Date, [none] of the Mortgage Loans will be 30 days or more delinquent and none of the Mortgage Loans have been 30 days or more delinquent since origination. A Mortgage Loan will be treated as 30 days delinquent if the scheduled payment for a due date is not received from the related borrower by the immediately following due date. The following table contains delinquency information regarding the Mortgage Loans:

Delinquency Period (Days)	Number of Mortgage Loans	Aggregate Cut-Off Date Balance of the Mortgage Loans	Percentage of Total
0-30
31-60
61-90
91-120

Certain Terms of the Mortgage Loans

Amortization of Principal

The Mortgage Loans provide for one or more of the following:

[____] Mortgage Loans (excluding interest-only and partial interest-only Mortgage Loans), representing approximately [____]% of the Initial Pool Balance, provide for payments of interest and principal and then have an expected Balloon Balance at the maturity date.

[____] Mortgage Loans, representing approximately [____]% of the Initial Pool Balance, are interest-only for the entire term of the Mortgage Loans.

[____] Mortgage Loans, representing approximately [____]% of the Initial Pool Balance, provide for payments of interest-only for the first [____] to [____] months following the origination date and thereafter provide for regularly scheduled payments of interest and principal based on an amortization period longer than the remaining term of the related Mortgage Loan and therefore have an expected Balloon Balance at the related maturity date [or Anticipated Repayment Date].

[____] Mortgage Loans, representing approximately [____]% of the Initial Pool Balance, provide for payments of interest and principal and then have an expected Balloon Balance at the maturity date [or Anticipated Repayment Date].

Due Dates; Mortgage Rates; Calculations of Interest

Subject in some cases to a next business day convention, all of the Mortgage Loans have due dates upon which scheduled payments of principal, interest or both are required to be made by the related borrower under the related Mortgage Note (each such date, a “Due Date”) that occur as described in the following table:

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Overview of Due Dates

Due Date	Number of Mortgage Loans	Aggregate Principal Balance of Mortgage Loans	Approx. % of Initial Pool Balance

Total:

The Mortgage Loans have grace periods as set forth in the following table:

Overview of Grace Periods

Grace Period (Days)	Number of Mortgage Loans	Aggregate Principal Balance of Mortgage Loans	Approx. % of Initial Pool Balance

Total:

As used in this prospectus, “grace period” is the number of days before a payment default is an event of default under the terms of each Mortgage Loan. See Annex A-1 for information on the number of days before late payment charges are due under the Mortgage Loans. The information on Annex A-1 regarding the number of days before a late payment charge is due is based on the express terms of the Mortgage Loans. Some jurisdictions may impose a statutorily longer period.

All of the Mortgage Loans are secured by first liens on fee simple and/or leasehold interests in the related Mortgaged Properties, subject to the permitted exceptions reflected in the related title insurance policy. All of the Mortgage Loans bear [fixed] [and/or floating rate] interest rates.

[______] of the Mortgage Loans, representing approximately [__]% of the Initial Pool Balance, accrue interest on the basis of the actual number of days in a month, assuming a 360-day year (“Actual/360 Basis”). [___] of the Mortgage Loans, representing approximately [__]% of the Initial Pool Balance, accrue interest on the basis of a 360-day year consisting of 12, 30-day months (“30/360 Basis”).

[ARD Loans

[__] ([__]) Mortgage Loans identified as [__] on Annex A-1 (the “ARD Loans”), representing approximately [__]% of the Initial Pool Balance, provide that, after a certain date (the “Anticipated Repayment Date”), if the related borrower has not prepaid such ARD Loan in full, any principal outstanding on that date will accrue interest at an increased interest rate (the “Revised Rate”) rather than the stated Mortgage Rate (the “Initial Rate”). See Annex A-1 for the Anticipated Repayment Date and the Revised Rate for the ARD Loans.

On or after its Anticipated Repayment Date, an ARD Loan further requires that all cash flow available from the related Mortgaged Properties after payment of the monthly debt service payments required under the terms of the related Mortgage Loan documents at the Initial Rate and all escrows and property expenses required under the related Mortgage Loan documents be used to accelerate amortization of principal (without payment of any

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yield maintenance charge or prepayment premium) on the ARD Loan. While interest at the Initial Rate continues to accrue and be payable on a current basis on an ARD Loan after its Anticipated Repayment Date, the payment of Excess Interest will be deferred and will be required to be paid, only after the outstanding principal balance of such ARD Loan has been paid in full, at which time the Excess Interest will be paid to the holders of the Class [ARD] certificates. See “Risk Factors—Risks Relating to the Mortgage Loans—Risks of Anticipated Repayment Date Loans”.]

Single Purpose Entity Covenants

[ADD DISCLOSURE REGARDING MORTGAGE LOANS WITH PRINCIPAL BALANCES GREATER THAN $[_________], FOR WHICH THERE IS NO INDEPENDENT DIRECTOR, MANAGER OR TRUSTEE IN PLACE WITH RESPECT TO THE RELATED BORROWER.]

[ADD DISCLOSURE REGARDING THE TERMS OF THE BORROWERS’ ORGANIZATIONAL DOCUMENTS OR THE TERMS OF THE MORTGAGE LOANS THAT DO NOT LIMIT THE BORROWERS’ ACTIVITIES TO THE OWNERSHIP OF ONLY THE RELATED MORTGAGED PROPERTIES AND RELATED ACTIVITIES, OR DO NOT LIMIT THE BORROWERS’ ABILITY TO INCUR ADDITIONAL INDEBTEDNESS, OTHER THAN CERTAIN TRADE DEBT, EQUIPMENT FINANCING AND OTHER UNSECURED DEBT RELATING TO PROPERTY OPERATIONS, AND OTHER THAN SUBORDINATED OR UNSECURED DEBT PERMITTED UNDER THE MORTGAGE LOAN DOCUMENTS.] See “—Additional Indebtedness” below. See “Certain Legal Aspects of Mortgage Loans—Bankruptcy Laws”.

Prepayment Protections and Certain Involuntary Prepayments

[All] of the Mortgage Loans have a degree of voluntary prepayment protection in the form of defeasance or prepayment lockout provisions and/or yield maintenance provisions. Voluntary prepayments, if permitted, generally require the payment of a yield maintenance charge or a prepayment premium unless the Mortgage Loan [(or Whole Loan, if applicable)] is prepaid within a specified period (ranging from approximately [_] to [__] payments) up to and including the stated maturity date. See Annex A-1 and Annex A-2 for more information on the prepayment protections attributable to the Mortgage Loans on a loan-by-loan basis and a pool basis.

[INSERT DISCLOSURES REGARDING MANDATORY PREPAYMENT PROVISIONS OTHER THAN CUSTOMARY CASUALTY OR CONDEMNATION PROVISIONS.]

[Additionally, certain Mortgage Loans may provide that in the event of the exercise of a purchase option by a tenant or the sale of real property or the release of a portion of the Mortgaged Property, that the related Mortgage Loans may be prepaid in part prior to the expiration of a prepayment/defeasance lockout provision. See “—Partial Releases” below.]

Generally, no yield maintenance charge will be required for prepayments in connection with a casualty or condemnation, unless, in the case of most of the Mortgage Loans, an event of default has occurred and is continuing. See “Risk Factors—Risks Relating to the Mortgage Loans—Risks Relating to Enforceability of Yield Maintenance Charges, Prepayment Premiums or Defeasance Provisions” in the prospectus. [In addition, certain of the Mortgage Loans permit the related borrower, after a total or partial casualty or partial condemnation, to prepay the remaining principal balance of the Mortgage Loan (after application of the related insurance proceeds or condemnation award to pay the principal balance of the Mortgage Loan), which may not be accompanied by any prepayment consideration.]

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Certain of the Mortgage Loans are secured in part by letters of credit and/or cash reserves that in each such case:

●	will be released to the related borrower upon satisfaction by the related borrower of certain performance related conditions, which may include, in some cases, meeting debt service coverage ratio levels and/or satisfying leasing conditions; and
●	if not so released, may, at the discretion of the lender, prior to loan maturity (or earlier loan default or loan acceleration), be drawn on and/or applied to prepay the subject Mortgage Loan if such performance related conditions are not satisfied within specified time periods.

See Annex A-1 and Annex A-3 for more information on reserves relating to the largest [15] Mortgage Loans.

Voluntary Prepayments

[_____] of the Mortgage Loans, representing approximately [___] % of the Initial Pool Balance, permit the related borrower, after a lockout period of [__] to [__] payments following the origination date, to prepay the Mortgage Loan with the payment of the greater of a yield maintenance charge and a prepayment premium of [__]% of the prepaid amount if such prepayment occurs prior to the related open prepayment period.

[INSERT DISCLOSURES REGARDING VOLUNTARY PREPAYMENTS PROVISIONS, IF APPROPRIATE]

The Mortgage Loans generally permit voluntary prepayment without payment of a yield maintenance charge or any prepayment premium during a limited “open period” immediately prior to and including the stated maturity date, as follows:

Prepayment Open Periods

Open Periods (Payments)	Number of Mortgage Loans	% of Initial Pool Balance

Total		100.0%

See “Risk Factors—Risks Relating to the Mortgage Loans—Risks Relating to Enforceability of Yield Maintenance Charges, Prepayment Premiums or Defeasance Provisions”.

“Due-On-Sale” and “Due-On-Encumbrance” Provisions

The Mortgage Loans generally contain “due-on-sale” and “due-on-encumbrance” clauses, which in each case permits the holder of the Mortgage Loan to accelerate the maturity of the related Mortgage Loan if the related borrower sells or otherwise transfers or encumbers (subject to certain exceptions set forth in the Mortgage Loan documents) the

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related Mortgaged Property or a controlling interest in the borrower without the consent of the mortgagee (which, in some cases, may not be unreasonably withheld). Many of the Mortgage Loans place certain restrictions (subject to certain exceptions set forth in the Mortgage Loan documents) on the transfer and/or pledging of general partnership and managing member equity interests in a borrower such as specific percentage or control limitations. The terms of the mortgages generally permit, subject to certain limitations, affiliate, estate planning and family transfers, transfers at death, transfers of interest in a public company, the transfer or pledge of less than a controlling portion of the partnership, members’ or other equity interests in a borrower, the transfer or pledge of passive equity interests in a borrower (such as limited partnership interests and non-managing member interests in a limited liability company) and transfers to persons satisfying qualification criteria set forth in the related loan documents. Certain of the Mortgage Loans do not restrict the pledging of direct or indirect ownership interests in the related borrower, but do restrict the transfer of ownership interests in the related borrower by imposing a specific percentage, a control limitation or requiring the consent of the mortgagee to any such transfer. Generally, the Mortgage Loans do not prohibit transfers of non-controlling interests so long as no change of control results or, with respect to Mortgage Loans to tenant-in-common borrowers, transfers to new tenant-in-common borrowers. Certain of the Mortgage Loans do not prohibit the pledge by direct or indirect owners of the related borrower of equity distributions that may be made from time to time by the borrower to its equity owners.

Additionally, certain of the Mortgage Loans provide that transfers of the Mortgaged Property are permitted if certain conditions are satisfied, which may include one or more of the following:

●	no event of default has occurred;
●	the proposed transferee is creditworthy and has sufficient experience in the ownership and management of properties similar to the Mortgaged Property;
●	a Rating Agency Confirmation has been obtained from each of the Rating Agencies;
●	the transferee has executed and delivered an assumption agreement evidencing its agreement to abide by the terms of the Mortgage Loan together with legal opinions and title insurance endorsements; and
●	the assumption fee has been received (which assumption fee will be paid as described under “Pooling and Servicing Agreement—Servicing and Other Compensation and Payment of Expenses”, but will in no event be paid to the Certificateholders); however, certain of the Mortgage Loans allow the borrower to sell or otherwise transfer the related Mortgaged Property a limited number of times without paying an assumption fee.

Transfers resulting from the foreclosure of a pledge of the collateral for a mezzanine loan (if any) will also result in a permitted transfer. See “—Additional Indebtedness” below.

Defeasance; Collateral Substitution

The terms of [___] of the Mortgage Loans (the “Defeasance Loans”), representing approximately [__]% of the Initial Pool Balance, permit the applicable borrower at any time (provided no event of default exists) after a specified period (the “Defeasance Lock-Out Period”) to obtain a release of a Mortgaged Property from the lien of the related Mortgage (a

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“Defeasance Option”) in connection with a defeasance. With respect to all of the Defeasance Loans, the Defeasance Lock-Out Period ends at least two years after the Closing Date.

Exercise of a Defeasance Option is also generally conditioned on, among other things, (a) the borrower providing the mortgagee with at least 30 days prior written notice of the date on which such defeasance will occur (such date, the “Release Date”), and (b) the borrower (A) paying on any Release Date (i) all accrued and unpaid interest on the principal balance of the Mortgage Loan (or, the related Whole Loan) up to and including the Release Date, (ii) all other sums (excluding scheduled interest or principal payments due following the Release Date), due under the Mortgage Loan (or Whole Loan, if applicable) and under all other loan documents executed in connection with the Defeasance Option, (iii) an amount (the “Defeasance Deposit”) that will be sufficient to (x) purchase non-callable obligations of, or backed by the full faith and credit of, the United States of America or, in certain cases, other “government securities” (within the meaning of Section 2(a)(16) of the Investment Company Act of 1940 and otherwise satisfying REMIC requirements for defeasance collateral), that provide payments (1) on or prior to, but as close as possible to, all successive scheduled due dates occurring during the period from the Release Date to the related maturity date (or to the first day of the open period for such Mortgage Loan) (or Whole Loan, if applicable) and (2) in amounts equal to the scheduled payments due on such due dates under the Mortgage Loan (or Whole Loan, if applicable), or under the defeased portion of the Mortgage Loan (or Whole Loan, if applicable) in the case of a partial defeasance, including in the case of a Mortgage Loan with a balloon payment due at maturity [or Anticipated Repayment Date], the balloon payment, and (y) pay any costs and expenses incurred in connection with the purchase of such government securities, and (B) delivering a security agreement granting the issuing entity a first priority lien on the Defeasance Deposit and, in certain cases, the government securities purchased with the Defeasance Deposit and an opinion of counsel to such effect.

For additional information on Mortgage Loans that permit partial defeasance, see “—Partial Releases” below.

In general, if consistent with the related loan documents, a successor borrower established, designated or approved by the master servicer will assume the obligations of the related borrower exercising a Defeasance Option and the borrower will be relieved of its obligations under the Mortgage Loan. If a Mortgage Loan (or Whole Loan, if applicable) is partially defeased, if consistent with the related loan documents, generally the related promissory note will be split and only the defeased portion of the borrower’s obligations will be transferred to the successor borrower.

[Partial Releases]

The Mortgage Loans described below permit the release of one or more of the Mortgaged Properties or a portion of a single Mortgaged Property in connection with a partial defeasance, a partial prepayment or a partial substitution, subject to the satisfaction of certain specified conditions, including the REMIC requirements. Additionally, certain Mortgage Loans permit the addition of real property to the Mortgage Loan collateral.

[ADD DISCLOSURES WITH RESPECT TO A PARTIAL DEFEASANCE, A PARTIAL PREPAYMENT, A PARTIAL SUBSTITUTION OR ADDITIONAL COLLATERAL, IF APPROPRIATE.]

Furthermore, some of the Mortgage Loans permit the release or substitution of specified parcels of real estate or improvements that secure the Mortgage Loans but were not assigned any material value or considered a source of any material cash flow for purposes of determining the related Appraised Value or Underwritten Net Cash Flow or considered

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material to the use or operation of the property. Such real estate may be permitted to be released, subject to certain REMIC rules, without payment of a release price and consequent reduction of the principal balance of the subject Mortgage Loan or substitution of additional collateral if zoning and other conditions are satisfied.

See “Risk Factors—Risks Relating to the Mortgage Loans—Risks Relating to Enforceability of Yield Maintenance Charges, Prepayment Premiums or Defeasance Provisions”.]

Escrows

[_____] of the Mortgage Loans, representing approximately [__]% of the Initial Pool Balance, provide for monthly or upfront escrows to cover property taxes on the Mortgaged Properties.

[_____] of the Mortgage Loans, representing approximately [__]% of the Initial Pool Balance, provide for monthly or upfront escrows to cover insurance premiums on the Mortgaged Properties.

[_____] of the Mortgage Loans, representing approximately [__]% of the Initial Pool Balance, provide for monthly or upfront escrows to cover ongoing replacements and capital repairs.

[_____] of the Mortgage Loans, representing approximately [__]% of the Initial Pool Balance, provide for monthly or upfront escrows to cover planned capital expenditures or franchise-mandated property improvement plans.

[_____] of the Mortgage Loans, representing approximately [__]% of the Initial Pool Balance, are secured by office, retail, industrial and mixed use properties and provide for upfront or monthly escrows (or credit) for the full term or a portion of the term of the related Mortgage Loan to cover anticipated re-leasing costs, including tenant improvements and leasing commissions or other lease termination or occupancy issues. Such escrows are typically considered for office, retail and industrial properties only.

Certain of the Mortgage Loans described above permit the related borrower to post a letter of credit in lieu of maintaining cash reserves. In addition, in certain cases, the related borrower may not be required to maintain the escrows described above until the occurrence of a specified trigger.

Many of the Mortgage Loans provide for other escrows and reserves, including, in certain cases, reserves for debt service, operating expenses, vacancies at the related Mortgaged Property and other shortfalls or reserves to be released under circumstances described in the related Mortgage Loan documents.

See Annex A-1 and the related footnotes for more information regarding escrows under the Mortgage Loan documents.

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Mortgaged Property Accounts

Cash Management. The Mortgage Loans documents prescribe the manner in which the related borrowers are permitted to collect rents from tenants at each Mortgaged Property. The following table sets forth the account mechanics prescribed for the Mortgage Loans:

Cash Management Types

Cash Management Type	Number of Mortgage Loans	Aggregate Principal Balance of Mortgage Loans	Approx. % of Initial Pool Balance
Hard/Upfront Cash Management
Hard/Springing Cash Management
Soft/Upfront Cash Management
Soft/Springing Cash Management
Springing (With Established Account)
Springing (Without Established Account)
None
Total:

The following is a description of the types of cash management provisions to which the borrowers under the Mortgage Loans are subject:

●	Hard/Upfront Cash Management. The related borrower is required to instruct the tenants and other payors (including any third party property managers) to pay all rents and other revenue directly to a lockbox account controlled by the applicable servicer on behalf of the issuing entity. Funds are then swept into a cash management account controlled by the applicable servicer on behalf of the issuing entity and then applied by the applicable servicer in accordance with the related Mortgage Loan documents. This typically includes the payment of debt service and, in some cases, expenses at the related Mortgaged Property. Generally, excess funds may then be remitted to the related borrower.
●	Hard/Springing Cash Management. The related borrower is required to instruct the tenants and other payors (including any third party property managers) to pay all rents and other revenue directly to a lockbox account controlled by the applicable servicer on behalf of the issuing entity. Until the occurrence of a “trigger” event, which typically includes an event of default under the Mortgage Loan documents, such funds are forwarded to an account controlled by the related borrower or are otherwise made available to the related borrower. From and after the occurrence of such a “trigger” event, only the portion of such funds remaining after the payment of current debt service, the funding of reserves and, in some cases, expenses at the related Mortgaged Property are to be forwarded or otherwise made available to the related borrower or, in some cases, maintained in an account controlled by the servicer as additional collateral for the loan until the “trigger” event ends or terminates in accordance with the loan documentation.
●	Soft/Upfront Cash Management. Revenue from the related Mortgaged Property is generally paid by the tenants and other payors to the related borrower or the property manager. The related borrower or property manager, as applicable, then forwards such funds to a lockbox account controlled by the applicable servicer on behalf of the issuing entity. Funds are then swept into a cash management account controlled by the applicable servicer on behalf of the issuing entity and applied by
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the servicer in accordance with the related Mortgage Loan documents. This typically includes the payment of debt service and, in some cases, expenses at the related Mortgaged Property. Generally, excess funds may then be remitted to the related borrower.

●	Soft/Springing Cash Management. Revenue from the related Mortgaged Property is generally paid by the tenants and other payors (including any third party property managers) to the related borrower or the property manager. The related borrower or property manager, as applicable, then forwards such funds to a lockbox account controlled by the applicable servicer on behalf of the issuing entity. Until the occurrence of a “trigger” event, which typically includes an event of default under the Mortgage Loan documents, such funds are forwarded to an account controlled by the related borrower or is otherwise made available to the related borrower. In some cases, upon the occurrence of such a “trigger” event, the Mortgage Loan documents will require the related borrower to instruct tenants and/or other payors to pay directly into an account controlled by the applicable servicer on behalf of the issuing entity. All funds held in such lockbox account controlled by the applicable servicer following such “trigger” event will be applied by the applicable servicer in accordance with the related Mortgage Loan documents. From and after the occurrence of such a trigger event, only the portion of such funds remaining after the payment of current debt service and, in some cases, expenses at the related Mortgaged Property are to be forwarded or otherwise made available to the related borrower.
●	Springing (With Established Account). A lockbox account is established at origination. Revenue from the related Mortgaged Property is generally paid by the tenants and other payors to the related borrower or property manager. The Mortgage Loan documents provide that, upon the occurrence of a “trigger” event, which typically includes an event of default under the Mortgage Loan documents, the related borrower would be required to instruct tenants to pay directly into such lockbox account or, if tenants are directed to pay to the related borrower or the property manager, the related borrower or property manager, as applicable, would then forward such funds to a lockbox account controlled by the applicable servicer on behalf of the issuing entity. Funds are then swept into a cash management account controlled by the servicer on behalf of the issuing entity and applied by the servicer in accordance with the related Mortgage Loan documents. This typically includes the payment of debt service and, in some cases, expenses at the related Mortgaged Property. Excess funds may then be remitted to the related borrower.
●	Springing (Without Established Account). No lockbox account or agreement is established at origination. Revenue from the related Mortgaged Property is generally paid by the tenants and other payors to the related borrower or property manager. The Mortgage Loan documents provide that, upon the occurrence of a “trigger” event, which typically includes an event of default under the Mortgage Loan documents, a lockbox account controlled by the applicable servicer on behalf of the issuing entity would be established and the related borrower would be required to instruct tenants to pay directly into such lockbox account or, if tenants are directed to pay to the related borrower or the property manager, the related borrower or property manager, as applicable, would then forward such funds to a lockbox account controlled by the applicable servicer on behalf of the issuing entity. Funds are then swept into a cash management account controlled by the servicer on behalf of the issuing entity and applied by the servicer in accordance with the related Mortgage Loan documents. This typically includes the payment of debt service and,
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in some cases, expenses at the related Mortgaged Property. Excess funds may then be remitted to the related borrower.

●	None. Revenue from the related Mortgaged Property is paid to the related borrower and is not subject to a lockbox account as of the Closing Date, and no lockbox account is required to be established during the term of the related Mortgage Loan.

In connection with any hard lockbox cash management, income deposited directly into the related lockbox account may not include amounts paid in cash and/or checks that are paid directly to the related property manager, notwithstanding requirements to the contrary. Furthermore, with respect to certain multifamily and hospitality properties considered to have a hard lockbox, cash, checks and “over-the-counter” receipts may be deposited into the lockbox account by the property manager. Mortgage Loans whose terms call for the establishment of a lockbox account require that the amounts paid to the property manager will be deposited into the applicable lockbox account on a regular basis. Lockbox accounts will not be assets of the issuing entity. See the footnotes to Annex A-1 to this prospectus for more information regarding lockbox provisions for the Mortgage Loans.

[Shari’ah Compliant Loan]

The Mortgage Loan identified on Annex A-1 as [_____], representing [__]% of the Initial Pool Balance, was structured as a Shari’ah compliant loan. See “Risk Factors—Risks Relating to the Mortgage Loans—Risks Relating to Shari’ah Compliant Loans”.

The purpose of Shari’ah compliant lending structures is to provide financing to those that follow the Islamic faith and want to comply with Shari’ah laws. Although there are many requirements under Shari’ah laws that affect lending, the rule most affecting the standard loan structure is that Shari’ah laws prohibit transaction involving the payment of interest. This is based on the Shari’ah principle that it is unacceptable, in and of itself, for money to increase in value merely by being lent to another person. To accommodate the prohibition on interest, the structure is generally set up so that, although the Shari’ah compliant party is paying the amount that the lender would expect to receive as principal and interest payments, the payments themselves are characterized as rent. This is accomplished through the use of a non-compliant party that receives a traditional loan, and leases the property to the Shari’ah compliant party using a master lease (with the Shari’ah compliant party having an option to purchase at the end of the term of the Mortgage Loan).

[DESCRIBE APPLICABLE PROVISIONS]]

Exceptions to Underwriting Guidelines

As described under “Transaction Parties—The Sponsors and Mortgage Loan Sellers—[Natixis Real Estate Capital LLC—NREC’s Underwriting Standards] [and] [Natixis, New York Branch—Natixis, New York Branch’s Underwriting Standards]”, [__] Mortgage Loan, representing approximately [__]% of the Initial Pool Balance, was originated by a [___________] with exceptions to the underwriting guidelines with respect to [__________].

[DISCLOSURE TO BE INCLUDED TO DESCRIBE HOW THE APPLICABLE LOANS, IF ANY, DEVIATE FROM THE DISCLOSED UNDERWRITING CRITERIA, INCLUDING THE NUMBER AND PERCENTAGE OF LOANS WITH SUCH EXCEPTIONS. DISCLOSURE TO BE INCLUDED TO DESCRIBE WHICH ENTITY OR ENTITIES DETERMINED THAT THOSE LOANS SHOULD BE INCLUDED IN THE POOL, DESPITE NOT HAVING MET THE DISCLOSED UNDERWRITING CRITERIA, AND WHAT FACTORS WERE USED TO MAKE THE DETERMINATION, SUCH AS

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COMPENSATING FACTORS OR A DETERMINATION THAT THE EXCEPTION WAS NOT MATERIAL. IF COMPENSATING OR OTHER FACTORS WERE USED, DATA ON THE AMOUNT OF LOANS IN THE POOL THAT ARE REPRESENTED AS MEETING EACH SUCH FACTOR AND THE AMOUNT OF LOANS THAT DO NOT MEET THOSE FACTORS WILL BE PROVIDED. IF MULTIPLE ENTITIES ARE INVOLVED IN THE DECISION TO INCLUDE ASSETS DESPITE NOT HAVING MET THE DISCLOSED UNDERWRITING CRITERIA, THIS WILL BE DESCRIBED AND THE IDENTITY OF EACH PARTICIPATING ENTITY WILL BE DISCLOSED.]

Additional Indebtedness

General

The Mortgage Loans generally prohibit borrowers from incurring any additional debt secured by their Mortgaged Property without the consent of the lender. However:

●	substantially all of the Mortgage Loans permit the related borrower to incur limited indebtedness in the ordinary course of business that is not secured by the related Mortgaged Property;
●	the borrowers under certain of the Mortgage Loans have incurred and/or may incur in the future unsecured debt other than in the ordinary course of business;
●	any borrower that is not required pursuant to the terms of the applicable Mortgage Loan documents to meet single purpose entity criteria may not be restricted from incurring unsecured debt or mezzanine debt;
●	the terms of certain Mortgage Loans permit the borrowers to post letters of credit and/or surety bonds for the benefit of the mortgagee under the Mortgage Loans, which may constitute a contingent reimbursement obligation of the related borrower or an affiliate. The issuing bank or surety will not typically agree to subordination and standstill protection benefiting the mortgagee;
●	although the Mortgage Loans generally place certain restrictions on incurring mezzanine debt by the pledging of general partnership and managing member equity interests in a borrower, such as specific percentage or control limitations, the terms of the Mortgage Loan documents generally permit, subject to certain limitations, the pledge of the limited partnership or non-managing membership equity interests in a borrower or less than a controlling interest of any other equity interests in a borrower; and
●	certain of the Mortgage Loans do not restrict the pledging of ownership interests in the borrower, but do restrict the transfer of ownership interests in a borrower by imposing limitations on transfer of control or a specific percentage of ownership interests.

[Whole Loans

Certain Mortgage Loans are subject to the rights of a related Companion Loan holder, as further described in “—The Whole Loans” below.]

[Mezzanine Indebtedness

Although the Mortgage Loans generally place certain restrictions on incurring mezzanine debt by the pledging of general partnership and managing member equity interests in a borrower, such as specific percentage or control limitations, the terms of the Mortgage Loan

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documents generally permit, subject to certain limitations, the pledge of less than a controlling portion of the limited partnership or non-managing membership equity interests in a borrower. Certain Mortgage Loans described below permit the incurrence of mezzanine debt subject to satisfaction of certain conditions including a certain maximum combined loan-to-value ratio and/or a minimum combined debt service coverage ratio, and in some cases mezzanine debt is already in place. Also, certain of the Mortgage Loans do not restrict the pledging of ownership interests in the related borrower, but do restrict the transfer of ownership interests in a borrower by imposing limitations on transfer of control or a specific percentage of ownership interests. In addition, in general, a borrower (or its direct or indirect owners) that does not meet single-purpose entity criteria may not be restricted in any way from incurring mezzanine debt.

As of the Cut-off Date, each sponsor has informed us that it is aware of the following existing mezzanine indebtedness with respect to the Mortgage Loans it is selling to the depositor:

Mortgage Loan Name	Mortgage Loan Cut-off Date Balance	Percentage of Initial Pool Balance	Mezzanine Debt Cut-off Date Balance	Companion Loan Cut-off Date Balance	Cut-off Date Total Debt Balance	Cut-off Date Wtd. Avg. Total Debt Interest Rate(1)	Cut-off Date Mortgage Loan LTV Ratio(2)	Cut-off Date Total Debt LTV Ratio(1)	Cut-off Date Mortgage Loan Underwritten NCF DSCR(2)	Cut-off Date Total Debt Underwritten NCF DSCR(1)
[___]	$[___]	[___]%	$[___]	$[___]	$[___]	[___]%	[___]%	[___]%	[___]x	[___]x
[___]	$[___]	[___]%	$[___]	$[___]	$[___]	[___]%	[___]%	[___]%	[___]x	[___]x

(1)	[Calculated including any related Pari Passu Companion Loans and Subordinate Companion Loans.]
(2)	[Calculated including any related mezzanine debt, any related Pari Passu Companion Loans and any related Subordinate Companion Loans. The Cut-off Date Total Debt LTV Ratio for certain Mortgage Loans may be based on a hypothetical valuation other than an “as-is” value. See “—Appraised Value” for additional information.]

[INSERT OTHER APPROPRIATE FOOTNOTES]

[In each case, the mezzanine indebtedness is coterminous with the related Mortgage Loan.]

Each of the mezzanine loans related to the Mortgage Loans identified in the table above secured by the Mortgaged Properties identified on Annex A-1 as [_____], representing approximately [___]% of the Initial Pool Balance, is subject to an intercreditor agreement between the holder of the related mezzanine loan and the related lender under the related Mortgage Loan that, in each case, sets forth the relative priorities between the related Mortgage Loan and the related mezzanine loan. Each intercreditor agreement provides, among other things, generally that (a) all payments due under the related mezzanine loan are subordinate after an event of default under the related Mortgage Loan to any and all payments required to be made under the related Mortgage Loan (except for any payments from funds other than the mortgaged property or proceeds of any enforcement upon the mezzanine loan collateral and any mezzanine loan guarantees), (b) so long as there is no event of default under the related Mortgage Loan, the related mezzanine lender may accept payments on and prepayments of the related mezzanine loan; provided, however, that prepayment of the mezzanine loan is not permitted prior to the prepayment in full of the related Mortgage Loan, (c) the related mezzanine lender will have certain rights to receive notice of and cure defaults under the related Mortgage Loan prior to any acceleration or enforcement of the related Mortgage Loan, (d) the related mezzanine lender may amend or modify the related mezzanine loan in certain respects without the consent of the related mortgage lender, and the mortgage lender must obtain the mezzanine lender’s consent to amend or modify the Mortgage Loan in certain respects, (e) upon the occurrence of an event of default under the related mezzanine loan documents, the related mezzanine lender may foreclose upon the membership interests in the related Mortgage Loan borrower, which

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could result in a change of control with respect to the related Mortgage Loan borrower and a change in the management of the related Mortgaged Properties, (f) if the related Mortgage Loan is accelerated or, in some cases, becomes specially serviced or if a monetary or material non-monetary default occurs and continues for a specified period of time under the related Mortgage Loan or if the Mortgage Loan borrower becomes a debtor in a bankruptcy or if the related Mortgage Loan lender exercises any enforcement action under the related Mortgage Loan documents with respect to the related Mortgage Loan borrower or the related Mortgaged Properties, the related mezzanine lender has the right to purchase the related Mortgage Loan, in whole but not in part, for a price generally equal to the outstanding principal balance of the related Mortgage Loan, together with all accrued interest and other amounts due thereon, plus any advances made by the related Mortgage Loan lender or its servicer and any interest thereon plus, subject to certain limitations, any Liquidation Fees and Special Servicing Fees payable under the PSA, but generally excluding any late charges, default interest, exit fees, spread maintenance charges payable in connection with a prepayment or yield maintenance charges and prepayment premiums and (g) an event of default under the related Mortgage Loan will trigger an event of default under the mezzanine loan.

The Mortgage Loans generally place certain restrictions on the transfer and/or pledging of general partnership and managing member equity interests in a borrower such as specific percentage or control limitations as described under “—Certain Terms of the Mortgage Loans—”Due-On-Sale” and “Due-On-Encumbrance” Provisions” above. Certain of the Mortgage Loans do not prohibit the pledge by direct or indirect owners of the related borrower of equity distributions that may be made from time to time by the borrower to its equity owners.

With respect to the Mortgage Loans listed in the following chart, the direct and indirect equity owners of the borrower are permitted to incur future mezzanine debt, subject to the satisfaction of conditions contained in the related loan documents, including, among other things, a combined maximum loan-to-value ratio, a combined minimum debt service coverage ratio and/or a combined minimum debt yield, as listed in the following chart and determined in accordance with the related Mortgage Loan documents:

Mortgage Loan Name	Mortgage Loan Cut-off Date Balance	Combined Maximum LTV Ratio	Combined Minimum DSCR	Combined Minimum Debt Yield	Intercreditor Agreement Required
[___][(1)]	$[___]	[___]%	[___]x	[___]%	[___]
[___]	$[___]	[___]%	[___]x	[___]%	[___]
[___]	$[___]	[___]%	[___]x	[___]%	[___]
[___]	$[___]	[___]%	[___]x	[___]%	[___]
[___]	$[___]	[___]%	[___]x	[___]%	[___]
[___]	$[___]	[___]%	[___]x	[___]%	[___]
[___]	$[___]	[___]%	[___]x	[___]%	[___]
[___]	$[___]	[___]%	[___]x	[___]%	[___]

(1)	[DESCRIBE WHEN FUTURE MEZZANINE DEBT OR PREFERRED EQUITY IS PERMITTED AND OTHER APPLICABLE FOOTNOTES]

The specific rights of the related mezzanine lender with respect to any such future mezzanine loan will be specified in the related intercreditor agreement and may include rights substantially similar to the cure and repurchase rights described above. [Other than the Mortgage Loan identified as “[______]” on Annex A-1, representing approximately [___]% of the Initial Pool Balance,] the intercreditor required to be entered into in connection with any future mezzanine loan will be subject to receipt of a Rating Agency

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Confirmation. The direct and/or indirect owners of a borrower under a Mortgage Loan are also generally permitted to pledge their interest in such borrower as security for a mezzanine loan in circumstances where the ultimate transfer of such interest to the mezzanine lender would be a permitted transfer under the related Mortgage Loan documents.

Generally, upon a default under a mezzanine loan, subject to the terms of any applicable intercreditor or subordination agreement, the holder of the mezzanine loan would be entitled to foreclose upon the equity in the related borrower, which has been pledged to secure payment of such debt. Although this transfer of equity may not trigger the due on sale clause under the related Mortgage Loan, it could cause a change in control of the borrower and/or cause the obligor under the mezzanine loan to file for bankruptcy, which could negatively affect the operation of the related Mortgaged Property and the related borrower’s ability to make payments on the related Mortgage Loan in a timely manner.

[INSERT ANY LOAN SPECIFIC DISCLOSURES, IF APPROPRIATE]]

See “Risk Factors—Risks Relating to the Mortgage Loans—Other Financings or Ability to Incur Other Indebtedness Entails Risk”.

[Preferred Equity

[ADD DISCLOSURE REGARDING MORTGAGE LOANS THAT HAVE OR PERMIT “PREFERRED EQUITY” STRUCTURES, WHERE A SPECIAL LIMITED PARTNER OR MEMBER RECEIVES A PREFERRED RETURN IN EXCHANGE FOR AN INFUSION OF CAPITAL]

Because preferred equity often provides for a higher rate of return to be paid to the holders of such preferred equity, preferred equity in some respects functions like mezzanine indebtedness, and reduces a principal’s economic stake in the related Mortgaged Property, reduces cash flow on the borrower’s Mortgaged Property after the payment of debt service and payments on the preferred equity and may increase the likelihood that the owner of a borrower will permit the value or income-producing potential of a Mortgaged Property to fall and may create a greater risk that a borrower will default on the Mortgage Loan secured by a Mortgaged Property whose value or income is relatively weak.]

[Other Secured Indebtedness

[ADD APPLICABLE DISCLOSURE RELATING TO ANY INDEBTEDNESS OF THE BORROWER OTHER THAN THE MORTGAGE LOAN OR A COMPANION LOAN THAT IS SECURED BY A MORTGAGE ON THE RELATED MORTGAGED PROPERTY OR ANY MORTGAGE LOAN THAT PERMITS SUCH INDEBTEDNESS IN THE FUTURE]]

[Other Unsecured Indebtedness

Certain Mortgage Loans permit the borrower to incur certain other subordinate indebtedness as described below:

●	[With respect to [___] Mortgage Loans, representing approximately [_____]% the Initial Pool Balance, each borrower has secured and/or unsecured debt payable to an affiliate of that borrower (“Affiliate Debt”) in addition to the debt under the Mortgage Loan. For each Mortgage Loan with Affiliate Debt, the Affiliate Debt creditor has entered into a subordination agreement with the lender acknowledging that the Affiliate Debt is non-foreclosable and non-defaultable and imposing limits on the borrower’s ability to incur any further subordinate debt. Payments on that Affiliate Debt are required to be made solely out of excess cash flow after monthly payments
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of principal and interest have been made and any reserves required by the terms of the related Mortgage Loans have been funded as required under the Mortgage Loan documents. Additionally [__] other Mortgage Loans which do not currently have Affiliate Debt, representing approximately [____]% of the Initial Pool Balance, permit the related borrower to incur Affiliate Debt under certain circumstances.

●	[DESCRIBE ANY OTHER UNSECURED INDEBTEDNESS OF THE BORROWER OR PERMITTED FUTURE UNSECURED INDEBTEDNESS]

Certain risks relating to additional debt are described in “Risk Factors—Risks Relating to the Mortgage Loans—Other Financings or Ability to Incur Other Indebtedness Entails Risk”.]

[The Whole Loans

General

Each of the Mortgage Loans secured by the Mortgaged Properties identified as [LIST LOAN NAMES] on Annex A-1 is part of the related Whole Loan consisting of the Mortgage Loan and the related Pari Passu Companion Loan(s) and, in the case of the Mortgage Loans securing the Mortgaged Properties identified on Annex A-1 as [LIST LOAN NAMES], the related Subordinate Companion Loan(s). The Mortgaged Property identified as [LIST LOAN NAMES] on Annex A-1 is part of a Whole Loan consisting of the Mortgage Loan and the related Subordinate Companion Loans. In connection with each Whole Loan, the rights between the trustee on behalf of the issuing entity and the holder of a related Companion Loan (the “Companion Holder”) are generally governed by an intercreditor or co-lender agreement (each, an “Intercreditor Agreement”). With respect to each of the Whole Loans, the related Mortgage Loan and related Companion Loans are cross-collateralized and cross-defaulted. The Serviced Pari Passu Mortgage Loans and the Non-Serviced Mortgage Loans are collectively referred to as the “Pari Passu Mortgage Loans” in this prospectus.

The table below provides certain information with respect to each Mortgage Loan that has a corresponding Companion Loan:

Whole Loan Summary

Mortgage Loan Name	Mortgage Loan Cut-off Date Balance	% of Initial Pool Balance	Pari Passu Companion Loan(s) Cut-off Date Balance	Subordinate Companion Loan(s) Cut-off Date Balance	Mortgage Loan LTV Ratio(2)	Whole Loan LTV Ratio(3)	Mortgage Loan Underwritten NCF DSCR(2)	Whole Loan Underwritten NCF DSCR(3)
[___]	$[___]	[___]%				[___]%		[___]x
[___]	$[___]	[___]%				[___]%		[___]x

(1)	[Indicate the Trust Subordinate Companion Loan that is included in the issuing entity.]
(2)	Calculated including the related Pari Passu Companion Loan(s) but excluding any related Trust Subordinate Companion Loan(s).
(3)	Calculated including the related Pari Passu Companion Loan(s) and any related Trust Subordinate Companion Loan(s).

Whole Loan Control Notes and Non-Control Notes

Mortgage Loan	Note Name	Control Note/Non-Control Note	Note Original Balance	Note Holder
[___]	Note [____]	[____]	$[____]	[____]

“Control Note” means, with respect to any Whole Loan, the “Controlling Note” or other similar term specified in the related Intercreditor Agreement. As of the Closing Date, the Control Note with respect to each Whole Loan will be the promissory note(s) listed as

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“Control” in the column “Control Note/Non-Control Note” in the table above entitled “Whole Loan Control Notes and Non-Control Notes”.

“Non-Control Note” means, with respect to any Whole Loan, any “Non-Controlling Note” or other similar term specified in the related Intercreditor Agreement. As of the Closing Date, the Non-Control Notes with respect to each Whole Loan will be the promissory notes listed as “Non-Control” in the column “Control Note/Non-Control Note” in the table above entitled “Whole Loan Control Notes and Non-Control Notes”.

The Serviced Pari Passu Whole Loan

[THE FOLLOWING DESCRIPTION OF THE INTERCREDITOR AGREEMENT WILL BE UPDATED IN THE PROSPECTUS BASED ON THE NUMBER OF THE SERVICED WHOLE LOANS AND THE FINAL TERMS OF THE RELATED INTERCREDITOR AGREEMENT]

General. [___] Mortgage Loan, identified as “[NAME OF THE SERVICED PARI PASSU WHOLE LOAN]” (the “Serviced Pari Passu Mortgage Loan”) on Annex A-1, representing approximately [_____] % of the Initial Pool Balance, is part of a split loan structure comprised of two mortgage notes, each of which is secured by the same mortgage instrument on the same underlying Mortgaged Property.

The Serviced Pari Passu Mortgage Loan is evidenced by a promissory note with a Cut-off Date Balance of $[_________]. The related Pari Passu Companion Loan (the “Serviced Pari Passu Companion Loan”) is evidenced by a promissory note with a Cut-off Date Balance of $[________] that is not included in the issuing entity. Only the Serviced Pari Passu Mortgage Loan is included in the issuing entity. The Serviced Pari Passu Mortgage Loan and the Serviced Pari Passu Companion Loan are pari passu with each other in terms of priority and are collectively referred to in this prospectus as the “Serviced Pari Passu Whole Loan”. It is anticipated that the related Serviced Pari Passu Companion Loan will be included in a future securitization. However, we cannot assure you that this will ultimately occur. The rights of the issuing entity as the holder of the Serviced Pari Passu Mortgage Loan and the rights of the holder of the Serviced Pari Passu Companion Loan are subject to an Intercreditor Agreement (the “Pari Passu Serviced Intercreditor Agreement”). The following summaries describe certain provisions of the Pari Passu Serviced Intercreditor Agreement.

Servicing. The Serviced Pari Passu Whole Loan (including the Serviced Pari Passu Mortgage Loan) and any related REO Property will be serviced and administered by the master servicer and the special servicer, pursuant to the PSA, in the manner described under “Pooling and Servicing Agreement”, but subject to the terms of the Pari Passu Serviced Intercreditor Agreement. See “Pooling and Servicing Agreement”.

Advances. The master servicer or the trustee, as applicable, will be responsible for making any required P&I Advance on the Serviced Pari Passu Mortgage Loan (but not any advances of principal and/or interest on the Serviced Pari Passu Companion Loan) pursuant to the terms of the PSA and the master servicer or the trustee, as applicable, will be responsible for making any required Servicing Advances with respect to the Serviced Pari Passu Whole Loan, in each case unless the master servicer or the trustee, as applicable, or the special servicer under the PSA determines that such an advance would not be recoverable from collections on the Serviced Pari Passu Mortgage Loan (in the case of a P&I Advance) or the Serviced Pari Passu Whole Loan (in the case of a Servicing Advance).

Application of Payments. The Pari Passu Serviced Intercreditor Agreement sets forth the respective rights of the holder of the Serviced Pari Passu Mortgage Loan and the holder

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of the related Serviced Pari Passu Companion Loan with respect to distributions of funds received in respect of the Serviced Pari Passu Whole Loan, and provides, in general, that:

●	the Serviced Pari Passu Mortgage Loan and the related Serviced Pari Passu Companion Loan are of equal priority with each other and no portion of either of them will have priority or preference over any portion of the other or security therefor;
●	all payments, proceeds and other recoveries on or in respect of the Serviced Pari Passu Whole Loan or the related Mortgaged Property will be applied to the Serviced Pari Passu Mortgage Loan and the related Serviced Pari Passu Companion Loan on a pro rata and pari passu basis according to their respective outstanding principal balances (subject, in each case, to the payment of amounts for required reserves or escrows required by the related Mortgage Loan documents and payment and reimbursement rights of the master servicer, the special servicer, the operating advisor, the asset representations reviewer, the certificate administrator, the depositor and the trustee) in accordance with the terms of the Pari Passu Serviced Intercreditor Agreement and the PSA and any pooling and servicing agreement related to a future securitization that includes the Serviced Pari Passu Companion Loan, as applicable; and
●	costs, fees, expenses, losses and shortfalls relating to the Serviced Pari Passu Whole Loan will be allocated, on a pro rata and pari passu basis, to the Serviced Pari Passu Mortgage Loan and the related Serviced Pari Passu Companion Loan in accordance with the terms of the Pari Passu Serviced Intercreditor Agreement and the PSA.

For more information regarding the allocation of collections and expenses in respect of the Serviced Pari Passu Whole Loan, see “Pooling and Servicing Agreement—Advances” and “—Withdrawals from the Collection Account”.

Consultation and Control. The controlling noteholder under the Pari Passu Serviced Intercreditor Agreement will be the issuing entity as holder of the applicable Mortgage Loan. Pursuant to the terms of the PSA, the Directing Certificateholder and the operating advisor will each have the same consent and/or consultation rights with respect to the Serviced Pari Passu Whole Loan as each does, and for so long as each does, with respect to the other Mortgage Loans included in the issuing entity. See “Pooling and Servicing Agreement—The Directing Certificateholder”.

In addition, pursuant to the terms of the Pari Passu Serviced Intercreditor Agreement, the holder of the related Serviced Pari Passu Companion Loan (or its representative which, at any time the related Serviced Pari Passu Companion Loan is included in a securitization, may be the controlling class certificateholder for that securitization or any other party assigned the rights to exercise the rights of the holder of the related Serviced Pari Passu Companion Loan, as and to the extent provided in the related pooling and servicing agreement) will have the right (i) to receive copies of all notices, information and reports, in each case, with respect to any major decisions or implementation of any recommended actions outlined in an asset status report relating to the Serviced Pari Passu Whole Loan that the master servicer or the special servicer, as applicable, is required to provide to the Directing Certificateholder under the PSA within the same time frame the master servicer or the special servicer, as applicable, is required to provide such notices, information and reports to the Directing Certificateholder and (ii) to be consulted on a strictly non-binding basis with respect to certain major decisions as set forth in the Pari Passu Serviced Intercreditor Agreement and with respect to the implementation by the special servicer of any recommended actions outlined in an asset status report, in each case without regard to

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the existence of a Control Termination Event or Consultation Termination Event under the PSA. The consultation right of the holder of the Serviced Pari Passu Companion Loan will expire ten (10) business days (or thirty (30) days with respect to an Acceptable Insurance Default) after the delivery of notice and information relating to the matter subject to consultation; provided that if a new course of action is proposed that is materially different from the actions previously proposed, the ten (10) business day (or thirty (30) days with respect to an Acceptable Insurance Default) consultation period will begin anew. Notwithstanding the rights of the holder of the Serviced Pari Passu Companion Loan described above, the master servicer or the special servicer, as applicable, (acting on its behalf) is permitted to implement any major decision or (with respect to the special servicer only) take any action set forth in an asset status report before the expiration of the aforementioned ten (10) business day (or thirty (30) days with respect to an Acceptable Insurance Default) period if it determines that immediate action with respect to such decision is necessary to protect the interests of the holders of the Serviced Pari Passu Mortgage Loan and the Serviced Pari Passu Companion Loan.

In addition to the consultation rights of the holder of the Serviced Pari Passu Companion Loan (or its representative) described above, pursuant to the terms of the Pari Passu Serviced Intercreditor Agreement, the holder of the Serviced Pari Passu Companion Loan (or its representative) will have the right to attend (in-person or telephonically in the discretion of the master servicer or special servicer, as applicable) annual meetings with the master servicer or special servicer, as applicable, upon reasonable notice and at times reasonably acceptable to the master servicer or special servicer, as applicable, for the purpose of discussing servicing issues related to the Serviced Pari Passu Whole Loan.

Neither the master servicer nor the special servicer may follow any advice or consultation that would require or cause such parties to violate any applicable law, including the REMIC provisions, be inconsistent with the Servicing Standard, require or cause such parties to violate provisions of the Pari Passu Serviced Intercreditor Agreement or the PSA, require or cause such parties to violate the terms of the Serviced Pari Passu Whole Loan documents and the PSA or materially expand the scope of any of such parties’ responsibilities under the Pari Passu Serviced Intercreditor Agreement or the PSA.

Sale of Defaulted Serviced Pari Passu Whole Loan. Pursuant to the terms of the Pari Passu Serviced Intercreditor Agreement, if the Serviced Pari Passu Mortgage Loan becomes a Defaulted Loan, and if the special servicer determines pursuant to the PSA and the Pari Passu Serviced Intercreditor Agreement to pursue a sale of the Serviced Pari Passu Mortgage Loan, the special servicer will be required to sell the Serviced Pari Passu Mortgage Loan together with the Serviced Pari Passu Companion Loan as a single whole loan, subject to the satisfaction of certain notice and information delivery requirements and the trustee’s (or any third party hired by the trustee in accordance with the PSA) obligation to review whether any offer from an Interested Person received for the Serviced Pari Passu Mortgage Loan and the Serviced Pari Passu Companion Loan constitutes a fair price. In connection with any such sale, the special servicer will be required to follow the procedures set forth under “Pooling and Servicing Agreement—Realization Upon Mortgage Loans”.

[Notwithstanding the foregoing, the special servicer will not be permitted to sell a Serviced Pari Passu Mortgage Loan together with the Serviced Pari Passu Companion Loan if such loan becomes a defaulted whole loan without the written consent of the holder of the Serviced Pari Passu Companion Loan (provided that such consent is not required if the holder of the Serviced Pari Passu Companion Loan is the borrower or an affiliate of the borrower) unless the special servicer has delivered to the holder of the Serviced Pari Passu Companion Loan: (a) at least 15 business days prior written notice of any decision to attempt to sell the related Whole Loan; (b) at least 10 days prior to the proposed sale date,

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a copy of each bid package (together with any material amendments to such bid packages) received by the special servicer in connection with any such proposed sale; (c) at least 10 days prior to the proposed sale date, a copy of the most recent appraisal for the Serviced Pari Passu Whole Loan, and any documents in the servicing file reasonably requested by the holder of the Serviced Pari Passu Companion Loan that are material to the price of the Serviced Pari Passu Whole Loan; and (d) until the sale is completed, and a reasonable period of time (but no less time than is afforded to other offerors and the Directing Certificateholder) prior to the proposed sale date, all information and other documents being provided to other offerors and all leases or other documents that are approved by the master servicer or the special servicer in connection with the proposed sale; provided that the holder of the Serviced Pari Passu Companion Loan may waive any of the delivery or timing requirements described in this sentence. Subject to the terms of the PSA, the holder of the Serviced Pari Passu Companion Loan (or its representative) will be permitted to submit an offer at any sale of the related Whole Loan.]

See “Pooling and Servicing Agreement—Realization Upon Mortgage Loans”.

Special Servicer Appointment Rights. Pursuant to the terms of the applicable Intercreditor Agreement and the PSA, the issuing entity, as the controlling noteholder, will have the right, with or without cause, to replace the special servicer then acting with respect to the Serviced Pari Passu Whole Loan and appoint a replacement special servicer without the consent of the holder of the Serviced Pari Passu Companion Loan. The Directing Certificateholder (so long as a Control Termination Event has not occurred and is not continuing), and the applicable certificateholders with the requisite percentage of Voting Rights (if a Control Termination Event has occurred and is continuing) will exercise the rights of the issuing entity as controlling noteholder, and will have the right, with or without cause, to replace the special servicer then acting with respect to the Serviced Pari Passu Whole Loan and appoint a replacement special servicer, as described under “Pooling and Servicing Agreement—Termination of Master Servicer and Special Servicer for Cause—Rights Upon Servicer Termination Event”.

The Serviced AB Whole Loan

[THE FOLLOWING DESCRIPTION OF THE INTERCREDITOR AGREEMENT WILL BE UPDATED IN THE PROSPECTUS BASED ON THE NUMBER OF THE AB WHOLE LOANS AND THE FINAL TERMS OF THE RELATED INTERCREDITOR AGREEMENT. THE SUBORDINATE COMPANION LOAN INCLUDED IN THE AB WHOLE LOAN MAY BE OR MAY NOT BE INCLUDED IN THE ISSUING ENTITY. THE FOLLOWING DESCRIPTION ASSUMES THAT THE TRUST SUBORDINATE COMPANION LOAN WILL BE HELD BY THE ISSUING ENTITY.]

General. [One (1)] Mortgage Loan, identified as “[NAME OF THE AB WHOLE LOAN]” (the “AB Mortgage Loan”) on Annex A-1, representing approximately [___]% of the Initial Pool Balance, is evidenced by the senior of two notes, each of which is secured by a single Mortgage and a single assignment of leases and rents. The subordinate interest for the AB Mortgage Loan, which is evidenced by the subordinate of the two notes, [will be][will not be] part of the issuing entity and is referred to in this prospectus as the “Trust Subordinate Companion Loan”. The AB Mortgage Loan, together with the Trust Subordinate Companion Loan, is referred to in this prospectus as the “AB Whole Loan”, and together with the [[NAME OF THE SERVICED PARI PASSU WHOLE LOAN] Whole Loan, the “Serviced AB Whole Loans”. The Serviced Pari Passu Whole Loans and the Serviced AB Whole Loans are collectively referred to in this prospectus as the “Serviced Whole Loans”. The Trust Subordinate Companion Loan and the Serviced Pari Passu Companion Loan are collectively referred to in this prospectus as the “Serviced Companion Loans” .

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The AB Mortgage Loan is cross-defaulted with the Trust Subordinate Companion Loan. Both the AB Mortgage Loan and the Trust Subordinate Companion Loan will be held by the issuing entity, and the [Loan Specific Class] certificates will be backed solely by the Trust Subordinate Companion Loan. The rights of the holders of the AB Mortgage Loan and the Trust Subordinate Companion Loan are subject to an Intercreditor Agreement (the “AB Intercreditor Agreement”). The following summaries describe certain provisions of the AB Intercreditor Agreement. The [Loan Specific Class] Directing Certificateholder, acting on behalf of the holder of the [Loan Specific Class] certificates, will be entitled to exercise certain rights of the holder of the Trust Subordinate Companion Loan described below pursuant to the terms of the Pooling and Servicing Agreement. See “Pooling and Servicing Agreement—The Directing Certificateholder”.

Servicing. The AB Whole Loan and any related REO Property will be serviced and administered by the master servicer and the special servicer, pursuant to the PSA, in the manner described under “Pooling and Servicing Agreement”, but subject to the terms of the AB Intercreditor Agreement. See “Pooling and Servicing Agreement”.

Application of Payments. Pursuant to the related Intercreditor Agreement, prior to the occurrence and continuance of (i) an event of default with respect to payments due under the AB Mortgage Loan, (ii) an event of default which results in the AB Mortgage Loan becoming accelerated or becoming serviced by the special servicer pursuant to the terms of the PSA, or (iii) any bankruptcy or insolvency event that constitutes an event of default under the related Mortgage Loan documents (each of clauses (i) – (iii), an “AB Material Event of Default”) (or, if such a default has occurred, but the directing certificateholder for the [LOAN SPECIFIC CLASS] certificates (the “Loan Specific Directing Certificateholder”) has cured such a default or is exercising its cure rights), after payment of amounts for required reserves or escrows required by the related Mortgage Loan documents and amounts payable or reimbursable under the PSA to the master servicer, special servicer, certificate administrator, trustee, operating advisor and asset representations reviewer, payments and proceeds received with respect to an AB Whole Loan will generally be applied in the following order:

First, to the issuing entity as holder of the AB Mortgage Loan, in an amount equal to accrued and unpaid interest due on the outstanding principal of the AB Mortgage Loan at its interest rate;

Second, to the issuing entity as holder of the AB Mortgage Loan, in an amount equal to the Senior Note Percentage Interest of principal payments, if any, on an AB Whole Loan;

Third, if the proceeds of any foreclosure sale or any liquidation of an AB Whole Loan or related Mortgaged Property exceed amounts required to be applied in accordance with the foregoing clauses and, as result of a workout the principal balance of the AB Mortgage Loan has been reduced, such excess amount will be paid to the issuing entity as holder of the AB Mortgage Loan in an amount up to the reduction, if any, of the principal balance of the AB Mortgage Loan as a result of such workout, plus interest on such amount at the default interest rate for the AB Mortgage Loan;

Fourth, to the issuing entity as holder of the AB Mortgage Loan, in an amount equal to the product of the Senior Note Percentage Interest multiplied by the Senior Note Relative Spread and any prepayment premium to the extent paid by the related borrower;

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Fifth, to the issuing entity as holder of the AB Mortgage Loan, up to the amount of any unreimbursed costs and expenses paid by the holder of the AB Mortgage Loan including any Recovered Costs not previously reimbursed to the holder of the AB Mortgage Loan (or paid or advanced by any servicer on its behalf and not previously paid or reimbursed) with respect to an AB Whole Loan pursuant to the related Intercreditor Agreement or the PSA;

Sixth, to the issuing entity as holder of the related Trust Subordinate Companion Loan, in an amount equal to the accrued and unpaid interest due on the outstanding principal balance of the related Trust Subordinate Companion Loan at its interest rate;

Seventh, to the issuing entity as holder of the related Trust Subordinate Companion Loan, in an amount equal to the Junior Note Percentage Interest of principal payments received, if any, on an AB Whole Loan;

Eighth, if the proceeds of any foreclosure sale or any liquidation of an AB Whole Loan or related Mortgaged Property exceed the amounts required to be applied in accordance with the foregoing clauses and, as a result of any written modification, amendment, waiver, restructuring or workout of an AB Whole Loan, the principal balance of the related Trust Subordinate Companion Loan has been reduced, such excess amount to the holder of the related Trust Subordinate Companion Loan in an amount equal to the amount of such reduction on the related Trust Subordinate Companion Loan as a result of such written modification, amendment, waiver, restructuring or workout and interest on such amount at the default interest rate for the related Trust Subordinate Companion Loan;

Ninth, to the issuing entity as holder of the related Trust Subordinate Companion Loan, in an amount equal to the aggregate amount of all payments made by the holder of the related Trust Subordinate Companion Loan in connection with the exercise of its cure rights under the related Intercreditor Agreement;

Tenth, to the issuing entity as holder of the related Trust Subordinate Companion Loan, in an amount equal to the product of the Junior Note Percentage Interest multiplied by the Junior Note Relative Spread and any prepayment premium to the extent paid by the related borrower;

Eleventh, to the extent assumption or transfer fees actually paid by the related borrower are not required to be otherwise applied under the PSA, including, without limitation, to provide reimbursement for interest on any Advances, to pay any additional servicing expenses or to compensate a servicer (in each case provided that such reimbursements or payments relate to an AB Whole Loan), any such assumption or transfer fees, to the extent actually paid by the related borrower, to the holder of the AB Mortgage Loan and to holder of the related Trust Subordinate Companion Loan, pro rata, based on their respective percentage interests; and

Twelfth, if any excess amount is available to be distributed in respect of an AB Whole Loan, and not otherwise applied in accordance with the foregoing clauses, any remaining amount, pro rata, to the holder of the AB Mortgage Loan and to the holder of the related Trust Subordinate Companion Loan in accordance with their respective initial percentage interests.

“Junior Note Percentage Interest” means a fraction, expressed as a percentage, the numerator of which is the principal balance of the related Trust Subordinate Companion Loan and the denominator of which is the principal balance of an AB Whole Loan.

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[“Junior Note Relative Spread” means the ratio of the Mortgage Rate for the related Trust Subordinate Companion Loan to the Mortgage Rate for the AB Mortgage Loan and related Trust Subordinate Companion Loan as a whole.]

“Recovered Costs” means, with respect to an AB Whole Loan, any amounts referred to in clauses (d) and/or (e) of the definition of “Defaulted Purchase Price” (set forth in “—Purchase Option” below) that, at the time of determination, had been previously paid or reimbursed to any servicer from sources other than collections on or in respect of an AB Whole Loan or Mortgaged Property (including, without limitation, from collections on or in respect of loans other than an AB Whole Loan).

“Senior Note Percentage Interest” means a fraction, expressed as a percentage, the numerator of which is the principal balance of the AB Mortgage Loan and the denominator of which is the principal balance of an AB Whole Loan.

[“Senior Note Relative Spread” means the ratio of the Mortgage Rate for the AB Mortgage Loan to the Mortgage Rate for the AB Mortgage Loan and related Trust Subordinate Companion Loan related Trust Subordinate Companion Loan as a whole.]

Following the occurrence and during the continuance of an AB Material Event of Default, after payment of all amounts for required reserves or escrows required by the related Mortgage Loan documents and amounts then payable or reimbursable under the PSA to the master servicer, special servicer, certificate administrator, trustee, operating advisor and asset representations reviewer, payments and proceeds with respect to a AB Whole Loan will generally be applied in the following order, in each case to the extent of available funds:

First, to the issuing entity as holder of the AB Mortgage Loan, in an amount equal to accrued and unpaid interest due on the outstanding principal of the AB Mortgage Loan at its interest rate;

Second, to the issuing entity as holder of the AB Mortgage Loan, in an amount equal to the principal balance of the AB Mortgage Loan, until such principal balance has been reduced to zero;

Third, if the proceeds of any foreclosure sale or any liquidation of an AB Whole Loan or related Mortgaged Property exceed amounts required to be applied in accordance with the foregoing clauses and, as result of a workout the principal balance of the AB Mortgage Loan has been reduced, such excess amount will be paid to the issuing entity as holder of the AB Mortgage Loan in an amount up to the reduction, if any, of the principal balance of the AB Mortgage Loan as a result of such workout, plus interest on such amount at the default interest rate for the AB Mortgage Loan;

Fourth, to the issuing entity as holder of the AB Mortgage Loan, in an amount equal to the product of the Senior Note Percentage Interest multiplied by the Senior Note Relative Spread and any prepayment premium to the extent paid by the related borrower;

Fifth, to the issuing entity as holder of the AB Mortgage Loan, up to the amount of any unreimbursed costs and expenses paid by the holder of the AB Mortgage Loan including any Recovered Costs not previously reimbursed to the holder of the AB Mortgage Loan (or paid or advanced by any servicer on its behalf and not previously paid or reimbursed) with respect to an AB Whole Loan pursuant to the related Intercreditor Agreement or the PSA;

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Sixth, to the issuing entity as holder of the related Trust Subordinate Companion Loan, in an amount equal to the accrued and unpaid interest due on the outstanding principal balance of the related Trust Subordinate Companion Loan at its interest rate;

Seventh, to the issuing entity as holder of the related Trust Subordinate Companion Loan in an amount equal to the principal balance of the related Trust Subordinate Companion Loan, until such principal balance has been reduced to zero;

Eighth, if the proceeds of any foreclosure sale or any liquidation of an AB Whole Loan or related Mortgaged Property exceed the amounts required to be applied in accordance with the foregoing clauses and, as a result of any written modification, amendment, waiver, restructuring or workout of an AB Whole Loan, the principal balance of the related Trust Subordinate Companion Loan has been reduced, such excess amount to the issuing entity as holder of the related Trust Subordinate Companion Loan in an amount equal to the amount of such reduction on the related Trust Subordinate Companion Loan as a result of such written modification, amendment, waiver, restructuring or workout and interest on such amount at the default interest rate for the related Trust Subordinate Companion Loan;

Ninth, to the issuing entity as holder of the related Trust Subordinate Companion Loan, in an amount equal to the aggregate amount of all payments made by it in connection with the exercise of its cure rights under the related Intercreditor Agreement;

Tenth, to the issuing entity as holder of the related Trust Subordinate Companion Loan, in an amount equal to the product of the Junior Note Percentage Interest multiplied by the Junior Note Relative Spread and any prepayment premium to the extent paid by the related borrower;

Eleventh, to the extent assumption or transfer fees actually paid by the related borrower are not required to be otherwise applied under the PSA, including, without limitation, to provide reimbursement for interest on any Advances, to pay any additional servicing expenses or to compensate a servicer (in each case provided that such reimbursements or payments relate to an AB Whole Loan), any such assumption or transfer fees, to the extent actually paid by the related borrower, to the holder of the AB Mortgage Loan and to holder of the related Trust Subordinate Companion Loan, pro rata, based on their respective percentage interests; and

Twelfth, if any excess amount is available to be distributed in respect of an AB Whole Loan, and not otherwise applied in accordance with the foregoing clauses, any remaining amount, pro rata, to the holder of the AB Mortgage Loan and to the holder of the related Trust Subordinate Companion Loan in accordance with their respective initial percentage interests.

For more information regarding the allocation of collections and expenses in respect of an AB Whole Loan, see “Pooling and Servicing Agreement—Advances” and “—Withdrawals from the Collection Account”.

Cure Rights. In the event that the related borrower fails to make any payment of principal or interest on an AB Whole Loan that results in a monetary event of default or the related borrower otherwise defaults with respect to an AB Whole Loan, the holder of the related Trust Subordinate Companion Loan will have the right to cure such event of default subject to certain limitations set forth in the related Intercreditor Agreement. The holder of the Trust Subordinate Companion Loan will be limited to four (4) cure payments over the

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life of an AB Whole Loan, no more than three (3) of which may be consecutive. So long as the holder of the related Trust Subordinate Companion Loan is exercising a cure right, neither the master servicer nor the special servicer will be permitted to treat such event of default as such for purposes of transferring the related Whole Loan to special servicing or exercising remedies.

Amendments and Consents. Prior to the occurrence and continuance of an AB Control Appraisal Period, except as otherwise described under “Pooling and Servicing Agreement—The Directing Certificateholder”, the consent of the holder of the related Trust Subordinate Companion Loan is required to be obtained by the special servicer for any AB Major Decision.

An “AB Control Appraisal Period” will exist with respect to the related Subordinate Companion Loan, if and for [so long as (a)(1) the initial principal balance of the related Subordinate Companion Loan minus (2) the sum of (x) any payments of principal allocated to, and received on, the related Subordinate Companion Loan, (y) any Appraisal Reduction Amounts for an AB Whole Loan that are allocated to the related Subordinate Companion Loan and (z) any losses realized with respect to the related Mortgaged Property or AB Whole Loan that are allocated to the related Subordinate Companion Loan, is less than (b) 25% of the remainder of the (i) initial principal balance of the related Subordinate Companion Loan less (ii) any payments of principal allocated to, and received, by the holders of the related Subordinate Companion Loan. Pursuant to the terms of the Intercreditor Agreement, the holders of the [LOAN SPECIFIC CLASS] certificates will have the right to avoid an AB Control Appraisal Period by posting cash collateral or a letter of credit in an amount which, when added to the appraised value of the related Mortgaged Property, would cause the applicable AB Control Appraisal Period not to occur. The holder of the [LOAN SPECIFIC CLASS] certificates, as the holder of a beneficial interest in the related Subordinate Companion Loan also has the right to purchase the AB Mortgage Loan in certain instances as set forth below.

[“AB Major Decisions” means at any time no AB Control Appraisal Period is in effect (and will have the meaning given to a “Major Decision” when an AB Control Appraisal Period is in effect):

●	any workout or other change to an AB Whole Loan that would result in any modification of, or waiver with respect to, an AB Whole Loan that would result in the extension of the maturity date or extended maturity date of the AB Whole Loan, a reduction in the interest rate borne thereby or the monthly debt service payment or a deferral or a forgiveness of interest on or principal of an AB Whole Loan or a modification or waiver of any other monetary term of an AB Whole Loan (including reserve requirements) or a modification or waiver of any material non-monetary provision of an AB Whole Loan, including but not limited to provisions which restrict the related borrower or its equity owners from incurring additional indebtedness or transferring interests in the Mortgaged Property or the related borrower;
●	any modification of, or waiver with respect to, an AB Whole Loan that would result in a discounted pay-off of the related Trust Subordinate Companion Loan;
●	any foreclosure upon or comparable conversion (which may include acquisition of an REO Property) of the ownership of the Mortgaged Property or any acquisition of the Mortgaged Property by deed-in-lieu of foreclosure or any other exercise of remedies following an AB Material Event of Default;
●	any material direct or indirect sale of all or any material portion of the Mortgaged Property or REO Property other than those required pursuant to the specific terms of
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the related Mortgage Loan documents and for which there is no material lender discretion;

●	any substitution, release or addition of collateral for an AB Whole Loan other than those required pursuant to the specific terms of the related Mortgage Loan documents and for which there is no material lender discretion;
●	any release of the related borrower or guarantor from liability with respect to an AB Whole Loan including, without limitation, by acceptance of an assumption of an AB Whole Loan by a successor borrower or replacement guarantor other than those required pursuant to the specific terms of the related Mortgage Loan documents and for which there is no material lender discretion;
●	any determination (1) not to enforce a “due-on-sale” or “due–on–encumbrance” clause (unless such clause is not exercisable under applicable law or such exercise is reasonably likely to result in successful legal action by the related borrower) or (2) to accelerate an AB Whole Loan (other than automatic accelerations pursuant to the related Mortgage Loan documents);
●	any transfer of the Mortgaged Property or any portion of the Mortgaged Property, or any transfer of any direct or indirect ownership interest in the related borrower, other than those required pursuant to the specific terms of the related Mortgage Loan documents and for which there is no material lender discretion;
●	any incurring of additional debt by the related borrower, including the terms of any document evidencing or securing any such additional debt and of any intercreditor or subordination agreement executed in connection therewith and any waiver of or amendment or modification to the terms of any such document or agreement or incurring of mezzanine financing by any beneficial owner of the related borrower, including the terms of any document evidencing or securing any such mezzanine debt and of any intercreditor or subordination agreement executed in connection therewith and any waiver of or amendment or modification to the terms of any such document or agreement (other than those required pursuant to the specific terms of the related Mortgage Loan documents and for which there is no material lender discretion);
●	the waiver or modification of any documentation relating to the guarantor’s obligations under the guaranty;
●	the releases of any escrows or reserve accounts other than those required pursuant to the specific terms of the related Mortgage Loan documents and for which there is no material lender discretion; and
●	any approval of a “major lease” (as defined in the Mortgage Loan documents).]

Purchase Option. If an event of default with respect to an AB Whole Loan has occurred and is continuing, the holders of the [LOAN SPECIFIC CLASS] certificates will have the option to purchase the AB Mortgage Loan from the issuing entity at a price equal to the Defaulted Purchase Price.

The “Defaulted Purchase Price”, with respect to the AB Mortgage Loan, is generally equal to the sum, without duplication, of (a) the principal balance of the AB Mortgage Loan, (b) accrued and unpaid interest on the AB Mortgage Loan from the date as to which interest was last paid in full by the related borrower up to and including the end of the interest accrual period relating to the Due Date next following the date the purchase occurred,

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(c) any other amounts due under an AB Whole Loan, other than prepayment premiums, default interest, late fees, exit fees and any other similar fees, provided that if the related borrower or a borrower related party is the purchaser (as the holder of the [LOAN SPECIFIC CLASS] certificates or otherwise), the Defaulted Purchase Price will include prepayment premiums, default interest, late fees, exit fees and any other similar fees, (d) without duplication of amounts under clause (c), any unreimbursed Servicing Advances and any expenses incurred in enforcing the related loan documents (including, without limitation, Servicing Advances payable or reimbursable to any servicer, and earned and unreimbursed special servicing fees), (e) without duplication of amounts under clause (c), any accrued and unpaid interest on Advances, (f) any Liquidation Fees or Workout Fees payable under the PSA with respect to an AB Whole Loan (i) if the related borrower or a borrower related party is the purchaser (as the holder of the [LOAN SPECIFIC CLASS] certificates or otherwise) or (ii) otherwise, if the purchase occurs after ninety (90) days after the first such option becomes exercisable pursuant to the related Intercreditor Agreement, and (g) any Recovered Costs not reimbursed previously to the holder of the AB Mortgage Loan pursuant to the related Intercreditor Agreement.

Special Servicer Appointment Rights. Pursuant to the related Intercreditor Agreement, the holders of the [LOAN SPECIFIC CLASS] certificates will have the right, with or without cause, to replace the special servicer then acting with respect to an AB Whole Loan and appoint a replacement special servicer with respect to an AB Whole Loan. See “Pooling and Servicing Agreement—Replacement of Special Servicer Without Cause”.

The Non-Serviced Whole Loan

[THE FOLLOWING DESCRIPTION OF THE INTERCREDITOR AGREEMENT WILL BE UPDATED IN THE PROSPECTUS BASED ON THE NUMBER OF THE NON-SERVICED WHOLE LOAN AND THE FINAL TERMS OF THE RELATED INTERCREDITOR AGREEMENTS.]

General. [__] Mortgage Loan, identified as “[NAME OF NON-SERVICED WHOLE LOAN]” (the “Non-Serviced Mortgage Loan”) on Annex A-1, The [__________] Mortgage Loan, representing approximately [_____]% of the Initial Pool Balance, is part of a split loan structure comprised of two mortgage notes, each of which is secured by the same mortgage instruments on the same portfolio of Mortgaged Properties.

The Non-Serviced Mortgage Loan is evidenced by one (1) promissory note with a Cut-off Date Balance of $[_______]. The related Companion Loan (the “Non-Serviced Companion Loan” and together with the Non-Serviced Mortgage Loan, the “Non-Serviced Whole Loan”) is evidenced by one (1) promissory note with a principal balance as of the Cut-off Date of $[_________]. The Non-Serviced Companion Loan will not be included in the issuing entity. Only the Non-Serviced Mortgage Loan will be included in the issuing entity. The Non-Serviced Mortgage Loan and the Non-Serviced Companion Loan are pari passu with each other in terms of priority and are collectively referred to in this prospectus as the Non-Serviced Whole Loan.

The rights of the issuing entity, as the holder of the Non-Serviced Mortgage Loan and the rights of the securitization trust holding the Non-Serviced Companion Loan, as the holder of the Non-Serviced Companion Loan are subject to the terms of the Intercreditor Agreement (the “Non-Serviced Intercreditor Agreement”). [The consultation rights of the issuing entity (as the non-controlling note holder) under the Non-Serviced Intercreditor Agreement will be exercised by the Directing Certificateholder so long as no Control Termination Event has occurred and is continuing, and if a Control Termination Event has occurred and is continuing, by the special servicer pursuant to the terms of the PSA, as described under “Pooling and Servicing Agreement”.]

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Servicing of the Non-Serviced Whole Loan. The Non-Serviced Whole Loan is being serviced and administered pursuant to the terms of the pooling and servicing agreement, dated as of [______], 20[____] (the “Non-Serviced PSA”) among [NAME OF DEPOSITOR] (the “Non-Serviced Depositor”), [NAME OF MASTER SERVICER] (the “Non-Serviced Master Servicer”), [NAME OF SPECIAL SERVICER) (the “Non-Serviced Special Servicer”), [NAME OF TRUSTEE] (the “Non-Serviced Trustee”), [NAME OF CERTIFICATE ADMINISTRATOR) (the “Non-Serviced Certificate Administrator”), [NAME OF OPERATING ADVISOR] (the “Non-Serviced Operating Advisor”) and [NAME OF ASSET REPRESENTATIONS REVIEWER) (the “Non-Serviced Asset Representations Reviewer”). The Non-Serviced PSA was entered into in connection with the securitization of the Non-Serviced Companion Loan. The holders of the certificates issued under the Non-Serviced PSA are referred to in this prospectus as “Non-Serviced Certificateholders.” For a summary of certain provisions of the Non-Serviced PSA, see “Pooling and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan”.

Advances. The master servicer or the trustee, as applicable, will be responsible for making P&I Advances on the Non-Serviced Mortgage Loan (but not advances of principal and/or interest on the Non-Serviced Companion Loan) pursuant to the PSA, unless the master servicer, the trustee or the special servicer, as applicable, determines that such a P&I Advance would not be recoverable from collections on the Non-Serviced Mortgage Loan.

The Non-Serviced Master Servicer, the Non-Serviced Special Servicer (with respect to emergency servicing advances) or the Non-Serviced Trustee, as applicable, under the Non-Serviced PSA will be responsible for making (i) any required principal and interest advances on the Non-Serviced Companion Loan as required under the terms of the Non-Serviced PSA (but not on the Non-Serviced Mortgage Loan) and (ii) any required property protection advances with respect to the Non-Serviced Whole Loan, in each case unless a similar determination of nonrecoverability is made under the Non-Serviced PSA.

Application of Payments. The Non-Serviced Intercreditor Agreement sets forth the respective rights of the holder of the Non-Serviced Mortgage Loan and the holder of the Non-Serviced Companion Loan with respect to distributions of funds received in respect of the Non-Serviced Whole Loan, and provides, in general, that:

●	the Non-Serviced Mortgage Loan and the Non-Serviced Companion Loan are of equal priority with each other and no portion of either of them will have priority or preference over any portion of the other or security therefor;

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●	all payments, proceeds and other recoveries on or in respect of the Non-Serviced Whole Loan or the related Mortgaged Property will be applied to the Non-Serviced Mortgage Loan and the Non-Serviced Companion Loan on a pro rata and pari passu basis according to their respective outstanding principal balances (subject, in each case, to the payment of amounts for required reserves or escrows required by the related Mortgage Loan documents and payment and reimbursement rights of the Non-Serviced Master Servicer, the Non-Serviced Special Servicer, the Non-Serviced Trustee, the Non-Serviced Operating Advisor, the Non-Serviced Asset Representations Reviewer, the Non-Serviced Certificate Administrator, the Non-Serviced Depositor) in accordance with the terms of the Non-Serviced Intercreditor Agreement and the Non-Serviced PSA governing any securitization of the Non-Serviced Companion Loan; and
●	costs, fees, expenses, losses and shortfalls relating to the Non-Serviced Whole Loan will be allocated, on a pro rata and pari passu basis, to the Non-Serviced Mortgage Loan and the Non-Serviced Companion Loan in accordance with the terms of the Non-Serviced Intercreditor Agreement and the Non-Serviced PSA.

See “Pooling and Servicing Agreement—Advances” and “—Servicing of the Non-Serviced Mortgage Loan” for more information regarding the allocation of collections and expenses in respect of the Non-Serviced Whole Loan.

Consultation and Control. The controlling noteholder under the Non-Serviced Intercreditor Agreement will be the securitization trust formed pursuant to the Non-Serviced PSA (the “Non-Serviced Securitization Trust”), as holder of the Non-Serviced Companion Loan. [___________] is the directing certificateholder under the Non-Serviced PSA (the “Non-Serviced Directing Certificateholder”). The Non-Serviced Directing Certificateholder (so long as a control termination event under the Non-Serviced PSA has not occurred and is not continuing), and the applicable certificateholders under the Non-Serviced PSA with the requisite percentage of voting rights (so long as a control termination event under the Non-Serviced PSA has occurred and is continuing) will exercise the rights of the Non-Serviced Securitization Trust as controlling noteholder, and will have the right, with or without cause, to replace the special servicer then acting with respect to the Non-Serviced Whole Loan and appoint a replacement special servicer, in accordance with, and subject to the limitations set forth in, the Non-Serviced PSA.

For more information regarding the rights of the directing certificateholder under the Non-Serviced PSA, see “Pooling and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan”.

Pursuant to the terms of the Non-Serviced Intercreditor Agreement, the issuing entity, as the non-controlling note holder, will have the right (regardless of whether a control termination event or a consultation termination event exists under the Non-Serviced PSA) to (i) receive copies of all notices, information and reports, in each case, with respect to any major decisions or the implementation of any recommended actions outlined in an asset status report relating to the Non-Serviced Whole Loan, that the Non-Serviced Master Servicer or the Non-Serviced Special Servicer, as applicable, under the Non-Serviced PSA is required to provide to the Non-Serviced Directing Certificateholder under the Non-Serviced PSA within the same time frame the Non-Serviced Master Servicer or the Non-Serviced Special Servicer, as applicable, is required to provide such notices, information and reports to the Non-Serviced Directing Certificateholder and (ii) to be consulted by the Non-Serviced Directing Certificateholder (or the Non-Serviced Master Servicer or the Non-Serviced Special Servicer, as applicable, acting on its behalf), on a strictly non-binding basis with respect to certain major decisions as set forth in the Non-Serviced Intercreditor Agreement and the

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implementation by the Non-Serviced Special Servicer of any recommended actions outlined in an asset status report, in each case without regard to the existence of a control termination event or consultation termination event under the Non-Serviced PSA. The consultation right of the issuing entity will expire 10 business days after the delivery by the Non-Serviced Directing Certificateholder (or the Non-Serviced Master Servicer or the Non-Serviced Special Servicer, as applicable, acting on its behalf) of notice and information relating to the matter subject to consultation; provided that if a new course of action is proposed that is materially different from the actions previously proposed, the 10 business-day consultation period will begin anew. Notwithstanding the issuing entity’s consultation rights described above, the Non-Serviced Directing Certificateholder (or the Non-Serviced Master Servicer or the Non-Serviced Special Servicer, as applicable, acting on its behalf) is permitted to implement any major decision or take any action set forth in an asset status report before the expiration of the aforementioned 10 business-day period if it determines that immediate action with respect to such decision is necessary to protect the interests of the holders of the Non-Serviced Mortgage Loan and the Non-Serviced Companion Loan. Generally, if a control termination event or a consultation termination exists under the Non-Serviced PSA, if the Non-Serviced Directing Certificateholder fails to notify the Non-Serviced Special Servicer of its approval or disapproval of any such decisions or actions within 10 business days (or in connection with an acceptable insurance default, thirty (30) days) of the expiration of the time period described in the second preceding sentence of this paragraph (provided that such time period will be deemed to have commenced upon the Non-Serviced Special Servicer’s receipt of the Non-Serviced Directing Certificateholder’s written recommendations and analysis), such decisions or actions will be deemed approved.

Neither the Non-Serviced Master Servicer nor the Non-Serviced Special Servicer will be permitted to follow any advice or consultation provided by the holder of the Non-Serviced Companion Loan (or its representative) that would require or cause the Non-Serviced Master Servicer or the Non-Serviced Special Servicer, as applicable, to violate any applicable law, including the REMIC Regulations or other applicable provisions of the Code, be inconsistent with the servicing standard under the Non-Serviced PSA require or cause the Non-Serviced Master Servicer or the Non-Serviced Special Servicer, as applicable, to violate provisions of the Non-Serviced Intercreditor Agreement or the Non-Serviced PSA, require or cause the Non-Serviced Master Servicer or the Non-Serviced Special Servicer, as applicable, to violate the terms of the Non-Serviced Whole Loan, or materially expand the scope of any of the Non-Serviced Master Servicer’s or the Non-Serviced Special Servicer’s, as applicable, responsibilities under the Non-Serviced Intercreditor Agreement.

In addition to the consultation rights of the issuing entity described above, the issuing entity will have the right to annual conference calls with the Non-Serviced Master Servicer or Non-Serviced Special Servicer, as applicable, upon reasonable notice and at times reasonably acceptable to the Non-Serviced Master Servicer or Non-Serviced Special Servicer, as applicable, in which servicing issues related to the Non-Serviced Whole Loan may be discussed.

Sale of Defaulted Loan. Pursuant to the terms of the Non-Serviced Intercreditor Agreement, if the Non-Serviced Whole Loan becomes a “defaulted Mortgage Loan” pursuant to the terms of the PSA or the Non-Serviced PSA, as applicable, and thereafter the Non-Serviced Special Servicer determines to pursue a sale of the Non-Serviced Mortgage Loan or the Non-Serviced Companion Loan, then the Non-Serviced Special Servicer will be required to sell the Non-Serviced Mortgage Loan together with the Non-Serviced Companion Loan as a single whole loan, subject to the satisfaction of certain notice and information delivery requirements and the Non-Serviced Trustee’s (or any third party hired by the Non-Serviced

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Trustee in accordance with the Non-Serviced PSA) obligation to review any offer received for the Non-Serviced Mortgage Loan and the Non-Serviced Companion Loan. The issuing entity will have consultation rights in connection with such sale, as described above.

Special Servicer Appointment Rights. Pursuant to the terms of the Non-Serviced Intercreditor Agreement and the Non-Serviced PSA, the Non-Serviced Directing Certificateholder and the applicable certificateholders under the Non-Serviced PSA with the requisite percentage of voting rights (so long as a control termination event under the Non-Serviced PSA has not occurred and is not continuing) will have the right, with or without cause, to replace the special servicer then acting with respect to the Non-Serviced Whole Loan and appoint a replacement special servicer, in accordance with, and subject to the limitations set forth in, the Non-Serviced PSA. See “Pooling and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan”.]

Additional Information

Each of the tables presented in Annex A-2 sets forth selected characteristics of the pool of Mortgage Loans as of the Cut-off Date, if applicable. For a detailed presentation of certain additional characteristics of the Mortgage Loans and the Mortgaged Properties on an individual basis, [including the asset-level information required by Item 1125 of Regulation AB,] see Annex A-1. For a brief summary of the [15] largest Mortgage Loans in the pool of Mortgage Loans, see Annex A-3.

The description in this prospectus, including Annex A-1, A-2 and A-3, of the Mortgage Pool and the Mortgaged Properties is based upon the Mortgage Pool as expected to be constituted at the close of business on the Cut-off Date, as adjusted for the scheduled principal payments due on the Mortgage Loans on or before the Cut-off Date. Prior to the issuance of the Offered Certificates, a Mortgage Loan may be removed from the Mortgage Pool if the depositor deems such removal necessary or appropriate or if it is prepaid. This may cause the range of Mortgage Rates and maturities as well as the other characteristics of the Mortgage Loans to vary from those described in this prospectus.

A Form ABS-EE with the information required by Item 1125 of Regulation AB (17 CFR 229.1125), Schedule AL – Asset-Level Information will be filed or caused to be filed by the depositor with respect to the issuing entity on or prior to the date of the filing of this prospectus and will provide such information for a reporting period commencing on the day after a hypothetical Determination Date in [_____] and ending on a hypothetical Determination Date in [______]. In addition, a Current Report on Form 8-K containing detailed information regarding the Mortgage Loans will be available to persons (including beneficial owners of the Offered Certificates) who receive this prospectus and will be filed pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), together with the PSA, with the United States Securities and Exchange Commission (the “SEC”) on or prior to the date of the filing of this prospectus.]

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Transaction Parties

[The Sponsors and Mortgage Loan Sellers

[Natixis Real Estate Capital LLC

General

Natixis Real Estate Capital LLC, a Delaware limited liability company (“NREC”), a sponsor and a mortgage loan seller, is an affiliate of both Natixis Commercial Mortgage Securities LLC, the depositor, and Natixis Securities Americas LLC, one of the underwriters. NREC is a wholly-owned indirect subsidiary of Natixis North America LLC, which is itself a wholly-owned direct subsidiary of NATIXIS, a joint stock company with a board of directors duly organized and existing under the laws of France (“Natixis”). The executive offices of NREC are located at 1251 Avenue of the Americas, New York, New York 10020. NREC’s telephone number is (212) 891-6100.

Natixis is the international corporate, investment and financial services arm of Groupe BPCE, a French mutual banking group, which is one of the largest banking groups in France.  Groupe BPCE includes BPCE, as its central institution, two French retail banking networks (the Banque Populaire and the Caisse d’Epargne networks), as well as a number of entities that are subsidiaries and affiliates of BPCE.  BPCE is the majority shareholder of Natixis, holding more than 99% of the share capital and voting rights. Natixis has two core business lines: Asset & Wealth Management (which includes asset management, wealth management and employee savings services) and Corporate & Investment Banking (which includes strategic advisory services, structured financing, capital markets, portfolio management, global transaction banking and research). Natixis also holds interests in certain non-core businesses referred to as “Corporate Center.”  Natixis is based in France and does business internationally.

NREC is a full-service commercial real estate lender that has been principally engaged in originating, purchasing and securitizing commercial mortgage loans. NREC also provides warehouse and repurchase financing to mortgage lenders and purchases closed, first- and subordinate-lien commercial mortgage loans for securitization or resale, or for its own investment.

[IF NREC IS REQUIRED TO REPURCHASE OR REPLACE ANY ASSET FOR BREACH OF A REPRESENTATION AND WARRANTY, INCLUDE INFORMATION REGARDING NREC’S FINANCIAL CONDITION TO THE EXTENT THAT THERE IS A MATERIAL RISK THAT THE EFFECT ON ITS ABILITY TO COMPLY WITH THE PROVISIONS IN THE TRANSACTION AGREEMENTS RELATING TO THE REPURCHASE OBLIGATIONS FOR THOSE ASSETS RESULTING FROM SUCH FINANCIAL CONDITION COULD HAVE A MATERIAL IMPACT ON POOL PERFORMANCE OR PERFORMANCE OF THE ASSET-BACKED SECURITIES.]

[PROVIDE A BRIEF DESCRIPTION OF ANY LEGAL PROCEEDINGS PENDING AGAINST NREC, OR OF WHICH ANY PROPERTY OF THE FOREGOING IS THE SUBJECT, THAT IS MATERIAL TO CERTIFICATEHOLDERS; INCLUDE SIMILAR INFORMATION AS TO ANY SUCH PROCEEDINGS KNOWN TO BE CONTEMPLATED BY GOVERNMENTAL AUTHORITIES.]

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NREC’s Commercial Real Estate Securitization Program

One of NREC’s primary businesses is the underwriting and origination of mortgage loans secured by commercial or multifamily properties for contribution to its own securitization program and for contribution to conduit securitizations led by other sponsors. NREC, together with its commercial mortgage lending affiliates and predecessors, began originating commercial mortgage loans for securitization in 1999 and securitizing commercial mortgage loans in the same year. As of [__], the total amount of commercial mortgage loans originated by NREC and its predecessors is in excess of $[__] and the total amount of these loans that were securitized is in excess of $[__].

The commercial mortgage loans originated by NREC include both fixed- and floating-rate loans. NREC primarily originates loans secured by retail, office, multifamily, hotel, industrial and self-storage properties, but also originates loans secured by manufactured housing communities, theaters, land subject to a ground lease and mixed use properties. NREC originates loans throughout the United States.

NREC originates or acquires, including from its own affiliates, mortgage loans and, together with other sponsors or loan sellers, participates in the securitization of those loans by transferring them to a depositor, which in turn transfers them to the issuing entity for the securitization. In coordination with Natixis Securities Americas LLC, and with other underwriters, NREC works with rating agencies, investors, loan sellers and servicers in structuring securitization transactions. NREC currently acts as sponsor and mortgage loan seller in transactions in which other entities act as sponsors, loan sellers and/or depositors. Neither NREC nor any of its affiliates currently act as servicer of the mortgage loans in its securitizations.

Pursuant to an MLPA, NREC will make certain representations and warranties, subject to certain exceptions set forth therein (and attached as Annex D-2 to this prospectus), to the depositor and will covenant to provide certain documents regarding the Mortgage Loans it is selling to the depositor (the “NREC Mortgage Loans”) and, in connection with certain breaches of such representations and warranties or certain defects with respect to such documents, which breaches or defects are determined to have a material adverse effect on the value of the NREC Mortgage Loans or such other standard as is described in the related MLPA, may have an obligation to repurchase such Mortgage Loan, cure the subject defect or breach, substitute for another mortgage loan, or make a Loss of Value Payment, as the case may be. The depositor will assign its rights under each MLPA to the issuing entity. In addition, NREC has agreed to indemnify the depositor, the underwriters and certain of their respective affiliates with respect to certain liabilities arising in connection with the issuance and sale of the certificates.

Review of NREC Mortgage Loans

Overview. NREC, in its capacity as the sponsor of the NREC Mortgage Loans, has conducted a review of the NREC Mortgage Loans in connection with the securitization described in this prospectus. The review of the NREC Mortgage Loans was performed by a deal team comprised of real estate and securitization professionals who are employees of one or more of NREC’s affiliates (the “NREC Deal Team”). The review procedures described below were employed with respect to the NREC Mortgage Loans, except that certain review procedures only were relevant to the large loan disclosures in this prospectus, as further described below. No sampling procedures were used in the review process.

Database. To prepare for securitization, members of the NREC Deal Team created a database of loan-level and property-level information relating to the NREC Mortgage Loans.

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The database was compiled from, among other sources, the related Mortgage Loan documents, third party reports, zoning reports, insurance policies, borrower supplied information (including, but not limited to, rent rolls, leases, operating statements and budgets) and information collected by the NREC originators during the underwriting process. After origination of the NREC Mortgage Loans, the NREC Deal Team updated the information in the database with respect to the NREC Mortgage Loans based on updates provided by the related servicer relating to loan payment status and escrows, updated operating statements, rent rolls and leasing activity, and information otherwise brought to the attention of the NREC Deal Team.

A data tape (the “NREC Data Tape”) containing detailed information regarding the NREC Mortgage Loans was created from the information in the database referred to in the prior paragraph. The NREC Data Tape was used by the NREC Deal Team to provide certain numerical information regarding the NREC Mortgage Loans in this prospectus.

Data Comparison and Recalculation. NREC, or the depositor, on its behalf, engaged a third party accounting firm to perform certain data comparison and recalculation procedures designed by NREC, relating to information in this prospectus regarding the NREC Mortgage Loans. These procedures included:

●	comparing certain information in the NREC Data Tape against various source documents provided by NREC that are described above under “—Database”;
●	comparing numerical information regarding the NREC Mortgage Loans and the related Mortgaged Properties disclosed in this prospectus against the information contained in the NREC Data Tape; and
●	recalculating certain percentages, ratios and other formulae relating to the NREC Mortgage Loans disclosed in this prospectus.

Legal Review. NREC engaged various law firms to conduct certain legal reviews of the NREC Mortgage Loans for disclosure in this prospectus. In anticipation of the securitization of the NREC Mortgage Loans, origination counsel prepared a loan and property summary that sets forth salient loan terms and summarizes material deviations from NREC’s standard form loan documents. In addition, origination counsel for each NREC Mortgage Loan reviewed NREC’s representations and warranties set forth on Annex D-1 to this prospectus and, if applicable, identified exceptions to those representations and warranties.

Securitization counsel was also engaged to assist in the review of the NREC Mortgage Loans. Such assistance included, among other things, (i) a review of sections of the loan agreement relating to the NREC Mortgage Loans marked against the standard form document, (ii) a review of the loan and property summaries referred to above relating to each NREC Mortgage Loan prepared by origination counsel, and (iii) a review of a due diligence questionnaire completed by the NREC Deal Team. Securitization counsel also reviewed the property release provisions, if any, for the NREC Mortgage Loans with multiple Mortgaged Properties for compliance with the REMIC provisions of the Code. In addition, for each NREC Mortgage Loan originated by NREC, NREC prepared and delivered to its securitization counsel for review an asset summary, which summary includes important loan terms and certain property level information obtained during the origination process.

[Loan seller’s counsel assisted in the preparation of the Mortgage Loan summaries set forth under “Annex A-3—Summaries of the Fifteen Largest Mortgage Loans—[__]” in this prospectus, based on their reviews of pertinent sections of the related Mortgage Loan documents.]

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Other Review Procedures. With respect to any pending litigation that existed at the origination of the NREC Mortgage Loans, NREC requested updates from the related borrower, origination counsel and/or borrower’s litigation counsel. NREC conducted a search with respect to each borrower under each NREC Mortgage Loan to determine whether it filed for bankruptcy after origination of the related NREC Mortgage Loan. If NREC became aware of a significant natural disaster in the vicinity of any Mortgaged Property securing an NREC Mortgage Loan, NREC obtained information on the status of the Mortgaged Property from the related borrower to confirm no material damage to the Mortgaged Property.

The NREC Deal Team also consulted with the NREC originators to confirm that the NREC Mortgage Loans were originated in compliance with the origination and underwriting criteria, as well as to identify any material deviations from those origination and underwriting criteria, described under “—NREC’s Underwriting Standards—Exceptions” below.

Findings and Conclusions. Based on the foregoing review procedures, NREC determined that the disclosure regarding the NREC Mortgage Loans in this prospectus is accurate in all material respects. NREC also determined that each NREC Mortgage Loan was originated in accordance with NREC’s origination procedures and underwriting criteria, except as set forth under “—NREC’s Underwriting Standards—Exceptions” below. NREC attributes to itself all findings and conclusions resulting from the foregoing review procedures.

NREC’s Underwriting Standards

General. Mortgage Loans originated by NREC generally are originated in accordance with the underwriting guidelines described below. Each lending situation is unique, however, and the facts and circumstances that surround a mortgage loan, such as the type, quality and location of the real estate, the sponsorship of the borrower and the tenancy of the property, will impact the extent to which the guidelines below are applied to a specific loan. The underwriting criteria are general and, in many cases, exceptions to one or more of the guidelines may be approved. For example, if a mortgage loan exhibits any one of the following characteristics, variances from the general guidelines described below may be considered acceptable under the circumstances: (i) low loan-to-value ratio; (ii) high debt service coverage ratio; (iii) experienced sponsor(s)/guarantor(s) with financial wherewithal; (iv) additional springing reserves; (v) cash flow sweeps; and (vi) elements of recourse included in the mortgage loan. Accordingly, no representation is made that every mortgage loan will comply in all respects with the guidelines described below.

Loan Analysis. The NREC credit underwriting team for each mortgage loan is required to conduct a review of the related mortgaged property, generally including an analysis of the historical property operating statements, rent rolls, current and historical real estate taxes, and a review of tenant leases. The credit of the borrower and certain key principals of the borrower are examined for financial strength and character. This analysis generally includes a review of historical financial statements, which are generally unaudited, historical income tax returns of the borrower and its principals, third-party credit reports, and judgment, lien, bankruptcy and pending litigation searches. Depending on the type of real property involved and other relevant circumstances, the credit of key tenants also may be examined as part of the underwriting process. Generally, a member of the NREC underwriting team visits the property for a site inspection to ascertain the overall quality and competitiveness of the property, including its physical attributes, neighborhood and market, accessibility, visibility and other demand generators.

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Loan Approval. Prior to commitment, all mortgage loans to be originated by NREC must be approved by a loan committee comprised of senior real estate professionals from NREC and its affiliates. The loan committee may either approve a mortgage loan as recommended, request additional due diligence, modify the terms of a mortgage loan, or reject a mortgage loan.

Debt Service Coverage Ratio and Loan-to-Value Ratio. NREC’s underwriting guidelines generally require a debt service coverage ratio that is not less than 1.20x and a loan-to-value ratio that does not exceed 80%. However, exceptions to these guidelines may be approved based on the characteristics of the mortgage loan in question. For example, NREC may originate a mortgage loan with a lower debt service coverage ratio or a higher loan-to-value ratio based on the types of tenants and leases at the subject real property, the taking of additional collateral such as reserves, letters of credit and/or guarantees, NREC’s judgment of improved property performance in the future and/or other relevant factors. With respect to certain mortgage loans originated by NREC, there may exist subordinate debt secured by the related mortgaged property and/or mezzanine debt secured by direct or indirect ownership interests in the borrower. Such mortgage loans may have a lower debt service coverage ratio, and a higher loan-to-value ratio, if such subordinate or mezzanine debt is taken into account.

The debt service coverage ratio guidelines set forth above are calculated based on underwritten net cash flow at origination. Therefore, the debt service coverage ratio for each Mortgage Loan as reported in this prospectus, and on Annex A-1, Annex A-2 and Annex A-3 to this prospectus, may differ from the amount calculated at the time of origination. In addition, NREC’s underwriting guidelines generally permit a maximum amortization period of 30 years. However, certain mortgage loans originated by NREC may provide for interest-only payments prior to maturity, or for an interest-only period during a portion of the term of the mortgage loan. See “Description of the Mortgage Pool” in this prospectus.

Escrow Requirements. NREC often requires a borrower to fund various escrows for taxes and insurance, and may also require reserves for deferred maintenance, re-tenanting expenses and capital expenses, in some cases only during periods when certain debt service coverage ratio tests are not satisfied. In some cases, NREC may determine that establishing an escrow or reserve is not warranted given the amounts that would be involved and NREC’s evaluation of the ability of the property, the borrower or a holder of direct or indirect ownership interests in the borrower to bear the subject expense or cost absent creation of an escrow or reserve. In some cases, the borrower is permitted to post a letter of credit or guaranty, or provide periodic evidence that the items for which the escrow or reserve would have been established are being paid or addressed, in lieu of funding a given reserve or escrow. NREC conducts a case-by-case analysis to determine the need for a particular escrow or reserve. Consequently, the aforementioned escrows and reserves are not established for every multifamily and commercial mortgage loan originated by NREC.

Generally, NREC requires escrows as follows:

●	Taxes—An initial deposit and monthly escrow deposits equal to 1/12th of the annual property taxes that the applicable servicer on behalf of the issuing entity estimates will be payable over the next 12 months in order to accumulate sufficient funds to pay all such property taxes at least 10 days prior to their respective due dates (based on the most recent property assessment and the current millage rate) are typically required to satisfy all taxes and assessments, except that such escrows are not required in certain circumstances, including, but not limited to, (i) if there is an
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institutional sponsor or the sponsor is a high net worth individual, (ii) if and to the extent that a single or major tenant (which may be a ground tenant) at the related mortgaged property is required to pay taxes directly, or (iii) in the case of a hotel property, the franchisor or a third-party property manager is maintaining such an escrow.

●	Insurance—An initial deposit and monthly escrow deposits equal to 1/12th of the insurance premiums that the applicable servicer on behalf of issuing entity estimates will be payable for the renewal of the property insurance policies upon the expiration thereof in order to accumulate sufficient funds to pay all insurance premiums at least 30 days prior to the expiration of the policies are typically required except that such escrows are not required in certain circumstances, including, but not limited to, (i) if the related borrower maintains a blanket insurance policy, (ii) if and to the extent that a single or major tenant (which may be a ground tenant) at the related mortgaged property is obligated to maintain the insurance or is permitted to self-insure, (iii) if and to the extent that another third party unrelated to the applicable borrower (such as a condominium board, if applicable) is obligated to maintain the insurance, or (iv) in the case of a hotel property, the franchisor or a third-party property manager is maintaining such an escrow.
●	Replacement Reserves—Replacement reserves are generally calculated in accordance with the expected useful life of the components of the mortgaged property during the term of the mortgage loan and may be required to be funded either at loan origination and/or during the related mortgage loan term and/or after the occurrence and during the continuance of a specified trigger event. Annual replacement reserves are generally underwritten to the suggested replacement reserve amount from an independent, third-party property condition or engineering report, or to certain minimum requirements depending on the property type, except that such escrows are not required in certain circumstances, including, but not limited to,(i) if and to the extent that a single or major tenant (which may be a ground tenant) at the related mortgaged property is responsible for all repairs and maintenance, including those required with respect to the roof and structure of the improvements or (ii) in the case of a hotel property, the franchisor or a third-party property manager is maintaining such an escrow.
●	Tenant Improvement/Leasing Commissions—In the case of retail, office and industrial properties, a tenant improvement/leasing commission reserve may be required to be funded either at loan origination or during the term of the mortgage loan to cover anticipated leasing commissions or tenant improvement costs that might be associated with re-leasing certain space involving major tenants, except that such escrows are not required in certain circumstances, including, but not limited to, if (i) the tenant’s lease extends beyond the loan term, (ii) the rent for the space in question is considered below market, or (iii) if a sponsor, a key principal or an affiliate of the borrower delivers a guarantee agreeing to take responsibility and pay for the related costs and expenses.
●	Deferred Maintenance—A deferred maintenance reserve may be required to be funded at loan origination in an amount equal to 125% of the estimated cost of material immediate repairs or replacements identified in the property condition report, except that such escrows are not required in certain circumstances, including, but not limited to, (i) if the sponsor of the borrower delivers a guarantee to complete the immediate repairs in a specified amount of time, (ii) if the deferred maintenance amount does not materially impact the related mortgaged property’s function,
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performance or value, or (iii) if a single or major tenant (which may be a ground tenant) at the related mortgaged property is responsible for the repairs.

●	Environmental Remediation—An environmental remediation reserve may be required to be funded at loan origination in an amount equal to 100% to 125% of the estimated remediation cost identified in the environmental report, except that such escrows are not required in certain circumstances, including, but not limited to, (i) if the sponsor of the borrower delivers a guarantee wherein it agrees to take responsibility and pay for the identified environmental issues, (ii) if environmental insurance is obtained or already in place, or (iii) if a third party unrelated to the borrower is identified as the responsible party.

For a description of the escrows collected with respect to the NREC Mortgage Loans, please see Annex A-1 to this prospectus.

Third Party Reports. In addition to, or as part of applicable origination guidelines or reviews described above, in the course of originating the NREC Mortgage Loans, NREC generally considered the results of third party reports as described below. In many instances, however, one or more provisions of the guidelines were waived or modified in light of the circumstances of the relevant loan or property.

●	Appraisals—NREC’s underwriting guidelines generally require an independent appraisal of the subject property in connection with the origination of a mortgage loan, and that such appraisal be performed by a certified appraiser who is certified within the state in which the property is located. In addition, the guidelines require that those appraisals comply with the requirements of the Federal Institutions Reform, Recovery and Enforcement Act of 1989.
●	Environmental Assessments—NREC may require a Phase I environmental assessment with respect to the real property for a prospective multifamily or commercial mortgage loan. However, when circumstances warrant, NREC may utilize an update of a prior environmental assessment, a transaction screen or a desktop review. Alternatively, NREC might forego an environmental assessment in limited circumstances, such as when it has obtained the benefits of an environmental insurance policy or an environmental guarantee. Furthermore, an environmental assessment conducted at any particular real property will not necessarily cover all potential environmental issues. For example, an analysis for radon, lead-based paint and lead in drinking water may be conducted only at multifamily rental properties and only when NREC or the environmental consultant believes that special circumstances warrant such an analysis. Depending on the findings of the initial environmental assessment, NREC may require additional record searches or environmental testing, such as a Phase II environmental assessment with respect to the subject real property.
●	Engineering Assessment—In connection with the origination process, NREC may require that an engineering firm inspect the real property for any prospective multifamily or commercial mortgage loan to assess the structure, exterior walls, roofing, interior structure and/or mechanical and electrical systems. Based on the resulting report, NREC will determine the appropriate response, if any, to any recommended repairs, corrections or replacements and any identified deferred maintenance.
●	Seismic Report—Generally, a seismic report is required for all mortgaged properties located in seismic zones 3 or 4.
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Zoning and Building Code Compliance. In connection with the origination process, NREC generally examines whether the use and operation of the subject properties are in material compliance with zoning and land-use related ordinances, rules, regulations and orders applicable to the use of the mortgaged property. Evidence of this compliance may be in the form of one or more of the following: legal opinions, surveys, recorded documents, temporary or permanent certificates of occupancy, letters from government officials or agencies, title insurance endorsements, engineering or consulting reports, and/or representations by the related borrower.

Where a mortgaged property as currently operated is a permitted non-conforming use and/or the structure and the improvements may not be rebuilt to the same dimensions or used in the same manner in the event of a major casualty, NREC will consider whether—

●	any major casualty that would prevent rebuilding has a sufficiently remote likelihood of occurring;
●	casualty insurance proceeds together with the value of any additional collateral would be available in an amount estimated by NREC to be sufficient to pay off the related mortgage loan in full;
●	the real property collateral, if permitted to be repaired or restored in conformity with current law, would in NREC’s judgment constitute adequate security for the related mortgage loan;
●	whether a variance or other similar change in applicable zoning restrictions is potentially available, or whether the applicable governing entity is likely to enforce the related limitations; and/or
●	to require the related borrower to obtain law and ordinance insurance.

Exceptions. Except as set forth above under “Description of the Mortgage Pool—Execeptions to Underwriting Guidlines” in this prospectus, the NREC Mortgage Loans were originated or acquired in accordance with the underwriting guidelines set forth above.

Compliance with Rule 15Ga-1 under the Exchange Act

NREC most recently filed a Form ABS-15G with the SEC pursuant to Rule 15Ga-1 under the Exchange Act on [__], 20[__]. Natixis, New York Branch’s Central Index Key number is 0001542256. The following table provides information regarding the demand, repurchase and replacement activity with respect to the mortgage loans securitized by NREC (or a predecessor), which activity occurred during the period from [__] to [__].

[TABLE TO BE UPDATED AS NECESSARY]

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Name of Issuing Entity	Check if Registered	Name of Originator	Total Assets in ABS by Originator			Assets That Were Subject of Demand			Assets That Were Repurchased or Replaced			Assets Pending Repurchase or Replacement (within cure period)			Demand in Dispute			Demand Withdrawn			Demand Rejected(2)
			#	$	% of principal balance	#	$	% of principal balance	#	$	% of principal balance	#	$	% of principal balance	#	$	% of principal balance	#	$	% of principal balance	#	$	% of principal balance
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)	(m)	(n)	(o)	(p)	(q)	(r)	(s)	(t)	(u)	(v)	(w)	(x)

Asset Class Commercial Mortgages

[PLACEHOLDER FOR FOOTNOTES]

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Retained Interests in This Securitization

[Neither NREC nor any of its affiliates intends to retain on the Closing Date any certificates issued by the issuing entity or any other economic interest in this securitization[, except that [_____] intends to purchase up to [$_______] initial Certificate Balance of the Class [___] certificates for investment]. However, NREC or its affiliates may retain or own in the future certain classes of certificates. Any such party will have the right to dispose of such certificates at any time. [TO THE EXTENT APPLICABLE, DISCLOSURE WOULD BE ADDED AS TO ANY HEDGE (SECURITY SPECIFIC OR PORTFOLIO) MATERIALLY RELATED TO THE CREDIT RISK OF THE CERTIFICATES HELD THAT WAS ENTERED INTO BY NREC OR, IF KNOWN, BY AN AFFILIATE OF NREC TO OFFSET THE RISK POSITION HELD.]

[For information regarding the method by which NREC, as sponsor, intends to comply with the United States federal credit risk retention laws and regulations applicable to it, see “Credit Risk Retention”.]

The information set forth under “—Natixis Real Estate Capital LLC” has been provided by NREC.]

[Natixis, New York Branch

General

Natixis, acting through its branch office located at 1251 Avenue of the Americas, New York, New York 10020 (referred to herein as “Natixis, New York Branch”), is acting as a sponsor and a mortgage loan seller. Natixis, New York Branch is an affiliate of both Natixis Commercial Mortgage Securities LLC, the depositor, and Natixis Securities Americas LLC, one of the underwriters. Natixis, New York Branch is a branch of Natixis, a joint stock company with a board of directors duly organized and existing under the laws of France and a credit institution licensed as a bank in France. Natixis, New York Branch is licensed by the Superintendent of Financial Services of the State of New York to conduct a commercial banking business as a branch of a foreign bank. Natixis, New York Branch is regulated by the New York State Department of Financial Services and the Board of Governors of the Federal Reserve System and is subject to banking laws and regulations applicable to a foreign bank that operates a New York branch. The executive offices of Natixis, New York Branch are located at 1251 Avenue of the Americas, New York, New York 10020.

Natixis is the international corporate, investment and financial services arm of Groupe BPCE, a French mutual banking group, which is one of the largest banking groups in France.  Groupe BPCE includes BPCE, as its central institution, two French retail banking networks (the Banque Populaire and the Caisse d’Epargne networks), as well as a number of entities that are subsidiaries and affiliates of BPCE.  BPCE is the majority shareholder of Natixis, holding more than 99% of the share capital and voting rights. Natixis has two core business lines: Asset & Wealth Management (which includes asset management, wealth management and employee savings plans) and Corporate & Investment Banking (which includes strategic advisory services, structured financing, capital markets, portfolio management, global transaction banking and research).

[IF NATIXIS, NEW YORK BRANCH IS REQUIRED TO REPURCHASE OR REPLACE ANY ASSET FOR BREACH OF A REPRESENTATION AND WARRANTY, INCLUDE INFORMATION REGARDING NATIXIS, NEW YORK BRANCH’S FINANCIAL CONDITION TO THE EXTENT THAT THERE IS A MATERIAL RISK THAT THE EFFECT ON ITS ABILITY TO COMPLY WITH THE PROVISIONS IN THE TRANSACTION AGREEMENTS RELATING TO THE REPURCHASE OBLIGATIONS FOR THOSE ASSETS RESULTING FROM SUCH FINANCIAL CONDITION COULD

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HAVE A MATERIAL IMPACT ON POOL PERFORMANCE OR PERFORMANCE OF THE ASSET-BACKED SECURITIES.]

[PROVIDE A BRIEF DESCRIPTION OF ANY LEGAL PROCEEDINGS PENDING AGAINST NATIXIS, NEW YORK BRANCH, OR OF WHICH ANY PROPERTY OF THE FOREGOING IS THE SUBJECT, THAT IS MATERIAL TO CERTIFICATEHOLDERS; INCLUDE SIMILAR INFORMATION AS TO ANY SUCH PROCEEDINGS KNOWN TO BE CONTEMPLATED BY GOVERNMENTAL AUTHORITIES.]

Natixis, New York Branch’s Commercial Real Estate Securitization Program

Natixis, New York Branch, together with [its affiliate, Natixis Real Estate Capital LLC] [NREC] originates or acquires, including from its own affiliates, mortgage loans and, together with other sponsors or loan sellers, participates in the securitization of those loans. [Natixis, New York Branch, together with its commercial mortgage lending affiliates and predecessors, began originating commercial mortgage loans for securitization in 1999 and securitizing commercial mortgage loans in the same year. As of [__], the total amount of commercial mortgage loans originated by Natixis, New York Branch, together with [its affiliate, Natixis Real Estate Capital LLC][NREC] and its predecessors, is in excess of $[__] and the total amount of these loans securitized is in excess of $[__]. In addition, Natixis, New York Branch is the program administrator, since 2011, of an asset-backed commercial paper program.]

The commercial mortgage loans originated by Natixis, New York Branch include both fixed- and floating-rate loans. Natixis, New York Branch primarily originates loans secured by retail, office, multifamily, hospitality, industrial and self-storage properties, but also originates loans secured by manufactured housing communities, theaters, land subject to a ground lease and mixed use properties. Natixis, New York Branch originates loans throughout the United States.

[Natixis, New York Branch participates in the securitization of the loans described above by transferring them to a depositor, which in turn transfers them to the issuing entity for the securitization. In coordination with Natixis Securities Americas LLC, and with other underwriters, Natixis, New York Branch works with rating agencies, investors, loan sellers and servicers in structuring securitization transactions. Neither Natixis, New York Branch nor any of its affiliates currently act as servicer of the mortgage loans in its securitizations.]

Pursuant to an MLPA, Natixis, New York Branch will make certain representations and warranties, subject to certain exceptions set forth therein (and attached as Annex D-2 to this prospectus), to the depositor and will covenant to provide certain documents regarding the Mortgage Loans it is selling to the depositor (the “Natixis, New York Branch Mortgage Loans”) and, in connection with certain breaches of such representations and warranties or certain defects with respect to such documents, which breaches or defects are determined to have a material adverse effect on the value of the subject Natixis, New York Branch Mortgage Loan or such other standard as is described in the related MLPA, may have an obligation to repurchase such Mortgage Loan, cure the subject defect or breach, substitute for another mortgage loan, or make a Loss of Value Payment, as the case may be. The depositor will assign its rights under each MLPA to the issuing entity. In addition, Natixis, New York Branch has agreed to indemnify the depositor, the underwriters and certain of their respective affiliates with respect to certain liabilities arising in connection with the issuance and sale of the certificates.

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Review of Natixis, New York Branch Mortgage Loans

Overview. Natixis, New York Branch, in its capacity as the sponsor of the Natixis, New York Branch Mortgage Loans, has conducted a review of the Natixis, New York Branch Mortgage Loans in connection with the securitization described in this prospectus. The review of the Natixis, New York Branch Mortgage Loans was performed by a deal team comprised of real estate and securitization professionals who are employees of one or more of Natixis, New York Branch’s affiliates (the “Natixis, New York Branch Deal Team”). The review procedures described below were employed with respect to all of the Natixis, New York Branch Mortgage Loans, except that certain review procedures only were relevant to the large loan disclosures in this prospectus, as further described below. No sampling procedures were used in the review process.

Database. To prepare for securitization, members of the Natixis, New York Branch Deal Team created a database of loan-level and property-level information relating to each Natixis, New York Branch Mortgage Loan. The database was compiled from, among other sources, the related Mortgage Loan documents, third party reports, zoning reports, insurance policies, borrower supplied information (including, but not limited to, rent rolls, leases, operating statements and budgets) and information collected by the Natixis, New York Branch originators during the underwriting process. After origination of each Natixis, New York Branch Mortgage Loan, the Natixis, New York Branch Deal Team updated the information in the database with respect to the Natixis, New York Branch Mortgage Loan based on updates provided by the related servicer relating to loan payment status and escrows, updated operating statements, rent rolls and leasing activity, and information otherwise brought to the attention of the Natixis, New York Branch Deal Team.

A data tape (the “Natixis, New York Branch Data Tape”) containing detailed information regarding each Natixis, New York Branch Mortgage Loan was created from the information in the database referred to in the prior paragraph. The Natixis, New York Branch Data Tape was used by the Natixis, New York Branch Deal Team to provide certain numerical information regarding the Natixis, New York Branch Mortgage Loans in this prospectus.

Data Comparison and Recalculation. The depositor, on behalf of Natixis, New York Branch engaged a third party accounting firm to perform certain data comparison and recalculation procedures designed by Natixis, New York Branch, relating to information in this prospectus regarding the Natixis, New York Branch Mortgage Loans. These procedures included:

●	comparing certain information in the Natixis, New York Branch Data Tape against various source documents provided by Natixis, New York Branch that are described above under “—Database”;
●	comparing numerical information regarding the Natixis, New York Branch Mortgage Loans and the related Mortgaged Properties disclosed in this prospectus against the information contained in the Natixis, New York Branch Data Tape; and
●	recalculating certain percentages, ratios and other formulae relating to the Natixis, New York Branch Mortgage Loans disclosed in this prospectus.

Legal Review. Natixis, New York Branch engaged various law firms to conduct certain legal reviews of the Natixis, New York Branch Mortgage Loans for disclosure in this prospectus. In anticipation of the securitization of each Natixis, New York Branch Mortgage Loan, loan seller’s counsel prepared a loan and property summary that sets forth salient loan terms and summarizes material deviations from Natixis, New York Branch’s standard

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form loan documents. In addition, origination counsel for each Natixis, New York Branch Mortgage Loan reviewed Natixis, New York Branch’s representations and warranties set forth on Annex D-1 to this prospectus and, if applicable, identified exceptions to those representations and warranties.

Securitization counsel was also engaged to assist in the review of the Natixis, New York Branch Mortgage Loans. Such assistance included, among other things, (i) a review of sections of the loan agreement relating to certain Natixis, New York Branch Mortgage Loans marked against the standard form document, (ii) a review of the loan and property summaries referred to above relating to the Natixis, New York Branch Mortgage Loans prepared by origination counsel, and (iii) a review of a due diligence questionnaire completed by the Natixis, New York Branch Deal Team. Securitization counsel also reviewed the property release provisions, if any, for each Natixis, New York Branch Mortgage Loan with multiple Mortgaged Properties for compliance with the REMIC provisions. In addition, for each Natixis, New York Branch Mortgage Loan originated by Natixis, New York Branch or its affiliates, Natixis, New York Branch prepared and delivered to its securitization counsel for review an asset summary, which summary includes important loan terms and certain property level information obtained during the origination process.

[Loan seller’s counsel or securitization counsel also assisted in the preparation of the Mortgage Loan summaries set forth under “Annex A-3—Summaries of the Fifteen Largest Mortgage Loans—[__]” in this prospectus, based on their respective reviews of pertinent sections of the related Mortgage Loan documents.]

Other Review Procedures. With respect to any pending litigation that existed at the origination of any Natixis, New York Branch Mortgage Loan, Natixis, New York Branch requested updates from the related borrower, origination counsel and/or borrower’s litigation counsel. Natixis, New York Branch conducted a search with respect to each borrower under a Natixis, New York Branch Mortgage Loan to determine whether it filed for bankruptcy after origination of the Natixis, New York Branch Mortgage Loan. If Natixis, New York Branch became aware of a significant natural disaster in the vicinity of any Mortgaged Property securing a Natixis, New York Branch Mortgage Loan, Natixis, New York Branch obtained information on the status of the Mortgaged Property from the related borrower to confirm no material damage to the Mortgaged Property.

The Natixis, New York Branch Deal Team also consulted with the Natixis, New York Branch originators to confirm that the Natixis, New York Branch Mortgage Loans were originated in compliance with the origination and underwriting criteria, as well as to identify any material deviations from those origination and underwriting criteria, described under “—Natixis, New York Branch’s Underwriting Standards—Exceptions” below.

Findings and Conclusions. Based on the foregoing review procedures, Natixis, New York Branch determined that the disclosure regarding the Natixis, New York Branch Mortgage Loans in this prospectus is accurate in all material respects. Natixis, New York Branch also determined that the Natixis, New York Branch Mortgage Loans were originated in accordance with Natixis, New York Branch’s origination procedures and underwriting criteria. Natixis, New York Branch attributes to itself all findings and conclusions resulting from the foregoing review procedures.

Review Procedures in the Event of a Mortgage Loan Substitution. Natixis, New York Branch will perform a review of any mortgage loan that it elects to substitute for a Natixis, New York Branch Mortgage Loan in the Mortgage Pool in connection with a material breach of a representation or warranty or a material document defect. Natixis, New York Branch,

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and if appropriate its legal counsel, will review the mortgage loan documents and servicing history of the substitute mortgage loan to confirm it meets each of the criteria required under the terms of the related MLPA and the PSA (the “NNYB Qualification Criteria”). Natixis, New York Branch may engage a third-party accounting firm to compare the NNYB Qualification Criteria against the underlying source documentation to verify the accuracy of the review by Natixis, New York Branch and to confirm any numerical and/or statistical information to be disclosed in any required filings under the Exchange Act. Legal counsel will also be engaged by Natixis, New York Branch to render any tax opinion required in connection with the substitution.

Natixis, New York Branch’s Underwriting Standards

General. Mortgage Loans originated or acquired by Natixis, New York Branch generally are originated or acquired in accordance with the underwriting guidelines described below. Each lending situation is unique, however, and the facts and circumstances that surround a mortgage loan, such as the type, quality and location of the real estate, the sponsorship of the borrower and the tenancy of the property, will impact the extent to which the guidelines below are applied to a specific loan. The underwriting criteria are general and, in many cases, exceptions to one or more of the guidelines may be approved. For example, if a mortgage loan exhibits any one of the following characteristics, variances from the general guidelines described below may be considered acceptable under the circumstances: (i) low loan-to-value ratio; (ii) high debt service coverage ratio; (iii) experienced sponsor(s)/guarantor(s) with financial wherewithal; (iv) additional springing reserves; (v) cash flow sweeps; and (vi) elements of recourse included in the mortgage loan. Accordingly, no representation is made that every mortgage loan will comply in all respects with the guidelines described below.

Loan Analysis. The Natixis, New York Branch credit underwriting team for each mortgage loan is required to conduct a review of the related mortgaged property, generally including an analysis of the historical property operating statements, rent rolls, current and historical real estate taxes, and a review of tenant leases. The credit of the borrower and certain key principals of the borrower are examined for financial strength and character. This analysis generally includes a review of historical financial statements, which are generally unaudited, historical income tax returns of the borrower and its principals, third party credit reports, and judgment, lien, bankruptcy and pending litigation searches. Depending on the type of real property involved and other relevant circumstances, the credit of key tenants also may be examined as part of the underwriting process. Generally, a member of the Natixis, New York Branch underwriting team visits the property for a site inspection to ascertain the overall quality and competitiveness of the property, including its physical attributes, neighborhood and market, accessibility, visibility and other demand generators.

Loan Approval. Prior to commitment, all mortgage loans to be originated or acquired by Natixis, New York Branch must be approved by a loan committee comprised of senior real estate professionals from Natixis, New York Branch and its affiliates. The loan committee may either approve a mortgage loan as recommended, request additional due diligence, modify the terms of a mortgage loan, or reject a mortgage loan.

Debt Service Coverage Ratio and Loan-to-Value Ratio. Natixis, New York Branch’s underwriting guidelines generally require a debt service coverage ratio that is not less than 1.20x and a loan-to-value ratio that does not exceed 80%. However, exceptions to these guidelines may be approved based on the characteristics of the mortgage loan in question. For example, Natixis, New York Branch may originate or acquire a mortgage loan with a lower debt service coverage ratio or a higher loan-to-value ratio based on the types of

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tenants and leases at the subject real property, the taking of additional collateral such as reserves, letters of credit and/or guarantees, Natixis, New York Branch’s judgment of improved property performance in the future and/or other relevant factors. With respect to certain mortgage loans originated or acquired by Natixis, New York Branch, there may exist subordinate debt secured by the related mortgaged property and/or mezzanine debt secured by direct or indirect ownership interests in the borrower. Such mortgage loans may have a lower debt service coverage ratio, and a higher loan-to-value ratio, if such subordinate or mezzanine debt is taken into account.

The debt service coverage ratio guidelines set forth above are calculated based on underwritten net cash flow at origination. Therefore, the debt service coverage ratio for each Mortgage Loan as reported in this prospectus, and on Annex A-1, Annex A-2 and Annex A-3 to this prospectus, may differ from the amount calculated at the time of origination. In addition, Natixis, New York Branch’s underwriting guidelines generally permit a maximum amortization period of 30 years. However, certain mortgage loans originated or acquired by Natixis, New York Branch may provide for interest-only payments prior to maturity, or for an interest-only period during a portion of the term of the mortgage loan. See “Description of the Mortgage Pool” in this prospectus.

Escrow Requirements. Natixis, New York Branch often requires a borrower to fund various escrows for taxes and insurance, and may also require reserves for deferred maintenance, re-tenanting expenses and capital expenses, in some cases only during periods when certain debt service coverage ratio tests are not satisfied. In some cases, Natixis, New York Branch may determine that establishing an escrow or reserve is not warranted given the amounts that would be involved and Natixis, New York Branch’s evaluation of the ability of the property, the borrower or a holder of direct or indirect ownership interests in the borrower to bear the subject expense or cost absent creation of an escrow or reserve. In some cases, the borrower is permitted to post a letter of credit or guaranty, or provide periodic evidence that the items for which the escrow or reserve would have been established are being paid or addressed, in lieu of funding a given reserve or escrow. Natixis, New York Branch conducts a case-by-case analysis to determine the need for a particular escrow or reserve. Consequently, the aforementioned escrows and reserves are not established for every multifamily and commercial mortgage loan originated or acquired by Natixis, New York Branch.

Generally, Natixis, New York Branch requires escrows as follows:

●	Taxes—An initial deposit and monthly escrow deposits equal to 1/12th of the annual property taxes (based on the most recent property assessment and the current millage rate) are typically required to satisfy all taxes and assessments, except that such escrows are not required in certain circumstances, including, but not limited to, (i) if there is an institutional sponsor or the sponsor is a high net worth individual, (ii) if and to the extent that a single or major tenant (which may be a ground tenant) at the related mortgaged property is required to pay taxes directly, or (iii) in the case of a hospitality property, the franchisor or a third-party property manager is maintaining such an escrow.
●	Insurance—An initial deposit and monthly escrow deposits equal to 1/12th of the annual property insurance premium are typically required to pay all insurance premiums, except that such escrows are not required in certain circumstances, including, but not limited to, (i) if the related borrower maintains a blanket insurance policy, (ii) if and to the extent that a single or major tenant (which may be a ground tenant) at the related mortgaged property is obligated to maintain the insurance or is permitted to self-insure, (iii) if and to the extent that another third party unrelated
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to the applicable borrower (such as a condominium board, if applicable) is obligated to maintain the insurance, or (iv) in the case of a hospitality property, the franchisor or a third party property manager is maintaining such an escrow.

●	Replacement Reserves—Replacement reserves are generally calculated in accordance with the expected useful life of the components of the mortgaged property during the term of the mortgage loan and may be required to be funded either at loan origination and/or during the related mortgage loan term and/or after the occurrence and during the continuance of a specified trigger event. Annual replacement reserves are generally underwritten to the suggested replacement reserve amount from an independent, third party property condition or engineering report, or to certain minimum requirements depending on the property type, except that such escrows are not required in certain circumstances, including, but not limited to,(i) if and to the extent that a single or major tenant (which may be a ground tenant) at the related mortgaged property is responsible for all repairs and maintenance, including those required with respect to the roof and structure of the improvements or (ii) in the case of a hospitality property, the franchisor or a third party property manager is maintaining such an escrow.
●	Tenant Improvement/Leasing Commissions—In the case of retail, office and industrial properties, a tenant improvement/leasing commission reserve may be required to be funded either at loan origination or during the term of the mortgage loan to cover anticipated leasing commissions or tenant improvement costs that might be associated with re-leasing certain space involving major tenants, except that such escrows are not required in certain circumstances, including, but not limited to, if (i) the tenant’s lease extends beyond the loan term, (ii) the rent for the space in question is considered below market, or (iii) if a sponsor, a key principal or an affiliate of the borrower delivers a guarantee agreeing to take responsibility and pay for the related costs and expenses.
●	Deferred Maintenance—A deferred maintenance reserve may be required to be funded at loan origination in an amount equal to 125% of the estimated cost of material immediate repairs or replacements identified in the property condition report, except that such escrows are not required in certain circumstances, including, but not limited to, (i) if the sponsor of the borrower delivers a guarantee to complete the immediate repairs in a specified amount of time, (ii) if the deferred maintenance amount does not materially impact the related mortgaged property’s function, performance or value, or (iii) if a single or major tenant (which may be a ground tenant) at the related mortgaged property is responsible for the repairs.
●	Environmental Remediation—An environmental remediation reserve may be required to be funded at loan origination in an amount equal to 100% to 125% of the estimated remediation cost identified in the environmental report, except that such escrows are not required in certain circumstances, including, but not limited to, (i) if the sponsor of the borrower delivers a guarantee wherein it agrees to take responsibility and pay for the identified environmental issues, (ii) if environmental insurance is obtained or already in place, or (iii) if a third party unrelated to the borrower is identified as the responsible party.

For a description of the escrows collected with respect to the Natixis, New York Branch Mortgage Loans, please see Annex A-1 to this prospectus.

Third Party Reports. In addition to or as part of applicable origination or acquisition guidelines or reviews described above, in the course of originating or acquiring the Natixis,

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New York Branch Mortgage Loans, Natixis, New York Branch generally considered the results of third party reports as described below. In many instances, however, one or more provisions of the guidelines were waived or modified in light of the circumstances of the relevant loan or property.

●	Appraisals— Natixis, New York Branch’s underwriting guidelines generally require an independent appraisal of the subject property in connection with the origination of a mortgage loan, and that such appraisal be performed by a certified appraiser who is certified within the state in which the property is located. In addition, the guidelines require that those appraisals comply with the requirements of the Federal Institutions Reform, Recovery and Enforcement Act of 1989.
●	Environmental Assessments— Natixis, New York Branch may require a Phase I environmental assessment with respect to the real property for a prospective multifamily or commercial mortgage loan. However, when circumstances warrant, Natixis, New York Branch may utilize an update of a prior environmental assessment, a transaction screen or a desktop review. Alternatively, Natixis, New York Branch might forego an environmental assessment in limited circumstances, such as when it has obtained the benefits of an environmental insurance policy or an environmental guarantee. Furthermore, an environmental assessment conducted at any particular real property will not necessarily cover all potential environmental issues. For example, an analysis for radon, lead-based paint and lead in drinking water may be conducted only at multifamily rental properties and only when Natixis, New York Branch or the environmental consultant believes that special circumstances warrant such an analysis. Depending on the findings of the initial environmental assessment, Natixis, New York Branch may require additional record searches or environmental testing, such as a Phase II environmental assessment with respect to the subject real property.
●	Engineering Assessment—Natixis, New York Branch may require that an engineering firm inspect the real property for any prospective multifamily or commercial mortgage loan to assess the structure, exterior walls, roofing, interior structure and/or mechanical and electrical systems. Based on the resulting report, Natixis, New York Branch will determine the appropriate response, if any, to any recommended repairs, corrections or replacements and any identified deferred maintenance.
●	Seismic Report—Generally, a seismic report is required for all mortgaged properties located in seismic zones 3 or 4.

Zoning and Building Code Compliance. Natixis, New York Branch generally examines whether the use and operation of the subject properties are in material compliance with zoning and land-use related ordinances, rules, regulations and orders applicable to the use of the mortgaged property. Evidence of this compliance may be in the form of one or more of the following: legal opinions, surveys, recorded documents, temporary or permanent certificates of occupancy, letters from government officials or agencies, title insurance endorsements, engineering or consulting reports, and/or representations by the related borrower.

Where a mortgaged property as currently operated is a permitted non-conforming use and/or the structure and the improvements may not be rebuilt to the same dimensions or used in the same manner in the event of a major casualty, Natixis, New York Branch will consider whether:

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●	any major casualty that would prevent rebuilding has a sufficiently remote likelihood of occurring;
●	casualty insurance proceeds together with the value of any additional collateral would be available in an amount estimated by Natixis, New York Branch to be sufficient to pay off the related mortgage loan in full;
●	the real property collateral, if permitted to be repaired or restored in conformity with current law, would in Natixis, New York Branch’s judgment constitute adequate security for the related mortgage loan;
●	whether a variance or other similar change in applicable zoning restrictions is potentially available, or whether the applicable governing entity is likely to enforce the related limitations; and/or
●	to require the related borrower to obtain law and ordinance insurance.

Exceptions. Except as set forth above under “Description of the Mortgage Pool—Exceptions to Underwriting Guidelines” in this prospectus, the Natixis, New York Branch Mortgage Loans were originated or acquired in accordance with the underwriting guidelines set forth above.

Compliance with Rule 15Ga-1 under the Exchange Act

Natixis, New York Branch most recently filed a Form ABS-15G with the SEC pursuant to Rule 15Ga-1 under the Exchange Act on [__], 20[__]. Natixis, New York Branch’s Central Index Key number is 0001698159. The following table provides information regarding the demand, repurchase and replacement activity with respect to the mortgage loans securitized by Natixis, New York Branch (or a predecessor), which activity occurred during the period from [__] to [__].

[TABLE TO BE UPDATED AS NECESSARY]

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Name of Issuing Entity	Check if Registered	Name of Originator	Total Assets in ABS by Originator			Assets That Were Subject of Demand			Assets That Were Repurchased or Replaced			Assets Pending Repurchase or Replacement (within cure period)			Demand in Dispute			Demand Withdrawn			Demand Rejected(2)
			#	$	% of principal balance	#	$	% of principal balance	#	$	% of principal balance	#	$	% of principal balance	#	$	% of principal balance	#	$	% of principal balance	#	$	% of principal balance
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)	(m)	(n)	(o)	(p)	(q)	(r)	(s)	(t)	(u)	(v)	(w)	(x)

Asset Class Commercial Mortgages

[PLACEHOLDER FOR FOOTNOTES]

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Retained Interests in This Securitization

[Neither Natixis, New York Branch nor any of its affiliates intends to retain on the Closing Date any certificates issued by the issuing entity or any other economic interest in this securitization[, except that [_____] intends to purchase up to [$_______] initial Certificate Balance of the Class [___] certificates for investment]. However, Natixis, New York Branch or its affiliates may retain or own in the future certain classes of certificates. Any such party will have the right to dispose of such certificates at any time. [TO THE EXTENT APPLICABLE, DISCLOSURE WOULD BE ADDED AS TO ANY HEDGE (SECURITY SPECIFIC OR PORTFOLIO) MATERIALLY RELATED TO THE CREDIT RISK OF THE CERTIFICATES HELD THAT WAS ENTERED INTO BY Natixis, New York Branch OR, IF KNOWN, BY AN AFFILIATE OF NATIXIS, NEW YORK BRANCH TO OFFSET THE RISK POSITION HELD.]

[For information regarding the method by which Natixis, New York Branch, as sponsor, intends to comply with the United States federal credit risk retention laws and regulations applicable to it, see “Credit Risk Retention”.]

The information set forth under “—Natixis, New York Branch” has been provided by Natixis, New York Branch.][NATIXIS TO REVIEW AND UPDATE.]

[NAMES OF OTHER SPONSORS]

[INCLUDE SIMILAR SPONSOR INFORMATION TO THAT SET FORTH ABOVE FOR [NREC/NATIXIS, NEW YORK BRANCH, INCLUDING THE REVIEW OF POOL ASSETS AND THE FINDINGS AND CONCLUSIONS OF SUCH REVIEW REQUIRED PURSUANT TO RULE 193 AND ITEM 1111(A)(7) (INCLUDING FOR POOL ASSETS FOR WHICH SUCH PARTY IS THE SPONSOR BUT A THIRD PARTY IS THE ORIGINATOR).]

[If any OTHER sponsor is required to repurchase or replace any asset for breach of a representation and warranty, INCLUDE information regarding that sponsor’s financial condition to the extent that there is a material risk that the effect on its ability to comply with the provisions in the transaction agreements relating to the repurchase obligations for those assets resulting from such financial condition could have a material impact on pool performance or performance of the asset-backed securities.]

[PROVIDE A BRIEF DESCRIPTION OF ANY LEGAL PROCEEDINGS PENDING AGAINST ANY SPONSOR, OR OF WHICH ANY PROPERTY OF THE FOREGOING IS THE SUBJECT, THAT IS MATERIAL TO CERTIFICATEHOLDERS; INCLUDE SIMILAR INFORMATION AS TO ANY SUCH PROCEEDINGS KNOWN TO BE CONTEMPLATED BY GOVERNMENTAL AUTHORITIES.]

[The Originators][IF THERE ARE ORIGINATORS THAT ARE NOT SPONSORS OR MORTGAGE LOAN SELLERS]

[IDENTIFY ANY ORIGINATOR OR GROUP OF AFFILIATED ORIGINATORS THAT ORIGINATED 10% OR MORE OF THE POOL ASSETS AND ANY ORIGINATOR(S) ORIGINATING LESS THAN 10% OF THE POOL ASSETS IF THE CUMULATIVE AMOUNT ORIGINATED BY PARTIES OTHER THAN THE SPONSORS OR THEIR AFFILIATES IS MORE THAN 10% OF THE POOL ASSETS.]

[INCLUDE ALL INFORMATION REQUIRED TO BE DISCLOSED UNDER ITEM 1110(b) OF REGULATION AB FOR ANY ORIGINATOR OR GROUP OF AFFILIATED ORIGINATORS THAT ORIGINATE 20% OR MORE OF THE POOL ASSETS.]

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[INCLUDE UNDERWRITING CRITERIA FOR ANY ORIGINATOR OR GROUP OF AFFILIATED ORIGINATORS THAT ORIGINATE 20% OR MORE OF THE POOL ASSETS.]

[IF ANY ORIGINATOR IS REQUIRED TO REPURCHASE OR REPLACE A POOL ASSET FOR BREACH OF A REPRESENTATION AND WARRANTY, INCLUDE INFORMATION REGARDING SUCH ORIGINATOR’S FINANCIAL CONDITION TO THE EXTENT THAT THERE IS A MATERIAL RISK THAT THE EFFECT ON ITS ABILITY TO COMPLY WITH THE PROVISIONS IN THE TRANSACTION AGREEMENTS RELATING TO THE REPURCHASE OBLIGATIONS FOR THOSE ASSETS RESULTING FROM SUCH FINANCIAL CONDITION COULD HAVE A MATERIAL IMPACT ON POOL PERFORMANCE OR PERFORMANCE OF THE ASSET-BACKED SECURITIES.]

[PROVIDE A BRIEF DESCRIPTION OF ANY LEGAL PROCEEDINGS PENDING AGAINST ANY ORIGINATOR CONTEMPLATED IN ITEM 1110(B) OF REGULATION AB, OR OF WHICH ANY PROPERTY OF THE FOREGOING IS THE SUBJECT, THAT IS MATERIAL TO CERTIFICATEHOLDERS; INCLUDE SIMILAR INFORMATION AS TO ANY SUCH PROCEEDINGS KNOWN TO BE CONTEMPLATED BY GOVERNMENTAL AUTHORITIES.]

[The Depositor

General. Natixis Commercial Mortgage Securities LLC, a Delaware limited liability company, is the depositor. The depositor was formed in 2016 for the purpose of engaging in the activities, among other things, of acquiring and depositing mortgage loans in trusts or other entities and causing such trusts or other entities to issue certificates representing beneficial ownership interests in the assets of such trusts or other entities or notes collateralized by the assets of such trusts or other entities. The depositor is [a direct, wholly-owned subsidiary of NREC, a sponsor, an originator and a mortgage loan seller] [an indirect wholly-owned affiliate of Natixis, New York Branch, a sponsor, an originator and a mortgage loan seller] and an affiliate of Natixis Securities Americas LLC, one of the Underwriter Entities. See “—Certain Affiliations, Relationships and Related Transactions Involving Transaction Parties” below.

The depositor will have minimal ongoing duties with respect to the certificates and the Mortgage Loans. The depositor’s duties will include, without limitation, (i) appointing a successor trustee in the event of the resignation or removal of the trustee, (ii) providing information in its possession with respect to the certificates to the tax administrator to the extent necessary to perform REMIC tax administration, (iii) indemnifying the trustee, the tax administrator and the issuing entity for any liability, assessment or costs arising from the depositor’s bad faith, negligence or malfeasance in providing such information, (iv) indemnifying the trustee and the tax administrator against certain securities law liabilities, and (v) signing or contracting with the master servicer, signing any Annual Report on Form 10-K, including the certification required under the Sarbanes-Oxley Act, and any Distribution Reports on Form 10-D and Current Reports on Form 8-K required to be filed by the issuing entity. The depositor is also required under the underwriting agreement to indemnify the underwriters for certain securities law liabilities.

Compliance with Rule 15Ga-1 under the Exchange Act. The depositor’s most recently filed Form ABS-15G was filed with the SEC on [_________]. The Central Index Key (or CIK) number of the depositor is set forth on the cover of this prospectus. With respect to the period from and including [____] to and including [_______], the depositor has the following activity to report as required by Rule 15Ga-1 under the Exchange Act with respect to repurchase or replacement requests in connection with breaches of representations and warranties made in commercial mortgage securitizations for which it acted as depositor.

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[Provide a brief description of any legal proceedings pending against the Depositor, or of which any property of the foregoing is the subject, that is material to Certificateholders; include similar information as to any such proceedings known to be contemplated by governmental authorities.]

[TABLE TO BE UPDATED AS NECESSARY]

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Name of Issuing Entity	Check if Registered	Name of Originator	Total Assets in ABS by Originator			Assets That Were Subject of Demand			Assets That Were Repurchased or Replaced			Assets Pending Repurchase or Replacement (within cure period)			Demand in Dispute			Demand Withdrawn			Demand Rejected(2)
			#	$	% of principal balance	#	$	% of principal balance	#	$	% of principal balance	#	$	% of principal balance	#	$	% of principal balance	#	$	% of principal balance	#	$	% of principal balance
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)	(m)	(n)	(o)	(p)	(q)	(r)	(s)	(t)	(u)	(v)	(w)	(x)

Asset Class Commercial Mortgages

[PLACEHOLDER FOR FOOTNOTES]

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The Issuing Entity

The issuing entity, [NAME OF ISSUING ENTITY], will be a New York common law trust, formed on the Closing Date pursuant to the PSA.

The only activities that the issuing entity may perform are those set forth in the PSA, which are generally limited to owning and administering the Mortgage Loans and any REO Property, disposing of defaulted loans and REO Property, issuing the certificates, making distributions, providing reports to Certificateholders and other activities described in this prospectus. Accordingly, the issuing entity may not issue securities other than the certificates, or invest in securities, other than investing of funds in the Collection Account and other accounts maintained under the PSA in certain short-term permitted investments. The issuing entity may not lend or borrow money, except that the master servicer, the special servicer and the trustee may make Advances of delinquent monthly debt service payments and Servicing Advances to the issuing entity, but only to the extent it does not deem such Advances to be non-recoverable from the related mortgage loan; such Advances are intended to provide liquidity, rather than credit support. The PSA may be amended as set forth under “Pooling and Servicing Agreement—Amendment”. The issuing entity administers the Mortgage Loans through the trustee, the certificate administrator, the master servicer and the special servicer. A discussion of the duties of the trustee, the certificate administrator, the master servicer and the special servicer, including any discretionary activities performed by each of them, is set forth in this prospectus under “—The Trustee”, “—The Certificate Administrator”, “—The Master Servicer” and “—The Special Servicer” and “Pooling and Servicing Agreement”.

The only assets of the issuing entity other than the Mortgage Loans and any REO Properties are the Collection Account and other accounts maintained pursuant to the PSA, the short-term investments in which funds in the Collection Account and other accounts are invested. The issuing entity has no present liabilities, but has potential liability relating to ownership of the Mortgage Loans and any REO Properties and certain other activities described in this prospectus, and indemnity obligations to the trustee, the certificate administrator, the depositor, the master servicer, the special servicer and the operating advisor. The fiscal year of the issuing entity is the calendar year. The issuing entity has no executive officers or board of directors and acts through the trustee, the certificate administrator, the master servicer and the special servicer.

The depositor will be contributing the Mortgage Loans to the issuing entity. The depositor will be purchasing the Mortgage Loans from the mortgage loan sellers, as described under “Description of the Mortgage Loan Purchase Agreements”.

[Provide a brief description of any legal proceedings pending against the Issuing Entity, or of which any property of the foregoing is the subject, that is material to Certificateholders; include similar information as to any such proceedings known to be contemplated by governmental authorities.]

The Trustee

[_______] will act as trustee on behalf of the Certificateholders pursuant to the PSA.

[DISCLOSURE TO BE ADDED REGARDING THE TRUSTEE AND A DESCRIPTION OF TRUSTEE’S EXPERIENCE SERVING AS A TRUSTEE FOR TRANSACTIONS WITH SIMILAR ASSETS AS REQUIRED UNDER ITEM 1109]

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The parties to this transaction may maintain banking and other commercial relationships with [______] and its affiliates.

[________] is subject to various legal proceedings that arise from time to time in the ordinary course of business. [_________] does not believe that the ultimate resolution of any of these proceedings will have a material adverse effect on its services as trustee.

The responsibilities of the trustee are set forth in the PSA. A discussion of the role of the trustee and its continuing duties, including: 1) any actions required by the trustee, including whether notices are required to investors, rating agencies or other third parties, upon an event of default, potential event of default (and how defined) or other breach of a transaction covenant and any required percentage of a class or classes of asset-backed securities that is needed to require the trustee to take action, 2) limitations on the trustee’s liability under the transaction agreements regarding the asset-backed securities transaction, 3) any indemnification provisions that entitle the trustee to be indemnified from the cash flow that otherwise would be used to pay the asset-backed securities, and 4) any contractual provisions or understandings regarding the trustee’s removal, replacement or resignation, as well as how the expenses associated with changing from one trustee to another trustee will be paid, is set forth in this prospectus under “Pooling and Servicing Agreement”. In its capacity as trustee on commercial mortgage loan securitizations, [_______] and its affiliates are generally required to make an advance if the related servicer or special servicer fails to make a required advance. See “Pooling and Servicing Agreement—Advances”.

[There are no legal proceedings pending against [____], or to which any property of [____] is subject, that are material to the Certificateholders and [____] has no actual knowledge of any such proceedings of this type contemplated by governmental authorities.]

For a description of any material affiliations, relationships and related transactions between the trustee and the other transaction parties, see “Certain Affiliations, Relationships and Related Transactions Involving Transaction Parties”.

The trustee will only be liable under the PSA to the extent of the obligations specifically imposed by the PSA. For further information regarding the duties, responsibilities, rights and obligations of the trustee under the PSA, including those related to indemnification, see “Pooling and Servicing Agreement—Limitation on Liability; Indemnification”. Certain terms of the PSA regarding the trustee’s removal, replacement or resignation are described under “Pooling and Servicing Agreement—Resignation and Removal of the Trustee and the Certificate Administrator”.

The information set forth under this sub-heading has been provided by [_______].

[Provide a brief description of any legal proceedings pending against the Trustee, or of which any property of the foregoing is the subject, that is material to Certificateholders; include similar information as to any such proceedings known to be contemplated by governmental authorities.]

The Certificate Administrator

[_________] will act as the certificate administrator and custodian under the PSA. [The certificate administrator will also be the REMIC administrator and the 17g-5 Information Provider under the PSA.]

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[DISCLOSURE TO BE ADDED REGARDING THE CERTIFICATE ADMINISTRATOR AND DESCRIPTION OF CERTIFICATE ADMINISTRATOR’S EXPERIENCE SERVING AS A CERTIFICATE ADMINISTRATOR FOR TRANSACTIONS WITH SIMILAR ASSETS AS REQUIRED UNDER ITEM 1109 OF REGULATION AB]

[DISCLOSURE WILL BE ADDED REGARDING THE CERTIFICATE ADMINISTRATOR’S FINANCIAL CONDITION TO THE EXTENT THERE IS A MATERIAL RISK THAT THE EFFECT ON ONE OR MORE ASPECTS OF SERVICING RESULTING FROM SUCH FINANCIAL CONDITION COULD HAVE A MATERIAL IMPACT ON POOL PERFORMANCE OR PERFORMANCE OF THE CERTIFICATES.]

Under the terms of the PSA, the certificate administrator is responsible for securities administration, which includes pool performance calculations, distribution calculations and related distributions to the Certificateholders and the preparation of monthly distribution reports. As certificate administrator [_________] is responsible for the preparation and filing of all REMIC and grantor trust tax returns on behalf of the trust and, to the extent required under the PSA, the preparation of monthly reports on Form 10-D, certain current reports on Form 8-K and annual reports on Form 10-K that are required to be filed with the Securities and Exchange Commission on behalf of the issuing entity. [_________] is acting as custodian of the mortgage loan files pursuant and subject to the PSA. In that capacity, [_______] is responsible to hold and safeguard the mortgage notes and other contents of the mortgage files on behalf of the trustee and the Certificateholders. [________] maintains each mortgage loan file in a separate file folder marked with a unique bar code to assure loan-level file integrity and to assist in inventory management. Files are segregated by transaction or investor.]

[________] serves or may have served within the past [___] years as loan file custodian for various mortgage loans owned by one or more of the sponsors or an affiliate of one or more of the sponsors, and one or more of those mortgage loans may be included in the issuing entity. The terms of any custodial agreement under which those services are provided by [__________] are customary for the mortgage-backed securitization industry and provide for the delivery, receipt, review and safekeeping of mortgage loan files.]

[There are no legal proceedings pending against [____], or to which any property of [____] is subject, that are material to the Certificateholders, and [____] has no actual knowledge of any such proceedings of this type contemplated by governmental authorities.]

For a description of any material affiliations, relationships and related transactions between the certificate administrator and the other transaction parties, see “Certain Affiliations, Relationships and Related Transactions Involving Transaction Parties”.

The certificate administrator will only be liable under the PSA to the extent of the obligations specifically imposed by the PSA. For further information regarding the duties, responsibilities, rights and obligations of the certificate administrator under the PSA, including those related to indemnification, see “Pooling and Servicing Agreement—Limitation on Liability; Indemnification”. Certain terms of the PSA regarding the certificate administrator’s removal, replacement or resignation are described under “Pooling and Servicing Agreement—Resignation and Removal of the Trustee and the Certificate Administrator”.

The foregoing information set forth under this heading “—The Certificate Administrator” has been provided by [___________].

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The Master Servicer

[__________] will act as the master servicer for all of the Mortgage Loans to be deposited into the issuing entity and the Serviced Companion Loans.

[DISCLOSURE TO BE ADDED REGARDING THE MASTER SERVICER AND DESCRIPTION OF THE MASTER SERVICER’S EXPERIENCE SERVING AS A MASTER SERVICER FOR TRANSACTIONS WITH SIMILAR ASSETS AS REQUIRED UNDER ITEM 1108 OF REGULATION AB]

[DISCLOSURE WILL BE ADDED REGARDING THE MASTER SERVICER’S FINANCIAL CONDITION TO THE EXTENT THERE IS A MATERIAL RISK THAT THE EFFECT ON ONE OR MORE ASPECTS OF SERVICING RESULTING FROM SUCH FINANCIAL CONDITION COULD HAVE A MATERIAL IMPACT ON POOL PERFORMANCE OR PERFORMANCE OF THE CERTIFICATES.]

[There are no legal proceedings pending against [____], or to which any property of [____] is subject, that are material to the Certificateholders, and [____] has no actual knowledge of any such proceedings of this type contemplated by governmental authorities.]

For a description of any material affiliations, relationships and related transactions between the master servicer and the other transaction parties, see “Certain Affiliations, Relationships and Related Transactions Involving Transaction Parties”.

The master servicer will have various duties under the PSA. Certain duties and obligations of the master servicer are described under “Pooling and Servicing Agreement—General” and “—Enforcement of “Due-on-Sale” and “Due-on-Encumbrance Provisions”. The master servicer’s ability to waive or modify any terms, fees, penalties or payments on the Mortgage Loans (other than the Non-Serviced Mortgage Loan), and the effect of that ability on the potential cash flows from such Mortgage Loans, are described under “Pooling and Servicing Agreement—Modifications, Waivers and Amendments”. The master servicer’s obligations as the servicer to make advances, and the interest or other fees charged for those advances and the terms of the master servicer’s recovery of those advances, are described under “Pooling and Servicing Agreement—Advances”.

The master servicer will not have primary responsibility for custody services of original documents evidencing the Mortgage Loans, the Serviced Companion Loans. On occasion, the master servicer may have custody of certain of such documents as are necessary for enforcement actions involving the Mortgage Loans or the Serviced Companion Loans or otherwise. To the extent master servicer performs custodial functions as a servicer, documents will be maintained in a manner consistent with the Servicing Standard.

The master servicer will only be liable under the PSA to the extent of the obligations specifically imposed by the PSA. Certain terms of the PSA regarding the master servicer’s removal or replacement, resignation or transfer are described under “Pooling and Servicing Agreement—Limitation on Liability; Indemnification”, “—Termination of Master Servicer and Special Servicer for Cause—Servicer Termination Events” and “—Rights Upon Servicer Termination Event”. The master servicer’s rights and obligations with respect to indemnification, and certain limitations on the master servicer’s liability under the PSA, are described under “Pooling and Servicing Agreement—Limitation on Liability; Indemnification”.

[Neither the master servicer nor any of its affiliates intends to retain any certificates issued by the issuing entity or any other economic interest in this securitization, [except that [_____] intends to purchase up to [$_______] initial Certificate Balance of the Class

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[___] certificates for investment] [IF APPLICABLE, DESCRIBE ANY RIGHT TO RETAIN A PORTION OF THE MASTER SERVICING FEE EVEN IF THE MASTER SERVICER IS NO LONGER ACTING IN THAT CAPACITY] [TO THE EXTENT APPLICABLE, DISCLOSURE WOULD BE ADDED AS TO ANY HEDGE (SECURITY SPECIFIC OR PORTFOLIO) MATERIALLY RELATED TO THE CREDIT RISK OF THE INTEREST RETAINED IN THE TRANSACTION THAT WAS ENTERED INTO BY THE MASTER SERVICER OR, IF KNOWN, BY AN AFFILIATE OF THE MASTER SERVICER TO OFFSET THE RISK POSITION HELD]

The information set forth above under this heading “Transaction Parties—The Master Servicer” has been provided by [________].

The Non-Serviced Master Servicer

[DISCLOSURE TO BE ADDED IF NON-SERVICED MASTER SERVICER SERVICES NON-SERVICED MORTGAGE LOAN IN EXCESS OF 20% OF THE INITIAL POOL BALANCE OR IS AN AFFILIATED NON-SERVICED MASTER SERVICER]

[___] is the master servicer of the Non-Serviced Whole Loan under the pooling and servicing agreement related to the [NAME OF NON-SERVICED MORTGAGE LOAN SECURITIZATION DEAL] securitization.]

The role and responsibilities of the master servicer with respect to the Non-Serviced Whole Loan are similar to those of the master servicer of the Mortgage Loans (other than Non-Serviced Mortgage Loan) under the PSA, and are further summarized in this prospectus under “Pooling and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan”.

[Information similar to that provided above for the master servicer will be provided.]

[The foregoing information under this heading “Transaction Parties—The Non-Serviced Master Servicer” has been provided by [_________].

The Special Servicer

[___] will initially be appointed to act as the special servicer under the PSA. In such capacity, the special servicer will be responsible for the servicing and administration of the Specially Serviced Loans and REO Properties pursuant to the PSA.

[DISCLOSURE TO BE ADDED REGARDING THE SPECIAL SERVICER AND DESCRIPTION OF THE SPECIAL SERVICER’S EXPERIENCE SERVING AS A SPECIAL SERVICER FOR TRANSACTIONS WITH SIMILAR ASSETS AS REQUIRED UNDER ITEM 1108 OF REGULATION AB]

[DISCLOSURE WILL BE ADDED REGARDING THE SPECIAL SERVICER’S FINANCIAL CONDITION TO THE EXTENT THERE IS A MATERIAL RISK THAT THE EFFECT ON ONE OR MORE ASPECTS OF SERVICING RESULTING FROM SUCH FINANCIAL CONDITION COULD HAVE A MATERIAL IMPACT ON POOL PERFORMANCE OR PERFORMANCE OF THE CERTIFICATES.]

The special servicer will not have primary responsibility for custody services of original documents evidencing the Mortgage Loans or the Subordinate Companion Loan. The special servicer may from time to time have custody of certain of such documents as necessary for enforcement actions involving particular Mortgage Loans or the Subordinate Companion Loan or otherwise. To the extent that the special servicer has custody of any such documents for any such servicing purposes, such documents will be maintained in a manner consistent with the servicing standard under the related Non-Serviced PSA.

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The special servicer will not have any material advancing rights or obligations. In certain instances, the special servicer may have the right or be obligated to make property related servicing advances in emergency situations.

[[____] occasionally engages consultants to perform property inspections and to provide surveillance on a property and its local market; it currently does not have any plans to engage sub-servicers to perform on its behalf any of its duties with respect to this transaction with the exception of some outsourced base servicing functions.]

[There are no legal proceedings pending against [____], or to which any property of [____] is subject, that are material to the Certificateholders, and [____] has no actual knowledge of any such proceedings of this type contemplated by governmental authorities.]

[____] is an affiliate of the entity expected to purchase the [SPECIFIC CLASSES] certificates (and may purchase certain other classes of certificates) and be appointed as the initial Directing Certificateholder. For a description of any other material affiliations, relationships and related transactions between the special servicer and the other transaction parties, see “Certain Affiliations, Relationships and Related Transactions Involving Transaction Parties”.

The special servicer’s role and responsibilities are set forth in this prospectus under “Pooling and Servicing Agreement”. The special servicer’s ability to waive or modify any terms, fees, penalties or payments on the Mortgage Loans (other than the Non-Serviced Mortgage Loan) and the related Serviced Companion Loans, and the effect of that ability on the potential cash flows from such Mortgage Loans and the related Serviced Companion Loans, are described under “Pooling and Servicing Agreement—Modifications, Waivers and Amendments”.

The special servicer will only be liable under the PSA to the extent of the obligations specifically imposed by the PSA. Certain terms of the PSA regarding the special servicer’s removal, replacement, resignation or transfer are described under “Pooling and Servicing Agreement—Limitation on Liability; Indemnification”, “—Termination of Master Servicer and Special Servicer for Cause—Servicer Termination Events” and “—Rights Upon Servicer Termination Event”. The special servicer’s rights and obligations with respect to indemnification, and certain limitations on the special servicer’s liability under the PSA, are described under “Pooling and Servicing Agreement—Limitation on Liability; Indemnification”.

[Neither the special servicer nor any of its affiliates intends to retain any certificates issued by the issuing entity or any other economic interest in this securitization, [except that [_____] intends to purchase up to [$_______] initial Certificate Balance of the Class [___] certificates for investment] [TO THE EXTENT APPLICABLE, DISCLOSURE TO BE ADDED AS TO ANY HEDGE (SECURITY SPECIFIC OR PORTFOLIO) MATERIALLY RELATED TO THE CREDIT RISK OF THE INTEREST RETAINED IN THE TRANSACTION THAT WAS ENTERED INTO BY THE SPECIAL SERVICER OR, IF KNOWN, BY AN AFFILIATE OF THE SPECIAL SERVICER TO OFFSET THE RISK POSITION HELD]

The foregoing information under this heading “Transaction Parties—The Special Servicer” has been provided by [____].

[Provide a brief description of any legal proceedings pending against any special servicer contemplated in Item 1108(a)(3) of Regulation AB, or of which any property of the foregoing is the subject, that is material to Certificateholders; include similar information as to any such proceedings known to be contemplated by governmental authorities.]

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The Non-Serviced Special Servicer

[DISCLOSURE TO BE ADDED IF NON-SERVICED SPECIAL SERVICER SERVICES NON-SERVICED MORTGAGE LOAN IN EXCESS OF 20% OF THE INITIAL POOL BALANCE OR IS AN AFFILIATED NON-SERVICED SPECIAL SERVICER]

[___] is the special servicer of the Non-Serviced Whole Loan under the pooling and servicing agreement related to the [NAME OF NON-SERVICED MORTGAGE LOAN SECURITIZATION DEAL] securitization.]

The role and responsibilities of the special servicer with respect to the Non-Serviced Whole Loan are similar to those of the special servicer of the mortgage loans under the PSA, and are further summarized in this prospectus under “Pooling and Servicing Agreement – Servicing of the Non-Serviced Mortgage Loan”.

[Information similar to that provided above for the special servicer will be provided.]

The foregoing information under this heading “Transaction Parties—The Non-Serviced Special Servicer” has been provided by [_________].

[OTHER SERVICERS]

[TO THE EXTENT APPLICABLE, DISCLOSURE WILL BE ADDED REGARDING OTHER APPLICABLE SERVICERS SUCH AS PRIMARY SERVICERS OR SUB-SERVICERS]

The Operating Advisor

[_____] (“[____]”), a [_____], will act as operating advisor under the PSA. The operating advisor will have certain review and consultation duties with respect to activities of the special servicer.

[DISCLOSURE TO BE ADDED REGARDING THE OPERATING ADVISOR AND A DESCRIPTION OF OPERATING ADVISOR’S EXPERIENCE SERVING AS AN OPERATING ADVISOR FOR TRANSACTIONS WITH SIMILAR ASSETS]

[There are no legal proceedings pending against [____], or to which any property of [____] is subject, that are material to the Certificateholders, and [____] has no actual knowledge of any such proceedings of this type contemplated by governmental authorities.]

For a description of any material affiliations, relationships and related transactions between the operating advisor and the other transaction parties, see “Certain Affiliations, Relationships and Related Transactions Involving Transaction Parties”.

The operating advisor will only be liable under the PSA to the extent of the obligations specifically imposed by the PSA. The operating advisor will have no duties with respect to the special servicer of the pooling and servicing agreement governing the servicing of a non-serviced mortgage loan. For further information regarding the duties, responsibilities, rights and obligations of the operating advisor under the PSA, including those related to indemnification, see “Pooling and Servicing Agreement—The Operating Advisor” and “Pooling and Servicing Agreement—Limitation on Liability; Indemnification”. Certain terms of the PSA regarding the operating advisor’s removal, replacement, resignation or transfer are described under “Pooling and Servicing Agreement—The Operating Advisor”.

[DISCLOSURE TO BE ADDED DESCRIBING HOW THE OPERATING ADVISOR SATISFIES THE REQUIREMENTS OF “ELIGIBLE OPERATING ADVISOR” FOR TRANSACTIONS THAT

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SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST]

The foregoing information under this heading “Transaction Parties—The Operating Advisor” has been provided by [_______].

The Asset Representations Reviewer

[_____] (“[____]”), a [_____], will act as asset representations reviewer under the PSA. The asset representations reviewer will be required to review certain delinquent mortgage loans after a specified delinquency threshold has been exceeded and the required percentage of Certificateholders vote to direct a review of such delinquent mortgage loans.

[IN CONNECTION WITH ANY SERVICED WHOLE LOAN, ADD DISCLOSURE REGARDING CIRCUMSTANCES IN WHICH THE ASSET REPRESENTATIONS REVIEWER MAY BE DELEGATED THE RESPONSIBILITY TO ACT AS ASSET REPRESENTATIONS REVIEWER SOLELY FOR THE SERVICED COMPANION LOAN IF THE CONDITIONS FOR AN ASSET REVIEW HAVE BEEN MET UNDER THAT PSA, THE COSTS OF WHICH REVIEW TO BE BORNE BY THE ISSUING ENTITY CREATED UNDER THAT PSA. ALSO, IN CONNECTION WITH ANY NON-SERVICED WHOLE LOAN, ADD DISCLOSURE REGARDING CIRCUMSTANCES IN WHICH THE ASSET REPRESENTATIONS REVIEWER IS REQUIRED TO DELEGATE TO THE ASSET REPRESENTATIONS REVIEWER APPOINTED UNDER THE NON-SERVICED PSA THE RESPONSIBILITY TO ACT AS ASSET REPRESENTATIONS REVIEWER SOLELY FOR THE NON-SERVICED MORTGAGE LOAN IF THE CONDITIONS FOR AN ASSET REVIEW HAVE BEEN MET UNDER THE PSA FOR THIS TRANSACTION, THE COSTS OF WHICH REVIEW TO BE BORNE BY THE ISSUING ENTITY FOR THIS TRANSACTION.]

[DISCLOSURE TO BE ADDED REGARDING THE ASSET REPRESENTATIONS REVIEWER AND A DESCRIPTION OF ASSET REPRESENTATIONS REVIEWER’S EXPERIENCE SERVING AS AN ASSET REVIEWER FOR TRANSACTIONS WITH SIMILAR ASSETS]

[There are no legal proceedings pending against [____], or to which any property of [____] is subject, that are material to the Certificateholders, and [____] has no actual knowledge of any such proceedings of this type contemplated by governmental authorities.]

For a description of any material affiliations, relationships and related transactions between the asset representations reviewer and the other transaction parties, see “Certain Affiliations, Relationships and Related Transactions Involving Transaction Parties”.

The asset representations reviewer will only be liable under the PSA to the extent of the obligations specifically imposed by the PSA, and no implied duties or obligations may be asserted against the asset representations reviewer. [DESCRIBE ANY LIMITATIONS ON THE ASSET REPRESENTATIONS REVIEWER’S LIABILITY UNDER THE PSA]

For further information regarding the duties, responsibilities, rights and obligations of the asset representations reviewer under the PSA, including those related to indemnification, see “Pooling and Servicing Agreement—The Asset Representations Reviewer” and “Pooling and Servicing Agreement—Limitation on Liability; Indemnification”. Certain terms of the PSA regarding the asset representations reviewer’s removal, replacement, resignation or transfer are described under “Pooling and Servicing Agreement—The Asset Representations Reviewer”.

The foregoing information under this heading “Transaction Parties—The Asset Representations Reviewer” has been provided by [_________].

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Credit Risk Retention

General

[INCLUDE FOR ANY TRANSACTION WHERE A PORTION OF THE REQUIRED CREDIT RISK RETENTION IS SATISFIED BY CREDIT RISK RETENTION HELD BY AN ORIGINATOR: The conditions permitting the allocation of credit risk retention to an originator will be satisfied on the Closing Date.]

[DISCLOSURE TO BE ADDED IF ONE OF THE SPONSORS INTENDS TO RETAIN A HORIZONTAL INTEREST IN THE TRANSACTION:]

[We expect that [NAME OF SPONSOR] and/or its majority-owned affiliates [and [NAME AND FORM OF ORGANIZATION OF 20% ORIGINATOR] will acquire [in the aggregate] the certificates identified in the table below]:

Class of Certificates	[Estimated Range of] Certificate Balance of Retained Certificates and Their Fair Values(1)
Class [__]	[____]% to [_____]% $[_____] to $[_____]
Class [__]	[____]% to [_____]% $[_____] to $[_____]
Class [__]	[____]% to [_____]% $[_____] to $[_____]

(1)	The fair value of the applicable certificate balance of the indicated class of certificates expressed as a percentage of the fair value of all of the certificates issued by the issuing entity. For a description of the manner in which the sponsor determined the fair value of the certificates, see “—Determination of Amount of Required Credit Risk Retention”.

The aggregate fair value of the certificates identified in the above table is equal to or greater than 5% of the aggregate fair value of all the certificates issued by issuing entity. [[NAME OF ORIGINATOR] is expected to purchase $[_______] Certificate Balance of the Class [__] certificates identified in the table above [for cash on the Closing Date][through a reduction in the price received by [______] from the depositor for the mortgage loans sold by [_________] to the depositor on the Closing Date] in an amount equal to $[________].]] For a description of the material terms of the classes of certificates identified in the table above, see “Description of the Certificates”.

[DISCLOSURE IF ONE OF THE SPONSORS INTENDS TO RETAIN A VERTICAL INTEREST IN THE TRANSACTION:]

[[NREC/NATIXIS, NEW YORK BRANCH] [and [NAME AND FORM OF ORGANIZATION OF 20% ORIGINATOR]] expect[s] to retain in the aggregate the certificates identified in the table below]:

Class of Certificates	Certificate Balance(1)
Class [__]	$[_____]
Class [__]	$[_____]
Class [__]	$[_____]

(1)	Represents [5]% of each class of certificates issued by the issuing entity. [IF ONE OR MORE 20% ORIGINATORS PURCHASES A PORTION OF THE TOTAL CERTIFICATE BALANCE OF THE INDICATED CLASSES
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OF CERTIFICATES, A SEPARATE CERTIFICATE BALANCE COLUMN WILL BE INCLUDED FOR EACH ENTITY PURCHASING A PORTION OF THE REQUIRED VERTICAL INTEREST.]

[IN THE ALTERNATIVE, THE ELIGIBLE VERTICAL INTEREST MAY BE EVIDENCED AS A SINGLE CLASS OF CERTIFICATES WITH THE SAME AGGREGATE PAYMENT CHARACTERISTICS OF [5]% OF THE OTHER CLASSES OF CERTIFICATES IN THE SECURITIZATION.]

For a description of the material terms of the classes of certificates identified in the table above, see “Description of the Certificates”. [[NAME OF ORIGINATOR] is expected to purchase the certificates identified in the table above as to be purchased by it [for cash on the Closing Date][through a reduction in the price received from the depositor for the mortgage loans sold by it to the depositor on the Closing Date] in the amount of $[________].]]

[DISCLOSURE IF THE SPONSOR INTENDS TO RETAIN A COMBINATION OF A VERTICAL INTEREST AND A HORIZONTAL INTEREST:]

[[NREC/NATIXIS, NEW YORK BRANCH] [and [NAME AND FORM OF ORGANIZATION OF 20% ORIGINATOR]] expect[s] to retain in the aggregate the certificates identified in the table below]:

Vertical Interest:

Class of Certificates	Certificate Balance(1)
Class [__]	$[_____]
Class [__]	$[_____]
Class [__]	$[_____]
Class [__]	$[_____]
Class [__]	$[_____]
Class [__]	$[_____]

(1)	Represents [__]% of each class of certificates issued by the issuing entity. [IF ONE OR MORE 20% ORIGINATORS PURCHASES A PORTION OF THE TOTAL CERTIFICATE BALANCE OF THE INDICATED CLASSES OF CERTIFICATES, A SEPARATE CERTIFICATE BALANCE COLUMN WILL BE INCLUDED FOR EACH ENTITY PURCHASING A PORTION OF THE REQUIRED VERTICAL INTEREST.]

[IN THE ALTERNATIVE, THE ELIGIBLE VERTICAL INTEREST MAY BE EVIDENCED AS A SINGLE CLASS OF CERTIFICATES WITH THE SAME AGGREGATE PAYMENT CHARACTERISTICS OF [5]% OF THE OTHER CLASSES OF CERTIFICATES IN THE SECURITIZATION.]

Horizontal Interest:

Class of Certificates	[Estimated Range of] Fair Value of Certificate Balance(1)
Class [__]	N/A
Class [__]	N/A
Class [__]	N/A
Class [__]	[____]% to [_____]% $[_____] to $[_____]
Class [__]	[____]% to [_____]% $[_____] to $[_____]
Class [__]	[____]% to [_____]% $[_____] to $[_____]

(1)	The fair value of the applicable certificate balance of the indicated class of certificates expressed as a percentage of the fair value of all of the certificates issued by the issuing entity. For a description of the
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manner in which the sponsor determined the fair value of the certificates, see “—Determination of Amount of Required Credit Risk Retention”. [IF ONE OR MORE 20% ORIGINATORS PURCHASES A PORTION OF THE TOTAL CERTIFICATE BALANCE OF THE INDICATED CLASSES OF CERTIFICATES, A SEPARATE CERTIFICATE BALANCE COLUMN WILL BE INCLUDED FOR EACH ENTITY PURCHASING A PORTION OF THE REQUIRED HORIZONTAL CREDIT RISK RETENTION.]

[The aggregate fair value of the Class [__] and Class [__] certificates identified in the above table entitled “Horizontal Interest” is equal to [__]% of the aggregate fair value of all certificates issued by issuing entity. The aggregate certificate balance of the Class [__] and Class [__] certificates identified in the above table entitled “Vertical Interest” is equal to [__]% of the aggregate certificate balance of all certificates issued by issuing entity. [[NAME OF ORIGINATOR] is expected to purchase the certificates identified in the [two] prior tables as to be purchased by it [for cash on the Closing Date][through a reduction in the price received from the depositor for the mortgage loans sold by it to the depositor on the Closing Date] in the amount of $[________].]] For a description of the material terms of the classes of certificates identified in the table above, see “Description of the Certificates”.

[INCLUDE DISCLOSURE IF THE SPONSOR INTENDS TO SATISFY ITS CREDIT RISK RETENTION OBLIGATIONS THROUGH THE PURCHASE BY ONE OR TWO THIRD-PARTY PURCHASERS ACQUIRING A HORIZONTAL INTEREST:]

[[NAME AND FORM OF ORGANIZATION OF THIRD PARTY PURCHASER] (the “B-Piece Buyer”) is expected to purchase the certificates identified in the table below. [NAME OF THIRD PARTY PURCHASER] has been an investor in commercial mortgage-backed securities for [__] years and has been the purchaser of the most subordinated class or classes of securities in [__] separate CMBS transactions representing $[___] (by aggregate initial principal balance). [DISCLOSURE TO BE ADDED AS TO ANY OTHER INFORMATION REGARDING THE THIRD–PARTY PURCHASER THAT IS MATERIAL TO INVESTORS IN LIGHT OF THE CIRCUMSTANCES OF THE PARTICULAR SECURITIZATION TRANSACTION, INCLUDING A DESCRIPTION OF THE COLLATERAL REVIEW PERFORMED BY THE THIRD PARTY PURCHASER.]

Class of Certificates	Certificate Balance(1)	[Estimated Range of] Certificate Balances of [Third Party Purchaser’s] Retained Certificates and Their Fair Values(2)	[Estimated Range of] Certificate Balances of Sponsor’s Required Retained Certificates and Their Fair Values(2)	Purchase Price ($)
Class [__]	$[_____]	[__]%/$[____]	[__]%/$[____]	$[_____]
Class [__]	$[_____]	[__]%/$[____]	[__]%/$[____]	$[_____]
Class [__]	$[_____]	[__]%/$[____]	[__]%/$[____]	$[_____]

(1)	Represents [__]% of each class of certificates issued by the issuing entity.[THE FOREGOING % REPRESENTS 5% MINUS THE % OF HORIZONTAL RISK RETENTION BEING PURCHASED BY THE THIRD PARTY PURCHASER] [If one or more 20% originators purchases a portion of the total Certificate Balance of the indicated classes of certificates, a separate Certificate Balance column will be included for each entity purchasing a portion of the total required credit risk retention.]
(2)	The fair value of the applicable certificate balance of the indicated class of certificates expressed as a percentage of the fair value of all of the certificates issued by the issuing entity. For a description of the manner in which the sponsor determined the fair value of the certificates, see “—Determination of Amount of Required Credit Risk Retention”.

The aggregate fair value of the certificate balance of the classes of certificates in the above table is equal to [5]% of the fair value of the aggregate certificate balance of all of the classes of certificates issued by the issuing entity.

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The operating advisor for the transaction is [NAME OF OPERATING ADVISOR], a [FORM OF ORGANIZATION]. The operating advisor is required to be an Eligible Operating Advisor. For information regarding the operating advisor, a description of how the operating advisor satisfies the requirements of an Eligible Operating Advisor, a description of the material terms of the PSA with respect to the operating advisor, the operating advisor’s compensation, and any material conflicts of interest or material potential conflicts of interest between the operating advisor and another party to this securitization transaction, see “Transaction Parties—The Operating Advisor”, “Pooling and Servicing Agreement—The Operating Advisor”, “Pooling and Servicing Agreement—Servicing and Other Compensation and Payment of Expenses—Operating Advisor Compensation” and “Risk Factors—Risks Related to Conflicts of Interest—Potential Conflicts of Interest of the Operating Advisor”.

[NREC/NATIXIS, NEW YORK BRANCH] will make the representations and warranties identified on Annex D-1, subject to certain exceptions to such representations and warranties set forth in Annex D-2. [INSERT APPLICABLE FACTORS USED BY [NREC/NATIXIS, NEW YORK BRANCH] TO INCLUDE THE MORTGAGE LOANS IDENTIFIED ON ANNEX D-2 FOR WHICH EXCEPTIONS WERE MADE TO CERTAIN REPRESENTATIONS AND WARRANTIES, NOTWITHSTANDING THAT THE MORTGAGE LOANS DID NOT COMPLY WITH THE INDICATED REPRESENTATIONS AND WARRANTIES.] [APPLICABLE TO TRANSACTIONS THAT SATISFY RISK RETENTION RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST]

[IN THE EVENT THAT THE SPONSORS SATISFY THEIR CREDIT RISK RETENTION OBLIGATIONS THROUGH A COMBINATION OF HORIZONTAL RETENTION, VERTICAL RETENTION AND THROUGH THE PURCHASE OF AN ELIGIBLE HORIZONTAL RESIDUAL INTEREST BY A THIRD PARTY PURCHASER, THE INFORMATION IN THE INDICATED SECTIONS ABOVE WILL BE PROVIDED AS REQUIRED.]

[[FINAL PROSPECTUS ONLY:] The Retaining Sponsor estimates that, if it had relied solely on retaining an “eligible horizontal residual interest” in order to meet the credit risk retention requirements of Regulation RR with respect to this securitization transaction, it would have retained an eligible horizontal residual interest with an aggregate fair value dollar amount of approximately $[_____], representing 5% of the aggregate fair value, as of the Closing Date, of all of the ABS Interests.

The approximate fair value of each Class of Regular Certificates based on actual sales prices and final tranche sizes is set forth below:

Class of Certificates	Fair Value
Class [ ]	$[_____]
Class [ ]	$[_____]

The aggregate fair value of all of the Classes of Regular Certificates is approximately $[______], excluding accrued interest.

As of the date of this prospectus, there are no material differences between (a) the valuation methodology or any of the key inputs and assumptions that were used in calculating the fair value or range of fair values disclosed in the preliminary prospectus under the heading “Credit Risk Retention” prior to the pricing of the certificates and (b) the valuation methodology or the key inputs and assumptions that were used in calculating the fair value set forth above under this “Credit Risk Retention” section.

A reasonable time after the Closing Date, the Retaining Sponsor will be required to disclose to, or cause to be disclosed to, certificateholders the following: (a) the fair value of the Yield-Priced Principal Balance Certificates that will be retained by the Third Party

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Purchaser based on actual sale prices and finalized tranche sizes, (b) the fair value of the “eligible horizontal residual interest” (as such term is defined in the Credit Risk Retention Rules) that the Retaining Sponsor is required to retain under the Credit Risk Retention Rules, and (c) to the extent the valuation methodology or any of the key inputs and assumptions that were used in calculating the fair value or range of fair values disclosed in the preliminary prospectus under the heading “Credit Risk Retention” prior to the pricing of the certificates materially differs from the methodology or key inputs and assumptions used to calculate the fair value at the time of closing, descriptions of those material differences. Any such disclosures are expected to be included in a Current Report on Form 8-K on or a reasonable period after the Closing Date.]

[The Third Party Purchaser[s]

[NAME AND FORM OF ORGANIZATION OF THIRD PARTY PURCHASER] [(the “B-Piece Buyer”) is expected to purchase the certificates identified in the table below. [NAME OF THIRD PARTY PURCHASER] has been an investor in commercial mortgage-backed securities for [ ] years and has been the purchaser of the most subordinated class or classes of securities in [ ] separate CMBS transactions representing $[ ] (by aggregate initial principal balance). [DISCLOSURE TO BE ADDED AS TO ANY OTHER INFORMATION REGARDING THE THIRD PARTY PURCHASER THAT IS MATERIAL TO INVESTORS IN LIGHT OF THE CIRCUMSTANCES OF THE PARTICULAR SECURITIZATION TRANSACTION, INCLUDING A DESCRIPTION OF THE COLLATERAL REVIEW PERFORMED BY THE THIRD PARTY PURCHASER.]]

Material Terms of the Yield-Priced Certificates

CMBS such as the Yield-Priced Certificates are typically priced based relative to either the swap yield curve or to a targeted yield. The method of pricing used is primarily a function of the rating, but can also be determined by prevailing market conditions or investor preference. For this transaction, the Class [__], Class [__], Class [__], Class [__], Class [__], Class [__], Class [__], Class [__], Class [__], Class [__] and Class [__] certificates (the “Swap-Priced Principal Balance Certificates”) are anticipated to be priced based on the swap yield curve, and the Class [__], Class [__], Class [__], Class [__] and Class [__] certificates (the “Yield-Priced Certificates”) are anticipated to be priced based on a targeted yield. The sponsors calculated the expected scheduled principal payments (the “Scheduled Certificate Principal Payments”) on each class of Swap-Priced Principal Balance Certificates and each class of Yield Priced Certificates as described below. CMBS such as the Class [__], Class [__] and Class [__] certificates are typically priced relative to the treasury yield curve. The sponsors made a determination of the fair value of the Swap-Priced Principal Balance Certificates and the Class [__], Class [__] and Class [__] certificates based on a number of inputs and assumptions consistent with these typical pricing methodologies in the manner described below for the applicable class of certificates. It should be noted in reviewing the fair value discussion below, that certain of the inputs and assumptions, such as yields, credit spreads, prices and coupons, are not directionally correlated. Variations from the base case in the direction of the high or low estimates will not necessarily occur in the same manner, in the same direction or to the same degree for each applicable input or assumption at any given point in time or as a result of any particular market condition. For example, with respect to any particular class of certificates, swap yields may widen in the direction of the high estimate provided, while credit spreads and/or prices move in the direction of the low estimate provided. [NAME OF THIRD PARTY PURCHASER] is expected to purchase the certificates identified in the table below that collectively comprise the eligible horizontal residual interest for cash on the Closing Date.

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Determination of Amount of Required Credit Risk Retention

[THE SECTION BELOW WILL BE INCLUDED FOR THE PRELIMINARY PROSPECTUS ONLY.]

General

A number of inputs factored into the sponsors’ determination of the range of estimated fair values of the classes of certificates presented above. The sponsors computed the range of estimated fair values for the Swap-Priced Principal Balance Certificates and the Interest-Only Certificates and the fair value of the Yield-Priced Principal Balance Certificates in the manner described below for the applicable class of certificates.

Swap-Priced Principal Balance Certificates

Based on the Structuring Assumptions and assuming a 0% CPR prepayment rate, the sponsors calculated what the Scheduled Certificate Principal Payments on each Class of Swap-Priced Principal Balance Certificates would be over the course of this securitization transaction based on when principal payments were required to be made under the terms of the underlying mortgage loan documents during each Collection Period and which classes of Swap-Priced Principal Balance Certificates would be entitled to receive principal payments based on the certificate payment priorities described in “Description of the Certificates-Distributions-Priority of Distributions”. On the basis of the Scheduled Certificate Principal Payments, the sponsors calculated the weighted average life for each class of Swap-Priced Principal Balance Certificates.

Swap Yield Curve. The sponsors utilized the assumed swap yield curve in the table below in determining the range of estimated fair values of the Swap-Priced Principal Balance Certificates. The actual swap yield curve that will be used as a basis for determining the price of the Swap-Priced Principal Balance Certificates is not known at this time and differences in the swap yield curve will ultimately result in higher or lower fair value calculations. For an expected range of values at specified points along the swap yield curve, see the table below entitled “Range of Swap Yields for the Swap-Priced Principal Balance Certificates”. The sponsors identified the range presented in the table below at each maturity on the swap yield curve, which represents the sponsors’ estimate of the largest increase or decrease in the swap yield at that maturity reasonably expected to occur prior to pricing of the Swap-Priced Principal Balance Certificates, based on [__] business day rolling periods over the past [__] months.

[INSERT CHART OF RANGE OF SWAP YIELD CURVE VALUES AT SPECIFIED MATURITIES]

Based on the swap yield curve, the sponsors will determine for each class of Swap-Priced Principal Balance Certificates the swap yield reflected on the swap yield curve (the “Interpolated Yield”) that corresponds to that class’s weighted average life, by using a linear straight-line interpolation using the swap yield curve with [__] year maturities if the weighted average life does not correspond to a specified maturity on the swap yield curve.

Credit Spread Determination. The sponsors determined the credit spread for each class of Swap-Priced Principal Balance Certificates on the basis of market bids obtained for similar CMBS with similar credit ratings and [INSERT OTHER CERTIFICATE CHARACTERISTICS USED], pool composition and asset quality, payment priority and weighted average lives of the related class of Swap-Priced Principal Balance Certificates as of the date of this prospectus. The actual credit spread for a particular class of Swap-Priced Principal Balance Certificates at the time of pricing is not known at this time and differences in the then current credit spread demanded by investors for similar CMBS will ultimately result in higher

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or lower fair values. The sponsors identified the range presented in the table below from the base case credit spread percentage, which represents the sponsors’ estimate of the largest increase or decrease in the credit spread for newly issued CMBS reasonably expected to occur prior to pricing of the Swap-Priced Principal Balance Certificates based on [the sponsors’ observation and experience in the placement of CMBS with similar characteristics.][historical moves over the past [____] years.]

Range of Credit Spreads for the Swap-Priced Principal Balance Certificates

Class of Certificates	Low Estimate of Credit Spread	Base Case Credit Spread	High Estimate of Credit Spread
Class [__]	[__]%	[__]%	[__]%
Class [__]	[__]%	[__]%	[__]%
Class [__]	[__]%	[__]%	[__]%

Discount Yield Determination for Swap-Priced Principal Balance Certificates. The discount yield (the “Discount Yield”) for each class of Swap-Priced Principal Balance Certificates is the sum of the Interpolated Yield for such class and the related credit spread [established at pricing]. For an expected range of values for each class of Swap-Priced Principal Balance Certificates, see the table entitled “Range of Discount Yields for the Swap-Priced Principal Balance Certificates” below. [The sponsors identified the range presented in the table below for each such class of Swap-Priced Principal Balance Certificates as the range from (i) the sum of the lowest estimated Interpolated Yield for that class and the lowest estimated credit spread to (ii) the sum of the highest estimated Interpolated Yield for that class and the highest estimated credit spread.]

Range of Discount Yields for the Swap-Priced Principal Balance Certificates

Class of Certificates	[Low Estimate of Discount Yield]	[Base Case] Discount Yield	[High Estimate of Discount Yield]
Class [__]	[__]%	[__]%	[__]%
Class [__]	[__]%	[__]%	[__]%
Class [__]	[__]%	[__]%	[__]%

Determination of Class Sizes for Swap-Priced Principal Balance Certificates. The sponsors were provided credit support levels for each class of Swap-Priced Principal Balance Certificates by each Rating Agency. A credit support level for a particular class of Swap-Priced Principal Balance Certificates reflects the Rating Agency’s assessment of the aggregate principal balance of Swap-Priced Principal Balance Certificates that would be required to be subordinate to that class of Swap-Priced Principal Balance Certificates in order to satisfy that Rating Agency’s internal ratings criteria to permit it to issue a particular credit rating. Based on the individual credit support levels (expressed as a percentage) provided by the Rating Agencies, the sponsors determined the highest required credit support level of the Rating Agencies selected to rate a particular class of Swap-Priced Principal Balance Certificates (the “Constraining Level”). [In certain circumstances the sponsors may have elected not to engage a rating agency for particular Classes of Yield-Priced Principal Balance Certificates, based in part on the credit support levels provided by that rating agency.] See “Risk Factors—Other Risks Relating to the Certificates—Nationally Recognized Statistical Rating Organizations May Assign Different Ratings to the Certificates; Ratings of the Certificates Reflect Only the Views of the Applicable Rating Agencies as of the Dates Such Ratings Were Issued; Ratings May Affect ERISA Eligibility; Ratings May Be Downgraded”. The Certificate Balances of the Senior Certificates were also based in part on anticipated investor demand for such classes. The Certificate Balance for the class of Swap-Priced Principal Balance Certificates with the highest credit rating was determined by

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multiplying the Initial Pool Balance by a percentage equal to 1.0 minus that class’s Constraining Level. For each other subordinate class of Swap-Priced Principal Balance Certificates, that class’s Certificate Balance was determined by multiplying the Initial Pool Balance by a percentage equal to the difference of the Constraining Level for the immediately senior class of Swap-Priced Principal Balance Certificates minus such subordinate class’s Constraining Level.

Target Price Determination for Swap-Priced Principal Balance Certificates. The sponsors determined a target price (the “Target Price”) for each class of Swap-Priced Principal Balance Certificates on the basis of the price (expressed as a percentage of the certificate balance of that class) that similar CMBS with similar [credit ratings and [INSERT OTHER CERTIFICATE CHARACTERISTICS USED] have priced at in recent securitization transactions. The Target Price was utilized for each class of Swap-Priced Principal Balance Certificates is set forth in the table below. [The Target Prices utilized by the sponsors have not changed materially during the prior year.]]

Class of Certificates	Target Price
Class [__]	[__]%
Class [__]	[__]%
Class [__]	[__]%

Determination of [Assumed] Certificate Coupon for Swap-Priced Principal Balance Certificates. Based on the Target Price, the Discount Yield and the Scheduled Certificate Principal Payments for each class of Swap-Priced Principal Balance Certificates, the sponsors determined the assumed certificate coupon (the “Assumed Certificate Coupon”) by calculating what coupon would be required to be used based on the Scheduled Certificate Principal Payments for such class of Swap-Priced Principal Balance Certificates in order to achieve the related Target Price for that class of Swap-Priced Principal Balance Certificates when utilizing the related Discount Yield in determining that Target Price. The Assumed Certificate Coupon for each class of Swap-Priced Principal Balance Certificates and Range of Assumed Certificate Coupons generated as a result of the estimated range of Discount Yields as of the Closing Date is set forth in the table below.

Range of Assumed Certificate Coupons for the Swap Priced Principal Balance Certificates

Class of Certificates	Low Estimate of Assumed Certificate Coupons	Base Case Assumed Certificate Coupon	High Estimate of Assumed Certificate Coupon
Class [__]	[__]%	[__]%	[__]%
Class [__]	[__]%	[__]%	[__]%
Class [__]	[__]%	[__]%	[__]%

Determination of Expected Price for the Swap-Priced Principal Balance Certificates. Based on the Assumed Certificate Coupons, the Discount Yield and the Scheduled Certificate Principal Payments for each class of Swap-Priced Principal Balance Certificates, the sponsors determined the price (the “Swap-Priced Expected Price”) expressed as a percent of the certificate balance of that class by determining the net present value of the Scheduled Certificate Principal Payments accruing at the related Assumed Certificate Coupon discounted at the related Discount Yield. However, if the Assumed Certificate Coupon for any class of Swap-Priced Principal Balance Certificates is greater than or equal to the WAC Rate, then the WAC Rate was used for the foregoing calculation. The sponsors determined the range of Swap-Priced Expected Prices for each class of Swap-Priced Principal Balance Certificates based on the low estimate of the Assumed Certificate Coupons and the high estimate of the Assumed Certificate Coupons. The lower the Assumed Certificate Coupon,

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the higher the corresponding Swap-Priced Expected Price for a class of Swap-Priced Principal Balance Certificates will be. Therefore, the low range of estimated fair values for the Swap-Priced Principal Balance Certificates will correspond to the high range of the estimate of potential Assumed Certificate Coupons and correspondingly, the high range of estimated fair values for the Swap-Priced Principal Balance Certificates will correspond to the low range of the estimate of potential Assumed Certificate Coupons.

Interest-Only Certificates

Based on the Structuring Assumptions and assuming a 100% CPY prepayment rate, the sponsors calculated what the expected scheduled interest payments on each class of Interest-Only Certificates would be over the course of the transaction (for each class of certificates, the “Scheduled Certificate Interest Payments”) based on what the Notional Amount of the related class of Interest-Only Certificates would be during each Collection Period as a result of the application of the expected principal payments during such Collection Period under the terms of the underlying Mortgage Loan documents assuming a 100% CPY prepayment rate and the classes of certificates that would be entitled to those principal payments based on the payment priorities described in “Description of the Certificates—Distributions—Priority of Distributions”. On the basis of the periodic reduction in the Notional Amount of each Class of Interest-Only Certificates, the sponsors calculated the weighted average life for each such class of Interest-Only Certificates.

Treasury Yield Curve. The sponsors utilized the assumed treasury yield curve in the table below in determining the range of estimated fair value for the Interest-Only Certificates. The actual treasury yield curve that will be used as a basis for determining the price of the Interest-Only Certificates is not known at this time and differences in the treasury yield curve will ultimately result in higher or lower fair value calculations. For an expected range of values at specified points along the treasury yield curve, see the table below entitled “Range of Treasury Yield Curve Values”. The sponsors identified the range presented in the table below at each maturity on the treasury yield curve, which represents the sponsors’ estimate of the largest increase or decrease in the treasury yield at that maturity reasonably expected to occur prior to pricing of the Interest-Only Certificates, based on [ ] business day rolling periods over the past [ ] months.

[INSERT TREASURY YIELD CURVE CHART SHOWING DISCOUNT YIELD AS A FUNCTION OF MATURITY]

Based on the treasury yield curve, the sponsors will determine for each class of Interest-Only Certificates the yield reflected on the treasury yield curve (the “Interpolated Yield”) that corresponds to that class’s weighted average life, by using a straight-line interpolation using treasury yield curves with 7 and 10 year maturities if the weighted average life does not correspond to a specified maturity on the treasury yield curve.

Credit Spread Determination for Interest-Only Certificates. The sponsors determined the credit spread for each class of Interest-Only Certificates on the basis of market bids obtained for similar CMBS with similar [credit ratings, pool composition and asset quality, payment priority, weighted average lives and [INSERT OTHER CERTIFICATE CHARACTERISTICS USED]] as the related class of Interest-Only Certificates as of the date of this prospectus] [each class of certificates from prospective investors]. The actual credit spread for a particular class of Interest-Only Certificates at the time of pricing is not known at this time and differences in the then current credit spread demanded by investors for similar CMBS will ultimately result in higher or lower fair values. The sponsors identified the range presented in the table below from the base case credit spread percentage, which is

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the sponsors’ estimate of the largest percentage increase or decrease in the credit spread for newly issued CMBS reasonably expected to occur prior to pricing of the Certificates.

Range of Credit Spreads for the Interest-Only Certificates

Class of Certificates	Low Estimate of Credit Spread	Base Case Credit Spread	High Estimate of Credit Spread
Class [__]	[__]%	[__]%	[__]%
Class [__]	[__]%	[__]%	[__]%
Class [__]	[__]%	[__]%	[__]%

Discount Yield Determination. Discount Yield for each class of Interest-Only Certificates is the sum of the Interpolated Yield for such class and the related credit spread. For an expected range of values for each class of Interest-Only Certificates, see the table entitled “Range of Discount Yields for the Interest-Only Certificates” below. The sponsors identified the range presented in the table below for each such class of certificates as the range from (i) the sum of the lowest estimated Interpolated Yield for that class and the lowest estimated credit spread to (ii) the sum of the highest estimated Interpolated Yield for that class and the highest estimated credit spread.

Range of Discount Yields for the Interest-Only Certificates

Class of Certificates	Low Estimate of Discount Yield	Base Case Discount Yield	High Estimate of Discount Yield
Class [__]	[__]%	[__]%	[__]%
Class [__]	[__]%	[__]%	[__]%
Class [__]	[__]%	[__]%	[__]%

Determination of Scheduled Certificate Interest Payments for Interest-Only Certificates. Based on the range of Assumed Certificate Coupons determined for the Principal Balance Certificates, the sponsors determined the range of Scheduled Certificate Interest Payments for each scenario for each Class of Interest-Only Certificates based on the difference between the WAC Rate in effect from time to time, over the weighted average of the Pass-Through Rate(s) of the underlying Class(es) of Principal Balance Certificates upon which the Notional Amount of such Class of Interest-Only Certificates is based.

Determination of Expected Price for the Interest-Only Certificates. Based on the Discount Yield and the Scheduled Certificate Interest Payments for each class of Interest-Only Certificates, the sponsors determined the price (the “Interest-Only Expected Price”) expressed as a percent of the Notional Amount of that class by determining the net present value of the Scheduled Certificate Interest Payments discounted at the related Discount Yield. The sponsors determined the Interest-Only Expected Price for each class of Interest-Only Certificates based on the low estimate and high estimate of Assumed Certificate Coupons. The lower the Assumed Certificate Coupon for the Principal Balance Certificates, the higher the corresponding Interest-Only Expected Price for a class of certificates will be, therefore, the low range of estimated fair values of the Interest-Only Certificates will correspond to the high range of the estimate of Assumed Certificate Coupons for the Principal Balance Certificates and correspondingly, the high range of estimated fair values of the Interest-Only Certificates will correspond to the low range of the estimate of Assumed Certificate Coupons for the Principal Balance Certificates.

Yield-Priced Principal Balance Certificates

On the basis of the Scheduled Certificate Principal Payments, the sponsors calculated the weighted average life for each such class of Yield-Priced Principal Balance Certificates. The

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Yield-Priced Principal Balance Certificates are anticipated to be acquired by the Third Party Purchaser based on a targeted discount yield of [ ]% for each Class of Yield-Priced Principal Balance Certificates, an Assumed Certificate Coupon equal to the WAC Rate for each Class of Yield-Priced Principal Balance Certificates, the Modeling Assumptions and 0% CPY, each as agreed to among the sponsors and the Third Party Purchaser.

Determination of Class Sizes of Yield-Priced Principal Balance Certificates. The sponsors determined the Certificate Balance of each class of Yield-Priced Principal Balance Certificates in the same manner described above under “—Determination of Amount of Required Credit Risk Retention—Swap-Priced Principal Balance Certificates—Determination of Class Sizes for Swap-Priced Principal Balance Certificates”.

Determination of Expected Price for the Yield-Priced Principal Balance Certificates. Based on the Assumed Certificate Coupons, the targeted discount yield and the Scheduled Certificate Principal Payments for each class of Yield-Priced Principal Balance Certificates, the sponsors determined the price (the “Yield-Priced Expected Price”) expressed as a percent of the Certificate Balance of that class by determining the net present value of the Scheduled Certificate Principal Payments accruing at the related Assumed Certificate Coupon discounted at the related Discount Yield.

Calculation of Estimated Fair Value of Certificates Fair Value of [Non-VRR] Certificates. Based on the Swap-Priced Expected Prices, the Interest-Only Expected Prices and the Yield-Priced Expected Prices, the sponsors determined the fair value of each class of certificates (other than the Class R Certificates) by multiplying the Swap-Priced Expected Prices, the Interest-Only Expected Prices and the Yield-Priced Expected Prices, as applicable, by the related Certificate Balance or Notional Amount. The sponsors determined the range of fair values for each class of certificates based on the low estimate and high estimate of Swap-Priced Expected Prices, the Interest-Only Expected Prices and the Yield-Priced Expected Prices, as applicable.

[Fair Value of [Class VRR] Certificates]. The sponsors determined the fair value of the [Class VRR] Certificates by (i) calculating the aggregate fair value of all of the certificates (other than the Class R Certificates), (ii) multiplying such aggregate fair value by the Risk Retention Allocation Factor and, (iii) based on the assumption that the restrictions on liquidity (as described under “—Hedging, Transfer and Financing Restrictions” below) constitute an embedded characteristic of the [Class VRR] Certificates rather than an entity specific restriction, applying a liquidity discount. The sponsors determined the range of fair values for the [Class VRR] Certificates based on the low estimate and high estimate of the calculation set forth in clause (i).]

[Fair Value of Class [ARD] Certificates. The sponsors determined that the Class [ARD] Certificates have a fair value equal to zero based on the fact that no Excess Interest is expected to be received and, accordingly, there is no market for the Class [ARD] Certificates.]

Ranges of Fair Values. Based on the Swap-Priced Expected Prices, the Interest-Only Expected Prices and the Yield-Priced Expected Prices, as applicable, and the fair value of the Class [ARD] Certificates, the sponsors determined the estimated fair value of each class of certificates (other than the Class R Certificates) by multiplying the range of the Swap-Priced Expected Prices, the Interest-Only Expected Prices and the Yield-Priced Expected Prices, as applicable, by the related Certificate Balance or Notional Amount. The sponsors determined the range of estimated fair values for each class of certificates based on the low estimate and high estimate of Expected Prices.

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Range of Estimated Fair Values for the Certificates

Class of Certificates	Low Estimate of Fair Value	Base Case Estimate of Fair Value	High Estimate of Fair Value
Class [__]	$[___]	$[___]	$[___]
Class [__]	$[___]	$[___]	$[___]
Class [__]	$[___]	$[___]	$[___]
Total:	$[___]	$[___]	$[___]

The estimated range of fair value for all the certificates (other than the Class R Certificates) is approximately $[ ] to $[ ].

Hedging, Transfer and Financing Restrictions

The Third Party Purchaser will agree to certain hedging, transfer and financing restrictions related to its ownership of the Yield-Priced Principal Balance Certificates consistent with all applicable hedging, transfer and financing restrictions that apply to “third party purchasers” under the Credit Risk Retention Rules.

These restrictions will include an agreement by the Third Party Purchaser not to transfer the Yield-Priced Principal Balance Certificates, except to an MOA (in accordance with the Credit Risk Retention Rules) (which, in the aggregate, are an “eligible horizontal residual interest” for this securitization) until [FIVE YEARS AFTER THE CLOSING DATE]. After that date, the Third Party Purchaser may transfer the eligible horizontal residual interest to a successor third party purchaser or to an MOA as long as the Third Party Purchaser satisfies all applicable provisions of the Credit Risk Retention Rules, including providing the sponsors with complete identifying information for the successor third party purchaser and the successor third party purchaser agreeing to comply with the hedging, transfer, financing and other restrictions applicable to subsequent third party purchasers (and its affiliates) under the Credit Risk Retention Rules.

The restrictions agreed to by the Third Party Purchaser and described under this heading “—Hedging, Transfer and Financing Restrictions” will expire on the earlier of (i) the date that is the latest of (a) the date on which the total unpaid principal balance of the Mortgage Loans has been reduced to 33% of the total unpaid principal balance of the Mortgage Loans as of the Cut-off Date; (b) the date on which the total outstanding Certificate Balance of the certificates has been reduced to 33% of the total outstanding Certificate Balance of the certificates as of the Closing Date; or (c) two years after the Closing Date, (ii) the date on which all of the Mortgage Loans have been defeased in accordance with §43.7(b)(8)(i) of the Credit Risk Retention Rules or (iii) subject to the consent of the Retaining Sponsor (which consent may not be unreasonably withheld), the date on which the Credit Risk Retention Rules have been officially abolished or officially determined by the applicable regulatory agencies to be no longer applicable to this securitization transaction or the Yield-Priced Principal Balance Certificates.]

Operating Advisor

The operating advisor for the transaction is [NAME OF OPERATING ADVISOR], a [FORM OF ORGANIZATION]. As described under “Pooling and Servicing Agreement—The Operating Advisor”, the Operating Advisor will, in general and under certain circumstances described in this prospectus, have the following responsibilities with respect to the Mortgage Loans:

●	review the actions of the special servicer with respect to any Specially Serviced Loan to the extent described in this prospectus and required under the PSA;
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●	review reports provided by the Special Servicer to the extent set forth in the PSA;
●	review for accuracy certain calculations made by the Special Servicer; and
●	issue an annual report (if any Mortgage Loan was a Specially Serviced Loan at any time during the prior calendar year or if an Operating Advisor Consultation Event occurred during the prior calendar year) generally setting forth whether the operating advisor believes, in its sole discretion exercised in good faith, that the special servicer is operating in compliance with the Servicing Standard with respect to its performance of its duties under the PSA with respect to Specially Serviced Loans.

In addition, if the Operating Advisor determines, in its sole discretion exercised in good faith, that (1) the Special Servicer has failed to comply with the Servicing Standard and (2) a replacement of the Special Servicer would be in the best interest of the Certificateholders (as a collective whole), the Operating Advisor will have the right to recommend the replacement of the Special Servicer with respect to the Mortgage Loans. See “Pooling and Servicing Agreement—The Operating Advisor—Recommendation of the Replacement of the Special Servicer” and “—Termination of Master Servicer and Special Servicer for Cause”.

Further, after the occurrence and during the continuance of an Operating Advisor Consultation Event, the Operating Advisor will be required to consult on a non-binding basis with the Special Servicer with respect to Asset Status Reports prepared for each Specially Serviced Loan and with respect to Major Decisions in respect of the Mortgage Loans for which the Operating Advisor has received a Major Decision Reporting Package. The Operating Advisor will generally have no obligations or consultation rights as Operating Advisor under the PSA for this transaction with respect to any Non-Serviced Mortgage Loan or any related REO Property; provided, however, that the Operating Advisor may have limited consultation rights with a Non-Serviced Special Servicer pursuant to the related Non-Serviced PSA. See “Transaction Parties—The Operating Advisor” and “Pooling and Servicing Agreement—The Operating Advisor”.

An “Operating Advisor Consultation Event” will occur when the Certificate Balances of the [ELIGIBLE HORIZONTAL RESIDUAL INTEREST] certificates in the aggregate (taking into account the application of any Cumulative Appraisal Reduction Amounts to notionally reduce the Certificate Balances of such classes) is 25% or less of the initial Certificate Balances of such classes in the aggregate.

The operating advisor will be entitled to compensation in the form of the Operating Advisor Fee, the Operating Advisor Consulting Fee and reimbursement of any Operating Advisor Expenses. For additional information, see “Pooling and Servicing Agreement—Servicing and Other Compensation and Payment of Expenses—Operating Advisor Compensation”.

The operating advisor is required to be an Eligible Operating Advisor at all times that it is acting as operating advisor under the PSA. As a result of [OPERATING ADVISOR]’s experience and independence as described under “Transaction Parties—The Operating Advisor”, the representations and warranties being given by [OPERATING ADVISOR] under the PSA and satisfaction that no payments have been paid by any special servicer to [OPERATING ADVISOR] of any fees, compensation or other remuneration (x) in respect of its obligations under the PSA, or (y) for the appointment or recommendation for replacement of a successor special servicer to become the special servicer, [OPERATING ADVISOR] qualifies as an Eligible Operating Advisor under the PSA.

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For additional information regarding the operating advisor, a description of how the operating advisor satisfies the requirements of an Eligible Operating Advisor, a description of the material terms of the PSA with respect to the operating advisor’s obligations under the PSA and any material conflicts of interest or material potential conflicts of interest between the operating advisor and another party to this securitization transaction, see “Transaction Parties—The Operating Advisor and Asset Representations Reviewer” and “Pooling and Servicing Agreement—The Operating Advisor”.

The disclosures set forth in this prospectus under the headings referenced in the preceding paragraphs are hereby incorporated by reference in this “Credit Risk Retention—Operating Advisor” section.

[Representations and Warranties

[WITH RESPECT TO THIRD PARTY PURCHASER RISK RETENTION ONLY]

[Natixis Real Estate Capital LLC] [and] [,] [Natixis, New York Branch] [and [EACH OTHER SPONSOR]] will make the representations and warranties identified on Annex D-1, subject to the exceptions to these representations and warranties set forth in Annex D-2 (the “Exception Schedules”).

[INSERT APPLICABLE FACTORS USED BY NATIXIS REAL ESTATE CAPITAL LLC, NATIXIS NEW YORK BRANCH, AND ANY OTHER SPONSOR TO INCLUDE THE MORTGAGE LOANS IDENTIFIED ON ANNEX D-2 FOR WHICH EXCEPTIONS WERE MADE TO CERTAIN REPRESENTATIONS AND WARRANTIES, NOTWITHSTANDING THAT THE MORTGAGE LOANS DID NOT COMPLY WITH THE INDICATED REPRESENTATIONS AND WARRANTIES.]]

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Description of the Certificates

General

The certificates will be issued pursuant to a pooling and servicing agreement, among the depositor, the master servicer, the special servicer, the trustee, the certificate administrator, the operating advisor and the asset representations reviewer (the “PSA”) and will represent in the aggregate the entire ownership interest in the issuing entity. The assets of the issuing entity will consist of: (1) the Mortgage Loans, the Trust Subordinate Companion Loan and all payments under and proceeds of the Mortgage Loans and the Trust Subordinate Companion Loan received after the Cut-off Date (exclusive of payments of principal and/or interest due on or before the Cut-off Date and interest relating to periods prior to, but due after, the Cut-off Date); (2) any REO Property but, with respect to any Whole Loan, only to the extent of the issuing entity’s interest in such Whole Loan; (3) those funds or assets as from time to time are deposited in the accounts discussed in “Pooling and Servicing Agreement—Accounts” (but, with respect to any Whole Loan, only to the extent of the issuing entity’s interest in such Whole Loan), if established; (4) the rights of the mortgagee under all insurance policies with respect to its Mortgage Loans; (5) certain rights of the depositor under each MLPA relating to Mortgage Loan document delivery requirements and the representations and warranties of each mortgage loan seller regarding the Mortgage Loans it sold to the depositor; and (6) [with respect to the [FLOATING RATE CLASS] certificates, the Swap Contract, the Class [__] Regular Interest and funds or assets on deposit from time to time in the Floating Rate Account].

The Commercial Mortgage Pass-Through Certificates, Series [SERIES DESIGNATION] will consist of the following classes: the [SENIOR CLASSES], [INTEREST-ONLY CLASSES], Class [EC], Class [A], Class [B], and Class [C], [LOAN-SPECIFIC CLASS], Class R, and Class [ARD] certificates.

[THERE MAY BE OTHER CLASSES REPRESENTING ENTITLEMENTS TO PRINCIPAL AND/OR INTEREST, AND/OR OTHER CASH FLOW PAID BY THE BORROWERS OR THE ISSUING ENTITY, SUCH AS: (1) CLASSES THAT PROVIDE FOR THE ACCRUAL OF INTEREST AT A FIXED RATE, VARIABLE RATE OR ADJUSTABLE RATE; (2) CLASSES THAT ARE SENIOR OR SUBORDINATE TO ONE OR MORE OTHER CLASSES IN ENTITLEMENT TO CERTAIN DISTRIBUTIONS ON THE CERTIFICATES; (3) CLASSES THAT ARE PRINCIPAL ONLY CERTIFICATES ENTITLED TO DISTRIBUTIONS OF PRINCIPAL, WITH DISPROPORTIONATELY SMALL, NOMINAL OR NO DISTRIBUTIONS OF INTEREST; (4) CLASSES THAT ARE INTEREST-ONLY CERTIFICATES ENTITLED TO DISTRIBUTIONS OF INTEREST, WITH DISPROPORTIONATELY SMALL, NOMINAL OR NO DISTRIBUTIONS OF PRINCIPAL; (5) CLASSES THAT PROVIDE FOR DISTRIBUTIONS OF INTEREST ON, OR PRINCIPAL OF, THOSE CERTIFICATES THAT COMMENCE ONLY AFTER THE OCCURRENCE OF CERTAIN EVENTS, SUCH AS THE RETIREMENT OF ONE OR MORE OTHER CLASSES OF CERTIFICATES OF THAT SERIES; (6) CLASSES THAT PROVIDE FOR DISTRIBUTIONS OF PRINCIPAL OF THOSE CERTIFICATES TO BE MADE, FROM TIME TO TIME OR FOR DESIGNATED PERIODS, AT A RATE THAT IS FASTER, AND, IN SOME CASES, SUBSTANTIALLY FASTER, OR SLOWER, AND, IN SOME CASES, SUBSTANTIALLY SLOWER, THAN THE RATE AT WHICH PAYMENTS OR OTHER COLLECTIONS OF PRINCIPAL ARE RECEIVED ON THE MORTGAGE LOANS; (7) CLASSES THAT PROVIDE FOR CONTROLLED DISTRIBUTIONS OF PRINCIPAL TO BE MADE BASED ON A SPECIFIED PAYMENT SCHEDULE OR OTHER METHODOLOGY, SUBJECT TO AVAILABLE FUNDS; (8) CLASSES AS TO WHICH ACCRUED INTEREST IS ADDED TO THE PRINCIPAL BALANCE OF THE CLASS FOR A PERIOD OF TIME; AND/OR (9) CLASSES THAT

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PROVIDE FOR DISTRIBUTIONS BASED ON COLLECTIONS OF PREPAYMENT PREMIUMS ON THE MORTGAGE LOANS]

The [SENIOR CLASSES] certificates (other than the Class [__] certificates) and the certificates with a notional amount are referred to collectively in this prospectus as the “Senior Certificates”. The [SUBORDINATE CLASSES] certificates are referred to collectively in this prospectus as the “Subordinate Certificates”. The certificates other than the [LOAN-SPECIFIC CLASS] certificates are referred to in this prospectus as the “Pooled Certificates”. The Class R certificates are sometimes referred to in this prospectus as the “Residual Certificates”. The Senior Certificates and the Subordinate Certificates are collectively referred to in this prospectus as the “Regular Certificates”. The Senior Certificates (other than the [INTEREST-ONLY CLASSES] certificates) and the Subordinate Certificates are collectively referred to in this prospectus as the “Principal Balance Certificates”. The [IDENTIFY OFFERED CLASSES] certificates are also referred to in this prospectus as the “Offered Certificates”. The Class [A], Class [B], and Class [C] certificates are collectively referred to in this prospectus as the “Exchangeable Certificates”.

Upon initial issuance, the Principal Balance Certificates, the [LOAN-SPECIFIC CLASS] certificates and the Class [EC] certificates will have the respective Certificate Balances (or, in the case of the respective classes of Exchangeable Certificates, the maximum Certificate Balances), and the [INTEREST-ONLY CLASSES] certificates will have the respective Notional Amounts, shown below (in each case, subject to a variance of plus or minus 5%):

Class	Initial Approximate Certificate Balance or Notional Amount

(1)	The Exchangeable Certificates may be exchanged for Class [EC] certificates, and Class [EC] certificates may be exchanged for the Exchangeable Certificates.
(2)	On the closing date, the issuing entity will issue the Class [A], Class [B], and Class [C] Trust Components, which will have outstanding principal balances on the closing date of $[_______], $[_______] and $[_______], respectively. The Exchangeable Certificates will, at all times, represent undivided beneficial ownership interests in the portion of a grantor trust that will hold such Trust Components. Each of the Class [A], Class [B], and Class [C] certificates and Class [EC] certificates will, at all times, represent a beneficial interest in a percentage of the outstanding principal balance of the Class [A], Class [B] and/or Class [C] Trust Components. Following any exchange of Class [A], Class [B], and Class [C] certificates for Class [EC] certificates or any exchange of Class [EC] certificates for Class [A], Class [B], and Class [C] certificates, the percentage interests of the outstanding principal balances of the Class [A], Class [B], and Class [C] Trust Components that is represented by the Class [A], Class [B], and Class [C] certificates will be increased or
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decreased accordingly. The initial Certificate Balance of each class of Exchangeable Certificates shown in the table on the cover page of this prospectus, in the table above and on the back cover of this prospectus represents the maximum Certificate Balance of such class without giving effect to any issuance of Class [EC] certificates. The initial Certificate Balance of the Class [EC] certificates shown in the table on the cover page of this prospectus, in the table above and on the back cover of this prospectus is equal to the aggregate of the maximum initial Certificate Balances of the Exchangeable Certificates, representing the maximum Certificate Balance of the Class [EC] certificates that could be issued in an exchange. The actual Certificate Balance of any class of Exchangeable Certificates issued on the closing date may be less than the maximum Certificate Balance of that class and may be zero. The Certificate Balances of the Exchangeable Certificates to be issued on the closing date will be reduced, in required proportions, by an amount equal to the Certificate Balance of the Class [EC] certificates issued on the closing date. The initial Certificate Balance of any Trust Component will equal the initial Certificate Balance of the class of Exchangeable Certificates having the same alphabetical designation without regard to any exchange of such certificates for Class [EC] certificates.

The “Certificate Balance” of any class of Principal Balance Certificates[, any Trust Component, the [LOAN-SPECIFIC CLASS] certificates and the Class [EC] certificates, as applicable,] outstanding at any time represents the maximum amount that its holders [(or, in the case of a Trust Component, the holders of Exchangeable Certificates evidencing an interest in that Trust Component)] are entitled to receive as distributions allocable to principal from the cash flow on the Mortgage Loans and the other assets in the issuing entity, all as described in this prospectus. On each Distribution Date, the Certificate Balance of each class of Principal Balance Certificates[, each Trust Component and the [LOAN-SPECIFIC CLASS] certificates, as applicable,] will be reduced by any distributions of principal actually made on, and by any Realized Losses actually allocated to, that class of Principal Balance Certificates[, that Trust Component or [LOAN-SPECIFIC CLASS] certificates, as applicable,] on that Distribution Date. In the event that Realized Losses previously allocated to a class of Principal Balance Certificates [(exclusive of the Exchangeable Certificates), Trust Component (and, therefore, the applicable Exchangeable Certificates) or [LOAN-SPECIFIC CLASS] certificates, as applicable,] in reduction of its Certificate Balance are recovered subsequent to such Certificate Balance being reduced to zero, holders of such class or Principal Balance Certificates [or [LOAN-SPECIFIC CLASS] certificates (or Exchangeable Certificates evidencing an interest in such Trust Component)] may receive distributions in respect of such recoveries in accordance with the distribution priorities described under “—Distributions—Priority of Distributions” below. [“Trust Component” means any of the Class [A] Trust Component, Class [B] Trust Component or Class [C] Trust Component.]

[“Class [A] Percentage Interest” means, the quotient of the Certificate Balance of the Class [A] Certificates divided by the Certificate Balance of the Class [A] Trust Component. As of the closing date, the Class [A] Percentage Interest will be 100.0%.

“Class [A] Trust Component” means an interest issued as a regular interest in the Upper-Tier REMIC with a Pass-Through Rate equal to [_____]% per annum. The Class [A] Certificates will represent beneficial ownership of the Class [A] Percentage Interest of the Class [A] Trust Component, and the Class [EC] certificates will represent beneficial ownership of, among other things, the Class [A]-Exchange Percentage Interest of the Class [A] Trust Component. The Class [A] Trust Component will be held in the Grantor Trust.

“Class [A]-Exchange Percentage Interest” means 100.0% minus the Class [A] Percentage Interest. As of the closing date, the Class [A]-Exchange Percentage Interest will be 0.0%.

“Class [B] Percentage Interest” means, the quotient of the Certificate Balance of the Class [B] certificates divided by the Certificate Balance of the Class [B] Trust Component. As of the closing date, the Class [B] Percentage Interest will be 100.0%.

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“Class [B] Trust Component” means an interest issued as a regular interest in the Upper-Tier REMIC with a Pass-Through Rate equal to a per annum rate equal to the lesser of [____]% and the WAC Rate. The Class [B] certificates will represent beneficial ownership of the Class [B] Percentage Interest of the Class [B] Trust Component, and the Class [EC] certificates will represent beneficial ownership of, among other things, the Class [B]-Exchange Percentage Interest of the Class [B] Trust Component. The Class [B] Trust Component will be held in the Grantor Trust.

“Class [B]-Exchange Percentage Interest” means 100.0% minus the Class [B] Percentage Interest. As of the closing date, the Class [B]-Exchange Percentage Interest will be 0.0%.

“Class [C] Percentage Interest” means, the quotient of the Certificate Balance of the Class [C] certificates divided by the Certificate Balance of the Class [C] Trust Component. As of the closing date, the Class [C] Percentage Interest will be 100.0%.

“Class [C] Trust Component” means an interest issued as a regular interest in the Upper-Tier REMIC with a Pass-Through Rate equal to a per annum rate equal to the WAC Rate. The Class [C] certificates will represent beneficial ownership of the Class [C] Percentage Interest of the Class [C] Trust Component, and the Class [EC] certificates will represent beneficial ownership of, among other things, the Class [C]-Exchange Percentage Interest of the Class [C] Trust Component. The Class [C] Trust Component will be held in the Grantor Trust.

“Class [C]-Exchange Percentage Interest” means 100.0% minus the Class [C] Percentage Interest. As of the closing date, the Class [C]-Exchange Percentage Interest will be 0.0%.

“Class [EC] Component” means any of the Class [EC] Component [A], Class [EC] Component [B] or Class [EC] Component [C].

“Class [EC] Component [A]” means the portion of the Class [A] Trust Component equal to the Class [A]-Exchange Percentage Interest of the Class [A] Trust Component.

“Class [EC] Component [B]” means the portion of the Class [B] Trust Component equal to the Class [B]-Exchange Percentage Interest of the Class [B] Trust Component.

“Class [EC] Component [C]” means the portion of the Class [C] Trust Component equal to the Class [C]-Exchange Percentage Interest of the Class [C] Trust Component.]

The Residual Certificates will not have a Certificate Balance or entitle their holders to distributions of principal or interest.

The [INTEREST-ONLY CLASSES] certificates will not have Certificate Balances, nor will they entitle their holders to distributions of principal, but the [INTEREST-ONLY CLASSES] certificates will represent the right to receive distributions of interest in an amount equal to the aggregate interest accrued on their respective notional amounts (each, a “Notional Amount”). The Notional Amount of the [INTEREST-ONLY CLASS] certificates will equal the aggregate of the Certificate Balances of the Class [__] and Class [__] certificates [and the Class [__] Trust Component.] The initial Notional Amount of the [INTEREST-ONLY CLASS] certificates will be approximately $[_______]. [The Notional Amount of the [INTEREST-ONLY CLASS] certificates will equal the Certificate Balance of the Class [__] certificates and the Class [__] and Class [__] Trust Components.]

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[The Class [ARD] certificates will not have a Certificate Balance nor will they entitle their holders to distributions of principal, but the Class [ARD] certificates will represent the right to receive [a portion of the] Excess Interest received on any ARD Loan.

“Excess Interest” with respect to the ARD Loan is the interest accrued at the Revised Rate in respect of such ARD Loan in excess of the interest accrued at the Initial Rate, plus any related interest accrued on such amounts, to the extent permitted by applicable law and the related Mortgage Loan documents.

The Trust Subordinate Companion Loan will be held by the [___] Subordinate Companion Loan REMIC (the “Subordinate Companion Loan REMIC”) and the Mortgage Loans (other than the Subordinate Companion Loan and any Excess Interest) will be held by the lower-tier REMIC (the “Lower-Tier REMIC” and, collectively with the Subordinate Companion Loan REMIC, the “Lower-Tier REMICs”). The certificates [(other than the [ARD Class] certificates, the Exchangeable Certificates and the Class [EC] certificates)] will be issued by the upper-tier REMIC (the “Upper-Tier REMIC”) (collectively with the Lower-Tier REMICs, the “Trust REMICs”). [The [ARD Class] certificates, the Exchangeable Certificates and the Class [EC] certificates will be issued by the grantor trust (the “Grantor Trust”).]

[Exchanges of Exchangeable Certificates]

[Exchanges

Groups of Exchangeable Certificates (i.e., each of Class [A]. Class [B] and Class [C] certificates) may be exchanged for Class [EC] certificates and vice versa, in whole or in part, as described more fully below. This process may occur repeatedly. However, exchanges will no longer be permitted following the date when the then-current principal balance of the Class [A] Trust Component (and, correspondingly, to the extent evidencing an interest in the Class [A] Trust Component, the Class [A] certificates and the applicable component of the Class [EC] certificates) is reduced to zero as a result of the payment in full of all interest and principal on that Trust Component.

Following the closing date, Exchangeable Certificates that collectively evidence a uniform Tranche Percentage Interest in each Trust Component (such certificates in the aggregate, an “Exchangeable Proportion”) will be exchangeable on the books of DTC for Class [EC] certificates that represent the same Tranche Percentage Interest in each Trust Component as the certificates to be surrendered, and any Class [EC] certificates will be exchangeable on the books of DTC for Exchangeable Certificates that evidence the same Tranche Percentage Interest in each Trust Component as the Class [EC] certificates to be surrendered. For these purposes, the “Tranche Percentage Interest” of any certificate in relation to a Trust Component is the ratio, expressed as a percentage, of (a) the Certificate Balance of that certificate (or, in the case of a Class [EC] certificate, the principal amount of the component of such certificate with the same letter designation as that Trust Component) to (b) the outstanding principal balance of that Trust Component.

For example, an investor that owns $[_______] of Class [A] certificates, $[_______] of Class [B] certificates, and $[_______] of Class [C] certificates would be entitled to exchange such certificates following the procedures described below for $[_________] of Class [EC] certificates. Similarly, an investor that owns $[_________] of Class [EC] certificates would be entitled to exchange such certificates following the procedures described below for $[_______] of Class [A] certificates, $[_______] of Class [B] certificates, and $[_______] of Class [C] certificates. Investors are permitted to exchange any lesser Certificate Balance of such Exchangeable Certificates for Class [EC] certificates so

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long as such Exchangeable Certificates are exchanged in the same relative proportions as described above.

There will be no limit on the number of exchanges authorized under the exchange provisions of the PSA. Subject to compliance with the exchange procedures described below under “—Procedures” and the requirement that a Certificateholder is the beneficial owner of the requisite classes of certificates in the required Exchange Proportion, there are no other conditions or limitations to the exchange of Exchangeable Certificates. In all cases, however, an exchange may not occur if the face amount of the certificates to be received in the exchange would not represent an authorized denomination for the relevant class as described under “—Delivery, Form, Transfer and Denomination” below. In addition, the depositor will have the right to make or cause exchanges on the closing date pursuant to instructions delivered to the certificate administrator on the closing date.

The various amounts distributable on the Class [EC] certificates on each Distribution Date in respect of Interest Accrual Amounts, Interest Distribution Amounts, Principal Distribution Amounts, reimbursements of Realized Losses and yield maintenance charges allocated to any of the respective Tranche Percentage Interests in the Trust Components represented by the Class [EC] certificates will be so distributed in a single, aggregate distribution to the holders of the Class [EC] certificates on such Distribution Date. In addition, the Class [EC] certificates will be allocated the aggregate amount of Realized Losses, Interest Shortfalls and other interest shortfalls (including those resulting from Appraisal Reduction Events) corresponding to the Tranche Percentage Interests in the Trust Components represented by the Class [EC] certificates. See “—Distributions” below.

For a discussion of the federal income tax consequences of the acquisition, ownership and disposition of the Exchangeable Certificates, see “Material Federal Income Tax Considerations—Taxation of Class [EC] and Exchangeable Certificates”.

Procedures

If a Certificateholder wishes to exchange Exchangeable Certificates for Class [EC] certificates, or Class [EC] certificates for Exchangeable Certificates, such Certificateholder must notify the certificate administrator by e-mail at [____] no later than three business days prior to the proposed date of such exchange (the “Exchange Date”). The Exchange Date can be any business day other than the first or last business day of the month. In addition, the Certificateholder must provide notice on the Certificateholder’s letterhead, which notice must carry a medallion stamp guarantee and set forth the following information: the CUSIP numbers of the Exchangeable Certificates to be exchanged and received, the original and outstanding Certificate Balance of the Exchangeable Certificates to be exchanged and received, the Certificateholder’s DTC participant number and the proposed Exchange Date. The Certificateholder and the certificate administrator will utilize the “deposit and withdrawal system” at DTC to effect the exchange.

The aggregate principal and interest entitlements of the certificates received must equal the aggregate entitlements of the certificates surrendered. The notice of exchange will become irrevocable on the 2nd business day before the proposed Exchange Date.

The first distribution on an Exchangeable Certificate or Class [EC] certificates will be made in the month following the month of exchange to the Certificateholder of record as of the applicable Record Date for such certificate. Neither the certificate administrator nor the depositor will have any obligation to ensure the availability of the applicable certificates to accomplish any exchange.]

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Distributions

Method, Timing and Amount

Distributions on the certificates are required to be made by the certificate administrator, to the extent of available funds as described in this prospectus, on the [__] business day following each Determination Date (each, a “Distribution Date”). The “Determination Date” will be the [__] day of each calendar month (or, if the [__] calendar day of that month is not a business day, then the next business day) commencing in [______].

All distributions (other than the final distribution on any certificate) are required to be made to the Certificateholders in whose names the certificates are registered at the close of business on each Record Date. With respect to any Distribution Date, the “Record Date” will be the [last business day of the month preceding the month in which that Distribution Date occurs]. These distributions are required to be made by wire transfer in immediately available funds to the account specified by the Certificateholder at a bank or other entity having appropriate facilities to accept such funds, if the Certificateholder has provided the certificate administrator with written wiring instructions no less than 5 business days prior to the related Record Date (which wiring instructions may be in the form of a standing order applicable to all subsequent distributions) or otherwise by check mailed to the Certificateholder. The final distribution on any certificate is required to be made in like manner, but only upon presentation and surrender of the certificate at the location that will be specified in a notice of the pendency of the final distribution. All distributions made with respect to a class of certificates will be allocated pro rata among the outstanding certificates of that class based on their respective Percentage Interests.

The “Percentage Interest” evidenced by any certificate (other than a Class R [or Class [ARD]] certificate) will equal its initial denomination as of the Closing Date divided by the initial Certificate Balance or Notional Amount, as applicable, of the related class. [For these purposes on any date of determination, the “initial denomination as of the closing date” of any Exchangeable Certificate or any Class [EC] certificate received in an exchange will be determined as if such certificate was part of the related class on the closing date, the “initial denomination as of the closing date” of any Exchangeable Certificate or any Class [EC] certificate surrendered in an exchange will be determined as if such certificate was not part of the related class on the closing date and the initial Certificate Balance of the related class of Exchangeable Certificates or Class [EC] certificates will be determined as if such class consisted only of the certificates composing the class on that date of determination and such certificates had been outstanding as of the closing date.]

The master servicer is authorized but not required to direct the investment of funds held in the Collection Account in U.S. government securities and other obligations that satisfy criteria established by the Rating Agencies (“Permitted Investments”). The master servicer will be entitled to retain any interest or other income earned on such funds and the master servicer will be required to bear any losses resulting from the investment of such funds, as provided in the PSA. The certificate administrator is authorized but not required to direct the investment of funds held in the Lower-Tier REMIC Distribution Account, the Upper-Tier REMIC Distribution Account, the Interest Reserve Account, the related companion distribution account, the Exchangeable Distribution Account, the Excess Interest Distribution Account and the Gain-on-Sale Reserve Account in Permitted Investments. The certificate administrator will be entitled to retain any interest or other income earned on such funds and the certificate administrator will be required to bear any losses resulting from the investment of such funds, as provided in the PSA.

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Available Funds

The aggregate amount available for distribution to holders of the certificates [and any Trust Component (other than the [LOAN-SPECIFIC CLASS] certificates)] on each Distribution Date (the “Available Funds”) will, in general, equal the sum of the following amounts (without duplication):

(a)  the aggregate amount of all cash received on the Mortgage Loans [(in the case of the Non-Serviced Mortgage Loan, only to the extent received by the issuing entity pursuant to the Non-Serviced PSA)] and any REO Property that is on deposit in the Collection Account (in each case, exclusive of any amount on deposit in or credited to any portion of the Collection Account that is held for the benefit of the holder of any related Companion Loan), as of the Master Servicer Remittance Date, exclusive of (without duplication):

●	all scheduled payments of principal and/or interest and any balloon payments paid by the borrowers of a Mortgage Loan (the “Periodic Payments”), that are due on a Due Date after the end of the related Collection Period, excluding interest relating to periods prior to, but due after, the Cut-off Date;
●	all unscheduled payments of principal (including prepayments), unscheduled interest, net liquidation proceeds, net insurance proceeds and net condemnation proceeds and other unscheduled recoveries received subsequent to the related Determination Date (or, with respect to voluntary prepayments of principal of each Mortgage Loan with a Due Date occurring after the related Determination Date, subsequent to the related Due Date) allocable to the Mortgage Loans;
●	all amounts in the Collection Account that are due or reimbursable to any person other than the Certificateholders;
●	with respect to each Actual/360 Loan and any Distribution Date occurring in each February and in any January occurring in a year that is not a leap year (unless such Distribution Date is the final Distribution Date), the related Withheld Amount to the extent those funds are on deposit in the Collection Account;
●	all Excess Interest allocable to the Mortgage Loans (which is separately distributed to the holders of the Class [ARD] certificates);
●	all yield maintenance charges and prepayment premiums;
●	all amounts deposited in the Collection Account in error; and
●	any late payment charges or accrued interest on a Mortgage Loan allocable to the default interest rate for such Mortgage Loan, to the extent permitted by law, excluding any interest calculated at the Mortgage Rate for the related Mortgage Loan;

(b)  if and to the extent not already included in clause (a), the aggregate amount transferred from the REO Account allocable to the Mortgage Loans to the Collection Account for such Distribution Date;

(c)  all Compensating Interest Payments made by the master servicer with respect to the Mortgage Loans with respect to such Distribution Date and P&I Advances made by the master servicer or the trustee, as applicable, with respect to the Distribution Date

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(net of certain amounts that are due or reimbursable to persons other than the Certificateholders); and

(d)  with respect to each Actual/360 Loan and any Distribution Date occurring in each March (or February, if such Distribution Date is the final Distribution Date), the related Withheld Amounts as required to be deposited in the Lower-Tier REMIC Distribution Account pursuant to the PSA.

The “Collection Period” for each Distribution Date and any Mortgage Loan (including any Companion Loan) will be the period commencing on the day immediately following the Due Date for such Mortgage Loan (including any Companion Loan) in the month preceding the month in which that Distribution Date occurs or the date that would have been the Due Date if such Mortgage Loan (including any Companion Loan) had a Due Date in such preceding month and ending on and including the Due Date for such Mortgage Loan (including any related Companion Loan) occurring in the month in which that Distribution Date occurs. Notwithstanding the foregoing, in the event that the last day of a Collection Period (or applicable grace period) is not a business day, any Periodic Payments received with respect to Mortgage Loans (including any Companion Loan) relating to such Collection Period on the business day immediately following such day will be deemed to have been received during such Collection Period and not during any other Collection Period.

“Due Date” means, with respect to each Mortgage Loan (including any Companion Loan), the date on which scheduled payments of principal, interest or both are required to be made by the related borrower.

Priority of Distributions

On each Distribution Date, for so long as the Certificate Balances or Notional Amounts of the Regular Certificates have not been reduced to zero, the certificate administrator is required to apply amounts on deposit in the Distribution Account [(excluding amounts relating to the Trust Subordinate Companion Loan)], to the extent of the Available Funds, in the following order of priority:

First, to the [APPLICABLE SENIOR CLASSES] certificates, in respect of interest, up to an amount equal to, and pro rata in accordance with, the respective Interest Distribution Amounts for those classes;

Second, to the [APPLICABLE SENIOR CLASSES] certificates, in reduction of the Certificate Balances of those classes, in the following priority (prior to the Cross-Over Date):

(i)       [INSERT PRINCIPAL PAYMENT PRIORITIES FOR THE SENIOR CLASSES]

Third, to the [APPLICABLE SENIOR CLASSES] certificates, pro rata (based upon the aggregate unreimbursed Realized Losses previously allocated to each such class), first, (i) up to an amount equal to the aggregate unreimbursed Realized Losses previously allocated to each such class, and then, (ii) to interest on the amount set forth in clause (i) at the Pass-Through Rate for such class compounded monthly from the date the related Realized Loss was allocated to such class until the date such Realized Loss is reimbursed;

Fourth, to the Class [A] Trust Component and, thus, concurrently, to the Class [A] certificates, in respect of interest, up to an amount equal to the Class [A] Percentage Interest multiplied by the aggregate Interest Distribution Amount with respect to the Class [A] Trust Component, and to the Class [EC] certificates, in respect of interest, up

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to an amount equal to the Class [A]-Exchange Percentage Interest multiplied by the aggregate Interest Distribution Amount with respect to the Class [A] Trust Component, pro rata in proportion to their respective percentage interests in the Class [A] Trust Component;

Fifth, after the Certificate Balances of the [APPLICABLE SENIOR CLASSES] have been reduced to zero, to the Class [A] Trust Component and, thus, concurrently, to the Class [A] certificates, in reduction of their Certificate Balance, up to an amount equal to the Class [A] Percentage Interest multiplied by the Principal Distribution Amount for such Distribution Date, less the portion of such Principal Distribution Amount distributed pursuant to all prior clauses, and to the Class [EC] certificates, in reduction of their Certificate Balance, up to an amount equal to the Class [A]-Exchange Percentage Interest multiplied by the Principal Distribution Amount for such Distribution Date, less the portion of such Principal Distribution Amount distributed pursuant to all prior clauses, pro rata in proportion to their respective percentage interests in the Class [A] Trust Component, until the Certificate Balance of the Class [A] Trust Component is reduced to zero;

Sixth, to the Class [A] Trust Component and, thus, concurrently, to the Class [A] certificates, up to an amount equal to the Class [A] Percentage Interest multiplied by the aggregate of unreimbursed Realized Losses previously allocated to the Class [A] Trust Component, plus interest on that amount at the Pass-Through Rate for such Trust Component compounded monthly from the date the related Realized Loss was allocated to such Trust Component, and to the Class [EC] certificates, up to an amount equal to the Class [A]-Exchange Percentage Interest multiplied by the aggregate of unreimbursed Realized Losses previously allocated to the Class [A] Trust Component, plus interest on that amount at the Pass-Through Rate for such Trust Component compounded monthly from the date the related Realized Loss was allocated to such Trust Component, pro rata in proportion to their respective percentage interests in the Class [A] Trust Component;

Seventh, [ADD SIMILAR CLAUSES TO CLAUSES FOURTH, FIFTH AND SIXTH FOR OTHER EXCHANGEABLE CLASSES]

Eighth, to the Class [__] certificates, in respect of interest, up to an amount equal to the Interest Distribution Amount with respect to such class;

Ninth, to the Class [__] certificates, in reduction of their Certificate Balance, up to an amount equal to the Principal Distribution Amount for such Distribution Date, less the portion of such Principal Distribution Amount distributed pursuant to all prior clauses, until their Certificate Balance is reduced to zero;

Tenth, to the Class [__] certificates, up to an amount equal to the aggregate of unreimbursed Realized Losses previously allocated to such class, plus interest on that amount at the Pass-Through Rate for such class compounded monthly from the date the related Realized Loss was allocated to such class;

Eleventh, [ADD SIMILAR CLAUSES TO CLAUSES EIGHTH, NINTH AND TENTH FOR OTHER SUBORDINATE CLASSES THAT ARE NOT EXCHANGEABLE CLASSES]; and

Twelfth, to the Class R certificates, any remaining amounts.

Notwithstanding the foregoing, on each Distribution Date occurring on and after the Cross-Over Date, regardless of the allocation of principal payments described in clause Second above, the Principal Distribution Amount for such Distribution Date is required to be

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distributed pro rata (based on their respective outstanding Certificate Balances), among the [APPLICABLE SENIOR CLASSES] certificates, in reduction of their respective Certificate Balances. The “Cross-Over Date” means the Distribution Date on which the Certificate Balances of the Subordinate Certificates (calculated without giving effect to any exchange of the Exchangeable Certificates for Class [EC] certificates or the Principal Distribution Amount on such Distribution Date) have all previously been reduced to zero as a result of the allocation of Realized Losses to those certificates.

Reimbursement of previously allocated Realized Losses will not constitute distributions of principal for any purpose and will not result in an additional reduction in the Certificate Balance of the class of certificates in respect of which a reimbursement is made.

Pass-Through Rates

The interest rate (the “Pass-Through Rate”) applicable to each class of certificates (other than the Class R, [Class [ARD] and [LOAN-SPECIFIC CLASS] certificates]) or any Trust Component for any Distribution Date will equal the rates set forth below:

The Pass-Through Rate on the [IDENTIFY APPLICABLE CLASS] certificates will be a per annum rate equal to [ ]%.

The Pass-Through Rate on the [IDENTIFY APPLICABLE CLASS] certificates will be a per annum rate equal to [_____]%, subject to a maximum rate equal to the WAC Rate.

The Pass-Through Rate on the [IDENTIFY APPLICABLE CLASS] certificates will be a per annum rate equal to the WAC Rate.

The Pass-Through Rate on the [IDENTIFY APPLICABLE CLASS] certificates will be a per annum rate equal to the WAC Rate minus [ ]%.

The Pass-Through Rate applicable to the [INTEREST-ONLY CLASS] certificates for the initial Distribution Date will equal approximately [ ]% per annum.

The Pass-Through Rate for the [INTEREST-ONLY CLASS] certificates for any Distribution Date will equal the excess, if any of (a) the WAC Rate for the related Distribution Date, over (b) the weighted average of the Pass-Through Rates on the [IDENTIFY APPLICABLE CLASSES] certificates for such Distribution Date, weighted on the basis of their respective Certificate Balances (calculated without giving effect to any exchange and conversion of any Class [A], Class [B] and Class [C] certificates for Class [EC] certificates) immediately prior to that Distribution Date.

[=The Class [EC] certificates will not have a Pass-Through Rate, but will be entitled to receive the sum of the interest distributable on the percentage interests of the Class [A], Class [B], and Class [C] Trust Components represented by the Class [EC] certificates. The Pass-Through Rates on the Class [A], Class [B], and Class [C] Trust Components will at all times be the same as the Pass-Through Rate of the Class [A], Class [B], and Class [C] certificates.]

[The Class [ARD] certificates will not have a Pass-Through Rate or be entitled to distributions in respect of interest other than Excess Interest actually collected from the borrower, if any, with respect to the ARD Loan.]

The “WAC Rate” with respect to any Distribution Date is equal to the weighted average of the applicable Net Mortgage Rates of the Mortgage Loans (including the Non-Serviced Mortgage Loan) as of the first day of the related Collection Period, weighted on the basis of

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their respective Stated Principal Balances as of the first day of such Collection Period (after giving effect to any payments received during any applicable grace period).

The “Net Mortgage Rate” for each Mortgage Loan [(including any Non-Serviced Mortgage Loan) and any REO Loan (other than the portion of the REO Loan related to any Companion Loan)] is equal to the related Mortgage Rate then in effect [(without regard to any increase in the interest rate of any ARD Loan after the related Anticipated Repayment Date)], less the related Administrative Cost Rate; provided, however, that for purposes of calculating Pass-Through Rates and Withheld Amounts, the Net Mortgage Rate for any Mortgage Loan will be determined without regard to any modification, waiver or amendment of the terms of the related Mortgage Loan, whether agreed to by the master servicer or the special servicer or resulting from a bankruptcy, insolvency or similar proceeding involving the related borrower. Notwithstanding the foregoing, for Mortgage Loans that do not accrue interest on a 30/360 Basis, then, solely for purposes of calculating the Pass-Through Rate on the Regular Certificates [(and Trust Components)], the Net Mortgage Rate of any Mortgage Loan for any one-month period preceding a related Due Date will be the annualized rate at which interest would have to accrue in respect of the Mortgage Loan on the basis of a 360-day year consisting of twelve 30-day months in order to produce the aggregate amount of interest actually required to be paid in respect of the Mortgage Loan during the one-month period at the related Net Mortgage Rate; provided, however, that with respect to each Actual/360 Loan, the Net Mortgage Rate for the one-month period (1) prior to the Due Dates in January and February in any year which is not a leap year or in February in any year which is a leap year (in either case, unless the related Distribution Date is the final Distribution Date) will be determined exclusive of Withheld Amounts, and (2) prior to the Due Date in March (or February, if the related Distribution Date is the final Distribution Date), will be determined inclusive of Withheld Amounts for the immediately preceding February and January, as applicable. With respect to any REO Loan, the Net Mortgage Rate will be calculated as described above, as if the predecessor Mortgage Loan had remained outstanding.

“Administrative Cost Rate” as of any date of determination will be a per annum rate equal to the sum of the Servicing Fee Rate, the Certificate Administrator/Trustee Fee Rate, the Operating Advisor Fee Rate, the Asset Representations Reviewer Fee Rate and the CREFC® Intellectual Property Royalty License Fee Rate.

“Mortgage Rate” with respect to any Mortgage Loan [(including the Non-Serviced Mortgage Loan)] or any related Companion Loan is the per annum rate at which interest accrues on the Mortgage Loan or the related Companion Loan as stated in the related Mortgage Note or the promissory note evidencing such Companion Loan without giving effect to any default rate or Revised Rate.

[IF ANY CLASSES ARE FLOATING RATE CLASSES, INFORMATION WILL BE PROVIDED AS TO THE INDEX USED TO CALCULATE THE FLOATING RATE OF INTEREST, SUCH AS SOFR, PRIME RATE, COMMERCIAL PAPER RATE, CONSTANT MATURITY TREASURY SECURITY RATE, FEDERAL FUNDS RATE, TREASURY BILL RATE AND/OR OTHER APPLICABLE INDEX]

Interest Distribution Amount

The “Interest Distribution Amount” with respect to any Distribution Date and each class of Certificates and any Trust Component will equal (A) the sum of (i) the Interest Accrual Amount with respect to such class or Trust Component for such Distribution Date and (ii) the Interest Shortfall, if any, with respect to such class or Trust Component for such Distribution Date, less (B) any Excess Prepayment Interest Shortfall allocated to such class or Trust Component on such Distribution Date.

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The “Interest Accrual Amount” with respect to any Distribution Date and any class of Certificates and any Trust Component is equal to interest for the related Interest Accrual Period accrued at the Pass-Through Rate for such class [or Trust Component] on the Certificate Balance or Notional Amount, as applicable, for such class immediately prior to that Distribution Date. Calculations of interest for each Interest Accrual Period will be made on [30/360 Basis], except that interest on the [LOAN-SPECIFIC CLASS] certificates will be calculated on an [Actual/360 Basis]. [THERE MAY BE OTHER INTEREST CALCULATION CONVENTIONS, SUCH AS ACTUAL/365, AND ACTUAL/ACTUAL]

An “Interest Shortfall” with respect to any Distribution Date for any class of Regular Certificates and any Trust Component is the sum of (a) the portion of the Interest Distribution Amount for such class or Trust Component remaining unpaid as of the close of business on the preceding Distribution Date, and (b) to the extent permitted by applicable law[, (i) other than in the case of certificates with a Notional Amount, one month’s interest on that amount remaining unpaid at the Pass-Through Rate applicable to such class or Trust Component for the current Distribution Date and (ii) in the case of the certificates with a Notional Amount, one-month’s interest on that amount remaining unpaid at the WAC Rate for such Distribution Date].

The “Interest Accrual Period” for each Distribution Date will be the calendar month prior to the month in which that Distribution Date occurs.

Principal Distribution Amount

The “Principal Distribution Amount” for any Distribution Date will be equal to the sum of the following amounts:

(a)  the Principal Shortfall for that Distribution Date,

(b)  the Scheduled Principal Distribution Amount for that Distribution Date, and

(c)  the Unscheduled Principal Distribution Amount for that Distribution Date;

provided that the Principal Distribution Amount for any Distribution Date will be reduced, to not less than zero, by the amount of any reimbursements of:

(A) Nonrecoverable Advances (including any servicing advance with respect to the Non-Serviced Mortgage Loan under the Non-Serviced PSA reimbursed out of general collections on the Mortgage Loans), with interest on such Nonrecoverable Advances at the Reimbursement Rate, that are paid or reimbursed from principal collections on the Mortgage Loans in a period during which such principal collections would have otherwise been included in the Principal Distribution Amount for such Distribution Date, and

(B) Workout-Delayed Reimbursement Amounts paid or reimbursed from principal collections on the Mortgage Loans in a period during which such principal collections would have otherwise been included in the Principal Distribution Amount for such Distribution Date, provided, further, that in the case of clauses (A) and (B) above, if any of the amounts that were reimbursed from principal collections on the Mortgage Loans (including REO Loans) are subsequently recovered on the related Mortgage Loan (or REO Loan), such recovery will increase the Principal Distribution Amount for the Distribution Date related to the period in which such recovery occurs.

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The “Scheduled Principal Distribution Amount” for each Distribution Date will equal the aggregate of the principal portions of (a) all Periodic Payments (excluding balloon payments) with respect to the Mortgage Loans due during or, if and to the extent not previously received or advanced and distributed to Certificateholders on a preceding Distribution Date, prior to the related Collection Period and all Assumed Scheduled Payments with respect to the Mortgage Loans for the related Collection Period, in each case to the extent paid by the related borrower as of the related Determination Date (or, with respect to each Mortgage Loan with a Due Date occurring, or a grace period ending, after the related Determination Date, the related Due Date or, last day of such grace period, as applicable, to the extent received by the master servicer as of the business day preceding the Master Servicer Remittance Date) or advanced by the master servicer or the trustee, as applicable, and (b) all balloon payments with respect to the Mortgage Loans to the extent received on or prior to the related Determination Date (or, with respect to each Mortgage Loan with a Due Date occurring, or a grace period ending, after the related Determination Date, the related Due Date or, last day of such grace period, as applicable, to the extent received by the master servicer as of the business day preceding the Master Servicer Remittance Date), and to the extent not included in clause (a) above. The Scheduled Principal Distribution Amount from time to time will include all late payments of principal made by a borrower with respect to the Mortgage Loans, including late payments in respect of a delinquent balloon payment, received by the times described above in this definition, except to the extent those late payments are otherwise available to reimburse the master servicer or the trustee, as the case may be, for prior Advances, as described above.

The “Unscheduled Principal Distribution Amount” for each Distribution Date will equal the aggregate of the following: (a) all prepayments of principal received on the Mortgage Loans as of the Determination Date; and (b) any other collections (exclusive of payments by borrowers) received on the Mortgage Loans and any REO Properties on or prior to the related Determination Date whether in the form of Liquidation Proceeds, Insurance and Condemnation Proceeds, net income, rents, and profits from REO Property or otherwise, that were identified and applied by the master servicer as recoveries of previously unadvanced principal of the related Mortgage Loan; provided that all such Liquidation Proceeds and Insurance and Condemnation Proceeds will be reduced by any unpaid Special Servicing Fees, Liquidation Fees, any amount related to the Loss of Value Payments to the extent that such amount was transferred into the Collection Account during the related Collection Period, accrued interest on Advances and other additional trust fund expenses incurred in connection with the related Mortgage Loan, thus reducing the Unscheduled Principal Distribution Amount.

The “Assumed Scheduled Payment” for any Collection Period and with respect to any Mortgage Loan (including the Non-Serviced Mortgage Loan) or Trust Subordinate Companion Loan, as the case may be, that is delinquent in respect of its balloon payment or any REO Loan [(excluding, for purposes of any P&I Advances, the portion allocable to any related Companion Loan)], is an amount equal to the sum of (a) the principal portion of the Periodic Payment that would have been due on such Mortgage Loan or REO Loan on the related Due Date based on the constant payment required by such related Mortgage Note or the original amortization schedule of the Mortgage Loan or Trust Subordinate Companion Loan, as the case may be (as calculated with interest at the related Mortgage Rate), if applicable, assuming the related balloon payment has not become due, after giving effect to any reduction in the principal balance occurring in connection with a modification, a default or a bankruptcy modification (or similar proceeding), and (b) interest on the Stated Principal Balance of that Mortgage Loan, Trust Subordinate Companion Loan or REO Loan [(excluding, for purposes of any P&I Advances, the portion allocable to any related

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Companion Loan)] at its Mortgage Rate (net of interest at the applicable rate at which the Servicing Fee is calculated).

The “Principal Shortfall” for any Distribution Date means the amount, if any, by which (1) the Principal Distribution Amount for the prior Distribution Date exceeds (2) the aggregate amount actually distributed on the preceding Distribution Date in respect of such Principal Distribution Amount.

Certain Calculations with Respect to Individual Mortgage Loans

The “Stated Principal Balance” of each Mortgage Loan and Trust Subordinate Companion Loan will initially equal its unpaid principal balance as of the Cut-off Date or, in the case of a replacement Mortgage Loan, as of the date it is added to the trust, after application of all payments of principal due on or before that date, whether or not those payments have been received and, will be permanently reduced on each subsequent distribution date, to not less than zero, by that portion, if any, of the Principal Distribution Amount for that distribution date that represents principal actually received or advanced on that Mortgage Loan, and the principal portion of any Realized Loss incurred with respect to that Mortgage Loan during the related collection period. However, the “Stated Principal Balance” of any Mortgage Loan in the trust will, in all cases, be zero as of the distribution date following the Collection Period in which it is determined that all amounts ultimately collectable with respect to that Mortgage Loan or any related REO Property have been received. With respect to any Companion Loan on any date of determination, the Stated Principal Balance will equal the unpaid principal balance of such Companion Loan as of such date. With respect to any Whole Loan on any date of determination, the Stated Principal Balance of such Whole Loan will be the sum of the Stated Principal Balance of the related Mortgage Loan and each related Companion Loan on such date. The Stated Principal Balance of a Mortgage Loan, Whole Loan or Trust Subordinate Companion Loan may also be reduced in connection with any modification that reduces the principal amount due on such Mortgage Loan, Trust Subordinate Companion Loan or Whole Loan, as the case may be, or any forced reduction of its actual unpaid principal balance imposed by a court presiding over a bankruptcy proceeding in which the related borrower is the debtor. See “Certain Legal Aspects of Mortgage Loans”. If any Mortgage Loan, Whole Loan or Trust Subordinate Companion Loan is paid in full or the Mortgage Loan, Whole Loan or Trust Subordinate Companion Loan (or any Mortgaged Property acquired in respect of the Mortgage Loan, Whole Loan or Trust Subordinate Companion Loan) is otherwise liquidated, then, as of the first Distribution Date that follows the end of the Collection Period in which that payment in full or liquidation occurred and notwithstanding that a loss may have occurred in connection with any liquidation, the Stated Principal Balance of the Mortgage Loan, Whole Loan or Trust Subordinate Companion Loan will be zero.

For purposes of calculating allocations of, or recoveries in respect of, Realized Losses, as well as for purposes of calculating the Servicing Fee and Certificate Administrator/Trustee Fee payable each month, each REO Property (including any REO Property with respect to the Non-Serviced Mortgage Loan held pursuant to the Non-Serviced PSA) will be treated as if there exists with respect to such REO Property an outstanding Mortgage Loan and, if applicable, each related Companion Loan (an “REO Loan”), and all references to Mortgage Loan or Companion Loan and pool of Mortgage Loans in this prospectus, when used in that context, will be deemed to also be references to or to also include, as the case may be, any REO Loans. Each REO Loan will generally be deemed to have the same characteristics as its actual predecessor Mortgage Loan (including related Companion Loan), including the same fixed Mortgage Rate (and, accordingly, the same Net Mortgage Rate) and the same unpaid principal balance and Stated Principal Balance. Amounts due on the predecessor Mortgage Loan (including related Companion Loan) including any portion of it payable or reimbursable

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to the master servicer, the special servicer, the operating advisor, the asset representations reviewer, the certificate administrator or the trustee, as applicable, will continue to be “due” in respect of the REO Loan; and amounts received in respect of the related REO Property, net of payments to be made, or reimbursement to the master servicer or special servicer for payments previously advanced, in connection with the operation and management of that property, generally will be applied by the master servicer as if received on the predecessor Mortgage Loan, Trust Subordinate Companion Loan or related Companion Loan.

With respect to each Serviced Whole Loan, no amounts relating to the related REO Property or REO Loan allocable to any related Companion Loan will be available for amounts due to the Certificateholders or to reimburse the issuing entity, other than in the limited circumstances related to Servicing Advances, indemnification, Special Servicing Fees and other reimbursable expenses related to such Serviced Whole Loan incurred with respect to such Serviced Whole Loan in accordance with the PSA.

With respect to an AB Whole Loan, no amounts relating to the related REO Property or REO Loan allocable to the Subordinate Companion Loan will be available for amounts due to the holders of the Pooled Certificates, other than indirectly in the limited circumstances related to reimbursement of Servicing Advances, indemnification, Special Servicing Fees and other reimbursable expenses related to an AB Whole Loan incurred with respect to an AB Whole Loan in accordance with the PSA.

[Excess Interest

On each Distribution Date, the certificate administrator is required to distribute any Excess Interest received with respect to the ARD Loan on or prior to the related Determination Date to the holders of the Class [ARD] certificates. Excess Interest will not be available to make distributions to any other class of certificates or to provide credit support for other classes of certificates or offset any interest shortfalls or to pay any other amounts to any other party under the PSA.]

Application Priority of Mortgage Loan Collections or Whole Loan Collections

Absent express provisions in the related Mortgage Loan documents (and, with respect to any Serviced Whole Loan, the related Intercreditor Agreement) or to the extent otherwise agreed to by the related borrower in connection with a workout of a Mortgage Loan, all amounts collected by or on behalf of the issuing entity in respect of any Mortgage Loan in the form of payments from the related borrower, Liquidation Proceeds, condemnation proceeds or insurance proceeds [(excluding, if applicable, in the case of any Serviced Whole Loan, any amounts payable to the holder of the related Companion Loan(s) pursuant to the related Intercreditor Agreement)] will be applied pursuant to the PSA, in the following order of priority:

First, as a recovery of any unreimbursed Advances (including any Workout-Delayed Reimbursement Amount) with respect to the related Mortgage Loan and unpaid interest at the Reimbursement Rate on such Advances and, if applicable, unreimbursed and unpaid additional trust fund expenses;

Second, as a recovery of Nonrecoverable Advances and any interest on those Nonrecoverable Advances at the Reimbursement Rate, to the extent previously paid or reimbursed from principal collections on the Mortgage Loans (as described in the first proviso in the definition of Principal Distribution Amount);

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Third, to the extent not previously so allocated pursuant to clause First or Second above, as a recovery of accrued and unpaid interest on such Mortgage Loan to the extent of the excess of (i) accrued and unpaid interest (exclusive of default interest and Excess Interest) on such Mortgage Loan at the related Mortgage Rate in effect from time to time through the end of the applicable mortgage interest accrual period, over (ii) after taking into account any allocations pursuant to clause Fifth below on earlier dates, the aggregate portion of the accrued and unpaid interest described in subclause (i) of this clause Third that either (A) (x) was not advanced because of the reductions (if any) in the amount of related P&I Advances for such Mortgage Loan that have occurred in connection with related Appraisal Reduction Amounts or (y) with respect to any accrued and unpaid interest that was not advanced due to a determination that the related P&I Advance would be a Nonrecoverable Advance, the amount of interest that (absent such determination of nonrecoverability preventing such P&I Advance from being made) would not have been advanced because of the reductions in the amount of related P&I Advances for such Mortgage Loan that would have occurred in connection with related Appraisal Reduction Amounts, or (B) accrued at the related Net Mortgage Rate on the portion of the Stated Principal Balance of such Mortgage Loan equal to any related Collateral Deficiency Amount in effect from time to time and as to which no P&I Advance was made;

Fourth, to the extent not previously so allocated pursuant to clause First or Second above, as a recovery of principal of such Mortgage Loan then due and owing, including by reason of acceleration of such Mortgage Loan following a default thereunder (or, if the Mortgage Loan has been liquidated, as a recovery of principal to the extent of its entire remaining unpaid principal balance);

Fifth, as a recovery of accrued and unpaid interest on such Mortgage Loan to the extent of the sum of (A) the cumulative amount of the reductions (if any) in the amount of related P&I Advances for such Mortgage Loan that have occurred in connection with related Appraisal Reduction Amounts or would have occurred in connection with related Appraisal Reduction Amounts but for such P&I Advance not having been made as a result of a determination that such P&I Advance would have been a Nonrecoverable Advance, plus (B) any unpaid interest (exclusive of default interest and Excess Interest) that accrued at the related Net Mortgage Rate on the portion of the Stated Principal Balance of such Mortgage Loan equal to any related Collateral Deficiency Amount in effect from time to time and as to which no P&I Advance was made (to the extent collections have not been allocated as recovery of such accrued and unpaid interest pursuant to this clause Fifth on earlier dates);

Sixth, as a recovery of amounts to be currently allocated to the payment of, or , to the extent required under the loan documents, escrowed for the future payment of, real estate taxes, assessments and insurance premiums and similar items relating to such Mortgage Loan;

Seventh, as a recovery of any other reserves to the extent then required to be held in escrow with respect to such Mortgage Loan;

Eighth, as a recovery of any yield maintenance charge or prepayment premium then due and owing under such Mortgage Loan;

Ninth, as a recovery of any late payment charges and default interest then due and owing under such Mortgage Loan;

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Tenth, as a recovery of any assumption fees and Modification Fees then due and owing under such Mortgage Loan;

Eleventh, as a recovery of any other amounts then due and owing under such Mortgage Loan other than remaining unpaid principal (if both consent fees and Operating Advisor Consulting Fees are due and owing, first, allocated to consent fees and then, allocated to Operating Advisor Consulting Fees);

Twelfth, as a recovery of any remaining principal of such Mortgage Loan to the extent of its entire remaining unpaid principal balance; [and

Thirteenth, in the case of an ARD Loan after the related Anticipated Repayment Date, any accrued but unpaid Excess Interest;]

provided that, to the extent required under the REMIC provisions of the Code, payments or proceeds received (or receivable by exercise of the lender’s rights under the related Mortgage Loan documents) with respect to any partial release of a Mortgaged Property (including in connection with a condemnation) at a time when the loan-to-value ratio of the related Mortgage Loan or Serviced Whole Loan exceeds 125%, or would exceed 125% following any partial release (based solely on the value of real property and excluding personal property and going concern value, if any, unless otherwise permitted under the applicable REMIC rules as evidenced by an opinion of counsel provided to the trustee) may be required to be collected and allocated to reduce the principal balance of the Mortgage Loan or Serviced Whole Loan in the manner required by such REMIC provisions.

Collections by or on behalf of the issuing entity in respect of any REO Property (exclusive of the amounts to be allocated to the payment of the costs of operating, managing, leasing, maintaining and disposing of such REO Property [and, if applicable, in the case of any Serviced Whole Loan, exclusive of any amounts payable to the holder of the related Companion Loan(s), as applicable, pursuant to the related Intercreditor Agreement)] will be applied, pursuant to the PSA, in the following order of priority:

First, as a recovery of any unreimbursed Advances (including any Workout-Delayed Reimbursement Amount) with respect to the related Mortgage Loan and interest at the Reimbursement Rate on all Advances and, if applicable, unreimbursed and unpaid additional trust fund expenses with respect to the related Mortgage Loan;

Second, as a recovery of Nonrecoverable Advances and any interest on those Nonrecoverable Advances at the Reimbursement Rate, to the extent previously paid or reimbursed from principal collections on the Mortgage Loans (as described in the first proviso in the definition of Principal Distribution Amount);

Third, to the extent not previously so allocated pursuant to clause First or Second above, as a recovery of accrued and unpaid interest on such Mortgage Loan to the extent of the excess of (i) accrued and unpaid interest (exclusive of default interest and Excess Interest) on such Mortgage Loan at the related Mortgage Rate in effect from time to time through the end of the applicable mortgage interest accrual period, over (ii) after taking into account any allocations pursuant to clause Fifth below or clause Fifth of the prior paragraph on earlier dates, the aggregate portion of the accrued and unpaid interest described in subclause (i) of this clause Third that either (A) (x) was not advanced because of the reductions (if any) in the amount of related P&I Advances for such Mortgage Loan that have occurred in connection with related Appraisal Reduction Amounts or (y) with respect to any accrued and unpaid interest that was not advanced due to a determination that the related P&I Advance would be a Nonrecoverable

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Advance, the amount of interest that (absent such determination of nonrecoverability preventing such P&I Advance from being made) would not have been advanced because of the reductions in the amount of related P&I Advances for such Mortgage Loan that would have occurred in connection with related Appraisal Reduction Amounts, or (B) accrued at the related Net Mortgage Rate on the portion of the Stated Principal Balance of such Mortgage Loan equal to any related Collateral Deficiency Amount in effect from time to time and as to which no P&I Advance was made;

Fourth, to the extent not previously so allocated pursuant to clause First or Second, as a recovery of principal of such Mortgage Loan to the extent of its entire unpaid principal balance;

Fifth, as a recovery of accrued and unpaid interest on such Mortgage Loan to the extent of the sum of (A) the cumulative amount of the reductions (if any) in the amount of related P&I Advances for such Mortgage Loan that have occurred in connection with related Appraisal Reduction Amounts or would have occurred in connection with related Appraisal Reduction Amounts but for such P&I Advance not having been made as a result of a determination by the Master Servicer that such P&I Advance would have been a Nonrecoverable Advance, plus (B) any unpaid interest (exclusive of default interest and Excess Interest) that accrued at the related Net Mortgage Rate on the portion of the Stated Principal Balance of such Mortgage Loan equal to any related Collateral Deficiency Amount in effect from time to time and as to which no P&I Advance was made (to the extent collections have not been allocated as recovery of accrued and unpaid interest pursuant to this clause Fifth or clause Fifth of the prior paragraph on earlier dates);

Sixth, as a recovery of any yield maintenance charge or prepayment premium then due and owing under such Mortgage Loan;

Seventh, as a recovery of any late payment charges and default interest then due and owing under such Mortgage Loan;

Eighth, as a recovery of any assumption fees and Modification Fees then due and owing under such Mortgage Loan;

Ninth, as a recovery of any other amounts then due and owing under such Mortgage Loan other than remaining unpaid principal (if both consent fees and Operating Advisor Consulting Fees are due and owing, first, allocated to consent fees and then, allocated to Operating Advisor Consulting Fees); [and

Tenth, in the case of an ARD Loan after the related Anticipated Repayment Date, any accrued but unpaid Excess Interest].

Allocation of Yield Maintenance Charges and Prepayment Premiums

On each Distribution Date, yield maintenance charges, if any, collected in respect of the Mortgage Loans during the related Collection Period will be required to be distributed by the certificate administrator to the holders of each class of Regular Certificates (excluding the [APPLICABLE CLASSES] certificates) in the following manner: [SPECIFY ALLOCATION METHODOLOGY].

No yield maintenance charge will be distributed to the holders of the [APPLICABLE CLASSES], Class R [or Class [ARD]] certificates. After the Certificate Balances of the [APPLICABLE CLASSES] certificates (and Trust Components) have been reduced to zero, all yield maintenance charges with respect to the Mortgage Loans will be distributed to the

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holders of the [APPLICABLE CLASS] certificates, regardless of whether the Notional Amount of such class of certificates has been reduced to zero.

Any yield maintenance charges payable in respect of the Trust Subordinate Companion Loan will be distributed to the [LOAN-SPECIFIC CLASS] certificates.

For a description of yield maintenance charges, see “Description of the Mortgage Pool—Certain Terms of the Mortgage Loans” and “Certain Legal Aspects of Mortgage Loans—Default Interest and Limitations on Prepayments”.

Assumed Final Distribution Date; Rated Final Distribution Date

The “Assumed Final Distribution Date” with respect to any class of certificates is the Distribution Date on which the Certificate Balance or Notional Amount of that class of certificates would be reduced to zero based on the assumptions set forth below. The Assumed Final Distribution Date with respect to each class of Offered Certificates will in each case be as follows:

Class Designation	Assumed Final Distribution Date

The Assumed Final Distribution Dates set forth above were calculated without regard to any delays in the collection of balloon payments and without regard to delinquencies, defaults or liquidations. Accordingly, in the event of defaults on the Mortgage Loans, the actual final Distribution Date for one or more classes of the Offered Certificates may be later, and could be substantially later, than the related Assumed Final Distribution Date(s).

In addition, the Assumed Final Distribution Dates set forth above were calculated on the basis of a 0% CPR prepayment rate and the Structuring Assumptions. Since the rate of payment (including prepayments) of the Mortgage Loans may exceed the scheduled rate of payments, and could exceed the scheduled rate by a substantial amount, the actual final Distribution Date for one or more classes of the Offered Certificates may be earlier, and could be substantially earlier, than the related Assumed Final Distribution Date(s). The rate of payments (including prepayments) on the Mortgage Loans will depend on the characteristics of the Mortgage Loans, as well as on the prevailing level of interest rates and other economic factors, and we cannot assure you as to actual payment experience.

The “Rated Final Distribution Date” for each class of Offered Certificates will be the Distribution Date in [_________]. See “Ratings”.

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Prepayment Interest Shortfalls

If a borrower prepays a Mortgage Loan or Serviced Whole Loan in whole or in part, after the due date but on or before the Determination Date in any calendar month, the amount of interest (net of related Servicing Fees and any Excess Interest) accrued on such prepayment from such due date to, but not including, the date of prepayment (or any later date through which interest accrues) will, to the extent actually collected (without regard to any prepayment premium or yield maintenance charge actually collected) constitute a “Prepayment Interest Excess”. Conversely, if a borrower prepays a Mortgage Loan or Serviced Whole Loan (with such prepayment allocated between the related Mortgage Loan and Serviced Companion Loan in accordance with the related Intercreditor Agreement) in whole or in part after the Determination Date (or, with respect to each Mortgage Loan or Serviced Companion Loan, as applicable, with a due date occurring after the related Determination Date, the related Due Date) in any calendar month and does not pay interest on such prepayment through the following Due Date, then the shortfall in a full month’s interest (net of related Servicing Fees and any Excess Interest) on such prepayment will constitute a “Prepayment Interest Shortfall”. Prepayment Interest Shortfalls for each Distribution Date with respect to a Serviced AB Whole Loan will generally be allocated first to the related Subordinate Companion Loan and then to the related Mortgage Loan and any related Serviced Pari Passu Companion Loans on a pro rata basis. Prepayment Interest Excesses (to the extent not offset by Prepayment Interest Shortfalls or required to be paid as Compensating Interest Payments) collected on the Mortgage Loans (other than the Non-Serviced Mortgage Loan) and any related Serviced Companion Loan, will be retained by the master servicer as additional servicing compensation.

The master servicer will be required to deliver to the certificate administrator for deposit in the Distribution Account (other than the portion of any Compensating Interest Payment described below that is allocable to a Serviced Companion Loan) on each Master Servicer Remittance Date, without any right of reimbursement thereafter, a cash payment (a “Compensating Interest Payment”) in an amount, with respect to each Mortgage Loan (other than the Non-Serviced Mortgage Loan) and any related Serviced Pari Passu Companion Loan, equal to the lesser of:

(i)    the aggregate amount of Prepayment Interest Shortfalls incurred in connection with voluntary principal prepayments received in respect of the Mortgage Loans [(other than the Non-Serviced Mortgage Loan) and any related Serviced Pari Passu Companion Loan] (in each case other than a Specially Serviced Loan or a Mortgage Loan or any related Serviced Pari Passu Companion Loan on which the special servicer allowed a prepayment on a date other than the applicable Due Date) for the related Distribution Date, and

(ii)    the aggregate of (A) that portion of the master servicer’s Servicing Fees for the related Distribution Date that is, in the case of each Mortgage Loan, [Serviced Pari Passu Companion Loan] and REO Loan for which such Servicing Fees are being paid in such Collection Period, calculated at a rate of [__]% per annum, (B) all Prepayment Interest Excesses received by the master servicer during such Collection Period with respect to the Mortgage Loans [(and, so long as a Whole Loan is serviced under the PSA, any related Serviced Pari Passu Companion Loan)] subject to such prepayment and (C) to the extent earned on principal prepayments, net investment earnings payable to the master servicer for such Collection Period received by the master servicer during such Collection Period with respect to the Mortgage Loan [or any related Serviced Pari Passu Companion Loan, as applicable,] subject to such prepayment. In no event will the rights of the Certificateholders to the offset of the aggregate Prepayment Interest Shortfalls be cumulative.

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If a Prepayment Interest Shortfall occurs with respect to a Mortgage Loan as a result of the master servicer allowing the related borrower to deviate (a “Prohibited Prepayment”) from the terms of the related Mortgage Loan documents regarding principal prepayments (other than [(v) the Non-Serviced Mortgage Loan,] (w) subsequent to a default under the related Mortgage Loan documents or if the Mortgage Loan is a Specially Serviced Loan, (x) pursuant to applicable law or a court order or otherwise in such circumstances where the master servicer is required to accept such principal prepayment in accordance with the Servicing Standard, (y) at the request or with the consent of the special servicer or, so long as no Control Termination Event has occurred or is continuing, and with respect to the Mortgage Loans other than an Excluded Loan, the Directing Certificateholder or (z) in connection with the payment of any insurance proceeds or condemnation awards), then for purposes of calculating the Compensating Interest Payment for the related Distribution Date, the master servicer will pay, without regard to clause (ii) above, the aggregate amount of Prepayment Interest Shortfalls with respect to such Mortgage Loan otherwise described in clause (i) above in connection with such Prohibited Prepayments.

With respect to the Trust Subordinate Companion Loan, the master servicer will be required to make Compensating Interest Payments in an amount equal to the lesser of: (A) the amount of Prepayment Interest Shortfall incurred in connection with voluntary principal prepayments received in respect of the Subordinate Companion Loan, so long as it is not a Specially Serviced Loan or the special servicer did not allow a prepayment on a date other than the applicable Due Date for the related Distribution Date, and (B) the Servicing Fee for the Subordinate Companion Loan, and the related Distribution Date (calculated at [___]% per annum).

Compensating Interest Payments with respect to the Serviced Whole Loans will be allocated among the related Mortgage Loan and the related Serviced Pari Passu Companion Loan(s) in accordance with their respective principal amounts, and the master servicer will be required to pay the portion of such Compensating Interest Payments allocable to the related Serviced Pari Passu Companion Loan(s) to the master servicer under the related other pooling and servicing agreement.

The aggregate of any Prepayment Interest Shortfalls resulting from any principal prepayments made on the Mortgage Loans to be included in the Available Funds for any Distribution Date that are not covered by the master servicer’s Compensating Interest Payment for the related Distribution Date [and the portion of the compensating interest payments allocable to the Non-Serviced Mortgage Loan to the extent received from the Non-Serviced Master Servicer] (the aggregate of the Prepayment Interest Shortfalls that are not so covered, as to the related Distribution Date, the “Excess Prepayment Interest Shortfall”) will be allocated on that Distribution Date among each class of Regular Certificates and the Trust Components, pro rata in accordance with their respective Interest Accrual Amounts for that Distribution Date. [Shortfalls allocable to the Trust Subordinate Companion Loan as a result of Prepayment Interest Shortfalls not covered by Compensating Interest Payments will be allocated to the [LOAN-SPECIFIC CLASS] certificates.]

Subordination; Allocation of Realized Losses

The rights of holders of the Subordinate Certificates to receive distributions of amounts collected or advanced on the Mortgage Loans will be subordinated, to the extent described in this prospectus, to the rights of holders of the Senior Certificates. In particular, the rights of the holders of the [SUBORDINATE CLASSES] certificates to receive distributions of interest and principal, as applicable, will be subordinated to such rights of the holders of the Senior Certificates. [The Class [A] Trust Component (and, correspondingly, to the extent evidencing an interest in the Class [A] Trust Component, the Class [A] and Class [EC]

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certificates) will likewise be protected by the subordination of the Class [B] and Class [C] Trust Components and the [OTHER SUBORDINATE CLASSES] Certificates].

This subordination will be effected in two ways: (i) by the preferential right of the holders of a class of certificates [and the Trust Components] to receive on any Distribution Date the amounts of interest and/or principal distributable to them prior to any distribution being made on such Distribution Date in respect of any classes of certificates [or Trust Components] subordinate to that class or Trust Component (as described above under “—Distributions—Priority of Distributions”) and (ii) by the allocation of Realized Losses to classes of certificates or Trust Components that are subordinate to more senior classes or Trust Components, as described below.

[No other form of credit support will be available for the benefit of the Offered Certificates or related Trust Components.] [IF OTHER CREDIT SUPPORT IS TO BE PROVIDED IN ADDITION TO OR IN LIEU OF SUBORDINATION, see “Description of the Derivative Instrument.”]

Prior to the Cross-Over Date, allocation of principal on any Distribution Date will be made first, to the [APPLICABLE SENIOR CLASS] certificates until their Certificate Balance has been reduced to zero, and second, to the [APPLICABLE SENIOR CLASS] certificates, until their Certificate Balance has been reduced to zero. On or after the Cross-Over Date, allocation of principal will be made to the [APPLICABLE SENIOR CLASSES] certificates that are still outstanding, pro rata, until their Certificate Balances have been reduced to zero. See “—Distributions—Priority of Distributions” above.

Allocation to the [APPLICABLE SENIOR CLASSES] certificates, for so long as they are outstanding, of the entire Principal Distribution Amount for each Distribution Date will have the effect of reducing the aggregate Certificate Balance of the [APPLICABLE CLASSES] certificates at a proportionately faster rate than the rate at which the aggregate Stated Principal Balance of the pool of Mortgage Loans will decline. Therefore, as principal is distributed to the holders of the [APPLICABLE CLASSES] certificates, the percentage interest in the issuing entity evidenced by the [APPLICABLE CLASSES] certificates will be decreased (with a corresponding increase in the percentage interest in the issuing entity evidenced by the Subordinate Certificates), thereby increasing, relative to their respective Certificate Balances, the subordination afforded to the [APPLICABLE SENIOR CLASSES] certificates by the Subordinate Certificates.

Following retirement of the [SENIOR CLASSES] certificates, the successive allocation on each Distribution Date of the remaining Principal Distribution Amount to the [SUBORDINATE CLASSES], in that order, for so long as they are outstanding, will provide a similar, but diminishing benefit to those certificates (other than to Class [__] certificates) as to the relative amount of subordination afforded by the outstanding classes of certificates with later sequential designations.

On each Distribution Date, immediately following the distributions to be made to the Certificateholders on that date, the certificate administrator is required to calculate the amount, if any, by which (i) the aggregate Stated Principal Balance (for purposes of this calculation only, the aggregate Stated Principal Balance will not be reduced by the amount of principal payments received on the Mortgage Loans that were used to reimburse the master servicer, the special servicer or the trustee from general collections of principal on the Mortgage Loans for Workout-Delayed Reimbursement Amounts, to the extent those amounts are not otherwise determined to be Nonrecoverable Advances) of the Mortgage Loans, including any REO Loans (but in each case, excluding any Companion Loan or Trust Subordinate Companion Loan) expected to be outstanding immediately following that

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Distribution Date is less than (ii) the then aggregate Certificate Balance of the Principal Balance Certificates and Trust Components after giving effect to distributions of principal on that Distribution Date (any such deficit, a “Realized Loss”). The certificate administrator will be required to allocate any Realized Losses among the respective classes of Principal Balance Certificates and the Trust Components in the following order, until the Certificate Balance of each such class or Trust Component is reduced to zero:

first, to the Class [__] certificates;

second, to the Class [__] certificates;

third, to the Class [__] certificates;

fourth, to the Class [__] Trust Component (and correspondingly, to the Class [__] certificates and the Class [EC] certificates, pro rata based on their respective percentage interests in the Class [__] Trust Component); and

fifth, to the Class [__] Trust Component (and correspondingly, to the Class [__] certificates and the Class [EC] certificates, pro rata based on their respective percentage interests in the Class [__] Trust Component).

Following the reduction of the Certificate Balances of all classes of Subordinate Certificates [and Trust Components] to zero, the certificate administrator will be required to allocate Realized Losses among the Senior Certificates (other than the [INTEREST-ONLY CLASSES] certificates), pro rata, based upon their respective Certificate Balances, until their respective Certificate Balances have been reduced to zero.

Realized Losses will not be allocated to the [Class [ARD] certificates or] the Class R certificates and will not be directly allocated to the [INTEREST-ONLY CLASSES] certificates. However, the Notional Amounts of the classes of [INTEREST-ONLY CLASSES] certificates will be reduced if the related classes of Principal Balance Certificates or Trust Components are reduced by such Realized Losses. Other than with respect to an AB Whole Loan, Realized Losses will not be allocated to the [LOAN-SPECIFIC CLASS] certificates.

In general, Realized Losses could result from the occurrence of: (1) losses and other shortfalls on or in respect of the Mortgage Loans, including as a result of defaults and delinquencies on the related Mortgage Loans, Nonrecoverable Advances made in respect of the Mortgage Loans, the payment to the special servicer of any compensation as described in “Pooling and Servicing Agreement—Servicing and Other Compensation and Payment of Expenses”, and the payment of interest on Advances and certain servicing expenses; and (2) certain unanticipated, non-Mortgage Loan specific expenses of the issuing entity, including certain reimbursements to the certificate administrator or trustee as described under “Transaction Parties—The Trustee” or “—The Certificate Administrator”, and certain federal, state and local taxes, and certain tax-related expenses, payable out of the issuing entity, as described under “Material Federal Income Tax Considerations”.

Losses on each Whole Loan will be allocated, pro rata, between the related Mortgage Loan and the related Pari Passu Companion Loan(s), based upon their respective principal balances. With respect to each AB Whole Loan, losses will be allocated first to each related Subordinate Companion Loan until each such Subordinate Companion Loan is reduced to zero and then to the related Mortgage Loan and any related Pari Passu Companion Loans, pro rata, based upon their respective principal balances.

A class of certificates or Trust Component will be considered outstanding until its Certificate Balance or Notional Amount, as the case may be, is reduced to zero. However,

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notwithstanding a reduction of its Certificate Balance to zero, reimbursements of any previously allocated Realized Losses are required thereafter to be made to a class of Principal Balance Certificates in accordance with the payment priorities set forth in “—Distributions—Priority of Distributions” above.

Reports to Certificateholders; Certain Available Information

Certificate Administrator Reports

On each Distribution Date, the certificate administrator will be required to provide or make available to each Certificateholder of record a Distribution Date statement in the form of Annex B and providing all information required under Regulation AB relating to distributions made on that date for the relevant class and the recent status of the Mortgage Loans.

In addition, the certificate administrator will include (i) the identity of any Mortgage Loans permitting additional debt, identifying (A) the amount of any additional debt incurred during the related Collection Period, (B) the total DSCR calculated on the basis of the mortgage loan and such additional debt and (C) the aggregate loan-to-value ratio calculated on the basis of the mortgage loan and the additional debt in each applicable Form 10-D filed on behalf of the issuing entity and (ii) the beginning and ending account balances for each of the Securitization Accounts (for the applicable period) in each Form 10-D filed on behalf of the issuing entity.

Within a reasonable period of time after the end of each calendar year, the certificate administrator is required to furnish to each person or entity who at any time during the calendar year was a holder of a certificate, a statement containing information (i) the amount of the distribution on each Distribution Date in reduction of the Certificate Balance of the certificates, and (ii) the amount of the distribution on each Distribution Date of the applicable Interest Accrual Amount, in each case, as to the applicable class, aggregated for the related calendar year or applicable partial year during which that person was a Certificateholder, together with any other information that the certificate administrator deems necessary or desirable, or that a Certificateholder or Certificate Owner reasonably requests, to enable Certificateholders to prepare their tax returns for that calendar year. This obligation of the certificate administrator will be deemed to have been satisfied to the extent that substantially comparable information will be provided by the certificate administrator pursuant to any requirements of the Code as from time to time are in force.

In addition, the certificate administrator will provide or make available, to the extent received from the applicable person, on each Distribution Date to each Privileged Person the following reports (other than clause (1) below, the “CREFC® Reports”) prepared by the master servicer, the certificate administrator or the special servicer, as applicable, substantially in the forms provided in the PSA (which forms are subject to change) and including substantially the following information:

(1)   a report as of the close of business on the immediately preceding Determination Date, containing some categories of information regarding the Mortgage Loans provided in Annex B in the tables under the caption “Mortgage Pool Information”, calculated, where applicable, on the basis of the most recent relevant information provided by the borrowers to the master servicer and by the master servicer to the certificate administrator, and presented in a loan-by-loan and tabular format substantially similar to the formats utilized in Annex B;

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(2)   a Commercial Real Estate Finance Council (“CREFC®”) delinquent loan status report;

(3)   a CREFC® historical loan modification and corrected loan report;

(4)   a CREFC® advance recovery report;

(5)   a CREFC® total loan report;

(6)   a CREFC® operating statement analysis report;

(7)   a CREFC® comparative financial status report;

(8)   a CREFC® net operating income adjustment worksheet;

(9)   a CREFC® real estate owned status report;

(10)   a CREFC® servicer watch list;

(11)   a CREFC® loan level reserve and letter of credit report;

(12)   a CREFC® property file;

(13)   a CREFC® financial file;

(14)   a CREFC® loan setup file; and

(15)   a CREFC® loan periodic update file.

The master servicer or the special servicer, as applicable, may omit any information from these reports that the master servicer or the special servicer regards as confidential, so long as such information is not required to be disclosed pursuant to Item 1125 of Regulation AB. Subject to any potential liability for willful misconduct, bad faith or negligence as described under “Pooling and Servicing Agreement—Limitation on Liability; Indemnification”, none of the master servicer, the special servicer, the trustee or the certificate administrator will be responsible for the accuracy or completeness of any information supplied to it by a borrower or another party to the PSA or a party under an Non-Serviced PSA that is included in any reports, statements, materials or information prepared or provided by it. Some information will be made available to Certificateholders by electronic transmission as may be agreed upon between the depositor and the certificate administrator.

Before each Distribution Date, the master servicer will deliver to the certificate administrator by electronic means:

●	a CREFC® property file;
●	a CREFC® financial file;
●	a CREFC® loan setup file; and
●	a CREFC® loan periodic update file.

In addition, the master servicer (with respect to a Mortgage Loan that is not a Specially Serviced Loan) or special servicer (with respect to Specially Serviced Loans and REO

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Properties), as applicable, is also required to prepare the following for each Mortgaged Property and REO Property:

●	Within 30 days after receipt of a quarterly operating statement, if any, commencing within 30 days of receipt of such quarterly operating statement for the quarter ending [__________], a CREFC® operating statement analysis report but only to the extent the related borrower is required by the Mortgage Loan documents to deliver and does deliver, or otherwise agrees to provide and does provide, that information, for the Mortgaged Property or REO Property as of the end of that calendar quarter, provided, however, that any analysis or report with respect to the first calendar quarter of each year will not be required to the extent provided in the then current applicable CREFC® guidelines (it being understood that as of the date of this prospectus, the applicable CREFC® guidelines provide that such analysis or report with respect to the first calendar quarter (in each year) is not required for a Mortgaged Property unless such Mortgaged Property is analyzed on a trailing 12 month basis, or if the related Mortgage Loan (other than the Non-Serviced Mortgage Loan) is on the CREFC® Servicer Watch List). The master servicer (with respect to non-Specially Serviced Loans) or the special servicer (with respect to Specially Serviced Loans and REO Properties), as applicable, will deliver to the certificate administrator, the operating advisor and each holder of a Serviced Companion Loan by electronic means the operating statement analysis upon request.
●	Within 30 days after receipt by the special servicer (with respect to Specially Serviced Loans and REO Properties) or the master servicer (with respect to a Mortgage Loan that is not a Specially Serviced Loan) of any annual operating statements or rent rolls commencing within 30 days of receipt of such annual operating statement for the calendar year ending December 31, [____], a CREFC® net operating income adjustment worksheet, but only to the extent the related borrower is required by the mortgage to deliver and does deliver, or otherwise agrees to provide and does provide, that information, presenting the computation made in accordance with the methodology described in the PSA to “normalize” the full year net operating income and debt service coverage numbers used by the master servicer to satisfy its reporting obligation described in clause (8) above. Such special servicer or the master servicer will deliver to the certificate administrator, the operating advisor and each holder of a related Serviced Companion Loan by electronic means the CREFC® net operating income adjustment worksheet upon request.

Certificate Owners and any holder of a Serviced Companion Loan who are also Privileged Persons may also obtain access to any of the certificate administrator reports upon request and pursuant to the provisions of the PSA. Otherwise, until the time Definitive Certificates are issued to evidence the certificates, the information described above will be available to the related Certificate Owners only if DTC and its participants provide the information to the Certificate Owners.

“Privileged Person” includes the depositor and its designees, the initial purchasers, the underwriters, the mortgage loan sellers, the master servicer, the special servicer, any Excluded Special Servicer, the trustee, the certificate administrator, any additional servicer designated by the master servicer or the special servicer, the operating advisor, any affiliate of the operating advisor designated by the operating advisor, the asset representations reviewer, any holder of a Companion Loan who provides an Investor Certification, any person (including the Directing Certificateholder and the Risk Retention Consultation Party) who provides the certificate administrator with an Investor Certification and any nationally recognized statistical rating organization within the meaning of Section 3(a)(62) of the

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Exchange Act (“NRSRO”), including any Rating Agency, that delivers an NRSRO Certification to the certificate administrator, which Investor Certification and NRSRO Certification may be submitted electronically via the certificate administrator’s website; provided that in no event may a Borrower Party (other than a Borrower Party that is the special servicer) be entitled to receive (i) if such party is the Directing Certificateholder or any Controlling Class Certificateholder, any Excluded Information via the certificate administrator’s website (unless a loan-by-loan segregation is later performed by the certificate administrator in which case such access will only be prohibited with respect to the related Excluded Controlling Class Loan(s)), and (ii) if such party is not the Directing Certificateholder, any Controlling Class Certificateholder or the Risk Retention Consultation Party, any information other than the Distribution Date Statement; provided, however, that, if the special servicer obtains knowledge that it is a Borrower Party, the special servicer will nevertheless be a Privileged Person; provided, further, however, that the special servicer will not directly or indirectly provide any information related to any Excluded Special Servicer Loan (which may include any asset status reports, Final Asset Status Reports (or summaries thereof), and such other information as may be specified in the PSA pertaining to such Excluded Special Servicer Loan) to the related Borrower Party, any of the special servicer’s employees or personnel or any of its affiliates involved in the management of any investment in the related Borrower Party or the related Mortgaged Property or, to its actual knowledge, any non-affiliate that holds a direct or indirect ownership interest in the related Borrower Party, and will maintain sufficient internal controls and appropriate policies and procedures in place in order to comply with those obligations; provided, further, however, that any Excluded Controlling Class Holder will be permitted to reasonably request and obtain, in accordance with the terms of the PSA, any Excluded Information relating to any Excluded Controlling Class Loan with respect to which such Excluded Controlling Class Holder is not a Borrower Party (if such Excluded Information is not otherwise available to such Excluded Controlling Class Holder via the certificate administrator’s website on account of it constituting Excluded Information) from the master servicer or the special servicer, as the case may be. Notwithstanding any provision to the contrary in this prospectus, neither the master servicer nor the certificate administrator will have any obligation to restrict access by the special servicer or any Excluded Special Servicer to any information related to any Excluded Special Servicer Loan. The certificate administrator will agree in the PSA not to restrict access by the special servicer to any information related to any Mortgage Loan including any Excluded Special Servicer Loan.

In determining whether any person is an additional servicer or an affiliate of the operating advisor, the certificate administrator may rely on a certification by the master servicer, the special servicer, a mortgage loan seller or the operating advisor, as the case may be.

“Borrower Party” means a borrower, a mortgagor, a manager of a Mortgaged Property, an Accelerated Mezzanine Loan Lender, or any Borrower Party Affiliate.

“Borrower Party Affiliate” means, with respect to a borrower, a mortgagor, a manager of a Mortgaged Property or an Accelerated Mezzanine Loan Lender, (a) any other person controlling or controlled by or under common control with such borrower, mortgagor, manager or Accelerated Mezzanine Loan Lender, as applicable, or (b) any other person owning, directly or indirectly, 25% or more of the beneficial interests in such borrower, mortgagor, manager or Accelerated Mezzanine Loan Lender, as applicable. For purposes of this definition, “control” when used with respect to any specified person means the power to direct the management and policies of such person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

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“Accelerated Mezzanine Loan Lender” means a mezzanine lender under a mezzanine loan that has been accelerated or as to which foreclosure or enforcement proceedings have been commenced against the equity collateral pledged to secure such mezzanine loan.

“Excluded Controlling Class Loan” means a Mortgage Loan or Whole Loan with respect to which the Directing Certificateholder or any Controlling Class Certificateholder, as applicable, is a Borrower Party.

“Excluded Information” means, with respect to any Excluded Controlling Class Loan, any information solely related to such Excluded Controlling Class Loan and/or the related Mortgaged Properties, which may include any asset status reports, Final Asset Status Reports (or summaries thereof), and such other information as may be specified in the PSA pertaining to such Excluded Controlling Class Loan and/or the related Mortgaged Properties, other than such information with respect to such Excluded Controlling Class Loan(s) that is aggregated with information of other Mortgage Loans at a pool level and other than CREFC® Reports (other than the CREFC® special servicer loan file for the related Excluded Controlling Class Loan).

“Excluded Loan” means a Mortgage Loan or Whole Loan with respect to which, as of the applicable date of determination, the Directing Certificateholder or the holder of the majority of the Controlling Class is a Borrower Party.

“Investor Certification” means a certification (which may be in electronic form), substantially in the form attached to the PSA or in the form of an electronic certification contained on the certificate administrator’s website (which may be a click through confirmation), representing:

(i)            that such person executing the certification is a Certificateholder, the Directing Certificateholder (to the extent such person is not a Certificateholder), a beneficial owner of a certificate, the Risk Retention Consultation Party, a Companion Holder or a prospective purchaser of a certificate (or any investment advisor or manager of the foregoing),

(ii)         that either

(a) such person is not a Borrower Party, in which case such person will have access to all the reports and information made available to Certificateholders via the certificate administrator’s website under the PSA, or

(b) such person is a Borrower Party, in which case

(1) if such person is the Directing Certificateholder or a Controlling Class Certificateholder, such person will have access to all the reports and information made available to Certificateholders via the certificate administrator’s website under the PSA other than any Excluded Information as set forth in the PSA,

(2) if such person is not the Directing Certificateholder or a Controlling Class Certificateholder, in which case such person will only receive access to the Distribution Date Statements prepared by the certificate administrator or

(3) if such person is the Risk Retention Consultation Party, such person will have access to all the reports and information made available to Certificateholders via the certificate administrator’s website under the PSA,

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(iii)      that such person has received a copy of the final prospectus (except with respect to a Companion Holder), and

(iv)      such person agrees to keep any Privileged Information confidential and will not violate any securities laws;

provided, however, that any Excluded Controlling Class Holder (i) will be permitted to reasonably request and obtain, in accordance with the terms of the PSA, any Excluded Information relating to any Excluded Controlling Class Loan with respect to which such Excluded Controlling Class Holder is not a Borrower Party (if such Excluded Information is not otherwise available to such Excluded Controlling Class Holder via the certificate administrator’s website on account of it constituting Excluded Information) from the master servicer or the special servicer, as the case may be and (ii) will be considered a Privileged Person for all other purposes, except with respect to its ability to obtain information with respect to any related Excluded Controlling Class Loan.

A “Certificateholder” is the person in whose name a certificate is registered in the certificate register or any beneficial owner thereof; provided, however, that solely for the purposes of giving any consent, approval, waiver or taking any action pursuant to the PSA, any certificate registered in the name of or beneficially owned by the master servicer, the special servicer (including, for the avoidance of doubt, any Excluded Special Servicer), the trustee, the certificate administrator, the depositor, any mortgage loan seller, a Borrower Party or any sub-servicer (as applicable) or affiliate of any of such persons will be deemed not to be outstanding (provided that notwithstanding the foregoing, any Controlling Class certificates owned by an Excluded Controlling Class Holder will not be deemed to be outstanding as to such Excluded Controlling Class Holder solely with respect to any related Excluded Controlling Class Loan; and provided, further, that any Controlling Class certificates owned by the special servicer or an affiliate thereof will not be deemed to be outstanding as to the special servicer or such affiliate solely with respect to any related Excluded Special Servicer Loan), and the Voting Rights to which it is entitled will not be taken into account in determining whether the requisite percentage of Voting Rights necessary to effect any such consent, approval, waiver or take any such action has been obtained; provided, however, that the foregoing restrictions will not apply in the case of the master servicer, the special servicer (including, for the avoidance of doubt, any Excluded Special Servicer), the trustee, the certificate administrator, the depositor, any mortgage loan seller or any affiliate of any of such persons unless such consent, approval or waiver sought from such party would in any way increase its compensation or limit its obligations in the named capacities under the PSA or waive a Servicer Termination Event or trigger an Asset Review with respect to such Mortgage Loan; provided, further, that so long as there is no Servicer Termination Event with respect to the master servicer or the special servicer, the master servicer and the special servicer or such affiliate of either will be entitled to exercise such Voting Rights with respect to any issue which could reasonably be believed to adversely affect such party’s compensation or increase its obligations or liabilities under the PSA; and provided, further, that such restrictions will not apply to (i) the exercise of the special servicer’s, the master servicer’s or any mortgage loan seller’s rights, if any, or any of their affiliates as a member of the Controlling Class or (ii) any affiliate of the depositor, the master servicer, the special servicer, the trustee or the certificate administrator that has provided an Investor Certification in which it has certified as to the existence of certain policies and procedures restricting the flow of information between it and the depositor, the master servicer, the special servicer, the trustee or the certificate administrator, as applicable.

“NRSRO Certification” means a certification (a) executed by an NRSRO or (b) provided electronically and executed by such NRSRO by means of a “click-through” confirmation on

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the 17g-5 Information Provider’s website in favor of the 17g-5 Information Provider that states that such NRSRO is a Rating Agency as such term is defined in the PSA or that such NRSRO has provided the depositor with the appropriate certifications pursuant to paragraph (e) of Rule 17g-5 under the Exchange Act (“Rule 17g-5”), that such NRSRO has access to the 17g-5 Information Provider’s website, and that such NRSRO will keep such information confidential except to the extent such information has been made available to the general public.

Under the PSA, with respect to a Subordinate Companion Loan, the master servicer or the special servicer, as applicable, is required to provide to the holder of such Subordinate Companion Loan or Loan Specific Directing Certificateholder, as applicable, certain other reports, copies and information relating to an AB Whole Loan. In addition, under the PSA, the master servicer or the special servicer, as applicable, is required to provide to the holders of any Companion Loan (or their designee including any master servicer or special servicer) certain other reports, copies and information relating to the related Serviced Whole Loan to the extent required under the related Intercreditor Agreement.

Certain information concerning the Mortgage Loans and the certificates, including the Distribution Date statements, CREFC® reports and supplemental notices with respect to such Distribution Date statements and CREFC® reports, may be provided by the certificate administrator to certain market data providers, such as [__________], pursuant to the terms of the PSA.

[Upon the reasonable request of any Certificateholder that has delivered an Investor Certification, the master servicer may provide (or forward electronically) at the expense of such Certificateholder copies of any appraisals, operating statements, rent rolls and financial statements obtained by the master servicer; provided that in connection with such request, the master servicer may require a written confirmation executed by the requesting person substantially in such form as may be reasonably acceptable to the master servicer, generally to the effect that such person will keep such information confidential and will use such information only for the purpose of analyzing asset performance and evaluating any continuing rights the Certificateholder may have under the PSA. Certificateholders will not, however, be given access to or be provided copies of, any Mortgage Files or Diligence Files.]

Information Available Electronically

The certificate administrator will make available to any Privileged Person via the certificate administrator’s website and will make available to the general public this prospectus, Distribution Date statements, the PSA, the MLPAs and the SEC EDGAR filings referred to below:

●	the following “deal documents”:
o	this prospectus;
o	the PSA, each sub-servicing agreement delivered to the certificate administrator from and after the closing date, if any, and the MLPAs and any amendments and exhibits to those agreements; and
o	the CREFC® loan setup file delivered to the certificate administrator by the master servicer;
●	the following “SEC EDGAR filings”:
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o	any reports on Forms 10-D, 10-K, 8-K and ABS-EE that have been filed by the certificate administrator with respect to the issuing entity through the SEC’s Electronic Data Gathering and Retrieval (EDGAR) system;
●	the following documents, which will be made available under a tab or heading designated “periodic reports”:
o	the Distribution Date statements;
o	the CREFC® bond level files;
o	the CREFC® collateral summary files;
o	the CREFC® Reports, other than the CREFC® loan setup file (provided that they are received by the certificate administrator); and
o	the annual reports prepared by the operating advisor;
●	the following documents, which will be made available under a tab or heading designated “additional documents”:
o	the summary of any Final Asset Status Report as provided by the special servicer;
o	any property inspection reports, any environmental reports and appraisals delivered to the certificate administrator in electronic format; and
o	the CREFC® appraisal reduction amount template or a detailed worksheet showing the calculation of each Appraisal Reduction Amount, Collateral Deficiency Amount, and Cumulative Appraisal Reduction Amount on a current and cumulative basis;
●	the following documents, which will be made available under a tab or heading designated “special notices”:
o	notice of any release based on an environmental release under the PSA;
o	notice of any waiver, modification or amendment of any term of any Mortgage Loan;
o	notice of final payment on the certificates;
o	all notices of the occurrence of any Servicer Termination Event received by the certificate administrator or any notice to Certificateholders of the termination of the master servicer or the special servicer;
o	any notice of resignation or termination of the master servicer or special servicer;
o	notice of resignation of the trustee or the certificate administrator, and notice of the acceptance of appointment by the successor trustee or the successor certificate administrator, as applicable;
o	any notice of any request by requisite percentage of Certificateholders for a vote to terminate the special servicer, the operating advisor or the asset representations reviewer;
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o	any notice to Certificateholders of the operating advisor’s recommendation to replace the special servicer and the related report prepared by the operating advisor in connection with such recommendation;
o	notice of resignation or termination of the operating advisor or the asset representations reviewer and notice of the acceptance of appointment by the successor operating advisor or the successor asset representations reviewer (such notice will also be provided to investors in the Form 10-D filed on behalf of the issuing entity for the period in which the resignation, termination or acceptance of appointment, as applicable, has occurred);
o	notice of the certificate administrator’s determination that an Asset Review Trigger has occurred and a copy of any Asset Review Report Summary received by the certificate administrator;
o	any notice of the termination of a sub-servicer;
o	officer’s certificates supporting any determination that any Advance was (or, if made, would be) a Nonrecoverable Advance;
o	any notice of the termination of the issuing entity;
o	any notice that a Control Termination Event has occurred or is terminated or that a Consultation Termination Event has occurred;
o	any notice that an Operating Advisor Consultation Event has occurred or is terminated;
o	any notice of the occurrence of an Operating Advisor Termination Event;
o	any notice of the occurrence of an Asset Representations Reviewer Termination Event;
o	any Proposed Course of Action Notice;
o	any assessment of compliance delivered to the certificate administrator;
o	any Attestation Reports delivered to the certificate administrator;
o	any notice or documents provided to the certificate administrator by the depositor or the master servicer directing the certificate administrator to post to the “Special Notices” tab; and
o	any “special notices” requested by a Certificateholder to be posted on the certificate administrator’s website described under “—Certificateholder Communication” below;
●	the “Investor Q&A Forum”;
●	solely to Certificateholders and Certificate Owners that are Privileged Persons, the “Investor Registry”; [and]
●	the “Risk Retention Special Notices” tab; and
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●	the following information (but only to the extent provided to the Certificate Administrator) under the “Risk Retention Compliance” tab as further described under “EU Securitization Risk Retention Requirements”:
o	the original principal amount of the RRI Interest of which the Retaining Party is the registered holder and whether such amount matches the amount the Retaining Party is required to retain under the Credit Risk Retention Agreement; and
●	a statement as to compliance by the Retaining Party with the Hedging Covenant and notice of any non-compliance with such covenant;

provided that with respect to a Control Termination Event or a Consultation Termination Event deemed to exist due solely to the existence of an Excluded Loan, the certificate administrator will only be required to make available such notice of the occurrence and continuance of a Control Termination Event or the notice of the occurrence and continuance of a Consultation Termination Event to the extent the certificate administrator has been notified of such Excluded Loan.

Notwithstanding the description set forth above, for purposes of obtaining information or access to the certificate administrator’s website, all Excluded Information will be made available under one separate tab or heading rather than under the headings described above in the preceding paragraph.

Notwithstanding the foregoing, if the Directing Certificateholder or any Controlling Class Certificateholder, as applicable, is a Borrower Party with respect to any related Excluded Controlling Class Loan (such party, an “Excluded Controlling Class Holder”), such Excluded Controlling Class Holder is required to promptly notify each of the master servicer, the special servicer, the operating advisor, the trustee and the certificate administrator pursuant to the PSA and provide a new Investor Certification pursuant to the PSA and will not be entitled to access any Excluded Information (unless a loan-by-loan segregation is later performed by the certificate administrator in which case such access will only be prohibited with respect to the related Excluded Controlling Class Loan(s)) made available on the certificate administrator’s website for so long as it is an Excluded Controlling Class Holder. The PSA will require each Excluded Controlling Class Holder in such new Investor Certification to certify that it acknowledges and agrees that it is prohibited from accessing and reviewing (and it agrees not to access and review) any Excluded Information. In addition, if the Directing Certificateholder or any Controlling Class Certificateholder is not an Excluded Controlling Class Holder, such person will certify and agree that they will not share any Excluded Information with any Excluded Controlling Class Holder.

Notwithstanding the foregoing, nothing set forth in the PSA will prohibit the Directing Certificateholder or any Controlling Class Certificateholder from receiving, requesting or reviewing any Excluded Information relating to any Excluded Controlling Class Loan with respect to which the Directing Certificateholder or such Controlling Class Certificateholder is not a Borrower Party and, if such Excluded Information is not available to such Excluded Controlling Class Holder via the certificate administrator’s website on account of it constituting Excluded Information, such Directing Certificateholder or Controlling Class Certificateholder that is not a Borrower Party with respect to the related Excluded Controlling Class Loan will be permitted to reasonably request and obtain such information in accordance with the terms of the PSA and the master servicer and the special servicer, as applicable, may require and rely on certifications and other reasonable information prior to releasing any such information.

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Any reports on Form 10-D filed by the certificate administrator will (i) contain the information required by Rule 15Ga-1(a) concerning all Mortgage Loans held by the issuing entity that were the subject of a demand to repurchase or replace due to a breach or alleged breach of one or more representations and warranties made by the related mortgage loan seller, (ii) contain a reference to the most recent Form ABS-15G filed by the depositor and the mortgage loan sellers, if applicable, and the SEC’s assigned “Central Index Key” for each such filer, (iii) contain certain account balances to the extent available to the certificate administrator and (iv) incorporate the most recent Form ABS-EE filing by reference (which such Form ABS-EE will be filed on or prior to the filing of the applicable report on Form 10-D).

The certificate administrator will not make any representation or warranty as to the accuracy or completeness of any report, document or other information made available on the certificate administrator’s website or its filing of such information pursuant to the PSA, including, but not limited to, filing via EDGAR and will assume no responsibility for any such report, document or other information, other than with respect to such reports, documents or other information prepared by the certificate administrator. In addition, the certificate administrator may disclaim responsibility for any information distributed by it or filed by it, as applicable, for which it is not the original source.

In connection with providing access to the certificate administrator’s website (other than with respect to access provided to the general public in accordance with the PSA), the certificate administrator may require registration and the acceptance of a disclaimer, including an agreement to keep certain nonpublic information made available on the website confidential, as required under the PSA. The certificate administrator will not be liable for the dissemination of information in accordance with the PSA.

The certificate administrator will make the “Investor Q&A Forum” available to Privileged Persons via the certificate administrator’s website under a tab or heading designated “Investor Q&A Forum”, where (i) Certificateholders and beneficial owners of certificates that are Privileged Persons may submit inquiries to (a) the certificate administrator relating to the Distribution Date Statements, (b) the master servicer or the special servicer relating to servicing reports, the Mortgage Loans (excluding the Non-Serviced Mortgage Loan) or the related Mortgaged Properties or (c) the operating advisor relating to annual or other reports prepared by the operating advisor or actions by the special servicer referenced in such reports, and (ii) Privileged Persons may view previously submitted inquiries and related answers. The certificate administrator will forward such inquiries to the appropriate person and, in the case of an inquiry relating to the Non-Serviced Mortgage Loan, to the applicable party under the Non-Serviced PSA. The certificate administrator, the master servicer, the special servicer or the operating advisor, as applicable, will be required to answer each inquiry, unless such party determines (i) the question is beyond the scope of the topics detailed above, (ii) that answering the inquiry would not be in the best interests of the issuing entity and/or the Certificateholders, (iii) that answering the inquiry would be in violation of applicable law, the PSA (including requirements in respect of non-disclosure of Privileged Information) or the Mortgage Loan documents, (iv) that answering the inquiry would materially increase the duties of, or result in significant additional cost or expense to, the certificate administrator, the master servicer, the special servicer or the operating advisor, as applicable, (v) that answering the inquiry would require the disclosure of Privileged Information (subject to the Privileged Information Exception) or (vi) that answering the inquiry is otherwise, for any reason, not advisable. In addition, no party will post or otherwise disclose any direct communications with the Directing Certificateholder as part of its responses to any inquiries. In the case of an inquiry relating to the Non-Serviced Mortgage Loan, the certificate administrator is required to make reasonable efforts to obtain

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an answer from the applicable party under the Non-Serviced PSA; provided that the certificate administrator will not be responsible for the content of such answer, or any delay or failure to obtain such answer. The certificate administrator will be required to post the inquiries and related answers, if any, on the Investor Q&A Forum, subject to and in accordance with the PSA. The Investor Q&A Forum may not reflect questions, answers and other communications that are not submitted through the certificate administrator’s website. Answers posted on the Investor Q&A Forum will be attributable only to the respondent, and will not be deemed to be answers from any of the depositor, the underwriters or any of their respective affiliates. None of the underwriters, depositor, any of their respective affiliates or any other person will certify as to the accuracy of any of the information posted in the Investor Q&A Forum and no such person will have any responsibility or liability for the content of any such information.

The certificate administrator will make the “Investor Registry” available to any Certificateholder and beneficial owner that is a Privileged Person via the certificate administrator’s website. Certificateholders and beneficial owners may register on a voluntary basis for the “Investor Registry” and obtain contact information for any other Certificateholder or beneficial owner that has also registered, provided that they comply with certain requirements as provided for in the PSA.

The certificate administrator’s internet website will initially be located at “www.[______]”. Access will be provided by the certificate administrator to such persons upon receipt by the certificate administrator from such person of an Investor Certification or NRSRO Certification in the form(s) attached to the PSA, which form(s) will also be located on and may be submitted electronically via the certificate administrator’s internet website. The parties to the PSA will not be required to provide that certification. In connection with providing access to the certificate administrator’s internet website, the certificate administrator may require registration and the acceptance of a disclaimer. The certificate administrator will not be liable for the dissemination of information in accordance with the terms of the PSA. The certificate administrator will make no representation or warranty as to the accuracy or completeness of such documents and will assume no responsibility for them. In addition, the certificate administrator may disclaim responsibility for any information distributed by the certificate administrator for which it is not the original source. Assistance in using the certificate administrator’s internet website can be obtained by calling the certificate administrator’s customer service desk at [________].

The certificate administrator is responsible for the preparation of tax returns on behalf of the issuing entity and the preparation of Distribution Reports on Form 10-D (based on information included in each monthly Distribution Date statement and other information provided by other transaction parties) and Annual Reports on Form 10-K and certain other reports on Form 8-K that are required to be filed with the SEC on behalf of the issuing entity.

“17g-5 Information Provider” means the [certificate administrator].

Upon the reasonable request of any Certificateholder or the holder of a Serviced Subordinate Companion Loan, in each case, that is a Privileged Person identified to the master servicer’s reasonable satisfaction, the master servicer may provide (or forward electronically) (at the expense of such Certificateholder or holder of such Serviced Subordinate Companion Loan) copies of any appraisals, operating statements, rent rolls and financial statements (solely relating to the related Serviced Whole Loan if requested by the holder of a Subordinate Companion Loan) obtained by the master servicer; provided, that the master servicer may require a written confirmation from the requesting person that (a) it is (i) a Certificateholder or a holder of a Serviced Subordinate Companion Loan and

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(ii) a Privileged Person and (b) it will keep such information confidential and use such information only for the purpose of analyzing asset performance and evaluating any continuing rights it may have with respect to the issuing entity.

Except as otherwise set forth above, until the time definitive certificates are issued, notices and statements required to be mailed to holders of certificates will be available to Certificate Owners of certificates only to the extent they are forwarded by or otherwise available through DTC and its Participants. Conveyance of notices and other communications by DTC to Participants, and by Participants to Certificate Owners, will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Except as otherwise set forth in this paragraph, the master servicer, the special servicer, the trustee, the certificate administrator and the depositor are required to recognize as Certificateholders only those persons in whose names the certificates are registered on the books and records of the certificate registrar. The initial registered holder of the certificates will be Cede & Co., as nominee for DTC.

Voting Rights

At all times during the term of the PSA, the voting rights for the certificates (the “Voting Rights”) will be allocated among the respective classes of Certificateholders as follows:

(1) [__]% in the case of the [INTEREST-ONLY CLASSES], allocated pro rata, based upon their respective Notional Amounts as of the date of determination, and

(2) in the case of any Principal Balance Certificates, a percentage equal to the product of [__]% and a fraction, the numerator of which is equal to the aggregate Certificate Balance (and solely in connection with certain votes relating to the replacement of the special servicer and the operating advisor as described in this prospectus, taking into account any notional reduction in the Certificate Balance for Appraisal Reduction Amounts allocated to the certificates) of the class, in each case, determined as of the prior Distribution Date, and the denominator of which is equal to the aggregate Certificate Balance (and solely in connection with certain votes relating to the replacement of the special servicer and the operating advisor as described in this prospectus, taking into account any notional reduction in the Certificate Balance for Appraisal Reduction Amounts allocated to the certificates) of the Principal Balance Certificates, each determined as of the prior Distribution Date;

[For purposes of such allocations, the Class [A] certificates and the Class [EC] Component [A] of the Class [EC] certificates will be considered as if they together constitute a single “class”, the Class [B] certificates and the Class [EC] Component [B] of the Class [EC] certificates will be considered as if they together constitute a single “class”, and the Class [C] certificates and the Class [EC] Component [C] of the Class [EC] certificates will be considered as if they together constitute a single “class”. Voting Rights will be allocated to the Class [EC] certificates only with respect to each Trust Component that is part of a class of certificates determined as described in the preceding sentence.]

The Voting Rights of any class of certificates are required to be allocated among Certificateholders of such class in proportion to their respective Percentage Interests.

None of the [Class [ARD] certificates, the [LOAN-SPECIFIC CLASS] certificates or the] Class R certificates will be entitled to any Voting Rights.

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Delivery, Form, Transfer and Denomination

The Offered Certificates (other than the [INTEREST-ONLY] certificates) will be issued, maintained and transferred in the book-entry form only in minimum denominations of $[10,000] initial Certificate Balance, and in multiples of $1 in excess of $[10,000]. The [INTEREST-ONLY] certificates will be issued, maintained and transferred only in minimum denominations of authorized initial Notional Amounts of not less than $[1,000,000] and in integral multiples of $1 in excess of $[1,000,000].

Book-Entry Registration

The Offered Certificates will initially be represented by one or more global certificates for each such class registered in the name of a nominee of The Depository Trust Company (“DTC”). The depositor has been informed by DTC that DTC’s nominee will be Cede & Co. No holder of an Offered Certificate will be entitled to receive a certificate issued in fully registered, certificated form (each, a “Definitive Certificate”) representing its interest in such class, except under the limited circumstances described under “―Definitive Certificates” below. Unless and until Definitive Certificates are issued, all references to actions by holders of the Offered Certificates will refer to actions taken by DTC upon instructions received from holders of Offered Certificates through its participating organizations (together with Clearstream Banking, Luxembourg (“Clearstream”) and Euroclear Bank, as operator of the Euroclear System (“Euroclear”) participating organizations, the “Participants”), and all references in this prospectus to payments, notices, reports, statements and other information to holders of Offered Certificates will refer to payments, notices, reports and statements to DTC or Cede & Co., as the registered holder of the Offered Certificates, for distribution to holders of Offered Certificates through its Participants in accordance with DTC procedures; provided, however, that to the extent that the party to the PSA responsible for distributing any report, statement or other information has been provided in writing with the name of the Certificate Owner of such an Offered Certificate (or the prospective transferee of such Certificate Owner), such report, statement or other information will be provided to such Certificate Owner (or prospective transferee).

Until Definitive Certificates are issued in respect of the Offered Certificates, interests in the Offered Certificates will be transferred on the book-entry records of DTC and its Participants. The certificate administrator will initially serve as certificate registrar for purposes of recording and otherwise providing for the registration of the Offered Certificates.

Holders of Offered Certificates may hold their certificates through DTC (in the United States) or Clearstream or Euroclear (in Europe) if they are Participants of such system, or indirectly through organizations that are participants in such systems. Clearstream and Euroclear will hold omnibus positions on behalf of the Clearstream Participants and the Euroclear Participants, respectively, through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their respective depositaries (collectively, the “Depositaries”), which in turn will hold such positions in customers’ securities accounts in the Depositaries’ names on the books of DTC. DTC is a limited purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to Section 17A of the Exchange Act. DTC was created to hold securities for its Participants and to facilitate the clearance and settlement of securities transactions between Participants through electronic computerized book-entries, thereby eliminating the need for physical movement of certificates. Participants (“DTC Participants”)

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include securities brokers and dealers, banks, trust companies and clearing corporations. Indirect access to the DTC system also is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (“Indirect Participants”).

Transfers between DTC Participants will occur in accordance with DTC rules. Transfers between Clearstream Participants and Euroclear Participants will occur in accordance with the applicable rules and operating procedures of Clearstream and Euroclear.

Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly through Clearstream Participants or Euroclear Participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its Depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its Depositary to take action to effect final settlement on its behalf by delivering or receiving securities in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream Participants and Euroclear Participants may not deliver instructions directly to the Depositaries.

Because of time-zone differences, credits of securities in Clearstream or Euroclear as a result of a transaction with a DTC Participant will be made during the subsequent securities settlement processing, dated the business day following the DTC settlement date, and such credits or any transactions in such securities settled during such processing will be reported to the relevant Clearstream Participant or Euroclear Participant on such business day. Cash received in Clearstream or Euroclear as a result of sales of securities by or through a Clearstream Participant or a Euroclear Participant to a DTC Participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

The holders of Offered Certificates that are not Participants or Indirect Participants but desire to purchase, sell or otherwise transfer ownership of, or other interests in, such Offered Certificates may do so only through Participants and Indirect Participants. In addition, holders of Offered Certificates in global form (“Certificate Owners”) will receive all distributions of principal and interest through the Participants who in turn will receive them from DTC. Under a book-entry format, holders of such Offered Certificates may experience some delay in their receipt of payments, since such payments will be forwarded by the certificate administrator to Cede & Co., as nominee for DTC. DTC will forward such payments to its Participants, which thereafter will forward them to Indirect Participants or the applicable Certificate Owners. Certificate Owners will not be recognized by the trustee, the certificate administrator, the certificate registrar, the operating advisor, the special servicer or the master servicer as holders of record of certificates and Certificate Owners will be permitted to receive information furnished to Certificateholders and to exercise the rights of Certificateholders only indirectly through DTC and its Participants and Indirect Participants, except that Certificate Owners will be entitled to receive or have access to notices and information and to exercise certain rights as holders of beneficial interests in the certificates through the certificate administrator and the trustee to the extent described in “—Reports to Certificateholders; Certain Available Information”, “—Certificateholder Communication” and “—List of Certificateholders” and “Pooling and Servicing Agreement—The Operating Advisor”, “—The Asset Representations Reviewer”, [“—Replacement of the Special Servicer After Operating Advisor Recommendation and Certificateholder Vote”,] “—

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Limitation on Rights of Certificateholders to Institute a Proceeding”, “—Termination; Retirement of Certificates”, “—Resignation and Removal of the Trustee and the Certificate Administrator” and “—Dispute Resolution Provisions”.

Under the rules, regulations and procedures creating and affecting DTC and its operations (the “DTC Rules”), DTC is required to make book-entry transfers of Offered Certificates in global form among Participants on whose behalf it acts with respect to such Offered Certificates and to receive and transmit distributions of principal of, and interest on, such Offered Certificates. Participants and Indirect Participants with which the Certificate Owners have accounts with respect to the Offered Certificates similarly are required to make book-entry transfers and receive and transmit such payments on behalf of their respective Certificate Owners. Accordingly, although the Certificate Owners will not possess the Offered Certificates, the DTC Rules provide a mechanism by which Certificate Owners will receive payments on Offered Certificates and will be able to transfer their interest.

Because DTC can only act on behalf of Participants, who in turn act on behalf of Indirect Participants and certain banks, the ability of a holder of Offered Certificates in global form to pledge such Offered Certificates to persons or entities that do not participate in the DTC system, or to otherwise act with respect to such Offered Certificates, may be limited due to the lack of a physical certificate for such Offered Certificates.

DTC has advised the depositor that it will take any action permitted to be taken by a holder of an Offered Certificate under the PSA only at the direction of one or more Participants to whose accounts with DTC such certificate is credited. DTC may take conflicting actions with respect to other undivided interests to the extent that such actions are taken on behalf of Participants whose holdings include such undivided interests.

Clearstream is incorporated under the laws of Luxembourg and is a global securities settlement clearing house. Clearstream holds securities for its participating organizations (“Clearstream Participants”) and facilitates the clearance and settlement of securities transactions between Clearstream Participants through electronic book-entry changes in accounts of Clearstream Participants, thereby eliminating the need for physical movement of certificates. Transactions may be settled in Clearstream in numerous currencies, including United States dollars. Clearstream provides to its Clearstream Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. Clearstream is regulated as a bank by the Luxembourg Monetary Institute. Clearstream Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the underwriters. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Participant, either directly or indirectly.

Euroclear was created in 1968 to hold securities for participants of the Euroclear system (“Euroclear Participants”) and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Transactions may now be settled in any of numerous currencies, including United States dollars. The Euroclear system includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries generally similar to the arrangements for cross-market transfers with DTC described above. Euroclear is operated by Euroclear Bank S.A./N.V. (the “Euroclear Operator”). All operations are conducted by the Euroclear Operator, and all Euroclear

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securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to the Euroclear system is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related operating procedures of the Euroclear System and applicable Belgian law (collectively, the “Terms and Conditions”). The Terms and Conditions govern transfers of securities and cash within the Euroclear system, withdrawal of securities and cash from the Euroclear system, and receipts of payments with respect to securities in the Euroclear system. All securities in the Euroclear system are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants and has no record of or relationship with persons holding through Euroclear Participants.

Although DTC, Euroclear and Clearstream have implemented the foregoing procedures in order to facilitate transfers of interests in book-entry securities among Participants of DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to comply with such procedures, and such procedures may be discontinued at any time. None of the depositor, the trustee, the certificate administrator, the master servicer, the special servicer or the underwriters will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective direct or indirect Participants of their respective obligations under the rules and procedures governing their operations.

Definitive Certificates

Owners of beneficial interests in book-entry certificates of any class will not be entitled to receive physical delivery of Definitive Certificates unless: (i) DTC advises the certificate registrar in writing that DTC is no longer willing or able to discharge properly its responsibilities as depository with respect to the book-entry certificates of such class or ceases to be a clearing agency, and the certificate administrator and the depositor are unable to locate a qualified successor within 90 days of such notice or (ii) the trustee has instituted or has been directed to institute any judicial proceeding to enforce the rights of the Certificateholders of such class and the trustee has been advised by counsel that in connection with such proceeding it is necessary or appropriate for the trustee to obtain possession of the certificates of such class.

Certificateholder Communication

Access to Certificateholders’ Names and Addresses

Upon the written request of any Certificateholder or Certificate Owner that has delivered an executed Investor Certification to the trustee or the certificate administrator, the certificate administrator (in its capacity as certificate registrar) will promptly furnish or cause to be furnished to such requesting party a list of the names and addresses of the certificateholders as of the most recent Record Date as they appear in the certificate register, at the expense of the requesting party.

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Requests to Communicate

The PSA will require that the certificate administrator include in any Form 10–D any request received prior to the Distribution Date to which the Form 10-D relates (and on or after the Distribution Date preceding such Distribution Date) from a Certificateholder or Certificate Owner to communicate with other Certificateholders or Certificate Owners related to Certificateholders or Certificate Owners exercising their rights under the terms of the PSA. Any Form 10-D containing such disclosure regarding the request to communicate is required to include no more than the name of the Certificateholder or Certificate Owner making the request, the date the request was received, a statement to the effect that certificate administrator has received such request, stating that such Certificateholder or Certificate Owner is interested in communicating with other Certificateholders or Certificate Owners with regard to the possible exercise of rights under the PSA, and a description of the method other Certificateholders or Certificate Owners may use to contact the requesting Certificateholder or Certificate Owner.

Any Certificateholder or Certificate Owner wishing to communicate with other Certificateholders and Certificate Owners regarding the exercise of its rights under the terms of the PSA (such party, a “Requesting Investor”) should deliver a written request (a “Communication Request”) signed by an authorized representative of the Requesting Investor to the certificate administrator at the address below:

[____________]
[____________]
[____________]

Any Communication Request must contain the name of the Requesting Investor and the method other Certificateholders and Certificate Owners should use to contact the Requesting Investor, and, if the Requesting Investor is not the registered holder of a class of certificates, then the Communication Request must contain (i) a written certification from the Requesting Investor that it is a beneficial owner of a class of certificates, and (ii) one of the following forms of documentation evidencing its beneficial ownership in such class of certificates: (A) a trade confirmation, (B) an account statement, (C) a medallion stamp guaranteed letter from a broker or dealer stating the Requesting Investor is the beneficial owner, or (D) a document acceptable to the certificate administrator that is similar to any of the documents identified in clauses (A) through (C). Requesting Investors will be responsible for their own expenses in making any Communication Request, but will not be required to bear any expenses of the certificate administrator.

List of Certificateholders

Upon the written request of any Certificateholder, which is required to include a copy of the communication the Certificateholder proposes to transmit, that has provided an Investor Certification, which request is made for purposes of communicating with other holders of certificates of the same series with respect to their rights under the PSA or the certificates, the certificate registrar or other specified person will, within 10 business days after receipt of such request afford such Certificateholder (at such Certificateholder’s sole cost and expense) access during normal business hours to the most recent list of Certificateholders related to the class of certificates.

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Description of the Mortgage Loan Purchase Agreements

General

On the Closing Date, the depositor will acquire the Mortgage Loans and the Trust Subordinate Companion Loan from each mortgage loan seller pursuant to a separate mortgage loan purchase agreement (each, a “MLPA”), between the applicable mortgage loan seller and the depositor.

Under the applicable MLPA, the depositor will require each mortgage loan seller to deliver to [the certificate administrator], in its capacity as custodian, among other things, the following documents (except that the documents with respect to the Non-Serviced Whole Loan (other than the original promissory note) will be held by the custodian under the Non-Serviced PSA) with respect to each Mortgage Loan and the Trust Subordinate Companion Loan sold by the mortgage loan seller (collectively, as to each Mortgage Loan, the “Mortgage File”):

(i)                     the original Mortgage Note, endorsed on its face or by allonge attached to the Mortgage Note, without recourse, to the order of the trustee or in blank (or, if the original Mortgage Note has been lost, an affidavit to such effect from the applicable mortgage loan seller or another prior holder, together with a copy of the Mortgage Note and an indemnity properly assigned and endorsed to the trustee);

(ii)                  the original or a certified copy of the Mortgage, together with an original or copy of any intervening assignments of the Mortgage, in each case with evidence of recording indicated thereon or certified to have been submitted for recording;

(iii)               an original assignment of the Mortgage in favor of the trustee or in blank and (subject to the completion of certain missing recording information and, if applicable, the assignee’s name) in recordable form (or, if the related mortgage loan seller is responsible for the recordation of that assignment, a copy of such assignment to be sent for recordation);

(iv)                the original or a copy of any related assignment of leases and of any intervening assignments (if such item is a document separate from the Mortgage), with evidence of recording indicated thereon or certified to have been submitted for recording;

(v)                   an original assignment of any related assignment of leases (if such item is a document separate from the Mortgage) in favor of the trustee or in blank and (subject to the completion of certain missing recording information and, if applicable, the assignee’s name) in recordable form (or, if the related mortgage loan seller is responsible for the recordation of that assignment, a copy of such assignment to be sent for recordation);

(vi)                the original assignment of all unrecorded documents relating to the Mortgage Loan or a Serviced Whole Loan, if not already assigned pursuant to items (iii) or (v) above;

(vii)             originals or copies of all modification, consolidation, assumption, written assurance and substitution agreements in those instances in which the terms or provisions of the Mortgage or Mortgage Note have been modified or the Mortgage Loan or the Trust Subordinate Companion Loan has been assumed or consolidated;

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(viii)          the original or a copy of the policy or certificate of lender’s title insurance issued on the date of the origination of such Mortgage Loan and the Trust Subordinate Companion Loan, or, if such policy has not been issued or located, an irrevocable, binding commitment (which may be a marked version of the policy that has been executed by an authorized representative of the title company or an agreement to provide the same pursuant to binding escrow instructions executed by an authorized representative of the title company) to issue such title insurance policy;

(ix)              any filed copies (bearing evidence of filing) or evidence of filing of any Uniform Commercial Code financing statements, related amendments and continuation statements in the possession of the applicable mortgage loan seller;

(x)                 an original assignment in favor of the trustee of any financing statement executed and filed in favor of the applicable mortgage loan seller in the relevant jurisdiction (or, if the related mortgage loan seller is responsible for the filing of that assignment, a copy of such assignment to be sent for filing);

(xi)              any intercreditor agreement relating to permitted debt of the borrower, including any Intercreditor Agreement relating to a Serviced Whole Loan;

(xii)           copies of any loan agreement, escrow agreement, security agreement or letter of credit relating to a Mortgage Loan or a Serviced Whole Loan;

(xiii)        the original or copy of any ground lease, ground lessor estoppel, environmental insurance policy or guaranty relating to a Mortgage Loan or a Serviced Whole Loan;

(xiv)         a copy of any property management agreement relating to a Mortgage Loan or a Serviced Whole Loan;

(xv)            a copy of any franchise agreements and comfort letters or similar agreements relating to a Mortgage Loan or Serviced Whole Loan and, with respect to any franchise agreement, comfort letter or similar agreement, any assignment of such agreements or any notice to the franchisor of the transfer of a Mortgage Loan or Serviced Whole Loan and a request for confirmation that the issuing entity is a beneficiary of such comfort letter or other agreement, or for the issuance of a new comfort letter in favor of the issuing entity, as the case may be;

(xvi)         a copy of any lock-box or cash management agreement relating to a Mortgage Loan or a Serviced Whole Loan;

(xvii)      a copy of any related mezzanine intercreditor agreement;

(xviii)   a copy of all related environmental reports that were received by the mortgage loan seller; and

(xix)       a copy of all related environmental insurance policies;

provided that with respect to any Mortgage Loan which is a Non-Serviced Mortgage Loan on the Closing Date, the foregoing documents (other than the documents described in clause (i) above) will be delivered to and held by the custodian under the related Non-Serviced PSA on or prior to the Closing Date.

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In addition, each mortgage loan seller will be required to deliver the Diligence Files for each of its Mortgage Loans to the depositor by uploading such Diligence Files to the designated website within [ ] days after the Closing Date, and the depositor will deliver to the certificate administrator an electronic copy of such Diligence Files to be posted to the secure data room.

[“Diligence File” means any documents (including copies of documents required to be part of the related Mortgage File) related to the origination and the servicing of the Mortgage Loans or Serviced Whole Loans that were delivered by the applicable mortgage loan seller in connection with the transfer of the applicable Mortgage Loan to the issuing entity, including but not limited to appraisals, environmental reports, engineering reports, legal opinions, the applicable mortgage loan seller’s asset summary, copies of all property insurance policies for the mortgaged property, credit reports, surveys, zoning reports, tenant estoppel certificates, financial statements of borrower and any guarantor, operating statements for the mortgaged property or properties, UCC searches, litigation searches and bankruptcy searches, in each case, to the extent that the originator received such in connection with the origination of the Mortgage Loan; provided that no information that is proprietary to the related originator or mortgage loan seller or any draft documents, privileged or internal communications, credit underwriting or due diligence analysis will constitute part of the Diligence File.]

Each MLPA will contain certain representations and warranties of the applicable mortgage loan seller with respect to each Mortgage Loan [and the Subordinate Companion Loan] sold by that mortgage loan seller. Those representations and warranties are set forth in Annex D-1, and will be made as of the Closing Date, or as of another date specifically provided in the representation and warranty, subject to certain exceptions to such representations and warranties as set forth in Annex D-2.

If any of the documents required to be included in the Mortgage File for any Mortgage Loan or the Trust Subordinate Companion Loan is missing from the Mortgage File or defective or if there is a breach of a representation or warranty relating to any Mortgage Loan or the Trust Subordinate Companion Loan, and, in either case, such omission, defect or breach materially and adversely affects the value of the related Mortgage Loan or the Trust Subordinate Companion Loan, the value of the related Mortgaged Property or the interests of any Certificateholders in the Mortgage Loan, the Trust Subordinate Companion Loan or Mortgaged Property or causes the Mortgage Loan or the Trust Subordinate Companion Loan to be other than a “qualified mortgage” within the meaning of Code Section 860G(a)(3), but without regard to the rule of Treasury regulations Section 1.860G-2(f)(2) that causes a defective Mortgage Loan to be treated as a qualified mortgage (a “Material Defect”), the applicable mortgage loan seller will be required to, no later than 90 days following the earlier of:

(x)       such mortgage loan seller’s discovery of any Material Defect;

(y)       such mortgage loan seller’s receipt of notice of any Material Defect from any party to the PSA; or

(z)       in the case of such Material Defect that would cause the Mortgage Loan or the Trust Subordinate Companion Loan not to be a “qualified mortgage” within the meaning of Code Section 860G(a)(3), but without regard to the rule of Treasury regulations Section 1.860G-2(f)(2) that causes a defective Mortgage Loan or Trust Subordinate Companion Loan to be treated as a qualified mortgage, the earlier of (A) the discovery of any Material Defect by any party to the PSA or (B) receipt of a notice of any Material Defect by the applicable mortgage loan seller,

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(1) cure such Material Defect in all material respects, at its own expense,

(2) repurchase the affected Mortgage Loan and the related Trust Subordinate Companion Loan or REO Loan at the Purchase Price, or

(3) substitute a Qualified Substitute Mortgage Loan (other than with respect to the Whole Loans, as applicable, for which no substitution will be permitted) for such affected Mortgage Loan or such REO Loan (excluding any related Serviced Companion Loan, if applicable) (provided that in no event will any such substitution occur on or after the second anniversary of the Closing Date), and pay a shortfall amount in connection with such substitution;

provided that no such substitution may occur on or after the second anniversary of the Closing Date [, and the applicable mortgage loan seller may not repurchase the Trust Subordinate Companion Loan without repurchasing the related Mortgage Loan]; provided, further, however, that the applicable mortgage loan seller will generally have an additional 90-day period to cure such Material Defect or, failing such cure, to repurchase the affected Mortgage Loan and the related Trust Subordinate Companion Loan or REO Loan or, if applicable, substitute a Qualified Substitute Mortgage Loan (other than with respect to the related Whole Loans, for which no substitution will be permitted), if it is diligently proceeding toward that cure, and has delivered to the master servicer, the special servicer, the certificate administrator (who will promptly deliver a copy of such officer’s certificate to the 17g-5 Information Provider), the trustee, the operating advisor, the asset representations reviewer and, with respect to any Mortgage Loan, prior to the occurrence of a Consultation Termination Event, the Directing Certificateholder, an officer’s certificate that describes the reasons that a cure was not effected within the initial 90-day period. Notwithstanding the foregoing, there will be no such 90-day extension, if such Material Defect would cause the related Mortgage Loan or the related Trust Subordinate Companion Loan not to be a “qualified mortgage” within the meaning of Code Section 860G(a)(3), but without regard to the rule of Treasury regulations Section 1.860G-2(f)(2) that causes a defective Mortgage Loan to be treated as a qualified mortgage.

No delay in either the discovery of a Material Defect or in providing notice of such Material Defect will relieve the applicable mortgage loan seller of its obligation to repurchase the related Mortgage Loan and the related Trust Subordinate Companion Loan unless (i) the mortgage loan seller did not otherwise discover or have knowledge of such Material Defect and (ii) such delay is the result of the failure by a party to the PSA to promptly provide a notice of such Material Defect as required by the terms of the MLPA or the PSA after such party has actual knowledge of such defect or breach (knowledge will not be deemed to exist by reason of the custodian’s exception report), (iii) such Material Defect does not relate to the applicable Mortgage Loan not being a “qualified mortgage” within the meaning of Code Section 860G(a)(3), but without regard to the rule of Treasury regulations Section 1.860G-2(f)(2) that causes a defective obligation to be treated as a qualified mortgage, and (iv) such delay precludes the mortgage loan seller from curing such Material Defect. Notwithstanding the foregoing, if a Mortgage Loan is not secured by a Mortgaged Property that is, in whole or in part, a hotel, restaurant (operated by a borrower), healthcare facility, nursing home, assisted living facility, self-storage facility, theater or fitness center (operated by a borrower), then the failure to deliver copies of the UCC financing statements with respect to such Mortgage Loan will not be a Material Defect.

If there is a Material Defect with respect to one or more Mortgaged Properties with respect to a Mortgage Loan, the applicable mortgage loan seller will not be obligated to repurchase the Mortgage Loan if (i) the affected Mortgaged Property may be released pursuant to the terms of any partial release provisions in the related Mortgage Loan

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documents (and such Mortgaged Property is, in fact, released), (ii) the remaining Mortgaged Property(ies) satisfy the requirements, if any, set forth in the Mortgage Loan documents and the applicable mortgage loan seller provides an opinion of counsel to the effect that such release would not (A) cause any Trust REMIC to fail to qualify as a REMIC or (B) result in the imposition of a tax upon any Trust REMIC or the issuing entity and (iii) each applicable Rating Agency has provided a Rating Agency Confirmation.

[Notwithstanding the foregoing, in lieu of a mortgage loan seller repurchasing, substituting or curing such Material Defect, to the extent that the mortgage loan seller and the master servicer (with respect to non-Specially Serviced Loans) and the special servicer (with respect to Specially Serviced Loans) (with the consent of the Directing Certificateholder in respect of any Mortgage Loan that is not an Excluded Loan [or a Servicing Shift Mortgage Loan], but in all cases only prior to a Control Termination Event) are able to agree upon a cash payment payable by the mortgage loan seller to the issuing entity that would be deemed sufficient to compensate the issuing entity for such Material Defect (a “Loss of Value Payment”), the mortgage loan seller may elect, in its sole discretion, to pay such Loss of Value Payment. The special servicer will determine the amount of any applicable Loss of Value Payment (with the consent of the Directing Certificateholder in respect of any Mortgage Loan that is not an Excluded Loan and for so long as no Control Termination Event has occurred and is continuing) and, in the case of any PSA Party Repurchase Request with respect to non-Specially Serviced Loans prior to the occurrence of a Resolution Failure, will communicate such amount to the master servicer for its enforcement action with the applicable mortgage loan seller. In connection with any such determination with respect to any non-Specially Serviced Loan, the master servicer will promptly provide the special servicer, but in any event within the time frame and in the manner provided in the PSA, with the servicing file and all information, documents and records (including records stored electronically on computer tapes, magnetic discs and the like) relating to such non-Specially Serviced Loan and, if applicable, the related Serviced Companion Loan, either in the master servicer’s possession or otherwise reasonably available to the master servicer, and reasonably requested by the special servicer to the extent set forth in the PSA in order to permit the special servicer to calculate the Loss of Value Payment as set forth in the PSA. Upon its making such payment, the mortgage loan seller will be deemed to have cured such Material Defect in all respects. A Loss of Value Payment may not be made with respect to any such Material Defect that would cause the applicable Mortgage Loan not to be a “qualified mortgage” within the meaning of Code Section 860G(a)(3), but without regard to the rule of Treasury regulations Section 1.860G-2(f)(2) that causes a defective Mortgage Loan to be treated as a qualified mortgage.]

In addition, the MLPA provides that, with respect to the Non-Serviced Whole Loan, if a material document defect exists under the Non-Serviced PSA, and the related seller repurchases the Non-Serviced Companion Loan from the Non-Serviced Securitization Trust, such seller is required to repurchase the Non-Serviced Mortgage Loan; provided, however, that no such repurchase obligation will apply to any material document defect related solely to the promissory notes for any Pari Passu Companion Loans contained in the Non-Serviced Securitization Trust.

With respect to any Mortgage Loan and the Trust Subordinate Companion Loan (or related REO Loan), the “Purchase Price” equals to the sum of (1) the [outstanding principal balance of such Mortgage Loan [and the related Trust Subordinate Companion Loan] (or related REO Loan (excluding, for such purpose, the related Companion Loan, if applicable)], as of the date of purchase, (2) all accrued and unpaid interest on the Mortgage Loan [and the related Trust Subordinate Companion Loan] (or any related REO Loan (excluding, for such purpose, the related Companion Loan, if applicable)) [at the related Mortgage Rate in

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effect from time to time][(excluding any portion of such interest that represents default interest or Excess Interest on the ARD Loans)], to, but not including, the due date immediately preceding or coinciding with the Determination Date for the Collection Period of purchase, (3) all related unreimbursed Servicing Advances plus accrued and unpaid interest on all related Advances at the Reimbursement Rate, Special Servicing Fees (whether paid or unpaid), Liquidation Fees (to the extent set forth in clause (5) below) and any other additional trust fund expenses (except for Liquidation Fees) in respect of such Mortgage Loan and the related Trust Subordinate Companion Loan or related REO Loan (excluding, for such purposes, any related Companion Loan, if any), (4) solely in the case of a repurchase or substitution by a mortgage loan seller, all reasonable out-of-pocket expenses reasonably incurred or to be incurred by the master servicer, the special servicer, the depositor, the certificate administrator, asset representations reviewer or the trustee in respect of the omission, breach or defect giving rise to the repurchase or substitution obligation, including any Asset Representations Reviewer Asset Review Fee to the extent not previously paid by the related mortgage loan seller and any expenses arising out of the enforcement of the repurchase or substitution obligation, including, without limitation, legal fees and expenses and any additional trust fund expenses relating to such Mortgage Loan and the related Trust Subordinate Companion Loan (or related REO Loan); provided, however, that such out-of-pocket expenses will not include expenses incurred by investors in instituting an Asset Review Vote Election, in taking part in an Asset Review Vote or in utilizing the dispute resolution provisions described below under “—Dispute Resolution Provisions”, and (5) Liquidation Fees, if any, payable with respect to the affected Mortgage Loan and the related Trust Subordinate Companion Loan (or related REO Loan) (which will not include any Liquidation Fees if such affected Mortgage Loan is repurchased prior to the expiration of the additional 90-day period immediately following the initial 90-day period).

A “Qualified Substitute Mortgage Loan” is a substitute mortgage loan (other than with respect to the Whole Loans, for which no substitution will be permitted) replacing a Mortgage Loan with respect to which a material breach or document defect exists that must, on the date of substitution:

(a)  have an outstanding principal balance, after application of all scheduled payments of principal and interest due during or prior to the month of substitution, whether or not received, not in excess of the Stated Principal Balance of the removed Mortgage Loan as of the due date in the calendar month during which the substitution occurs;

(b)  have a Mortgage Rate not less than the Mortgage Rate of the removed Mortgage Loan (determined without regard to any prior modification, waiver or amendment of the terms of the removed Mortgage Loan);

(c)  have the same due date and a grace period no longer than that of the removed Mortgage Loan;

(d)  accrue interest on the same basis as the removed Mortgage Loan (for example, on the basis of a 360-day year consisting of twelve 30-day months);

(e)  have a remaining term to stated maturity not greater than, and not more than two years less than, the remaining term to stated maturity of the removed Mortgage Loan;

(f)   have a then-current loan-to-value ratio equal to or less than [the lesser of (i)] the loan-to-value ratio for the removed Mortgage Loan as of the Closing Date [and (ii) [__]%, in each case] using a “value” for the Mortgaged Property as determined using an

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appraisal conducted by a member of the Appraisal Institute (“MAI”) prepared in accordance with the requirements of the FIRREA;

(g)  comply as of the date of substitution in all material respects with all of the representations and warranties set forth in the related MLPA;

(h) have an environmental report that indicates no material adverse environmental conditions with respect to the related Mortgaged Property and that will be delivered as a part of the related Mortgage File;

(i)   have a then-current debt service coverage ratio at least equal to [the greater of (i)] the original debt service coverage ratio of the removed Mortgage Loan as of the Closing Date [and (ii) [___]x];

(j)   constitute a “qualified replacement mortgage” within the meaning of Code Section 860G(a)(4) as evidenced by an opinion of counsel (provided at the applicable mortgage loan seller’s expense);

(k)  not have a maturity date or an amortization period that extends to a date that is after the date two years prior to the Rated Final Distribution Date;

(l)   have comparable prepayment restrictions to those of the removed Mortgage Loan;

(m)  not be substituted for a removed Mortgage Loan unless the trustee and the certificate administrator have received a Rating Agency Confirmation from each of the Rating Agencies (the cost, if any, of obtaining such Rating Agency Confirmation to be paid by the applicable mortgage loan seller);

(n) have been approved, so long as a Control Termination Event has not occurred and is not continuing, by the Directing Certificateholder;

(o)  prohibit defeasance within two years of the Closing Date;

(p)  not be substituted for a removed Mortgage Loan if it would result in the termination of the REMIC status of any Trust REMIC or the imposition of tax on any Trust REMIC or the issuing entity other than a tax on income expressly permitted or contemplated to be imposed by the terms of the PSA, as determined by an opinion of counsel;

(q)  have an engineering report that indicates no material adverse property condition or deferred maintenance with respect to the related Mortgaged Property that will be delivered as a part of the related servicing file; and

(r)  be current in the payment of all scheduled payments of principal and interest then due.

In the event that more than one Mortgage Loan is substituted for a removed Mortgage Loan or Mortgage Loans, then (x) the amounts described in clause (a) are required to be determined on the basis of aggregate principal balances and (y) each such proposed Qualified Substitute Mortgage Loan must individually satisfy each of the requirements specified in clauses (b) through (r) of the preceding sentence, except (z) the rates described in clause (b) above and the remaining term to stated maturity referred to in clause (e) above are required to be determined on a weighted average basis, provided that no individual Mortgage Rate (net of the Servicing Fee Rate, the Certificate

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Administrator/Trustee Fee Rate, the Operating Advisor Fee Rate, the Asset Representations Reviewer Fee Rate and the CREFC® Intellectual Property Royalty License Fee Rate) may be lower than the highest fixed Pass-Through Rate (not based on or subject to a cap equal to or based on the WAC Rate) of any class of Principal Balance Certificates having a principal balance then-outstanding. When a Qualified Substitute Mortgage Loan is substituted for a removed Mortgage Loan, the applicable mortgage loan seller will be required to certify that the Mortgage Loan meets all of the requirements of the above definition and send the certification to the trustee the certificate administrator and, prior to the occurrence of a Consultation Termination Event, the Directing Certificateholder.

The foregoing repurchase or substitution obligation or the obligation to pay the Loss of Value Payment will constitute the sole remedy available to the Certificateholders and the trustee under the PSA for any uncured breach of any mortgage loan seller’s representations and warranties regarding the Mortgage Loans or any uncured document defect; provided, however, that if any breach pertains to a representation or warranty that the related Mortgage Loan documents or any particular Mortgage Loan document requires the related borrower to bear the costs and expenses associated with any particular action or matter under such Mortgage Loan document(s), then the applicable mortgage loan seller may cure such breach within the applicable cure period (as the same may be extended) by reimbursing the issuing entity (by wire transfer of immediately available funds) for (i) the reasonable amount of any such costs and expenses incurred by parties to the PSA or the issuing entity that are incurred as a result of such breach and have not been reimbursed by the related borrower and (ii) the amount of any fees and reimbursable expenses of the asset representations reviewer attributable to the Asset Review of such Mortgage Loan; provided, further, that in the event any such costs and expenses exceed $10,000, the applicable mortgage loan seller will have the option to either repurchase or substitute for the related Mortgage Loan as provided above or pay such costs and expenses. The applicable mortgage loan seller will remit the amount of these costs and expenses and upon its making such remittance, the applicable mortgage loan seller will be deemed to have cured the breach in all respects. The applicable mortgage loan seller will be the sole warranting party in respect of the Mortgage Loans sold by that mortgage loan seller to the depositor, and none of its affiliates (other than the respective guarantor) and no other person will be obligated to repurchase or replace any affected Mortgage Loan or make a Loss of Value Payment in connection with a breach of any representation and warranty or in connection with a document defect if the applicable mortgage loan seller defaults on its obligation to do so.

Dispute Resolution Provisions

The mortgage loan seller will be subject to the dispute resolution provisions described under “Pooling and Servicing Agreement—Dispute Resolution Provisions” to the extent those provisions are triggered with respect to any mortgage loan sold to the depositor by the mortgage loan seller and will be obligated under the related MLPA to comply with all applicable provisions and to take part in any mediation or arbitration proceedings that may result.

Asset Review Obligations

The mortgage loan seller will be obligated to perform its obligations described under “Pooling and Servicing Agreement—The Asset Representations Reviewer—Asset Review” relating to any Asset Reviews performed by the asset representations reviewer, and the mortgage loan seller will have the rights described under that heading.

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Pooling and Servicing Agreement

General

The servicing and administration of the Mortgage Loans (other than the Non-Serviced Mortgage Loan), any related Serviced Companion Loans and any related REO Properties (including any interest of the holder of any Companion Loan in the REO Property acquired with respect to any Serviced Whole Loan) will be governed by the PSA and the related Intercreditor Agreement.

The Non-Serviced Mortgage Loan, the Non-Serviced Companion Loan and any related REO Properties (including the issuing entity’s interest in REO Property acquired with respect to the Non-Serviced Whole Loan) will be serviced by the Non-Serviced Master Servicer and the Non-Serviced Special Servicer under the Non-Serviced PSA in accordance with such Non-Serviced PSA and the related Intercreditor Agreement. Unless otherwise specifically stated and except where the context otherwise indicates (such as with respect to P&I Advances), discussions in this section or in any other section of this prospectus regarding the servicing and administration of the Mortgage Loans should be deemed to include the servicing and administration of the related Serviced Companion Loans but do not include the Non-Serviced Mortgage Loan, the Non-Serviced Companion Loan and any related REO Property.

The following summaries describe certain provisions of the PSA relating to the servicing and administration of the Mortgage Loans (excluding the Non-Serviced Mortgage Loan), the related Companion Loans and any related REO Properties. In the case of the Serviced Whole Loans, certain provisions of the related Intercreditor Agreement are described under “Description of the Mortgage Pool—The Whole Loans—The Serviced Pari Passu Whole Loan” and “—The Serviced AB Whole Loan”.

Certain provisions of the Non-Serviced PSA relating to the servicing and administration of the Non-Serviced Mortgage Loan, the Non-Serviced Companion Loan and the related REO Properties and the related Intercreditor Agreement are summarized under “Description of the Mortgage Pool—The Whole Loans—The Non-Serviced Whole Loan” and “—Servicing of the Non-Serviced Mortgage Loan” below.

[As to particular servicing matters, the discussion under this heading “Pooling and Servicing Agreement” is applicable with respect to the Servicing Shift Whole Loan only while the PSA governs the servicing of such Servicing Shift Whole Loan. As described in “Risk Factors—Risks Related to Conflicts of Interest—The Servicing of the Servicing Shift Whole Loan Will Shift to Other Servicers”, on or after the related Servicing Shift Securitization Date, the Servicing Shift Whole Loan will be serviced pursuant to the related Servicing Shift PSA, and the provisions of each such Servicing Shift PSA may be different than the terms of the PSA, although such Servicing Shift Whole Loan will still need to be serviced in compliance with the requirements of the related Intercreditor Agreement, as described in “Description of the Mortgage Pool—The Whole Loans—The Serviced Pari Passu Whole Loan” and “—The Non-Serviced Whole Loan”.]

The PSA does not include an obligation for any party of the PSA to advise a Certificateholder with respect to its rights and protections relative to the trust.

Assignment of the Mortgage Loans

The depositor will purchase the Mortgage Loans and the Trust Subordinate Companion Loan to be included in the issuing entity on or before the Closing Date from each of the

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mortgage loan sellers pursuant to separate MLPAs. See “Transaction Parties—The Sponsors and Mortgage Loan Sellers” and “Description of the Mortgage Loan Purchase Agreements”.

On the Closing Date, the depositor will sell, transfer or otherwise convey, assign or cause the assignment of the Mortgage Loans and the Trust Subordinate Companion Loan, without recourse, together with the depositor’s rights and remedies against the mortgage loan sellers under the MLPAs, to the trustee for the benefit of the holders of the certificates. On or prior to the Closing Date, the depositor will require each mortgage loan seller to deliver to the certificate administrator, in its capacity as custodian, the Mortgage Notes and certain other documents and instruments with respect to each Mortgage Loan (other than the Non-Serviced Mortgage Loan) or Serviced Whole Loan. The custodian will hold such documents in the name of the issuing entity for the benefit of the holders of the certificates. The custodian is obligated to review certain documents for each Mortgage Loan within [60] days of the Closing Date and report any missing documents or certain types of document defects to the parties to the PSA and the Directing Certificateholder (so long as no Consultation Termination Event has occurred) and the related mortgage loan seller.

In addition, pursuant to the related MLPA, the depositor will require each mortgage loan seller to deliver the Diligence File to the special servicer on the Closing Date.

Pursuant to the PSA, the depositor will assign to the trustee for the benefit of Certificateholders the representations and warranties made by the mortgage loan sellers to the depositor in the MLPAs and any rights and remedies that the depositor has against the mortgage loan sellers under the MLPAs with respect to any Material Defect. See “—Enforcement of Mortgage Loan Seller’s Obligations Under the MLPA” below and “Description of the Mortgage Loan Purchase Agreements”.

Servicing Standard

The master servicer and the special servicer will each be required to diligently service and administer the Mortgage Loans (excluding the Non-Serviced Mortgage Loan), any related Serviced Companion Loans and the related REO Properties (other than any REO Property related to a Non-Serviced Mortgage Loan), for which it is responsible in accordance with applicable law, the terms of the PSA, the Mortgage Loan documents, and the related Intercreditor Agreements and, to the extent consistent with the foregoing, in accordance with the higher of the following standards of care: (1) the same manner in which, and with the same care, skill, prudence and diligence with which the master servicer or the special servicer, as the case may be, services and administers similar mortgage loans for other third party portfolios, and (2) the same care, skill, prudence and diligence with which the master servicer or special servicer, as the case may be, services and administers similar mortgage loans owned by the master servicer or the special servicer, as the case may be, with a view to: (A) the timely recovery of all payments of principal and interest under the Mortgage Loans or Serviced Whole Loans or (B) in the case of a Specially Serviced Loan or an REO Property, the maximization of recovery of principal and interest on a net present value basis on the Mortgage Loans and any related Serviced Companion Loans, and the best interests of the issuing entity and the Certificateholders (as a collective whole as if such Certificateholders constituted a single lender) (and, in the case of any Whole Loan, the best interests of the issuing entity, the Certificateholders and the holder of any related Companion Loan (as a collective whole as if such Certificateholders and the holder or holders of the related Companion Loan constituted a single lender), taking into account the pari passu or subordinate nature of the related Companion Loan), as determined by the master servicer or the special servicer, as the case may be, in its reasonable judgment, in either case giving due consideration to the customary and usual standards of practice of

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prudent, institutional commercial, multifamily and manufactured housing community mortgage loan servicers, but without regard to any conflict of interest arising from:

(A) any relationship that the master servicer or the special servicer, as the case may be, or any of their respective affiliates, as the case may be, may have with any of the underlying borrowers, the sponsors, the mortgage loan sellers, the originators, any party to the PSA or any affiliate of the foregoing;

(B) the ownership of any certificate (or any interest in any Companion Loan, mezzanine loan or subordinate debt relating to a Mortgage Loan) by the master servicer or special servicer, as the case may be, or any of their respective affiliates;

(C) the obligation, if any, of the master servicer to make Advances;

(D) the right of the master servicer or the special servicer, as the case may be, or any of its affiliates to receive compensation or reimbursement of costs under the PSA generally or with respect to any particular transaction;

(E) the ownership, servicing or management for others of (i) the Non-Serviced Mortgage Loan and the Non-Serviced Companion Loan or (ii) any other mortgage loans, subordinate debt, mezzanine loans or properties not covered by the PSA or held by the issuing entity by the master servicer or special servicer, as the case may be, or any of its affiliates;

(F)  any debt that the master servicer or the special servicer, as the case may be, or any of its affiliates, has extended to any underlying borrower or an affiliate of any borrower (including, without limitation, any mezzanine financing);

(G) any option to purchase any Mortgage Loan or the related Companion Loan the master servicer or special servicer, as the case may be, or any of its affiliates, may have; and

(H) any obligation of the master servicer or the special servicer, or one of their respective affiliates, to repurchase or substitute for a Mortgage Loan as a mortgage loan seller (if the master servicer or the special servicer or any of their respective affiliates is a mortgage loan seller) (the foregoing, collectively referred to as the “Servicing Standard”).

All net present value calculations and determinations made under the PSA with respect to any Mortgage Loan, Mortgaged Property or REO Property (including for purposes of the definition of “Servicing Standard” set forth above) will be made in accordance with the Mortgage Loan documents or, in the event the Mortgage Loan documents are silent, by using a discount rate (i) for principal and interest payments on the Mortgage Loan or Serviced Companion Loan or sale of a Defaulted Loan, the highest of (1) the rate determined by the master servicer or special servicer, as applicable, that approximates the market rate that would be obtainable by the borrowers on similar non-defaulted debt of the borrowers as of such date of determination, (2) the Mortgage Rate and (3) the yield on 10-year U.S. treasuries as of such date of determination and (ii) for all other cash flows, including property cash flow, the “discount rate” set forth in the most recent appraisal (or updated appraisal) of the related Mortgaged Property.

In the case of the Non-Serviced Mortgage Loan, the master servicer and the special servicer will be required to act in accordance with the Servicing Standard with respect to any action required to be taken regarding the Non-Serviced Mortgage Loan pursuant to their respective obligations under the PSA.

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Subservicing

The master servicer and the special servicer may delegate and/or assign some or all of their respective servicing obligations and duties with respect to some or all of the Mortgage Loans (other than the Non-Serviced Mortgage Loan) and the Serviced Companion Loans to one or more third party sub-servicers provided that the master servicer and the special servicer, as applicable, will remain obligated under the PSA and will remain responsible for the acts or omissions of any such sub-servicer. A sub-servicer may be an affiliate of the depositor, the master servicer or the special servicer. Notwithstanding the foregoing, the special servicer may not enter into any sub-servicing agreement which provides for the performance by third parties of any or all of its obligations under the PSA without, with respect to any Mortgage Loan other than an Excluded Loan and prior to the occurrence and continuance of a Control Termination Event, the consent of the Directing Certificateholder, except to the extent necessary for the special servicer to comply with applicable regulatory requirements.

Each sub-servicing agreement between the master servicer or special servicer and a sub-servicer (a “Sub-Servicing Agreement”) will generally be required to provide that (i) if for any reason the master servicer or special servicer, as applicable, is no longer acting in that capacity (including, without limitation, by reason of a Servicer Termination Event), the trustee or any successor master servicer or special servicer, as applicable, may assume or terminate such party’s rights and obligations under such Sub-Servicing Agreement and (ii) the sub-servicer will be in default under such Sub-Servicing Agreement and such Sub-Servicing Agreement will be terminated (following the expiration of any applicable grace period) if, among other things, the sub-servicer fails (A) to deliver by the due date any Exchange Act reporting items required to be delivered to the master servicer pursuant to the PSA or such Sub-Servicing Agreement or to the master servicer under any other pooling and servicing agreement that the depositor is a party to, or (B) to perform in any material respect any of its covenants or obligations contained in such Sub-Servicing Agreement regarding creating, obtaining or delivering any Exchange Act reporting items required in order for any party to the PSA to perform its obligations under the PSA or under the Exchange Act reporting requirements of any other pooling and servicing agreement that the depositor is a party to. The master servicer or special servicer, as applicable, will be required to monitor the performance of sub-servicers retained by it and will have the right to remove a sub-servicer retained by it (other than any sub-servicer retained by it at the request of a mortgage loan seller, which is only removable for cause) at any time it considers removal to be in the best interests of the Certificateholders. However, no sub-servicer will be permitted under any Sub-Servicing Agreement to make material servicing decisions, such as loan modifications or determinations as to the manner or timing of enforcing remedies under the Mortgage Loan documents, without the consent of the master servicer or special servicer, as applicable.

Generally, the master servicer will be solely liable for all fees owed by it to any sub-servicer retained by the master servicer, without regard to whether the master servicer’s compensation pursuant to the PSA is sufficient to pay those fees. Each sub-servicer will be required to be reimbursed by the master servicer for certain expenditures which such sub-servicer makes, generally to the same extent the master servicer would be reimbursed under the PSA.

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Advances

P&I Advances

On the business day immediately preceding each Distribution Date (the “Master Servicer Remittance Date”), except as otherwise described below, the master servicer will be obligated, unless determined to be non-recoverable as described below, to make advances (each, a “P&I Advance”) out of its own funds or, subject to the replacement of those funds as provided in the PSA, certain funds held in the Collection Account that are not required to be part of the Available Funds for that Distribution Date, in an amount equal to (but subject to reduction as described below) the aggregate of:

(1) all Periodic Payments (other than balloon payments) (net of any applicable Servicing Fees) that were due on the Mortgage Loans (including any Non-Serviced Mortgage Loan) and any REO Loan (other than any portion of an REO Loan related to a Companion Loan) during the related Collection Period and not received as of the business day preceding the Master Servicer Remittance Date; and

(2) in the case of each Mortgage Loan delinquent in respect of its balloon payment as of the Master Servicer Remittance Date (including any REO Loan (other than any portion of an REO Loan related to a Companion Loan) as to which the balloon payment would have been past due), an amount equal to its Assumed Scheduled Payment.

The master servicer’s obligations to make P&I Advances in respect of any Mortgage Loan (including the Non-Serviced Mortgage Loan) or REO Loan (other than any portion of a REO Loan related to a Companion Loan) will continue, except if a determination as to non-recoverability is made, through and up to liquidation of the Mortgage Loan or disposition of the REO Property, as the case may be. However, no interest will accrue on any P&I Advance made with respect to a Mortgage Loan unless the related Periodic Payment is received after the related Due Date has passed and any applicable grace period has expired or if the related Periodic Payment is received after the Determination Date but on or prior to the Master Servicer Remittance Date. To the extent that the master servicer fails to make a P&I Advance that it is required to make under the PSA, the trustee will be required to make the required P&I Advance in accordance with the terms of the PSA.

If an Appraisal Reduction Amount has been made with respect to any Mortgage Loan (or, in the case of the Non-Serviced Whole Loan, an appraisal reduction has been made in accordance with the Non-Serviced PSA and the master servicer has notice of such Appraisal Reduction Amount) and such Mortgage Loan experiences subsequent delinquencies, then the interest portion of any P&I Advance in respect of that Mortgage Loan for the related Distribution Date will be reduced (there will be no reduction in the principal portion, if any, of such P&I Advance) to equal the product of (x) the amount of the interest portion of the P&I Advance for that Mortgage Loan for the related Distribution Date without regard to this sentence, and (y) a fraction, expressed as a percentage, the numerator of which is equal to the [Stated Principal Balance] of that Mortgage Loan immediately prior to the related Distribution Date, net of the related Appraisal Reduction Amount (or, in the case of any Serviced Whole Loan, the portion of such Appraisal Reduction Amount allocated to the related Mortgage Loan), if any, and the denominator of which is equal to the Stated Principal Balance of that Mortgage Loan immediately prior to the related Distribution Date.

Neither the master servicer nor the trustee will be required to make a P&I Advance for a balloon payment, default interest, late payment charges, yield maintenance charges, prepayment premiums or Excess Interest with respect to any Companion Loan or with

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respect to any cure payable by any holder of a Subordinate Companion Loan related to a Serviced AB Whole Loan.

With respect to the Non-Serviced Whole Loan, if any servicer under the Non-Serviced PSA determines that a P&I Advance with respect to the Non-Serviced Companion Loan, if made, would be non-recoverable, such determination will not be binding on the master servicer and the trustee as it relates to any proposed P&I Advance with respect to the Non-Serviced Mortgage Loan. Similarly, with respect to the Non-Serviced Mortgage Loan, if the master servicer, the special servicer or the trustee, as applicable, determines that any P&I Advance with respect to such Non-Serviced Mortgage Loan, if made, would be non-recoverable, such determination will not be binding on the related master servicer and related trustee under the related Non-Serviced PSA as such determination relates to any proposed P&I Advance with respect to the Non-Serviced Companion Loan (unless the Non-Serviced PSA provides otherwise).

Servicing Advances

In addition to P&I Advances, except as otherwise described under “—Recovery of Advances” below and except in certain limited circumstances described below, the master servicer will also be obligated (subject to the limitations described in this prospectus), to make advances (“Servicing Advances” and, collectively with P&I Advances, “Advances”) in connection with the servicing and administration of any Mortgage Loan (other than the Non-Serviced Mortgage Loan) and related Companion Loan, as applicable, in respect of which a default, delinquency or other unanticipated event has occurred or is reasonably foreseeable, or, in connection with the servicing and administration of any Mortgaged Property or REO Property, in order to pay delinquent real estate taxes, assessments and hazard insurance premiums and to cover other similar costs and expenses necessary to preserve the priority of or enforce the related Mortgage Loan documents or to protect, lease, manage and maintain the related Mortgaged Property. To the extent that the master servicer fails to make a Servicing Advance that it is required to make under the PSA and the trustee has received notice or otherwise has actual knowledge of this failure, the trustee will be required to make the required Servicing Advance in accordance with the terms of the PSA.

However, none of the master servicer, the special servicer or the trustee will make any Servicing Advance in connection with the exercise of any cure rights or purchase rights granted to the holder of a Serviced Companion Loan under the related Intercreditor Agreement or the PSA.

The special servicer will have no obligation to make any Servicing Advances. However, in an urgent or emergency situation requiring the making of a Servicing Advance, the special servicer may make such Servicing Advance, and the master servicer will be required to reimburse the special servicer for such Advance (with interest on that Advance) within a specified number of days as set forth in the PSA, unless such Advance is determined to be non-recoverable by the master servicer in its reasonable judgment (in which case it will be reimbursed out of the collection account). Once the special servicer is reimbursed, the master servicer will be deemed to have made the special servicer’s Servicing Advance as of the date made by the special servicer, and will be entitled to reimbursement with interest on that Advance in accordance with the terms of the PSA.

No Servicing Advances will be made with respect to any Serviced Whole Loan if the related Mortgage Loan is no longer held by the issuing entity or if such Serviced Whole Loan is no longer serviced under the PSA and no Servicing Advances will be made for the Non-Serviced Whole Loan under the PSA. Any requirement of the master servicer or the trustee

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to make an Advance in the PSA is intended solely to provide liquidity for the benefit of the Certificateholders and not as credit support or otherwise to impose on any such person the risk of loss with respect to one or more Mortgage Loans or the related Companion Loan.

The master servicer will also be obligated to make Servicing Advances with respect to Serviced Whole Loans. With respect to the Non-Serviced Whole Loan, the applicable servicer under the Non-Serviced PSA will be obligated to make property protection advances with respect to such Non-Serviced Whole Loan. See “—Servicing of the Non-Serviced Mortgage Loan” below and “Description of the Mortgage Pool—The Whole Loans—The Non-Serviced Whole Loan”.

Notwithstanding the foregoing, none of the master servicer, the special servicer or the trustee will be obligated to make any Advance that it determines in its reasonable judgment would, if made, not be recoverable (including recovery of interest on the Advance) out of Related Proceeds (a “Nonrecoverable Advance”). In addition, the special servicer may, at its option (with respect to any Specially Serviced Loan, in consultation with, with respect to any Mortgage Loan other than an Excluded Loan, prior to the occurrence of a Consultation Termination Event, the Directing Certificateholder) make a determination in accordance with the Servicing Standard that any P&I Advance or Servicing Advance, if made, would be a Nonrecoverable Advance, and if it makes such a determination, must deliver to the master servicer (and, with respect to a Serviced Pari Passu Mortgage Loan, the master servicer will deliver to any master servicer or special servicer under any pooling and servicing agreement governing any securitization trust into which a related Serviced Pari Passu Companion Loan is deposited, and, with respect to a Non-Serviced Mortgage Loan, the master servicer will deliver to the related Non-Serviced Master Servicer under the related Non-Serviced PSA), the certificate administrator, the trustee, the operating advisor and the 17g-5 Information Provider notice of such determination, which determination may be conclusively relied upon by, but will not be binding upon, the master servicer and the trustee. The special servicer will have no such obligation to make an affirmative determination that any P&I Advance or Servicing Advance is, or would be, recoverable, and in the absence of a determination by the special servicer that such an Advance is non-recoverable, each such decision will remain with the master servicer or the trustee, as applicable. If the special servicer makes a determination that only a portion, and not all, of any previously made or proposed P&I Advance or Servicing Advance is non-recoverable, the master servicer and the trustee will have the right to make its own subsequent determination that any remaining portion of any such previously made or proposed P&I Advance or Servicing Advance is non-recoverable.

In making such non recoverability determination, each person will be entitled to consider (among other things): (a) the obligations of the borrower under the terms of the related Mortgage Loan or Companion Loan, as applicable, as it may have been modified, (b) the related mortgaged properties in their “as-is” or then-current conditions and occupancies, as modified by such party’s assumptions regarding the possibility and effects of future adverse change with respect to such mortgaged properties, (c) estimated future expenses, (d) estimated timing of recoveries, and will be entitled to give due regard to the existence of any Nonrecoverable Advances which, at the time of such consideration, the recovery of which are being deferred or delayed by the master servicer or the trustee, in light of the fact that Related Proceeds are a source of recovery not only for the Advance under consideration but also a potential source of recovery for such delayed or deferred Advance and (e) with respect to a Non-Serviced Whole Loan, any non-recoverability determination of the other master servicer or other trustee under the related Non-Serviced PSA relating to a principal and interest advance for a Non-Serviced Companion Loan. In addition, any such person may update or change its recoverability determinations (but not reverse any other person’s determination that an Advance is non-recoverable) at any time and may obtain at

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the expense of the issuing entity any reasonably required analysis, appraisals or market value estimates or other information for such purposes. Absent bad faith, any non-recoverability determination described in this paragraph will be conclusive and binding on the Certificateholders, and may be conclusively relied upon by, but is not binding upon, the master servicer and the trustee. The master servicer and the trustee will be entitled to rely conclusively on any non-recoverability determination of the special servicer. Nonrecoverable Advances will represent a portion of the losses to be borne by the Certificateholders.

Recovery of Advances

The master servicer, the special servicer or the trustee, as applicable, will be entitled to recover (a) any Servicing Advance made out of its own funds from any amounts collected in respect of a Mortgage Loan (or, consistent with the related Intercreditor Agreement, a Serviced Whole Loan) as to which such Servicing Advance was made, and (b) any P&I Advance made out of its own funds from any amounts collected in respect of a Mortgage Loan as to which such P&I Advance was made, whether in the form of late payments, insurance and condemnation proceeds, liquidation proceeds or otherwise from the related Mortgage Loan (“Related Proceeds”). Each of the master servicer, the special servicer and the trustee will be entitled to recover any Advance by it that it subsequently determines to be a Nonrecoverable Advance out of general collections relating to the Mortgage Loans on deposit in the Collection Account (first from principal collections and then from any other collections). Amounts payable in respect of each Serviced Companion Loan pursuant to the related Intercreditor Agreement will not be available for distributions on the certificates or for the reimbursement of Nonrecoverable Advances of principal or interest with respect to the related Mortgage Loan, but will be available, in accordance with the PSA and related Intercreditor Agreement, for the reimbursement of any Servicing Advances with respect to the related Serviced Whole Loan. If a Servicing Advance by the master servicer or the special servicer (or trustee, as applicable) on a Serviced Whole Loan becomes a Nonrecoverable Advance and the master servicer, the special servicer or the trustee, as applicable, is unable to recover such amounts from related proceeds or the related Companion Loan, as applicable, the master servicer, the special servicer or the trustee (as applicable) will be permitted to recover such Nonrecoverable Advance (including interest thereon) out of general collections on or relating to the Mortgage Loans on deposit in the Collection Account.

If the funds in the Collection Account relating to the Mortgage Loans allocable to principal on the Mortgage Loans are insufficient to fully reimburse the party entitled to reimbursement, then such party as an accommodation may elect, on a monthly basis, at its sole option and discretion to defer reimbursement of the portion that exceeds such amount allocable to principal (in which case interest will continue to accrue on the unreimbursed portion of the advance) for a time as required to reimburse the excess portion from principal for a consecutive period up to 12 months (provided that , with respect to any Mortgage Loan other than an Excluded Loan, any such deferral exceeding 6 months will require, prior to the occurrence and continuance of any Control Termination Event, the consent of the Directing Certificateholder) and any election to so defer will be deemed to be in accordance with the Servicing Standard; provided that no such deferral may occur at any time to the extent that amounts otherwise distributable as principal are available for such reimbursement.

In connection with a potential election by the master servicer, the special servicer or the trustee to refrain from the reimbursement of all or a portion of a particular Nonrecoverable Advance during the one month collection period ending on the related Determination Date for any Distribution Date, the master servicer, the special servicer or the trustee will be authorized to wait for principal collections on the Mortgage Loans to be received until the

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end of such collection period before making its determination of whether to refrain from the reimbursement of all or a portion of a particular Nonrecoverable Advance; provided, however, that if, at any time the master servicer, the special servicer or the trustee, as applicable, elects, in its sole discretion, not to refrain from obtaining such reimbursement or otherwise determines that the reimbursement of a Nonrecoverable Advance during a one month collection period will exceed the full amount of the principal portion of general collections on or relating to the Mortgage Loans deposited in the Collection Account for such Distribution Date, then the master servicer, the special servicer or the trustee, as applicable, will be required to use its reasonable efforts to give the 17g-5 Information Provider 15 days’ notice of such determination for posting on the 17g-5 Information Provider’s website, unless extraordinary circumstances make such notice impractical, and thereafter will be required to deliver copies of such notice to the 17g-5 Information Provider as soon as practical. Notwithstanding the foregoing, failure to give such notice will in no way affect the master servicer’s, the special servicer’s or the trustee’s election whether to refrain from obtaining such reimbursement.

Each of the master servicer, the special servicer and the trustee will be entitled to recover any Advance that is outstanding at the time that a Mortgage Loan is modified but is not repaid in full by the borrower in connection with such modification but becomes an obligation of the borrower to pay such amounts in the future (such Advance, together with interest on that Advance, a “Workout-Delayed Reimbursement Amount”) out of principal collections on the Mortgage Loans in the Collection Account.

Any amount that constitutes all or a portion of any Workout-Delayed Reimbursement Amount may in the future be determined to constitute a Nonrecoverable Advance and thereafter will be recoverable as any other Nonrecoverable Advance.

In connection with its recovery of any Advance, each of the master servicer, the special servicer and the trustee will be entitled to be paid, out of any amounts relating to the Mortgage Loans then on deposit in the Collection Account, interest at the Prime Rate (the “Reimbursement Rate”) accrued on the amount of the Advance from the date made to, but not including, the date of reimbursement. Neither the master servicer nor the trustee will be entitled to interest on P&I Advances that accrues before the related due date has passed. The “Prime Rate” will be the prime rate, for any day, set forth in The Wall Street Journal, New York edition.

See “—Servicing of the Non-Serviced Mortgage Loan” for reimbursements of servicing advances made in respect of the Non-Serviced Whole Loan under the Non-Serviced PSA.

Accounts

The master servicer is required to establish and maintain, or cause to be established and maintained, one or more accounts and subaccounts (collectively, the “Collection Account”) in its own name on behalf of the trustee and for the benefit of the Certificateholders. The master servicer is required to deposit in the Collection Account in no event later than the 2nd business day following receipt of available and properly identified funds all payments and collections due after the Cut-off Date and other amounts received or advanced with respect to the Mortgage Loans and the Trust Subordinate Companion Loan (including, without limitation, all proceeds (the “Insurance and Condemnation Proceeds”) received under any hazard, title or other insurance policy that provides coverage with respect to a Mortgaged Property or the related Mortgage Loan or Trust Subordinate Companion Loan or in connection with the full or partial condemnation of a Mortgaged Property (other than proceeds applied to the restoration of the Mortgaged Property or released to the related borrower in accordance with the Servicing Standard (or, if applicable, a special servicer)

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and/or the terms and conditions of the related Mortgage) and all other amounts received and retained in connection with the liquidation of any Mortgage Loan that is defaulted and any related defaulted Companion Loans or property acquired by foreclosure or otherwise (the “Liquidation Proceeds”)) together with the net operating income (less reasonable reserves for future expenses) derived from the operation of any REO Properties. Notwithstanding the foregoing, the collections on the Whole Loans will be FHA limited to the portion of such amounts that are payable to the holder of the related Mortgage Loan pursuant to the related Intercreditor Agreement.

The master servicer will also be required to establish and maintain a segregated custodial account (the “Companion Distribution Account”) with respect to each Serviced Whole Loan, which may be a sub-account of the Collection Account, and deposit amounts collected in respect of each Serviced Whole Loan in the related Companion Distribution Account. The issuing entity will only be entitled to amounts on deposit in a Companion Distribution Account to the extent these funds are not otherwise payable to the holder of a related Serviced Companion Loan or payable or reimbursable to any party to the PSA. Any amounts in a Companion Distribution Account to which the issuing entity is entitled will be transferred on a monthly basis to the Collection Account.

With respect to each Distribution Date, the master servicer will be required to disburse from the Collection Account and remit to the certificate administrator for deposit into the Lower-Tier REMIC Distribution Account in respect of the related Mortgage Loans, to the extent of funds on deposit in the Collection Account, on the related Master Servicer Remittance Date, the Available Funds for such Distribution Date and any yield maintenance charges or prepayment premiums received as of the related Determination Date. The certificate administrator is required to establish and maintain various accounts, including a “Lower-Tier REMIC Distribution Account”, a “Upper-Tier REMIC Distribution Account”, and a “Loan Specific REMIC Distribution Account”, each of which may be sub-accounts of a single account (collectively, the “Distribution Accounts”), in its own name on behalf of the trustee and for the benefit of the Certificateholders (or for the benefit of the [LOAN-SPECIFIC CLASS] certificates, in the case of the Loan Specific REMIC Distribution Account).

On each Distribution Date, the certificate administrator is required to apply amounts on deposit in the Upper-Tier REMIC Distribution Account (which will include all funds that were remitted by the master servicer from the Collection Account (other than with respect to the Trust Subordinate Companion Loan) or the Loan Specific REMIC Distribution Account), plus, among other things, any P&I Advances less amounts, if any, distributable to the Class R and Class [ARD] certificates as set forth in the PSA generally to (1) in the case of the Upper-Tier REMIC Distribution Account, make distributions of interest and principal from Available Funds to the holders of the Regular Certificates and the Trust Components, as described under “Description of the Certificates—Distributions”, and (2) to apply amounts on deposit in the Loan Specific REMIC Distribution Account (which will include all funds that were remitted by the master servicer from the Collection Account with respect to the Trust Subordinate Companion Loan, less amounts, if any, distributable to the Class R certificates) to make distributions of interest and principal from the available funds for the [LOAN-SPECIFIC CLASS] certificates to the holders of the [LOAN-SPECIFIC CLASS] certificates.

The certificate administrator is also required to establish and maintain an account (the “Interest Reserve Account”) which may be a sub-account of the Distribution Account, in its own name on behalf of the trustee for the benefit of the Certificateholders (other than the holders of the [LOAN-SPECIFIC CLASS] certificates). On the Master Servicer Remittance Date occurring each February and on any Master Servicer Remittance Date occurring in any January which occurs in a year that is not a leap year (in each case, unless the related Distribution Date is the final Distribution Date), the certificate administrator will be required

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to deposit amounts remitted by the master servicer or P&I Advances made on the related Mortgage Loans into the Interest Reserve Account during the related interest period, in respect of the Mortgage Loans that accrue interest on the basis of the actual number of days in a month, assuming a 360-day year (“Actual/360 Basis”) (collectively, the “Actual/360 Loans”), in an amount equal to one day’s interest at the Net Mortgage Rate for each such Actual/360 Loan on its Stated Principal Balance and as of the Distribution Date in the month preceding the month in which the Master Servicer Remittance Date occurs, to the extent a Periodic Payment or P&I Advance or other deposit is made in respect of the Mortgage Loans (all amounts so deposited in any consecutive January (if applicable) and February, “Withheld Amounts”). On the Master Servicer Remittance Date occurring each March (or February, if the related Distribution Date is the final Distribution Date), the certificate administrator will be required to withdraw from the Interest Reserve Account an amount equal to the Withheld Amounts from the preceding January (if applicable) and February, if any, and deposit that amount into the Lower-Tier REMIC Distribution Account.

The certificate administrator is also required to establish and maintain an account (the “Exchangeable Distribution Account”), which may be a sub-account of the Distribution Account, in its own name on behalf of the trustee for the benefit of the holders of the Class [EC] and the Exchangeable Certificates.

The certificate administrator is also required to establish and maintain an account (the “Excess Interest Distribution Account”), which may be a sub-account of the Distribution Account, in the name of the trustee for the benefit of the holders of the Class [ARD] certificates. Prior to the applicable Distribution Date, the master servicer is required to remit to the certificate administrator for deposit into the Excess Interest Distribution Account an amount equal to the Excess Interest received by the master servicer on or prior to the related Determination Date.

The certificate administrator may be required to establish and maintain an account (the “Gain-on-Sale Reserve Account”), which may be a sub-account of the Distribution Account, in its own name on behalf of the trustee for the benefit of the Certificateholders. To the extent that any gains are realized on sales of Mortgaged Properties (or, with respect to any Whole Loan, the portion of such amounts that are payable on the related Mortgage Loan pursuant to the related Intercreditor Agreement), such gains will be applied on the applicable Distribution Date as part of Available Funds to all amounts due and payable on the Regular Certificates and the Trust Components (including to reimburse for Realized Losses previously allocated to such certificates and/or Trust Components, and to the extent not so applied, such gains will be held and applied to offset future Realized Losses, if any (as determined by the special servicer)). Any remaining amounts will be distributed on the Class R Certificates.

Other accounts to be established pursuant to the PSA are one or more segregated custodial accounts (the “REO Account”) for collections from REO Properties. Each REO Account will be maintained by the special servicer in its own name on behalf of the trustee and for the benefit of the Certificateholders.

The Collection Account, the Serviced Whole Loan Collection Account, the Distribution Account, the Interest Reserve Account, the Exchangeable Distribution Account, the Excess Interest Distribution Account, the Gain-on-Sale Reserve Account and the REO Account are collectively referred to as the “Securitization Accounts” (but with respect to any Whole Loan, only to the extent of the issuing entity’s interest in the Whole Loan). Each of the foregoing accounts will be held at a depository institution or trust company meeting the requirements of the PSA.

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Amounts on deposit in the foregoing accounts may be invested in certain United States government securities and other investments meeting the requirements of the PSA (“Permitted Investments”). Interest or other income earned on funds in the accounts maintained by the master servicer, the certificate administrator or the special servicer will be payable to each of them as additional compensation, and each of them will be required to bear any losses resulting from their investment of such funds.

Withdrawals from the Collection Account

The master servicer may, from time to time, make withdrawals from the Collection Account (or the applicable subaccount of the Collection Account[, exclusive of the Companion Distribution Account that may be a subaccount of the Collection Account]) for any of the following purposes, in each case only to the extent permitted under the PSA and with respect to the Serviced Whole Loan, subject to the terms of the related Intercreditor Agreement, without duplication (the order set forth below not constituting an order of priority for such withdrawals):

(i)                     to remit on each Master Servicer Remittance Date (A) to the certificate administrator for deposit into the Lower-Tier REMIC Distribution Account [(or the Loan Specific REMIC Distribution Account in respect of the Trust Subordinate Companion Loan)] certain portions of the Available Funds [and any prepayment premiums or yield maintenance charges] attributable to the Mortgage Loans on the related Distribution Date or (B) to the certificate administrator for deposit into the Excess Interest Distribution Account an amount equal to the Excess Interest received in the applicable one-month period ending on the related Determination Date, if any;

(ii)                  to pay or reimburse the master servicer, the special servicer and the trustee, as applicable, pursuant to the terms of the PSA for Advances made by any of them and interest on Advances (the master servicer’s, special servicer’s or the trustee’s respective right, as applicable, to reimbursement for items described in this clause (ii) being limited as described above under “—Advances”) (provided that with respect to each Serviced Whole Loan, such reimbursements are subject to the terms of the related Intercreditor Agreement);

(iii)               to pay to the master servicer and the special servicer, as compensation, the aggregate unpaid servicing compensation;

(iv)                to pay to the operating advisor the Operating Advisor Consulting Fee (but only to the extent actually received from the related borrower) or the Operating Advisor Fee;

(v)                   to pay to the asset representations reviewer, the Asset Representations Reviewer Fee Rate and any unpaid Asset Representations Reviewer Asset Review Fee to the extent payable as a trust fund expense;

(vi)                to reimburse the trustee, the special servicer and the master servicer, as applicable, for certain Nonrecoverable Advances or Workout-Delayed Reimbursement Amounts;

(vii)             to reimburse the master servicer, the special servicer, the asset representations reviewer or the trustee, as applicable, for any unreimbursed expenses reasonably incurred with respect to each related Mortgage Loan [or related Trust Subordinate Companion Loan] that has been repurchased or substituted by such person pursuant to the PSA or otherwise;

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(viii)          to reimburse the master servicer or the special servicer for any unreimbursed expenses reasonably incurred by such person in connection with the enforcement of the applicable mortgage loan seller’s obligations under the applicable section of the related MLPA;

(ix)              to pay for any unpaid costs and expenses incurred by the issuing entity;

(x)                 to pay the master servicer and the special servicer, as applicable, as additional servicing compensation, (A) interest and investment income earned in respect of amounts relating to the issuing entity held in the Collection Account and the Companion Distribution Account (but only to the extent of the net investment earnings during the applicable one month period ending on the related Distribution Date) and (B) certain penalty charges and default interest and (C) the difference, if positive, between Prepayment Interest Excess and Prepayment Interest Shortfalls collected on the Mortgage Loans (other than the Non-Serviced Mortgage Loans) and any Serviced Companion Loan, during the related Collection Period to the extent not required to be paid as Compensating Interest Payments;

(xi)              to recoup any amounts deposited in the Collection Account in error;

(xii)           to the extent not reimbursed or paid pursuant to any of the above clauses, to reimburse or pay the master servicer, the special servicer, the operating advisor, the asset representations reviewer, the depositor or any of their respective directors, officers, members, managers, employees and agents, unpaid additional expenses of the issuing entity and certain other unreimbursed expenses incurred by such person pursuant to and to the extent reimbursable under the PSA and to satisfy any indemnification obligations of the issuing entity under the PSA;

(xiii)        to pay for the cost of the opinions of counsel or the cost of obtaining any extension to the time in which the issuing entity is permitted to hold REO Property;

(xiv)         to pay any applicable federal, state or local taxes imposed on any Trust REMIC, or any of their assets or transactions, together with all incidental costs and expenses, to the extent that none of the master servicer, the special servicer, the certificate administrator or the trustee is liable under the PSA;

(xv)            to pay the CREFC® Intellectual Property Royalty License Fee;

(xvi)         to reimburse the certificate administrator out of general collections on the Mortgage Loans, the Trust Subordinate Companion Loan and REO Properties for legal expenses incurred by and reimbursable to it by the issuing entity of any administrative or judicial proceedings related to an examination or audit by any governmental taxing authority;

(xvii)      to pay the applicable mortgage loan seller or any other person, with respect to each Mortgage Loan, if any (or the related Trust Subordinate Companion Loan, if applicable), previously purchased or replaced by such person pursuant to the PSA, all amounts received thereon subsequent to the date of purchase or replacement relating to periods after the date of purchase or replacement;

(xviii)   to remit to the certificate administrator for deposit in the Interest Reserve Account the amounts required to be deposited in the Interest Reserve Account pursuant to the PSA;

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(xix)       to remit to the companion paying agent for deposit into the Companion Distribution Account the amounts required to be deposited pursuant to the PSA; and

(xx)          to clear and terminate the Collection Account pursuant to a plan for termination and liquidation of the issuing entity.

[Certain of the foregoing withdrawals of items specifically related to an AB Whole Loan will be made out of the Collection Account, first, from amounts on deposit allocated to the related Subordinate Companion Loan, second, from amounts on deposit allocated to the related Mortgage Loan and then from general collections in respect of all other Mortgage Loans.]

No amounts payable or reimbursable to the parties to the PSA out of general collections that do not specifically relate to a Serviced Whole Loan may be reimbursable from amounts that would otherwise be payable to the related Companion Loan.

Certain costs and expenses (such as a pro rata share of any related Servicing Advances) allocable to the Mortgage Loan (other than the Non-Serviced Mortgage Loan) that is part of a Serviced Whole Loan may be paid or reimbursed out of payments and other collections on the other Mortgage Loans, subject to the issuing entity’s right to reimbursement from future payments and other collections on the related Companion Loan or from general collections with respect to the securitization of the related Companion Loan. If the master servicer makes, with respect to any Serviced Whole Loan, any reimbursement or payment out of the Collection Account to cover the related Serviced Companion Loan’s share of any cost, expense, indemnity, Servicing Advance or interest on such Servicing Advance, or fee with respect to such Serviced Whole Loan, then the master servicer (with respect to non-Specially Serviced Loans) and the special servicer (with respect to Specially Serviced Loans) must use efforts consistent with the Servicing Standard to collect such amount out of collections on such Serviced Companion Loan or, if and to the extent permitted under the related Intercreditor Agreement, from the holder of the related Serviced Companion Loan.

The master servicer will also be entitled to make withdrawals, from time to time, from the Collection Account of amounts necessary for the payments or reimbursements required to be paid to the parties to the applicable Non-Serviced PSA, pursuant to the applicable Non-Serviced Intercreditor Agreement and the applicable Non-Serviced PSA. See “—Servicing of the Non-Serviced Mortgage Loan”.

If a P&I Advance is made with respect to any Mortgage Loan (other than the Non-Serviced Mortgage Loan) that is part of a Whole Loan, then that P&I Advance, together with interest on such P&I Advance, may only be reimbursed out of future payments and collections on that Mortgage Loan or, as and to the extent described under “—Advances” above, on other Mortgage Loans, but not out of payments or other collections on the related Serviced Companion Loan. Likewise, the Certificate Administrator/Trustee Fee and the Operating Advisor Fee that accrue with respect to any Mortgage Loan (other than the Non-Serviced Mortgage Loan) that is part of a Whole Loan and any other amounts payable to the operating advisor may only be paid out of payments and other collections on such Mortgage Loan and/or the Mortgage Pool generally, but not out of payments or other collections on the related Serviced Companion Loan.

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Servicing and Other Compensation and Payment of Expenses

General

The parties to the PSA other than the depositor will be entitled to payment of certain fees as compensation for services performed under the PSA. Below is a summary of the fees payable to the parties to the PSA from amounts that the issuing entity is entitled to receive. In addition, CREFC® will be entitled to a license fee for use of their names and trademarks, including a collection of reports specified by the CREFC® from time to time as described in the PSA (the “CREFC® Investor Reporting Package”). Certain additional fees and costs payable by the related borrowers are allocable to the parties to the PSA other than the depositor, but such amounts are not payable from amounts that the issuing entity is entitled to receive. [THE TABLE BELOW AND RELATED DISCLOSURE WILL BE UPDATED TO DISCLOSE ANY ADDITIONAL FEES OR EXPENSES PAID TO THE TRANSACTION PARTIES, INCLUDING ANY RETAINING FEE OR SIMILAR FEE PAID TO THE ASSET REPRESENTATIONS REVIEWER.]

The amounts available for distribution on the certificates on any Distribution Date will generally be net of the following amounts:

Type/Recipient(1)	Amount(1)	Source(1)	Frequency
Fees
Master Servicing Fee / Master Servicer	With respect to the Mortgage Loans and the related Serviced Companion Loans, the product of the monthly portion of the related annual Servicing Fee Rate calculated on the Stated Principal Balance of such Mortgage Loan and Serviced Companion Loan.	Out of recoveries of interest with respect to the related Mortgage Loan (and the related Serviced Companion Loans) or if unpaid after final recovery on the related Mortgage Loan, out of general collections on deposit in the Collection Account with respect to the other Mortgage Loans.	Monthly
Special Servicing Fee / Special Servicer	With respect to each Specially Serviced Loan (and any related Serviced Companion Loan) and each REO Loan, the product of the monthly portion of the related annual Special Servicing Fee Rate calculated on the Stated Principal Balance of such Specially Serviced Loan and any related REO Loan.	First, from liquidation proceeds, insurance and condemnation proceeds, and collections in respect of the related Mortgage Loan (and the related Serviced Companion Loans), and then from general collections on deposit in the Collection Account with respect to the other Mortgage Loans.	Monthly
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Type/Recipient(1)	Amount(1)	Source(1)	Frequency
Workout Fee / Special Servicer(2)	With respect to each Mortgage Loan (and any related Serviced Companion Loan) that is a Corrected Loan, the Workout Fee Rate multiplied by all payments of interest and principal received on the subject Mortgage Loan (and any related Serviced Companion Loan) for so long as it remains a Corrected Loan and subject to a cap described under “—Special Servicing Compensation”.	Out of each collection of interest, principal, [and prepayment consideration] received on the related Mortgage Loan (and each related Serviced Companion Loan) and then from general collections on deposit in the Collection Account with respect to the other Mortgage Loans.	Time to time
Liquidation Fee / Special Servicer(2)	(i) With respect to each Specially Serviced Loan (and any related Serviced Companion Loan) and any related REO Property for which the special servicer obtains a full, partial or discounted payoff or any liquidation proceeds, insurance proceeds and condemnation proceeds an amount calculated by application of a Liquidation Fee Rate to the related payment or proceeds (exclusive of default interest) and (ii) with respect to each Mortgage Loan and in certain circumstances described in “—Special Servicer Compensation”, each Serviced Companion Loan, for which the special servicer obtains any payment or Loss of Value Payment from the applicable mortgage loan seller in connection with the repurchase of such mortgage loan, an amount calculated by application of [__]% to the related payment or Loss of Value Payment (exclusive of default interest) and subject to the maximum amount described under “—Special Servicing Compensation”.	From any liquidation proceeds, insurance proceeds, condemnation proceeds and any other revenues received with respect to the related Mortgage Loan (and each related Serviced Companion Loan) and then from general collections on deposit in the Collection Account with respect to the other Mortgage Loans.	Time to time
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Type/Recipient(1)	Amount(1)	Source(1)	Frequency
Additional Servicing Compensation / Master Servicer and/or Special Servicer(3)	All modification fees, assumption application fees, defeasance fees, assumption, waiver, consent and earnout fees and similar fees, charges for beneficiary statements, Prepayment Interest Excess interest or other income the accounts, late payment charges, demand charges, default interest and other review fees actually collected on the Mortgage Loans (other than any Non-Serviced Mortgage Loan) and any related Serviced Companion Loans.	Related payments made by borrowers with respect to the related Mortgage Loans and related Serviced Companion Loans.	Time to time
Certificate Administrator/Trustee Fee/Certificate Administrator	With respect to each Distribution Date, an amount equal to the product of the monthly portion of the annual Certificate Administrator/Trustee Fee Rate multiplied by the Stated Principal Balance of each Mortgage Loan and the Trust Subordinate Companion Loan.	Out of general collections with respect to Mortgage Loans on deposit in the Collection Account or the Distribution Account.	Monthly
Certificate Administrator/Trustee Fee/Trustee	With respect to each Distribution Date, an amount equal to the monthly portion of the annual Certificate Administrator/Trustee Fee	Out of general collections with respect to Mortgage Loans on deposit in the Collection Account or the Distribution Account.	Monthly
Operating Advisor Fee / Operating Advisor	With respect to each Distribution Date, an amount equal to the product of the monthly portion of the annual Operating Advisor Fee Rate multiplied by the Stated Principal Balance of each Mortgage Loan (excluding each Non-Serviced Mortgage Loan [and each Servicing Shift Mortgage Loan]).	First, out of recoveries of interest with respect to the related Mortgage Loan and then, if the related Mortgage Loan has been liquidated, out of general collections on deposit in the Collection Account with respect to the other Mortgage Loans.	Monthly
Operating Advisor Consulting Fee / Operating Advisor	$[______] for each Major Decision made with respect to a Mortgage Loan or such lesser amount as the related borrower agrees to pay with respect to such Mortgage Loan.	Payable by the related borrower.	Time to time
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Type/Recipient(1)	Amount(1)	Source(1)	Frequency
Asset Representations Reviewer Fee/Asset Representations Reviewer	[Upon the completion of any Asset Review with respect to a Delinquent Loan, the Asset Representations Reviewer Fee.] [With respect to each Distribution Date, an amount equal to the product of the monthly portion of the annual Asset Representations Reviewer Fee Rate multiplied by the Stated Principal Balance of each Mortgage Loan (excluding each Non Serviced Mortgage Loan).]	[Out of general collections on deposit in the Collection Account with respect to the other Mortgage Loans.]	[Time to time] [Monthly]
Servicing Advances / Master Servicer, Special Servicer or Trustee	To the extent of funds available, the amount of any Servicing Advances.	First, from funds collected with respect to the related Mortgage Loan (and any related Serviced Companion Loans), and with respect to any Nonrecoverable Advance or a Workout-Delayed Reimbursement Amount, then out of general collections with respect to Mortgage Loans on deposit in the Collection Account, subject to certain limitations.	Time to time
Interest on Servicing Advances / Master Servicer, Special Servicer or Trustee	At a rate per annum equal to the Reimbursement Rate calculated on the number of days the related Advance remains unreimbursed.	First, out of late payment charges and default interest on the related Mortgage Loan (and any related Serviced Companion Loans), and then, after or at the same time such Servicing Advance is reimbursed, out of any other amounts then on deposit in the Collection Account, subject to certain limitations.	Time to time
P&I Advances / Master Servicer and Trustee	To the extent of funds available, the amount of any P&I Advances.	First, from funds collected with respect to the related Mortgage Loan and then, with respect to a Nonrecoverable Advance or a Workout Delayed Reimbursement Amount, out of general collections on deposit in the Collection Account.	Time to time
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Type/Recipient(1)	Amount(1)	Source(1)	Frequency
Interest on P&I Advances / Master Servicer and Trustee	At a rate per annum equal to Reimbursement Rate calculated on the number of days the related Advance remains unreimbursed.	First, out of default interest and late payment charges on the related Mortgage Loan and then, after or at the same time such P&I Advance is reimbursed, out of general collections then on deposit in the Collection Account with respect to the other Mortgage Loans.	Monthly
Indemnification Expenses /
Trustee, Certificate Administrator, Depositor, Master Servicer, Special Servicer, Operating Advisor or Asset Representations Reviewer and any director, officer, employee or agent of any of the foregoing parties	Amount to which such party is entitled for indemnification under the PSA.	Out of general collections with respect to Mortgage Loans on deposit in the Collection Account or the Distribution Account (and, under certain circumstances, from collections on Serviced Companion Loans)	Time to time
CREFC® Intellectual Property Royalty License Fee / CREFC®	With respect to each Distribution Date, an amount equal to the product of the CREFC® Intellectual Property Royalty License Fee Rate multiplied by the outstanding principal amount of each Mortgage Loan.	Out of general collections with respect to Mortgage Loans on deposit in the Collection Account.	Monthly
Expenses of the issuing entity not advanced (which may include reimbursable expenses incurred by the Operating Advisor or Asset Representations Reviewer, expenses relating to environmental remediation or appraisals, expenses of operating REO Property and expenses incurred by any independent contractor hired to operate REO Property)	Based on third party charges.	First from collections on the related Mortgage Loan (income on the related REO Property), if applicable, and then from general collections with respect to Mortgage Loans in the Collection Account (and custodial account with respect to a Serviced Companion Loan, if applicable), subject to certain limitations.

(1)	With respect to any Mortgage Loan (or any Specially Serviced Loan) and any related Serviced Companion Loan (or any Specially Serviced Loan) in respect of which an REO Property was acquired, and all references to Mortgage Loan, Companion Loan, Specially Serviced Loan in this table will be deemed to also be references to or to also include any REO Loans.
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With respect to the Non-Serviced Mortgage Loan, the related master servicer, special servicer, certificate administrator, trustee, operating advisor and/or asset representations reviewer under the Non-Serviced PSA governing the servicing of the Non-Serviced Mortgage Loan will be entitled to receive similar fees and reimbursements with respect to the Non-Serviced Mortgage Loan in amounts, from sources and at frequencies that are similar, but not necessarily identical, to those described above and, in certain cases (for example, with respect to unreimbursed special servicing fees and servicing advances with respect to the Non-Serviced Whole Loan), such amounts may be reimbursable from general collections on the other Mortgage Loans to the extent not recoverable from the Non-Serviced Whole Loan.

In connection with the servicing and administration of each Serviced Whole Loan pursuant to the terms of the PSA and the related Intercreditor Agreement, the master servicer and special servicer will be entitled to servicing compensation, without duplication, with respect to the related Serviced Companion Loan as well as the related Mortgage Loan to the extent consistent with the PSA and not prohibited by the related Intercreditor Agreement.

(2)	Subject to certain offsets as described below. Circumstances as to when a Liquidation Fee is not payable are set forth in this “Pooling and Servicing Agreement—Servicing and Other Compensation and Payment of Expenses” section.
(3)	Allocable between the master servicer and the special servicer as provided in the PSA.

Master Servicing Compensation

The fee of the master servicer including the fee of any primary or other sub-servicer (the “Servicing Fee”) will be payable monthly from amounts allocable in respect of interest received in respect of each Mortgage Loan, REO Loan or Serviced Whole Loan (to the extent not prohibited under the related Intercreditor Agreement), and will accrue at a rate (the “Servicing Fee Rate”) on the [Stated Principal Balance] of such Mortgage Loan or Whole Loan, equal to a per annum rate ranging from [_____] % to [______] %. The Servicing Fee payable to the master servicer with respect to each Serviced Companion Loan will be payable, subject to the terms of the related Intercreditor Agreement, from amounts payable in respect of the related Companion Loan.

In addition to the Servicing Fee, the master servicer will be entitled to retain, as additional servicing compensation (other than with respect to the Non-Serviced Mortgage Loan), the following amounts to the extent collected from the related borrower:

o	[__]% of Excess Modification Fees related to any modifications, waivers, extensions or amendments of any Mortgage Loans (other than the Non-Serviced Mortgage Loan) that are not Specially Serviced Loans and any related Serviced Companion Loan to the extent not prohibited by the related Intercreditor Agreement; provided that with respect to such transactions, the consent of and/or processing by the special servicer is not required for the related transaction and, in the event that the special servicer’s consent and/or processing is required, then the master servicer will be entitled to 50% of such fees;
o	[__]% of all assumption application fees received on any Mortgage Loans that are not Specially Serviced Loans (including any related Serviced Companion Loan to the extent not prohibited by the related Intercreditor Agreement) (whether or not the consent of the special servicer is required) and 100% of all defeasance fees;
o	[__]% of assumption, waiver, consent and earnout fees and other processing fees pursuant to the PSA on any Mortgage Loans that are not Specially Serviced Loans (including any related Serviced Companion Loan to the extent not prohibited by the related Intercreditor Agreement), provided that with respect to such transactions, the consent of the special servicer is not required to take such actions;
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o	[__]% of all assumption, waiver, consent and earnout fees and other processing fees (other than assumption application and defeasance fees), in each case, with respect to all Mortgage Loans that are not Specially Serviced Loans (including any related Serviced Companion Loan to the extent not prohibited by the related Intercreditor Agreement) for which the special servicer’s processing, consent or approval is required and only to the extent that all amounts then due and payable with respect to the related Mortgage Loan have been paid; and
o	late payment charges and default interest paid by the borrowers (that were accrued while the related Mortgage Loans (other than the Non-Serviced Mortgage Loan) or any related Serviced Companion Loan (to the extent not prohibited by the related Intercreditor Agreement) were not Specially Serviced Loans), but only to the extent such late payment charges and default interest are not needed to pay interest on Advances or certain additional trust fund expenses incurred with respect to the related Mortgage Loan or, if provided under the related Intercreditor Agreement, any related Serviced Companion Loan since the Closing Date.

In addition, the master servicer also is authorized but not required to invest or direct the investment of funds held in the Collection Account in Permitted Investments, and the master servicer will be entitled to retain any interest or other income earned on those funds and will bear any losses resulting from the investment of these funds, except as set forth in the PSA. The master servicer also is entitled to retain any interest earned on any servicing escrow account to the extent the interest is not required to be paid to the related borrowers.

[See “—Modifications, Waivers and Amendments”.]

“Excess Modification Fees” means, with respect to any Mortgage Loan (other than the Non-Serviced Mortgage Loan) or Serviced Whole Loan, the sum of (A) the excess, if any, of (i) any and all Modification Fees with respect to a modification, waiver, extension or amendment of any of the terms of such Mortgage Loan or Serviced Whole Loan, over (ii) all unpaid or unreimbursed additional expenses (including, without limitation, reimbursement of Advances and interest on Advances to the extent not otherwise paid or reimbursed by the borrower but excluding Special Servicing Fees, Workout Fees and Liquidation Fees) outstanding or previously incurred on behalf of the issuing entity with respect to the related Mortgage Loan or Serviced Whole Loan, and reimbursed from such Modification Fees and (B) expenses previously paid or reimbursed from Modification Fees as described in the preceding clause (A), which expenses have been recovered from the related borrower or otherwise.

“Modification Fees” means, with respect to any Mortgage Loan (other than the Non-Serviced Mortgage Loan) or Serviced Companion Loans, any and all fees with respect to a modification, extension, waiver or amendment that modifies, extends, amends or waives any term of such Mortgage Loan documents and/or related Serviced Companion Loan documents (as evidenced by a signed writing) agreed to by the master servicer or the special servicer, as applicable (other than all assumption fees, assumption application fees, consent fees, defeasance fees, Special Servicing Fees, Liquidation Fees or Workout Fees).

With respect to each of the master servicer and special servicer, the Excess Modification Fees collected and earned by such person from the related borrower (taken in the aggregate with any other Excess Modification Fees collected and earned by such person from the related borrower within the prior 12-months of the collection of the current Excess Modification Fees) will be subject to a cap of [1.0]% of the outstanding principal balance of the related Mortgage Loan or Serviced Whole Loan on the closing date of the related

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modification, extension, waiver or amendment (after giving effect to such modification, extension, waiver or amendment) with respect to any Mortgage Loan or Serviced Whole Loan. [INSERT ANY APPLICABLE MINIMUM FEE LANGUAGE.]

The Servicing Fee is calculated on the Stated Principal Balance of each Mortgage Loan (including the Non-Serviced Mortgage Loan) and each related Serviced Companion Loan in the same manner as interest is calculated on such Mortgage Loans and Serviced Companion Loans. The Servicing Fee for each Mortgage Loan is included in the Administrative Cost Rate listed for that Mortgage Loan on Annex A-1. Any Servicing Fee Rate calculated on an Actual/360 Basis will be recomputed on the basis of twelve 30-day months, assuming a 360-day year (“30/360 Basis”) for purposes of calculating the Net Mortgage Rate.

[Pursuant to the terms of the PSA, [NAME OF MASTER SERVICER] will be entitled to retain a portion of the Servicing Fee with respect to each Mortgage Loan (other than the Non-Serviced Mortgage Loan) and, to the extent provided for in the related Intercreditor Agreement, each Serviced Companion Loan notwithstanding any termination or resignation of [NAME OF MASTER SERVICER] as master servicer; provided that [NAME OF MASTER SERVICER] may not retain any portion of the Servicing Fee to the extent that portion of the Servicing Fee is required to appoint a successor master servicer. In addition, [NAME OF MASTER SERVICER] will have the right to assign and transfer its rights to receive that retained portion of its Servicing Fee to another party.]

The master servicer will be required to pay its overhead and any general and administrative expenses incurred by it in connection with its servicing activities under the PSA. The master servicer will be entitled to reimbursement for any expenses incurred by it except as expressly provided in the PSA. The master servicer will be responsible for all fees payable to any sub-servicers. See “Description of the Certificates—Distributions—Method, Timing and Amount”.

[With respect to the Non-Serviced Mortgage Loan, the master servicer (or primary servicer) will be entitled to a primary servicing fee accruing at a rate equal to [ [_____] % per annum with respect to the Non-Serviced Mortgage Loan][LIST PRIMARY SERVICING FEE RATE FOR NON-SERVICED MORTGAGE LOAN].]

Special Servicing Compensation

The principal compensation to be paid to the special servicer in respect of its special servicing activities will be the Special Servicing Fee, the Workout Fee and the Liquidation Fee.

The “Special Servicing Fee” will accrue with respect to each Specially Serviced Loan and each REO Loan (other than a Non-Serviced Mortgage Loan) on a loan-by-loan basis at a rate equal to a per annum rate of [______]% [INSERT CAPS OR MINIMUMS] (the “Special Servicing Fee Rate”) calculated on the basis of the Stated Principal Balance of the related Mortgage Loan (including any REO Loan), Companion Loan and the Trust Subordinate Companion Loan, as applicable, and in the same manner as interest is calculated on the Specially Serviced Loans, and will be payable monthly, first from Liquidation Proceeds, Insurance and Condemnation Proceeds, and collections in respect of the related REO Property or Specially Serviced Loan and then from general collections on all the Mortgage Loans (other than the Non-Serviced Mortgage Loan) and any REO Properties. The Non-Serviced Whole Loan will be subject to a similar special servicing fee pursuant to the Non-Serviced PSA. For further detail, see “Description of the Mortgage Pool—The Whole Loans—The Non-Serviced Whole Loan”.

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The “Workout Fee” will generally be payable with respect to each Corrected Loan and will be calculated by application of a “Workout Fee Rate” of [______]% to each collection (other than penalty charges and Excess Interest) of interest and principal (other than any amount for which a Liquidation Fee would be paid) (including scheduled payments, prepayments, balloon payments, and payments at maturity or anticipated repayment date) received on the Corrected Loan for so long as it remains a Corrected Loan [INSERT MAXIMUM/MINIMUM FEES]. The “Excess Modification Fee Amount” with respect to either the master servicer or the special servicer, any Corrected Loan and any particular modification, waiver, extension or amendment with respect to such Corrected Loan that gives rise to the payment of a Workout Fee, is an amount equal to the aggregate of any Excess Modification Fees paid by or on behalf of the related borrower with respect to the related Mortgage Loan (including the related Serviced Companion Loan or Subordinate Companion Loan, if applicable, unless prohibited under the related Intercreditor Agreement) and received and retained by the master servicer or the special servicer, as applicable, as compensation within the prior [18] months of such modification, waiver, extension or amendment, but only to the extent those fees have not previously been deducted from a Workout Fee or Liquidation Fee. The Non-Serviced Whole Loan will be subject to a similar workout fee pursuant to the Non-Serviced PSA. For further details, see “Description of the Mortgage Pool—The Whole Loans—The Non-Serviced Whole Loan” and “Pooling and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan”.

The Workout Fee with respect to any Corrected Loan will cease to be payable if the Corrected Loan again becomes a Specially Serviced Loan but will become payable again if and when the Mortgage Loan (including a Serviced Companion Loan) again becomes a Corrected Loan. The Workout Fee with respect to any Specially Serviced Loan that becomes a Corrected Loan will be reduced by any Excess Modification Fees paid by or on behalf of the related borrower with respect to a related Mortgage Loan or REO Loan and received by the special servicer as compensation within the prior [12] months, but only to the extent those fees have not previously been deducted from a Workout Fee or Liquidation Fee [INSERT MAXIMUM/MINIMUM FEES].

If the special servicer is terminated (other than for cause) or resigns, it will retain the right to receive any and all Workout Fees payable with respect to a Mortgage Loan, Serviced Companion Loan that became a Corrected Loan during the period that it acted as special servicer and remained a Corrected Loan at the time of that termination or resignation, except that such Workout Fees will cease to be payable if the Corrected Loan again becomes a Specially Serviced Loan. The successor special servicer will not be entitled to any portion of those Workout Fees. If the special servicer resigns or is terminated (other than for cause), it will receive any Workout Fees payable on Specially Serviced Loans for which the resigning or terminated special servicer had determined to grant a forbearance or cured the event of default through a modification, restructuring or workout negotiated by the special servicer and evidenced by a signed writing, but which had not as of the time the special servicer resigned or was terminated become a Corrected Loan solely because the borrower had not made three consecutive timely Periodic Payments and which subsequently becomes a Corrected Loan as a result of the borrower making such three consecutive timely Periodic Payments.

A “Liquidation Fee” will be payable to the special servicer with respect to each Specially Serviced Loan or REO Property (except with respect to the Non-Serviced Mortgage Loan) as to which the special servicer receives (a) a full, partial or discounted payoff from the related borrower or (b) any Liquidation Proceeds or Insurance and Condemnation Proceeds (including the related Companion Loan, if applicable) or REO Property. The Liquidation Fee for each Specially Serviced Loan (and each related Serviced Companion Loan) and REO

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Property will be payable from, and will be calculated by application of a “Liquidation Fee Rate” of [___]% to the related payment or proceeds; provided that the Liquidation Fee with respect to any Specially Serviced Loan will be reduced by the amount of any Excess Modification Fees paid by or on behalf of the related borrower with respect to the related Mortgage Loan (including a Serviced Companion Loan or REO Property) and received by the special servicer as compensation within the prior [18] months, but only to the extent those fees have not previously been deducted from a Workout Fee or Liquidation Fee [INSERT MAXIMUM/MINIMUM FEES].

Notwithstanding anything to the contrary described above, no Liquidation Fee will be payable based upon, or out of, Liquidation Proceeds received in connection with:

(i)                (A) the repurchase of, or substitution for, any Mortgage Loan, Serviced Companion Loan or Trust Subordinate Companion Loan by a mortgage loan seller for a breach of representation or warranty or for defective or deficient Mortgage Loan documentation within the time period (or extension of such time period) provided for such repurchase or substitution if such repurchase or substitution occurs prior to the termination of such extended period, or (B) the payment of a Loss of Value Payment in connection with any such breach or document defect,

(ii)             the purchase of (A) any Specially Serviced Loan that is an AB Whole Loan or related REO Property by the holders of the Subordinate Companion Loan or the [LOAN SPECIFIC CLASS] certificates or (B) any Specially Serviced Loan or an REO Property that is subject to mezzanine indebtedness by the holder of the related mezzanine loan, in each case described in clause (ii)(A) or (B) above, within 90 days of such holder’s purchase option first becoming exercisable during the period prior to such Mortgage Loan becoming a Corrected Loan,

(iii)          the purchase of all of the Mortgage Loans and REO Properties and, if applicable, the Trust Subordinate Companion Loan, in connection with an optional termination of the issuing entity,

(iv)            with respect to a [Serviced Pari Passu Companion Loan], (A) a repurchase of such Serviced Pari Passu Companion Loan by the applicable mortgage loan seller for a breach of representation or warranty or for defective or deficient Mortgage Loan documentation under the pooling and servicing agreement for the securitization trust that owns such Serviced Pari Passu Companion Loan within the time period (or extension of such time period) provided for such repurchase if such repurchase occurs prior to the termination of such extended period provided in such pooling and servicing agreement or (B) a purchase of such Serviced Pari Passu Companion Loan by an applicable party to a pooling and servicing agreement pursuant to a clean-up call or similar liquidation of another securitization entity,

(v)              the purchase of any Specially Serviced Loan by the special servicer or its affiliate (except if such affiliate purchaser is the Directing Certificateholder or its affiliate; provided, however, that if no Control Termination Event has occurred and is continuing, such affiliated Directing Certificateholder or its affiliate purchases any Specially Serviced Loan within 90 days after the special servicer delivers to such Directing Certificateholder for approval the initial asset status report with respect to such Specially Serviced Loan, the special servicer will not be entitled to a liquidation fee in connection with such purchase by the Directing Certificateholder or its affiliates) or

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(vi)           if a Mortgage Loan or the Serviced Whole Loan becomes a Specially Serviced Loan only because of an event described in clause (1) of the definition of “Specially Serviced Loan” under the heading “—Special Servicing Transfer Event” and the related Liquidation Proceeds are received within 90 days following the related maturity date as a result of the related Mortgage Loan or the Serviced Whole Loan being refinanced or otherwise repaid in full. Notwithstanding the foregoing, in the event that a liquidation fee is not payable due to the application of any of clauses (i) through (v) above, the special servicer may still collect and retain a liquidation fee and similar fees from the related borrower to the extent provided for in, or not prohibited by, the related Mortgage Loan documents. The Non-Serviced Whole Loan will be subject to a similar liquidation fee pursuant to the Non-Serviced PSA. For further detail, see “Description of the Mortgage Pool—The Whole Loans—The Non-Serviced Whole Loan”.

The special servicer will also be entitled to additional servicing compensation in the form of:

(i)                [____]% of Excess Modification Fees related to modifications, waivers, extensions or amendments of any Specially Serviced Loans,

(ii)             [____]% of assumption application fees and assumption fees and other related fees as further described in the PSA, received with respect to the Specially Serviced Loans,

(iii)          [____]% of waiver, consent and earnout fees on any Specially Serviced Loan or certain other similar fees paid by the related borrower, and

(iv)           [____]% of all Excess Modification Fees and assumption fees, consent fees and earnout fees received with respect to all Mortgage Loans (including the Serviced Companion Loans, to the extent not prohibited by the related Intercreditor Agreements, if applicable) (excluding the Non-Serviced Mortgage Loan) and Subordinate Companion Loan that are not Specially Serviced Loans and for which the special servicer’s processing, consent or approval is required.

The special servicer will also be entitled to late payment charges and default interest paid by the borrowers and accrued while the related Mortgage Loans (including the related Companion Loan, if applicable, and to the extent not prohibited by the related Intercreditor Agreement) and Subordinate Companion Loan were Specially Serviced Loans and that are not needed to pay interest on Advances or certain additional trust fund expenses with respect to the related Mortgage Loan (including the related Companion Loan, if applicable, to the extent not prohibited by the related Intercreditor Agreement) and Subordinate Companion Loan since the Closing Date. The special servicer also is authorized but not required to invest or direct the investment of funds held in the REO Account in Permitted Investments, and the special servicer will be entitled to retain any interest or other income earned on those funds and will bear any losses resulting from the investment of these funds, except as set forth in the PSA.

The Non-Serviced Mortgage Loan is serviced under the Non-Serviced PSA (including those occasions under the Non-Serviced PSA when the servicing of the Non-Serviced Mortgage Loan has been transferred from the Non-Serviced Master Servicer to the Non-Serviced Special Servicer). Accordingly, in its capacity as the special servicer under the PSA, the special servicer will not be entitled to receive any special servicing compensation for the Non-Serviced Mortgage Loan. Only the Non-Serviced Special Servicer will be entitled to special servicing compensation on the Non-Serviced Mortgage Loan and only the Non-

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Serviced Special Servicer will be entitled to special servicing compensation on the Non-Serviced Whole Loan.

Disclosable Special Servicer Fees

The PSA will provide that the special servicer and its affiliates will be prohibited from receiving or retaining any Disclosable Special Servicer Fees in connection with the disposition, workout or foreclosure of any Mortgage Loan and Serviced Companion Loan, the management or disposition of any REO Property, or the performance of any other special servicing duties under the PSA. The PSA will also provide that, with respect to each Distribution Date, the special servicer must deliver or cause to be delivered to the master servicer within two (2) business days following the Determination Date, and the master servicer must deliver, to the extent it has received, to the certificate administrator, without charge and on the Master Servicer Remittance Date, an electronic report which discloses and contains an itemized listing of any Disclosable Special Servicer Fees received by the special servicer or any of its affiliates with respect to such Distribution Date, provided that no such report will be due in any month during which no Disclosable Special Servicer Fees were received.

“Disclosable Special Servicer Fees” means, with respect to any Mortgage Loan (other than the Non-Serviced Mortgage Loan) and any related Serviced Companion Loan (including any related REO Property), any compensation and other remuneration (including, without limitation, in the form of commissions, brokerage fees, rebates, or as a result of any other fee-sharing arrangement) received or retained by the special servicer or any of its affiliates that is paid by any person (including, without limitation, the issuing entity, any mortgagor, any manager, any guarantor or indemnitor in respect of such Mortgage Loan or Serviced Companion Loan and any purchaser of any Mortgage Loan or Serviced Companion Loan or REO Property) in connection with the disposition, workout or foreclosure of any Mortgage Loan, the management or disposition of any REO Property, and the performance by the special servicer or any such affiliate of any other special servicing duties under the PSA, other than (1) any Permitted Special Servicer/Affiliate Fees and (2) any compensation to which the special servicer is entitled pursuant to the PSA.

“Permitted Special Servicer/Affiliate Fees” means any commercially reasonable treasury management fees, banking fees, title agency fees, insurance commissions or fees and appraisal fees received or retained by the special servicer or any of its affiliates in connection with any services performed by such party with respect to any Mortgage Loan and Serviced Companion Loan (including any related REO Property) in accordance with the PSA.

The special servicer will be required to pay its overhead and any general and administrative expenses incurred by it in connection with its servicing activities under the PSA. The special servicer will not be entitled to reimbursement for any expenses incurred by it except as expressly provided in the PSA. See “Description of the Certificates—Distributions—Method, Timing and Amount”.

Certificate Administrator and Trustee Compensation

As compensation for the performance of its routine duties, the trustee and the certificate administrator will be paid a fee (collectively, the “Certificate Administrator/Trustee Fee”); provided that the Certificate Administrator/Trustee Fee includes the trustee fee, and the certificate administrator will pay the trustee fee to the trustee in an amount equal to $[___] per month. The Certificate Administrator/Trustee Fee will be payable monthly from amounts received in respect of the mortgage loans and will be equal to the product of a rate equal to

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[______]% per annum (the “Certificate Administrator/Trustee Fee Rate”) and the Stated Principal Balance of the Mortgage Loans and any REO Loans and will be calculated in the same manner as interest is calculated on such Mortgage Loans. The Certificate Administrator/Trustee Fee includes the trustee fee.

Operating Advisor Compensation

The fee of the operating advisor (the “Operating Advisor Fee”) will be payable monthly from amounts received in respect of each Mortgage Loan (including the Trust Subordinate Companion Loan and the Non-Serviced Mortgage Loan, but not the Companion Loan) and REO Loan, and will accrue at a rate (the “Operating Advisor Fee Rate”), equal to a per annum rate of [________]%, and the Stated Principal Balance of the Mortgage Loans and any REO Loans and will be calculated in the same manner as interest is calculated on such Mortgage Loans.

A “Operating Advisor Consulting Fee” will be payable to the operating advisor with respect to each Major Decision on which the operating advisor has consultation obligations and performed its duties with respect to that Major Decision. The Operating Advisor Consulting Fee will be a fee for each such Major Decision equal to $[_____] (or such lesser amount as the related borrower agrees to pay) with respect to any Mortgage Loan (other than the Non-Serviced Mortgage Loan); provided that the operating advisor may in its sole discretion reduce the Operating Advisor Consulting Fee with respect to any Major Decision.

Each of the Operating Advisor Fee and the Operating Advisor Consulting Fee will be payable from funds on deposit in the Collection Account out of amounts otherwise available to make distributions on the Offered Certificates as described in “Description of the Certificates—Distributions”, but with respect to the Operating Advisor Consulting Fee, only as and to the extent that such fee is actually received from the related borrower. If the operating advisor has consultation rights with respect to a Major Decision, the PSA will require the master servicer or the special servicer, as applicable, to use commercially reasonable efforts consistent with the Servicing Standard to collect the applicable Operating Advisor Consulting Fee from the related borrower in connection with such Major Decision, but only to the extent not prohibited by the related Mortgage Loan documents. The master servicer or special servicer, as applicable, will each be permitted to waive or reduce the amount of any such Operating Advisor Consulting Fee payable by the related borrower if it determines that such full or partial waiver is in accordance with the Servicing Standard but in no event will it take any enforcement action with respect to the collection of such Operating Advisor Consulting Fee other than requests for collection; provided that the master servicer or the special servicer, as applicable, will be required to consult, on a non-binding basis, with the operating advisor prior to any such waiver or reduction.

In addition to the Operating Advisor Fee and the Operating Advisor Consulting Fee, the operating advisor will be entitled to reimbursement of Operating Advisor Expenses in accordance with the terms of the PSA. “Operating Advisor Expenses” for each Distribution Date will equal any unreimbursed indemnification amounts or additional trust fund expenses payable to the operating advisor pursuant to the PSA (other than the Operating Advisor Fee and the Operating Advisor Consulting Fee).

Asset Representations Reviewer Compensation

With respect to each Delinquent Loan reviewed, the asset representations reviewer is required to be paid a fee of $[_________] (the “Asset Representations Reviewer Fee”). Additionally, the asset representations reviewer is required to be paid or reimbursed for its reasonable out-of-pocket costs and expenses (including the reasonable compensation and

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the expenses and disbursements of its counsel and of all persons not regularly in its employ) to the extent such payments are “unanticipated expenses”, except any such expense or disbursement as may arise from its negligence, bad faith or willful misconduct. [Similar fees and/or fee provisions to those described above will be (or are expected to be) payable to the applicable asset representations reviewer under the Non-Serviced PSA with respect to the Non-Serviced Mortgage Loan, although there may be differences in the calculations of such fees.]

The Asset Representations Reviewer Fee and such costs and expenses will be payable from funds on deposit in the Collection Account out of amounts otherwise available to make distributions on the certificates as described above in “—Withdrawals from the Collection Account”, except that the Asset Representations Reviewer Fee and any related costs and expenses with respect to a Delinquent Loan is required to be included in the Purchase Price for any Mortgage Loan that was the subject of a completed Asset Review and that is repurchased by a mortgage loan seller.

CREFC® Intellectual Property Royalty License Fee

CREFC® Intellectual Property Royalty License Fee will be paid to CREFC® on a monthly basis.

“CREFC® Intellectual Property Royalty License Fee” with respect to each Mortgage Loan, REO Loan (other than the portion of an REO Loan related to any Serviced Companion Loan) and Trust Subordinate Companion Loan and for any Distribution Date is the amount accrued during the related Interest Accrual Period at the CREFC® Intellectual Property Royalty License Fee Rate on the Stated Principal Balance of such Mortgage Loan, REO Loan or Trust Subordinate Companion Loan as of the close of business on the Distribution Date in such Interest Accrual Period; provided that such amounts will be computed for the same period and on the same interest accrual basis respecting which any related interest payment due or deemed due on the related Mortgage Loan, REO Loan or Trust Subordinate Companion Loan is computed and will be prorated for partial periods. The CREFC® Intellectual Property Royalty License Fee is a fee payable to CREFC® for a license to use the “CREFC® Investor Reporting Package” in connection with the servicing and administration, including delivery of periodic reports to the Certificateholders, of the issuing entity pursuant to the PSA. No CREFC® Intellectual Property Royalty License Fee will be paid on any Companion Loan.

“CREFC® Intellectual Property Royalty License Fee Rate” with respect to each Mortgage Loan, Trust Subordinate Companion Loan and REO Loan is a rate equal to 0.0005% per annum.

Appraisal Reduction Amounts

After an Appraisal Reduction Event has occurred with respect to a Mortgage Loan (other than the Non-Serviced Mortgage Loan) or a Serviced Whole Loan, an Appraisal Reduction Amount is required to be calculated. An “Appraisal Reduction Event” will occur on the earliest of:

(1) 120 days after an uncured delinquency (without regard to the application of any grace period), other than any uncured delinquency in respect of a balloon payment, occurs in respect of the Mortgage Loan, a related Companion Loan or Subordinate Companion Loan, as applicable;

(2) the date on which a reduction in the amount of Periodic Payments on the Mortgage Loan or related Subordinate Companion Loan or Companion Loan, as

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applicable, or a change in any other material economic term of the Mortgage Loan or the related Subordinate Companion Loan or Companion Loan, as applicable, (other than an extension of its maturity), becomes effective as a result of a modification of the related Mortgage Loan or the related Subordinate Companion Loan or Companion Loan, as applicable, by the special servicer;

(3) 30 days after the date on which a receiver has been appointed for the Mortgaged Property;

(4) 30 days after the date on which a borrower or the tenant at a single tenant property declares bankruptcy (and not otherwise dismissed within such time);

(5) 60 days after the date on which an involuntary petition of bankruptcy is filed with respect to the borrower if not dismissed within such time;

(6) 90 days after an uncured delinquency occurs in respect of a balloon payment with respect to such Mortgage Loan or related Subordinate Companion Loan or Companion Loan, except where a refinancing is anticipated within 120 days after the maturity date of the Mortgage Loan and related Companion Loan in which case 120 days after such uncured delinquency; and

(7) immediately after a Mortgage Loan or related Companion Loan becomes an REO Loan; provided, however, that the 30-day period referenced in clauses (3) and (4) above will not apply if the related Mortgage Loan is a Specially Serviced Loan.

No Appraisal Reduction Event may occur at any time when the Certificate Balances of all classes of Subordinate Certificates have been reduced to zero.

The “Appraisal Reduction Amount“ for any Distribution Date and for any Mortgage Loan (other than any Non-Serviced Mortgage Loan) or any Serviced Whole Loan as to which any Appraisal Reduction Event has occurred, will be an amount, calculated by the special servicer (prior to the occurrence of a Consultation Termination Event, in consultation with the Directing Certificateholder and, after the occurrence and during the continuance of a Control Termination Event, in consultation with the Directing Certificateholder and the operating advisor and, after the occurrence and during the continuance of a Consultation Termination Event, in consultation with the operating advisor), as of the first Determination Date that is at least 10 business days following the date the special servicer receives an appraisal or conducts a valuation described below equal to the excess of

(a)  the Stated Principal Balance of that Mortgage Loan or the Stated Principal Balance of the applicable Serviced Whole Loan, as the case may be, over

(b)  the excess of

1.    the sum of

a)	90% of the appraised value of the related Mortgaged Property as determined (A) by one or more MAI appraisals obtained by the special servicer with respect to that Mortgage Loan (together with any other Mortgage Loan cross-collateralized with such Mortgage Loan) or Serviced Whole Loan with an outstanding principal balance equal to or in excess of [$2,000,000] (the costs of which will be paid by the master servicer as an Advance), or (B) by an internal valuation performed by the special servicer with respect to any Mortgage Loan (together with any other Mortgage Loan cross-collateralized with such Mortgage Loan) or Serviced
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Whole Loan with an outstanding principal balance less than [$2,000,000], minus with respect to any MAI appraisals such downward adjustments as the special servicer may make (without implying any obligation to do so) based upon its review of the appraisals and any other information it deems relevant, and

b)	all escrows, letters of credit and reserves in respect of that Mortgage Loan or Serviced Whole Loan as of the date of calculation; and
c)	all insurance and casualty proceeds and condemnation awards that constitute collateral for the related Mortgage Loan or Serviced Whole Loan; over

2.    the sum as of the Due Date occurring in the month of the date of determination of

a)	to the extent not previously advanced by the master servicer or the trustee, all unpaid interest due on that Mortgage Loan or Serviced Whole Loan at a per annum rate equal to the Mortgage Rate (and any accrued and unpaid interest on any Subordinate Companion Loan),
b)	all P&I Advances on the related Mortgage Loan and all Servicing Advances on the related Mortgage Loan or Serviced Whole Loan not reimbursed from the proceeds of such Mortgage Loan or Serviced Whole Loan and interest on those Advances at the Reimbursement Rate in respect of that Mortgage Loan or Serviced Whole Loan, and
c)	all currently due and unpaid real estate taxes and assessments, insurance premiums and ground rents, unpaid Special Servicing Fees and all other amounts due and unpaid (including any capitalized interest whether or not then due and payable) with respect to such Mortgage Loan, Serviced Whole Loan (which tax, premiums, ground rents and other amounts have not been the subject of an Advance by the master servicer, the special servicer or the trustee, as applicable).

[Each Serviced Whole Loan will be treated as a single Mortgage Loan for purposes of calculating an Appraisal Reduction Amount with respect to the Mortgage Loan and Companion Loan, as applicable, that comprise such Serviced Whole Loan. Any Appraisal Reduction Amount in respect of any Serviced Pari Passu Mortgage Loan will be allocated, pro rata, between the related Serviced Pari Passu Mortgage Loan and the related Serviced Pari Passu Companion Loan based upon their respective Stated Principal Balances. Any Appraisal Reduction Amount in respect of an AB Whole Loan will be allocated, first, to the Subordinate Companion Loan (until its principal balance is notionally reduced to zero by such related Appraisal Reduction Amounts) and second, to the related Mortgage Loan. For a summary of the provisions in the Non-Serviced PSA relating to appraisal reductions, see “—Servicing of the Non-Serviced Mortgage Loan” below.

The special servicer will be required to order an appraisal or conduct a valuation, promptly upon the occurrence of an Appraisal Reduction Event (other than with respect to the Non-Serviced Whole Loan). On the first Determination Date occurring on or after the tenth business day following the receipt of the MAI appraisal or the completion of the valuation, the special servicer will be required to calculate and report to the master servicer, the trustee, the certificate administrator, the operating advisor and, prior to the occurrence of any Consultation Termination Event, the Directing Certificateholder, the Appraisal Reduction Amount, taking into account the results of such appraisal or valuation and receipt

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of information requested by the special servicer from the master servicer reasonably necessary to calculate the Appraisal Reduction Amount. Such report will also be forwarded by the master servicer (or the special servicer if the related Mortgage Loan is a Specially Serviced Loan), to the extent the related Serviced Companion Loan has been included in a securitization transaction, to the master servicer of such securitization into which the related Serviced Companion Loan has been sold, or to the holder of any related Serviced Companion Loan by the master servicer (or the special servicer if the related Mortgage Loan is a Specially Serviced Loan).

In the event that the special servicer has not received any required MAI appraisal within 60 days after the Appraisal Reduction Event (or, in the case of an appraisal in connection with an Appraisal Reduction Event described in clauses (1) and (6) of the definition of Appraisal Reduction Event above, within 120 days (in the case of clause (1)) or 90 or 120 days (in the case of clause (6)), respectively, after the initial delinquency for the related Appraisal Reduction Event), the Appraisal Reduction Amount will be deemed to be an amount equal to 25% of the current Stated Principal Balance of the related Mortgage Loan (or Serviced Whole Loan) until an MAI appraisal is received by the special servicer. The Appraisal Reduction Amount is calculated as of the first Determination Date that is at least ten (10) business days after the special servicer’s receipt of such MAI appraisal. The master servicer will provide (via electronic delivery) the special servicer with any information in its possession that is reasonably required to determine, redetermine, calculate or recalculate any Appraisal Reduction Amount pursuant to its definition using reasonable efforts to deliver such information within four business days of the special servicer’s reasonable request (which request is required to be made promptly, but in no event later than ten (10) business days, after the special servicer’s receipt of the applicable appraisal or preparation of the applicable internal valuation); provided, however, that the special servicer’s failure to timely make such a request will not relieve the master servicer of its obligation to use reasonable efforts to provide such information to the special servicer within four (4) business days following the special servicer’s reasonable request. The master servicer will not calculate Appraisal Reduction Amounts.

With respect to each Mortgage Loan (other than the Non-Serviced Mortgage Loan) and each Serviced Whole Loan as to which an Appraisal Reduction Event has occurred (unless the Mortgage Loan or Serviced Whole Loan has remained current for three consecutive Periodic Payments, and with respect to which no other Appraisal Reduction Event has occurred with respect to that Mortgage Loan during the preceding three months (for such purposes taking into account any amendment or modification of such Mortgage Loan, any related Serviced Companion Loan or Serviced Whole Loan)), the special servicer is required (i) within 30 days of each anniversary of the related Appraisal Reduction Event and (ii) upon its determination that the value of the related Mortgaged Property has materially changed, to notify the master servicer of the occurrence of such anniversary or determination and to order an appraisal (which may be an update of a prior appraisal), the cost of which will be paid by the master servicer as a Servicing Advance (or to the extent it would be a Nonrecoverable Advance, an expense of the issuing entity paid out of the Collection Account), or to conduct an internal valuation, as applicable. Based upon the appraisal or valuation and receipt of information reasonably requested by the special servicer from the master servicer necessary to calculate the Appraisal Reduction Amount, the special servicer is required to determine or redetermine, as applicable, and report to the master servicer, the trustee, the certificate administrator, the operating advisor and, with respect to any Mortgage Loan other than an Excluded Loan, prior to the occurrence of a Consultation Termination Event, the Directing Certificateholder, the calculated or recalculated amount of the Appraisal Reduction Amount with respect to the Mortgage Loan or Serviced Whole Loan, as applicable. Such report will also be forwarded to the holder of any related Companion

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Loan by the master servicer (or the special servicer if the related Mortgage Loan is a Specially Serviced Loan). With respect to any Mortgage Loan other than an Excluded Loan, prior to the occurrence of a Consultation Termination Event, the special servicer will consult with the Directing Certificateholder, with respect to any appraisal, valuation or downward adjustment in connection with an Appraisal Reduction Amount. Notwithstanding the foregoing, the special servicer will not be required to obtain an appraisal or valuation with respect to a Mortgage Loan or Serviced Whole Loan that is the subject of an Appraisal Reduction Event to the extent the special servicer has obtained an appraisal or valuation with respect to the related Mortgaged Property within the 12-month period prior to the occurrence of the Appraisal Reduction Event. Instead, the special servicer may use the prior appraisal or valuation in calculating any Appraisal Reduction Amount with respect to the Mortgage Loan or Serviced Whole Loan, provided that the special servicer is not aware of any material change to the Mortgaged Property that has occurred that would affect the validity of the appraisal or valuation.

The Non-Serviced Mortgage Loan is subject to provisions in the Non-Serviced PSA relating to appraisal reductions that are similar, but not necessarily identical, to the provisions described above. The existence of an appraisal reduction under the Non-Serviced PSA in respect of the Non-Serviced Mortgage Loan will proportionately reduce the master servicer’s or the trustee’s, as the case may be, obligation to make P&I Advances on the Non-Serviced Mortgage Loan and will generally have the effect of reducing the amount otherwise available for distributions to the Certificateholders. Pursuant to the Non-Serviced PSA, the Non-Serviced Mortgage Loan will be treated, together with each related Non-Serviced Companion Loan, as a single mortgage loan for purposes of calculating an appraisal reduction amount with respect to the loans that comprise the Non-Serviced Whole Loan. Any appraisal reduction calculated with respect to the Non-Serviced Whole Loan will generally be allocated to the Non-Serviced Mortgage Loan and the Non-Serviced Companion Loan, on a pro rata basis based upon their respective Stated Principal Balances.

If any Mortgage Loan (other than the Non-Serviced Mortgage Loan) or any Serviced Whole Loan previously subject to an Appraisal Reduction Amount that becomes a Corrected Loan, and with respect to which no other Appraisal Reduction Event has occurred and is continuing, the Appraisal Reduction Amount and the related Appraisal Reduction Event will cease to exist.

As a result of calculating one or more Appraisal Reduction Amounts (and, in the case of any Whole Loan, to the extent allocated in the related Mortgage Loan), the amount of any required P&I Advance will be reduced, which will have the effect of reducing the amount of interest available to the most subordinate class of certificates or Trust Components then-outstanding (i.e., first, to Class [__] certificates, second, to the Class [__] certificates, third, to the Class [__] certificates, fourth, to the Class [A] Trust Component (and correspondingly, to the Class [A] certificates and the Class [EC] certificates, pro rata based on their respective percentage interests in the Class [A] Trust Component), fifth, to the Class [B] Trust Component (and correspondingly, to the Class [B] certificates and the Class [EC] certificates, pro rata based on their respective percentage interests in the Class [B] Trust Component), sixth, to the Class [C] Trust Component (and correspondingly, to the Class [C] certificates and the Class [EC] certificates, pro rata based on their respective percentage interests in the Class [C] Trust Component), and finally, pro rata based on their respective interest entitlements, to the Senior Certificates). See “—Advances”.

As of the first Determination Date following a Mortgage Loan (other than a Non-Serviced Mortgage Loan) becoming an AB Modified Loan, the master servicer will be required to calculate whether a Collateral Deficiency Amount exists with respect to such AB Modified Loan, taking into account the most recent appraisal obtained by the special servicer with

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respect to such Mortgage Loan, and all other information relevant to a Collateral Deficiency Amount determination. Upon obtaining knowledge or receipt of notice by the master servicer that a Non-Serviced Mortgage Loan has become an AB Modified Loan, the master servicer will be required to (i) promptly request from the related Non-Serviced Master Servicer, Non-Serviced Special Servicer and Non-Serviced Trustee the most recent appraisal with respect to such AB Modified Loan, in addition to all other information reasonably required by the master servicer to calculate whether a Collateral Deficiency Amount exists with respect to such AB Modified Loan, and (ii) as of the first Determination Date following receipt by the master servicer of the appraisal and any other information set forth in the immediately preceding clause (i) that the master servicer reasonably expects to receive, calculate whether a Collateral Deficiency Amount exists with respect to such AB Modified Loan, taking into account the most recent appraisal obtained by the Non-Serviced Special Servicer with respect to such Non-Serviced Mortgage Loan, and all other information relevant to a Collateral Deficiency Amount determination. Upon obtaining knowledge or receipt of notice by any other party to the PSA that a Non-Serviced Mortgage Loan has become an AB Modified Loan, such party will be required to promptly notify the master servicer thereof. The special servicer will be required to provide (via electronic delivery) the master servicer with any information in its possession that is reasonably required to determine, redetermine, calculate or recalculate any Collateral Deficiency Amount for any Mortgage Loan (other than any Non-Serviced Mortgage Loan) and any Serviced Companion Loan using reasonable efforts to deliver such information within 5 business days of the master servicer’s reasonable request. None of the special servicer, the operating advisor, the trustee or the certificate administrator will calculate or verify any Collateral Deficiency Amount.

A “Cumulative Appraisal Reduction Amount” as of any date of determination, is equal to the sum of (i) with respect to any Mortgage Loan, all Appraisal Reduction Amounts then in effect, and (ii) with respect to any AB Modified Loan, any Collateral Deficiency Amount then in effect. The special servicer and the certificate administrator will be entitled to conclusively rely on the master servicer’s calculation or determination of any Cumulative Appraisal Reduction Amount.

“AB Modified Loan” means any Corrected Loan (1) that became a Corrected Loan (which includes for purposes of this definition any Non-Serviced Mortgage Loan that became a “corrected loan” (or any term substantially similar thereto) pursuant to the related Non-Serviced PSA) due to a modification thereto that resulted in the creation of an A/B note structure (or similar structure) and as to which the new junior note(s) did not previously exist or the principal amount of the new junior note(s) was previously part of either an A note held by the issuing entity or the original unmodified Mortgage Loan and (2) as to which an Appraisal Reduction Amount is not in effect.

“Collateral Deficiency Amount” means, with respect to any AB Modified Loan as of any date of determination, the excess of (i) the Stated Principal Balance of such AB Modified Loan (taking into account the related junior note(s) and any pari passu notes included therein), over (ii) the sum of (in the case of a Whole Loan, solely to the extent allocable to the subject Mortgage Loan) (x) the most recent Appraised Value for the related Mortgaged Property or Mortgaged Properties, plus (y) solely to the extent not reflected or taken into account in such Appraised Value and to the extent on deposit with, or otherwise under the control of, the lender as of the date of such determination, any capital or additional collateral contributed by the related borrower at the time the Mortgage Loan became (and as part of the modification related to) such AB Modified Loan for the benefit of the related Mortgaged Property or Mortgaged Properties (provided that in the case of a Non-Serviced Mortgage Loan, the amounts set forth in this clause (y) will be taken into account solely to

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the extent relevant information is received by the master servicer), plus (z) any other escrows or reserves (in addition to any amounts set forth in the immediately preceding clause (y)) held by the lender in respect of such AB Modified Loan as of the date of such determination. The special servicer, the operating advisor and the certificate administrator will be entitled to conclusively rely on the master servicer’s calculation or determination of any Collateral Deficiency Amount.

For purposes of determining the Controlling Class, the occurrence and continuance of a Control Termination Event [and the occurrence and continuance of an Operating Advisor Consultation Event], the Appraisal Reduction Amounts allocated to a related Mortgage Loan will be allocated to each class of Principal Balance Certificates and each Trust Component in reverse sequential order to notionally reduce their Certificate Balances until the Certificate Balances of each such class and Trust Component is notionally reduced to zero (i.e., first, to Class [__] certificates, second, to the Class [__] certificates, third, to the Class [__] certificates, fourth, to the Class [A] Trust Component (and correspondingly, to the Class [A] certificates and the Class [EC] certificates, pro rata based on their respective percentage interests in the Class [A] Trust Component), fifth, to the Class [B] Trust Component (and correspondingly, to the Class [B] certificates and the Class [EC] certificates, pro rata based on their respective percentage interests in the Class [B] Trust Component), sixth, to the Class [C] Trust Component (and correspondingly, to the Class [C] certificates and the Class [EC] certificates, pro rata based on their respective percentage interests in the Class [C] Trust Component), and finally, pro rata based on their respective interest entitlements, to the Senior Certificates). With respect to any Appraisal Reduction Amount calculated for purposes of determining the Controlling Class, the appraised value of the related Mortgaged Property will be determined on an “as-is” basis.

With respect to any Appraisal Reduction Amount or Collateral Deficiency Amount calculated for purposes of determining the Controlling Class, the occurrence and continuance of a Control Termination Event and Voting Rights with respect to the replacement of the special servicer and the operating advisor, the appraised value of the related Mortgaged Property will be determined on an “as-is” basis. The master servicer will be required to promptly notify the special servicer and the certificate administrator of (i) any Appraisal Reduction Amount, (ii) any Collateral Deficiency Amount, and (iii) any resulting Cumulative Appraisal Reduction Amount, and the certificate administrator will be required to promptly post notice of such Appraisal Reduction Amount, Collateral Deficiency Amount and/or Cumulative Appraisal Reduction Amount, as applicable, to the certificate administrator’s website.

Any class of Control Eligible Certificates, the Certificate Balance of which (taking into account the application of any Appraisal Reduction Amounts or Collateral Deficiency Amounts to notionally reduce the Certificate Balance of such class) has been reduced to less than 25% of its initial Certificate Balance, is referred to as an “Appraised-Out Class”. The holders of the majority (by Certificate Balance) of an Appraised-Out Class will have the right, at their sole expense, to require the special servicer to order a second appraisal of any Mortgage Loan (or Serviced Whole Loan) for which an Appraisal Reduction Event has occurred or as to which there exists a Collateral Deficiency Amount (such holders, the “Requesting Holders”). The special servicer will use its reasonable best efforts to ensure that such appraisal is delivered within 30 days from receipt of the Requesting Holders’ written request and will ensure that such appraisal is prepared on an “as-is” basis by an MAI appraiser. Upon receipt of such supplemental appraisal, the special servicer will be required to determine, in accordance with the Servicing Standard, whether, based on its assessment of such supplemental appraisal, any recalculation of the applicable Appraisal Reduction Amount or Collateral Deficiency Amount is warranted and, if so warranted will recalculate

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such Appraisal Reduction Amount or Collateral Deficiency Amount, as applicable, based upon such supplemental appraisal and receipt of information requested by the special servicer from the master servicer as described above. If required by any such recalculation, the applicable Appraised-Out Class will be reinstated as the Controlling Class and each other Appraised-Out Class will, if applicable, have its related Certificate Balance notionally restored to the extent required by such recalculation of the Appraisal Reduction Amount or Collateral Deficiency Amount, if applicable.

In addition, the Requesting Holders of any Appraised-Out Class will have the right, at their sole expense, to require the special servicer to order an additional appraisal of any Mortgage Loan (other than a Non-Serviced Mortgage Loan) for which an Appraisal Reduction Event has occurred or as to which there exists a Collateral Deficiency Amount if an event has occurred at, or with regard to, the related Mortgaged Property or Mortgaged Properties that would have a material effect on its appraised value, and the special servicer is required to use reasonable efforts to obtain an appraisal from an MAI appraiser reasonably acceptable to the special servicer within 60 days from receipt of the Requesting Holders’ written request; provided that the special servicer will not be required to obtain such appraisal if it determines in accordance with the Servicing Standard that no events at, or with regard to, the related Mortgaged Property or Mortgaged Properties have occurred that would have a material effect on the Appraised Value of the related Mortgaged Property or Mortgaged Properties. The right of the holders of an Appraised-Out Class to require the special servicer to order an additional appraisal as described in this paragraph will be limited to no more frequently than once in any 9-month period with respect to any Mortgage Loan.

Any Appraised-Out Class for which the Requesting Holders are challenging the special servicer’s Appraisal Reduction Amount or Collateral Deficiency Amount determination may not exercise any direction, control, consent and/or similar rights of the Controlling Class until such time, if any, as such class is reinstated as the Controlling Class; the rights of the Controlling Class will be exercised by the most senior Control Eligible Certificates, if any, during such period.

[With respect to the Non-Serviced Mortgage Loan, the Non-Serviced Directing Certificateholder will be subject to provisions similar to those described above. See “Description of the Mortgage Pool—The Whole Loans—The Non-Serviced Whole Loan” and “Pooling and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan”.]

[With respect to an AB Whole Loan, the holder of the related Subordinate Companion Loan (or, in the case of the Trust Subordinate Companion Loan, the Loan Specific Directing Certificateholder) may in certain circumstances post collateral to avoid a change of control as described in “Description of the Mortgage Pool—The Whole Loans—The Serviced AB Whole Loan—General”.]

Maintenance of Insurance

To the extent permitted by the related Mortgage Loan and required by the Servicing Standard, the master servicer (with respect to the Mortgage Loans and any related Serviced Companion Loan, but excluding the Non-Serviced Mortgage Loan) will be required to use efforts consistent with the Servicing Standard to cause each borrower to maintain, and the special servicer (with respect to REO Properties other than the Mortgaged Property securing the Non-Serviced Whole Loan and subject to the conditions set forth in the following sentence) will maintain, for the related Mortgaged Property all insurance coverage required by the terms of the related Mortgage Loan documents; provided, however, that the master servicer (with respect to Mortgage Loans and Serviced Companion Loans) will not be required to cause the borrower to maintain and the special servicer (with respect to REO

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Properties) will not be required to maintain terrorism insurance to the extent that the failure of the related borrower to do so is an Acceptable Insurance Default (as defined below) or if the trustee does not have an insurable interest. Insurance coverage is required to be in the amounts (which, in the case of casualty insurance, is generally equal to the lesser of the outstanding principal balance of the related Mortgage Loan and the replacement cost of the related Mortgaged Property), and from an insurer meeting the requirements, set forth in the related Mortgage Loan documents. If the borrower does not maintain such coverage, the master servicer (with respect to such Mortgage Loans and any related Serviced Companion Loan) or the special servicer (with respect to REO Properties other than a Mortgaged Property securing the Non-Serviced Whole Loan), as the case may be, will be required to maintain such coverage to the extent such coverage is available at commercially reasonable rates and the trustee has an insurable interest, as determined by the master servicer (with respect to the Mortgage Loans and any related Serviced Companion Loan) or special servicer (with respect to REO Properties other than a Mortgaged Property securing the Non-Serviced Whole Loan), as applicable, in accordance with the Servicing Standard; provided that the master servicer will be obligated to use efforts consistent with the Servicing Standard to cause the borrower to maintain (or to itself maintain) insurance against property damage resulting from terrorist or similar acts unless the borrower’s failure is an Acceptable Insurance Default as determined by the special servicer with (in respect of any Mortgage Loan other than an Excluded Loan and unless a Control Termination Event has occurred and is continuing) the consent of the Directing Certificateholder or with respect to a Serviced AB Whole Loan, the holder of the related controlling Subordinate Companion Loan prior to the occurrence and continuance of a Control Appraisal Period. See “Description of the Mortgage Pool—Certain Terms of the Mortgage Loans” and “Risk Factors—Risks Relating to the Mortgage Loans—Terrorism Insurance May Not Be Available for All Mortgaged Properties”.

Notwithstanding any contrary provision above, the master servicer will not be required to maintain, and will not be in default for failing to obtain, any earthquake or environmental insurance on any Mortgaged Property unless (other than with respect to a Mortgaged Property securing the Non-Serviced Mortgage Loan) such insurance was required at the time of origination of the related Mortgage Loan, the trustee has an insurable interest and is currently available at commercially reasonable rates. In addition, the master servicer and special servicer will be entitled to rely on insurance consultants (at the applicable servicer’s expense) in determining whether any insurance is available at commercially reasonable rates. After the master servicer determines that a Mortgaged Property other than the Mortgaged Property securing the Non-Serviced Mortgage Loan is located in an area identified as a federally designated special flood hazard area (and flood insurance has been made available), the master servicer will be required to use efforts consistent with the Servicing Standard to (1) cause each borrower to maintain (to the extent required by the related Mortgage Loan documents), and (2) if the borrower does not so maintain, to itself maintain to the extent the trustee, as mortgagee, has an insurable interest in the Mortgaged Property and is available at commercially reasonable rates (as determined by the master servicer in accordance with the Servicing Standard) a flood insurance policy in an amount representing coverage not less than the lesser of (x) the outstanding principal balance of the related Mortgage Loan (and any related Serviced Companion Loan) and (y) the maximum amount of insurance which is available under the National Flood Insurance Act of 1968, as amended, plus such additional excess flood coverage with respect to the Mortgaged Property, if any, in an amount consistent with the Servicing Standard, but only to the extent that the related Mortgage Loan permits the lender to require the coverage and maintaining coverage is consistent with the Servicing Standard.

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Notwithstanding the foregoing, with respect to the Mortgage Loans (other than the Non-Serviced Mortgage Loan) and any related Serviced Companion Loan, that either (x) require the borrower to maintain “all-risk” property insurance (and do not expressly permit an exclusion for terrorism) or (y) contain provisions generally requiring the applicable borrower to maintain insurance in types and against such risks as the holder of such Mortgage Loan and any related Serviced Companion Loan reasonably requires from time to time in order to protect its interests, the master servicer will be required to, consistent with the Servicing Standard, (A) monitor in accordance with the Servicing Standard whether the insurance policies for the related Mortgaged Property contain exclusions in addition to those customarily found in insurance policies for mortgaged properties similar to the Mortgaged Properties on or prior to September 11, 2001 (“Additional Exclusions”), (B) request the borrower to either purchase insurance against the risks specified in the Additional Exclusions or provide an explanation as to its reasons for failing to purchase such insurance, and (C) notify the special servicer if it has knowledge that any insurance policy contains Additional Exclusions or if it has knowledge that any borrower fails to purchase the insurance requested to be purchased by the master servicer pursuant to clause (B) above. If the special servicer determines in accordance with the Servicing Standard that such failure is not an Acceptable Insurance Default, the special servicer will be required to notify the master servicer and the master servicer will be required to use efforts consistent with the Servicing Standard to cause such insurance to be maintained. If the special servicer determines that such failure is an Acceptable Insurance Default, it will be required to promptly deliver such conclusions in writing to the 17g-5 Information Provider for posting to the 17g-5 Information Provider’s website for those Mortgage Loans that (i) have one of the ten (10) highest outstanding principal balances of the Mortgage Loans then included in the issuing entity or (ii) comprise more than 5% of the outstanding principal balance of the Mortgage Loans then included in the issuing entity.

“Acceptable Insurance Default” means, with respect to any Mortgage Loan (other than the Non-Serviced Mortgage Loan) or Serviced Whole Loan, a default under the related Mortgage Loan documents arising by reason of (i) any failure on the part of the related borrower to maintain with respect to the related Mortgaged Property specific insurance coverage with respect to, or an all-risk casualty insurance policy that does not specifically exclude, terrorist or similar acts, and/or (ii) any failure on the part of the related borrower to maintain with respect to the related Mortgaged Property, insurance coverage with respect to damages or casualties caused by terrorist or similar acts upon terms not materially less favorable than those in place as of the Closing Date, in each case, as to which default the master servicer and the special servicer may forbear taking any enforcement action; provided that, subject to the consent or consultation rights of the Directing Certificateholder or the holder of any Companion Loan (or in the case of an AB Whole Loan, the Loan Specific Directing Certificateholder) as described under “—The Directing Certificateholder—Major Decisions”, the special servicer has determined in its reasonable judgment based on inquiry consistent with the Servicing Standard that either (a) such insurance is not available at commercially reasonable rates and that such hazards are not at the time commonly insured against for properties similar to the related Mortgaged Property and located in or around the region in which such related Mortgaged Property is located, or (b) such insurance is not available at any rate.

During the period that the special servicer is evaluating the availability of such insurance, or waiting for a response from the Directing Certificateholder, or, with respect to a Serviced AB Whole Loan, the holder of the related controlling Subordinate Companion Loan, neither the master servicer nor the special servicer will be liable for any loss related to its failure to require the borrower to maintain such insurance and neither will be in default of its obligations as a result of such failure unless the master servicer or the special

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servicer is required to take any immediate action pursuant to the Servicing Standard and other servicing requirements under the PSA as described under “—The Directing Certificateholder—Control Termination Event, Consultation Termination Event and Operating Advisor Consultation Event” and “—Servicing Override”.

The special servicer will be required to maintain (or cause to be maintained), fire and hazard insurance on each REO Property (other than any REO Property with respect to the Non-Serviced Mortgage Loan), to the extent obtainable at commercially reasonable rates and the trustee has an insurable interest, in an amount that is at least equal to the lesser of (1) the full replacement cost of the improvements on the REO Property, and (2) the outstanding principal balance owing on the related Mortgage Loan and any related Serviced Companion Loan or REO Loan, as applicable, and in any event, the amount necessary to avoid the operation of any co-insurance provisions. In addition, if the REO Property is located in an area identified as a federally designated special flood hazard area, the special servicer will be required to cause to be maintained, to the extent available at commercially reasonable rates (as determined by the special servicer (prior to the occurrence and continuance of a Control Termination Event and other than in respect of any Excluded Loan, with the consent of the Directing Certificateholder) in accordance with the Servicing Standard), a flood insurance policy meeting the requirements of the current guidelines of the Federal Insurance Administration in an amount representing coverage not less than the maximum amount of insurance that is available under the National Flood Insurance Act of 1968, as amended.

The PSA provides that the master servicer may satisfy its obligation to cause each borrower to maintain a hazard insurance policy and the master servicer or special servicer may satisfy their respective obligation to maintain hazard insurance by maintaining a blanket or master single interest or force-placed policy insuring against hazard losses on the Mortgage Loans and related Serviced Companion Loan and REO Properties (other than the Mortgaged Property securing the Non-Serviced Whole Loan), as applicable. Any losses incurred with respect to Mortgage Loans (and any related Serviced Companion Loan) or REO Properties due to uninsured risks (including earthquakes, mudflows and floods) or insufficient hazard insurance proceeds may adversely affect payments to Certificateholders. Any cost incurred by the master servicer or special servicer in maintaining a hazard insurance policy, if the borrower defaults on its obligation to do so, will be advanced by the master servicer as a Servicing Advance and will be charged to the related borrower. Generally, no borrower is required by the Mortgage Loan documents to maintain earthquake insurance on any Mortgaged Property and the special servicer will not be required to maintain earthquake insurance on any REO Properties. Any cost of maintaining that kind of required insurance or other earthquake insurance obtained by the special servicer will be paid out of the REO Account or advanced by the master servicer as a Servicing Advance.

The costs of the insurance may be recovered by the master servicer or the trustee, as the case may be, from reimbursements received from the borrower or, if the borrower does not pay those amounts, as a Servicing Advance as set forth in the PSA. All costs and expenses incurred by the special servicer in maintaining the insurance described above on REO Properties will be paid out of the related REO Account or, if the amount in such account is insufficient, such costs and expenses will be advanced by the master servicer to the special servicer as a Servicing Advance to the extent that such Servicing Advance is not determined to be a Nonrecoverable Advance.

No pool insurance policy, special hazard insurance policy, bankruptcy bond, repurchase bond or certificate guarantee insurance will be maintained with respect to the Mortgage Loans, nor will any Mortgage Loan be subject to FHA insurance.

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Modifications, Waivers and Amendments

Except as otherwise set forth in this paragraph, the special servicer (or, with respect to certain non-material modifications, waivers and amendments that are not Major Decisions, the master servicer) may not waive, modify or amend (or consent to waive, modify or amend) any provision of a Mortgage Loan, Serviced Companion Loan and/or Trust Subordinate Companion Loan that is not in default or as to which default is not reasonably foreseeable except for (1) the waiver of any due-on-sale clause or due-on-encumbrance clause to the extent permitted in the PSA, and (2) any waiver, modification or amendment more than three months after the Closing Date that would not be a “significant modification” of the Mortgage Loan within the meaning of Treasury regulations Section 1.860G-2(b) or that otherwise does not cause any Trust REMIC to fail to qualify as a REMIC [or cause the Grantor Trust to fail to qualify as a grantor trust] or result in the imposition of a tax upon any Trust REMIC[, the Grantor Trust] or the issuing entity. The master servicer will not be permitted under the PSA to agree to any modifications, waivers and amendments that constitute Major Decisions without the consent of the special servicer (which such consent may be deemed received by the master servicer if the special servicer does not respond within ten (10) business days of delivery to the special servicer of the analysis and all information reasonably requested by the special servicer in order to grant or withhold such consent, plus the time provided to the Directing Certificateholder or other relevant party under the PSA and, if applicable, any time period provided to a holder of a Companion Loan under a related intercreditor agreement), except certain non-material consents and waivers described in the PSA and as permitted under the Mortgage Loan documents.

If, and only if, the special servicer determines that a modification, waiver or amendment (including the forgiveness or deferral of interest or principal or the substitution or release of collateral or the pledge of additional collateral) of the terms of a Specially Serviced Loan with respect to which a payment default or other material default has occurred or a payment default or other material default is, in the special servicer’s judgment, reasonably foreseeable, is reasonably likely to produce a greater recovery on a net present value basis (the relevant discounting to be performed at the related Mortgage Rate) to the issuing entity and, if applicable, the holders of any applicable Companion Loan or Trust Subordinate Companion Loan, as applicable, than liquidation of such Specially Serviced Loan, then the special servicer may, but is not required to, agree to a modification, waiver or amendment of the Specially Serviced Loan, subject to (w) the restrictions and limitations described below, (x) with respect to any Major Decision, prior to the occurrence and continuance of a Control Termination Event, the approval of the Directing Certificateholder (or after the occurrence and continuance of a Control Termination Event, but prior to a Consultation Termination Event upon consultation with the Directing Certificateholder) as provided in the PSA and described in this prospectus, (y) with respect to an AB Whole Loan, subject to any rights of the related holder of the Subordinate Companion Loan (or in the case of the Trust Subordinate Companion Loan, the Loan Specific Directing Certificateholder) to consent to such modification, waiver or amendment and (z) with respect to a Serviced Whole Loan, the rights of the holder of the related Serviced Companion Loan, as applicable, to advise or consult with the special servicer with respect to, or consent to, such modification, waiver or amendment, in each case, pursuant to the terms of the related intercreditor agreement and, with respect to a Mortgage Loan that has mezzanine debt, the rights of the mezzanine lender to consent to such modification, waiver or amendment, in each case, pursuant to the terms of the related intercreditor agreement.

In connection with (i) the release of a Mortgaged Property (other than a Mortgaged Property securing the Non-Serviced Whole Loan) or any portion of a Mortgaged Property from the lien of the related Mortgage or (ii) the taking of a Mortgaged Property (other than

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a Mortgaged Property securing the Non-Serviced Whole Loan) or any portion of a Mortgaged Property by exercise of the power of eminent domain or condemnation, if the related Mortgage Loan documents require the master servicer or the special servicer, as applicable, to calculate (or to approve the calculation of the related borrower of) the loan-to-value ratio of the remaining Mortgaged Property or Mortgaged Properties or the fair market value of the real property constituting the remaining Mortgaged Property or Mortgaged Properties, for purposes of REMIC qualification of the related Mortgage Loan, then such calculation will, unless then permitted by the REMIC provisions, exclude the value of personal property and going concern value, if any, as determined by an appropriate third party.

The special servicer is required to use its reasonable efforts to the extent reasonably possible to fully amortize a modified Mortgage Loan prior to the Rated Final Distribution Date. The special servicer may not agree to a modification, waiver or amendment of any term of any Specially Serviced Mortgage Loan if that modification, waiver or amendment would:

(1) extend the maturity date of the Specially Serviced Loan to a date occurring later than the earlier of (A) five years prior to the Rated Final Distribution Date and (B) if the Specially Serviced Loan is secured solely or primarily by a leasehold estate and not the related fee interest, the date occurring twenty years or, to the extent consistent with the Servicing Standard giving due consideration to the remaining term of the ground lease and, prior to the occurrence and continuance of a Control Termination Event, with the consent of the Directing Certificateholder, ten years, prior to the end of the current term of the ground lease, plus any options to extend exercisable unilaterally by the borrower; or

(2) provide for the deferral of interest unless interest accrues on the Mortgage Loan or the Serviced Whole Loans, generally, at the related Mortgage Rate.

If the special servicer gives notice of any modification, waiver or amendment of any term of any Mortgage Loan (other than the Non-Serviced Whole Loan) or related Companion Loan, the special servicer will be required to notify the master servicer, the holder of any related Companion Loan (unless, with respect to the holder of a Trust Subordinate Companion Loan, an AB Control Appraisal Period has occurred), the applicable mortgage loan seller (so long as such mortgage loan seller is not a master servicer or sub-servicer of such Mortgage Loan or the Directing Certificateholder), the operating advisor (after the occurrence and during the continuance of [a Control Termination Event][an Operating Advisor Consultation Event]), the certificate administrator, the trustee, the Directing Certificateholder (unless a Consultation Termination Event has occurred), and the 17g-5 Information Provider, who will thereafter post any such notice to the 17g-5 Information Provider’s website. If the master servicer gives notice of any modification, waiver or amendment of any term of any such Mortgage Loan or related Companion Loan, the master servicer will be required to notify the certificate administrator, trustee, special servicer (and, unless a Consultation Termination Event has occurred, the special servicer will be required to forward any such notice to the Directing Certificateholder), the related mortgage loan seller (so long as such mortgage loan seller is not a master servicer or sub-servicer of such Mortgage Loan or the Directing Certificateholder), the holder of any related Companion Loan and the 17g-5 Information Provider, who will be required to thereafter post any such notice to the 17g-5 Information Provider’s website. The party providing notice will be required to deliver to the custodian for deposit in the related Mortgage File, an original counterpart of the agreement related to the modification, waiver or amendment, promptly following the execution of that agreement, and if required, a copy to the master servicer and to the holder of any related Companion Loan, all as set forth in the PSA. Copies of each agreement whereby the modification, waiver or amendment of any term of any Mortgage Loan is

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effected are required to be available for review during normal business hours at the offices of the custodian. See “Description of the Certificates—Reports to Certificateholders; Certain Available Information”.

In addition, with respect to the Serviced AB Whole Loan, so long as no Control Appraisal Period has occurred and is continuing with respect to such Whole Loan, no Major Decision may be made without the consent (or deemed consent) of the holder of the related Controlling Subordinate Companion Loan which must be obtained by the master servicer or the special servicer, as applicable. See “Description of the Mortgage Pool—The Whole Loans—The Serviced AB Whole Loan”.

The modification, waiver or amendment of a Serviced Whole Loan or a Mortgage Loan that has a related mezzanine loan will be subject to certain limitations set forth in the related intercreditor agreement. See “Risk Factors—Risks Relating to the Mortgage Loans—Other Financings or Ability to Incur Other Indebtedness Entails Risk”.

Enforcement of “Due-on-Sale” and “Due-on-Encumbrance” Provisions

The special servicer will determine, in a manner consistent with the Servicing Standard, whether (a) to exercise any right it may have with respect to a Mortgage Loan (other than the Non-Serviced Mortgage Loan) and any related Serviced Companion Loan containing a “due-on-sale” clause (1) to accelerate the payments on that Mortgage Loan and any related Companion Loan, as applicable, or (2) to withhold its consent to any sale or transfer, consistent with the Servicing Standard or (b) to waive its right to exercise such rights; provided, however, that (i) that with respect to such waiver of rights prior to the occurrence and continuance of any Control Termination Event, the special servicer has obtained the prior written consent (or deemed consent) of the Directing Certificateholder (or the Loan Specific Directing Certificateholder prior to the occurrence and continuance of an AB Control Appraisal Period, as applicable) (or after the occurrence and continuance of a Control Termination Event, but prior to a Consultation Termination Event, upon consultation with the Directing Certificateholder) and (ii) with respect to any Mortgage Loan [that is [DESCRIBE CRITERIA FOR A RATING AGENCY CONFIRMATION REQUIREMENT], a Rating Agency Confirmation is received by the master servicer or the special servicer, as the case may be, from each Rating Agency and a confirmation of any applicable rating agency that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any class of securities backed, wholly or partially, by any Serviced Pari Passu Companion Loan (if any).

With respect to a Mortgage Loan (other than the Non-Serviced Mortgage Loan) and any related Serviced Companion Loan with a “due-on-encumbrance” clause, the special servicer will determine, in a manner consistent with the Servicing Standard, whether (a) to exercise any right it may have with respect to a Mortgage Loan containing a “due-on-encumbrance” clause (1) to accelerate the payments thereon, or (2) to withhold its consent to the creation of any additional lien or other encumbrance, consistent with the Servicing Standard or (b) to waive its right to exercise such rights, provided, however, that (i) that, with respect to such waiver of rights prior to the occurrence and continuance of a Control Termination Event, the special servicer has obtained the consent of the Directing Certificateholder [(or, with respect to an AB Whole Loan prior to the occurrence and continuance of an AB Control Appraisal Period, the prior consent of the Loan Specific Directing Certificateholder, to the extent required by the terms of the related Intercreditor Agreement)] (or after the occurrence and continuance of a Control Termination Event, but prior to a Consultation Termination Event, has consulted with the Directing Certificateholder) and (ii) the special servicer has received a Rating Agency Confirmation from each Rating Agency and a confirmation of any applicable rating agency that such action will not result in the

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downgrade, withdrawal or qualification of its then-current ratings of any class of securities backed, wholly or partially, by any Serviced Pari Passu Companion Loan (if any) if such Mortgage Loan is [INSERT CRITERIA FOR RATING AGENCY CONFIRMATION REQUIREMENT].

Any modification, extension, waiver or amendment of the payment terms of the Non-Serviced Whole Loan will be required to be structured so as to be consistent with the Servicing Standard and the allocation and payment priorities in the related loan documents and the related Intercreditor Agreement, such that neither the issuing entity as holder of such Non-Serviced Mortgage Loan nor any holder of the related Companion Loan gains a priority over the other holder that is not reflected in the related loan documents and the related Intercreditor Agreement.

Any action under this section that constitutes a Major Decision is also subject to the process described in “—The Directing Certificateholder—Major Decisions”, “—Control Termination Event, Consultation Termination Event and Operating Advisor Consultation Event” and “—Risk Retention Consultation Party” below.

Inspections; Collection of Operating Information

The master servicer will be required to perform (at its own expense) or cause to be performed (at its own expense), physical inspections of each Mortgaged Property relating to a Mortgage Loan (other than the Mortgaged Property securing the Non-Serviced Mortgage Loan, which is subject to inspection pursuant to the Non-Serviced PSA, and other than a Specially Serviced Loan) with a Stated Principal Balance of (A) $[2,000,000] or more at least once every 12 months and (B) less than $[2,000,000] at least once every [24] months, in each case commencing in the calendar year 20[__] unless a physical inspection has been performed by the special servicer within the previous [12] months and the master servicer has no knowledge of a material change in the Mortgaged Property since such physical inspection; provided, further, however, that if any scheduled payment becomes more than [60] days delinquent on the related Mortgage Loan, the special servicer is required to inspect or cause to be inspected the related Mortgaged Property as soon as practicable after the Mortgage Loan becomes a Specially Serviced Loan and annually thereafter for so long as the Mortgage Loan remains a Specially Serviced Loan (the cost of which inspection, to the extent not paid by the related borrower, will be reimbursed first from default interest and late charges constituting additional compensation of the special servicer on the related Mortgage Loan (but with respect to a Serviced Whole Loan, only amounts available for such purpose under the related Intercreditor Agreement) and then from the Collection Account as an expense of the issuing entity), and in the case of a Serviced Whole Loan, as an expense of the holders of the related Serviced Pari Passu Mortgage Loan and Serviced Pari Passu Companion Loan, pro rata and pari passu, to the extent provided in the related Intercreditor Agreement. With respect to an AB Whole Loan, the costs will be allocated, first, as an expense of the holder of the Subordinate Companion Loan, and second, as an expense of the holders of the related Mortgage Loan to the extent provided in the related Intercreditor Agreement. The special servicer or the master servicer, as applicable, will be required to prepare or cause to be prepared a written report of the inspection describing, among other things, the condition of and any damage to the Mortgaged Property to the extent evident from the inspection and specifying the existence of any vacancies in the Mortgaged Property of which it has knowledge and deems material, of any sale, transfer or abandonment of the Mortgaged Property of which it has knowledge or that is evident from the inspection, of any adverse change in the condition of the Mortgaged Property of which the preparer of such report has knowledge or that is evident from the inspection, and that the preparer of such report deems material, or of any material waste committed on the Mortgaged Property to the extent evident from the inspection.

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Copies of the inspection reports referred to above that are delivered to the certificate administrator will be posted to the certificate administrator’s website for review by Privileged Persons pursuant to the PSA. See “Description of the Certificates—Reports to Certificateholders; Certain Available Information”.

Collection of Operating Information

With respect to each Mortgage Loan that requires the borrower to deliver operating statements, the special servicer or the master servicer, as applicable, is also required to use reasonable efforts to collect and review the annual operating statements beginning with calendar year end 20[__] of the related Mortgaged Property. Most of the Mortgage Loan documents obligate the related borrower to deliver annual property operating statements. However, we cannot assure you that any operating statements required to be delivered will in fact be delivered, nor is the special servicer or the master servicer likely to have any practical means of compelling the delivery in the case of an otherwise performing Mortgage Loan.

Special Servicing Transfer Event

The Mortgage Loans (other than the Non-Serviced Mortgage Loan), any related Companion Loans and any related REO Properties will be serviced by the special servicer under the PSA in the event that the servicing responsibilities of the master servicer are transferred to the special servicer as described below. Such Mortgage Loans and related Companion Loans (including those loans that have become REO Properties) serviced by the special servicer are referred to in this prospectus collectively as the “Specially Serviced Loans”. The master servicer will be required to transfer its servicing responsibilities to the special servicer with respect to any Mortgage Loan (including any related Companion Loan) for which the master servicer is responsible for servicing:

(1) as to which a payment default has occurred at its original maturity date, or, if the original maturity date has been extended, at its extended maturity date; and in the case of a balloon payment, if the balloon payment is delinquent and the related borrower has not provided the special servicer, within [60] days after the related maturity date, with a written and fully executed (subject only to customary final closing conditions) written commitment for refinancing from an acceptable lender reasonably satisfactory in form and substance to the special servicer (and the special servicer will promptly forward such commitment to the master servicer), which provides that such refinancing will occur within [120] days of such related maturity date, provided that such Mortgage Loan and any related Companion Loan will become a Specially Serviced Loan immediately if the related borrower fails to diligently pursue such financing or to pay any Assumed Scheduled Payment on the related due date (subject to any applicable grace period) at any time before the refinancing or, if such refinancing does not occur, such Mortgage Loan and any related Companion Loan at the end of such 120-day period (or for such shorter period beyond the date on which the related balloon payment was due within which the refinancing is scheduled to occur pursuant to the commitment for refinancing or on which such commitment terminates);

(2) as to which any Periodic Payment is more than [60] days delinquent (unless, prior to such Periodic Payment becoming more than [60] days delinquent, in the case of a Mortgage Loan with an associated mezzanine loan, the holder of the related Companion Loan (or in the case of the Trust Subordinate Companion Loan, the Loan Specific Directing Certificateholder) or the holder of the related mezzanine debt, as applicable, cures such delinquency);

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(3) as to which the borrower has entered into or consented to bankruptcy, appointment of a receiver or conservator or a similar insolvency proceeding, or the borrower has become the subject of a decree or order for that proceeding [provided that if the appointment, decree or order is stayed or discharged, or the case dismissed within [60] days, that Mortgage Loan and any related Companion Loan will not be considered a Specially Serviced Loan during that period], or the related borrower has admitted in writing its inability to pay its debts generally as they become due;

(4) as to which the master servicer or special servicer has received notice of the foreclosure or proposed foreclosure of any lien other than the Mortgage on the Mortgaged Property;

(5) as to which, in the judgment of the master servicer or special servicer (and, in the case of the special servicer, unless a Control Termination Event has occurred and is continuing, with the consent of the Directing Certificateholder), as applicable, a payment default is imminent or reasonably foreseeable and is not likely to be cured by the borrower within [60] days;

(6) as to which a default that the master servicer or special servicer has notice (other than a failure by the related borrower to pay principal or interest) and which the master servicer or special servicer (and, in the case of the special servicer, unless a Control Termination Event has occurred and is continuing, with the consent of the Directing Certificateholder) determines, in its good faith reasonable judgment, may materially and adversely affect the interests of the Certificateholders (and, with respect to any Whole Loan, the interest of the Certificateholders and the holders of the related Companion Loan, as a collective whole) (taking into account the subordinate or pari passu nature of any Companion Loan, as applicable), has occurred and remains unremediated for the applicable grace period specified in the Mortgage Loan or related Companion Loan documents, other than in certain circumstances the failure to maintain terrorism insurance (or if no grace period is specified for events of default that are capable of cure, [60] days); or

(7) as to which the master servicer or special servicer (and, in the case of the special servicer, unless a Control Termination Event has occurred and is continuing, with the consent of the Directing Certificateholder) determines that (i) a default (other than as described in clause (5) above) under the Mortgage Loan or related Companion Loan is imminent or reasonably foreseeable, (ii) such default will materially impair the value of the corresponding Mortgaged Property as security for the Mortgage Loan or related Companion Loan or otherwise materially adversely affect the interests of Certificateholders (and, with respect to a Whole Loan, the interest of the Certificateholders and the holders of the related Companion Loan as a collective whole (taking into account the pari passu nature of any Companion Loans)), and (iii) the default will continue unremedied for the applicable cure period under the terms of the Mortgage Loan or related Companion Loan, or, if no cure period is specified and the default is capable of being cured, for 30 days (provided that such 30-day grace period does not apply to a default that gives rise to immediate acceleration without application of a grace period under the terms of the Mortgage Loan, related Companion Loan); provided that any determination that a special servicing transfer event has occurred under this clause (7) with respect to any Mortgage Loan, related Companion Loan solely by reason of the failure (or imminent failure) of the related borrower to maintain or cause to be maintained insurance coverage against damages or losses arising from acts of terrorism may only be made by the special servicer (and unless a Control Termination Event has occurred and is continuing, with the consent of the Directing Certificateholder) as described under “—Maintenance of Insurance” [above].

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However, the master servicer will be required to continue to (x) receive payments on the Mortgage Loans [(and any related Serviced Companion Loan)] (including amounts collected by the special servicer), (y) make certain calculations with respect to the Mortgage Loans [and any related Serviced Companion Loan] and (z) make remittances and prepare certain reports to the Certificateholders with respect to the Mortgage Loans and any related Serviced Companion Loan. Additionally, the master servicer will continue to receive the Servicing Fee in respect of the Mortgage Loans (and any related Serviced Companion Loan) at the Servicing Fee Rate.

If the related Mortgaged Property is acquired in respect of any Mortgage Loan (and any related Serviced Companion Loan) (upon acquisition, an “REO Property”) whether through foreclosure, deed-in-lieu of foreclosure or otherwise, the special servicer will continue to be responsible for its operation and management. If any Serviced Companion Loan becomes specially serviced, then the related Mortgage Loan will also become a Specially Serviced Loan. If any Mortgage Loan becomes a Specially Serviced Loan, then the related Serviced Companion Loan will also become a Specially Serviced Loan. The master servicer will have no responsibility for the performance by the special servicer of its duties under the PSA. Any Mortgage Loan (excluding the Non-Serviced Mortgage Loan), that is or becomes a cross-collateralized Mortgage Loan and is cross-collateralized with a Specially Serviced Loan will become a Specially Serviced Loan.

If any Specially Serviced Loan, in accordance with its original terms or as modified in accordance with the PSA, becomes performing for at least three consecutive Periodic Payments (provided that no additional event of default is foreseeable in the reasonable judgment of the special servicer and no other event or circumstance exists that causes such Mortgage Loan or related Companion Loan to otherwise constitute a Specially Serviced Loan), the special servicer will be required to transfer servicing of such Specially Serviced Loan (a “Corrected Loan”) to the master servicer.

Asset Status Report

The special servicer will be required to prepare a report (an “Asset Status Report”) for each Mortgage Loan (other than the Non-Serviced Mortgage Loan) and, if applicable, any Serviced Whole Loan that becomes a Specially Serviced Loan not later than [60] days after the servicing of such Mortgage Loan is transferred to the special servicer. Each Asset Status Report will be required to be delivered in electronic form to:

o	the Directing Certificateholder (but only with respect to any Mortgage Loan other than an Excluded Loan and prior to the occurrence of a Consultation Termination Event and, in the case of an AB Whole Loan, only prior to the occurrence of a Consultation Termination Event and during an AB Control Appraisal Period with respect to the related Subordinate Companion Loan);
o	with respect to an AB Whole Loan, to the extent the related Subordinate Companion Loan is not subject to an AB Control Appraisal Period, the Loan Specific Directing Certificateholder or the holder of the related Subordinate Companion Loan;
o	with respect to any related Serviced Companion Loan, to the extent the related Serviced Companion Loan has been included in a securitization transaction, to the master servicer of such securitization into which the related Serviced Companion Loan has been sold or to the holder of the related Serviced Companion Loan;
o	the operating advisor (but only after the occurrence and during the continuance of a [Control Termination Event][INCLUDE FOR TRANSACTIONS THAT DO NOT SATISFY
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RISK RETENTION REQUIREMENTS THROUGH THE PURCHASE OF AN ELIGIBLE HORIZONTAL RESIDUAL INTEREST BY A THIRD PARTY PURCHASER]) [an Operating Advisor Consultation Event] [INCLUDE FOR TRANSACTIONS THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THE PURCHASE OF AN ELIGIBLE HORIZONTAL RESIDUAL INTEREST BY A THIRD PARTY PURCHASER]);

o	the certificate administrator, the master servicer, the trustee; and
o	the 17g-5 Information Provider, which will be required to post such report to the 17g-5 Information Provider’s website.

A summary of each Asset Status Report will be provided to the certificate administrator and the trustee.

An Asset Status Report prepared for each Specially Serviced Loan will be required to include, among other things, the following information to the extent reasonably determinable based on the information that was delivered to the Special Servicer in connection with the transfer of servicing pursuant to the special servicing transfer event:

o	summary of the status of such Specially Serviced Loan and any negotiations with the related borrower;
o	a discussion of the legal and environmental considerations reasonably known to the special servicer, consistent with the Servicing Standard, that are applicable to the exercise of remedies and to the enforcement of any related guaranties or other collateral for the related Specially Serviced Loan and whether outside legal counsel has been retained;
o	the most current rent roll and income or operating statement available for the related Mortgaged Property;
o	(A) the special servicer’s recommendations on how such Specially Serviced Loan might be returned to performing status (including the modification of a monetary term, and any workout, restructure or debt forgiveness) and returned to the master servicer for regular servicing or foreclosed or otherwise realized upon (including any proposed sale of a Defaulted Loan or REO Property), (B) a description of any such proposed or taken actions, and (C) the alternative courses of action that were or are being considered by the special servicer in connection with the proposed or taken actions;
o	the status of any foreclosure actions or other proceedings undertaken with respect to the Specially Serviced Loan, any proposed workouts and the status of any negotiations with respect to such workouts, and an assessment of the likelihood of additional defaults under the related Mortgage Loan or Serviced Whole Loan;
o	a description of any amendment, modification or waiver of a material term of any ground lease (or any space lease or air rights lease, if applicable) or franchise agreement;
o	the decision that the special servicer made, or intends or proposes to make, including a narrative analysis setting forth the special servicer’s rationale for its proposed decision, including its rejection of the alternatives;
o	an analysis of whether or not taking such proposed action is reasonably likely to produce a greater recovery on a present value basis than not taking such action,
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setting forth (x) the basis on which the special servicer made such determination and (y) the net present value calculation and all related assumptions;

o	the appraised value of the related Mortgaged Property (and a copy of the last obtained appraisal of such Mortgaged Property) together with a description of any adjustments to the valuation of such Mortgaged Property made by the special servicer together with an explanation of those adjustments; and
o	such other information as the special servicer deems relevant in light of the Servicing Standard.

If no Control Termination Event has occurred and is continuing, the Directing Certificateholder will have the right to disapprove the Asset Status Report prepared by the special servicer with respect to a Specially Serviced Loan within 10 business days after receipt of the Asset Status Report. If the Directing Certificateholder does not disapprove an Asset Status Report within 10 business days or if the special servicer makes a determination, in accordance with the Servicing Standard, that the disapproval by the Directing Certificateholder (communicated to the special servicer within ten business days) is not in the best interest of all the Certificateholders, the special servicer will be required to implement the recommended action as outlined in the Asset Status Report. If the Directing Certificateholder disapproves the Asset Status Report within the 10 business day period and the special servicer has not made the affirmative determination described above, the special servicer will be required to revise the Asset Status Report as soon as practicable thereafter, but in no event later than 30 days after the disapproval. The special servicer will be required to continue to revise the Asset Status Report until the Directing Certificateholder fails to disapprove the revised Asset Status Report or until the special servicer makes a determination, in accordance with the Servicing Standard, that the disapproval is not in the best interests of the Certificateholders; provided that, if the Directing Certificateholder has not approved the Asset Status Report for a period of 60 business days following the first submission of an Asset Status Report, the special servicer may act upon the most recently submitted form of Asset Status Report, if consistent with the Servicing Standard.

A “Final Asset Status Report” means, with respect to any Specially Serviced Loan, the initial Asset Status Report (together with such other data or supporting information provided by the special servicer to the Directing Certificateholder or the holder of the related controlling Subordinate Companion Loan that does not include any communication (other than the related Asset Status Report) between the special servicer and the Directing Certificateholder with respect to such Specially Serviced Loan or by the special servicer to the holder of the related controlling Subordinate Companion Loan) required to be delivered by the special servicer by the Initial Delivery Date and any Subsequent Asset Status Report, in each case, in the form fully approved or deemed approved, if applicable, by the Directing Certificateholder pursuant to the Directing Certificateholder Asset Status Report Approval Process or following completion of the ASR Consultation Process, as applicable. For the avoidance of doubt, the special servicer may issue more than one Final Asset Status Report with respect to any Specially Serviced Loan in accordance with the procedures described above.

[INCLUDE FOR TRANSACTIONS THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THE PURCHASE OF AN ELIGIBLE HORIZONTAL RESIDUAL INTEREST BY A THIRD PARTY PURCHASER] [Prior to an Operating Advisor Consultation Event, the special servicer will be required to deliver each Final Asset Status Report to the operating advisor promptly following completion of each Directing Certificateholder Asset Status Report Approval Process. The Operating Advisor’s review of any such Final Asset Status Report will only provide background information to support the Operating Advisor’s duties concerning the

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special servicer’s compliance with the Servicing Standard. See “—The Directing Certificateholder—Major Decisions” and “—Control Termination Event, Consultation Termination Event and Operating Advisor Consultation Event” below for a discussion of the operating advisor’s ability to ask the special servicer reasonable questions with respect to such Final Asset Status Report.]

[If a Control Termination Event [(or, with respect to the AB Whole Loan, if both a Control Termination Event has occurred and is continuing and an AB Control Appraisal Period is in effect)]] [EXCLUDE FOR TRANSACTIONS THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THE PURCHASE OF AN ELIGIBLE HORIZONTAL RESIDUAL INTEREST BY A THIRD PARTY PURCHASER], the special servicer will be required to promptly deliver each Asset Status Report prepared in connection with a Specially Serviced Loan to the operating advisor (and, with respect to any Mortgage Loan other than an Excluded Loan and for so long as no Consultation Termination Event has occurred and is continuing, the Directing Certificateholder). The operating advisor will be required to provide comments to the special servicer in respect of the Asset Status Report, if any, within ten (10) business days following the later of (i) receipt of such Asset Status Report or (ii) such related additional information reasonably requested by the operating advisor, and propose possible alternative courses of action to the extent it determines such alternatives to be in the best interest of the Certificateholders (including any Certificateholders that are holders of the Control Eligible Certificates), as a collective whole. The special servicer will be obligated to consider such alternative courses of action and any other feedback provided by the operating advisor (and, with respect to any Mortgage Loan other than an Excluded Loan, so long as no Consultation Termination Event has occurred, the Directing Certificateholder) in connection with the special servicer’s preparation of any Asset Status Report [that is provided while an Operating Advisor Consultation Event has occurred and is continuing]. The special servicer will revise the Asset Status Report as it deems necessary to take into account any input and/or comments from the operating advisor (and, with respect to any Mortgage Loan other than an Excluded Loan, so long as no Consultation Termination Event has occurred, the Directing Certificateholder), to the extent the special servicer determines that the operating advisor’s and/or Directing Certificateholder’s input and/or recommendations are consistent with the Servicing Standard and in the best interest of the Certificateholders as a collective whole (or, with respect to a Serviced Whole Loan, the best interest of the Certificateholders and the holders of the related Companion Loan, as a collective whole (taking into account the pari passu or subordinate nature of such Companion Loan)).

The special servicer will not be required to take or to refrain from taking any action because of an objection or comment by the operating advisor or a recommendation of the operating advisor.

[After the occurrence and during the continuance of a Control Termination Event but prior to the occurrence of a Consultation Termination Event, each of the Directing Certificateholder and the operating advisor will be entitled to consult with the special servicer and propose alternative courses of action and provide other feedback in respect of any Asset Status Report. After the occurrence of a Consultation Termination Event, the Directing Certificateholder will have no right to consult with the special servicer with respect to Asset Status Reports and the special servicer will only be obligated to consult with the operating advisor with respect to any Asset Status Report as described above. The special servicer may choose to revise the Asset Status Report as it deems reasonably necessary in accordance with the Servicing Standard to take into account any input and/or recommendations of the operating advisor or the Directing Certificateholder during the applicable periods described above, but is under no obligation to follow any particular

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recommendation of the operating advisor or the Directing Certificateholder.] [INCLUDE FOR TRANSACTIONS THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH A METHOD OTHER THAN THE PURCHASE OF AN ELIGIBLE HORIZONTAL RESIDUAL INTEREST BY A THIRD PARTY PURCHASER.]

[After the occurrence and during the continuance of a Control Termination Event but prior to the occurrence of a Consultation Termination Event, the Directing Certificateholder, and after the occurrence and during the continuance of an Operating Advisor Consultation Event, the operating advisor, will be entitled to consult with the special servicer and propose alternative courses of action and provide other feedback in respect of any Asset Status Report. After the occurrence of a Consultation Termination Event, the Directing Certificateholder will have no right to consult with the special servicer with respect to Asset Status Reports and the special servicer will only be obligated to consult with the operating advisor with respect to any Asset Status Report as described above. The special servicer may choose to revise the Asset Status Report as it deems reasonably necessary in accordance with the Servicing Standard to take into account any input and/or recommendations of the operating advisor or the Directing Certificateholder during the applicable periods described above, but is under no obligation to follow any particular recommendation of the operating advisor or the Directing Certificateholder.] [INCLUDE FOR TRANSACTIONS THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THE PURCHASE OF AN ELIGIBLE HORIZONTAL RESIDUAL INTEREST BY A THIRD PARTY PURCHASER.]

[Notwithstanding the foregoing, with respect to a Subordinate Companion Loan and prior to the occurrence and continuance of an AB Control Appraisal Period, the special servicer will prepare an Asset Status Report for an AB Whole Loan within [60] days after it becomes a Specially Serviced Loan in accordance with the terms of the PSA and any applicable provisions of the related Intercreditor Agreement and the Directing Certificateholder will have no approval rights over any such Asset Status Report. See “Description of the Mortgage Pool—The Whole Loans—The Serviced AB Whole Loan”.]

[With respect to the Non-Serviced Mortgage Loan, the Non-Serviced Directing Certificateholder will have approval and consultation rights with respect to any asset status report prepared by the Non-Serviced Special Servicer with respect to the Non-Serviced Whole Loan under the Non-Serviced PSA that are substantially similar to the approval and consultation rights of the Directing Certificateholder with respect to the Mortgage Loans and the Serviced Whole Loans. See “—Servicing of the Non-Serviced Mortgage Loan”.]

Realization Upon Mortgage Loans

If a payment default or material non-monetary default on a Mortgage Loan (other than the Non-Serviced Mortgage Loan) has occurred, then, pursuant to the PSA, the special servicer, on behalf of the trustee, may, in accordance with the terms and provisions of the PSA, at any time institute foreclosure proceedings, exercise any power of sale contained in the related Mortgage, obtain a deed in lieu of foreclosure, or otherwise acquire title to the related Mortgaged Property, by operation of law or otherwise. The special servicer is not permitted, however, to cause the trustee to acquire title to any Mortgaged Property, have a receiver of rents appointed with respect to any Mortgaged Property or take any other action with respect to any Mortgaged Property that would cause the trustee, for the benefit of the Certificateholders, or any other specified person to be considered to hold title to, to be a “mortgagee-in-possession” of, or to be an “owner” or an “operator” of such Mortgaged Property within the meaning of certain federal environmental laws, unless the special servicer has determined in accordance with the Servicing Standard, based on an updated environmental assessment report prepared by a person who regularly conducts

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environmental audits and performed within six months prior to any such acquisition of title or other action (which report will be an expense of the issuing entity subject to the terms of the PSA) that:

(a)  such Mortgaged Property is in compliance with applicable environmental laws or, if not, after consultation with an environmental consultant, that it would be in the best economic interest of the Certificateholders (and with respect to any Serviced Whole Loan, the Serviced Companion Loan Holders), as a collective whole as if such Certificateholders and, if applicable, Serviced Companion Loan Holders constituted a single lender, to take such actions as are necessary to bring such Mortgaged Property in compliance with such laws, and

(b)  there are no circumstances present at such Mortgaged Property relating to the use, management or disposal of any hazardous materials for which investigation, testing, monitoring, containment, clean-up or remediation could be required under any currently effective federal, state or local law or regulation, or that, if any such hazardous materials are present for which such action could be required, after consultation with an environmental consultant, it would be in the best economic interest of the Certificateholders (and with respect to any Serviced Whole Loan, the Serviced Companion Loan Holders), as a collective whole as if such Certificateholders and, if applicable, Serviced Companion Loan Holders constituted a single lender, to take such actions with respect to the affected Mortgaged Property.

Such requirement precludes enforcement of the security for the related Mortgage Loan until a satisfactory environmental site assessment is obtained (or until any required remedial action is taken), but will decrease the likelihood that the issuing entity will become liable for a material adverse environmental condition at the Mortgaged Property. However, we cannot assure you that the requirements of the PSA will effectively insulate the issuing entity from potential liability for a materially adverse environmental condition at any Mortgaged Property.

If title to any Mortgaged Property is acquired by the issuing entity (directly or through a single member limited liability company established for that purpose), the special servicer will be required to sell the Mortgaged Property prior to the close of the third calendar year beginning after the year of acquisition, unless (1) the IRS grants (or has not denied) a qualifying extension of time to sell the property or (2) the special servicer, the certificate administrator and the trustee receive an opinion of independent counsel to the effect that the holding of the property by the related Lower-Tier REMIC longer than the above-referenced three year period will not result in the imposition of a tax on any Trust REMIC or the issuing entity or cause any Trust REMIC to fail to qualify as a REMIC under the Code at any time that any certificate is outstanding. Subject to the foregoing and any other tax-related limitations, pursuant to the PSA, the special servicer will generally be required to attempt to sell any Mortgaged Property so acquired in accordance with the Servicing Standard. The special servicer will also be required to cause any Mortgaged Property acquired by the issuing entity to be administered so that it constitutes “foreclosure property” within the meaning of Code Section 860G(a)(8) at all times, and that the sale of the property does not result in the receipt by the issuing entity of any income from nonpermitted assets as described in Code Section 860F(a)(2)(B). If any Lower-Tier REMIC acquires title to any Mortgaged Property, the special servicer, on behalf of such Lower-Tier REMIC, will retain, at the expense of the issuing entity, an independent contractor to manage and operate the property. The independent contractor generally will be permitted to perform construction (including renovation) on a foreclosed property only if the construction was more than 10% completed at the time default on the related Mortgage Loan became

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imminent. The retention of an independent contractor, however, will not relieve the special servicer of its obligation to manage the Mortgaged Property as required under the PSA.

In general, the special servicer will be obligated to cause any Mortgaged Property acquired as an REO Property to be operated and managed in a manner that would, in its reasonable judgment and in accordance with the Servicing Standard, maximize the issuing entity’s net after-tax proceeds from such property. Generally, no Trust REMIC will be taxable on income received with respect to a Mortgaged Property acquired by the issuing entity to the extent that it constitutes “rents from real property”, within the meaning of Code Section 856(c)(3)(A) and Treasury regulations under the Code. Rents from real property include fixed rents and rents based on the gross receipts or sales of a tenant but do not include the portion of any rental based on the net income or profit of any tenant or sub-tenant. No determination has been made whether rent on any of the Mortgaged Properties meets this requirement. Rents from real property include charges for services customarily furnished or rendered in connection with the rental of real property, whether or not the charges are separately stated. Services furnished to the tenants of a particular building will be considered as customary if, in the geographic market in which the building is located, tenants in buildings which are of similar class are customarily provided with the service. No determination has been made whether the services furnished to the tenants of the Mortgaged Properties are “customary” within the meaning of applicable regulations. It is therefore possible that a portion of the rental income with respect to a Mortgaged Property owned by the issuing entity would not constitute rents from real property. In addition, it is possible that none of the income with respect to a Mortgaged Property would qualify if a separate charge is not stated for non-customary services provided to tenants or if such services are not performed by an independent contractor. Rents from real property also do not include income from the operation of a trade or business on the Mortgaged Property, such as a hotel property, or rental income attributable to personal property leased in connection with a lease of real property if the rent attributable to personal property exceeds 15% of the total net rent for the taxable year. Any of the foregoing types of income may instead constitute “net income from foreclosure property”, which would be taxable to the related Lower-Tier REMIC at the federal corporate rate (currently 21%) and may also be subject to state or local taxes. The PSA provides that the special servicer will be permitted to cause the related Lower-Tier REMIC to earn “net income from foreclosure property” that is subject to tax if it determines that the net after-tax benefit to Certificateholders is greater than another method of operating or net leasing the Mortgaged Property. Because these sources of income, if they exist, are already in place with respect to the Mortgaged Properties, it is generally viewed as beneficial to Certificateholders to permit the issuing entity to continue to earn them if it acquires a Mortgaged Property, even at the cost of this tax. These taxes would be chargeable against the related income for purposes of determining the proceeds available for distribution to holders of certificates. See “Material Federal Income Tax Considerations—Taxes That May Be Imposed on a REMIC—Prohibited Transactions”.

Under the PSA, the special servicer is required to establish and maintain one or more REO Accounts, to be held on behalf of the trustee for the benefit of the Certificateholders and with respect to a Serviced Whole Loan, the Serviced Companion Loan Holder, for the retention of revenues and insurance proceeds derived from each REO Property. The special servicer is required to use the funds in the REO Account to pay for the proper operation, management, maintenance and disposition of any REO Property, but only to the extent of amounts on deposit in the REO Account relate to such REO Property. To the extent that amounts in the REO Account in respect of any REO Property are insufficient to make such payments, the master servicer is required to make a Servicing Advance, unless it determines such Servicing Advance would be non-recoverable. Within one business day

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following the end of each Collection Period, the special servicer is required to deposit all amounts received in respect of each REO Property during such Collection Period, net of any amounts withdrawn to make any permitted disbursements, to the Collection Account; provided that the special servicer may retain in the REO Account permitted reserves.

Sale of Defaulted Loans and REO Properties

If the special servicer determines in accordance with the Servicing Standard that it would be in the best economic interests of the Certificateholders or, in the case of a Serviced Whole Loan, Certificateholders and any holder of the related Serviced Companion Loan (as a collective whole as if such Certificateholders and Serviced Companion Loan Holder constituted a single lender) to attempt to sell a Defaulted Loan (other than the Non-Serviced Mortgage Loan) and any related Serviced Companion Loan as described below, the special servicer will be required to use reasonable efforts to solicit offers for each Defaulted Loan on behalf of the Certificateholders and the holder of any related Serviced Companion Loan in such manner as will be reasonably likely to realize a fair price. [In the case of the Non-Serviced Mortgage Loan, under certain limited circumstances permitted under the related Intercreditor Agreement, to the extent that such Non-Serviced Mortgage Loan is not sold together with the Non-Serviced Companion Loan by the special servicer for the Non-Serviced Whole Loan, the special servicer will be entitled to sell (with the consent of the Directing Certificateholder if no Control Termination Event has occurred and is continuing) such Non-Serviced Mortgage Loan if it determines in accordance with the Servicing Standard that such action would be in the best interests of the Certificateholders.] The special servicer may accept the first cash offer received from any person that constitutes a fair price for the Defaulted Loan. If multiple offers are received during the period designated by the special servicer for receipt of offers, the special servicer is required to select the highest offer. The special servicer is required to give the trustee, the certificate administrator, the master servicer, the operating advisor and (other than in respect of any Excluded Loan) the Directing Certificateholder 10 business days’ prior written notice of its intention to sell any such Defaulted Loan. Neither the trustee nor any of its affiliates may make an offer for or purchase any Defaulted Loan. [“Defaulted Loan” means a Mortgage Loan (other than the Non-Serviced Mortgage Loan) or Serviced Whole Loan (A) (i) that is delinquent at least 60 days in respect of its Periodic Payments or delinquent in respect of its balloon payment, if any, in either case such delinquency to be determined without giving effect to any grace period permitted by the related Mortgage or Mortgage Note and without regard to any acceleration of payments under the related Mortgage and Mortgage Note or (ii) as to which the master servicer or special servicer has, by written notice to the related borrower, accelerated the maturity of the indebtedness evidenced by the related Mortgage Note.]

The special servicer will be required to determine whether any cash offer constitutes a fair price for any Defaulted Loan if the highest offeror is a person other than an Interested Person. In determining whether any offer from a person other than an Interested Person constitutes a fair price for any Defaulted Loan, the special servicer will be required to take into account (in addition to the results of any appraisal, updated appraisal or narrative appraisal that it may have obtained pursuant to the PSA within the prior 9 months), among other factors, the period and amount of the occupancy level and physical condition of the related Mortgaged Property and the state of the local economy.

If the offeror is an Interested Person (provided that the trustee may not be a offeror), then the trustee will be required to determine whether the cash offer constitutes a fair price [unless (i) the offer is equal to or greater than the applicable Purchase Price and (ii) the offer is the highest offer received. Absent an offer at least equal to the Purchase Price, no offer from an Interested Person will constitute a fair price unless (A) it is the highest offer

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received and (B) at least two other offers are received from independent third parties]. In determining whether any offer received from an Interested Person represents a fair price for any such Defaulted Loan, the trustee will be supplied with and will be required to rely on the most recent appraisal or updated appraisal conducted in accordance with the PSA within the preceding 9-month period or, in the absence of any such appraisal, on a new appraisal. Except as provided in the following paragraph, the cost of any appraisal will be covered by, and will be reimbursable as, a Servicing Advance.

Notwithstanding anything contained in the preceding paragraph to the contrary, if the trustee is required to determine whether a cash offer by an Interested Person constitutes a fair price, the trustee may (at its option and at the expense of the Interested Person) designate an independent third party expert in real estate or commercial mortgage loan matters with at least 5 years’ experience in valuing loans similar to the subject Mortgage Loan or Serviced Whole Loan, as the case may be, that has been selected with reasonable care by the trustee to determine if such cash offer constitutes a fair price for such Mortgage Loan or Serviced Whole Loan. If the trustee designates such a third party to make such determination, the trustee will be entitled to rely conclusively upon such third party’s determination. The reasonable costs of all appraisals, inspection reports and broker opinions of value incurred by any such third party pursuant to this paragraph will be covered by, and will be reimbursable by the Interested Person; provided that the trustee will not engage a third party expert whose fees exceed a commercially reasonable amount as determined by the trustee.

The special servicer is required to use reasonable efforts to solicit offers for each REO Property on behalf of the Certificateholders and the related Companion Loan Holder(s) (if applicable) and to sell each REO Property in the same manner as with respect to a Defaulted Loan.

Notwithstanding any of the foregoing paragraphs, the special servicer will not be required to accept the highest cash offer for a Defaulted Loan or REO Property if the special servicer determines (in consultation with the Directing Certificateholder (unless a Consultation Termination Event exists) and, in the case of a Serviced Whole Loan or an REO Property related to a Serviced Whole Loan, the related Companion Loan Holder(s)), in accordance with the Servicing Standard, that rejection of such offer would be in the best interests of the Certificateholders and, in the case of a sale of a Serviced Whole Loan or an REO Property related to a Serviced Whole Loan, the related Companion Loan Holder(s) (as a collective whole as if such Certificateholders and, if applicable, the related Companion Loan Holder(s) constituted a single lender (and with respect to any AB Whole Loan, taking into account the subordinate nature of the related Trust Subordinate Companion Loan)), and the special servicer may accept a lower offer (from any person other than itself or an affiliate) if it determines, in accordance with the Servicing Standard, that acceptance of such offer would be in the best interests of the Certificateholders and, in the case of a Serviced Whole Loan or an REO Property related to a Serviced Whole Loan, the related Companion Loan Holder(s) (as a collective whole as if such Certificateholders and, if applicable, the related Companion Loan Holder(s) constituted a single lender and with respect to any AB Whole Loan, taking into account the subordinate nature of the related Trust Subordinate Companion Loan)).

An “Interested Person” is any person who is (i) the depositor, the master servicer, the special servicer, the operating advisor, the asset representations reviewer, the certificate administrator, the trustee, the Directing Certificateholder, any sponsor, any Borrower Party, any independent contractor engaged by the special servicer, any holder of a related mezzanine loan (but only with respect to the related Mortgage Loan) or any known affiliate of any such party described above, or (ii) with respect to a Whole Loan if it is a Defaulted

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Loan, the depositor, the master servicer, the special servicer (or any independent contractor engaged by such special servicer), or the trustee for the securitization of a Companion Loan, and each related Companion Holder or its representative, or any known affiliate of any such party described above.

With respect to each Serviced Whole Loan, pursuant to the terms of the related Intercreditor Agreement(s), if such Serviced Whole Loan becomes a Defaulted Loan, and if the special servicer determines to sell the related Mortgage Loan in accordance with the discussion in this “—Sale of Defaulted Loans and REO Properties” section, then the special servicer will be required to sell the related Pari Passu Companion Loan together with such Mortgage Loan as one whole loan. The special servicer will not be permitted to sell the related Mortgage Loan together with the related Pari Passu Companion Loan if such Serviced Whole Loan becomes a Defaulted Loan without the consent of the holder of the related Pari Passu Companion Loan, unless the special servicer complies with certain notice and delivery requirements set forth in the PSA. See “Description of the Mortgage Pool—The Whole Loans—The Serviced AB Whole Loan”.

[In connection with any such sale involving an AB Whole Loan, the special servicer will also have the right, but not the obligation, to sell the related Trust Subordinate Companion Loan, provided that such sale will require the consent of the Loan Specific Directing Certificateholder. A related Companion Loan Holder (or its representative) or a holder of any mezzanine debt relating to a Defaulted Loan will be permitted to submit an offer at any sale of such Defaulted Loan or related REO Property or may have the option to purchase such Defaulted Loan or related REO Property, as applicable, under the related Intercreditor Agreement (and such purchase price is subject to the terms of such Intercreditor Agreement).] See “Description of the Mortgage Pool—Additional Indebtedness—Mezzanine Indebtedness” and “—The Whole Loans—The Serviced AB Whole Loan”.

In addition, with respect to the Non-Serviced Mortgage Loan, if such Mortgage Loan has become a defaulted Mortgage Loan under the related Non-Serviced PSA, the Non-Serviced Special Servicer will generally have the right to sell such Mortgage Loan together with the related Companion Loan as notes evidencing one whole loan. [The issuing entity, as the holder of the Non-Serviced Mortgage Loan, will have the right to consent to such sale if the required notices and information regarding such sale are not provided to the special servicer in accordance with the related Intercreditor Agreement. The Directing Certificateholder will be entitled to exercise such consent right so long as a Control Termination Event has not occurred and is continuing, and if a Control Termination Event has occurred and is continuing, the special servicer will exercise such consent rights.] See “Description of the Mortgage Pool—The Whole Loans—The Non-Serviced Whole Loan”.

[In addition, with respect to the Servicing Shift Mortgage Loan, if a Servicing Shift Mortgage Loan becomes a Defaulted Loan, the special servicer (or, on or after the applicable Servicing Shift Securitization Date, the special servicer under the related Servicing Shift PSA) will be required to sell such Mortgage Loan together with the related Companion Loans as notes evidencing one whole loan, in accordance with the provisions of the related Intercreditor Agreement and the PSA or the related Servicing Shift PSA, as the case may be.]

To the extent that Liquidation Proceeds collected with respect to any Mortgage Loan are less than the sum of (1) the outstanding principal balance of the Mortgage Loan, (2) interest accrued on the Mortgage Loan and (3) the aggregate amount of outstanding reimbursable expenses (including any (i) unpaid servicing compensation, (ii) unreimbursed Servicing Advances, (iii) accrued and unpaid interest on all Advances and (iv) additional expenses of the issuing entity) incurred with respect to the Mortgage Loan, the issuing entity will realize

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a loss in the amount of the shortfall. The trustee, the master servicer and/or the special servicer will be entitled to reimbursement out of the Liquidation Proceeds recovered on any Mortgage Loan, prior to the distribution of those Liquidation Proceeds to Certificateholders, of any and all amounts that represent unpaid servicing compensation in respect of the related Mortgage Loan, certain unreimbursed expenses incurred with respect to the Mortgage Loan and any unreimbursed Advances (including interest on Advances) made with respect to the Mortgage Loan. In addition, amounts otherwise distributable on the certificates will be further reduced by interest payable to the master servicer, the special servicer or trustee on these Advances.

The Directing Certificateholder

General

Subject to the rights of the holder of the related Companion Loan and the Loan Specific Directing Certificateholder under the related Intercreditor Agreement as described under “—Rights of Holders of Companion Loans and Loan Specific Directing Certificateholder” below, for so long as a Control Termination Event has not occurred and is not continuing, the Directing Certificateholder will be entitled to advise (1) the special servicer, with respect to all Specially Serviced Loans other than any Excluded Loan [or Servicing Shift Mortgage Loan] or (2) the special servicer, with respect to non-Specially Serviced Loans (other than any Excluded Loan [or Servicing Shift Mortgage Loan]), as to all matters for which the master servicer must obtain the consent or deemed consent of the special servicer (e.g., the Major Decisions) and will have the right to replace the special servicer with or without cause and have certain other rights under the PSA, each as described below. Upon the occurrence and continuance of a Control Termination Event, the Directing Certificateholder will have certain consultation rights only, and upon the occurrence of a Consultation Termination Event, the Directing Certificateholders will not have any consent or consultation rights, as further described below.

The “Directing Certificateholder” will be [(i) with respect to the Servicing Shift Mortgage Loan, the related Loan-Specific Directing Holder, and (ii)] with respect to each Mortgage Loan [(other than the Servicing Shift Mortgage Loan)], the Controlling Class Certificateholder (or its representative) selected by more than [_____]% of the Controlling Class Certificateholders, by Certificate Balance, as determined by the certificate registrar from time to time [;provided, however, that

(1) absent that selection, or

(2) until a Directing Certificateholder is so selected, or

(3) upon receipt of a notice from a majority of the Controlling Class Certificateholders, by Certificate Balance, that a Directing Certificateholder is no longer designated, the Controlling Class Certificateholder that owns the largest aggregate Certificate Balance of the Controlling Class (or its representative) will be the Directing Certificateholder;

provided, however, that (i) in the case of this clause (3), in the event no one holder owns the largest aggregate Certificate Balance of the Controlling Class, then there will be no Directing Certificateholder until appointed in accordance with the terms of the PSA, and (ii) the certificate administrator and the other parties to the PSA will be entitled to assume that the identity of the Directing Certificateholder has not changed until such parties receive written notice of a replacement of the Directing Certificateholder from a party holding the

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requisite interest in the Controlling Class, or the resignation of the then-current Directing Certificateholder.][DEFINITION OF DIRECTING CERTIFICATEHOLDER MAY BE MODIFIED.]

The initial Directing Certificateholder is expected to be [NAME OF DIRECTING CERTIFICATEHOLDER] or another affiliate of [NAME OF B-PIECE BUYER].

The “Loan-Specific Directing Holder” means, with respect to the [_____] Whole Loan, the “controlling holder”, the “directing certificateholder”, the “directing holder”, “directing lender” or any analogous concept under the related Intercreditor Agreement. [Prior to the applicable Servicing Shift Securitization Date, the “Loan-Specific Directing Holder” with respect to the related Servicing Shift Whole Loan will be the holder of the related Control Note, which is [_____] (or an affiliate). On or after the applicable Servicing Shift Securitization Date, there will be no Loan-Specific Directing Holder under the PSA with respect to the related Servicing Shift Whole Loan.]

A “Controlling Class Certificateholder” is each holder (or Certificate Owner, if applicable) of a certificate of the Controlling Class as determined by the certificate registrar from time to time, upon request by any party to the PSA.

The “Controlling Class” will be, as of any time of determination, the most subordinate class of Control Eligible Certificates then-outstanding that has an aggregate Certificate Balance (as notionally reduced by any [Cumulative] Appraisal Reduction Amounts allocable to such class) at least equal to 25% of the initial Certificate Balance of that class. The Controlling Class as of the Closing Date will be [THE MOST SUBORDINATE CLASS AMONG CONTROL ELIGIBLE CERTIFICATES].

The “Control Eligible Certificates” will be any of the [SPECIFY SUBORDINATE CLASSES].

The master servicer, the special servicer, the operating advisor, the certificate administrator, the trustee or any certificateholder may request that the certificate registrar determine which class of certificates is the then-current Controlling Class and the certificate registrar must thereafter provide such information to the requesting party. The depositor, the trustee, the master servicer, the special servicer, the operating advisor and, for so long as no Consultation Termination Event has occurred, the Directing Certificateholder, may request that the certificate administrator provide, and the certificate administrator must so provide, a list of the holders (or Certificate Owners, if applicable) of the Controlling Class. The trustee, the certificate administrator, the master servicer, the special servicer and the operating advisor may each rely on any such list so provided.

In the event that no Directing Certificateholder has been appointed or identified to the master servicer or the special servicer, as applicable, and the master servicer or special servicer, as applicable, has attempted to obtain such information from the certificate administrator and no such entity has been identified to the master servicer or the special servicer, as applicable, then until such time as the new Directing Certificateholder is identified, the master servicer or the special servicer, as applicable, will have no duty to consult with, provide notice to, or seek the approval or consent of any such Directing Certificateholder as the case may be.

[THE MOST SENIOR CLASS AMONG CONTROL ELIGIBLE CLASS CERTIFICATES] certificateholders that are the Controlling Class Certificateholders may waive its rights as the Controlling Class Certificateholders as described in “—Control Termination Event, Consultation Termination Event and Operating Advisor Consultation Event” below.

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Major Decisions

Except as otherwise described under “—Control Termination Event, Consultation Termination Event and Operating Advisor Consultation Event” and “—Servicing Override” below and subject to the rights of the holder of the related Companion Loan (or in the case of an AB Whole Loan, the Loan Specific Directing Certificateholder) under the related Intercreditor Agreement as described under “—Rights of Holders of Companion Loans and Loan Specific Directing Certificateholder” below, (a) the master servicer will not be permitted to take any of the following actions unless it has obtained the consent of the special servicer and (b) prior to the occurrence and continuance of a Control Termination Event, the special servicer will not be permitted to take any of the following actions and the special servicer will not be permitted to consent to the master servicer’s taking any of the following actions, as to which the Directing Certificateholder has objected in writing within ten business days (or [thirty (30)] days with respect to clause (x) below) after receipt of the written analysis (provided that if such written objection has not been received by the special servicer within such ten-business-day (or [30]-day) period, the Directing Certificateholder will be deemed to have approved such action).

Each of the following, a “Major Decision”:

(i)                any proposed or actual foreclosure upon or comparable conversion (which may include acquisition of an REO Property) of the ownership of properties securing such of the Mortgage Loans [(other than the Non-Serviced Mortgage Loan)] or Serviced Whole Loans as come into and continue in default;

(ii)             any modification, consent to a modification or waiver of any monetary term (other than late fees and default interest) or material non-monetary term (including, without limitation, the timing of payments and acceptance of discounted payoffs) of a Mortgage Loan [(other than the Non-Serviced Mortgage Loan)] or Serviced Whole Loan or any extension of the maturity date of such Mortgage Loan;

(iii)          any sale of a Defaulted Loan [(that is not the Non-Serviced Mortgage Loan)] or REO Property (other than in connection with the termination of the issuing entity as described under “Pooling and Servicing Agreement—Termination; Retirement of Certificates”) [or a Defaulted Loan that is the Non-Serviced Mortgage Loan that the special servicer is permitted to sell in accordance with the PSA], in each case for less than the applicable Purchase Price;

(iv)           any determination to bring an REO Property into compliance with applicable environmental laws or to otherwise address hazardous material located at an REO Property;

(v)              requests for property releases or substitutions, other than (i) grants of easements or rights of way that do not materially affect the use or value of a Mortgaged Property or the borrower’s ability to make any payments with respect to a Mortgage Loan [(other than the Non-Serviced Mortgage Loan)] or any Serviced Whole Loan, (ii) release of non-material parcels of a Mortgaged Property (including, without limitation, any such releases (A) to which the related Mortgage Loan documents expressly require the mortgagee thereunder to make such releases upon the satisfaction of certain conditions (and the conditions to the release that are set forth in the related Mortgage Loan documents do not include the approval of the lender or the exercise of lender discretion (other than confirming the satisfaction of the other conditions to the release set forth in the related Mortgage Loan documents that do not include any other approval or exercise)) and such release is made as

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required by the related Mortgage Loan documents or (B) that are related to any condemnation action that is pending, or threatened in writing, and would affect a non-material portion of the Mortgaged Property), or (iii) the release of collateral securing any Mortgage Loan in connection with a defeasance of such collateral;

(vi)           any waiver of a “due-on-sale” or “due-on-encumbrance” clause with respect to a Mortgage Loan (other than the Non-Serviced Mortgage Loan) or a Serviced Whole Loan or any consent to such a waiver or consent to a transfer of the Mortgaged Property or interests in the borrower or consent to the incurrence of additional debt, other than any such transfer or incurrence of debt as may be effected without the consent of the lender under the related loan agreement;

(vii)        any property management company changes (with respect to a Mortgage Loan with a principal balance greater than $[2,500,000]) or franchise changes (with respect to a Mortgage Loan (other than the Non-Serviced Mortgage Loan) or Serviced Whole Loan for which the lender is required to consent or approve under the Mortgage Loan documents);

(viii)     releases of any material amounts from any escrows, reserve accounts or letters of credit held as performance escrows or reserves, other than those required pursuant to the specific terms of the related Mortgage Loan (other than the Non-Serviced Mortgage Loan) or a Serviced Whole Loan and for which there is no lender discretion;

(ix)         any acceptance of an assumption agreement or any other agreement permitting a transfer of interests in a borrower or guarantor releasing a borrower or guarantor from liability under a Mortgage Loan (other than the Non-Serviced Mortgage Loan) or Serviced Whole Loan other than pursuant to the specific terms of such Mortgage Loan or Serviced Whole Loan and for which there is no lender discretion;

(x)            any determination of an Acceptable Insurance Default;

(xi)         [any exercise of a material remedy with respect to a Mortgage Loan (other than the Non-Serviced Mortgage Loan) or a Serviced Whole Loan following a default or event of default of such Mortgage Loan or Serviced Whole Loan];

(xii)      any modification, consent to a modification or waiver of any material term of any intercreditor or similar agreement related to a Mortgage Loan, or any action to enforce rights with respect to the Mortgage Loan; and

(xiii)   any consent to incurrence of additional debt by a borrower or mezzanine debt by a direct or indirect parent of a borrower, to the extent the mortgagee’s approval is required under the related Mortgage Loan documents; [LIST OF MAJOR DECISION MAY BE MODIFIED].

Asset Status Report

With respect to any Mortgage Loan other than an Excluded Loan, so long as a Control Termination Event has not occurred and is not continuing, the Directing Certificateholder will have the right to disapprove the Asset Status Report prepared by the special servicer with respect to a Specially Serviced Loan. If a Consultation Termination Event has occurred, the Directing Certificateholder will have no right to consult with the special servicer with respect to the Asset Status Reports. See “—Asset Status Report” above.

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Notwithstanding the foregoing, with respect to a Subordinate Companion Loan and prior to the occurrence and continuance of an AB Control Appraisal Period, the special servicer will prepare an Asset Status Report for the related AB Whole Loan within 60 days after it becomes a Specially Serviced Loan in accordance with the terms of the PSA and any applicable provisions of the related intercreditor agreement and the Directing Certificateholder will have no approval rights over any such Asset Status Report.

Replacement of Special Servicer

With respect to any Mortgage Loan other than an Excluded Loan, so long as a Control Termination Event has not occurred and is not continuing, the Directing Certificateholder will have the right to replace the special servicer with or without cause as described under “—Replacement of Special Servicer Without Cause” and “—Termination of Master Servicer and Special Servicer for Cause—Servicer Termination Events” below.

Control Termination Event, Consultation Termination Event and Operating Advisor Consultation Event

With respect to any Mortgage Loan (other than a Non-Serviced Mortgage Loan or an Excluded Loan) or Serviced Whole Loan, if a Control Termination Event has occurred and is continuing, but for so long as no Consultation Termination Event has occurred, the special servicer will not be required to obtain the consent of the Directing Certificateholder with respect to any of the Major Decisions or Asset Status Reports, but will be required to consult with the Directing Certificateholder in connection with any Major Decision or Asset Status Report (or any other matter for which the consent of the Directing Certificateholder would have been required or for which the Directing Certificateholder would have the right to direct the master servicer or the special servicer if no Control Termination Event had occurred and was continuing) and to consider alternative actions recommended by the Directing Certificateholder in respect of such Major Decision or Asset Status Report (or such other matter). Such consultation will not be binding on the special servicer. In the event the special servicer receives no response from the Directing Certificateholder within 10 business days following its written request for input on any required consultation, the special servicer will not be obligated to consult with the Directing Certificateholder on the specific matter; provided, however, that the failure of the Directing Certificateholder to respond will not relieve the special servicer from consulting with the Directing Certificateholder on any future matters with respect to the applicable Mortgage Loan or Serviced Whole Loan or any other Mortgage Loan. With respect to any Excluded Special Servicer Loan (that is not also an Excluded Loan), if any, the Directing Certificateholder (prior to the occurrence and continuance of a Control Termination Event) will be required to select an Excluded Special Servicer with respect to such Excluded Special Servicer Loan, and will be entitled to replace such Excluded Special Servicer at any time with or without cause. After the occurrence and during the continuance of a Control Termination Event or if at any time the applicable Excluded Special Servicer Loan is also an Excluded Loan, the resigning special servicer will be required to use reasonable efforts to select the related Excluded Special Servicer. The resigning special servicer will not have any liability for the identity or actions of the newly appointed Excluded Special Servicer, and absent negligence, willful misconduct or bad faith on the part of such resigning special servicer, such resigning special servicer and its directors, members, managers, officers, employees and agents will be entitled to indemnification under the PSA. See “—Limitation on Liability; Indemnification” in this prospectus.

[INCLUDE FOR TRANSACTIONS THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THE PURCHASE OF AN ELIGIBLE HORIZONTAL RESIDUAL INTEREST BY A THIRD PARTY PURCHASER] [Prior to an Operating Advisor Consultation Event (whether or not a

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Control Termination is continuing), the special servicer will be required to provide each Major Decision Reporting Package to the operating advisor promptly after the special servicer received the Directing Certificateholder’s approval or deemed approval to such Major Decision Reporting Package (each such approved (or deemed approved) Major Decision Reporting Package, a “Final Major Decision Reporting Package”) and, after the occurrence and during the continuance of an Operating Advisor Consultation Event (whether or not a Control Termination Event is continuing), the special servicer will be required to provide each Major Decision Reporting Package to the operating advisor simultaneously with the special servicer’s written request for the operating advisor’s input regarding the Major Decision Reporting Package; provided, however, that with respect to any non-Specially Serviced Loan no Major Decision Reporting Package will be required to be delivered prior to the occurrence and continuance of an Operating Advisor Consultation Event. With respect to any particular Major Decision and/or related Major Decision Reporting Package or any Asset Status Report required to be delivered by the special servicer to the operating advisor, the special servicer will be required to make available to the operating advisor a servicing officer with the relevant knowledge regarding any Mortgage Loan and such Major Decision and/or Asset Status Report in order to address reasonable questions that the operating advisor may have relating to, among other things, such Major Decision and/or Asset Status Report.]

In addition, if a [Control Termination Event] [Operating Advisor Consultation Event—INCLUDE FOR TRANSACTIONS THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THE PURCHASE OF AN ELIGIBLE HORIZONTAL RESIDUAL INTEREST BY A THIRD PARTY PURCHASER] has occurred and is continuing, the special servicer will also be required to consult with the operating advisor in connection with any Major Decision as to which it has delivered to the operating advisor a Major Decision Reporting Package (and such other matters that are subject to consultation rights of the operating advisor pursuant to the PSA) and to consider alternative actions recommended by the operating advisor in respect of such Major Decision; provided that such consultation is on a non-binding basis. In the event the special servicer receives no response from the operating advisor within 10 business days following the later of (i) its written request for input on any required consultation (which request is required to include the related Major Decision Reporting Package) and (ii) delivery of all such additional information reasonably requested by the operating advisor related to the subject matter of such consultation, the special servicer will not be obligated to consult with the operating advisor on the specific matter; provided, however, that the failure of the operating advisor to respond will not relieve the special servicer from consulting with the operating advisor on any future matters with respect to the applicable Mortgage Loan or Serviced Whole Loan or any other Mortgage Loan. Notwithstanding anything to the contrary contained in this prospectus, with respect to any Excluded Loan [(regardless of whether an Operating Advisor Consultation Event has occurred and is continuing)], the special servicer or the related Excluded Special Servicer, as applicable, will be required to consult with the operating advisor, on a non-binding basis, in connection with the related transactions involving proposed Major Decisions that it is processing or for which it must give its consent and consider alternative actions recommended by the operating advisor, in respect thereof, in accordance with the procedures set forth in the PSA for consulting with the operating advisor.

If a Consultation Termination Event has occurred, no class of certificates will act as the Controlling Class, and the Directing Certificateholder will have no consultation or consent rights under the PSA and will have no right to receive any notices, reports or information (other than notices, reports or information required to be delivered to all Certificateholders) or any other rights as Directing Certificateholder under the PSA. The special servicer will nonetheless be required to consult with only the operating advisor in connection with Major Decisions, asset status reports and other material special servicing actions to the extent set

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forth in the PSA, and no Controlling Class Certificateholder will be recognized or have any right to approve or be consulted with respect to asset status reports or material special servicer actions.

A “Control Termination Event” will occur when (i) the [THE MOST SENIOR CLASS AMONG CONTROL ELIGIBLE CERTIFICATES] certificates have a Certificate Balance (taking into account the application of any Appraisal Reduction Amounts to notionally reduce the Certificate Balance of such class) of less than 25% of the initial Certificate Balance of that class or [(ii) a holder of the [THE MOST SENIOR CLASS AMONG CONTROL ELIGIBLE CERTIFICATES] certificates is the majority Controlling Class Certificateholder and has irrevocably waived its right, in writing, to exercise any of the rights of the Controlling Class Certificateholder and such rights have not been reinstated to a successor controlling class certificateholder as described below.]

A “Consultation Termination Event” will occur when (i) there is no class of Control Eligible Certificates that has a then-outstanding Certificate Balance at least equal to 25% of the initial Certificate Balance of that class, in each case, without regard to the application of any Appraisal Reduction Amounts; or (ii) a holder of the [THE MOST SENIOR CLASS AMONG THE CONTROL ELIGIBLE CERTIFICATES] is the majority Controlling Class Certificateholder and has irrevocably waived its right, in writing, to exercise any of the rights of the Controlling Class Certificateholder and such rights have not been reinstated to a successor controlling class certificateholder pursuant to the terms of the PSA; provided that no Consultation Termination Event resulting solely from the operation of clause (ii) will be deemed to have existed or be in continuance with respect to a successor holder of [THE MOST SENIOR CLASS AMONG THE CONTROL ELIGIBLE CERTIFICATES] that has not irrevocably waived its right to exercise any of the rights of the Controlling Class Certificateholder.

[An “Operating Advisor Consultation Event” will occur when the Certificate Balances of the Class [ ], Class [ ] and Class [ ] certificates in the aggregate (taking into account the application of any Cumulative Appraisal Reduction Amounts to notionally reduce the Certificate Balances of such classes) is 25% or less of the initial Certificate Balances of such classes in the aggregate.]

At any time that the Controlling Class Certificateholder is the holder of a majority of the [THE MOST SENIOR CLASS AMONG THE CONTROL ELIGIBLE CERTIFICATES] certificates and the [THE MOST SENIOR CLASS AMONG THE CONTROL ELIGIBLE CERTIFICATES] certificates are the Controlling Class, it may waive its right (a) to appoint the Directing Certificateholder and (b) to exercise any of the Directing Certificateholder’s rights set forth in the PSA by irrevocable written notice delivered to the depositor, certificate administrator, master servicer, special servicer and operating advisor. During such time, the special servicer will be required to consult with only the operating advisor in connection with asset status reports and material special servicing actions to the extent set forth in the PSA, and no Controlling Class Certificateholder will be recognized or have any right to replace the special servicer or approve or be consulted with respect to asset status reports or material special servicer actions. Any such waiver will remain effective until such time as the Controlling Class Certificateholder sells or transfers all or a portion of its interest in the certificates to an unaffiliated third party if such unaffiliated third party then holds the majority of the Controlling Class after giving effect to such transfer. Following any such sale or transfer of [THE MOST SENIOR CLASS AMONG THE CONTROL ELIGIBLE CERTIFICATES], the successor Class [THE MOST SENIOR CLASS AMONG THE CONTROL ELIGIBLE CERTIFICATES] Certificateholder that is the Controlling Class Certificateholder will be reinstated as, and will again have the rights of, the Controlling Class Certificateholder without regard to any prior waiver by the predecessor certificateholder that was the Controlling Class Certificateholder.

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The successor [THE MOST SENIOR CLASS AMONG THE CONTROL ELIGIBLE CERTIFICATES]certificateholder that is the Controlling Class Certificateholder will also have the right to irrevocably waive its right to appoint the Directing Certificateholder and to exercise any of the rights of the Controlling Class Certificateholder. In the event of any transfer of the [THE MOST SENIOR CLASS AMONG THE CONTROL ELIGIBLE CERTIFICATES] by a Controlling Class Certificateholder that had irrevocably waived its rights as described in this paragraph, the successor Controlling Class Certificateholder that purchased such [THE MOST SENIOR CLASS AMONG THE CONTROL ELIGIBLE CERTIFICATES], even if it does not waive its rights as described in the preceding sentence, will not have any consent rights with respect to any Mortgage Loan that became a Specially Serviced Loan prior to such successor Controlling Class Certificateholder’s purchase of [THE MOST SENIOR CLASS AMONG THE CONTROL ELIGIBLE CERTIFICATES] and had not become a Corrected Loan prior to such purchase until such Mortgage Loan becomes a Corrected Loan.]

For a description of certain restrictions on any modification, waiver or amendment to the Mortgage Loan documents, see “—Modifications, Waivers and Amendments” above.

Servicing Override

In the event that the master servicer or the special servicer, as applicable, determines that immediate action with respect to any Major Decision (or any other matter requiring consent of the Directing Certificateholder with respect to any Mortgage Loan other than an Excluded Loan, prior to the occurrence and continuance of a Control Termination Event in the PSA (or any matter requiring consultation with the Directing Certificateholder or the operating advisor)) is necessary to protect the interests of the Certificateholders (and, with respect to a Serviced Whole Loan, the interest of the Certificateholders and the holders of the related Serviced Companion Loan), as a collective whole (taking into account the subordinate or pari passu nature of any Companion Loans), the master servicer or the special servicer, as the case may be, may take any such action without waiting for the Directing Certificateholder’s or the holder of the controlling Subordinate Companion Loan’s response (or without waiting to consult with the Directing Certificateholder or the operating advisor, as the case may be); provided that the special servicer or master servicer, as applicable provides the Directing Certificateholder (or the operating advisor, if applicable) with prompt written notice following such action including a reasonably detailed explanation of the basis for such action.

[Similarly, in the event that the master servicer or the special servicer, as applicable, determines that immediate action with respect to any AB Major Decision (or any other matter requiring consent of the Loan Specific Directing Certificateholder prior to the occurrence and continuance of a AB Control Appraisal Period (or any matter requiring consultation with the Loan Specific Directing Certificateholder)) is necessary to protect the interests of the Certificateholders, as a collective whole (taking into account the subordinate nature of the related Subordinate Companion Loan), the master servicer or the special servicer, as the case may be, may take any such action without waiting for the Loan Specific Directing Certificateholder’s response [(or without waiting to consult with the Loan Specific Directing Certificateholder)]; provided that the special servicer or master servicer, as applicable provides the Loan Specific Directing Certificateholder (or the operating advisor, if applicable) with prompt written notice following such action including a reasonably detailed explanation of the basis for such action.]

In addition, neither the master servicer nor the special servicer (i) will be required to take or refrain from taking any action pursuant to instructions or objections from the Directing Certificateholder or the Loan Specific Directing Certificateholder or (ii) may follow any advice or consultation provided by the Directing Certificateholder or the holder of a

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Serviced Pari Passu Companion Loan (or its representative) that would (1) cause it to violate any applicable law, the related Mortgage Loan documents, any related Intercreditor Agreement, the PSA, including the Servicing Standard, or the REMIC provisions, (2) expose the master servicer, the special servicer, the certificate administrator, the operating advisor, the asset representations reviewer, the issuing entity or the trustee to liability, (3) materially expand the scope of responsibilities of the master servicer or the special servicer, as applicable, under the PSA or (4) cause the master servicer or the special servicer, as applicable, to act, or fail to act, in a manner which in the reasonable judgment of the master servicer or the special servicer, as applicable, is not in the best interests of the Certificateholders (and, with respect to a Serviced Whole Loan, subject to the rights of the holders of the related Companion Loan, as described under “Description of the Mortgage Pool—The Whole Loans”).

Rights of Holders of Companion Loans and Loan Specific Directing Certificateholder

With respect to the Non-Serviced Whole Loan, the Directing Certificateholder will not be entitled to exercise the rights described above, but such rights, or rights substantially similar to those rights, will be exercisable by [the Non-Serviced Directing Certificateholder]. The issuing entity, as the holder of the Non-Serviced Mortgage Loan, has consultation rights with respect to certain major decisions relating to the Non-Serviced Whole Loan, and so long as a Control Termination Event has not occurred and is not continuing, the Directing Certificateholder will be entitled to exercise such consultation rights of the issuing entity pursuant to the terms of the related Intercreditor Agreement. [In addition, so long as a Control Termination Event has not occurred and is not continuing, the Directing Certificateholder may have [certain consent rights] in connection with a sale of the Non-Serviced Whole Loan that has become a Defaulted Loan under certain circumstances described under “—Sale of Defaulted Loans and REO Properties”.] See also “Description of the Mortgage Pool—The Whole Loans—The Non-Serviced Whole Loan” and “Pooling and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan”.

With respect to a Serviced Pari Passu Mortgage Loan that is subject to a Pari Passu Companion Loan, the holder of the Pari Passu Companion Loan has consultation rights with respect to certain major decisions. See “Description of the Mortgage Pool—The Whole Loans—The Serviced Pari Passu Whole Loan”.

With respect to an AB Whole Loan, prior to the occurrence of an AB Control Appraisal Period with respect to the related Subordinate Companion Loan, the Directing Certificateholder will not be entitled to exercise the above described rights, and those rights will be held by the Subordinate Companion Loan holder (or Loan Specific Directing Certificateholder in the case of the Trust Subordinate Companion Loan) in accordance with the PSA and the related Intercreditor Agreement. Prior to the occurrence and continuance of an AB Control Appraisal Period, the consent of the Subordinate Companion Loan holder (or Loan Specific Directing Certificateholder in the case of the Trust Subordinate Companion Loan) is required to be obtained by the special servicer for any AB Major Decision (rather than any Major Decision). However, during an AB Control Appraisal Period with respect to an AB Whole Loan, the Directing Certificateholder will have the same rights (including the rights described above) with respect to an AB Whole Loan as it does for the other Mortgage Loans in the issuing entity. See “Description of the Mortgage Pool—The Whole Loans—The Serviced AB Whole Loan”.

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Limitation on Liability of Directing Certificateholder

The Directing Certificateholder will not be liable to the issuing entity or the Certificateholders for any action taken, or for refraining from the taking of any action, or for errors in judgment. However, the Directing Certificateholder will not be protected against any liability to the Controlling Class Certificateholders that would otherwise be imposed by reason of willful misconduct, bad faith or negligence in the performance of duties or by reason of reckless disregard of obligations or duties owed to the Controlling Class Certificateholders.

Each Certificateholder will acknowledge and agree, by its acceptance of its certificates, that the Directing Certificateholder:

(a)  may have special relationships and interests that conflict with those of holders of one or more classes of certificates;

(b)  may act solely in the interests of the holders of the Controlling Class;

(c)  does not have any liability or duties to the holders of any class of certificates other than the Controlling Class;

(d)  may take actions that favor the interests of the holders of the Controlling Class over the interests of the holders of one or more other classes of certificates; and

(e)  will have no liability whatsoever (other than to a Controlling Class Certificateholder) for having so acted as set forth in (a) – (d) above, and no Certificateholder may take any action whatsoever against the Directing Certificateholder or any director, officer, employee, agent or principal of the Directing Certificateholder for having so acted.

The taking of, or refraining from taking, any action by the master servicer or the special servicer in accordance with the direction of or approval of the Directing Certificateholder, which does not violate the terms of any Mortgage Loan, any law or the accepted servicing practices or the provisions of the PSA or the related Intercreditor Agreement, will not result in any liability on the part of the master servicer or the special servicer.

Each certificateholder will acknowledge and agree, by its acceptance of its certificates, that the Loan Specific Directing Certificateholder and the holders of the Non-Serviced Companion Loan or their respective designees (e.g. the Non-Serviced Directing Certificateholder under the Non-Serviced PSA) will have limitations on liability with respect to actions taken in connection with the related Mortgage Loan similar to the limitations of the Directing Certificateholder described above pursuant to the terms of the related Intercreditor Agreement and the Non-Serviced PSA. See “Description of the Mortgage Pool—The Whole Loans—The Non-Serviced Whole Loan”.

[Risk Retention Consultation Party

The “Risk Retention Consultation Party” will be the party selected by the holders of more than 50% of the [Class VRR certificates][VRR Interest]. [__] is expected to be appointed as the initial Risk Retention Consultation Party.

Notwithstanding anything to the contrary in this prospectus, if a Mortgage Loan (other than a Mortgage Loan with respect to which the Risk Retention Consultation Party or the holder of more than 50% of the [Class VRR certificates][VRR Interest] is a Borrower Party) becomes a Specially Serviced Loan, the Risk Retention Consultation Party will have non-

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binding consultation rights in respect of any action by the special servicer constituting a Major Decision, and the special servicer, prior to taking any such action, will be required to consult with the Risk Retention Consultation Party.

In addition, during the continuance of a Consultation Termination Event, with respect to any Mortgage Loan (other than a Mortgage Loan with respect to which the Risk Retention Consultation Party or the holder of more than 50% of the [Class VRR certificates][VRR Interest] is a Borrower Party), the Risk Retention Consultation Party will have non-binding consultation rights in respect of any action by the master servicer or the special servicer constituting a Major Decision and the master servicer or the special servicer, as applicable, prior to taking any such action, will be required to consult with the Risk Retention Consultation Party.

In the event the master servicer or the special servicer, as applicable, receives no response from the Risk Retention Consultation Party within 10 days following the later of (i) the master servicer’s or the special servicer’s, as applicable, written request for input on any requested consultation and (ii) delivery of all such additional information reasonably requested by the Risk Retention Consultation Party related to the subject matter of such consultation, the master servicer or the special servicer, as applicable, will not be obligated to consult with the Risk Retention Consultation Party solely with respect to the specific matter.]

[Limitation on Liability of the Risk Retention Consultation Party

The Risk Retention Consultation Party will not be liable to the issuing entity or the Certificateholders for any action taken, or for refraining from the taking of any action, or for errors in judgment. However, the Risk Retention Consultation Party will not be protected against any liability to the holders of the [Class VRR certificates][VRR Interest] that would otherwise be imposed by reason of willful misconduct, bad faith or gross negligence in the performance of its duties or by reason of reckless disregard of obligations or duties owed to the holders of the [Class VRR certificates][VRR Interest].

Each Certificateholder will acknowledge and agree, by its acceptance of its Certificates, that the Risk Retention Consultation Party:

(a)  may have special relationships and interests that conflict with those of holders of one or more classes of certificates other than the holders of the [Class VRR certificates][VRR Interest];

(b)  may act solely in the interests of the holders of the [Class VRR Certificates][VRR Interest];

(c)  does not have any liability or duties to the holders of any Class of Certificates or other than the holders of the [Class VRR certificates][VRR Interest];

(d)  may take actions that favor the interests of the holders of the [Class VRR certificates][VRR Interest], over the interests of the holders of one or more other Classes of certificates; and

(e)  will have no liability whatsoever (other than to the holders of the [Class VRR certificates][VRR Interest]) for having so acted as set forth in (a) – (d) above, and no Certificateholder may take any action whatsoever against the Risk Retention Consultation Party or any director, officer, employee, agent or principal of the Risk Retention Consultation Party for having so acted.

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The taking of, or refraining from taking, any action by the Master Servicer or the Special Servicer in accordance with the recommendation of the Risk Retention Consultation Party, which does not violate the terms of the Mortgage Loan, any law, Accepted Servicing Practices or the provisions of the Pooling and Servicing Agreement, will not result in any liability on the part of the Master Servicer or Special Servicer.] [MAY BE INCLUDED IN DEALS WHERE THE SPONSOR SATISFIES ALL OR PART OF ITS RISK RETENTION OBLIGATIONS THROUGH RETENTION OF A VERTICAL INTEREST]

The Operating Advisor

General

The operating advisor will act solely as a contracting party to the extent, and in accordance with the Operating Advisor Standard, and will have no fiduciary duty to any party. The operating advisor’s duties will be limited to its specific duties under the PSA, and the operating advisor will have no duty or liability to any particular class of certificates or any Certificateholder. The operating advisor is not the special servicer or a sub-servicer and will not be charged with changing the outcome on any particular Specially Serviced Loan. Potential investors should be aware that there could be multiple strategies to resolve any Specially Serviced Loan and that the goal of the operating advisor’s participation is to provide additional oversight with respect to the special servicer’s compliance with the Servicing Standard in making its determinations as to which strategy to execute.

Potential investors should note that the operating advisor is not an “advisor” for any purpose other than as specifically set forth in the PSA and is not an advisor to any person, including without limitation any Certificateholder. For the avoidance of doubt, the operating advisor is not an “investment adviser” within the meaning of the Investment Advisers Act of 1940, as amended. See “Risk Factors—Other Risks Relating to the Certificates—Your Lack of Control Over the Issuing Entity and the Mortgage Loans Could Adversely Affect Impact Your Investment”.

Notwithstanding the foregoing, the operating advisor will generally have no obligations or consultation rights under the PSA for this transaction with respect to the Non-Serviced Whole Loan (each of which will be serviced pursuant to the Non-Serviced PSA) or any related REO Properties. However, [NAME OF OPERATING ADVISOR] is also the operating advisor under the [NAME OF NON-SERVICED PSA] and, in that capacity, will have certain obligations and consultation rights with respect to the Non-Serviced Special Servicer pursuant to the [NAME OF NON-SERVICED PSA], that are substantially similar to those of the operating advisor under the PSA. See “—Servicing of the Non-Serviced Mortgage Loan” below.

[THE FOLLOWING SECTIONS ARE APPLICABLE TO OFFERINGS OTHER THAN OFFERINGS THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THE PURCHASE OF AN ELIGIBLE HORIZONTAL RESIDUAL INTEREST BY A THIRD PARTY PURCHASER]:

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[Duties of Operating Advisor While No Control Termination Event Has Occurred and Is Continuing

With respect to each Mortgage Loan (other than the Non-Serviced Mortgage Loan) or Serviced Whole Loan, unless a Control Termination Event has occurred and is continuing, the operating advisor’s obligations will be limited to the following, and generally will not involve an assessment of specific actions of the special servicer:

(a)  promptly reviewing information available to Privileged Persons on the certificate administrator’s website that is relevant to the operating advisor’s obligations under the PSA;

(b)  promptly reviewing each Final Asset Status Report; and

(c)  reviewing any Appraisal Reduction Amount and net present value calculations used in the special servicer’s determination of what course of action to take in connection with the workout or liquidation of a Specially Serviced Loan (after they have been finalized); however the operating advisor may not opine on, or otherwise call into question, such Appraisal Reduction Amount calculations and/or net present value calculations (except that if the operating advisor discovers a mathematical error contained in such calculations, then the operating advisor will be required to notify the special servicer and the Directing Certificateholder of such error).

The operating advisor will have no specific involvement with respect to collateral substitutions, assignments, workouts, modifications, consents, waivers, insurance policies, borrower substitutions, lease changes and other similar actions that the special servicer may perform under the PSA and will have no obligations with respect to the Non-Serviced Mortgage Loan.

The operating advisor’s review of information (other than a Final Asset Status Report and information accompanying such report) or interaction with the special servicer related to any specific Specially Serviced Loan is only to provide background information to support the operating advisor’s duties following a servicing transfer, if needed, or to allow more meaningful interaction with the special servicer.

A “Final Asset Status Report”, with respect to any Specially Serviced Loan, means each related Asset Status Report, together with such other data or supporting information provided by the special servicer to the Directing Certificateholder which does not include any communication (other than the related Asset Status Report) between the special servicer and Directing Certificateholder with respect to such Specially Serviced Loan; provided that, so long as a Control Termination Event has not occurred and is not continuing, no Asset Status Report will be considered to be a Final Asset Status Report unless the Directing Certificateholder, has either finally approved of and consented to the actions proposed to be taken in connection therewith, or has exhausted all of its rights of approval or consent or has been deemed to have approved or consented to such action or the Asset Status Report is otherwise implemented by the special servicer in accordance with the terms of the PSA.]

Duties of Operating Advisor While a Control Termination Event Has Occurred and Is Continuing

With respect to each Mortgage Loan (other than the Non-Serviced Mortgage Loan) or Serviced Whole Loan, while a Control Termination Event has occurred and is continuing [(or, with respect to an AB Whole Loan, after the occurrence and during the continuance of both

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a Control Termination Event and an AB Control Appraisal Period)], the operating advisor’s obligations will consist of the following:

(a)  the operating advisor will be required to consult (on a non-binding basis) with the special servicer in respect of the Asset Status Reports [in accordance with the Operating Advisor Standard], as described under “—Asset Status Report”;

(b)  the operating advisor will be required to consult (on a non-binding basis) with the special servicer [in accordance with the Operating Advisor Standard] with respect to Major Decisions as described under “—The Directing Certificateholder—Major Decisions”;

(c)  the operating advisor will be required to prepare an annual report (if any Mortgage Loan (other than the Non-Serviced Mortgage Loan) or Serviced Whole Loan was a Specially Serviced Loan during the prior calendar year) in the form attached to this prospectus as Annex C to be provided to the trustee, the master servicer, the Rating Agencies, the certificate administrator (and made available through the certificate administrator’s website) and the 17g-5 Information Provider (and made available through the 17g-5 Information Provider’s website) in accordance with the Operating Advisor Standard, as described below under “—Annual Report”; and

(d)  the operating advisor will be required to promptly recalculate and verify the accuracy of the mathematical calculations and the corresponding application of the non-discretionary portion of the applicable formulas required to be utilized in connection with: (1) any Appraisal Reduction Amount or (2) net present value calculations used in the special servicer’s determination of what course of action to take in connection with the workout or liquidation of a Specially Serviced Loan prior to utilization by the special servicer.

In connection with the performance of the duties described in clause (d) above:

(i)                after the calculation but prior to the utilization by the special servicer, the special servicer will be required to deliver the foregoing calculations together with information and support materials (including such additional information reasonably requested by the operating advisor to confirm the mathematical accuracy of such calculations, but not including any Privileged Information) to the operating advisor;

(ii)             if the operating advisor does not agree with the mathematical calculations or the application of the applicable non-discretionary portions of the formula required to be utilized for such calculation, the operating advisor and special servicer will be required to consult with each other in order to resolve any inaccuracy in the mathematical calculations or the application of the non-discretionary portions of the related formula in arriving at those mathematical calculations or any disagreement; and

(iii)           if the operating advisor and special servicer are not able to resolve such matters, the operating advisor will be required to promptly notify the certificate administrator and the certificate administrator will be required to examine the calculations and supporting materials provided by the special servicer and the operating advisor and determine which calculation is to apply.

[The “Operating Advisor Standard” means the requirement that the operating advisor must act solely on behalf of the issuing entity and in the best interest of, and for the benefit of, the Certificateholders and, with respect to any Serviced Whole Loan for the benefit of the holders of the related Companion Loan (as a collective whole as if such Certificateholders

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and Companion Loan Holders constituted a single lender), and not to holders of any particular class of certificates (as determined by the operating advisor in the exercise of its good faith and reasonable judgment), but without regard to any conflict of interest arising from any relationship that the operating advisor or any of its affiliates may have with any of the underlying borrowers, any sponsor, the mortgage loan seller, the depositor, the master servicer, the special servicer, the asset representations reviewer, the Directing Certificateholder, or any of their affiliates.]

Annual Report. After the occurrence and during the continuance of a Control Termination Event, based on the operating advisor’s review of any Assessment of Compliance report, Attestation Report, Asset Status Report and other information (other than any communications between the Directing Certificateholder and the special servicer that would be Privileged Information) delivered to the operating advisor by the special servicer, including each Asset Status Report delivered during the prior calendar year, the operating advisor will (if any Mortgage Loans were Specially Serviced Loans in the prior calendar year) prepare an annual report in the form attached to this prospectus as Annex C to be provided to the 17g-5 Information Provider (and made available through the 17g-5 Information Provider’s website) and the certificate administrator for the benefit of the Certificateholders (and made available through the certificate administrator’s website) within 120 days of the end of the prior calendar year for which a Control Termination Event was continuing as of December 31 and setting forth its assessment of the special servicer’s performance of its duties under the PSA during the prior calendar year on a “platform-level basis” with respect to the resolution and liquidation of Specially Serviced Loans that the special servicer is responsible for servicing under the PSA; provided, however, that in the event the special servicer is replaced, the operating advisor’s annual report will only relate to the entity that was acting as special servicer as of December 31 in the prior calendar year and is continuing in such capacity through the date of such annual report. Only as used in connection with the operating advisor’s annual report, the term “platform-level basis” refers to the special servicer’s performance of its duties as they relate to the resolution and liquidation of Specially Serviced Loans, taking into account the special servicer’s specific duties under the PSA as well as the extent to which those duties were performed in accordance with the Servicing Standard, with reasonable consideration by the operating advisor of any Assessment of Compliance report, Attestation Report, Asset Status Report and other information delivered to the operating advisor by the special servicer (other than any communications between the Directing Certificateholder and the special servicer that would be Privileged Information) pursuant to the PSA.

[Notwithstanding the foregoing, with respect to an AB Whole Loan, no annual report prepared by the operating advisor will be permitted to include an analysis of the special servicer’s performance in respect of an AB Whole Loan until after the occurrence and continuance of a related AB Control Appraisal Period under the related Intercreditor Agreement.]

The special servicer must be given an opportunity to review any annual report produced by the operating advisor at least five (5) business days prior to its delivery to the certificate administrator and the 17g-5 Information Provider; provided that the operating advisor will have no obligation to adopt any comments to such annual report that are provided by the special servicer.

In each annual report, the operating advisor will identify any material deviations (i) from the Servicing Standard and (ii) from the special servicer’s obligations under the PSA with respect to the resolution or liquidation of Specially Serviced Loans or REO Properties that the special servicer is responsible for servicing under the PSA (other than with respect to any REO Property related to the Non-Serviced Mortgage Loan) based on the limited review

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required in the PSA. Each annual report will be required to comply with the confidentiality requirements, subject to certain exceptions, each as described in this prospectus and as provided in the PSA regarding Privileged Information.

Recommendation of the Replacement of the Special Servicer

After the occurrence of a Consultation Termination Event, if the operating advisor determines that the special servicer is not performing its duties as required under the PSA or is otherwise not acting in accordance with the Servicing Standard, the operating advisor may recommend the replacement of the special servicer in the manner described in “—Replacement of Special Servicer Without Cause”.]

[INCLUDE FOR TRANSACTIONS THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THE PURCHASE OF AN ELIGIBLE HORIZONTAL RESIDUAL INTEREST BY A THIRD PARTY PURCHASER]

[Duties of Operating Advisor at All Times

With respect to each Mortgage Loan (other than any Non-Serviced Mortgage Loan) and Serviced Whole Loan, the operating advisor’s obligations will generally consist of the following:

(a)  reviewing the actions of the special servicer with respect to any Specially Serviced Loan to the extent described in this prospectus and required under the PSA;

(b)  promptly reviewing (i) all reports by the special servicer made available to Privileged Persons on the certificate administrator’s website, and (ii) each Final Asset Status Report;

(c)  recalculating and reviewing for accuracy and consistency with the PSA, mathematical calculations and the corresponding application of the non-discretionary portion of the applicable formulas required to be utilized in connection with net present value calculations used in the special servicer’s determination of what course of action to take in connection with the workout or liquidation of a Specially Serviced Loan, as described below; and

(d)  preparing an annual report (if any Mortgage Loan was a Specially Serviced Loan at any time during the prior calendar year or if an Operating Advisor Consultation Event occurred during the prior calendar year) in the form attached to this prospectus as Annex C to be provided to the trustee, the master servicer, the special servicer, the Rating Agencies, the certificate administrator (and made available through the certificate administrator’s website) and the 17g-5 Information Provider (and made available through the 17g-5 Information Provider’s website), in accordance with the Operating Advisor Standard, as described below under “—Annual Report”.

In connection with the performance of the duties described in clause (c) above:

(i)                after the calculation has been finalized (and if an Operating Advisor Consultation Event has occurred and is continuing, prior to the utilization by the special servicer), the special servicer will be required to deliver the foregoing calculations together with information and support materials (including such additional information reasonably requested by the operating advisor to confirm the mathematical accuracy of such calculations, but not including any Privileged Information) to the operating advisor;

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(ii)             if the operating advisor does not agree with the mathematical calculations or the application of the applicable non-discretionary portions of the formula required to be utilized for such calculation, the operating advisor and special servicer will be required to consult with each other in order to resolve any material inaccuracy in the mathematical calculations or the application of the non-discretionary portions of the related formula in arriving at those mathematical calculations or any disagreement; and

(iii)          if the operating advisor and special servicer are not able to resolve such matters, the operating advisor will be required to promptly notify the certificate administrator and the certificate administrator will be required to examine the calculations and supporting materials provided by the special servicer and the operating advisor and determine which calculation is to apply.

Prior to the occurrence and continuance of an Operating Advisor Consultation Event, the operating advisor’s review will be limited to an after-the-action review of the reports, calculations and materials described above (together with any additional information and material reviewed by the operating advisor), and, therefore, it will have no involvement with respect to the determination and execution of Major Decisions and other similar actions that the special servicer may perform under the PSA and will have no obligations at any time with respect to any Non-Serviced Mortgage Loan. In addition, with respect to the operating advisor’s review of net present value calculations as described above, the operating advisor’s recalculation will not take into account the reasonableness of special servicer’s property and borrower performance assumptions or other similar discretionary portions of the net present value calculation.

The “Operating Advisor Standard” means the requirement that the operating advisor must act solely on behalf of the issuing entity and in the best interest of, and for the benefit of, the Certificateholders and, with respect to any Serviced Whole Loan for the benefit of the holders of the related Companion Loans (as a collective whole as if such Certificateholders and Companion Loan Holders constituted a single lender), but not to holders of any particular class of certificates (as determined by the operating advisor in the exercise of its good faith and reasonable judgment), and without regard to any conflict of interest arising from any relationship that the operating advisor or any of its affiliates may have with any of the underlying borrowers, property managers, any sponsor, the mortgage loan seller, the depositor, the master servicer, the special servicer, the asset representations reviewer, the Directing Certificateholder, any Certificateholder or any of their affiliates. The operating advisor will perform its duties under the PSA in accordance with the Operating Advisor Standard.

Annual Report. Based on the operating advisor’s review of any (i) Assessment of Compliance Report, any Attestation Report and any other information delivered to the operating advisor by the special servicer or made available to the Privileged Persons that are posted on the certificate administrator’s website during the prior calendar year and (ii) (A) prior to the occurrence and continuance of an Operating Advisor Consultation Event, with respect to any Specially Serviced Loan, any related Final Asset Status Report or Final Major Decision Reporting Package or (B) after the occurrence and continuance of an Operating Advisor Consultation Event, any Asset Status Report and any Major Decision Reporting Package, the operating advisor will ((i) if any Mortgage Loans were Specially Serviced Loans at any time during the prior calendar year or (ii) if the Operating Advisor was entitled to consult with the Special Servicer with respect to any Major Decision during the prior calendar year) be required to prepare an annual report substantially in the form attached to this prospectus as Annex C to be provided to the 17g-5 Information Provider (and made available through the 17g-5 Information Provider’s website) and the certificate

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administrator for the benefit of the Certificateholders (and made available through the certificate administrator’s website) within 120 days of the end of the prior calendar year that (a) sets forth whether the operating advisor believes, in its sole discretion exercised in good faith, that the special servicer is operating in compliance with the Servicing Standard with respect to its performance of its duties under the PSA with respect to Specially Serviced Loans (and, after the occurrence and continuance of an Operating Advisor Consultation Event, with respect to Major Decisions on non-Specially Serviced Loans) during the prior calendar year on a “trust-level basis” and (b) identifies (1) which, if any, standards the operating advisor believes, in its sole discretion exercised in good faith, the special servicer has failed to comply and (2) any material deviations from the special servicer’s obligations under the PSA with respect to the resolution or liquidation of any Specially Serviced Loan or REO Property (other than with respect to any REO Property related to any Non-Serviced Mortgage Loan [or Servicing Shift Mortgage Loan]); provided, however, that in the event the special servicer is replaced, the operating advisor’s annual report will only relate to the entity that was acting as special servicer as of December 31 in the prior calendar year and is continuing in such capacity through the date of such annual report. In preparing any such operating advisor’s annual report, the operating advisor (i) will not be required to report on instances of non-compliance with, or deviations from, the Servicing Standard or the special servicer’s obligations under the PSA that the operating advisor determines, in its sole discretion exercised in good faith, to be immaterial and (ii) will not be required, in the ordinary course, to provide or obtain a legal opinion, legal review or legal conclusion as part of that assessment. Each such operating advisor’s annual report will be required to comply with the confidentiality requirements, subject to certain exceptions, each as described in “—Other Obligations of Operating Advisor” below regarding Privileged Information. Only as used in connection with the operating advisor’s annual report, the term “trust-level basis” refers to the special servicer’s performance of its duties with respect to Specially Serviced Loans (and, after the occurrence and continuance of an Operating Advisor Consultation Event, with respect to Major Decisions on non-Specially Serviced Loans) under the PSA taking into account the special servicer’s specific duties under the PSA as well as the extent to which those duties were performed in accordance with the Servicing Standard, with reasonable consideration by the operating advisor of any Assessment of Compliance Report, Attestation Report, Major Decision Reporting Package (during the continuance of an Operating Advisor Consultation Event), Asset Status Report (during the continuance of an Operating Advisor Consultation Event), Final Major Decision Reporting Package, Final Asset Status Report and any other information delivered to the operating advisor by the special servicer (other than any communications between the Directing Certificateholder and the special servicer that would be Privileged Information) pursuant to the PSA.

The special servicer will be given an opportunity to review any annual report produced by the operating advisor at least five (5) business days prior to such annual report’s delivery to the certificate administrator and the 17g-5 Information Provider; provided that the operating advisor will have no obligation to adopt any comments to such annual report that are provided by the special servicer.

The ability to perform the duties of the operating advisor and the quality and the depth of any annual report will be dependent upon the timely receipt of information prepared or made available by others and the accuracy and the completeness of such information. In addition, in no event will the operating advisor have the power to compel any transaction party to take, or refrain from taking, any action. It is possible that the lack of access to Privileged Information may limit or prohibit the operating advisor from performing its duties under the PSA, in which case any annual report will describe any resulting limitations and the operating advisor will not be subject to liability arising from such limitations or

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prohibitions. The operating advisor will be entitled to conclusively rely on the accuracy and completeness of any information it is provided without liability for any such reliance thereunder.]

[Additional Duties of Operating Advisor While an Operating Advisor Consultation Event Has Occurred and Is Continuing

With respect to each Mortgage Loan (other than the Non-Serviced Mortgage Loan) or Serviced Whole Loan, while an Operating Advisor Consultation Event has occurred and is continuing, in addition to the duties described above, the operating advisor will be required to perform the following additional duties:

●	to consult (on a non-binding basis) with the special servicer (in person or remotely via electronic, telephonic or other mutually agreeable communication) in respect of the Asset Status Reports [in accordance with the Operating Advisor Standard], as described under “—Asset Status Report”; and
●	to consult (on a non-binding basis) with the special servicer to the extent it has received a Major Decision Reporting Package (in person or remotely via electronic, telephonic or other mutually agreeable communication) in accordance with the Operating Advisor Standard with respect to Major Decisions processed by the special servicer or for which consent of the special servicer is required as described under “—The Directing Certificateholder—Major Decisions”.]

[Recommendation of the Replacement of the Special Servicer

If at any time the operating advisor determines, in its sole discretion exercised in good faith, that (1) the special servicer is not performing its duties as required under the PSA or is otherwise not acting in accordance with the Servicing Standard, and (2) the replacement of the special servicer would be in the best interest of the Certificateholders as a collective whole, then the operating advisor may recommend the replacement of the special servicer and deliver a report supporting such recommendation in the manner described in [“—Replacement of the Special Servicer After Operating Advisor Recommendation and Certificateholder Vote”.]]

[EXCEPT AS OTHERWISE INDICATED BELOW, THE FOLLOWING SECTIONS ARE APPLICABLE TO ALL OFFERINGS]

Eligibility of Operating Advisor

The operating advisor will be required to be an Eligible Operating Advisor at all times during the term of the PSA. “Eligible Operating Advisor” means an institution:

(i)                that is a special servicer or operating advisor on a commercial mortgage-backed securities transaction rated by [NAMES OF RATING AGENCIES] (including, in the case of the operating advisor, this transaction) but has not been special servicer or operating advisor on a transaction for which any Rating Agency has qualified, downgraded or withdrawn its rating or ratings of, one or more classes of certificates for such transaction citing servicing concerns with the operating advisor in its capacity as special servicer or operating advisor on such CMBS transaction as the sole or a material factor in such rating action;

(ii)             that can and will make the representations and warranties of the operating advisor set forth in the PSA;

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(iii)          that is not (and is not affiliated with) the depositor, the trustee, the certificate administrator, the master servicer, the special servicer, a Borrower Party, a Third Party Purchaser, a mortgage loan seller, the Directing Certificateholder, or a depositor, a trustee, a certificate administrator, a master servicer or special servicer with respect to the securitization of a Companion Loan, or any of their respective affiliates;

(iv)           that has not been paid by any special servicer or successor special servicer any fees, compensation or other remuneration (x) in respect of its obligations under the PSA or (y) for the appointment or recommendation for replacement of a successor special servicer to become the special servicer;

(v)              that (x) has been regularly engaged in the business of analyzing and advising clients in CMBS matters and that has at least five years of experience in collateral analysis and loss projections, and (y) has at least five years of experience in commercial real estate asset management and experience in the workout and management of distressed commercial real estate assets[; and

(vi)           that does not directly or indirectly, through one or more affiliates or otherwise, own or have derivative exposure in any interest in any certificates, any Mortgage Loans, any Companion Loan or any securities backed by a Companion Loan or otherwise have any financial interest in the securitization transaction to which the PSA relates other than in fees from its role as operating advisor and asset representations reviewer (to the extent it also acts as the asset representations reviewer) except as set forth in the PSA.] [INCLUDE FOR TRANSACTIONS THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THE PURCHASE OF AN ELIGIBLE HORIZONTAL RESIDUAL INTEREST BY A THIRD PARTY PURCHASER]

Other Obligations of Operating Advisor

At all times, subject to the Privileged Information Exception, the operating advisor will be obligated to keep confidential any Privileged Information received from the special servicer, the Directing Certificateholder [or the Risk Retention Consultation Party] in connection with the Directing Certificateholder’s [or the Risk Retention Consultation Party’s] exercise of any rights under the PSA (including, without limitation, in connection with any Asset Status Report or Final Asset Status Report) or otherwise in connection with the transaction, except under the circumstances described below. As used in this prospectus, “Privileged Information” means (i) any correspondence between the Directing Certificateholder [or the Risk Retention Consultation Party] and the special servicer related to any Specially Serviced Loan or the exercise of the Directing Certificateholder’s consent or consultation rights under the PSA [or the Risk Retention Consultation Party’s consultation rights], (ii) any strategically sensitive information that the special servicer has reasonably determined could compromise the issuing entity’s position in any ongoing or future negotiations with the related borrower or other interested party and (iii) information subject to attorney-client privilege.

The operating advisor is required to keep all Privileged Information confidential and may not disclose such Privileged Information to any person (including Certificateholders other than the Directing Certificateholder), other than (1) to the extent expressly required by the PSA, to the other parties to the PSA with a notice indicating that such information is Privileged Information, (2) pursuant to a Privileged Information Exception, or (3) where necessary to support specific findings or conclusions concerning allegations of deviations from the Servicing Standard (i) in the operating advisor’s annual report or (ii) in connection with a recommendation by the operating advisor to replace the special servicer. Each party

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to the PSA that receives Privileged Information from the operating advisor with a notice stating that such information is Privileged Information may not disclose such Privileged Information to any person without the prior written consent of the special servicer and, unless a Consultation Termination Event has occurred, the Directing Certificateholder (with respect to any Mortgage Loan other than a Non-Serviced Whole Loan and other than any Excluded Loan) other than pursuant to a Privileged Information Exception.

“Privileged Information Exception” means, with respect to any Privileged Information, at any time (a) such Privileged Information becomes generally available and known to the public other than as a result of a disclosure directly or indirectly by the party restricted from disclosing such Privileged Information (the “Restricted Party”), (b) it is reasonable and necessary for the Restricted Party to disclose such Privileged Information in working with legal counsel, auditors, arbitration parties, taxing authorities or other governmental agencies, (c) such Privileged Information was already known to such Restricted Party and not otherwise subject to a confidentiality obligation and/or (d) the Restricted Party is (in the case of the master servicer, the special servicer, the operating advisor, the asset representations reviewer, the certificate administrator and the trustee, as evidenced by an opinion of counsel (which will be an additional expense of the issuing entity) delivered to each of the master servicer, the special servicer, the Directing Certificateholder (other than with respect to any Excluded Loan), the operating advisor, the asset representations reviewer, the certificate administrator and the trustee), required by law, rule, regulation, order, judgment or decree to disclose such information.

Neither the operating advisor nor any of its affiliates may make any investment in any class of certificates; provided, however, that such prohibition will not apply to (i) riskless principal transactions effected by a broker dealer affiliate of the operating advisor or (ii) investments by an affiliate of the operating advisor if the operating advisor and such affiliate maintain policies and procedures that (A) segregate personnel involved in the activities of the operating advisor under the PSA from personnel involved in such affiliate’s investment activities and (B) prevent such affiliate and its personnel from gaining access to information regarding the issuing entity and the operating advisor and its personnel from gaining access to such affiliate’s information regarding its investment activities.

Delegation of Operating Advisor’s Duties

[The operating advisor may delegate its duties to agents or subcontractors in accordance with the PSA however, the operating advisor will remain obligated and primarily liable for any actions required to be performed by it under the PSA without diminution of such obligation or liability or related obligation or liability by virtue of such delegation or arrangements or by virtue of indemnification from any person acting as its agents or subcontractor to the same extent and under the same terms and conditions as if the operating advisor alone were performing its obligations under the PSA.]

Termination of the Operating Advisor With Cause

[The following constitute operating advisor termination events under the PSA (each, an “Operating Advisor Termination Event”), whether any such event is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body:

(a)  any failure by the operating advisor to observe or perform in any material respect any of its covenants or agreements or the material breach of any of its representations or warranties under the PSA, which failure continues unremedied for a period of 30 days after the date on which written notice of such failure, requiring the same to be

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remedied, is given to the operating advisor by any party to the PSA or to the operating advisor, the certificate administrator and the trustee by the holders of certificates having greater than 25% of the aggregate Voting Rights; provided that with respect to any such failure which is not curable within such 30 day period, the operating advisor will have an additional cure period of 30 days to effect such cure so long as it has commenced to cure such failure within the initial 30 day period and has provided the trustee and the certificate administrator with an officer’s certificate certifying that it has diligently pursued, and is continuing to pursue, such cure;

(b)  any failure by the operating advisor to perform in accordance with the Operating Advisor Standard which failure continues unremedied for a period of 30 days after the date on which written notice of such failure, requiring the same to be remedied, is given to the operating advisor by any party to the PSA;

(c)  any failure by the operating advisor to be an Eligible Operating Advisor, which failure continues unremedied for a period of 30 days after the date on which written notice of such failure, requiring the same to be remedied, is given to the operating advisor by any party to the PSA;

(d)  a decree or order of a court or agency or supervisory authority having jurisdiction in the premises in an involuntary case under any present or future federal or state bankruptcy, insolvency or similar law for the appointment of a conservator or receiver or liquidator in any insolvency, readjustment of debt, marshaling of assets and liabilities or similar proceedings, or for the winding up or liquidation of its affairs, has been entered against the operating advisor, and such decree or order has remained in force undischarged or unstayed for a period of 60 days;

(e)  the operating advisor consents to the appointment of a conservator or receiver or liquidator or liquidation committee in any insolvency, readjustment of debt, marshaling of assets and liabilities, voluntary liquidation, or similar proceedings of or relating to the operating advisor or of or relating to all or substantially all of its property; or

(f)   the operating advisor admits in writing its inability to pay its debts generally as they become due, files a petition to take advantage of any applicable insolvency or reorganization statute, makes an assignment for the benefit of its creditors, or voluntarily suspends payment of its obligations.]

Upon receipt by the certificate administrator of notice of the occurrence of any Operating Advisor Termination Event, the certificate administrator will be required to promptly provide written notice to all Certificateholders electronically by posting such notice on its internet website and by mail, unless the certificate administrator has received notice that such Operating Advisor Termination Event has been remedied.

Rights Upon Operating Advisor Termination Event

After the occurrence of an Operating Advisor Termination Event, the trustee may, and upon the written direction of Certificateholders representing at least [25]% of the Voting Rights (taking into account the application of any Appraisal Reduction Amounts to notionally reduce the Certificate Balance of the classes of certificates), the trustee will be required to, promptly terminate the operating advisor for cause and appoint a replacement operating advisor that is an Eligible Operating Advisor; provided that no such termination will be effective until a successor operating advisor has been appointed and has assumed all of the obligations of the operating advisor under the PSA. The trustee may rely on a certification by the replacement operating advisor that it is an Eligible Operating Advisor. If the

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certificate administrator is unable to find a replacement operating advisor that is an Eligible Operating Advisor within 30 days of the termination of the operating advisor, the depositor will be permitted to find a replacement.

Upon any termination of the operating advisor and appointment of a successor operating advisor, the trustee will, as soon as possible, be required to give written notice of the termination and appointment to the special servicer, the master servicer, the certificate administrator, the depositor, the Directing Certificateholder (for any Mortgage Loan other than an Excluded Loan and only for so long as no Consultation Termination Event has occurred), any Companion Loan noteholder, the Certificateholders and the 17g-5 Information Provider (and made available through the 17g-5 Information Provider’s website).

Waiver of Operating Advisor Termination Event

[The holders of certificates representing at least [__]% of the Voting Rights affected by any Operating Advisor Termination Event will be permitted to waive such Operating Advisor Termination Event within twenty (20) days of the receipt of notice from the certificate administrator of the occurrence of such Operating Advisor Termination Event. Upon any such waiver of an Operating Advisor Termination Event, such Operating Advisor Termination Event will cease to exist and will be deemed to have been remedied. Upon any such waiver of an Operating Advisor Termination Event by Certificateholders, the trustee and the certificate administrator will be entitled to recover all costs and expenses incurred by it in connection with enforcement action taken with respect to such Operating Advisor Termination Event prior to such waiver from the issuing entity.]

Termination of the Operating Advisor Without Cause

After the occurrence of a Consultation Termination Event, the operating advisor may be removed upon (i) the written direction of Certificateholders evidencing not less than [25]% of the Voting Rights (taking into account the application of Appraisal Reduction Amounts to notionally reduce the Certificate Balances of classes to which such Appraisal Reduction Amounts are allocable) requesting a vote to replace the operating advisor with a replacement operating advisor that is an Eligible Operating Advisor selected by such Certificateholders, (ii) payment by such requesting holders to the certificate administrator of all reasonable fees and expenses to be incurred by the certificate administrator in connection with administering such vote and (iii) receipt by the trustee of the Rating Agency Confirmation with respect to such removal.

The certificate administrator will be required to promptly provide written notice to all Certificateholders of such request by posting such notice on its internet website, and by mail, and conduct the solicitation of votes of all certificates in such regard.

Upon the vote or written direction of holders of a majority of the Voting Rights (taking into account the application of Appraisal Reduction Amounts to notionally reduce the Certificate Balances of classes to which such Appraisal Reduction Amounts are allocable), the trustee will immediately replace the operating advisor with the replacement operating advisor.

[In addition, in the event there are no classes of certificates outstanding other than the Control Eligible Certificates and the Class R certificates, then all of the rights and obligations of the operating advisor under the PSA will terminate without payment of any penalty or termination fee (other than any rights or obligations that accrued prior to the date of such termination (including accrued and unpaid compensation) and other than indemnification

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rights arising out of events occurring prior to such termination). If the operating advisor is terminated pursuant to the foregoing sentence, then no replacement operating advisor will be appointed.] [EXCLUDE FOR TRANSACTIONS THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THE PURCHASE OF AN ELIGIBLE HORIZONTAL RESIDUAL INTEREST BY A THIRD PARTY PURCHASER.]

Resignation of the Operating Advisor

The operating advisor will be permitted to resign upon 30 days’ prior written notice to the depositor, master servicer, special servicer, trustee, certificate administrator, the asset representations reviewer and the Directing Certificateholder, if the operating advisor has secured a replacement operating advisor that is an Eligible Operating Advisor and such replacement operating advisor has accepted its appointment as the replacement operating advisor. If no successor operating advisor has been so appointed and accepted the appointment within 30 days after the notice of resignation, the resigning operating advisor may petition any court of competent jurisdiction for the appointment of a successor operating advisor that is an Eligible Operating Advisor. The resigning operating advisor must pay all costs and expenses associated with the transfer of its duties.

Operating Advisor Compensation

Certain fees will be payable to the operating advisor, and the operating advisor will be entitled to be reimbursed for certain expenses, as described under “Transaction Parties—The Operating Advisor”.

In the event the operating advisor resigns or is terminated for any reason it will remain entitled to any accrued and unpaid fees and reimbursement of Operating Advisor Expenses and any rights to indemnification provided under the PSA with respect to the period for which it acted as operating advisor.

The operating advisor will be entitled to reimbursement of certain expenses incurred by the operating advisor in the event that the operating advisor is terminated without cause. See “—Termination of the Operating Advisor Without Cause” above.

The Asset Representations Reviewer

Asset Review

Asset Review Trigger

On or prior to each Distribution Date, based on the CREFC® Delinquent Loan Status Report delivered by the master servicer for such Distribution Date, the [certificate administrator] will be required to determine if an Asset Review Trigger has occurred. If an Asset Review Trigger is determined to have occurred, the certificate administrator will be required to promptly provide notice to all Certificateholders by posting a notice of its determination on its internet website and by mailing to the Certificateholders’ addresses appearing in the certificate register. On each Distribution Date after providing such notice to Certificateholders, the certificate administrator, based on information provided to it by the master servicer or the special servicer, will be required to determine whether (1) any additional Mortgage Loan has become a Delinquent Loan, (2) any Mortgage Loan ceases to be a Delinquent Loan and (3) whether an Asset Review Trigger has ceased to exist, and deliver such information within one business day to the master servicer, the special servicer, the operating advisor and the asset representations reviewer. With respect to any determination of whether to commence an Asset Review, an “Asset Review Trigger” will occur when [either (1)] Mortgage Loans with an aggregate outstanding principal balance of

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[__]% or more of the aggregate outstanding principal balance of all of the Mortgage Loans (including any REO Loans (or a portion of any REO Loan in the case of a Whole Loan)) held by the issuing entity as of the end of the applicable Collection Period are Delinquent Loans [or (2)(A) prior to and including the second anniversary of the Closing Date, at least [10] Mortgage Loans are Delinquent Loans and the outstanding principal balance of such Delinquent Loans in the aggregate constitutes at least [ ]% of the aggregate outstanding principal balance of all of the Mortgage Loans (including any REO Loans (or a portion of any REO Loan in the case of a Whole Loan)) held by the issuing entity as of the end of the applicable Collection Period, or (B) after the second anniversary of the Closing Date, at least [15] Mortgage Loans are Delinquent Loans and the outstanding principal balance of such Delinquent Loans in the aggregate constitutes at least [__]% of the aggregate outstanding principal balance of all of the Mortgage Loans (including any REO Loans (or a portion of any REO Loan in the case of a Whole Loan)) held by the issuing entity as of the end of the applicable Collection Period]. The PSA will require that the certificate administrator include in the Distribution Report on Form 10-D relating to the distribution period in which the Asset Review Trigger occurred a description of the events that caused the Asset Review Trigger to occur.

We believe this Asset Review Trigger is appropriate considering the unique characteristics of pools of Mortgage Loans underlying CMBS. See “Risk Factors—Risks Relating to the Mortgage Loans—Static Pool Data Would Not Be Indicative of the Performance of this Pool”. In general, upon a Delinquent Loan becoming a Specially Serviced Loan, as part of the applicable special servicer’s initial investigation into the circumstances that caused the Mortgage Loan to become delinquent and be transferred to the applicable special servicer, the applicable special servicer will typically conduct a review of the Delinquent Loan for possible breaches of representations and warranties. Given that the applicable special servicer will commonly have already conducted such a review and discussed any findings with the Directing Certificateholder (prior to the occurrence and continuance of a Control Termination Event) prior to the occurrence of an Asset Review Trigger, to avoid additional fees, costs and expenses to the issuing entity, we set the Delinquent Loan percentage based on an outstanding principal balance in clause (1) of the definition of Asset Review Trigger to exceed a delinquency rate that would result in estimated losses that exceed the subordination provided by the Control Eligible Certificates. For purpose of this calculation, we assumed an average loss severity of 40%, however, we cannot assure you that any actual loss severity will equal that assumed percentage. On the other hand, a significant number of Delinquent Loans by loan count, but representing a smaller percentage of the aggregate outstanding principal balance of the Mortgage Loans than the percentage set forth in clause (1) of the definition of Asset Review Trigger, could also indicate an issue with the quality of the Mortgage Pool. We believe it would not be appropriate for the delinquency of [__] large loans to cause the Asset Review Trigger to be met, as that would not necessarily be indicative of the overall quality of the Mortgage Pool. As a result, the percentage based on outstanding principal balance in clause (1) of the definition of Asset Review Trigger was set to exceed the portion of the [aggregate outstanding balance of the Mortgage Pool] represented by the [__] largest Mortgage Loans in the pool. [On the other hand, a significant number of Delinquent Loans by loan count, but representing a smaller percentage of the aggregate outstanding principal balance of the mortgage loans than the percentage set forth in clause (1) of the definition of Asset Review Trigger, could indicate an issue with the quality of the Mortgage Pool. As a result, we believe it would be appropriate to have an alternative test as set forth in clause (2) of the definition of Asset Review Trigger, namely to have the Asset Review Trigger be met if Mortgage Loans representing [__]% of the Mortgage Loans (by loan count) are Delinquent Loans.] [With respect to prior pools of commercial mortgage loans for which [NREC/NATIXIS, NEW YORK BRANCH] (or its predecessors) was sponsor in a public offering

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of CMBS, the highest percentage of loans that were delinquent at least 60 days at the end of any [reporting period] between [DATE] and [INSERT A DATE NO LATER THAN 135 DAYS OF THE DATE OF FIRST USE OF THE PROSPECTUS] was [____]%.]

“Delinquent Loan” means a Mortgage Loan that is delinquent at least sixty days in respect of its Periodic Payments or balloon payment, if any, in either case such delinquency to be determined without giving effect to any grace period.

Asset Review Vote

If Certificateholders evidencing not less than 5% of the Voting Rights deliver to the certificate administrator, within 90 days after the filing of the Form 10-D reporting the occurrence of an Asset Review Trigger, a written direction requesting a vote to commence an Asset Review (an “Asset Review Vote Election“), the certificate administrator will be required to promptly provide written notice of such direction to all Certificateholders, and to conduct a solicitation of votes of Certificateholders to authorize an Asset Review. Upon the affirmative vote to authorize an Asset Review of Certificateholders evidencing at least a majority of an Asset Review Quorum within 150 days of the receipt of the Asset Review Vote Election (an “Affirmative Asset Review Vote“), the certificate administrator will be required to promptly provide written notice of such Affirmative Asset Review Vote to all parties to the PSA, the underwriters, the mortgage loan sellers, the Directing Certificateholder and the Certificateholders. In the event an Affirmative Asset Review Vote has not occurred within such 150-day period following the receipt of the Asset Review Vote Election, no Certificateholder may request a vote or cast a vote for an Asset Review and the asset representations reviewer will not be required to review any Delinquent Loan unless and until (A) an additional Mortgage Loan has become a Delinquent Loan after the expiration of such 150-day period, (B) an Asset Review Trigger has occurred as a result or otherwise is in effect, (C) the certificate administrator has received any Asset Review Vote Election after the occurrence of the events described in clauses (A) and (B) above and (D) an Affirmative Asset Review Vote has occurred within 150 days after the Asset Review Vote Election described in clause (C) above. After the occurrence of any Asset Review Vote Election or an Affirmative Asset Review Vote, no Certificateholder may make any additional Asset Review Vote Election except as described in the immediately preceding sentence.

An “Asset Review Quorum” means, in connection with any solicitation of votes to authorize an Asset Review as described above, the holders of certificates evidencing at least 5% of the aggregate Voting Rights.

Review Materials

Upon receipt of notice from the certificate administrator of an Affirmative Asset Review Vote (the “Asset Review Notice”), the custodian (with respect to clauses (i)-(v) for all Mortgage Loans), the master servicer (with respect to clauses (vi) and (vii) for non-Specially Serviced Loans) and the special servicer (with respect to clauses (vi) and (vii) for Specially Serviced Loans), in each case to the extent in such party’s possession, will be required to promptly, but in no event later than [ ] business days (except with respect to clause (vii)) after receipt of such notice from the certificate administrator, provide or make available, the following materials in electronic format to the asset representations reviewer (collectively, with the Diligence Files posted to the secure data room by the certificate administrator, a copy of the prospectus, a copy of each related MLPA and a copy of the PSA the “Review Materials”):

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(i)                a copy of an assignment of the Mortgage in favor of the trustee, with evidence of recording thereon, for each Delinquent Loan that is subject to an Asset Review;

(ii)             a copy of an assignment of any related assignment of leases (if such item is a document separate from the Mortgage) in favor of the trustee, with evidence of recording thereon, related to each Delinquent Loan that is subject to an Asset Review;

(iii)          a copy of the assignment of all unrecorded documents relating to each Delinquent Loan that is subject to an Asset Review, if not already covered pursuant to items (i) or (ii) above;

(iv)           a copy of all filed copies (bearing evidence of filing) or evidence of filing of any UCC financing statements related to each Delinquent Loan that is subject to an Asset Review;

(v)              a copy of an assignment in favor of the trustee of any financing statement executed and filed in the relevant jurisdiction related to each Delinquent Loan that is subject to an Asset Review;

(vi)           a copy of any notice previously delivered by the master servicer or the special servicer, as applicable, of any alleged defect or breach with respect to any Delinquent Loan; and

(vii)        copies of any other related documents that were entered into or delivered in connection with the origination of such Mortgage Loan that the asset representations reviewer has determined are necessary in connection with its completion of any Asset Review and that are requested by the asset representations reviewer, in the time frames and as otherwise described below.

In the event that, as part of an Asset Review of a Mortgage Loan, the asset representations reviewer determines that it is missing any document that is required to be part of the Review Materials for such Mortgage Loan and that is necessary in connection with its completion of the Asset Review, the asset representations reviewer will promptly, but in no event later than 10 business days after receipt of the Review Materials, notify the applicable master servicer (with respect to non-Specially Serviced Loans) or the applicable special servicer (with respect to Specially Serviced Loans), as applicable, of such missing document(s), and request such master servicer or special servicer, as applicable, promptly, but in no event later than 10 business days after receipt of notification from the asset representations reviewer, deliver to the asset representations reviewer such missing document(s) to the extent in its possession. In the event any missing documents are not provided by the applicable master servicer or special servicer, as applicable, within such 10 business day period, the asset representations reviewer will be required to request such documents from the related mortgage loan seller. The mortgage loan seller will be required under the related MLPA to deliver such additional documents only to the extent such documents are in the possession of such party but in any event excluding any documents that contain information that is proprietary to the related originator or mortgage loan seller or any draft documents or privileged or internal communications.

The asset representations reviewer may, but is under no obligation to, consider and rely upon information furnished to it by a person that is not a party to the PSA or the related mortgage loan seller, and will do so only if such information can be independently verified (without unreasonable effort or expense to the asset representations reviewer) and is

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determined by the asset representations reviewer in its good faith and sole discretion to be relevant to the Asset Review (any such information, “Unsolicited Information”), as described below.

In addition, with respect to any Delinquent Loan, that is a Non-Serviced Mortgage Loan, to the extent any documents required by the asset representations reviewer to complete a Test are missing or have not been received from the related mortgage loan seller, the asset representations reviewer will request such document(s) from the related Non-Serviced Master Servicer (if such Non-Serviced Mortgage Loan is being serviced by a Non-Serviced Master Servicer) or the related Non-Serviced Special Servicer (if such Non-Serviced Mortgage Loan is being serviced by a Non-Serviced Special Servicer).

Asset Review

Upon its receipt of the Asset Review Notice and access to the Review Materials with respect to a Delinquent Loan, the asset representations reviewer, as an independent contractor, is required to commence a review of the compliance of each Delinquent Loan with the representations and warranties related to that Delinquent Loan (such review, the “Asset Review”). An Asset Review of each Delinquent Loan will consist of the application of a set of pre-determined review procedures (the “Tests”) for each representation and warranty made by the mortgage loan seller with respect to such Delinquent Loan. Once an Asset Review of a Mortgage Loan is completed, no further Asset Review will be required of that Mortgage Loan notwithstanding that such Mortgage Loan may continue to be a Delinquent Loan or become a Delinquent Loan again at the time when a new Asset Review Trigger occurs and a new Affirmative Asset Review Vote is obtained subsequent to the occurrence of such Asset Review Trigger, except to the extent such Delinquent Loan is subject to any representation or warranty made after the completion of the previous Asset Review or to the extent the Asset Representations Reviewer has reason to believe, without any obligation to investigate, that the previous Asset Review was conducted in a manner that would not have ascertained compliance with a specific representation or warranty.

“Asset Review Standard” means the performance of the asset representations reviewer of its duties under the PSA in good faith subject to the express terms of the PSA. All determinations or assumptions made by the asset representations reviewer in connection with an Asset Review are required to be made in the asset representations reviewer’s good faith discretion and judgment based on the facts and circumstances known to it at the time of such determination or assumption.

No Certificateholder will have the right to change the scope of the asset representations reviewer’s review, and the asset representations reviewer will not be required to review any information other than (i) the Review Materials posted in the secure data room, or (ii) Unsolicited Information.

The asset representations reviewer may, absent manifest error and subject to the Asset Review Standard, (i) assume, without independent investigation or verification, that the Review Materials are accurate and complete in all material respects and (ii) conclusively rely on such Review Materials.

In the event that the asset representations reviewer determines that the Review Materials are insufficient to complete a Test and such missing information and documentation is not posted by the special servicer within [_____] days upon request as described above, the asset representations reviewer will list such missing documents in its preliminary report setting forth the preliminary results of the application of the Tests and the reasons why such missing documents are necessary to complete a Test and whether the

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absence of such documents will be deemed to be a failure of such Test. The asset representations reviewer will provide such preliminary report to the special servicer, who will promptly provide such results to the applicable mortgage loan seller. If the preliminary report indicates one of the representations and warranties fails or is deemed to fail any Test, the mortgage loan seller will have [__] days (the “Cure/Contest Period”) to remedy or otherwise refute the failure. Any documents provided or explanations given to support a conclusion that the representation and warranty has not failed a Test will be sent to the special servicer, and the special servicer will be required to promptly post to the secure data room any documents received from the mortgage loan seller or explanations given to support the mortgage loan seller’s claim that the representation and warranty has not failed a Test or any missing documents in the Review Materials are not required to complete a Test.

The asset representations reviewer will be required to, within [______] days after the date of receipt of the related Diligence File or within the [___] days after the expiration of the Cure/Contest Period (whichever is later), complete an Asset Review with respect to each Delinquent Loan and deliver (i) a report to each party to the PSA and the applicable mortgage loan seller for each Delinquent Loan setting forth the results of the application of the Tests in connection with such Asset Review (a “Asset Review Report“). The period of time by which the Asset Review Report must be completed and delivered may be extended by up to an additional [___] days, upon written notice to the parties to the PSA and the applicable mortgage loan seller, if the asset representations reviewer determines pursuant to the Asset Review Standard that such additional time is required due to the characteristics of the Mortgage Loan and/or the Mortgaged Property or Mortgaged Properties. Such Asset Review Report will be required to include (i) a summary of the asset representations reviewer’s findings and conclusions as to whether or not it has determined there is any evidence of a failure of any Test in the information and documentation reviewed by the asset representations reviewer, and (ii) a statement that the asset representations reviewer’s conclusions set forth in the Asset Review Report were not influenced by any third party. In no event will the asset representations reviewer be required to determine whether any Test failure constitutes a Material Defect, or whether the issuing entity should enforce any rights it may have against the applicable mortgage loan seller, which, in each such case, will be the responsibility of the special servicer. See “—Enforcement of Mortgage Loan Seller’s Obligations Under the MLPA” below. In addition, in the event that the asset representations reviewer does not receive any information or documentation that it requested from the special servicer prior to the date by which the asset representations reviewer is required to deliver an Asset Review Report, the asset representations reviewer will be required to prepare the Asset Review Report solely based on the information received by the asset representations reviewer with respect to the related Delinquent Loan, and the asset representations reviewer will have no responsibility to independently obtain any such information from any party to the PSA. The PSA will require that the certificate administrator (i) include in the Distribution Report on Form 10–D relating to the distribution period in which the Asset Review Report was received, a summary of the asset representations reviewer’s conclusions included in such Asset Review Report, and (ii) post such summary to the certificate administrator’s website not later than [two] business days after receipt of such Asset Review Report from the asset representations reviewer.

Eligibility of Asset Representations Reviewer

[The asset representations reviewer will be required to represent and warrant in the PSA that it is an Eligible Asset Representations Reviewer. The asset representations reviewer is required to be at all times an Eligible Asset Representations Reviewer. If the asset representations reviewer ceases to be an Eligible Asset Representations Reviewer, the asset

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representations reviewer is required to immediately notify the master servicer, the special servicer, the trustee, the operating advisor, the certificate administrator and the Directing Certificateholder of such disqualification and immediately resign under the PSA as described under the “—Resignation of Asset Representations Reviewer” below].

[An “Eligible Asset Representations Reviewer” is an institution that (i) is the special servicer, operating advisor or asset representations reviewer on a transaction rated by any of [APPLICABLE RATING AGENCIES] and that has not been a special servicer, operating advisor or asset representations reviewer on a transaction for which [APPLICABLE RATING AGENCIES] has qualified, downgraded or withdrawn its rating or ratings of, one or more classes of certificates for such transaction citing servicing or other relevant concerns with the special servicer, the operating advisor or the asset representations reviewer, as applicable, as the sole or material factor in such rating action, (ii) can and will make the representations and warranties of the asset representations reviewer set forth in the PSA, (iii) is not (and is not affiliated with) any sponsor, any mortgage loan seller, the master servicer, the special servicer, the depositor, the certificate administrator, the trustee, the Directing Certificateholder or any of their respective affiliates, (iv) has neither performed (and is not affiliated with any party hired to perform) any due diligence, loan underwriting, brokerage, borrower advisory or similar services with respect to any Mortgage Loan or any related Companion Loan prior to the Closing Date for or on behalf of any sponsor, any mortgage loan seller, any underwriter, any party to the PSA or the Directing Certificateholder or any of their respective affiliates, nor been paid any fees, compensation or other remuneration by any of them in connection with any such services and (v) that does not directly or indirectly, through one or more affiliates or otherwise, own any interest in any certificates, any Mortgage Loans, any Companion Loan or any securities backed by a Companion Loan or otherwise have any financial interest in the securitization transaction to which the PSA relates, other than in fees from its role as asset representations reviewer (or as operating advisor, if applicable) and except as otherwise set forth in the PSA.]

Other Obligations of Asset Representations Reviewer

[Subject to the Privileged Information Exception, the asset representations reviewer is required to keep confidential any Privileged Information received from any party to the PSA or any sponsor under the PSA (including, without limitation, in connection with the review of the Mortgage Loans) and not disclose such Privileged Information to any person (including Certificateholders), other than (1) to the extent expressly required by the PSA in an Asset Review Report or otherwise, to the other parties to the PSA with a notice indicating that such information is Privileged Information or (2) pursuant to a Privileged Information Exception. Each party to the PSA that receives Privileged Information from the asset representations reviewer with a notice stating that such information is Privileged Information may not disclose such Privileged Information to any person without the prior written consent of the special servicer other than pursuant to a Privileged Information Exception.]

Neither the asset representations reviewer nor any of its affiliates may make any investment in any class of certificates; provided, however, that such prohibition will not apply to (i) riskless principal transactions effected by a broker dealer affiliate of the asset representations reviewer or (ii) investments by an affiliate of the asset representations reviewer if the asset representations reviewer and such affiliate maintain policies and procedures that (A) segregate personnel involved in the activities of the asset representations reviewer under the PSA from personnel involved in such affiliate’s investment activities and (B) prevent such affiliate and its personnel from gaining access to information regarding the issuing entity and the asset representations reviewer and its

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personnel from gaining access to such affiliate’s information regarding its investment activities.

Delegation of Asset Representations Reviewer’s Duties

The asset representations reviewer may delegate its duties to agents or subcontractors in accordance with the PSA, however, the asset representations reviewer will remain obligated and primarily liable for any Asset Review required in accordance with the provisions of the PSA without diminution of such obligation or liability or related obligation or liability by virtue of such delegation or arrangements or by virtue of indemnification from any person acting as its agents or subcontractor to the same extent and under the same terms and conditions as if the asset representations reviewer alone were performing its obligations under the PSA.

Assignment of Asset Representations Reviewer’s Rights and Obligations

The asset representations reviewer may assign its rights and obligations under the PSA in connection with the sale or transfer of all or substantially all of its asset representations reviewer portfolio, provided that: (i) the purchaser or transferee accepting such assignment and delegation (A) is an Eligible Asset Representations Reviewer, organized and doing business under the laws of the United States of America, any state of the United States of America or the District of Columbia, authorized under such laws to perform the duties of the asset representations reviewer resulting from a merger, consolidation or succession that is permitted under the PSA, (B) executes and delivers to the trustee and the certificate administrator an agreement that contains an assumption by such person of the due and punctual performance and observance of each covenant and condition to be performed or observed by the asset representations reviewer under the PSA from and after the date of such agreement and (C) is not be a prohibited party under the PSA; (ii) the asset representations reviewer will not be released from its obligations under the PSA that arose prior to the effective date of such assignment and delegation; (iii) the rate at which each of the Asset Representations Reviewer Fee and the Asset Representations Reviewer Asset Review Fee (or any component thereof) is calculated may not exceed the rate then in effect; and (iv) the resigning asset representations reviewer will be required to be responsible for the reasonable costs and expenses of each other party hereto and the Rating Agencies in connection with such transfer. Upon acceptance of such assignment and delegation, the purchaser or transferee will be required to provide notice to each party to the PSA and then will be the successor asset representations reviewer hereunder.

Asset Representations Reviewer Termination Events

The following constitute asset representations reviewer termination events under the PSA (each, an “Asset Representations Reviewer Termination Event”) whether any such event is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body:

(i)                any failure by the asset representations reviewer to observe or perform in any material respect any of its covenants or agreements or the material breach of any of its representations or warranties under the PSA, which failure continues unremedied for a period of 30 days after the date on which written notice of such failure, requiring the same to be remedied, is given to the asset representations reviewer by the trustee or to the asset representations reviewer and the trustee by the holders of certificates evidencing at least [25]% of the Voting Rights;

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(ii)             any failure by the asset representations reviewer to perform its obligations set forth in the PSA in accordance with the Asset Review Standard in any material respect, which failure continues unremedied for a period of 30 days after the date written notice of such failure, requiring the same to be remedied, is given to the asset representations reviewer by any party to the PSA;

(iii)          any failure by the asset representations reviewer to be an Eligible Asset Representations Reviewer, which failure continues unremedied for a period of 30 days after the date written notice of such failure, requiring the same to be remedied, is given to the asset representations reviewer by any party to the PSA;

(iv)           a decree or order of a court or agency or supervisory authority having jurisdiction in the premises in an involuntary case under any present or future federal or state bankruptcy, insolvency or similar law for the appointment of a conservator or receiver or liquidator in any insolvency, readjustment of debt, marshaling of assets and liabilities or similar proceedings, or for the winding-up or liquidation of its affairs, has been entered against the asset representations reviewer, and such decree or order has remained in force undischarged or unstayed for a period of 60 days;

(v)              the asset representations reviewer consents to the appointment of a conservator or receiver or liquidator or liquidation committee in any insolvency, readjustment of debt, marshaling of assets and liabilities, voluntary liquidation, or similar proceedings of or relating to the asset representations reviewer or of or relating to all or substantially all of its property; or

(vi)           the asset representations reviewer admits in writing its inability to pay its debts generally as they become due, files a petition to take advantage of any applicable insolvency or reorganization statute, makes an assignment for the benefit of its creditors, or voluntarily suspends payment of its obligations.

Upon receipt by the certificate administrator of notice of the occurrence of any Asset Representations Reviewer Termination Event, the certificate administrator will be required to promptly provide written notice to all Certificateholders electronically by posting such notice on its internet website and by mail, unless the certificate administrator has received notice that such Asset Representations Reviewer Termination Event has been remedied.

Rights Upon Asset Representations Reviewer Termination Event

If an Asset Representations Reviewer Termination Event occurs, and in each and every such case, so long as such Asset Representations Reviewer Termination Event has not been remedied, then either the trustee (i) may or (ii) upon the written direction of Certificateholders evidencing at least [25]% of the Voting Rights (without regard to the application of any Appraisal Reduction Amounts) will be required to, terminate all of the rights and obligations of the asset representations reviewer under the PSA, other than rights and obligations accrued prior to such termination and other than indemnification rights (arising out of events occurring prior to such termination), by written notice to the asset representations reviewer. The asset representations reviewer is required to bear all reasonable costs and expenses of each other party to the PSA in connection with its termination for cause.

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Termination of the Asset Representations Reviewer Without Cause

Upon (i) the written direction of Certificateholders evidencing not less than [25]% of the Voting Rights (without regard to the application of any Appraisal Reduction Amounts) requesting a vote to terminate and replace the asset representations reviewer with a proposed successor asset representations reviewer that is an Eligible Asset Representations Reviewer, and (ii) payment by such holders to the certificate administrator of the reasonable fees and expenses to be incurred by the certificate administrator in connection with administering such vote, the certificate administrator will promptly provide notice to all Certificateholders and the asset representations reviewer of such request by posting such notice on its internet website, and by mailing to all Certificateholders and the asset representations reviewer. Upon the written direction of Certificateholders evidencing at least [75]% of a Certificateholder Quorum (without regard to the application of any Appraisal Reduction Amounts), the trustee will terminate all of the rights and obligations of the asset representations reviewer under the PSA (other than any rights or obligations that accrued prior to the date of such termination and other than indemnification rights (arising out of events occurring prior to such termination)) by written notice to the asset representations reviewer, and the proposed successor asset representations reviewer will be appointed.

[In the event that holders of the certificates evidencing at least 75% of a Certificateholder Quorum elect to remove the asset representations reviewer without cause and appoint a successor, the successor asset representations reviewer will be responsible for all expenses necessary to effect the transfer of responsibilities from its predecessor.]

Resignation of Asset Representations Reviewer

The asset representations reviewer may at any time resign by giving written notice to the other parties to the PSA. In addition, the asset representations reviewer will at all times be, and will be required to resign if it fails to be an Eligible Asset Representations Reviewer by giving written notice to the other parties. Upon such notice of resignation, the depositor will be required to promptly appoint a successor asset representations reviewer that is an Eligible Asset Representations Reviewer. No resignation of the asset representations reviewer will be effective until a successor asset representations reviewer that is an Eligible Asset Representations Reviewer has been appointed and accepted the appointment. If no successor asset representations reviewer has been so appointed and accepted the appointment within 30 days after the notice of resignation, the resigning asset representations reviewer may petition any court of competent jurisdiction for the appointment of a successor asset representations reviewer that is an Eligible Asset Representations Reviewer. The resigning asset representations reviewer must pay all costs and expenses associated with the transfer of its duties.

Asset Representations Reviewer Compensation

Certain fees will be payable to the asset representations reviewer, and the asset representations reviewer will be entitled to be reimbursed for certain expenses, as described under “Pooling and Servicing Agreement—Servicing and Other Compensation and Payment of Expenses”.

Replacement of Special Servicer Without Cause

Except as limited by certain conditions described below and subject to the rights of the holder of the related Companion Loan (or in the case of an AB Whole Loan, the Loan Specific Directing Certificateholder) under the related Intercreditor Agreement, the special servicer may generally be replaced, prior to the occurrence and continuance of a Control

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Termination Event, at any time and without cause, by the Directing Certificateholder so long as, among other things, the Directing Certificateholder provides a replacement special servicer that meets the requirements of the PSA, including that the trustee and the certificate administrator receive a Rating Agency Confirmation from each Rating Agency and that such replacement special servicer may not be the asset representations reviewer or any of its affiliates. The reasonable fees and out-of-pocket expenses of any such termination incurred by the Directing Certificateholder without cause (including the costs of obtaining a Rating Agency Confirmation) will be paid by the holders of the Controlling Class.

After the occurrence and during the continuance of a Control Termination Event, upon (i) the written direction of holders of Principal Balance Certificates and Class [EC] certificates evidencing not less than 25% of the Voting Rights (taking into account the application of any Appraisal Reduction Amounts to notionally reduce the Certificate Balances) of the Principal Balance Certificates and Class [EC] certificates requesting a vote to replace the special servicer with a new special servicer, (ii) payment by such holders to the certificate administrator of the reasonable fees and expenses (including any legal fees and any Rating Agency fees and expenses) to be incurred by the certificate administrator in connection with administering such vote (which fees and expenses will not be additional trust fund expenses), and (iii) delivery by such holders to the certificate administrator and the trustee of Rating Agency Confirmation from each Rating Agency (such Rating Agency Confirmation will be obtained at the expense of those holders of certificates requesting such vote), the certificate administrator will be required to post notice of the same on the certificate administrator’s website and concurrently by mail and conduct the solicitation of votes of all certificates in such regard, which such vote must occur within 180 days of the posting of such notice. Upon the written direction of holders of Principal Balance Certificates and Class [EC] certificates evidencing at least 66-2/3% of a Certificateholder Quorum, the trustee will be required to terminate all of the rights and obligations of the special servicer under the PSA and appoint the successor special servicer (which must be a Qualified Replacement Special Servicer) designated by such Certificateholders, subject to indemnification, right to outstanding fees, reimbursement of Advances and other rights set forth in the PSA, which survive such termination. The certificate administrator will include on each Distribution Date statement a statement that each Certificateholder may access such notices via the certificate administrator’s website and that each Certificateholder may register to receive electronic mail notifications when such notices are posted thereon.

A “Certificateholder Quorum” means, in connection with any solicitation of votes in connection with the replacement of the special servicer or the asset representations reviewer described above, the holders of certificates evidencing at least 50% of the aggregate Voting Rights (taking into account the application of Realized Losses and, other than with respect to the termination of the asset representations reviewer, the application of any Appraisal Reduction Amounts to notionally reduce the Certificate Balance of the certificates) of all Principal Balance Certificates and Class [EC] certificates on an aggregate basis.

Notwithstanding the foregoing, if the special servicer obtains knowledge that it is a Borrower Party with respect to any Mortgage Loan or Serviced Whole Loan (any such Mortgage Loan or Serviced Whole Loan, an “Excluded Special Servicer Loan”), the special servicer will be required to resign as special servicer of that Excluded Special Servicer Loan. Prior to the occurrence and continuance of a Control Termination Event, if the applicable Excluded Special Servicer Loan is not also an Excluded Loan, the Controlling Class Certificateholders or the Directing Certificateholder on its behalf will be required to select a successor special servicer that is not a Borrower Party in accordance with the terms of the PSA (the “Excluded Special Servicer”) for the related Excluded Special Servicer Loan, and

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will be entitled to replace such Excluded Special Servicer at any time, with or without cause. After the occurrence and during the continuance of a Control Termination Event or if at any time the applicable Excluded Special Servicer Loan is also an Excluded Loan, the resigning special servicer will be required to use reasonable efforts to select the related Excluded Special Servicer. The special servicer will not have any liability with respect to the actions or inactions of the applicable Excluded Special Servicer or with respect to the identity of the applicable Excluded Special Servicer. It will be a condition to any such appointment that (i) the Rating Agencies confirm that the appointment would not result in a qualification, downgrade or withdrawal of any of their then-current ratings of the certificates and the equivalent from each NRSRO hired to provide ratings with respect to any class of securities backed, wholly or partially, by any Serviced Pari Passu Companion Loan, (ii) the applicable Excluded Special Servicer is a Qualified Replacement Special Servicer and (iii) the applicable Excluded Special Servicer delivers to the depositor and the certificate administrator and any applicable depositor and applicable certificate administrator of any other securitization, if applicable, that contains a Serviced Pari Passu Companion Loan, the information, if any, required pursuant to Item 6.02 of the Form 8-K regarding itself in its role as Excluded Special Servicer.

If at any time the special servicer is no longer a Borrower Party (including, without limitation, as a result of the related Mortgaged Property becoming an REO Property) with respect to an Excluded Special Servicer Loan, (1) the related Excluded Special Servicer will be required to resign, (2) the related Mortgage Loan or Serviced Whole Loan will no longer be an Excluded Special Servicer Loan, (3) the special servicer will become the special servicer again for such related Mortgage Loan or Serviced Whole Loan and (4) the special servicer will be entitled to all special servicing compensation with respect to such Mortgage Loan or Serviced Whole Loan earned during such time on and after such Mortgage Loan or Serviced Whole Loan is no longer an Excluded Special Servicer Loan.

The applicable Excluded Special Servicer will be required to perform all of the obligations of the special servicer for the related Excluded Special Servicer Loan and will be entitled to all special servicing compensation with respect to such Excluded Special Servicer Loan earned during such time as the related Mortgage Loan or Serviced Whole Loan is an Excluded Special Servicer Loan (provided that the special servicer will remain entitled to all other special servicing compensation with respect to all Mortgage Loans and Serviced Whole Loans that are not Excluded Special Servicer Loans during such time).

A “Qualified Replacement Special Servicer” is a replacement special servicer that [(i) satisfies all of the eligibility requirements applicable to special servicers in the PSA, (ii) is not the operating advisor, the asset representations reviewer or an affiliate of the operating advisor or the asset representations reviewer (and, if appointed by the Directing Certificateholder or with the approval of the requisite vote of certificateholders following the operating advisor’s recommendation to replace the special servicer as described in [“—Replacement of the Special Servicer After Operating Advisor Recommendation and Certificateholder Vote” below], is not the originally replaced special servicer or its affiliate), (iii) is not obligated to pay the operating advisor (x) any fees or otherwise compensate the operating advisor in respect of its obligations under the PSA, or (y) for the appointment of the successor special servicer or the recommendation by the operating advisor for the replacement special servicer to become the special servicer, (iv) is not entitled to receive any compensation from the operating advisor other than compensation that is not material and is unrelated to the operating advisor’s recommendation that such party be appointed as the replacement special servicer, (v) is not entitled to receive any fee from the operating advisor for its appointment as successor special servicer, in each case, unless expressly approved by 100% of the Certificateholders, [(vi)(A) confirms in writing that it was

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appointed to act as, and currently serves as, special servicer on a transaction level basis on the closing date of a commercial mortgage backed securitization with respect to which [NAME OF RATING AGENCY] rated one or more classes of certificates and one or more of such classes of certificates are still outstanding and rated by [NAME OF RATING AGENCY] and (B) is not a special servicer that has been publicly cited by [NAME OF RATING AGENCY] as having servicing concerns as the sole or material factor in any qualification, downgrade or withdrawal of the ratings (or placement on “watch status” in contemplation of a ratings downgrade or withdrawal) of securities in a transaction serviced by the applicable servicer prior to the time of determination, (vii) currently has a special servicer rating of at least [SPECIFIC MINIMUM RATING] from [NAME OF RATING AGENCY] and (viii) is currently acting as a special servicer that has been publicly cited by [NAME OF RATING AGENCY] as having servicing concerns as the sole or a material factor in any qualification, downgrade or withdrawal of the ratings (or placement on “watch status” in contemplation of a ratings downgrade or withdrawal) of securities in a transaction serviced by the applicable servicer prior to the time of determination].

[THE FOLLOWING TWO PARAGRAPHS ARE APPLICABLE TO OFFERINGS OTHER THAN FOR TRANSACTIONS THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THE PURCHASE OF AN ELIGIBLE HORIZONTAL RESIDUAL INTEREST BY A THIRD PARTY PURCHASER:]

[In addition, after the occurrence of a Consultation Termination Event, if the operating advisor determines that the special servicer is not performing its duties as required under the PSA or is otherwise not acting in accordance with the Servicing Standard, the operating advisor will have the right to recommend the replacement of the special servicer. In such event, the operating advisor will be required to deliver to the trustee and the certificate administrator, with a copy to the special servicer, a written recommendation detailing the reasons supporting its position (along with relevant information justifying its recommendation) and recommending a suggested replacement special servicer (which must be a Qualified Replacement Special Servicer). The certificate administrator will be required to notify each Certificateholder of the recommendation and post it on the certificate administrator’s internet website, and to conduct the solicitation of votes with respect to such recommendation.

The operating advisor’s recommendation to replace the special servicer must be confirmed by an affirmative vote of holders of Principal Balance Certificates and Class [EC] certificates evidencing at least a majority of the aggregate Voting Rights (taking into account the application of any Appraisal Reduction Amounts to notionally reduce the respective Certificate Balances) of all Principal Balance Certificates and Class [EC] certificates on an aggregate basis. In the event the holders of such Principal Balance Certificates and Class [EC] certificates elect to remove and replace the special servicer, the certificate administrator will be required to receive a Rating Agency Confirmation from each of the Rating Agencies at that time. In the event the certificate administrator receives a Rating Agency Confirmation from each of the Rating Agencies (and the successor special servicer agrees to be bound by the terms of the PSA), the trustee will then be required to terminate all of the rights and obligations of the special servicer under the PSA and to appoint the successor special servicer approved by the Certificateholders, provided that such successor special servicer is a Qualified Replacement Special Servicer, subject to the terminated special servicer’s rights to indemnification, payment of outstanding fees, reimbursement of Advances and other rights set forth in the PSA that survive termination. The reasonable out-of-pocket costs and expenses (including reasonable legal fees and expenses of outside counsel) associated with obtaining such Rating Agency Confirmations and administering the vote of the applicable holders of the Principal Balance Certificates and

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Class [EC] certificates and the operating advisor’s identification of a Qualified Replacement Special Servicer will be an additional trust fund expense. [Notwithstanding the foregoing, the operating advisor will not be permitted to recommend the replacement of the special servicer with respect to an AB Whole Loan unless an AB Control Appraisal Period has occurred and is continuing with respect to an AB Whole Loan under the related Intercreditor Agreement.] [See “Description of the Mortgage Pool—The Whole Loans—The Serviced AB Whole Loan”.]]

[THE FOLLOWING TWO PARAGRAPHS ARE APPLICABLE TO OFFERINGS THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THE PURCHASE OF AN ELIGIBLE HORIZONTAL RESIDUAL INTEREST BY A THIRD PARTY PURCHASER]

[In addition, if the operating advisor determines, in its sole discretion exercised in good faith, that (1) the special servicer is not performing its duties as required under the PSA or is otherwise not acting in accordance with the Servicing Standard and (2) the replacement of the special servicer would be in the best interest of the certificateholders as a collective whole, then the operating advisor will have the right to recommend the replacement of the special servicer. In such event, the operating advisor will be required to deliver to the trustee and the certificate administrator, with a copy to the special servicer, a written report detailing the reasons supporting its recommendation (along with relevant information justifying its recommendation) and recommending a suggested replacement special servicer (which must be a Qualified Replacement Special Servicer). The certificate administrator will be required to notify each Certificateholder of the recommendation and post the related report on the certificate administrator’s internet website, and to conduct the solicitation of votes with respect to such recommendation.

The operating advisor’s recommendation to replace the special servicer must be confirmed by an affirmative vote of holders of Principal Balance Certificates and Class [EC] certificates evidencing at least a majority of a quorum of certificateholders (which, for this purpose, is the holders of certificates that (i) evidence at least 20% of the Voting Rights (taking into account the application of any Appraisal Reduction Amounts to notionally reduce the respective Certificate Balances) of all Principal Balance Certificates and Class [EC] certificates on an aggregate basis, and (ii) consist of at least three Certificateholders or Certificate Owners that are not affiliated with each other). In the event the holders of such Principal Balance Certificates and Class [EC] certificates evidencing at least a majority of a quorum of Certificateholders elect to remove and replace the special servicer, the certificate administrator will be required to receive a Rating Agency Confirmation from each of the Rating Agencies at that time. In the event the certificate administrator receives a Rating Agency Confirmation from each of the Rating Agencies (and the successor special servicer agrees to be bound by the terms of the PSA), the trustee will then be required to terminate all of the rights and obligations of the special servicer under the PSA and to appoint the successor special servicer approved by the holders of Certificates evidencing at least a majority of a quorum of Certificateholders, provided that such successor special servicer is a Qualified Replacement Special Servicer, subject to the terminated special servicer’s rights to indemnification, payment of outstanding fees, reimbursement of Advances and other rights set forth in the PSA that survive termination. The reasonable out-of-pocket costs and expenses associated with obtaining such Rating Agency Confirmations and administering the vote of the applicable holders of the Principal Balance Certificates and Class [EC] certificates and the operating advisor’s identification of a Qualified Replacement Special Servicer will be an additional trust fund expense. [Notwithstanding the foregoing, the operating advisor will not be permitted to recommend the replacement of the special servicer with respect to an AB Whole Loan unless an AB Control Appraisal Period has occurred and is continuing with

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respect to an AB Whole Loan under the related Intercreditor Agreement.] [See “Description of the Mortgage Pool—The Whole Loans—The Serviced AB Whole Loan”.]]

In any case, the trustee will notify the outgoing special servicer promptly of the effective date of its termination. Any replacement special servicer recommended by the operating advisor must be a Qualified Replacement Special Servicer.

No appointment of a special servicer will be effective until the depositor or the depositor for the securitization of a Companion Loan has filed any required Exchange Act filings related to the removal and replacement of the special servicer.

Notwithstanding the foregoing, the Certificateholders’ direction to replace the special servicer will not apply to an AB Whole Loan unless an AB Control Appraisal Period has occurred and is continuing with respect to an AB Whole Loan under the related Intercreditor Agreement. The Subordinate Companion Loan holder (or Loan Specific Directing Certificateholder in the case of the Trust Subordinate Companion Loan), will have the right, prior to the occurrence and continuance of an AB Control Appraisal Period, to replace the special servicer solely with respect to an AB Whole Loan. See “Description of the Mortgage Pool—The Whole Loans—The Serviced AB Whole Loan”.

With respect to the Non-Serviced Whole Loan, the related Non-Serviced Special Servicer may be removed, and a successor special servicer appointed at any time by the Non-Serviced Directing Certificateholder appointed under the Non-Serviced PSA (and not by the Directing Certificateholder for this transaction) to the extent set forth in the Non-Serviced PSA and the related Intercreditor Agreement for such Non-Serviced Whole Loan. See “Description of the Mortgage Pool—The Whole Loans—The Non-Serviced Whole Loan” and “—Servicing of the Non-Serviced Mortgage Loan” below.

Termination of Master Servicer and Special Servicer for Cause

Servicer Termination Events

A “Servicer Termination Event” under the PSA with respect to the master servicer or the special servicer, as the case may be, will include, without limitation:

(a)  (i) any failure by the master servicer to make a required deposit to the Collection Account or remit to the companion paying agent for deposit into the related companion loan distribution account on the day and by the time such deposit or remittance was first required to be made, which failure is not remedied within one business day, or (ii) any failure by the master servicer to deposit into, or remit to the certificate administrator for deposit into, the Distribution Account any amount required to be so deposited or remitted, which failure is not remedied by 11:00 a.m. New York City time on the relevant Distribution Date;

(b)  any failure by the special servicer to deposit into the REO Account within one business day after the day such deposit is required to be made, or to remit to the master servicer for deposit in the Collection Account, or any other account required under the PSA, any such deposit or remittance required to be made by the special servicer pursuant to, and at the time specified by, the PSA;

(c)  any failure by the master servicer or the special servicer duly to observe or perform in any material respect any of its other covenants or obligations under the PSA, which failure continues unremedied for [30] days (or (i) with respect to any year that a report on Form 10-K is required to be filed, five business days in the case of the master servicer’s or special servicer’s, as applicable, obligations regarding Exchange Act

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reporting required under the PSA and compliance with Regulation AB, (ii) [15] days in the case of the master servicer’s failure to make a Servicing Advance or (iii) [15] days in the case of a failure to pay the premium for any property insurance policy required to be maintained under the PSA) after written notice of the failure has been given to the master servicer or the special servicer, as the case may be, by any other party to the PSA, or to the master servicer or the special servicer, as the case may be, with a copy to each other party to the related PSA, by Certificateholders of any class, evidencing as to that class, Percentage Interests aggregating not less than [25]% or, with respect to a Serviced Whole Loan, by the holder of the related Serviced Companion Loan; provided, however, that if that failure is capable of being cured and the master servicer or the special servicer, as the case may be, is diligently pursuing that cure, that [30]-day period will be extended an additional [30] days; provided, further, however, that such extended period will not apply to the obligations regarding Exchange Act reporting;

(d)  any breach on the part of the master servicer or the special servicer of any representation or warranty in the PSA that materially and adversely affects the interests of any class of Certificateholders or holders of any Serviced Companion Loan and that continues unremedied for a period of [30] days after the date on which notice of that breach, requiring the same to be remedied, will have been given to the master servicer or the special servicer, as the case may be, by the depositor, the certificate administrator or the trustee, or to the master servicer, the special servicer, the depositor, the certificate administrator and the trustee by the Certificateholders of any class, evidencing as to that class, Percentage Interests aggregating not less than [25]% or, with respect to a Serviced Whole Loan, by the holder of the related Serviced Companion Loan; provided, however, that if that breach is capable of being cured and the master servicer or the special servicer, as the case may be, is diligently pursuing that cure, that [30]-day period will be extended an additional [30] days;

(e)  certain events of insolvency, readjustment of debt, marshaling of assets and liabilities or similar proceedings in respect of or relating to the master servicer or the special servicer, and certain actions by or on behalf of the master servicer or the special servicer indicating its insolvency or inability to pay its obligations;

(f)   either of [NAME OF RATING AGENCY] or [NAME OF RATING AGENCY] (i) has qualified, downgraded or withdrawn its rating or ratings of one or more classes of certificates, or (ii) has placed one or more classes of certificates on “watch status” in contemplation of a ratings downgrade or withdrawal (and in the case of clause (i) and (ii), such action has not been withdrawn by [NAME OF RATING AGENCY] or [NAME OF RATING AGENCY] within 60 days of such actual knowledge by the master servicer or the special servicer, as the case may be) and, in the case of either of clauses (i) or (ii), cited servicing concerns with the master servicer or the special servicer, as the case may be, as the sole or a material factor in such action; or

(g)  the master servicer or the special servicer is no longer rated at least [INSERT MINIMUM RATING] or [INSERT MINIMUM RATING], respectively, by [NAME OF RATING AGENCY] and such master servicer or special servicer is not reinstated to at least that rating within [60] days of the delisting.

Rights Upon Servicer Termination Event

If a Servicer Termination Event occurs with respect to the master servicer or the special servicer under the PSA, then, so long as the Servicer Termination Event remains unremedied, the depositor or the trustee will be authorized, and at the written direction of (i) Certificateholders entitled to 25% of the Voting Rights, (ii) for so long as a Control

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Termination Event has not occurred and is not continuing, the Directing Certificateholder (solely with respect to the special servicer) and other than with respect to an Excluded Loan [or (iii) the Risk Retention Consultation Party (solely with respect to the special servicer and other than with respect to a mortgage loan with respect to which the Risk Retention Consultation Party is a Borrower Party)], the trustee will be required to terminate all of the rights and obligations of the defaulting party as master servicer or the special servicer, as the case may be (other than certain rights in respect of indemnification and certain items of servicing compensation), under the PSA. The trustee will then succeed to all of the responsibilities, duties and liabilities of the defaulting party as master servicer or special servicer, as the case may be, under the PSA and will be entitled to similar compensation arrangements. If the trustee is unwilling or unable to so act, it may (or, at the written request of Certificateholders entitled to 25% of the Voting Rights, or, for so long as a Control Termination Event has not occurred and is not continuing and other than with respect to an Excluded Loan, the Directing Certificateholder, it will be required to) appoint, or petition a court of competent jurisdiction to appoint, a loan servicing institution or other entity, [subject to the trustee’s receipt of a Rating Agency Confirmation from each of the Rating Agencies] and, for so long as a Control Termination Event has not occurred and is not continuing and other than with respect to an Excluded Loan, that has been approved by the Directing Certificateholder, which approval may not be unreasonably withheld. In addition, the asset representations reviewer or any of its affiliates may not be appointed as a successor master servicer or special servicer.

Notwithstanding anything to the contrary contained in the section described above, if a Servicer Termination Event on the part of the special servicer remains unremedied and affects the holder of a Serviced Pari Passu Companion Loan, and the special servicer has not otherwise been terminated, the holder of such Serviced Pari Passu Companion Loan (or, if applicable, the related trustee, acting at the direction of the related directing certificateholder (or similar entity)) will be entitled to direct the trustee to terminate the special servicer solely with respect to the related Serviced Pari Passu Mortgage Loan. The appointment (or replacement) of a special servicer with respect to a Serviced Whole Loan will in any event be subject to Rating Agency Confirmation from each Rating Agency. A replacement special servicer will be selected by the trustee or, prior to a Control Termination Event, by the Directing Certificateholder; provided, however, that any successor special servicer appointed to replace the special servicer with respect to a Serviced Pari Passu Mortgage Loan cannot at any time be the person (or an affiliate of such person) that was terminated at the direction of the holder of the related Serviced Pari Passu Companion Loan, without the prior written consent of such holder of the related Serviced Pari Passu Companion Loan.

Notwithstanding anything to the contrary contained in the section described above, if a servicer termination event on the part of the special servicer under the Non-Serviced PSA entered into in connection with the securitization of the Non-Serviced Companion Loan (the special servicer), the Non-Serviced Special Servicer remains unremedied and affects the holder of the Non-Serviced Mortgage Loan, and the Non-Serviced Special Servicer has not otherwise been terminated, the trustee, acting at the direction of the Directing Certificateholder, will be entitled to direct the Non-Serviced Trustee to terminate the Non-Serviced Special Servicer solely with respect to the Non-Serviced Whole Loan, and a successor will be appointed in accordance with the Non-Serviced PSA.

In addition, notwithstanding anything to the contrary contained in the section described above, if the master servicer receives notice of termination solely due to a Servicer Termination Event described in clauses [(f)] or [(g)] under “—Termination of Master Servicer and Special Servicer for Cause—Servicer Termination Events” above, and prior to

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being replaced as described in the second preceding paragraph, the master servicer will have 45 days after receipt of the notice of termination to find, and sell its rights and obligations to, a successor master servicer that meets the requirements of a master servicer under the PSA; provided that the Rating Agencies have each provided a Rating Agency Confirmation. The termination of the master servicer will be effective when such successor master servicer has succeeded the terminated master servicer, as successor master servicer and such successor master servicer has assumed the terminated master servicer’s servicing obligations and responsibilities under the PSA. If a successor has not entered into the PSA as successor master servicer within 45 days after notice of the termination of the master servicer, the master servicer will be replaced by the trustee as described above.

Notwithstanding the foregoing, (1) if any Servicer Termination Event on the part of the master servicer affects a Serviced Companion Loan, the related holder of a Serviced Companion Loan or the rating on any class of certificates backed, wholly or partially, by any Serviced Companion Loan, and if the master servicer is not otherwise terminated, or (2) if a Servicer Termination Event on the part of the master servicer affects only a Serviced Companion Loan, the related holder of a Serviced Companion Loan or the rating on any class of certificates backed, wholly or partially, by any Serviced Companion Loan, then the master servicer may not be terminated by or at the direction of the related holder of such Serviced Companion Loan or the holders of any certificates backed, wholly or partially, by such Serviced Companion Loan, but upon the written direction of the related holder of such Serviced Companion Loan, the master servicer will be required to appoint a sub-servicer that will be responsible for servicing the related Serviced Whole Loan.

Further, if replaced as a result of a Servicer Termination Event, the master servicer or special servicer, as the case may be, will be responsible for the costs and expenses associated with the transfer of its duties.

Waiver of Servicer Termination Event

The Certificateholders representing at least [___]% of the Voting Rights allocated to certificates affected by any Servicer Termination Event may waive such Servicer Termination Event within twenty (20) days of the receipt of notice from the certificate administrator of the occurrence of such Servicer Termination Event; provided, however, that a Servicer Termination Event under clause [(a), (b), (f) or (g)] of the definition of “Servicer Termination Event” may be waived only by all of the Certificateholders of the affected classes and a Servicer Termination Event under clause [(c)] of the definition of “Servicer Termination Event” may be waived only with the consent of [the depositor]. Upon any such waiver of a Servicer Termination Event, such Servicer Termination Event will cease to exist and will be deemed to have been remedied. Upon any such waiver of a Servicer Termination Event by Certificateholders, the trustee and the certificate administrator will be entitled to recover all costs and expenses incurred by it in connection with enforcement action taken with respect to such Servicer Termination Event prior to such waiver from the issuing entity.

Resignation of the Master Servicer and the Special Servicer

The PSA permits the master servicer and the special servicer to resign from their respective obligations only upon (a) the appointment of, and the acceptance of the appointment by, a successor and receipt by the certificate administrator and the trustee of a Rating Agency Confirmation from each of the Rating Agencies and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Serviced Companion Loan (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation required under the PSA may be

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considered satisfied with respect to the certificates as described in this prospectus); and, as to the special servicer only, for so long as a Control Termination Event has not occurred and is not continuing, the approval of such successor by the Directing Certificateholder, which approval will not be unreasonably withheld or (b) a determination that their respective obligations are no longer permissible with respect to the master servicer or the special servicer, as the case may be, under applicable law. In the event that the master servicer or special servicer resigns as a result of the determination that their respective obligations are no longer permissible under applicable law, the trustee will then succeed to all of the responsibilities, duties and liabilities of the defaulting party as master servicer or special servicer, as the case may be, under the PSA and will be entitled to similar compensation arrangements. If the trustee is unwilling or unable to so act, it may appoint, or petition a court of competent jurisdiction to appoint, a loan servicing institution or other entity, [subject to the trustee’s receipt of a Rating Agency Confirmation from each of the Rating Agencies.]

No resignation will become effective until the trustee or other successor has assumed the obligations and duties of the resigning master servicer or special servicer, as the case may be, under the PSA. Further, the resigning master servicer or special servicer, as the case may be, must pay all costs and expenses associated with the transfer of its duties. Other than as described under “—Termination of Master Servicer and Special Servicer for Cause—Servicer Termination Events” above, in no event will the master servicer or the special servicer have the right to appoint any successor master servicer or special servicer if such master servicer or special servicer, as applicable, is terminated or removed pursuant to the PSA. In addition, the PSA will prohibit the appointment of the asset representations reviewer, the operating advisor or one of their respective affiliates as successor to the master servicer or the special servicer.

Limitation on Liability; Indemnification

The PSA will provide that none of the master servicer (including in its capacity as the paying agent for any Companion Loan), the special servicer, the depositor, the operating advisor, the asset representations reviewer or any partner, shareholder, member, manager, director, officer, employee or agent of any of them will be under any liability to the issuing entity, Certificateholders or holders of the related Companion Loan, as applicable, for any action taken, or not taken, in good faith pursuant to the PSA or for errors in judgment; provided, however, that none of the master servicer (including in its capacity as the paying agent for any Companion Loan), the special servicer, the depositor, the operating advisor, the asset representations reviewer or similar person will be protected against any breach of a representation or warranty made by such party, as applicable, in the PSA or any liability that would otherwise be imposed by reason of willful misconduct, bad faith or negligence in the performance of obligations or duties under the PSA or by reason of negligent disregard of such obligations and duties. The PSA will also provide that the master servicer (including in its capacity as the paying agent for any Companion Loan), the special servicer, the depositor, the operating advisor, the asset representations reviewer and their respective affiliates and any partner, shareholder, member, manager, director, officer, employee or agent of any of them will be entitled to indemnification by the issuing entity against any claims, losses, penalties, fines, forfeitures, reasonable legal fees and related costs, judgments, and other costs, liabilities, fees and expenses incurred in connection with any legal action or claim that relates to the PSA, the Mortgage Loans, any related Companion Loan or the certificates; provided, however, that the indemnification will not extend to any loss, liability or expense incurred in connection with any breach of a representation or warranty made by such party, as applicable, in the PSA or incurred by reason of willful misconduct, bad faith or negligence in the performance of obligations or duties under the

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PSA, by reason of negligent disregard of such party’s obligations or duties, or in the case of the depositor and any of its partners, shareholders, directors, officers, members, managers, employees and agents, any violation by any of them of any state or federal securities law. In addition, absent actual fraud (as determined by a final non-appealable court order), neither the trustee nor the certificate administrator will be liable for special, punitive, indirect or consequential loss or damage of any kind whatsoever (including but not limited to lost profits), even if the trustee or the certificate administrator has been advised of the likelihood of such loss or damage and regardless of the form of action. The PSA will also provide that any related master servicer, depositor, special servicer, operating advisor (or the equivalent), asset representations reviewer or trustee under the Non-Serviced PSA with respect to the Non-Serviced Companion Loan and any partner, director, officer, shareholder, member, manager, employee or agent of any of them will be entitled to indemnification by the issuing entity and held harmless against the issuing entity’s pro rata share of any and all claims, losses, penalties, fines, forfeitures, legal fees and related costs, judgments and any other costs, liabilities, fees and expenses incurred in connection with servicing and administration of such Non-Serviced Mortgage Loan and the non-serviced Mortgaged Property under the Non-Serviced PSA or the PSA (as and to the same extent the securitization trust formed under the Non-Serviced PSA is required to indemnify such parties in respect of other Mortgage Loans in the securitization trust formed under the Non-Serviced PSA pursuant to the terms of the Non-Serviced PSA).

The PSA will provide that the trustee and the certificate administrator will not be liable for any failure or delay in the performance of their obligations thereunder due to force majeure or acts of God (so long as the failure or delay are not also caused by such party’s own negligence or willful misconduct). While precise impact of such an event is unknown, it could impact trustee’s or the certificate administrator’s payment and reporting systems, among other things.

In addition, the PSA will provide that none of the master servicer (including in its capacity as the paying agent for any Companion Loans), the special servicer, the depositor or operating advisor will be under any obligation to appear in, prosecute or defend any legal action that is not incidental to its respective responsibilities under the PSA or that in its opinion may involve it in any expense or liability not reimbursed by the issuing entity. However, each of the master servicer, the special servicer, the depositor and the operating advisor will be permitted, in the exercise of its discretion, to undertake any action that it may deem necessary or desirable with respect to the enforcement and/or protection of the rights and duties of the parties to the PSA and the interests of the Certificateholders (and, in the case of a Serviced Whole Loan, the rights of the Certificateholders and the holders of the related Serviced Companion Loan (as a collective whole), taking into account the subordinate or pari passu nature of such Serviced Companion Loan) under the PSA; provided, however, that if a Serviced Whole Loan and/or the holder of the related Companion Loan are involved, such expenses, costs and liabilities will be payable out of funds related to such Serviced Whole Loan in accordance with the related Intercreditor Agreement and will also be payable out of the other funds in the Collection Account if amounts on deposit with respect to such Serviced Whole Loan are insufficient therefor. If any such expenses, costs or liabilities relate to a Mortgage Loan, Companion Loan, then any subsequent recovery on that Mortgage Loan or Companion Loan, as applicable, will be used to reimburse the issuing entity for any amounts advanced for the payment of such expenses, costs or liabilities. In that event, the legal expenses and costs of the action, and any liability resulting from the action, will be expenses, costs and liabilities of the issuing entity, and the master servicer (including in its capacity as the paying agent for any Companion Loans), the special servicer, the depositor, the asset representations reviewer or

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the operating advisor, as the case may be, will be entitled to be reimbursed out of the Collection Account for the expenses.

Pursuant to the PSA, the master servicer and the special servicer will each be required to maintain a fidelity bond and errors and omissions policy or their equivalent that provides coverage against losses that may be sustained as a result of an officer’s or employee’s misappropriation of funds or errors and omissions, subject to certain limitations as to amount of coverage, deductible amounts, conditions, exclusions and exceptions permitted by the PSA. Notwithstanding the foregoing, the master servicer and the special servicer will be allowed to self-insure with respect to an errors and omissions policy and a fidelity bond so long as certain conditions set forth in the PSA are met.

Any person into which the master servicer, the special servicer, the depositor, operating advisor, asset representations reviewer may be merged or consolidated, or any person resulting from any merger or consolidation to which the master servicer, the special servicer, the depositor, operating advisor or asset representations reviewer is a party, or any person succeeding to the business of the master servicer, the special servicer, the depositor, operating advisor or asset representations reviewer, will be the successor of the master servicer, the special servicer, the depositor, operating advisor or asset representations reviewer, as the case may be, under the PSA. The master servicer, the special servicer, the operating advisor and the asset representations reviewer may have other normal business relationships with the depositor or the depositor’s affiliates.

The trustee and the certificate administrator make no representations as to the validity or sufficiency of the PSA (other than as to it being a valid obligation of the trustee and the certificate administrator), the certificates, the Mortgage Loans, this prospectus (other than as to the accuracy of the information provided by the trustee and the certificate administrator as set forth above) or any related documents and will not be accountable for the use or application by or on behalf of the master servicer or the special servicer of any funds paid to the master servicer or any special servicer in respect of the certificates or the Mortgage Loans, or any funds deposited into or withdrawn from the Collection Account or any other account by or on behalf of the master servicer or any special servicer. The PSA provides that no provision of such agreement will be construed to relieve the trustee and the certificate administrator from liability for their own negligent action, their own negligent failure to act or their own willful misconduct or bad faith.

The PSA provides that neither the trustee nor the certificate administrator, as applicable, will be liable for an error of judgment made in good faith by a responsible officer of the trustee or the certificate administrator, unless it is proven that the trustee or the certificate administrator, as applicable, was negligent in ascertaining the pertinent facts. In addition, neither the trustee nor the certificate administrator, as applicable, will be liable with respect to any action taken, suffered or omitted to be taken by it in good faith in accordance with the direction of holders of certificates entitled to greater than 25% of the percentage interest of each affected class, or of the aggregate Voting Rights of the certificates, relating to the time, method and place of conducting any proceeding for any remedy available to the trustee and the certificate administrator, or exercising any trust or power conferred upon the trustee and the certificate administrator, under the PSA (unless a higher percentage of Voting Rights is required for such action).

The trustee and the certificate administrator and any director, officer, employee, representative or agent of the trustee and the certificate administrator, will be entitled to indemnification by the issuing entity, to the extent of amounts held in the Collection Account, the Loan-Specific REMIC Distribution Account or the Lower-Tier REMIC Distribution Account from time to time, for any loss, liability, damages, claims or unanticipated expenses

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(including reasonable attorneys’ fees and expenses) arising out of or incurred by the trustee or the certificate administrator in connection with their participation in the transaction and any act or omission of the trustee or the certificate administrator relating to the exercise and performance of any of the powers and duties of the trustee and the certificate administrator (including in any capacities in which they serve, e.g., paying agent, [REMIC administrator,] authenticating agent, custodian, certificate registrar and [17g-5 Information Provider]) under the PSA. However, the indemnification will not extend to any loss, liability or expense that constitutes a specific liability imposed on the trustee or the certificate administrator pursuant to the PSA, or to any loss, liability or expense incurred by reason of willful misconduct, bad faith or negligence on the part of the trustee or the certificate administrator in the performance of their obligations and duties under the PSA, or by reason of their negligent disregard of those obligations or duties, or as may arise from a breach of any representation or warranty of the trustee or the certificate administrator made in the PSA.

Enforcement of Mortgage Loan Seller’s Obligations Under the MLPA

In the event any party to the PSA receives a request or demand from a Requesting Investor to the effect that a Mortgage Loan should be repurchased or replaced due to a Material Defect, or if such party to the PSA determines that a Mortgage Loan should be repurchased or replaced due to a Material Defect, that party to the PSA will be required to promptly forward such request or demand to the master servicer and the special servicer, and the master servicer or the special servicer, as applicable, will be required to promptly forward it to the applicable mortgage loan seller. The master servicer (in the case of Mortgage Loans that are not Specially Serviced Loans) or the special servicer (in the case of Specially Serviced Loans) will be required to enforce the obligations of the mortgage loan sellers under the MLPAs pursuant to the terms of the PSA and the MLPAs. These obligations include obligations resulting from a Material Defect. Subject to the provisions of the applicable MLPA relating to the dispute resolutions as described under “Description of the Mortgage Loan Purchase Agreements—Dispute Resolution Provisions”, such enforcement, including, without limitation, the legal prosecution of claims, if any, will be required to be carried out in such form, to such extent and at such time as the master servicer or the special servicer, as applicable, would require were it, in its individual capacity, the owner of the affected Mortgage Loan or Trust Subordinate Companion Loan.

Within [__] days after receipt of an Asset Review Report with respect to any Mortgage Loan, the special servicer will be required to determine, based on the Servicing Standard, whether there exists a Material Defect with respect to such Mortgage Loan. If the special servicer determines that a Material Defect exists, the special servicer will be required to enforce the obligations of the applicable mortgage loan seller under the MLPA with respect to such Material Defect as discussed in the preceding paragraph. See “—The Asset Representations Reviewer—Asset Review” above.

Any costs incurred by the master servicer or the special servicer with respect to the enforcement of the obligations of a mortgage loan seller under the applicable MLPA will be deemed to be Servicing Advances, to the extent not recovered from the mortgage loan seller or the Requesting Investor. See “Description of the Mortgage Loan Purchase Agreements—Dispute Resolution Provisions”.

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Dispute Resolution Provisions

Certificateholder’s Rights When a Repurchase Request is Initially Delivered By a Certificateholder

In the event an Initial Requesting Certificateholder delivers a written request to a party to the PSA that a Mortgage Loan be repurchased by the applicable mortgage loan seller alleging the existence of a Material Defect with respect to such Mortgage Loan and setting forth the basis for such allegation (a “Certificateholder Repurchase Request”), the receiving party will be required to promptly forward that Certificateholder Repurchase Request to the master servicer and the special servicer and the master servicer or the special servicer, as applicable, will be required to promptly forward it to the applicable mortgage loan seller. An “Initial Requesting Certificateholder” is the first Certificateholder or Certificate Owner to deliver a Certificateholder Repurchase Request as described above with respect to a Mortgage Loan, and there may not be more than one Initial Requesting Certificateholder with respect to any Mortgage Loan. Subject to the provisions described below under this heading “—Dispute Resolution Provisions”, the master servicer (with respect to non-specially serviced loans) and the special servicer (with respect to specially serviced loans) (the “Enforcing Servicer”) will be the Enforcing Party with respect to the Repurchase Request.

An “Enforcing Party” is the person obligated to enforce the rights of the issuing entity against the related mortgage loan seller with respect to the Repurchase Request.

In the event the Repurchase Request is not Resolved within 180 days after the mortgage loan seller receives the Repurchase Request (a “Resolution Failure”), then the provisions described below under “—Resolution of a Repurchase Request” will apply. Receipt of the Repurchase Request will be deemed to occur [two] business days after the Repurchase Request is sent to the related mortgage loan seller. “Resolved” means, with respect to a Repurchase Request, (i) that the related Material Defect has been cured, (ii) the related Mortgage Loan has been repurchased in accordance with the related MLPA, (iii) a mortgage loan has been substituted for the related Mortgage Loan in accordance with the related MLPA, (iv) the applicable mortgage loan seller has paid the Loss of Value Payment, (v) a contractually binding agreement is entered into between the Enforcing Servicer, on behalf of the issuing entity, and the related mortgage loan seller that settles the related mortgage loan seller’s obligations under the related MLPA or (vi) the related Mortgage Loan is no longer property of the issuing entity as a result of a sale or other disposition in accordance with the PSA.

Certificateholder’s Rights When a Repurchase Request is Delivered by Another Party to the PSA

In the event that a party to the PSA identifies a Material Defect with respect to a Mortgage Loan, that party will be required to deliver prompt written notice of such Material Defect to each other party to the PSA and the related mortgage loan seller identifying the applicable Mortgage Loan and setting forth the basis for such allegation, and the Enforcing Servicer will be required to promptly send the Repurchase Request to the related mortgage loan seller. The Enforcing Servicer will be required to act as the Enforcing Party and enforce the rights of the issuing entity against the related mortgage loan seller with respect to the Repurchase Request. However, if a Resolution Failure occurs with respect to the Repurchase Request, the provisions described below under “—Resolution of a Repurchase Request” will apply.

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Resolution of a Repurchase Request

After a Resolution Failure occurs with respect to a Repurchase Request regarding a Mortgage Loan (whether the Repurchase Request was initiated by an Initial Requesting Certificateholder or by a party to the PSA), the Enforcing Servicer will be required to send a notice (a “Proposed Course of Action Notice”) to the Initial Requesting Certificateholder, if any, to the address specified in the Initial Requesting Certificateholder’s Repurchase Request, and to the certificate administrator who will make such notice available to all other Certificateholders and Certificate Owners (by posting such notice on the certificate administrator’s website) indicating the Enforcing Servicer’s intended course of action with respect to the Repurchase Request (the “Proposed Course of Action”). If the master servicer is the Enforcing Servicer the master servicer may (but will not be obligated to) consult with the special servicer and (for so long as no Consultation Termination Event has occurred) the Directing Certificateholder regarding any Proposed Course of Action. Such notice will be required to include (a) a request to Certificateholders to indicate their agreement with or dissent from such Proposed Course of Action, by clearly marking “agree” or “disagree” to the Proposed Course of Action on such notice within 30 days of the date of such notice and a disclaimer that responses received after such 30-day period will not be taken into consideration, (b) a statement that in the event any Certificateholder disagrees with the Proposed Course of Action, the Enforcing Servicer will be compelled to follow (either as the Enforcing Party or as the Enforcing Servicer in circumstances where a Certificateholder is acting as the Enforcing Party) the course of action agreed to and/or proposed by the majority of the responding Certificateholders that involves referring the matter to mediation or arbitration, as the case may be, in accordance with the procedures described below relating to the delivery of Preliminary Dispute Resolution Election Notices and Final Dispute Resolution Election Notices, (c) a statement that the responding Certificateholders will be required to certify their holdings in connection with such response, (d) a statement that only responses clearly marked “agree” or “disagree” with such Proposed Course of Action will be taken into consideration and (e) instructions for the responding Certificateholders to send their responses to the applicable Enforcing Servicer and the certificate administrator. The certificate administrator will, within [three] ([3]) business days after the expiration of the 30-day response period, tabulate the responses received from the Certificateholders and share the results with the Enforcing Servicer. The certificate administrator will only count responses timely received and clearly indicating agreement or dissent with the related Proposed Course of Action and additional verbiage or qualifying language will not be taken into consideration for purposes of determining whether the related Certificateholder agrees or disagrees with the Proposed Course of Action. The certificate administrator will be under no obligation to answer any questions from the Certificateholders regarding such Proposed Course of Action. For the avoidance of doubt, the certificate administrator’s obligations in connection with this heading “—Resolution of a Repurchase Request” will be limited solely to tabulating the Certificateholders’ responses of “agree” or “disagree” to the Proposed Course of Action, and such obligation will not be construed to impose any enforcement obligation on the certificate administrator. The Enforcing Servicer may conclusively rely (without investigation) on the certificate administrator’s tabulation of the majority of the responding Certificateholders. If (a) the Enforcing Servicer’s intended course of action with respect to the Repurchase Request does not involve pursuing further action to exercise rights against the applicable mortgage loan seller with respect to the Repurchase Request but the Initial Requesting Certificateholder, if any, or any other Certificateholder or Certificate Owner wishes to exercise its right to refer the matter to mediation (including nonbinding arbitration) or arbitration, as discussed below under “—Mediation and Arbitration Provisions”, or (b) the Enforcing Servicer’s intended course of action is to pursue further action to exercise rights against the applicable mortgage loan seller with respect to the Repurchase Request but the Initial Requesting Certificateholder, if any, or any other

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Certificateholder or Certificate Owner does not agree with the dispute resolution method selected by the Enforcing Servicer, then the Initial Requesting Certificateholder, if any, or such other Certificateholder or Certificate Owner may deliver to the Enforcing Servicer a written notice (a “Preliminary Dispute Resolution Election Notice”) within [30] days from the date the Proposed Course of Action Notice is posted on the certificate administrator’s website (the “Dispute Resolution Cut-off Date”) indicating its intent to exercise its right to refer the matter to either mediation or arbitration. In the event any Certificateholder or Certificate Owner delivers a Preliminary Dispute Resolution Election Notice, and the Enforcing Servicer has also received responses from other Certificateholders or Certificate Owners supporting the Enforcing Servicer’s initial Proposed Course of Action indicating a recommendation to undertake mediation or arbitration, such responses will be considered Preliminary Dispute Resolution Election Notices supporting the Proposed Course of Action for purposes of determining the course of action approved by the majority of responding Certificateholders.

If neither the Initial Requesting Certificateholder, if any, nor any other Certificateholder or Certificate Owner delivers a Preliminary Dispute Resolution Election Notice prior to the Dispute Resolution Cut-off Date, no Certificateholder or Certificate Owner will have the right to refer the Repurchase Request to mediation or arbitration, and the Enforcing Servicer, as the Enforcing Party, will be the sole party entitled to enforce the issuing entity’s rights against the related mortgage loan seller, subject to any consent or consultation rights of the Directing Certificateholder.

[Promptly and in any event within [__] business days following receipt of a Preliminary Dispute Resolution Election Notice from (i) the Initial Requesting Certificateholder, if any, or (ii) any other Certificateholder or Certificate Owner (each of clauses (i) and (ii), a “Requesting Certificateholder”), the Enforcing Servicer will be required to consult with each Requesting Certificateholder regarding such Requesting Certificateholder’s intention to elect either mediation (including nonbinding arbitration) or arbitration as the dispute resolution method with respect to the Repurchase Request (the “Dispute Resolution Consultation”) so that such Requesting Certificateholder may consider the views of the Enforcing Servicer as to the claims underlying the Repurchase Request and possible dispute resolution methods, such discussions to occur and be completed no later than [at least 10] business days following the Dispute Resolution Cut-off Date. The Enforcing Servicer will be entitled to establish procedures the Enforcing Servicer deems in good faith to be in accordance with the Servicing Standard relating to the timing and extent of such consultations.] No later than [at least 5] business days after completion of the Dispute Resolution Consultation, a Requesting Certificateholder may provide a final notice to the Enforcing Servicer indicating its decision to exercise its right to refer the matter to either mediation or arbitration (“Final Dispute Resolution Election Notice”).

If, following the Dispute Resolution Consultation, no Requesting Certificateholder timely delivers a Final Dispute Resolution Election Notice to the Enforcing Servicer, then the Enforcing Servicer will continue to act as the Enforcing Party and remain obligated under the PSA to determine a course of action, including, but not limited to, enforcing the rights of the issuing entity with respect to the Repurchase Request and no Certificateholder or Certificate Owner will have any further right to elect to refer the matter to mediation or arbitration.

If a Requesting Certificateholder timely delivers a Final Dispute Resolution Election Notice to the Enforcing Servicer, then such Requesting Certificateholder will become the Enforcing Party and must promptly submit the matter to mediation (including nonbinding arbitration) or arbitration. If there are more than one Requesting Certificateholder that timely deliver a Final Dispute Resolution Election Notice, then such Requesting Certificateholders will collectively become the Enforcing Party, and the holder or holders of a

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majority of the Voting Rights among such Requesting Certificateholders will be entitled to make all decisions relating to such mediation or arbitration. If, however, no Requesting Certificateholder commences arbitration or mediation pursuant to the terms of the PSA within [at least 30] days after delivery of its Final Dispute Resolution Election Notice to the Enforcing Servicer, then (i) the rights of a Requesting Certificateholder to act as the Enforcing Party will terminate and no Certificateholder or Certificate Owner will have any further right to elect to refer the matter to mediation or arbitration, (ii) if the Proposed Course of Action Notice indicated that the Enforcing Servicer will take no further action with respect to the Repurchase Request, then the related Material Defect will be deemed waived for all purposes under the PSA and the related MLPA; provided, however, that such Material Defect will not be deemed waived with respect to a Requesting Certificateholder, any other Certificateholder or Certificate Owner or the Enforcing Servicer to the extent there is a material change in the facts and circumstances known to such party at the time when the Proposed Course of Action Notice is posted on the certificate administrator’s website, and (iii) if the Proposed Course of Action Notice had indicated a course of action other than the course of action under clause (ii), then the Enforcing Servicer will again become the Enforcing Party and, as such, will be the sole party obligated and entitled to determine a course of action including, but not limited to, enforcing the issuing entity’s rights against the related mortgage loan seller.

Notwithstanding the foregoing, the dispute resolution provisions described under this heading “—Resolution of a Repurchase Request” will not apply, and the Enforcing Servicer will remain the Enforcing Party, if the Enforcing Servicer has commenced litigation with respect to the Repurchase Request, or determines in accordance with the Servicing Standard that it is in the best interest of Certificateholders to commence litigation with respect to the Repurchase Request to avoid the running of any applicable statute of limitations.

In the event a Requesting Certificateholder becomes the Enforcing Party, the Enforcing Servicer, on behalf of the issuing entity, will remain a party to any proceedings against the related mortgage loan seller, provided that the degree and extent to which the Enforcing Servicer actively prepares for and participates in such proceeding will be determined by such Enforcing Servicer (in consultation with the Directing Certificateholder so long as no Consultation Termination Event has occurred and is continuing). For the avoidance of doubt, the depositor, the mortgage loan sellers and any of their respective affiliates will not be entitled to be an Initial Requesting Certificateholder or a Requesting Certificateholder.

Mediation and Arbitration Provisions

If the Enforcing Party elects mediation (including nonbinding arbitration) or arbitration, the mediation or arbitration will be administered by a nationally recognized arbitration or mediation organization selected by the related mortgage loan seller within [30] days of written notice of the Enforcing Party’s selection of mediation or arbitration, as the case may be. A single mediator or arbitrator will be selected by the mediation or arbitration organization from a list of neutrals maintained by it according to its mediation or arbitration rules then in effect. The mediator or arbitrator must be impartial, [an attorney admitted to practice in the State of New York] and have at least [__] years of experience in commercial litigation and, if possible, commercial real estate finance or commercial mortgage-backed securitization matters.

The expenses of any mediation will be allocated among the parties to the mediation, including, if applicable, between the Enforcing Party and Enforcing Servicer, as mutually agreed by the parties as part of the mediation.

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In any arbitration, the arbitrator will be required to resolve the dispute in accordance with the MLPA and PSA, and may not modify or change those agreements in any way or award remedies not consistent with those agreements. The arbitrator will not have the power to award punitive or consequential damages. In its final determination, the arbitrator will determine and award the costs of the arbitration to the parties to the arbitration in its reasonable discretion. In the event a Requesting Certificateholder is the Enforcing Party, the Requesting Certificateholder will be required to pay any expenses allocated to the Enforcing Party in the arbitration proceedings or any expenses that the Enforcing Party agrees to bear in the mediation proceedings.

The final determination of the arbitrator will be final and non-appealable, except for actions to confirm or vacate the determination permitted under federal or state law, and may be entered and enforced in any court with jurisdiction over the parties and the matter. By selecting arbitration, the Enforcing Party would be waiving its right to sue in court, including the right to a trial by jury.

In the event a Requesting Certificateholder is the Enforcing Party, the agreement with the arbitrator or mediator, as the case may be, will be required under the PSA to contain an acknowledgment that the issuing entity, or the Enforcing Servicer on its behalf, will be a party to any arbitration or mediation proceedings solely for the purpose of being the beneficiary of any award in favor of the Enforcing Party, provided that the degree and extent to which the Enforcing Servicer actively prepares for and participates in such proceeding will be determined by such Enforcing Servicer (in consultation with the Directing Certificateholder so long as no Consultation Termination Event has occurred and is continuing). All amounts recovered by the Enforcing Party will be required to be paid to the issuing entity, or the Enforcing Servicer on its behalf, and deposited in the Collection Account. The agreement with the arbitrator or mediator, as the case may be, will provide that in the event a Requesting Certificateholder is allocated any related costs and expenses pursuant to the terms of the arbitrator’s decision or the agreement reached in mediation, neither the issuing entity nor the Enforcing Servicer acting on its behalf will be responsible for any such costs and expenses allocated to the Requesting Certificateholder.

The issuing entity (or the trustee or the Enforcing Servicer, acting on its behalf), the depositor or any mortgage loan seller will be permitted to redact any personally identifiable customer information included in any information provided for purposes of any mediation or arbitration. Each party to the proceedings will be required to agree to keep confidential the details related to the Repurchase Request and the dispute resolution identified in connection with such proceedings; provided, however, that the Certificateholders will be permitted to communicate prior to the commencement of any such proceedings to the extent described under “Description of the Certificates—Certificateholder Communication”.

For avoidance of doubt, in no event will the exercise of any right of a Requesting Certificateholder to refer a Repurchase Request to mediation or arbitration or participation in such mediation or arbitration affect in any manner the ability of the master servicer or the special servicer to perform its obligations with respect to a Mortgage Loan or the exercise of any rights of a Directing Certificateholder (including without limitation, a liquidation, foreclosure, negotiation of a loan modification or workout, acceptance of a discounted pay off or deed in lieu, or bankruptcy or other litigation).

Any out-of-pocket expenses required to be borne by or allocated to the Enforcing Servicer in a mediation or arbitration will be reimbursable as trust fund expenses.

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[Servicing of the Servicing Shift Mortgage Loan

[THE DISCLOSURE IN THIS SUBSECTION WILL BE MODIFIED FOR EACH SERVICING SHIFT MORTGAGE LOAN INCLUDED IN THE ISSUING ENTITY BASED ON THE TERMS OF THE RELATED NON-SERVICED PSA.]

The servicing of the Servicing Shift Mortgage Loan, is expected to be governed by the PSA only temporarily, until the applicable Servicing Shift Securitization Date. From and after the applicable Servicing Shift Securitization Date, each Servicing Shift Whole Loan will be serviced by the master servicer and special servicer under the related Servicing Shift PSA pursuant to the terms of such Servicing Shift PSA. Although the related Intercreditor Agreements impose some requirements regarding the terms of each of the Servicing Shift PSAs (and it is expected that such Servicing Shift PSAs will contain servicing provisions similar to, but not identical with, the provisions of the PSA), the securitizations to which the related Control Notes are to be contributed have not been determined, and accordingly, the servicing terms of such Servicing Shift PSAs are unknown. If a Servicing Shift PSA is entered into after termination of this offering, any Current Report on Form 8-K filed after termination of this offering that includes as an exhibit such Servicing Shift PSA will be deemed to be incorporated by reference into this prospectus. See “Risk Factors—The Servicing of the Servicing Shift Whole Loan Will Shift to Other Servicers”, “Description of the Mortgage Pool—The Whole Loans—The Serviced Pari Passu Whole Loan” and “—The Non-Serviced Whole Loan”.]

Servicing of the Non-Serviced Mortgage Loan

[THE DISCLOSURE IN THIS SUBSECTION WILL BE MODIFIED FOR EACH NON-SERVICED MORTGAGE LOAN INCLUDED IN THE ISSUING ENTITY BASED ON THE TERMS OF THE RELATED NON-SERVICED PSA.]

The Non-Serviced Mortgage Loan and any related REO Properties are being serviced and administered under the Non-Serviced PSA. Accordingly, the Non-Serviced Master Servicer (or, if it fails to do so, the Non-Serviced Trustee) will (and, in certain urgent or emergency situations, the Non-Serviced Special Servicer may) generally make servicing advances, unless it is determined in accordance with the Non-Serviced PSA that such servicing advance would not be recoverable from related collections. However, no such party will make a P&I advance with respect to the Non-Serviced Mortgage Loan. The Non-Serviced Master Servicer will generally also remit collections on the Non-Serviced Mortgage Loan to or on behalf of the issuing entity for this securitization. However, the master servicer for this securitization will generally be obligated to compile reports that include information on the Non-Serviced Mortgage Loan, and, to the extent required by the Servicing Standard, to enforce the rights of the issuing entity as the holder of the Non-Serviced Mortgage Loan under the terms of the related Intercreditor Agreement and make P&I Advances with respect to the Non-Serviced Mortgage Loan, subject to any non-recoverability determination. The Non-Serviced PSA and the PSA both address similar servicing matters, including, but not limited to: collection of payments; establishment of accounts to hold such payments; investment of funds in those accounts; maintenance of insurance coverage on the mortgaged properties; enforcement of due-on-sale and due-on-encumbrance provisions; property inspections; collection of operating statements; loan assumptions; realization upon and sale of defaulted Mortgage Loans; acquisition, operation, maintenance and disposition of REO Properties; servicing compensation; modifications, waivers, amendments and consents with respect to the serviced Mortgage Loans; servicing reports; servicer liability and indemnification; servicer resignation; servicer termination events; and the ability of certain parties to terminate a particular servicer in connection with a servicer termination event or otherwise. In addition, the securitization transaction governing the

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servicing of the Non-Serviced Whole Loan is a rated commercial mortgage-backed securitization transaction with the same rating agencies as this securitization transaction. Nonetheless, the servicing arrangements under the Non-Serviced PSA differ in certain respects from the servicing arrangements under the PSA. For example, the provisions of the Non-Serviced PSA and the PSA differ with respect to, among other things, time periods and timing matters, terminology, allocation of duties between multiple servicers and other service providers, the specifics of particular servicer termination events, notices to and communications with applicable rating agencies and rating confirmation requirements. Below are certain matters regarding the servicing of the Non-Serviced Mortgage Loan for your consideration:

o	The master servicer, the special servicer, the certificate administrator and the trustee under the PSA will have no obligation or authority to (a) supervise the Non-Serviced Master Servicer, the Non-Serviced Special Servicer, or any of the trustee, certificate administrator or operating advisor under the Non-Serviced PSA or (b) make Servicing Advances with respect to the Non-Serviced Mortgage Loan. The obligation of the master servicer for this securitization to provide information and collections and make P&I Advances to the certificate administrator for the benefit of the Certificateholders with respect to the Non-Serviced Mortgage Loan is dependent on its receipt of the corresponding information and/or collections from the Non-Serviced Master Servicer or the Non-Serviced Special Servicer.
o	Any advances made by the Non-Serviced Master Servicer and the Non-Serviced Trustee in respect of a monthly payment on the Non-Serviced Companion Loan may only be reimbursed out of future payments and collections on the Non-Serviced Companion Loan or, as and to the extent permitted under the Non-Serviced PSA, on other loans included in the Non-Serviced Securitization Trust but not out of payments or other collections on the Mortgage Loans.
o	Pursuant to the Non-Serviced PSA, the liquidation fee, the special servicing fee and the workout fee with respect to the Non-Serviced Mortgage Loan will be generally similar to the corresponding fee payable under the PSA.
o	The master servicer for this securitization will be required to make P&I Advances with respect to the Non-Serviced Mortgage Loan, unless it has determined that such Advance would not be recoverable from collections on the Non-Serviced Mortgage Loan.
o	The Non-Serviced Master Servicer is obligated to make servicing advances with respect to the Non-Serviced Whole Loan. If the Non-Serviced Master Servicer determines that a servicing advance it made with respect to the Non-Serviced Whole Loan or the related Mortgaged Property is non-recoverable, it will be entitled to be reimbursed first from collections on, and proceeds of, the Non-Serviced Mortgage Loan and the Non-Serviced Companion Loan, on a pro rata basis (based on each such loan’s outstanding principal balance), and then from general collections on the mortgage loans in the Non-Serviced Securitization Trust.
o	With respect to the Non-Serviced Mortgage Loan, prior to the occurrence and continuance of any control event under the Non-Serviced PSA, the Non-Serviced Directing Certificateholder will have the right to terminate the Non-Serviced Special Servicer, with or without cause, and appoint itself or an affiliate or another person as the successor Non-Serviced Special Servicer.
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o	In addition, with respect to the Non-Serviced Mortgage Loan, after the occurrence and during the continuance of any control termination event under the Non-Serviced PSA, at the written direction of holders of principal balance certificates under the Non-Serviced PSA evidencing not less than 25% of the voting rights of such certificates (taking into account the application of any appraisal reduction amounts to notionally reduce the certificate balances of those certificates), a request can be made to vote to terminate the Non-Serviced Special Servicer and appoint a successor Non-Serviced Special Servicer.
o	In addition, with respect to the Non-Serviced Mortgage Loan, following the occurrence of a consultation termination event under the Non-Serviced PSA, if the operating advisor under the Non-Serviced PSA determines that the Non-Serviced Special Servicer is not performing its duties under the Non-Serviced PSA or is otherwise not acting in accordance with the related servicing standard, the operating advisor under the Non-Serviced PSA will have the right to recommend the replacement of the Non-Serviced Special Servicer.
o	If the Non-Serviced Mortgage Loan becomes a defaulted mortgage loan, then (subject to, in each case if and when applicable, the consent/consultation rights of the Non-Serviced Directing Certificateholder, the consultation rights of the issuing entity) the Non-Serviced Special Servicer will be required to take one of the following actions in response: (i) foreclose upon or otherwise comparably convert ownership of the related Mortgaged Properties; (ii) negotiate a workout with the related borrower; or (iii) sell the Non-Serviced Whole Loan in its entirety. The issuing entity, as the holder of the Non-Serviced Mortgage Loan, will have the right to consent to a sale of a defaulted Mortgage loan in the event that the Non-Serviced Special Servicer fails to provide certain notices and information regarding such sale in accordance with the terms of the related Intercreditor Agreement. See “—Sale of Defaulted Loans and REO Properties” above and “Description of the Mortgage Pool—The Whole Loans—The Non-Serviced Whole Loan—Sale of Defaulted Loan”.
o	With respect to the Non-Serviced Mortgage Loan, the servicing provisions relating to performing inspections and collecting operating information are substantially similar to those of the PSA.
o	The Non-Serviced Master Servicer and Non-Serviced Special Servicer (a) have substantially similar rights related to resignation and (b) are subject to servicer termination events substantially similar to those in the PSA.

Rating Agency Confirmations

The PSA will provide that, notwithstanding the terms of the related Mortgage Loan documents or other provisions of the PSA, if any action under such Mortgage Loan documents or the PSA requires a Rating Agency Confirmation from each of the Rating Agencies as a condition precedent to such action, if the party (the “Requesting Party”) required to obtain such Rating Agency Confirmations has made a request to any Rating Agency for such Rating Agency Confirmation and, within 10 business days of such request being posted to the 17g-5 Information Provider’s website, such Rating Agency has not replied to such request or has responded in a manner that indicates that such Rating Agency is neither reviewing such request nor waiving the requirement for Rating Agency Confirmation, then such Requesting Party will be required to confirm (through direct communication and not by posting any confirmation on the 17g-5 Information Provider’s website) that the applicable Rating Agency has received the Rating Agency Confirmation request, and, if it has, promptly request the related Rating Agency Confirmation again. The

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circumstances described in the preceding sentence are referred to in this prospectus as a “RAC No-Response Scenario”.

If there is no response to either such Rating Agency Confirmation request within 5 business days of such second request in a RAC No-Response Scenario or if such Rating Agency has responded in a manner that indicates such Rating Agency is neither reviewing such request nor waiving the requirement for Rating Agency Confirmation, then (x) with respect to any condition in any Mortgage Loan document requiring such Rating Agency Confirmation, or with respect to any other matter under the PSA relating to the servicing of the Mortgage Loans (other than as set forth in clause (y) below), the requirement to obtain a Rating Agency Confirmation will be deemed not to apply (as if such requirement did not exist) with respect to such Rating Agency, and the master servicer or the special servicer, as the case may be, may then take such action if the master servicer or the special servicer, as applicable, confirms its original determination (made prior to making such request) that taking the action with respect to which it requested the Rating Agency Confirmation would still be consistent with the Servicing Standard, and (y) with respect to a replacement of the master servicer or special servicer, such condition will be deemed not to apply (as if such requirement did not exist) if (i) [NAME OF RATING AGENCY] has not cited servicing concerns of the applicable replacement as the sole or material factor in such rating action or any qualification, downgrade or withdrawal of the ratings (or placement on “watch status” in contemplation of a ratings downgrade or withdrawal) of securities in a transaction serviced by the applicable master servicer or special servicer prior to the time of determination, if [NAME OF RATING AGENCY] is the non-responding Rating Agency, (ii) the applicable replacement master servicer or special servicer is rated at least “[INSERT MINIMUM RATING]” (in the case of the master servicer) or “[INSERT MINIMUM RATING]” (in the case of the special servicer), if [NAME OF RATING AGENCY] is the non-responding Rating Agency or (iii) [NAME OF RATING AGENCY] has not cited servicing concerns of the applicable replacement master servicer or special servicer as the sole or material factor in any qualification, downgrade or withdrawal of the ratings (or placement on “watch status” in contemplation of a ratings downgrade or withdrawal) of securities in any other commercial mortgage-backed securitization transaction serviced by the applicable master servicer or special servicer prior to the time of determination, if [NAME OF RATING AGENCY] is the non-responding Rating Agency. Promptly following the master servicer’s or special servicer’s determination to take any action discussed above following any requirement to obtain Rating Agency Confirmation being deemed not to apply (as if such requirement did not exist) as described in clause (x) above, the master servicer or special servicer will be required to provide electronic written notice to the 17g-5 Information Provider, who will promptly post such notice to the 17g-5 Information Provider’s website pursuant to the PSA, of the action taken.

For all other matters or actions not specifically discussed above, the applicable Requesting Party will be required to obtain a Rating Agency Confirmation from each of the Rating Agencies. In the event an action otherwise requires a Rating Agency Confirmation from each of the Rating Agencies, in absence of such Rating Agency Confirmation, we cannot assure you that any Rating Agency will not downgrade, qualify or withdraw its ratings as a result of any such action taken by the master servicer or the special servicer in accordance with the procedures discussed above.

As used above, “Rating Agency Confirmation” means, with respect to any matter, confirmation in writing (which may be in electronic form) by each applicable Rating Agency that a proposed action, failure to act or other event specified in this prospectus will not, in and of itself, result in the downgrade, withdrawal or qualification of the then-current rating assigned to any class of certificates (if then rated by the Rating Agency); provided that a

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written waiver or acknowledgment from the Rating Agency indicating its decision not to review the matter for which the Rating Agency Confirmation is sought will be deemed to satisfy the requirement for the Rating Agency Confirmation from the Rating Agency with respect to such matter. The “Rating Agencies” mean [_________].

Any Rating Agency Confirmation requests made by the master servicer, special servicer, certificate administrator, or trustee, as applicable, pursuant to the PSA, will be required to be made in writing, which writing must contain a cover page indicating the nature of the Rating Agency Confirmation request, and must contain all back-up material necessary for the Rating Agency to process such request. Such written Rating Agency Confirmation requests must be provided in electronic format to the 17g-5 Information Provider (who will be required to post such request on the 17g-5 Information Provider’s website in accordance with the PSA).

The master servicer, the special servicer, the certificate administrator and the trustee will be permitted (but not obligated) to orally communicate with the Rating Agencies regarding any of the Mortgage Loan documents or any matter related to the Mortgage Loans, the related Mortgaged Properties, the related borrowers or any other matters relating to the PSA or any related Intercreditor Agreement; provided that such party summarizes the information provided to the Rating Agencies in such communication in writing and provides the 17g-5 Information Provider with such written summary the same day such communication takes place; provided, further, that the summary of such oral communications will not identify with which Rating Agency the communication was. The 17g-5 Information Provider will be required to post such written summary on the 17g-5 Information Provider’s website in accordance with the provisions of the PSA. All other information required to be delivered to the Rating Agencies pursuant to the PSA or requested by the Rating Agencies, will first be provided in electronic format to the 17g-5 Information Provider, who will be required to post such information to the 17g-5 Information Provider’s website in accordance with the PSA, and thereafter be delivered by the applicable party to the Rating Agencies in accordance with the delivery instructions set forth in the PSA. The operating advisor will have no obligation or authority to communicate directly with the Rating Agencies, but may deliver required information to the Rating Agencies to the extent set forth in this prospectus.

The PSA will provide that the PSA may be amended to change the procedures regarding compliance with Rule 17g-5 without any Certificateholder consent; provided that notice of any such amendment must be provided to the 17g-5 Information Provider (who will post such notice to the 17g-5 Information Provider’s website) and to the certificate administrator (which will post such report to the certificate administrator’s website).

To the extent required under the PSA, in the event a rating agency confirmation is required by the applicable rating agencies that any action under any Mortgage Loan documents or the PSA will not result in the downgrade, withdrawal or qualification of any such rating agency’s then-current ratings of any securities related to a Companion Loan, then such rating agency confirmation may be considered satisfied in the same manner as described above with respect to any Rating Agency Confirmation from a Rating Agency.

Evidence as to Compliance

Each of the master servicer, the special servicer (regardless of whether the special servicer has commenced special servicing of a Mortgage Loan), the custodian, the trustee (provided, however, that the trustee will not be required to deliver an assessment of compliance with respect to any period during which there was no relevant servicing criteria applicable to it) and the certificate administrator will be required to furnish (and each such

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party will be required, with respect to each servicing function participant with which it has entered into a servicing relationship with respect to the Mortgage Loans, to cause (or, in the case of a sub-servicer that is also a servicing function participant that a mortgage loan seller requires the master servicer to retain, to use commercially reasonable efforts to cause) such servicing function participant to furnish) to the depositor, the certificate administrator, the trustee and the 17g-5 Information Provider, an officer’s certificate of the officer responsible for the servicing activities of such party stating, as to the signer thereof, among other things, that (i) a review of that party’s activities during the preceding calendar year or portion of that year and of performance under the PSA or any sub-servicing agreement in the case of an additional master servicer or special servicer, as applicable, has been made under such officer’s supervision and (ii) to the best of such officer’s knowledge, based on the review, such party has fulfilled all of its obligations under the PSA or the sub-servicing agreement in the case of an additional master servicer or special servicer, as applicable, in all material respects throughout the preceding calendar year or portion of such year, or, if there has been a failure to fulfill any such obligation in any material respect, specifying each such failure known to such officer and the nature and status of the failure.

In addition, each of the master servicer, the special servicer (regardless of whether the special servicer has commenced special servicing of any Mortgage Loan), the trustee (provided, however, that the trustee will not be required to deliver an assessment of compliance with respect to any period during which there was no relevant servicing criteria applicable to it), the custodian, the certificate administrator, the operating advisor and each additional servicer, each at its own expense, will be required to furnish (and each such party will be required, with respect to each servicing function participant with which it has entered into a servicing relationship with respect to the Mortgage Loans, to cause (or, in the case of a sub-servicer that is also a servicing function participant that a mortgage loan seller requires the master servicer to retain, to use commercially reasonable efforts to cause) such servicing function participant to furnish) to the trustee, the certificate administrator, the 17g-5 Information Provider and the depositor (and, with respect to the special servicer, also to the operating advisor) a report (an “Assessment of Compliance Report”) assessing compliance by that party with the servicing criteria set forth in Item 1122(d) of Regulation AB (as described below) under the Securities Act of 1933, as amended (the “Securities Act”) that contains the following:

o	a statement of the party’s responsibility for assessing compliance with the servicing criteria set forth in Item 1122 of Regulation AB applicable to it;
o	a statement that the party used the criteria in Item 1122(d) of Regulation AB to assess compliance with the applicable servicing criteria;
o	the party’s assessment of compliance with the applicable servicing criteria during and as of the end of the fiscal year, covered by the Form 10-K required to be filed pursuant to the PSA setting forth any material instance of noncompliance identified by the party, a discussion of each such failure and the nature and status of such failure; and
o	a statement that a registered public accounting firm has issued an attestation report (an “Attestation Report”) on the party’s assessment of compliance with the applicable servicing criteria during and as of the end of the prior fiscal year.

Each party that is required to deliver an Assessment of Compliance Report will also be required to simultaneously deliver an Attestation Report of a registered public accounting firm, prepared in accordance with the standards for attestation engagements issued or

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adopted by the public company accounting oversight board, that expresses an opinion, or states that an opinion cannot be expressed (and the reasons for this), concerning the party’s assessment of compliance with the applicable servicing criteria set forth in Item 1122(d) of Regulation AB.

With respect to any Non-Serviced Whole Loan, each of the Non-Serviced Master Servicer, the Non-Serviced Special Servicer, the [Non-Serviced Trustee] and the Non-Serviced Certificate Administrator will have obligations under the related Non-Serviced PSA similar to those described above.

“Regulation AB” means subpart 229.1100 – Asset Backed Securities (Regulation AB), 17 C.F.R. §§229.1100–229.1125, as such may be amended from time to time, and subject to such clarification and interpretation as have been provided by the SEC or by the staff of the SEC, or as may be provided by the SEC or its staff from time to time.

Limitation on Rights of Certificateholders to Institute a Proceeding

Other than with respect to any rights to deliver a Certificateholder Repurchase Request and exercise the rights described under “—Dispute Resolution Provisions”, no Certificateholder will have any right under the PSA to institute any proceeding with respect to the PSA or with respect to the certificates, unless the holder previously has given to the trustee and the certificate administrator written notice of default and the continuance of the default and unless the holders of certificates of any class evidencing not less than 50% of the aggregate Percentage Interests constituting the class have made written request upon the trustee to institute a proceeding in its own name (as trustee) and have offered to the trustee reasonable indemnity satisfactory to it, and the trustee for 60 days after receipt of the request and indemnity has neglected or refused to institute the proceeding. However, the trustee will be under no obligation to exercise any of the trusts or powers vested in it by the PSA or the certificates or to institute, conduct or defend any related litigation at the request, order or direction of any of the Certificateholders, unless the Certificateholders have offered to the trustee reasonable security or indemnity against the costs, expenses and liabilities that may be incurred as a result.

Termination; Retirement of Certificates

The obligations created by the PSA will terminate upon payment (or provision for payment) to all Certificateholders of all amounts held by the certificate administrator on behalf of the trustee and required to be paid on the Distribution Date following the earlier of (1) the final payment (or related Advance) or other liquidation of the last Mortgage Loan, Trust Subordinate Companion Loan and REO Property (as applicable) subject to the PSA, (2) the voluntary exchange of all the then-outstanding certificates (other than the Class [ARD], [LOAN-SPECIFIC CLASS] and Class R certificates) for the Mortgage Loans remaining in the issuing entity (provided, however, that (a) the [APPLICABLE CLASSES] certificates are no longer outstanding, (b) there is only one holder (or multiple holders acting unanimously) of the then-outstanding certificates (other than the Class [ARD], [LOAN-SPECIFIC CLASS] and Class R certificates) and (c) the master servicer consents to the exchange) or (3) the purchase or other liquidation of all of the assets of the issuing entity (other than the Trust Subordinate Companion Loan) as described below by the holders of the Controlling Class, the special servicer, the master servicer or the holders of the Class R certificates, in that order of priority. Written notice of termination of the PSA will be given by the certificate administrator to each Certificateholder, the Loan Specific Directing Certificateholders and the 17g-5 Information Provider (who will promptly post such notice to the 17g-5 Information Provider’s website). The final distribution will be made only upon

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surrender and cancellation of the certificates at the office of the certificate registrar or other location specified in the notice of termination.

The holders of the Controlling Class, the special servicer, the master servicer and the holders of the Class R certificates (in that order) will have the right to purchase all of the assets of the issuing entity (other than the Trust Subordinate Companion Loan). This purchase of all the Mortgage Loans and other assets in the issuing entity (other than the Trust Subordinate Companion Loan) is required to be made at a price equal to (a) the sum of (1) the aggregate Purchase Price of all the Mortgage Loans (exclusive of REO Loans) then included in the issuing entity, (2) the appraised value of the issuing entity’s portion of all REO Properties then included in the issuing entity (which fair market value for any REO Property may be less than the Purchase Price for the corresponding REO Loan), as determined by an appraiser selected by the master servicer and approved by certain classes of certificates, (3) the reasonable out of pocket expenses of the master servicer related to such purchase, unless the master servicer is the purchaser and (4) if the Mortgaged Property secures the Non-Serviced Mortgage Loan and is an REO Property under the terms of the Non-Serviced PSA, the pro rata portion of the fair market value of the related property, as determined by the related master servicer in accordance with clauses (2) and (3) above, less (b) solely in the case where the master servicer is exercising such purchase right, the aggregate amount of unreimbursed Advances and unpaid Servicing Fees remaining outstanding and payable solely to the master servicer (which items will be deemed to have been paid or reimbursed to the master servicer in connection with such purchase). This purchase will effect early retirement of the then-outstanding certificates, but the rights of the holders of the Controlling Class, the special servicer, the master servicer or the holders of the Class R certificates to effect the termination is subject to the requirements that the then aggregate Stated Principal Balance of the pool of Mortgage Loans be less than [1.0%] of the of the Initial Pool Balance. The voluntary exchange of certificates (other than the Class [ARD], [LOAN-SPECIFIC CLASS] and Class R certificates), for the remaining Mortgage Loans is not subject to the above described percentage limits but is limited to each such class of outstanding certificates being held by one Certificateholder (or group of Certificateholders acting unanimously) who must voluntarily participate.

In the event that the Trust Subordinate Companion Loan and the [LOAN-SPECIFIC CLASS] certificates are still outstanding at the time that any optional termination described above is effectuated, the Trust Subordinate Companion Loan will be returned to the holder of the [LOAN-SPECIFIC CLASS] certificates in exchange for the [LOAN-SPECIFIC CLASS] certificates and the master servicer will have no further obligation to service the Trust Subordinate Companion Loan under the PSA.

On the applicable Distribution Date, the aggregate amount paid by the holders of the Controlling Class, the special servicer, the master servicer or the holders of the Class R certificates, as the case may be, for the Mortgage Loans and other applicable assets in the issuing entity (other than the Trust Subordinate Companion Loan), together with all other amounts on deposit in the Collection Account and not otherwise payable to a person other than the Certificateholders, will be applied generally as described above under “Description of the Certificates—Distributions—Priority of Distributions”.

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Amendment

The PSA may be amended by the parties to the PSA, without the consent of any of the holders of certificates or holders of any Companion Loan or Trust Subordinate Companion Loan:

(a)  to correct any defect or ambiguity in the PSA;

(b)  to cause the provisions in the PSA to conform or be consistent with or in furtherance of the statements made in the prospectus (or in an offering document for any related non-offered certificates) with respect to the certificates, the issuing entity or the PSA or to correct or supplement any of its provisions which may be defective or inconsistent with any other provisions in the PSA or to correct any error;

(c)  to change the timing and/or nature of deposits in the Collection Account, the Distribution Accounts or any REO Account, provided that (A) the Master Servicer Remittance Date will in no event be later than the business day prior to the related Distribution Date and (B) the change would not adversely affect in any material respect the interests of any Certificateholder, as evidenced in writing by an opinion of counsel at the expense of the party requesting such amendment or as evidenced by a Rating Agency Confirmation from each of the Rating Agencies with respect to such amendment;

(d)  to modify, eliminate or add to any of its provisions to the extent as will be necessary to maintain the qualification of any Trust REMIC as a REMIC or the Grantor Trust as a grantor trust under the relevant provisions of the Code at all times that any certificate is outstanding, or to avoid or minimize the risk of imposition of any tax on the issuing entity, any Trust REMIC or the Grantor Trust that would be a claim against the issuing entity, a related Trust REMIC or the Grantor Trust; provided that the trustee and the certificate administrator have received an opinion of counsel (at the expense of the party requesting the amendment) to the effect that (1) the action is necessary or desirable to maintain such qualification or to avoid or minimize the risk of imposition of any such tax and (2) the action will not adversely affect in any material respect the interests of any holder of the certificates or holder of a Companion Loan;

(e)  to modify, eliminate or add to any of its provisions to restrict (or to remove any existing restrictions with respect to) the transfer of the Residual Certificates; provided that the depositor has determined that the amendment will not, as evidenced by an opinion of counsel, give rise to any tax with respect to the transfer of the Residual Certificates to a non-permitted transferee;

(f)   to revise or add any other provisions with respect to matters or questions arising under the PSA or any other change, provided that the required action will not adversely affect in any material respect the interests of any Certificateholder or any holder of a Serviced Pari Passu Companion Loan or Trust Subordinate Companion Loan not consenting to such revision or addition, as evidenced in writing by an opinion of counsel at the expense of the party requesting such amendment or as evidenced by a Rating Agency Confirmation from each of the Rating Agencies with respect to such amendment or supplement and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the certificates as described in this prospectus);

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(g)  to amend or supplement any provision of the PSA to the extent necessary to maintain the then-current ratings assigned to each class of Offered Certificates by each Rating Agency, as evidenced by a Rating Agency Confirmation from each of the Rating Agencies and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the certificates as described in this prospectus); provided that such amendment or supplement would not adversely affect in any material respect the interests of any Certificateholder not consenting to such amendment or supplement, as evidenced by an opinion of counsel;

(h) to modify the provisions of the PSA with respect to reimbursement of Nonrecoverable Advances and Workout-Delayed Reimbursement Amounts if (a) the depositor, the master servicer, the trustee and, with respect to any Mortgage Loan other than an Excluded Loan and for so long as a Control Termination Event has not occurred and is not continuing, the Directing Certificateholder, determine that the commercial mortgage-backed securities industry standard for such provisions has changed, in order to conform to such industry standard, (b) such modification does not adversely affect the status of any Trust REMIC as a REMIC or the status of the Grantor Trust as a grantor trust under the relevant provisions of the Code, as evidenced by an opinion of counsel and (c) a Rating Agency Confirmation and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Serviced Pari Passu Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the certificates as described in this prospectus);

(i)   to modify the procedures set forth in the PSA relating to compliance with Rule 17g-5, provided that the change would not adversely affect in any material respect the interests of any Certificateholder, as evidenced by (A) an opinion of counsel or (B) if any certificate is then rated, receipt of Rating Agency Confirmation from each Rating Agency rating such certificates; and provided, further, that the certificate administrator must give notice of any such amendment to the 17g-5 Information Provider for posting on the 17g-5 Information Provider’s website and the certificate administration must post such notice to its website;

(j)   to modify, eliminate or add to any of its provisions (i) to such extent as will be necessary to comply with the requirements of the Credit Risk Retention Rules, as evidenced by an opinion of counsel or (ii) in the event the Credit Risk Retention Rules or any other regulations applicable to the risk retention requirements for this securitization transaction are amended or repealed, to the extent required to comply with any such amendment or to modify or eliminate the risk retention requirements in the event of such repeal, as evidenced by an opinion of counsel; or

(k)  to modify, eliminate or add to any of its provisions to such extent as will be necessary to comply with the requirements for use of Form SF-3 in registered offerings to the extent provided in CFR 239.45(b)(1)(ii), (iii) or (iv).

The PSA may also be amended by the parties to the PSA with the consent of the holders of certificates of each class affected by such amendment evidencing, in each case, a majority of the aggregate Percentage Interests constituting the class for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the PSA or of modifying in any manner the rights of the holders of the certificates, except

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that the amendment may not directly (1) reduce in any manner the amount of, or delay the timing of, payments received on the Mortgage Loans or Trust Subordinate Companion Loan that are required to be distributed on a certificate of any class without the consent of the holder of such certificate or which are required to be distributed to a holder of a Companion Loan without the consent of such holder, (2) reduce the aforesaid percentage of certificates of any class the holders of which are required to consent to the amendment or remove the requirement to obtain consent of any holder of a Companion Loan or holder of the [LOAN SPECIFIC CLASS] certificates, without the consent of the holders of all certificates of that class then-outstanding or such holder of the related Companion Loan, (3) adversely affect the Voting Rights of any class of certificates, without the consent of the holders of all certificates of that class then-outstanding, (4) change in any manner any defined term used in any MLPA or the obligations or rights of any mortgage loan seller under any MLPA without the consent of the applicable mortgage loan seller, or (5) amend the Servicing Standard without, in each case, the consent of 100% of the holders of certificates or a Rating Agency Confirmation by each Rating Agency and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the certificates as described in this prospectus).

Notwithstanding the foregoing, no amendment to the PSA may be made that changes in any manner the obligations of any mortgage loan seller under any MLPA or the rights of any mortgage loan seller, including as a third party beneficiary, under the PSA, without the consent of such mortgage loan seller. In addition, no amendment to the PSA may be made that changes in any material respect the rights of the [LOAN SPECIFIC CLASS] certificates without the consent of the holders of such class. In addition, no amendment to the PSA may be made that changes any provisions specifically required to be included in the PSA by the Non-Serviced Intercreditor Agreement or the Non-Serviced Intercreditor Agreement without the consent of the holder of the Non-Serviced Companion Loan.

Also, notwithstanding the foregoing, no party will be required to consent to any amendment to the PSA without the trustee, the certificate administrator, the master servicer, the special servicer, the asset representations reviewer and the operating advisor having first received an opinion of counsel (at the issuing entity’s expense) to the effect that the amendment does not conflict with the terms of the PSA, and that the amendment or the exercise of any power granted to the master servicer, the special servicer, the depositor, the certificate administrator, the trustee, the operating advisor, the asset representations reviewer or any other specified person in accordance with the amendment will not result in the imposition of a tax on any portion of the issuing entity or cause any Trust REMIC to fail to qualify as a REMIC or cause the Grantor Trust to fail to qualify as a grantor trust under the relevant provisions of the Code. Furthermore, no amendment to the PSA may be made that changes in any material respect to the rights of any class of loan-specific certificates without the consent of such class.

Resignation and Removal of the Trustee and the Certificate Administrator

Each of the trustee and the certificate administrator will at all times be, and will be required to resign if it fails to be, (i) a corporation, national bank, national banking association or a trust company, organized and doing business under the laws of any state or the United States of America, authorized under such laws to exercise corporate trust powers and to accept the trust conferred under the PSA, having a combined capital and surplus of at least $[100,000,000] and subject to supervision or examination by federal or state authority and, in the case of the trustee, will not be an affiliate of the master servicer or the

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special servicer (except during any period when the trustee is acting as, or has become successor to, the master servicer or the special servicer, as the case may be), (ii) an institution insured by the Federal Deposit Insurance Corporation, (iii) an institution whose long-term senior unsecured debt is rated at least [INSERT APPLICABLE RATINGS REQUIREMENTS], or such other rating with respect to which the Rating Agencies have provided a Rating Agency Confirmation, and (iv) an entity that is not on the depositor’s “prohibited party” list.

The trustee and the certificate administrator will be also permitted at any time to resign from their obligations and duties under the PSA by giving written notice (which notice will be posted to the certificate administrator’s website pursuant to the PSA) to the depositor, the master servicer, the special servicer, the trustee or the certificate administrator, as applicable, all Certificateholders, the operating advisor, the asset representations reviewer and the 17g-5 Information Provider (who will promptly post such notice to the 17g-5 Information Provider’s website). Upon receiving this notice of resignation, the depositor will be required to use its reasonable best efforts to promptly appoint a successor trustee or certificate administrator acceptable to the master servicer and, prior to the occurrence and continuance of a Control Termination Event, the Directing Certificateholder. If no successor trustee or certificate administrator has accepted an appointment within 90 days after the giving of notice of resignation, the resigning trustee or certificate administrator, as applicable, may petition any court of competent jurisdiction to appoint a successor trustee or certificate administrator, as applicable.

If at any time the trustee or certificate administrator ceases to be eligible to continue as trustee or certificate administrator, as applicable, under the PSA, and fails to resign after written request therefor by the depositor or the master servicer, or if at any time the trustee or certificate administrator becomes incapable of acting, or if certain events of, or proceedings in respect of, bankruptcy or insolvency occur with respect to the trustee or certificate administrator, or if the trustee or certificate administrator fails to timely publish any report to be delivered, published, or otherwise made available by the certificate administrator pursuant to the PSA, and such failure continues unremedied for a period of five (5) days, or if the certificate administrator fails to make distributions required pursuant to the PSA, the depositor will be authorized to remove the trustee or certificate administrator, as applicable, and appoint a successor trustee or certificate administrator acceptable to the master servicer.

In addition, holders of the certificates entitled to at least 50% of the Voting Rights may upon 30 days’ prior written notice, with or without cause, remove the trustee or certificate administrator under the PSA and appoint a successor trustee or certificate administrator. In the event that holders of the certificates entitled to at least 50% of the Voting Rights elect to remove the trustee or certificate administrator without cause and appoint a successor, the successor trustee or certificate administrator, as applicable, will be responsible for all expenses necessary to effect the transfer of responsibilities from its predecessor.

Any resignation or removal of the trustee or certificate administrator and appointment of a successor trustee or certificate administrator will not become effective until (i) acceptance of appointment by the successor trustee or certificate administrator, as applicable, and (ii) the certificate administrator files any required Form 8-K. Further, the resigning trustee or certificate administrator, as the case may be, must pay all costs and expenses associated with the transfer of its duties.

The PSA will prohibit the appointment of the asset representations reviewer or one of its affiliates as successor to the trustee or certificate administrator.

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Governing Law; Waiver of Jury Trial; and Consent to Jurisdiction

The PSA will be governed by the laws of the State of New York. Each party to the PSA will waive its respective right to a jury trial for any claim or cause of action based upon or arising out of or related to the PSA or certificates. Additionally each party to the PSA will consent to the jurisdiction of any New York State and Federal courts sitting in New York City with respect to matters arising out of or related to the PSA.

[Description of the Derivative Instrument]

[THE FOLLOWING IS AN EXAMPLE OF THE DISCLOSURE THAT MAY BE PROVIDED IN A PROSPECTUS FOR A DERIVATIVE INSTRUMENT THAT PROVIDES FOR FLOATING RATE INTEREST PAYMENTS IN EXCHANGE FOR FIXED RATE INTEREST PAYMENTS FOR A PARTICULAR CLASS OF CERTIFICATES.]

[General

On the Closing Date, the depositor will assign to the trustee, on behalf of the issuing entity, the Class [__] Regular Interest together with a swap contract (the “Swap Contract”) with [_____], a [__________] (the “Swap Counterparty”). The [FLOATING RATE CLASS] certificates will represent all of the beneficial interest in the [FLOATING RATE CLASS] Regular Interest, the Swap Contract and all amounts on deposit in the Floating Rate Account (as defined below). The Swap Contract will have an expiration date of the Distribution Date in [__________]. Promptly upon the determination of SOFR by the Swap Counterparty, the Swap Counterparty will provide a report to the [certificate administrator] setting forth SOFR for the Interest Accrual Period for the Class [__] certificates. The [certificate administrator] will be entitled to conclusively rely on such report (in the absence of manifest error).

[The [certificate administrator] will establish and maintain an account in the name of the [certificate administrator], in trust for holders of the [FLOATING RATE CLASS] certificates (the “Floating Rate Account”). Promptly upon receipt of any payment of interest on the Class [__] Regular Interest or a payment or other receipt in respect of the Swap Contract, the [certificate administrator] will deposit the same into the Floating Rate Account. [INSERT DISCLOSURE REGARDING AN ADDITIONAL FLOATING RATE ACCOUNT FOR FIXED RATE CLASS CERTIFICATE FOR WHICH A FLOATING RATE CLASS MAY BE EXCHANGED.]

The [certificate administrator] may make withdrawals from the Floating Rate Account only for the following purposes: (i) to distribute the [FLOATING RATE CLASS] Available Funds for any Distribution Date to the holders of the [FLOATING RATE CLASS] certificates; (ii) to withdraw any amount deposited into the Floating Rate Account that was not required to be deposited in it; (iii) to apply any funds required to be paid to the Swap Counterparty under the Swap Contract; (iv) to clear and terminate such account pursuant to the terms of the PSA; (v) in the event of the termination of the Swap Contract, to replace such Swap Contract, to apply any termination payments paid by the Swap Counterparty to offset the expense of entering into a substantially identical interest rate swap contract with another counterparty, if possible, and to distribute any remaining amounts to the holders of the [FLOATING RATE CLASS] certificates (net of any costs and expenses related to the Swap Contract), and if not possible, to distribute the entire termination payment (net of any costs and expenses related to the Swap Contract), to the holders of the related [FLOATING RATE CLASS] certificates and (vi) to pay to the [certificate administrator] any costs and expenses incurred in connection with the enforcement of the rights of the holder of the Swap Contract with respect to the Swap Contract; provided that the [certificate administrator] will only be permitted to incur and reimburse itself out of the Floating Rate Account with respect to any

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such costs and expenses which are in excess of any termination payment received from the Swap Counterparty and not otherwise applied to offset the expense of entering into a replacement Swap Contract if it has received the written consent of 100% of the holders of the [FLOATING RATE CLASS] certificates or each Rating Agency then rating the [FLOATING RATE CLASS] certificates has confirmed in writing that such action or event will not result in the reduction, qualification or withdrawal of its then current rating for such [FLOATING RATE CLASS] certificates. If after receipt or payment of the net swap payment due from or to the Swap Counterparty there are insufficient funds in the Floating Rate Account to make the full distribution of interest to the holders of the [FLOATING RATE CLASS] certificates, the resulting interest shortfall will be borne by the holders of such [FLOATING RATE CLASS] certificates. Neither the [certificate administrator] nor any other party will be required to advance any amount due to be paid by the Swap Counterparty for distribution to the [FLOATING RATE CLASS] certificates in the event that the Swap Counterparty fails to make a required payment.

The Swap Contract

The Swap Contract will provide that, subject to any adjustments for Excess Prepayment Interest Shortfalls or for other losses on the mortgage loans that reduce interest available for payments to the Swap Counterparty or, if the WAC Rate limits the interest available for payments to the Swap Counterparty, in each case as described below, on the business day prior to each Distribution Date, commencing in [_____], the [certificate administrator] will pay an amount (the “Fixed Interest Distribution”) to the Swap Counterparty equal to [__]% per annum multiplied by a notional amount equal to the outstanding principal balance of the Class [__] Regular Interest (the “Swap Notional Amount”) calculated on a 30/360 basis, and the Swap Counterparty will pay an amount equal to the Swap Notional Amount multiplied by the Pass-Through Rate of the [FLOATING RATE CLASS] certificates to the [certificate administrator] for the benefit of the holders of the [FLOATING RATE CLASS] certificates. The Pass-Through Rate for the [FLOATING RATE CLASS] certificates is [one-month SOFR] (or, in the case of the initial Interest Accrual Period, an interpolated rate based on [__]-week and one-month SOFR]) plus [__]% based on the actual number of days elapsed in the related Interest Accrual Period and a 360-day year. Required payments under the Swap Contract with respect to each Distribution Date will be made by the Swap Counterparty or the [certificate administrator] on a net basis. The Swap Counterparty will also make payments to the issuing entity with respect to the Swap Contract on the Closing Date.

If the debt ratings of the Swap Counterparty’s credit support provider fall below the levels specified for each Rating Agency as set forth in the Swap Contract (a “Rating Agency Trigger Event”), the Swap Counterparty will be required to post collateral, find a replacement swap counterparty or credit support provider that would not cause a Rating Agency Trigger Event to occur or enter into another arrangement satisfactory to each Rating Agency. If the Swap Counterparty fails to take such action, the [certificate administrator], unless otherwise directed in writing by the holders of 100% of the [FLOATING RATE CLASS] certificates (and only to the extent that, and only for so long as, doing so does not lead the [certificate administrator] to incur expenses in excess of the amounts available to it for reimbursement) will be required to enforce the rights of the issuing entity under the related Swap Contract and use any termination payments received from the Swap Counterparty to enter into a replacement interest rate swap contract on substantially identical terms. The costs and expenses incurred by the [certificate administrator] in connection with enforcing the rights of the issuing entity under the Swap Contract will be reimbursable to the [certificate administrator] solely out of amounts in the Floating Rate Account that are otherwise payable to the [FLOATING RATE CLASS] certificates to the extent not reimbursed by the Swap Counterparty; provided that either without the consent of 100% of the holders

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of the [FLOATING RATE CLASS] certificates or the written confirmation of each Rating Agency then rating such [FLOATING RATE CLASS] certificates that such action or event will not result in the reduction, qualification or withdrawal of its then current rating of such [FLOATING RATE CLASS] certificates, the [certificate administrator] will not be permitted to incur such costs and expenses in excess of any termination payment received from the Swap Counterparty and not otherwise applied to offset the expense of entering into a replacement interest rate swap contract. If the costs attributable to entering into a replacement interest rate swap contract would exceed the net proceeds of the liquidation of a Swap Contract, the [certificate administrator] will not be required to enter into a replacement interest rate swap contract and any such proceeds will instead be distributed to the holders of the [FLOATING RATE CLASS] certificates. Following the termination of the Swap Contract (and during the period when the [certificate administrator] is pursuing remedies under such Swap Contract) or if a Swap Default or other default or event of termination under the Swap Contract occurs and is continuing, until such default is cured or such Swap Contract is replaced, the Interest Distribution Amount with respect to the [FLOATING RATE CLASS] certificates will be equal to the Interest Distribution Amount for the [FLOATING RATE CLASS] Regular Interest, and the [FLOATING RATE CLASS] certificates will accrue interest at the same rate, on the same basis and in the same manner as the [FLOATING RATE CLASS]] Regular Interest. Any conversion of the [FLOATING RATE CLASS] certificates to a fixed interest rate subject to the WAC Rate will become permanent following the determination by the [certificate administrator] not to enter into a replacement interest rate swap contract and the distribution of any termination payments to the holders of the [FLOATING RATE CLASS] certificates. A Swap Default or termination of a Swap Contract and the consequent conversion to a fixed interest rate will not constitute a default under the PSA. A conversion to a fixed interest rate subject to the WAC Rate might result in a temporary delay to the holders of the [FLOATING RATE CLASS] certificates in receiving payment of the related Interest Distribution Amount on the [FLOATING RATE CLASS] certificates if DTC is not given sufficient notice of the resulting change in the payment terms of the [FLOATING RATE CLASS] certificates.

“Swap Default” means any failure on the part of the Swap Counterparty to (i) make a required payment under the Swap Contract or (ii) post acceptable collateral, find an acceptable replacement swap counterparty or credit support provider or enter into another arrangement satisfactory to each Rating Agency after a Rating Agency Trigger Event as required by such Swap Contract.

The [certificate administrator] will have no obligation on behalf of the issuing entity to pay or cause to be paid to the Swap Counterparty any portion of the Fixed Interest Distribution in respect of the [FLOATING RATE CLASS] Regular Interest unless and until the related interest payment on such [FLOATING RATE CLASS] Regular Interest is actually received by the [certificate administrator]; provided, however, that the [certificate administrator] may receive funds from the Swap Counterparty representing the net amount payable to the [certificate administrator] pursuant to the Swap Contract and the [certificate administrator] may pay the net swap payment from amounts received on the [FLOATING RATE CLASS] certificates.

In addition, if the funds allocated to the payment of the Fixed Interest Distribution of the [FLOATING RATE CLASS] Regular Interest are insufficient to make any required payments to the Swap Counterparty and to make full distributions of the [FLOATING RATE CLASS] Interest Distribution Amount to the [FLOATING RATE CLASS] certificates, the [certificate administrator] will be required to use such funds to make required payments to the Swap Counterparty prior to making distributions on [FLOATING RATE CLASS] certificates, and holders of such certificates will experience a shortfall. Any Excess Prepayment Interest

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Shortfall allocated to the [FLOATING RATE CLASS] Regular Interest, reduction in the interest available to be distributed to the [FLOATING RATE CLASS] Regular Interest for any other reason or the reduction of the WAC Rate below [__]% will result in a corresponding dollar-for-dollar reduction in the interest payment made by the Swap Counterparty to the related grantor trust and, therefore, a corresponding decrease in the amount of interest distributed on the [FLOATING RATE CLASS] certificates.

In addition to certain customary events of default and termination events contained in the Swap Contract, the Swap Counterparty will have the right to terminate such Swap Contract if the issuing entity does not make a required payment to the Swap Counterparty or if the PSA is amended or the holders of the [FLOATING RATE CLASS] certificates or [FLOATING RATE CLASS] Regular Interest waive compliance with any provisions of the PSA without the consent of the Swap Counterparty if such amendment or waiver would have an adverse effect on the Swap Counterparty.

Significance Percentage

The “significance percentage” with respect to the Swap Contract is [less than 10%] [at least 10% but less than 20%] [20% or more]. “Significance Percentage” means the percentage that the amount of the “significance estimate” (as described below) represents of the [initial aggregate Certificate Balance of the Class [__] certificates] [the Initial Pool Balance]. The “significance estimate” has been determined based on a reasonable good faith estimate of maximum probable exposure, made in substantially the same manner as that used in the internal risk management process of each sponsor in respect of similar interest rate swap agreements.

Termination Payments

The Swap Counterparty will be required to pay termination amounts, if any are payable pursuant to the Swap Contract, to the issuing entity if an event of default or an early termination date under the Swap Contract occurs under the Swap Contract and the Swap Counterparty is the sole defaulting party or the sole affected party as contemplated under the Swap Contract. No other termination amounts will be payable by either party under the Swap Contract.

The Swap Counterparty

[The Swap Counterparty is an affiliate of [_____], one of the underwriters,] and a wholly-owned, unregulated single purpose subsidiary of [_____]. The principal executive offices of the Swap Counterparty are located at [_____], telephone number [_____].

The Swap Counterparty conducts business in the over-the-counter derivatives market, writing a variety of derivative instruments, including interest rate swaps, currency swaps, credit default swaps and interest rate options with institutional clients. The obligations of the Swap Counterparty under its derivative instruments are guaranteed by [_____]. As of [_____] 20[__], [_____] has a long-term debt rating of “[__]” by [specify rating agency], “[__]”by [specify rating agency] and “[__]” by [specify rating agency] and a short-term debt rating of “[__]” by [specify rating agency], “[__]” by [specify rating agency] and “[__]” by [specify rating agency]. [If the aggregate significance percentage of the Swap Counterparty is 10% or more but less than 20%, include the financial information required by Item 1115(b)(1) of Regulation AB; If the aggregate significance percentage of the Swap Counterparty is 20% or more, include the financial information required by Item 1115(b)(2) of Regulation AB.] [The consolidated financial statements of [_____] included in, or as exhibits to, the following

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documents filed by [_____] with the SEC, are hereby incorporated by reference in this prospectus:

o	Annual Report on Form 10-K for the year ended [_____];
o	Quarterly Report on Form 10-Q for the period ended [_____];

In addition, all financial statements of [_____] included in, or as exhibits to, documents filed by [_____] pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the offering of the Offered Certificates and prior to the termination of the offering are deemed incorporated by reference into this prospectus.]]

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Certain Legal Aspects of Mortgage Loans

The following discussion contains general summaries of certain legal aspects of mortgage loans secured by commercial and multifamily residential properties. Because such legal aspects are governed by applicable local law (which laws may differ substantially), the summaries do not purport to be complete, to reflect the laws of any particular jurisdiction, or to encompass the laws of all jurisdictions in which the security for the mortgage loans is situated. [IF 10% OF MORTGAGE LOANS, BY OUTSTANDING BALANCE, ARE SECURED BY PROPERTIES IN A PARTICULAR JURISDICTION, RELEVANT LOCAL LAWS, TO THE EXTENT THEY VARY MATERIALLY FROM THIS DISCUSSION, WILL BE DISCUSSED IN THIS PROSPECTUS.]

General

Each mortgage loan will be evidenced by a promissory note and secured by an instrument granting a security interest in real property, which may be a mortgage, deed of trust or a deed to secure debt, depending upon the prevailing practice and law in the state in which the related mortgaged property is located. Mortgages, deeds of trust and deeds to secure debt are in this prospectus collectively referred to as “mortgages”. A mortgage creates a lien upon, or grants a title interest in, the real property covered thereby, and represents the security for the repayment of the indebtedness customarily evidenced by a promissory note. The priority of the lien created or interest granted will depend on the terms of the mortgage and, in some cases, on the terms of separate subordination agreements or intercreditor agreements with others that hold interests in the real property, the knowledge of the parties to the mortgage and, generally, the order of recordation of the mortgage in the appropriate public recording office. However, the lien of a recorded mortgage will generally be subordinate to later-arising liens for real estate taxes and assessments and other charges imposed under governmental police powers.

Types of Mortgage Instruments

There are two parties to a mortgage: a mortgagor (the borrower and usually the owner of the applicable property) and a mortgagee (the lender). In contrast, a deed of trust is a three-party instrument, among a trustor (the equivalent of a borrower), a trustee to whom the real property is conveyed, and a beneficiary (the lender) for whose benefit the conveyance is made. Under a deed of trust, the trustor grants the property, irrevocably until the debt is paid, in trust and generally with a power of sale, to the trustee to secure repayment of the indebtedness evidenced by the related note. A deed to secure debt typically has two parties, pursuant to which the borrower, or grantor, conveys title to the real property to the grantee, or lender generally with a power of sale, until such time as the debt is repaid. In a case where the borrower is a land trust, there would be an additional party because legal title to the property is held by a land trustee under a land trust agreement for the benefit of the borrower. At origination of a mortgage loan involving a land trust, the borrower may execute a separate undertaking to make payments on the promissory note. The land trustee would not be personally liable for the promissory note obligation. The mortgagee’s authority under a mortgage, the trustee’s authority under a deed of trust and the grantee’s authority under a deed to secure debt are governed by the express provisions of the related instrument, the law of the state in which the real property is located, certain federal laws and, in some deed of trust transactions, the directions of the beneficiary.

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Leases and Rents

Mortgages that encumber income-producing property often contain an assignment of rents and leases, and/or may be accompanied by a separate assignment of rents and leases, pursuant to which the borrower assigns to the lender the borrower’s right, title and interest as landlord under each lease and the income derived from the lease, while (unless rents are to be paid directly to the lender) retaining a revocable license to collect the rents for so long as there is no default. If the borrower defaults, the license terminates and the lender is entitled to collect the rents. Local law may require that the lender take possession of the property and/or obtain a court-appointed receiver before becoming entitled to collect the rents.

In most states, hotel property and motel room rates are considered accounts receivable under the Uniform Commercial Code (“UCC”). In cases where hotel properties or motels constitute loan security, the revenues are generally pledged by the borrower as additional security for the loan. In general, the lender must file financing statements in order to perfect its security interest in the room revenues and must file continuation statements, generally every five years, to maintain perfection of such security interest. In certain cases, mortgage loans secured by hotel properties or motels may be included in the issuing entity even if the security interest in the room revenues was not perfected. Even if the lender’s security interest in room revenues is perfected under applicable nonbankruptcy law, it will generally be required to commence a foreclosure action or otherwise take possession of the property in order to enforce its rights to collect the room revenues following a default. In the bankruptcy setting, however, the lender will be stayed from enforcing its rights to collect room revenues, but those room revenues constitute “cash collateral” and therefore generally cannot be used by the bankruptcy debtor without a hearing or lender’s consent or unless the lender’s interest in the room revenues is given adequate protection (e.g., cash payment for otherwise encumbered funds or a replacement lien on unencumbered property, in either case in value equivalent to the amount of room revenues that the debtor proposes to use, or other similar relief). See “—Bankruptcy Laws” below.

Personalty

In the case of certain types of mortgaged properties, such as hotel properties, motels, nursing homes and manufactured housing communities, personal property (to the extent owned by the borrower and not previously pledged) may constitute a signiﬁcant portion of the property’s value as security. The creation and enforcement of liens on personal property are governed by the UCC. Accordingly, if a borrower pledges personal property as security for a mortgage loan, the lender generally must ﬁle UCC ﬁnancing statements in order to perfect its security interest in that personal property, and must ﬁle continuation statements, generally every ﬁve years, to maintain that perfection. Certain mortgage loans secured in part by personal property may be included in the issuing entity even if the security interest in such personal property was not perfected.

Foreclosure

General

Foreclosure is a legal procedure that allows the lender to recover its mortgage debt by enforcing its rights and available legal remedies under the mortgage. If the borrower defaults in payment or performance of its obligations under the promissory note or mortgage, the lender has the right to institute foreclosure proceedings to sell the real property at public auction to satisfy the indebtedness.

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Foreclosure Procedures Vary from State to State

Two primary methods of foreclosing a mortgage are judicial foreclosure, involving court proceedings, and nonjudicial foreclosure pursuant to a power of sale granted in the mortgage instrument. Other foreclosure procedures are available in some states, but they are either infrequently used or available only in limited circumstances.

A foreclosure action is subject to most of the delays and expenses of other lawsuits if defenses are raised or counterclaims are interposed, and sometimes requires several years to complete.

See also “Risk Factors—Risks Relating to the Mortgage Loans—Risks Associated with One Action Rules”.

Judicial Foreclosure

A judicial foreclosure proceeding is conducted in a court having jurisdiction over the mortgaged property. Generally, the action is initiated by the service of legal pleadings upon all parties having a subordinate interest of record in the real property and all parties in possession of the property, under leases or otherwise, whose interests are subordinate to the mortgage. Delays in completion of the foreclosure may occasionally result from difficulties in locating defendants. When the lender’s right to foreclose is contested, the legal proceedings can be time-consuming. Upon successful completion of a judicial foreclosure proceeding, the court generally issues a judgment of foreclosure and appoints a referee or other officer to conduct a public sale of the mortgaged property, the proceeds of which are used to satisfy the judgment. Such sales are made in accordance with procedures that vary from state to state.

Equitable and Other Limitations on Enforceability of Certain Provisions

United States courts have traditionally imposed general equitable principles to limit the remedies available to lenders in foreclosure actions. These principles are generally designed to relieve borrowers from the effects of mortgage defaults perceived as harsh or unfair. Relying on such principles, a court may alter the speciﬁc terms of a loan to the extent it considers necessary to prevent or remedy an injustice, undue oppression or overreaching, or may require the lender to undertake affirmative actions to determine the cause of the borrower’s default and the likelihood that the borrower will be able to reinstate the loan. In some cases, courts have substituted their judgment for the lender’s and have required that lenders reinstate loans or recast payment schedules in order to accommodate borrowers who are suffering from a temporary financial disability. In other cases, courts have limited the right of the lender to foreclose in the case of a nonmonetary default, such as a failure to adequately maintain the mortgaged property or an impermissible further encumbrance of the mortgaged property. Finally, some courts have addressed the issue of whether federal or state constitutional provisions reﬂecting due process concerns for adequate notice require that a borrower receive notice in addition to statutorily-prescribed minimum notice. For the most part, these cases have upheld the reasonableness of the notice provisions or have found that a public sale under a mortgage providing for a power of sale does not involve sufﬁcient state action to trigger constitutional protections.

In addition, some states may have statutory protection such as the right of the borrower to reinstate a mortgage loan after commencement of foreclosure proceedings but prior to a foreclosure sale.

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Nonjudicial Foreclosure/Power of Sale

In states permitting nonjudicial foreclosure proceedings, foreclosure of a deed of trust is generally accomplished by a nonjudicial trustee’s sale pursuant to a power of sale typically granted in the deed of trust. A power of sale may also be contained in any other type of mortgage instrument if applicable law so permits. A power of sale under a deed of trust allows a nonjudicial public sale to be conducted generally following a request from the beneﬁciary/lender to the trustee to sell the property upon default by the borrower and after notice of sale is given in accordance with the terms of the mortgage and applicable state law. In some states, prior to such sale, the trustee under the deed of trust must record a notice of default and notice of sale and send a copy to the borrower and to any other party who has recorded a request for a copy of a notice of default and notice of sale. In addition, in some states the trustee must provide notice to any other party having an interest of record in the real property, including junior lienholders. A notice of sale must be posted in a public place and, in most states, published for a speciﬁed period of time in one or more newspapers. The borrower or junior lienholder may then have the right, during a reinstatement period required in some states, to cure the default by paying the entire actual amount in arrears (without regard to the acceleration of the indebtedness), plus the lender’s expenses incurred in enforcing the obligation. In other states, the borrower or the junior lienholder is not provided a period to reinstate the loan, but has only the right to pay off the entire debt to prevent the foreclosure sale. Generally, state law governs the procedure for public sale, the parties entitled to notice, the method of giving notice and the applicable time periods.

Public Sale

A third party may be unwilling to purchase a mortgaged property at a public sale because of the difficulty in determining the exact status of title to the property (due to, among other things, redemption rights that may exist) and because of the possibility that physical deterioration of the mortgaged property may have occurred during the foreclosure proceedings. Potential buyers may also be reluctant to purchase mortgaged property at a foreclosure sale as a result of the 1980 decision of the United States Court of Appeals for the Fifth Circuit in Durrett v. Washington National Insurance Co., 621 F.2d 2001 (5th Cir. 1980) and other decisions that have followed its reasoning. The court in Durrett held that even a non-collusive, regularly conducted foreclosure sale was a fraudulent transfer under the Bankruptcy Code and, thus, could be rescinded in favor of the bankrupt’s estate, if (1) the foreclosure sale was held while the debtor was insolvent and not more than one year prior to the filing of the bankruptcy petition and (2) the price paid for the foreclosed property did not represent “fair consideration”, which is “reasonably equivalent value” under the Bankruptcy Code. Although the reasoning and result of Durrett in respect of the Bankruptcy Code was rejected by the United States Supreme Court in BFP v. Resolution Trust Corp., 511 U.S. 531 (1994), the case could nonetheless be persuasive to a court applying a state fraudulent conveyance law which has provisions similar to those construed in Durrett. Therefore, it is common for the lender to purchase the mortgaged property for an amount equal to the secured indebtedness and accrued and unpaid interest plus the expenses of foreclosure, in which event the borrower’s debt will be extinguished, or for a lesser amount in order to preserve its right to seek a deﬁciency judgment if such is available under state law and under the terms of the mortgage loan documents. Thereafter, subject to the borrower’s right in some states to remain in possession during a redemption period, the lender will become the owner of the property and have both the beneﬁts and burdens of ownership, including the obligation to pay debt service on any senior mortgages, to pay taxes, to obtain casualty insurance and to make such repairs as are necessary to render the property suitable for sale. Frequently, the lender employs a third party management

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company to manage and operate the property. The costs of operating and maintaining a property may be signiﬁcant and may be greater than the income derived from that property. The costs of management and operation of those mortgaged properties which are hotels, motels, restaurants, nursing or convalescent homes, hospitals or casinos may be particularly significant because of the expertise, knowledge and, with respect to certain property types, regulatory compliance, required to run those operations and the effect which foreclosure and a change in ownership may have on the public’s and the industry’s, including franchisors’, perception of the quality of those operations. The lender also will commonly obtain the services of a real estate broker and pay the broker’s commission in connection with the sale or lease of the property. Depending upon market conditions, the ultimate proceeds of the sale of a property may not equal the lender’s investment in the property. Moreover, a lender commonly incurs substantial legal fees and court costs in acquiring a mortgaged property through contested foreclosure and/or bankruptcy proceedings. Because of the expenses associated with acquiring, owning and selling a mortgaged property, a lender could realize an overall loss on a mortgage loan even if the mortgaged property is sold at foreclosure, or resold after it is acquired through foreclosure, for an amount equal to the full outstanding principal amount of the loan plus accrued interest.

Furthermore, an increasing number of states require that any environmental contamination at certain types of properties be cleaned up before a property may be resold. In addition, a lender may be responsible under federal or state law for the cost of cleaning up a mortgaged property that is environmentally contaminated. See “—Environmental Considerations” below.

The holder of a junior mortgage that forecloses on a mortgaged property does so subject to senior mortgages and any other prior liens, and may be obliged to keep senior mortgage loans current in order to avoid foreclosure of its interest in the property. In addition, if the foreclosure of a junior mortgage triggers the enforcement of a “due-on-sale” clause contained in a senior mortgage, the junior mortgagee could be required to pay the full amount of the senior mortgage indebtedness or face foreclosure.

Rights of Redemption

The purposes of a foreclosure action are to enable the lender to realize upon its security and to bar the borrower, and all persons who have interests in the property that are subordinate to that of the foreclosing lender, from exercise of their “equity of redemption”. The doctrine of equity of redemption provides that, until the property encumbered by a mortgage has been sold in accordance with a properly conducted foreclosure and foreclosure sale, those having interests that are subordinate to that of the foreclosing lender have an equity of redemption and may redeem the property by paying the entire debt with interest. Those having an equity of redemption must generally be made parties and joined in the foreclosure proceeding in order for their equity of redemption to be terminated.

The equity of redemption is a common-law (nonstatutory) right which should be distinguished from post-sale statutory rights of redemption. In some states, after sale pursuant to a deed of trust or foreclosure of a mortgage, the borrower and foreclosed junior lienors are given a statutory period in which to redeem the property. In some states, statutory redemption may occur only upon payment of the foreclosure sale price. In other states, redemption may be permitted if the former borrower pays only a portion of the sums due. The effect of a statutory right of redemption is to diminish the ability of the lender to sell the foreclosed property because the exercise of a right of redemption would defeat the title of any purchaser through a foreclosure. Consequently, the practical effect of the redemption right is to force the lender to maintain the property and pay the expenses of

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ownership until the redemption period has expired. In some states, a post-sale statutory right of redemption may exist following a judicial foreclosure, but not following a trustee’s sale under a deed of trust.

Anti-Deficiency Legislation

Some or all of the mortgage loans are nonrecourse loans, as to which recourse in the case of default will be limited to the mortgaged property and such other assets, if any, that were pledged to secure the mortgage loan. However, even if a mortgage loan by its terms provides for recourse to the borrower’s other assets, a lender’s ability to realize upon those assets may be limited by state law. For example, in some states a lender cannot obtain a deﬁciency judgment against the borrower following foreclosure or sale under a deed of trust.

A deﬁciency judgment is a personal judgment against the former borrower equal to the difference between the net amount realized upon the public sale of the real property and the amount due to the lender. Other statutes may require the lender to exhaust the security afforded under a mortgage before bringing a personal action against the borrower. In certain other states, the lender has the option of bringing a personal action against the borrower on the debt without first exhausting that security; however, in some of those states, the lender, following judgment on that personal action, may be deemed to have elected a remedy and thus may be precluded from foreclosing upon the security. Consequently, lenders in those states where such an election of remedy provision exists will usually proceed first against the security. Finally, other statutory provisions, designed to protect borrowers from exposure to large deﬁciency judgments that might result from bidding at below-market values at the foreclosure sale, limit any deﬁciency judgment to the excess of the outstanding debt over the fair market value of the property at the time of the sale.

Leasehold Considerations

Mortgage loans may be secured by a mortgage on the borrower’s leasehold interest in a ground lease. Leasehold mortgage loans are subject to certain risks not associated with mortgage loans secured by a lien on the fee estate of the borrower. The most signiﬁcant of these risks is that if the borrower’s leasehold were to be terminated upon a lease default, the leasehold mortgagee would lose its security. This risk may be lessened if the ground lease requires the lessor to give the leasehold mortgagee notices of lessee defaults and an opportunity to cure them, permits the leasehold estate to be assigned to and by the leasehold mortgagee or the purchaser at a foreclosure sale, and contains certain other protective provisions typically included in a “mortgageable” ground lease. Certain mortgage loans, however, may be secured by ground leases which do not contain these provisions.

In addition, where a lender has as its security both the fee and leasehold interest in the same property, the grant of a mortgage lien on its fee interest by the land owner/ground lessor to secure the debt of a borrower/ground lessee may be subject to challenge as a fraudulent conveyance. Among other things, a legal challenge to the granting of the liens may focus on the beneﬁts realized by the land owner/ground lessor from the loan. If a court concluded that the granting of the mortgage lien was an avoidable fraudulent conveyance, it might take actions detrimental to the holders of the offered certiﬁcates, including, under certain circumstances, invalidating the mortgage lien on the fee interest of the land owner/ground lessor.

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Cooperative Shares

Mortgage loans may be secured by a security interest on the borrower’s ownership interest in shares, and the related proprietary leases, allocable to cooperative dwelling units that may be vacant or occupied by non-owner tenants. Such loans are subject to certain risks not associated with mortgage loans secured by a lien on the fee estate of a borrower in real property. Such a loan typically is subordinate to the mortgage, if any, on the cooperative’s building which, if foreclosed, could extinguish the equity in the building and the proprietary leases of the dwelling units derived from ownership of the shares of the cooperative. Further, transfer of shares in a cooperative are subject to various regulations as well as to restrictions under the governing documents of the cooperative, and the shares may be cancelled in the event that associated maintenance charges due under the related proprietary leases are not paid. Typically, a recognition agreement between the lender and the cooperative provides, among other things, the lender with an opportunity to cure a default under a proprietary lease.

Under the laws applicable in many states, “foreclosure” on cooperative shares is accomplished by a sale in accordance with the provisions of Article 9 of the UCC and the security agreement relating to the shares. Article 9 of the UCC requires that a sale be conducted in a “commercially reasonable” manner, which may be dependent upon, among other things, the notice given the debtor and the method, manner, time, place and terms of the sale. Article 9 of the UCC provides that the proceeds of the sale will be applied first to pay the costs and expenses of the sale and then to satisfy the indebtedness secured by the lender’s security interest. A recognition agreement, however, generally provides that the lender’s right to reimbursement is subject to the right of the cooperative to receive sums due under the proprietary leases.

Bankruptcy Laws

Operation of the federal Bankruptcy Code in Title 11 of the United States Code, as amended from time to time (“Bankruptcy Code“) and related state laws may interfere with or affect the ability of a lender to obtain payment of a loan, realize upon collateral and/or to enforce a deﬁciency judgment. For example, under the Bankruptcy Code, virtually all actions (including foreclosure actions and deﬁciency judgment proceedings) are automatically stayed upon the filing of the bankruptcy petition, and, usually, no interest or principal payments are made during the course of the bankruptcy case. The delay and the consequences of a delay caused by an automatic stay can be signiﬁcant. For example, the filing of a petition in bankruptcy by or on behalf of a junior mortgage lien holder may stay the senior lender from taking action to foreclose out such junior lien. At a minimum, the senior lender would suffer delay due to its need to seek bankruptcy court approval before taking any foreclosure or other action that could be deemed in violation of the automatic stay under the Bankruptcy Code.

Under the Bankruptcy Code, a bankruptcy trustee, or a borrower as debtor-in-possession, may under certain circumstances sell the related mortgaged property or other collateral free and clear of all liens, claims, encumbrances and interests, which liens would then attach to the proceeds of such sale, despite the provisions of the related mortgage or other security agreement to the contrary. Such a sale may be approved by a bankruptcy court even if the proceeds are insufficient to pay the secured debt in full.

Under the Bankruptcy Code, provided certain substantive and procedural safeguards for a lender are met, the amount and terms of a mortgage or other security agreement secured by property of a debtor may be modified under certain circumstances. Pursuant to a confirmed plan of reorganization, lien avoidance or claim objection proceeding, the secured

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claim arising from a loan secured by real property or other collateral may be reduced to the then-current value of the property (with a corresponding partial reduction of the amount of lender’s security interest), thus leaving the lender a secured creditor to the extent of the then current value of the property and a general unsecured creditor for the difference between such value and the outstanding balance of the loan. Such general unsecured claims may be paid less than 100% of the amount of the debt or not at all, depending upon the circumstances. Other modifications may include a reduction in the amount of each scheduled payment, which reduction may result from a reduction in the rate of interest and/or the alteration of the repayment schedule (with or without affecting the unpaid principal balance of the loan), and/or an extension (or reduction) of the final maturity date. Some courts have approved bankruptcy plans, based on the particular facts of the reorganization case, that effected the curing of a mortgage loan default by paying arrearages over a number of years. Also, under the Bankruptcy Code, a bankruptcy court may permit a debtor through its plan of reorganization to reinstate the loan even though the lender accelerated the mortgage loan and final judgment of foreclosure had been entered in state court prior to the filing of the debtor’s petition (provided no sale of the property had yet occurred). This may be done even if the plan of reorganization does not provide for payment of the full amount due under the original loan. Thus, the full amount due under the original loan may never be repaid. Other types of significant modifications to the terms of mortgage loan may be acceptable to the bankruptcy court, such as making distributions to the mortgage holder of property other than cash, or the substitution of collateral which is the “indubitable equivalent” of the real property subject to the mortgage, or the subordination of the mortgage to liens securing new debt (provided that the lender’s secured claim is “adequately protected” as such term is defined and interpreted under the Bankruptcy Code), often depending on the particular facts and circumstances of the specific case.

Federal bankruptcy law may also interfere with or otherwise adversely affect the ability of a secured mortgage lender to enforce an assignment by a borrower of rents and leases (which “rents” may include revenues from hotels and other lodging facilities specified in the Bankruptcy Code) related to a mortgaged property if the related borrower is in a bankruptcy proceeding. Under the Bankruptcy Code, a lender may be stayed from enforcing the assignment, and the legal proceedings necessary to resolve the issue can be time consuming and may result in significant delays in the receipt of the rents. Rents (including applicable hotel and other lodging revenues) and leases may also escape such an assignment, among other things, (i) if the assignment is not fully perfected under state law prior to commencement of the bankruptcy proceeding, (ii) to the extent such rents and leases are used by the borrower to maintain the mortgaged property, or for other court authorized expenses, (iii) to the extent other collateral may be substituted for the rents and leases, (iv) to the extent the bankruptcy court determines that the lender is adequately protected, or (v) to the extent the court determines based on the equities of the case that the post-petition rents are not subject to the lender’s pre-petition security interest.

Under the Bankruptcy Code, a security interest in real property acquired before the commencement of the bankruptcy case does not extend to income received after the commencement of the bankruptcy case unless such income is a proceed, product or rent of such property. Therefore, to the extent a business conducted on the mortgaged property creates accounts receivable rather than rents or results from payments under a license rather than payments under a lease, a valid and perfected pre-bankruptcy lien on such accounts receivable or license income generally would not continue as to post-bankruptcy accounts receivable or license income.

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The Bankruptcy Code provides that a lender’s perfected pre-petition security interest in leases, rents and hotel revenues continues in the post-petition leases, rents and hotel revenues, unless a bankruptcy court orders to the contrary “based on the equities of the case”. Thus, unless a court orders otherwise, lease, rent and hotel revenues from a mortgaged property generated after the date the bankruptcy petition is filed will constitute “cash collateral” under the Bankruptcy Code. Debtors may only use cash collateral upon obtaining the lender’s consent or a prior court order finding that the lender’s interest in the mortgaged hotel, motel or other lodging property and the cash collateral is “adequately protected” as the term is defined and interpreted under the Bankruptcy Code. In addition to post-petition rents, any cash held by a lender in a lockbox or reserve account generally would also constitute “cash collateral” under the Bankruptcy Code. So long as the lender is adequately protected, a debtor’s use of cash collateral may be for its own benefit or for the benefit of any affiliated entity group that is also subject to bankruptcy proceedings, including use as collateral for new debt. It should be noted, however, that the court may find that the lender has no security interest in either pre-petition or post-petition revenues if the court finds that the loan documents do not contain language covering accounts, room rents, or other forms of personalty necessary for a security interest to attach to such revenues.

The Bankruptcy Code provides generally that rights and obligations under an unexpired lease of the debtor/lessee may not be terminated or modiﬁed at any time after the commencement of a case under the Bankruptcy Code solely because of a provision in the lease providing for the termination or modification of such rights or obligations upon the filing of a bankruptcy petition or the occurrence of certain other similar events. This prohibition on so-called “ipso facto” clauses could limit the ability of a lender to exercise certain contractual remedies with respect to the leases on any mortgaged property. In addition, section 362 of the Bankruptcy Code operates as an automatic stay of, among other things, any act to obtain possession of property from a debtor’s estate, which may delay a lender’s exercise of those remedies, including foreclosure, in the event that a lessee becomes the subject of a proceeding under the Bankruptcy Code. Thus, the filing of a petition in bankruptcy by or on behalf of a lessee of a mortgaged property would result in a stay against the commencement or continuation of any state court proceeding for past due rent, for accelerated rent, for damages or for a summary eviction order with respect to a default under the related lease that occurred prior to the filing of the lessee’s petition. While relief from the automatic stay to enforce remedies may be requested by a creditor and granted by a bankruptcy court in certain circumstances, it can be denied for a number of reasons, including where “cause” has not been shown or where the collateral is “necessary to an effective reorganization” for the debtor, and if a debtor’s case has been administratively consolidated with those of its affiliates, the court may also consider whether the property is “necessary to an effective reorganization” of the debtor and its affiliates, taken as a whole.

The Bankruptcy Code generally provides that a trustee in bankruptcy or debtor-in-possession may, with respect to an unexpired lease of non-residential real property under which the debtor is a lessee, before the earlier of (i) 120 days after the filing of a bankruptcy case or (ii) the entry of an order confirming a plan, subject to approval of the court, (a) assume the lease and retain it or assign it to a third party or (b) reject the lease. If the trustee or debtor-in-possession fails to assume or reject the lease within the time specified in the preceding sentence, subject to any extensions by the bankruptcy court, the lease will be deemed rejected and the property will be surrendered to the lessor. The bankruptcy court may for cause shown extend the 120-day period up to 90 days for a total of 210 days. If the lease is assumed, the trustee in bankruptcy on behalf of the lessee, or the lessee as debtor-in-possession, or the assignee, if applicable, must cure any defaults

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under the lease, compensate the lessor for its losses and provide the lessor with “adequate assurance” of future performance. These remedies may be insufficient, however, as the lessor may be forced to continue under the lease with a lessee that is a poor credit risk or an unfamiliar tenant (if the lease was assigned), and any assurances provided to the lessor may, in fact, be inadequate. If the lease is rejected, the rejection generally constitutes a breach of the executory contract or unexpired lease as of the date immediately preceding the filing date of the bankruptcy petition. As a consequence, the other party or parties to the lease, such as the borrower, as lessor under a lease, generally would have only an unsecured claim against the debtor, as lessee, for damages resulting from the breach, which could adversely affect the security for the related mortgage loan. In addition, under the Bankruptcy Code, a lease rejection damages claim is limited to the “(a) rent reserved by the lease, without acceleration, for the greater of one year, or 15 percent, not to exceed three years, of the remaining term of such lease, following the earlier of the date of the bankruptcy petition and the date on which the lessor regained possession of the real property, (b) plus any unpaid rent due under such lease, without acceleration, on the earlier of such dates.”

If a trustee in bankruptcy on behalf of a lessor, or a lessor as debtor-in-possession, rejects an unexpired lease of real property, the lessee may treat the lease as terminated by the rejection or, in the alternative, the lessee may remain in possession of the leasehold for the balance of the term and for any renewal or extension of the term that is enforceable by the lessee under applicable non-bankruptcy law. The Bankruptcy Code provides that if a lessee elects to remain in possession after a rejection of a lease, the lessee may offset against rents reserved under the lease for the balance of the term after the date of rejection of the lease, and the related renewal or extension of the lease, any damages occurring after that date caused by the nonperformance of any obligation of the lessor under the lease after that date.

Similarly, there is risk associated with a borrower ground lessee or a ground lessor becoming a debtor in a proceeding under the Bankruptcy Code. In general, upon the bankruptcy of a lessor or a lessee under a lease of nonresidential real property, including a ground lease, that has not been terminated prior to the bankruptcy filing date, the debtor entity has the statutory right to assume or reject the lease. Given that the Bankruptcy Code generally invalidates clauses that terminate contracts automatically upon the filing by one of the parties of a bankruptcy petition or that are conditioned on a party’s insolvency, following the filing of a bankruptcy petition, a debtor would ordinarily be required to perform its obligations under such lease until the debtor decides whether to assume or reject the lease, provided that the bankruptcy court may defer the time for a debtor lessee to perform under the lease until 60 days following the petition date for cause shown. The Bankruptcy Code provides certain additional protections with respect to non-residential real property leases, such as establishing a specific timeframe in which a debtor must determine whether to assume or reject the lease. Even if the agreements were terminated prior to bankruptcy, a bankruptcy court may determine that the agreement was improperly terminated and therefore remains part of the debtor’s bankruptcy estate. The debtor also can seek bankruptcy court approval to assume and assign the lease to a third party, and to modify the lease in connection with such assignment. In order to assume the lease, the debtor or assignee generally will have to cure outstanding defaults and provide “adequate assurance of future performance” in addition to satisfying other requirements imposed under the Bankruptcy Code. Under the Bankruptcy Code, subject to certain exceptions, once a lease is rejected by a debtor lessee, it is deemed breached, and the non-debtor lessor will have a claim for lease rejection damages, as described above.

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If the ground lessor files for bankruptcy, it may wait until the confirmation of its plan of reorganization to determine whether to reject the ground lease. On request of any party to the lease, the bankruptcy court may order the debtor to determine within a specific period of time whether to assume or reject the lease or to comply with the terms of the lease pending its decision to assume or reject. In the event of rejection, the non-debtor lessee will have the right to treat the lease as terminated by virtue of its terms, applicable nonbankruptcy law, or any agreement made by the lessee. The non-debtor lessee may also, if the lease term has begun, retain its rights under the lease, including its rights to remain in possession of the leased premises under the rent reserved in the lease for the balance of the term of the lease (including renewals). The term “lessee” includes any “successor, assign or mortgagee permitted under the terms of such lease”. If, pre-petition, the ground lessor had specifically granted the leasehold mortgagee such right, the leasehold mortgagee may have the right to succeed to the lessee/borrower’s position under the lease.

In the event of concurrent bankruptcy proceedings involving the ground lessor and the lessee/borrower, actions by creditors against the lessee/borrower debtor would be subject to the automatic stay, and a lender may be unable to enforce both the bankrupt lessee’s/borrower’s pre-petition agreement to refuse to treat a ground lease rejected by a bankrupt lessor as terminated and any agreement by the ground lessor to grant the lender a new lease upon such termination. In such circumstances, a lease could be terminated notwithstanding lender protection provisions contained in that lease or in the mortgage. A lender could lose its security unless the lender holds a fee mortgage or the bankruptcy court, as a court of equity, allows the mortgagee to assume the ground lessee’s obligations under the ground lease and succeed to the ground lessee’s position. Although consistent with the Bankruptcy Code, such position may not be adopted by the bankruptcy court.

Further, in an appellate decision by the United States Court of Appeals for the Seventh Circuit (Precision Indus. v. Qualitech Steel SBQ, LLC, 327 F.3d 537 (7th Cir, 2003)), the court ruled with respect to an unrecorded lease of real property that where a sale of leased property occurs under the Bankruptcy Code upon the bankruptcy of a landlord, that sale terminates a lessee’s possessory interest in the property, and the purchaser assumes title free and clear of any interest, including any leasehold estates. Pursuant to the Bankruptcy Code, a lessee may request the bankruptcy court to prohibit or condition the sale of the property so as to provide adequate protection of the leasehold interest; however, the court ruled that, at least where a memorandum of lease had not been recorded, this provision does not ensure continued possession of the property, but rather entitles the lessee to compensation for the value of its leasehold interest, typically from the sale proceeds. As a result, we cannot assure you that, in the event of a sale of leased property pursuant to the Bankruptcy Code, the lessee would be able to maintain possession of the property under the ground lease. In addition, we cannot assure you that a leasehold mortgagor and/or a leasehold mortgagee (to the extent it has standing to intervene) would be able to recover the full value of the leasehold interest in bankruptcy court.

Because of the possible termination of the related ground lease, whether arising from a bankruptcy, the expiration of a lease term or an uncured defect under the related ground lease, lending on a leasehold interest in a real property is riskier than lending on the fee interest in the property.

[Although the borrowers under the Mortgage Loans may be special purpose entities, special purpose entities can become debtors in bankruptcy under various circumstances. For example, in the bankruptcy case of General Growth Properties, notwithstanding that such subsidiaries were special purpose entities with independent directors, numerous property-level, special purpose subsidiaries were filed for bankruptcy protection by their parent entity. Nonetheless, the United States Bankruptcy Court for the Southern District of

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New York denied various lenders’ motions to dismiss the special purpose entity subsidiaries’ cases as bad faith filings. In denying the motions, the bankruptcy court stated that the fundamental and bargained for creditor protections embedded in the special purpose entity structures at the property level would remain in place during the pendency of the chapter 11 cases. Those protections included adequate protection of the lenders’ interest in their collateral and protection against the substantive consolidation of the property-level debtors with any other entities.

The moving lenders in the General Growth Properties case had argued that the 21 property-level bankruptcy filings were premature and improperly sought to restructure the debt of solvent entities for the benefit of equity holders. However, the Bankruptcy Code does not require that a voluntary debtor be insolvent or unable to pay its debts currently in order to be eligible for relief and generally a bankruptcy petition will not be dismissed for bad faith if the debtor has a legitimate rehabilitation objective. Accordingly, after finding that the relevant debtors were experiencing varying degrees of financial distress due to factors such as cross defaults, a need to refinance in the near term (i.e., within 1 to 4 years), and other considerations, the bankruptcy court noted that it was not required to analyze in isolation each debtor’s basis for filing. In the court’s view, the critical issue was whether a parent company that had filed its bankruptcy case in good faith could include in the filing subsidiaries that were necessary for the parent’s reorganization. As demonstrated in the General Growth Properties bankruptcy case, although special purpose entities are designed to mitigate the bankruptcy risk of a borrower, special purpose entities can become debtors in bankruptcy under various circumstances.

Generally, pursuant to the doctrine of substantive consolidation, a bankruptcy court, in the exercise of its broad equitable powers, has the authority to order that the assets and liabilities of a borrower be substantively consolidated with those of an affiliate (i.e., even a non-debtor), including for the purposes of making distributions under a plan of reorganization or liquidation. Thus, property that is ostensibly the property of a borrower may become subject to the bankruptcy case of an affiliate, the automatic stay applicable to such bankrupt affiliate may be extended to a borrower, and the rights of creditors of a borrower may become impaired. Substantive consolidation is generally viewed as an equitable remedy that could result in an otherwise solvent company becoming subject to the bankruptcy proceedings of an insolvent affiliate, making the solvent company’s assets available to repay the debts of affiliated companies. A court has the discretion to order substantive consolidation in whole or in part and may include nondebtor affiliates of the bankrupt entity in the proceedings. The interrelationship among a borrower and other affiliates may pose a heightened risk of substantive consolidation and other bankruptcy risks in the event that any one or more of them were to become a debtor under the Bankruptcy Code. In the event of the bankruptcy of the applicable parent entities of any borrower, the assets of such borrower may be treated as part of the bankruptcy estates of such parent entities. In addition, in the event of the institution of voluntary or involuntary bankruptcy proceedings involving a borrower and certain of its affiliates, to serve judicial economy, it is likely that a court would jointly administer the respective bankruptcy proceedings. Furthermore, with respect to any affiliated borrowers, creditors of a common parent in bankruptcy may seek to substantively consolidate the assets of such borrowers with those of the parent.]

In a bankruptcy or similar proceeding involving a borrower, action may be taken seeking the recovery as a preferential transfer of any payments made by such borrower, or made directly by the related lessee, under the related mortgage loan to the issuing entity. Payments on long term debt may be protected from recovery as preferences if they qualify for the “ordinary course” exception under the Bankruptcy Code or if certain other defenses

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in the Bankruptcy Code are applicable. Whether any particular payment would be protected depends upon the facts speciﬁc to a particular transaction.

In addition, in a bankruptcy or similar proceeding involving any borrower or an affiliate, an action may be taken to avoid the transaction (or any component of the transaction, such as joint and several liability on the related mortgage loan) as an actual or constructive fraudulent conveyance under state or federal law. Any payment by a borrower in excess of its allocated share of the loan could be challenged as a fraudulent conveyance by creditors of that borrower in an action outside a bankruptcy case or by the representative of the borrower’s bankruptcy estate in a bankruptcy case. Generally, under most fraudulent conveyance statutes, the incurrence of an obligation or the transfer of property by a person will be subject to avoidance under certain circumstances if the person transferred such property with the intent to hinder, delay or defraud its creditors or the person did not receive fair consideration or reasonably equivalent value in exchange for such obligation or transfer and (i) was insolvent or was rendered insolvent by such obligation or transfer, (ii) was engaged in business or a transaction, or was about to engage in business or a transaction, for which any property remaining with the person constituted unreasonably small capital, or (iii) intended to, believed or reasonably should have believed that it would, incur debts that would be beyond the person’s ability to pay as such debts matured. The measure of insolvency will vary depending on the law of the applicable jurisdiction. However, an entity will generally be considered insolvent if the present fair salable value of its assets is less than (x) the sum of its debts or (y) the amount that would be required to pay its probable liabilities on its existing debts as they become absolute and matured. Accordingly, a lien granted by a borrower to secure repayment of the loan in excess of its allocated share could be avoided if a court were to determine that (i) such borrower was insolvent at the time of granting the lien, was rendered insolvent by the granting of the lien, was left with inadequate capital, or intended to, believed or reasonably should have believed that it would incur debts that would render it unable to pay its debts as they matured and (ii) the borrower did not, when it allowed its property to be encumbered by a lien securing the entire indebtedness represented by the loan, receive fair consideration or reasonably equivalent value for pledging such property for the equal benefit of each other borrower.

A bankruptcy court may, under certain circumstances, authorize a debtor to obtain credit after the commencement of a bankruptcy case, secured among other things, by senior, equal or junior liens on property that is already subject to a lien. In the bankruptcy case of General Growth Properties filed on April 16, 2009, the debtors initially sought approval of a debtor-in-possession loan to the corporate parent entities guaranteed by the property-level single purpose entities and secured by second liens on their properties. Although the debtor-in-possession loan subsequently was modified to eliminate the subsidiary guarantees and second liens, we cannot assure you that, in the event of a bankruptcy of the borrower sponsor, the borrower sponsor would not seek approval of a similar debtor-in-possession loan, or that a bankruptcy court would not approve a debtor-in-possession loan that included such subsidiary guarantees and second liens on such subsidiaries’ properties.

Certain of the borrowers may be partnerships. The laws governing limited partnerships in certain states provide that the commencement of a case under the Bankruptcy Code with respect to a general partner will cause a person to cease to be a general partner of the limited partnership, unless otherwise provided in writing in the limited partnership agreement. This provision may be construed as an “ipso facto” clause and, in the event of the general partner’s bankruptcy, may not be enforceable. Certain limited partnership agreements of the borrowers may provide that the commencement of a case under the

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Bankruptcy Code with respect to the related general partner constitutes an event of withdrawal (assuming the enforceability of the clause is not challenged in bankruptcy proceedings or, if challenged, is upheld) that might trigger the dissolution of the limited partnership, the winding up of its affairs and the distribution of its assets, unless (i) at the time there was at least one other general partner and the written provisions of the limited partnership agreement permit the business of the limited partnership to be carried on by the remaining general partner and that general partner does so or (ii) the written provisions of the limited partnership agreement permit the limited partners to agree within a speciﬁed time frame (often 60 days) after the withdrawal to continue the business of the limited partnership and to the appointment of one or more general partners and the limited partners do so. In addition, the laws governing limited partnerships in certain states provide that the commencement of a case under the Bankruptcy Code or state bankruptcy laws with respect to a general partner of the partnership triggers the dissolution of the partnership, the winding up of its affairs and the distribution of its assets. Those state laws, however, may not be enforceable or effective in a bankruptcy case. Limited liability companies may be subjected to similar treatment as that described in this prospectus with respect to limited partnerships. The dissolution of a borrower, the winding up of its affairs and the distribution of its assets could result in an acceleration of its payment obligation under the borrower’s mortgage loan, which may reduce the yield on the Offered Certificates in the same manner as a principal prepayment.

In addition, the bankruptcy of the general or limited partner of a borrower that is a partnership, or the bankruptcy of a member of a borrower that is a limited liability company or the bankruptcy of a shareholder of a borrower that is a corporation may provide the opportunity in the bankruptcy case of the partner, member or shareholder to obtain an order from a court consolidating the assets and liabilities of the partner, member or shareholder with those of the mortgagor pursuant to the doctrines of substantive consolidation or piercing the corporate veil. In such a case, the respective mortgaged property, for example, would become property of the estate of the bankrupt partner, member or shareholder. Not only would the mortgaged property be available to satisfy the claims of creditors of the partner, member or shareholder, but an automatic stay would apply to any attempt by the trustee to exercise remedies with respect to the mortgaged property. However, such an occurrence should not affect a lender’s status as a secured creditor with respect to the mortgagor or its security interest in the mortgaged property.

A borrower that is a limited partnership, in many cases, may be required by the loan documents to have a single purpose entity as its sole general partner, and a borrower that is a general partnership, in many cases, may be required by the loan documents to have as its general partners only entities that are single purpose entities. A borrower that is a limited liability company may be required by the loan documents to have a single purpose member or a springing member. All borrowers that are tenants-in-common may be required by the loan documents to be single purpose entities. These provisions are designed to mitigate the risk of the dissolution or bankruptcy of the partnership borrower or its general partner, a limited liability company borrower or its member (if applicable), or a borrower that is a tenant-in-common. However, we cannot assure you that any partnership borrower or its general partner, or any limited liability company borrower or its member (if applicable), or a borrower that is a tenant-in-common, will not dissolve or become a debtor under the Bankruptcy Code.

A debtor in possession or trustee in a bankruptcy proceeding may in some cases be entitled to collect its costs and expenses in preserving or selling the mortgaged property ahead of payment to a secured mortgage lender. Moreover, the laws of certain states also give priority to certain tax liens over the lien of a mortgage or deed-of-trust. Under the

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Bankruptcy Code, if the court finds that actions of mortgagees have been inequitable, the claims of the mortgagees may be subordinated to the claims of other creditors and the liens securing the mortgagees’ claims may be transferred to the debtor’s estate.

Environmental Considerations

General

A lender may be subject to environmental risks when taking a security interest in real property. Of particular concern may be properties that are or have been used for industrial, manufacturing, military or disposal activity. Such environmental risks include the possible diminution of the value of a contaminated property or, as discussed below, potential liability for clean-up costs or other remedial actions that could exceed the value of the property or the amount of the lender’s loan. In certain circumstances, a lender may decide to abandon a contaminated mortgaged property as collateral for its loan rather than foreclose and risk liability for clean-up costs.

Superlien Laws

Under the laws of many states, contamination on a property may give rise to a lien on the property for clean-up costs. In several states, such a lien has priority over all existing liens, including those of existing mortgages. In these states, the lien of a mortgage may lose its priority to such a “superlien.”

CERCLA

The federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”), imposes strict liability on present and past “owners” and “operators” of contaminated real property for the costs of clean-up. A secured lender may be liable as an “owner” or “operator” of a contaminated mortgaged property if agents or employees of the lender have participated in the management or operation of such mortgaged property. Such liability may exist even if the lender did not cause or contribute to the contamination and regardless of whether the lender has actually taken possession of a mortgaged property through foreclosure, deed in lieu of foreclosure or otherwise. Moreover, such liability is not limited to the original or unamortized principal balance of a loan or to the value of the property securing a loan. Excluded from CERCLA’s deﬁnition of “owner” or “operator”, however, is a person “who, without participating in the management of the facility, holds indicia of ownership primarily to protect his security interest”. This is the so called “secured creditor exemption.”

The Asset Conservation, Lender Liability and Deposit Insurance Protection Act of 1996 (the “1996 Act”) amended, among other things, the provisions of CERCLA with respect to lender liability and the secured creditor exemption. The 1996 Act offers protection to lenders by deﬁning the activities in which a lender can engage and still have the beneﬁt of the secured creditor exemption. In order for a lender to be deemed to have participated in the management of a mortgaged property, the lender must actually participate in the operational affairs of the property of the borrower. The 1996 Act provides that “merely having the capacity to inﬂuence, or unexercised right to control” operations does not constitute participation in management. A lender will lose the protection of the secured creditor exemption if it exercises decision-making control over the borrower’s environmental compliance and hazardous substance handling or disposal practices, or assumes day-to-day management of environmental or substantially all other operational functions of the mortgaged property. The 1996 Act also provides that a lender will continue to have the beneﬁt of the secured creditor exemption even if it forecloses on a mortgaged property,

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purchases it at a foreclosure sale or accepts a deed-in-lieu of foreclosure provided that the lender seeks to sell the mortgaged property at the earliest practicable commercially reasonable time on commercially reasonable terms.

Certain Other Federal and State Laws

Many states have statutes similar to CERCLA, and not all of those statutes provide for a secured creditor exemption. In addition, under federal law, there is potential liability relating to hazardous wastes and underground storage tanks under the federal Resource Conservation and Recovery Act.

Some federal, state and local laws, regulations and ordinances govern the management, removal, encapsulation or disturbance of asbestos-containing materials. These laws, as well as common law standards, may impose liability for releases of or exposure to asbestos-containing materials, and provide for third parties to seek recovery from owners or operators of real properties for personal injuries associated with those releases.

Federal legislation requires owners of residential housing constructed prior to 1978 to disclose to potential residents or purchasers any known lead-based paint hazards and will impose treble damages for any failure to disclose. In addition, the ingestion of lead-based paint chips or dust particles by children can result in lead poisoning. If lead-based paint hazards exist at a property, then the owner of that property may be held liable for injuries and for the costs of removal or encapsulation of the lead-based paint.

In a few states, transfers of some types of properties are conditioned upon clean-up of contamination prior to transfer. In these cases, a lender that becomes the owner of a property through foreclosure, deed in lieu of foreclosure or otherwise, may be required to clean-up the contamination before selling or otherwise transferring the property.

Beyond statute-based environmental liability, there exist common law causes of action (for example, actions based on nuisance or on toxic tort resulting in death, personal injury or damage to property) related to hazardous environmental conditions on a property. While it may be more difficult to hold a lender liable under common law causes of action, unanticipated or uninsured liabilities of the borrower may jeopardize the borrower’s ability to meet its loan obligations or may decrease the re-sale value of the collateral.

Additional Considerations

The cost of remediating hazardous substance contamination at a property can be substantial. If a lender becomes liable, it can bring an action for contribution against the owner or operator who created the environmental hazard, but that individual or entity may be without substantial assets. Accordingly, it is possible that such costs could become a liability of the issuing entity and occasion a loss to the certiﬁcateholders.

If a lender forecloses on a mortgage secured by a property, the operations on which are subject to environmental laws and regulations, the lender will be required to operate the property in accordance with those laws and regulations. Such compliance may entail substantial expense, especially in the case of industrial or manufacturing properties.

In addition, a lender may be obligated to disclose environmental conditions on a property to government entities and/or to prospective buyers (including prospective buyers at a foreclosure sale or following foreclosure). Such disclosure may decrease the amount that prospective buyers are willing to pay for the affected property, sometimes substantially, and thereby decrease the ability of the lender to recover its investment in a loan upon foreclosure.

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Due-on-Sale and Due-on-Encumbrance Provisions

Certain of the mortgage loans may contain “due-on-sale” and “due-on-encumbrance” clauses that purport to permit the lender to accelerate the maturity of the loan if the borrower transfers or encumbers the related mortgaged property. The Garn-St Germain Depository Institutions Act of 1982 (the “Garn Act”) generally preempts state laws that prohibit the enforcement of due-on-sale clauses and permits lenders to enforce these clauses in accordance with their terms, subject to certain limitations as set forth in the Garn Act and related regulations. Accordingly, a lender may nevertheless have the right to accelerate the maturity of a mortgage loan that contains a “due-on-sale” provision upon transfer of an interest in the property, without regard to the lender’s ability to demonstrate that a sale threatens its legitimate security interest.

Subordinate Financing

The terms of certain of the mortgage loans may not restrict the ability of the borrower to use the mortgaged property as security for one or more additional loans, or such restrictions may be unenforceable. Where a borrower encumbers a mortgaged property with one or more junior liens, the senior lender is subjected to additional risk. First, the borrower may have difficulty servicing and repaying multiple loans. Moreover, if the subordinate financing permits recourse to the borrower (as-is frequently the case) and the senior loan does not, a borrower may have more incentive to repay sums due on the subordinate loan. Second, acts of the senior lender that prejudice the junior lender or impair the junior lender’s security may create a superior equity in favor of the junior lender. For example, if the borrower and the senior lender agree to an increase in the principal amount of or the interest rate payable on the senior loan, the senior lender may lose its priority to the extent any existing junior lender is harmed or the borrower is additionally burdened. Third, if the borrower defaults on the senior loan and/or any junior loan or loans, the existence of junior loans and actions taken by junior lenders can impair the security available to the senior lender and can interfere with or delay the taking of action by the senior lender. Moreover, the bankruptcy of a junior lender may operate to stay foreclosure or similar proceedings by the senior lender.

Default Interest and Limitations on Prepayments

Promissory notes and mortgages may contain provisions that obligate the borrower to pay a late charge or additional interest if payments are not timely made, and in some circumstances, may prohibit prepayments for a speciﬁed period and/or condition prepayments upon the borrower’s payment of prepayment fees or yield maintenance penalties. In certain states, there are or may be speciﬁc limitations upon the late charges which a lender may collect from a borrower for delinquent payments. Certain states also limit the amounts that a lender may collect from a borrower as an additional charge if the loan is prepaid. In addition, the enforceability of provisions that provide for prepayment fees or penalties upon an involuntary prepayment is unclear under the laws of many states.

Applicability of Usury Laws

Title V of the Depository Institutions Deregulation and Monetary Control Act of 1980 (“Title V”) provides that state usury limitations will not apply to certain types of residential (including multifamily) first mortgage loans originated by certain lenders after March 31, 1980. Title V authorized any state to reimpose interest rate limits by adopting, before April 1, 1983, a law or constitutional provision that expressly rejects application of the federal law. In addition, even where Title V is not so rejected, any state is authorized by the law to adopt a provision limiting discount points or other charges on mortgage loans covered by

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Title V. Certain states have taken action to reimpose interest rate limits and/or to limit discount points or other charges.

Statutes differ in their provisions as to the consequences of a usurious loan. One group of statutes requires the lender to forfeit the interest due above the applicable limit or impose a speciﬁed penalty. Under this statutory scheme, the borrower may cancel the recorded mortgage or deed of trust upon paying its debt with lawful interest, and the lender may foreclose, but only for the debt plus lawful interest. A second group of statutes is more severe. A violation of this type of usury law results in the invalidation of the transaction, thereby permitting the borrower to cancel the recorded mortgage or deed of trust without any payment or prohibiting the lender from foreclosing.

Americans with Disabilities Act

Under Title III of the Americans with Disabilities Act of 1990 and related regulations (collectively, the “ADA”), in order to protect individuals with disabilities, public accommodations (such as hotel properties, restaurants, shopping centers, hospitals, schools and social service center establishments) must remove architectural and communication barriers which are structural in nature from existing places of public accommodation to the extent “readily achievable”. In addition, under the ADA, alterations to a place of public accommodation or a commercial facility are to be made so that, to the maximum extent feasible, such altered portions are readily accessible to and usable by disabled individuals. The “readily achievable” standard takes into account, among other factors, the financial resources of the affected site, owner, landlord or other applicable person. In addition to imposing a possible financial burden on the borrower in its capacity as owner or landlord, the ADA may also impose such requirements on a foreclosing lender who succeeds to the interest of the borrower as owner or landlord. Furthermore, since the “readily achievable” standard may vary depending on the financial condition of the owner or landlord, a foreclosing lender who is financially more capable than the borrower of complying with the requirements of the ADA may be subject to more stringent requirements than those to which the borrower is subject.

Servicemembers Civil Relief Act

Under the terms of the Servicemembers Civil Relief Act as amended (the “Relief Act”), a borrower who enters military service after the origination of such borrower’s mortgage loan (including a borrower who was in reserve status and is called to active duty after origination of the mortgage loan), upon notiﬁcation by such borrower, will not be charged interest, including fees and charges, in excess of 6% per annum during the period of such borrower’s active duty status. In addition to adjusting the interest, the lender must forgive any such interest in excess of 6% unless a court or administrative agency orders otherwise upon application of the lender. The Relief Act applies to individuals who are members of the Army, Navy, Air Force, Marines, National Guard, Reserves, Coast Guard and officers of the U.S. Public Health Service or the National Oceanic and Atmospheric Administration assigned to duty with the military. Because the Relief Act applies to individuals who enter military service (including reservists who are called to active duty) after origination of the related mortgage loan, no information can be provided as to the number of loans with individuals as borrowers that may be affected by the Relief Act. Application of the Relief Act would adversely affect, for an indeterminate period of time, the ability of a master servicer or special servicer to collect full amounts of interest on certain of the mortgage loans. Any shortfalls in interest collections resulting from the application of the Relief Act would result in a reduction of the amounts distributable to the holders of certiﬁcates, and would not be covered by advances or, any form of credit support provided in connection with the certiﬁcates. In addition, the Relief Act imposes limitations that would impair the ability of a

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lender to foreclose on an affected mortgage loan during the borrower’s period of active duty status, and, under certain circumstances, during an additional three-month period thereafter.

Anti-Money Laundering, Economic Sanctions and Bribery

Many jurisdictions have adopted wide-ranging anti-money laundering, economic and trade sanctions, and anti-corruption and anti-bribery laws, and regulations (collectively, the “Requirements”). Any of the depositor, the issuing entity, the underwriters or other party to the PSA could be requested or required to obtain certain assurances from prospective investors intending to purchase certificates and to retain such information or to disclose information pertaining to them to governmental, regulatory or other authorities or to financial intermediaries or engage in due diligence or take other related actions in the future. Failure to honor any request by the depositor, the issuing entity, the underwriters or other party to the PSA to provide requested information or take such other actions as may be necessary or advisable for the depositor, the issuing entity, the underwriters or other party to the PSA to comply with any Requirements, related legal process or appropriate requests (whether formal or informal) may result in, among other things, a forced sale to another investor of such investor’s certificates. In addition, it is expected that each of the depositor, the issuing entity, the underwriters and the other parties to the PSA will comply with the U.S. Bank Secrecy Act, U.S. Bank Secrecy Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (also known as the “Patriot Act”) and any other anti-money laundering and anti-terrorism, economic and trade sanctions, and anti-corruption or anti-bribery laws, and regulations of the United States and other countries, and will disclose any information required or requested by authorities in connection with such compliance.

Potential Forfeiture of Assets

Federal law provides that assets (including property purchased or improved with assets) derived from criminal activity or otherwise tainted, or used in the commission of certain offenses, is subject to the blocking requirements of economic sanctions laws and regulations, and can be blocked and/or seized and ordered forfeited to the United States of America. The offenses that can trigger such a blocking and/or seizure and forfeiture include, among others, violations of the Racketeer Influenced and Corrupt Organizations Act, the U.S. Bank Secrecy Act, the anti-money laundering, anti-terrorism, economic sanctions, and anti-bribery laws and regulations, including the Patriot Act and the regulations issued pursuant to that act, as well as the narcotic drug laws. In many instances, the United States may seize the property even before a conviction occurs.

In the event of a forfeiture proceeding, a lender may be able to establish its interest in the property by proving that (a) its mortgage was executed and recorded before the commission of the illegal conduct from which the assets used to purchase or improve the property were derived or before the commission of any other crime upon which the forfeiture is based, or (b) the lender, at the time of the execution of the mortgage, “did not know or was reasonably without cause to believe that the property was subject to forfeiture”. However, there is no assurance that such a defense will be successful.

Certain Affiliations, Relationships and Related Transactions
Involving Transaction Parties

[Natixis Real Estate Capital LLC] [and] [Natixis, New York Branch] and its affiliates are playing several roles in this transaction. Natixis Commercial Mortgage Securities LLC is the

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depositor and [a wholly-owned subsidiary of Natixis Real Estate Capital LLC] [and] [an indirect wholly-owned subsidiary of Natixis]. [Natixis Real Estate Capital LLC] [and] [Natixis, New York Branch] and the other mortgage loan sellers originated, co-originated or acquired the mortgage loans and will be selling them to the depositor. [[Natixis Real Estate Capital LLC] [and] [Natixis, New York Branch] is also an affiliate of Natixis Securities Americas LLC, an underwriter for the offering of the certificates.]

[In addition, [NREC/Natixis, New York Branch] currently holds the [_______] Pari Passu Companion Loan. However, [NREC/Natixis, New York Branch] intends to sell the [________] Pari Passu Companion Loan in connection with a future securitization. In addition, with respect to [__] mortgage loan identified as “[______]” on Annex A-1, representing approximately [__]% of the Initial Pool Balance, [NREC/Natixis, New York Branch] is the holder of a related mezzanine loan secured by direct or indirect equity interests in the borrower under such mortgage loan.]

[[NREC/Natixis, New York Branch] and certain other third party lenders provide warehouse financing to certain affiliates of [MORTGAGE LOAN SELLER] (the “Financing Affiliates”) through various repurchase facilities and other lending arrangements. Some or all of the [MORTGAGE LOAN SELLER] Mortgage Loans are (or as of the securitization closing date may be) subject to such repurchase facilities and other lending arrangements. If such is the case at the time the certificates are issued, then [MORTGAGE LOAN SELLER] will use the proceeds from its sale of the [MORTGAGE LOAN SELLER] Mortgage Loans to the depositor to, among other things, acquire the financed [MORTGAGE LOAN SELLER] Mortgage Loans from the Financing Affiliates, and the Financing Affiliates will, in turn, use the funds that they receive from [MORTGAGE LOAN SELLER] to, among other things, reacquire or otherwise obtain the release of the warehoused [MORTGAGE LOAN SELLER] Mortgage Loans from the repurchase agreement counterparties or other types of lenders free and clear of any liens. As of [_____], [NREC/Natixis, New York Branch] was the repurchase agreement counterparty with respect to [__] of the [MORTGAGE LOAN SELLER] Mortgage Loans, with an aggregate Cut-off Date Balance of $[_______]. The certificate administrator is the interim custodian of the loan documents with respect to [__] of the [MORTGAGE LOAN SELLER] Mortgage Loans, which have an aggregate Cut-off Date Balance of $[_________]. In addition, the certificate administrator acts as interim servicer with respect to [__] of the [MORTGAGE LOAN SELLER] Mortgage Loans, which have an aggregate Cut-off Date Balance of $[_______].]

[ADD SIMILAR DISCLOSURE, IF APPLICABLE, FOR OTHER SPONSORS OR MORTGAGE LOAN SELLERS]

[The certificate administrator is also the certificate administrator, the custodian, the certificate registrar and the 17g-5 Information Provider under the [______] pooling and servicing agreement with respect to the [______] Whole Loan.]

[The master servicer is also the master servicer under the [______] pooling and servicing agreement with respect to the [______] Whole Loan.]

[The asset representations reviewer is also the asset representations reviewer under the [______] pooling and servicing agreement with respect to the [______] Whole Loan.]

[The special servicer is an affiliate of the entity that is expected to purchase the [____] certificates (and may purchase certain other classes of certificates) and to be appointed as the initial Directing Certificateholder.]

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See “Risk Factors—Risks Related to Conflicts of Interest—Potential Conflicts of Interest of the Master Servicer and the Special Servicer”, “—Potential Conflicts of Interest of the Asset Representations Reviewer”, “—Potential Conflicts of Interest of the Directing Certificateholder and the Companion Loan Holders” and “—Risks Relating to the Mortgage Loans—Mortgaged Properties Leased to Borrowers or Borrower Affiliated Entities Also Have Risks”. For a description of certain other affiliations, relationships and related transactions, to the extent known and material, among the transaction parties, see the individual descriptions of the transaction parties under “Transaction Parties”.

Pending Legal Proceedings Involving Transaction Parties

[While the sponsors have been involved in, and are currently involved in, certain litigation or potential litigation, including actions relating to repurchase claims, there are no legal proceedings pending, or any proceedings known to be contemplated by any governmental authorities, against the sponsors that are material to Certificateholders.]

[For a description of certain other material legal proceedings pending against the transaction parties, see the individual descriptions of the transaction parties under “Transaction Parties”.]

[IF APPLICABLE, PROVIDE DISCLOSURE REGARDING LEGAL PROCEEDINGS, AS REQUIRED BY ITEM 1117 OF REGULATION AB.]

Use of Proceeds

Certain of the net proceeds from the sale of the Offered Certificates, together with the net proceeds from the sale of the other certificates not being offered by this prospectus, will be used by the depositor to purchase the mortgage loans from the mortgage loan sellers and to pay certain expenses in connection with the issuance of the certificates. [If applicable, disclosure of the amount of expenses payable from offering proceeds, separately identifying the type and amount of expenses paid to each of the sponsor, servicer, depositor, issuing entity, originator, underwriter, or any affiliate of the foregoing will be included as required by Item 1107(j) of Regulation AB.]

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Yield and Maturity Considerations

Yield Considerations

General

The yield to maturity on the Offered Certificates will depend upon the price paid by the investors, the rate and timing of the distributions in reduction of the Certificate Balance or Notional Amount of the applicable class of Offered Certificates, the extent to which yield maintenance charges and prepayment premiums allocated to the class of Offered Certificates are collected, and the rate, timing and severity of losses on the Mortgage Loans and the extent to which such losses are allocable in reduction of the Certificate Balance or Notional Amount of the class of Offered Certificates, as well as prevailing interest rates at the time of payment or loss realization.

Rate and Timing of Principal Payments

The rate and amount of distributions in reduction of the Certificate Balance of any class of Offered Certificates that are also Principal Balance Certificates (other than Exchangeable Certificates) or Trust Components (and, therefore, the related Exchangeable Certificates) or the Trust Components (and, therefore, the related Exchangeable Certificates) and the yield to maturity of any class of Offered Certificates will be directly related to the rate of payments of principal (both scheduled and unscheduled) on the Mortgage Loans, as well as borrower defaults and the severity of losses occurring upon a default and the resulting rate and timing of collections made in connection with liquidations of Mortgage Loans due to these defaults. Principal payments on the Mortgage Loans will be affected by their amortization schedules, lockout periods, defeasance provisions, provisions relating to the release and/or application of earnout reserves, provisions requiring prepayments in connection with the release of real property collateral, requirements to pay yield maintenance charges or prepayment premiums in connection with principal payments, the dates on which balloon payments are due, [incentives for a borrower to repay an ARD Loan by the related Anticipated Repayment Date], property release provisions, provisions relating to the application or release of earnout reserves, and any extensions of maturity dates by the master servicer or the special servicer. While voluntary prepayments of some Mortgage Loans are generally prohibited during applicable prepayment lockout periods, effective prepayments may occur if a sufficiently significant portion of a mortgaged property is lost due to casualty or condemnation. In addition, such distributions in reduction of Certificate Balances of the respective classes of Offered Certificates that are also Principal Balance Certificates (other than Exchangeable Certificates) or Trust Components (and, therefore, the related Exchangeable Certificates) may result from repurchases of, or substitutions for, Mortgage Loans made by the sponsors due to missing or defective documentation or breaches of representations and warranties with respect to the Mortgage Loans as described under “Description of the Mortgage Loan Purchase Agreements”, purchases of the Mortgage Loans in the manner described under “Pooling and Servicing Agreement—Termination; Retirement of Certificates”, and the exercise of purchase options by the holder of companion loan, a mezzanine loan, if any, or the holder of the [LOAN SPECIFIC CLASS] certificates. See “Description of the Mortgage Pool—The Whole Loans—The Serviced AB Whole Loan[—Purchase Option]”. To the extent a Mortgage Loan requires payment of a yield maintenance charge or prepayment premium in connection with a voluntary prepayment, any such yield maintenance charge or prepayment premium generally is not due in connection with a prepayment due to casualty or condemnation, is not included in the purchase price of a

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Mortgage Loan purchased or repurchased due to a breach of a representation or warranty or otherwise, and may not be enforceable or collectible upon a default.

Because the certificates with Notional Amounts are not entitled to distributions of principal, the yield on such certificates will be extremely sensitive to prepayments received in respect of the Mortgage Loans to the extent distributed to reduce the related Notional Amount of the applicable class of certificates. [In addition, although the borrower under an ARD Loan may have certain incentives to prepay such ARD Loan on its Anticipated Repayment Date, we cannot assure you that the borrower will be able to prepay such ARD Loan on its related Anticipated Repayment Date. The failure of the borrower to prepay an ARD Loan on its Anticipated Repayment Date will not be an event of default under the terms of such ARD Loan, and pursuant to the terms of the PSA, neither the master servicer nor the special servicer will be permitted to take any enforcement action with respect to the borrower’s failure to pay Excess Interest until the scheduled maturity of such ARD Loan; provided that the master servicer or the special servicer, as the case may be, may take action to enforce the issuing entity’s right to apply excess cash flow to principal in accordance with the terms of the respective ARD Loan documents.] [With respect to the Class A-SB certificates, the extent to which the planned balances are achieved and the sensitivity of the Class A-SB certificates to principal prepayments of the Mortgage Loans will depend in part on the period of time during which the Class [__], Class [__], Class [__], Class [__], Class [__] and Class [__] certificates remain outstanding. As such, the Class A-SB certificates will become more sensitive to the rate of prepayments on the mortgage loans than they were when the Class [__], Class [__], Class [__], Class [__], Class [__] and Class [__] certificates were outstanding.]
The extent to which the yield to maturity of any class of Offered Certificates may vary from the anticipated yield will depend upon the degree to which the certificates are purchased at a discount or premium and when, and to what degree, payments of principal on the Mortgage Loans are in turn distributed on the certificates or, in the case of the [INTEREST-ONLY CLASSES] certificates with a Notional Amount, applied to reduce their Notional Amounts. An investor should consider, in the case of any certificate (other than a certificate with a Notional Amount) purchased at a discount, the risk that a slower than anticipated rate of principal payments on the Mortgage Loans could result in an actual yield to such investor that is lower than the anticipated yield and, in the case of any certificate purchased at a premium (including certificates with Notional Amounts), the risk that a faster than anticipated rate of principal payments could result in an actual yield to such investor that is lower than the anticipated yield. In general, the earlier a payment of principal on the Mortgage Loans is distributed or otherwise results in reduction of the Certificate Balance of a certificate purchased at a discount or premium, the greater will be the effect on an investor’s yield to maturity. As a result, the effect on an investor’s yield of principal payments distributed on an investor’s certificates occurring at a rate higher (or lower) than the rate anticipated by the investor during any particular period would not be fully offset by a subsequent like reduction (or increase) in the rate of principal payments.

The yield on each of the classes of certificates that have a Pass-Through Rate equal to, limited by, or based on, the WAC Rate could (or in the case of any class of certificates with a Pass-Through Rate equal to, or based on, the WAC Rate, would) be adversely affected if Mortgage Loans with higher Mortgage Rates prepay faster than Mortgage Loans with lower Mortgage Rates. The Pass-Through Rates on these classes of certificates may be adversely affected by a decrease in the WAC Rate even if principal prepayments do not occur.

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Losses and Shortfalls

The Certificate Balance or Notional Amount of any class of Offered Certificates may be reduced without distributions of principal as a result of the occurrence and allocation of Realized Losses, reducing the maximum amount distributable in respect of principal on the Offered Certificates that are Principal Balance Certificates as well as the amount of interest that would have otherwise been payable on the Offered Certificates in the absence of such reduction. In general, a Realized Loss occurs when the principal balance of a Mortgage Loan is reduced without an equal distribution to applicable Certificateholders in reduction of the Certificate Balances of the certificates and the Trust Components (and, therefore, the Exchangeable Certificates). Realized Losses may occur in connection with a default on a Mortgage Loan, acceptance of a discounted pay-off, the liquidation of the related Mortgaged Properties, a reduction in the principal balance of a Mortgage Loan by a bankruptcy court or pursuant to a modification, a recovery by the master servicer or trustee of a Nonrecoverable Advance on a Distribution Date or the incurrence of certain unanticipated or default-related costs and expenses (such as interest on Advances, Workout Fees, Liquidation Fees and Special Servicing Fees). Any reduction of the Certificate Balances of the classes of certificates and the Trust Components indicated in the table below as a result of the application of Realized Losses will also reduce the Notional Amount of the related certificates.

Interest-Only Class of Certificates	Class Notional Amount	Underlying Class or Trust Components

Certificateholders are not entitled to receive distributions of Periodic Payments when due except to the extent they are either covered by a P&I Advance or actually received. Consequently, any defaulted Periodic Payment for which no such P&I Advance is made will tend to extend the weighted average lives of the Offered Certificates, whether or not a permitted extension of the due date of the related Mortgage Loan has been completed.

Losses and shortfalls on any AB Whole Loan and Prepayment Interest Shortfalls for each Distribution Date with respect to an AB Whole Loan will generally be allocated first to the related Subordinate Companion Loan (and, in the case of the Trust Subordinate Companion Loan, correspondingly, the [LOAN-SPECIFIC CLASS] certificates to the extent not covered by the master servicer’s Compensating Interest Payment for such Distribution Date in the case of any Prepayment Interest Shortfall) and then to the related Mortgage Loan (and correspondingly to the Pooled Certificates to the extent not covered by the master servicer’s Compensating Interest Payment for such Distribution Date in the case of any Prepayment Interest Shortfall).

Certain Relevant Factors Affecting Loan Payments and Defaults

The rate and timing of principal payments and defaults and the severity of losses on the Mortgage Loans may be affected by a number of factors, including, without limitation, the availability of credit for commercial or multifamily real estate, prevailing interest rates, the terms of the Mortgage Loans (for example, due-on-sale clauses, lockout periods or yield maintenance charges, release of property provisions, amortization terms that require balloon payments and incentives for a borrower to repay its mortgage loan by an anticipated repayment date), the demographics and relative economic vitality of the areas in which the Mortgaged Properties are located and the general supply and demand for rental

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properties in those areas, the quality of management of the Mortgaged Properties, the servicing of the Mortgage Loans, possible changes in tax laws and other opportunities for investment. See “Risk Factors” and “Description of the Mortgage Pool”.

The rate of prepayment on the pool of Mortgage Loans is likely to be affected by prevailing market interest rates for Mortgage Loans of a comparable type, term and risk level as the Mortgage Loans. When the prevailing market interest rate is below a mortgage interest rate, a borrower may have an increased incentive to refinance its Mortgage Loan. [Even in the case of floating rate Mortgage Loans, as prevailing market interest rates decline, and without regard to whether the mortgage interest rates on the floating rate Mortgage Loans decline in a manner consistent with market interest rates, the related borrowers may have an increased incentive to refinance for purposes of either (1) converting to a fixed rate loan and thereby “locking in” that rate or (2) taking advantage of a different index, margin or rate cap or floor on another floating rate Mortgage Loan.] Although the Mortgage Loans contain provisions designed to mitigate the likelihood of an early loan repayment, we cannot assure you that the related borrowers will refrain from prepaying their Mortgage Loans due to the existence of these provisions, or that involuntary prepayments will not occur. See “Description of the Mortgage Pool—Certain Terms of the Mortgage Loans”.

With respect to certain Mortgage Loans, the related Mortgage Loan documents allow for the sale of individual properties and the severance of the related debt and the assumption by the transferee of such portion of the Mortgage Loan as-is allocable to the individual property acquired by that transferee, subject to the satisfaction of certain conditions. In addition, with respect to certain Mortgage Loans, the related Mortgage Loan documents allow for partial releases of individual Mortgaged Properties during a lockout period or during such time as a yield maintenance charge would otherwise be payable, which could result in a prepayment of a portion of the initial principal balance of the related Mortgage Loan without payment of a yield maintenance charge or prepayment premium. Additionally, in the case of a partial release of an individual Mortgaged Property, the related release amount in many cases is greater than the allocated loan amount for the Mortgaged Property being released, which would result in a greater than proportionate paydown of the Mortgage Loan. See “Description of the Mortgage Pool—Certain Terms of the Mortgage Loans—Partial Releases”.

Depending on prevailing market interest rates, the outlook for market interest rates and economic conditions generally, some borrowers may sell Mortgaged Properties in order to realize their equity in the Mortgaged Property, to meet cash flow needs or to make other investments. In addition, some borrowers may be motivated by federal and state tax laws (which are subject to change) to sell Mortgaged Properties prior to the exhaustion of tax depreciation benefits.

We make no representation as to the particular factors that will affect the rate and timing of prepayments and defaults on the Mortgage Loans, as to the relative importance of those factors, as to the percentage of the principal balance of the Mortgage Loans that will be prepaid or as to which a default will have occurred as of any date or as to the overall rate of prepayment or default on the Mortgage Loans.

Delay in Payment of Distributions

Because each monthly distribution is made on each Distribution Date, which is at least [__] days after the end of the related Interest Accrual Period for the certificates, the effective yield to the holders of such certificates will be lower than the yield that would

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otherwise be produced by the applicable Pass-Through Rates and purchase prices (assuming the prices did not account for the delay).

Yield on the Certificates with Notional Amounts

The yield to maturity of the certificates with Notional Amounts will be highly sensitive to the rate and timing of reductions made to the Certificate Balances of the classes of certificates indicated in the table below and the related Trust Component, including by reason of prepayments and principal losses on the Mortgage Loans and other factors described above. The yield to maturity of the certificates with Notional Amounts will be highly sensitive to the rate and timing of reductions made to the Certificate Balances of the related certificates indicated in the table below and the related Trust Component, including by reason of prepayments and principal losses on the Mortgage Loans and other factors described above.

Interest-Only Class of Certificates	Class Notional Amount	Underlying Class or Trust Components

Any optional termination by the holders of the Controlling Class, the special servicer, the master servicer or the holders of the Class R certificates would result in prepayment in full of the Offered Certificates and would have an adverse effect on the yield of a class of the certificates with Notional Amounts because a termination would have an effect similar to a principal prepayment in full of the Mortgage Loans and, as a result, investors in these certificates and any other Offered Certificates purchased at premium might not fully recoup their initial investment. See “Pooling and Servicing Agreement—Termination; Retirement of Certificates”.

Investors in the certificates with Notional Amounts should fully consider the associated risks, including the risk that an extremely rapid rate of prepayment or other liquidation of the Mortgage Loans could result in the failure of such investors to recoup fully their initial investments.

Weighted Average Life

The weighted average life of a Principal Balance Certificate and the Class [EC] certificates refers to the average amount of time that will elapse from the date of its issuance until each dollar allocable to principal of the certificate is distributed to the related investor. The weighted average life of a Principal Balance Certificate and the Class [EC] certificates will be influenced by, among other things, the rate at which principal on the mortgage loans is paid or otherwise received, which may be in the form of scheduled amortization, voluntary prepayments, Insurance and Condemnation Proceeds and Liquidation Proceeds. Distributions among the various classes of certificates will be made as set forth under “Description of the Certificates—Distributions—Priority of Distributions”.

Prepayments on Mortgage Loans may be measured by a prepayment standard or model. The “Constant Prepayment Rate” or “CPR” model represents an assumed constant annual rate of prepayment each month, expressed as a per annum percentage of the then-scheduled principal balance of the pool of Mortgage Loans (or, with respect to an AB Whole Loan, the related Mortgage Loan). The “CPY” model represents an assumed CPR prepayment rate after any applicable lockout period, any applicable period in which

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defeasance is permitted and any applicable yield maintenance period. The depositor also may utilize the “CPP” model, which represents an assumed CPR prepayment rate after any applicable lockout period, any applicable period in which defeasance is permitted, any applicable yield maintenance period and after any fixed penalty period. The model used in this prospectus is the CPP model. As used in each of the following tables, the column headed “0% CPP” assumes that none of the Mortgage Loans is prepaid before its maturity date [or Anticipated Repayment Date, as the case may be]. The columns headed [“25% CPP”, “50% CPP”, “75% CPP”] and “100% CPP” assume that prepayments on the Mortgage Loans are made (or, with respect to an AB Whole Loan, principal is allocated to the related Mortgage Loan) at those levels of CPP following the expiration of any applicable lockout period, any applicable period in which defeasance is permitted, any applicable yield maintenance period and any fixed penalty period (except as described below). We cannot assure you, however, that prepayments of the Mortgage Loans (or, with respect to an AB Whole Loan, the related Mortgage Loan) will conform to any level of CPP, and we make no representation that the Mortgage Loans will prepay at the levels of CPP shown or at any other prepayment rate.

The following tables indicate the percentage of the initial Certificate Balance of each class of the Offered Certificates that would be outstanding after each of the dates shown at various CPPs and the corresponding weighted average life of each class of Offered Certificates. The tables have been prepared on the basis of the following assumptions (the “Structuring Assumptions”), among others:

o	except as otherwise set forth below, the Mortgage Loans have the characteristics set forth on Annex A-1 to this prospectus and the aggregate Cut-off Date Balance of the Mortgage Loans is as described in this prospectus;
o	the initial aggregate principal balance or notional amount, as the case may be, of each interest-bearing Class of Certificates is as described in this prospectus;
o	the pass-through rate for each interest-bearing Class of Certificates is as described in this prospectus;
o	no delinquencies, defaults or losses occur with respect to any of the Mortgage Loans;
o	no additional trust fund expenses (including Operating Advisor Expenses) arise, no Servicing Advances are made under the pooling and servicing agreement and the only expenses of the issuing entity consist of the Certificate Administrator/Trustee Fees, the Servicing Fees, the CREFC® Intellectual Property Royalty License Fees and the Operating Advisor fees, each as set forth on Annex A-1 to this prospectus;
o	there are no modifications, extensions, waivers or amendments affecting the monthly debt service payments by borrowers on the Mortgage Loans;
o	each of the Mortgage Loans provides for monthly debt service payments to be due on the first day of each month, regardless of the actual day of the month on which those payments are otherwise due and regardless of whether the subject date is a business day or not;
o	all monthly debt service or balloon payments on the Mortgage Loans are timely received by a master servicer on behalf of the issuing entity on the day on which they are assumed to be due or paid as described in the immediately preceding bullet;
o	[each ARD Loan in the trust fund is paid in full on its Anticipated Repayment Date;]
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o	no involuntary prepayments are received as to any Mortgage Loan at any time (including, without limitation, as a result of any application of escrows, reserve or holdback amounts if performance criteria are not satisfied);
o	except as described in the next two succeeding bullets, no voluntary prepayments are received as to any Mortgage Loan during that Mortgage Loan’s prepayment lockout period, including any contemporaneous period when defeasance is permitted, or during any period when principal prepayments on that Mortgage Loan are required to be accompanied by a prepayment premium or yield maintenance charge, including any contemporaneous period when defeasance is permitted;
o	except as otherwise assumed in the immediately preceding two bullets, prepayments are made on each of the Mortgage Loans at the indicated CPPs set forth in the subject tables or other relevant part of this prospectus, without regard to any limitations in those Mortgage Loans on partial voluntary principal prepayments;
o	all prepayments on the Mortgage Loans are assumed to be accompanied by a full month’s interest and no Prepayment Interest Shortfalls occur;
o	no yield maintenance charges or prepayment premiums are collected;
o	no person or entity entitled thereto exercises its right of optional termination as described in this prospectus;
o	no Mortgage Loan is required to be repurchased;
o	distributions on the Offered Certificates are made on the [__] day of each month, commencing in [_____]; and
o	the Offered Certificates are settled with investors on [_____].

To the extent that the Mortgage Loans have characteristics that differ from those assumed in preparing the tables set forth below, a class of Offered Certificates may mature earlier or later than indicated by the tables. The tables set forth below are for illustrative purposes only and it is highly unlikely that the Mortgage Loans will actually prepay at any constant rate until maturity or that all the Mortgage Loans will prepay at the same rate. In addition, variations in the actual prepayment experience and the balance of the Mortgage Loans that prepay may increase or decrease the percentages of initial Certificate Balances (and weighted average lives) shown in the following tables. These variations may occur even if the average prepayment experience of the Mortgage Loans were to equal any of the specified CPP percentages. Investors should not rely on the prepayment assumptions set forth in this prospectus and are urged to conduct their own analyses of the rates at which the Mortgage Loans may be expected to prepay, based on their own assumptions. Based on the foregoing assumptions, the following tables indicate the resulting weighted average lives of each class of Offered Certificates and set forth the percentage of the initial Certificate Balance of the class of the certificate that would be outstanding after each of the dates shown at the indicated CPPs.

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Percent of the Initial Certificate Balance
of the Class [___] Certificates at the Respective CPPs
Set Forth Below:

Distribution Date	0% CPP	25% CPP	50% CPP	75% CPP	100% CPP
Initial Percentage	100%	100%	100%	100%	100%

Weighted Average Life (years)(1)

(1)	The weighted average life of the Class [__] certificates is determined by (a) multiplying the amount of each principal distribution on it by the number of years from the date of issuance of the Class [__] certificates to the related Distribution Date, (b) summing the results and (c) dividing the sum by the aggregate amount of the reductions in the principal balance of the Class [__] certificates.

Percent of the Initial Certificate Balance
of the Class [__] Certificates at the Respective CPPs
Set Forth Below:

Distribution Date	0% CPP	25% CPP	50% CPP	75% CPP	100% CPP
Initial Percentage	100%	100%	100%	100%	100%

Weighted Average Life (years)(1)

(1)	The weighted average life of the Class [___] certificates is determined by (a) multiplying the amount of each principal distribution on it by the number of years from the date of issuance of the Class [___] certificates to the related Distribution Date, (b) summing the results and (c) dividing the sum by the aggregate amount of the reductions in the principal balance of the Class [___] certificates.

[Percent of the Initial Certificate Balance
of the Class [EC] Certificates at the Respective CPPs
Set Forth Below:

Distribution Date	0% CPP	25% CPP	50% CPP	75% CPP	100% CPP
Initial Percentage	100%	100%	100%	100%	100%

Weighted Average Life (years)(1)

(1)	The weighted average life of the Class [__] certificates is determined by (a) multiplying the amount of each principal distribution on it by the number of years from the date of issuance of the

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Class [__] certificates to the related Distribution Date, (b) summing the results and (c) dividing the sum by the aggregate amount of the reductions in the principal balance of the Class [__] certificates.]

Pre-Tax Yield to Maturity Tables

The following tables indicate the approximate pre-tax yield to maturity on a corporate bond equivalent basis on the Offered Certificates for the specified CPPs based on the assumptions set forth under “—Weighted Average Life” above. It was further assumed that the purchase price of the Offered Certificates is as specified in the tables below, expressed as a percentage of the initial Certificate Balance or Notional Amount, as applicable, plus accrued interest from [_______] to the Closing Date.

The yields set forth in the following tables were calculated by determining the monthly discount rates that, when applied to the assumed streams of cash flows to be paid on the applicable class of Offered Certificates, would cause the discounted present value of such assumed stream of cash flows to equal the assumed purchase price of such class plus accrued interest, and by converting such monthly rates to semi-annual corporate bond equivalent rates. Such calculations do not take into account shortfalls in collection of interest due to prepayments (or other liquidations) of the Mortgage Loans or the interest rates at which investors may be able to reinvest funds received by them as distributions on the applicable class of certificates (and, accordingly, do not purport to reflect the return on any investment in the applicable class of Offered Certificates when such reinvestment rates are considered).

The characteristics of the Mortgage Loans may differ from those assumed in preparing the tables below. In addition, we cannot assure you that the Mortgage Loans will prepay in accordance with the above assumptions (or, with respect to an AB Whole Loan, amounts will be allocated to the related Mortgage Loan in accordance with the above assumptions) at any of the rates shown in the tables or at any other particular rate, that the cash flows on the applicable class of Offered Certificates will correspond to the cash flows shown in this prospectus or that the aggregate purchase price of such class of Offered Certificates will be as assumed. In addition, it is unlikely that the Mortgage Loans will prepay in accordance with the above assumptions at any of the specified CPPs until maturity or that all the Mortgage Loans will so prepay at the same rate. Timing of changes in the rate of prepayments may significantly affect the actual yield to maturity to investors, even if the average rate of principal prepayments is consistent with the expectations of investors. Investors must make their own decisions as to the appropriate prepayment assumption to be used in deciding whether to purchase any class of Offered Certificates.

For purposes of this prospectus, prepayment assumptions with respect to the Mortgage Loans are presented in terms of the CPP model described under “—Weighted Average Life” above.

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Pre-Tax Yield to Maturity for the Class [__] Certificates

Assumed Purchase Price (% of Initial Certificate Balance of Class [__] certificates)	Prepayment Assumption (CPP)
	0% CPP	25% CPP	50% CPP	75% CPP	100% CPP

Pre-Tax Yield to Maturity for the Class [__] Certificates

Assumed Purchase Price (% of Initial Certificate Balance of Class [__] certificates)	Prepayment Assumption (CPP)
	0% CPP	25% CPP	50% CPP	75% CPP	100% CPP

Pre-Tax Yield to Maturity for the [INTEREST-ONLY CLASS] Certificates

Assumed Purchase Price (% of Initial Notional Amount of [INTEREST-ONLY CLASS] certificates)	Prepayment Assumption (CPP)
	0% CPP	25% CPP	50% CPP	75% CPP	100% CPP

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Pre-Tax Yield to Maturity for the [INTEREST-ONLY CLASS] Certificates

Assumed Purchase Price (% of Initial Notional Amount of [INTEREST-ONLY CLASS] certificates)	Prepayment Assumption (CPP)
	0% CPP	25% CPP	50% CPP	75% CPP	100% CPP

[Pre-Tax Yield to Maturity for the Class [EC] Certificates

Assumed Purchase Price (% of Initial Certificate Balance of Class [EC] Certificates)	Prepayment Assumption (CPP)
	0% CPP	25% CPP	50% CPP	75% CPP	100% CPP

]

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Material Federal Income Tax Considerations

General

The following is a general discussion of the anticipated material federal income tax consequences of the purchase, ownership and disposition of the certificates. The discussion below does not purport to address all federal income tax consequences that may be applicable to particular categories of investors (such as banks, insurance companies, securities dealers, foreign persons, investors subject to the alternative minimum tax and investors whose functional currency is not the U.S. dollar, and investors that hold the certificates as part of a “straddle” or “conversion transaction”), some of which may be subject to special rules. The authorities on which this discussion is based are subject to change or differing interpretations, and any such change or interpretation could apply retroactively. This discussion reflects the applicable provisions of the Code, as well as regulations (the “REMIC Regulations”) promulgated by the U.S. Department of the Treasury and the IRS. Investors are encouraged to consult their tax advisors in determining the federal, state, local or any other tax consequences to them of the purchase, ownership and disposition of the certificates.

One or more separate real estate mortgage investment conduit (“REMIC”) elections will be made with respect to designated portions of the issuing entity (the “Subordinate Companion Loan REMIC”, the “Lower-Tier REMIC” and the “Upper-Tier REMIC”, and, together, the “Trust REMICs”). The Subordinate Companion Loan REMIC will hold the [ ] Subordinate Companion Loan and certain other assets and will issue (i) certain classes of “regular interests” (the “Subordinate Companion Loan REMIC Regular Interests”) to the Upper-Tier REMIC and (ii) an uncertificated interest represented by the Class R certificates as the sole class of “residual interests” in the Subordinate Companion Loan REMIC for purposes of the REMIC Regulations. The Lower-Tier REMIC will hold the Mortgage Loans [[FOR ARD LOANS] (excluding Excess Interest)] and certain other assets and will issue (i) one or more classes of regular interests (the “Lower-Tier Regular Interests”) to the Upper-Tier REMIC and (ii) an uncertificated interest represented by the Class R certificates as the sole class of “residual interests” in the Lower-Tier REMIC for purposes of the REMIC Regulations.

The Upper-Tier REMIC will hold the Lower-Tier Regular Interests and the Subordinate Companion Loan REMIC Regular Interests and will issue (i) the [SPECIFY CLASSES certificates] [[FOR EXCHANGEABLE CERTIFICATES] and each Trust Component], each representing a “regular interest” in the Upper-Tier REMIC (the “Regular Interests”) and (ii) an uncertificated interest represented by the Class R certificates as the sole class of “residual interests” in the Upper-Tier REMIC. [INSERT DISCLOSURES REGARDING UPPER-TIER REGULAR INTEREST FOR FLOATING RATE SWAP, IF APPLICABLE.]

Qualification as a REMIC requires ongoing compliance with certain conditions. Assuming (i) the making of appropriate elections, (ii) compliance with the PSA [and any other governing documents], and (iii) compliance with any changes in the law, including any amendments to the Code or applicable Treasury regulations thereunder, in the opinion of [__], special tax counsel to the depositor, (a) each Trust REMIC will qualify as a REMIC on the Closing Date and thereafter, (b) each of the Subordinate Companion Loan REMIC Regular Interests will constitute a “regular interest” in the Subordinate Companion Loan REMIC for purposes of Section 860G(a)(1) of the Code, (c) each of the Lower-Tier Regular Interests will constitute a “regular interest” in the Lower-Tier REMIC for purposes of Section 860G(a)(1) of the Code, (d) each of the Regular Interests will constitute a “regular interest”

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in the Upper-Tier REMIC for purposes of Section 860G(a)(1) of the Code, and (e) the Class R certificates will evidence the sole class of “residual interests” in each Trust REMIC.

[In addition, in the opinion of [__], special tax counsel to the depositor, (i) [[FOR ARD LOANS] Excess Interest and the related distribution account] [[FOR EXCHANGEABLE CERTIFICATES] the Trust Components and the related distribution account] will be treated as a grantor trust (the “Grantor Trust”) for federal income tax purposes under subpart E, part I of subchapter J of the Code, (ii)[FOR ARD LOANS] the [ARD CLASS] certificates will represent undivided beneficial ownership interests in the Excess Interest and the related distribution account], and (iii) [[FOR EXCHANGEABLE CERTIFICATES] each class of Exchangeable Certificates will represent undivided beneficial ownership interests in their respective Percentage Interests of the related Trust Component or Trust Components and related amounts in the related distribution account.].] [INSERT DISCLOSURES REGARDING UPPER-TIER REGULAR INTEREST FOR FLOATING RATE SWAP TO BE INSERTED, IF APPLICABLE.]

Qualification as a REMIC

In order for each Trust REMIC to qualify as a REMIC, there must be ongoing compliance on the part of such Trust REMIC with the requirements set forth in the Code. Each Trust REMIC must fulfill an asset test, which requires that no more than a de minimis portion of the assets of such Trust REMIC, as of the close of the third calendar month beginning after the Closing Date (which for purposes of this discussion is the date of the issuance of the Regular Interests, the “Startup Day”) and at all times thereafter, may consist of assets other than “qualified mortgages” and “permitted investments”. The REMIC Regulations provide a safe harbor pursuant to which the de minimis requirements will be met if at all times the aggregate adjusted basis of the nonqualified assets is less than 1% of the aggregate adjusted basis of all such Trust REMIC’s assets. Each Trust REMIC also must provide “reasonable arrangements” to prevent its residual interest from being held by “disqualified organizations” or their agents and must furnish applicable tax information to transferors or agents that violate this restriction. The PSA will provide that no legal or beneficial interest in the Class R certificates may be transferred or registered unless certain conditions, designed to prevent violation of this restriction, are met. Consequently, it is expected that each Trust REMIC will qualify as a REMIC at all times that any of its regular interests are outstanding.

A qualified mortgage is any obligation that is principally secured by an interest in real property and that is either transferred to a REMIC on the Startup Day or is purchased by a REMIC within a three month period thereafter pursuant to a fixed price contract in effect on the Startup Day. Qualified mortgages include (i) whole mortgage loans or split note interests in such mortgage loans, such as the Mortgage Loans or Subordinate Companion Loan; provided that, in general, (a) the fair market value of the real property security (including buildings and structural components of the real property security and reduced by (1) the amount of any lien on the real property security that is senior to the Mortgage Loan or Subordinate Companion Loan and (2) a proportionate amount of any lien on the real property security that is in parity with the Mortgage Loan or Subordinate Companion Loan) is at least 80% of the aggregate principal balance of such Mortgage Loan either at origination or as of the Startup Day (a loan-to-value ratio of not more than 125% with respect to the real property security) or (b) substantially all the proceeds of the Mortgage Loan or Subordinate Companion Loan or the underlying mortgages were used to acquire, improve or protect an interest in real property that, at the date of origination, was the only security for the Mortgage Loan, and (ii) regular interests in another REMIC, such as the Lower-Tier Regular Interest and the Subordinate Companion Loan REMIC Regular Interests that will be held by the Upper-Tier REMIC. If a Mortgage Loan or Subordinate Companion

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Loan was not in fact principally secured by real property or is otherwise not a qualified mortgage, it must be disposed of within 90 days of discovery of such defect, or otherwise ceases to be a qualified mortgage after such 90-day period.

Permitted investments include “cash flow investments”, “qualified reserve assets” and “foreclosure property”. A cash flow investment is an investment, earning a return in the nature of interest, of amounts received on or with respect to qualified mortgages for a temporary period, not exceeding 13 months, until the next scheduled distribution to holders of interests in the REMIC. A qualified reserve asset is any intangible property held for investment that is part of any reasonably required reserve maintained by the REMIC to provide for payments of expenses of the REMIC or amounts due on the regular or residual interests in the event of defaults (including delinquencies) on the qualified mortgages, lower than expected reinvestment returns, Prepayment Interest Shortfalls and certain other contingencies. [The Trust REMICs will not hold any qualified reserve assets.] Foreclosure property is real property acquired by a REMIC in connection with the default or imminent default of a qualified mortgage and maintained by the REMIC in compliance with applicable rules and personal property that is incidental to such real property; provided that the mortgage loan sellers had no knowledge or reason to know, as of the Startup Day, that such a default had occurred or would occur. Foreclosure property may generally not be held after the close of the third calendar year beginning after the date the issuing entity acquires such property, with one extension that may be granted by the IRS.

A mortgage loan held by a REMIC will fail to be a qualified mortgage if it is “significantly modified” unless default is “reasonably foreseeable” or where the servicer believes there is a “significant risk of default” upon maturity of the mortgage loan or at an earlier date, and that by making such modification the risk of default is substantially reduced. A mortgage loan held by a REMIC will not be considered to have been “significantly modified” following the release of the lien on a portion of the real property collateral if (a) the release is pursuant to a defeasance permitted under the mortgage loan documents that occurs more than two years after the startup day of the REMIC or (b) following the release the loan-to-value ratio for the mortgage loan is not more than 125% with respect to the real property security. Furthermore, if the release is not pursuant to a defeasance and following the release the loan-to-value ratio for the mortgage loan is greater than 125%, the mortgage loan will continue to be a qualified mortgage if the release is part of a “qualified paydown transaction” in accordance with Revenue Procedure 2010-30.

In addition to the foregoing requirements, the various interests in a REMIC also must meet certain requirements. All of the interests in a REMIC must be either of the following: (i) one or more classes of regular interests or (ii) a single class of residual interests on which distributions, if any, are made pro rata. A regular interest is an interest in a REMIC that is issued on the Startup Day with fixed terms, is designated as a regular interest, and unconditionally entitles the holder to receive a specified principal amount (or other similar amount), and provides that interest payments (or other similar amounts), if any, at or before maturity either are payable based on a fixed rate or a qualified variable rate, or consist of a specified, nonvarying portion of the interest payments on the qualified mortgages. The rate on the specified portion may be a fixed rate, a variable rate, or the difference between one fixed or qualified variable rate and another fixed or qualified variable rate. The specified principal amount of a regular interest that provides for interest payments consisting of a specified, nonvarying portion of interest payments on qualified mortgages may be zero. An interest in a REMIC may be treated as a regular interest even if payments of principal with respect to such interest are subordinated to payments on other regular interests or the residual interest in the REMIC, and are dependent on the absence of defaults or delinquencies on qualified mortgages or permitted investments, lower than

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reasonably expected returns on permitted investments, expenses incurred by the REMIC or Prepayment Interest Shortfalls. A residual interest is an interest in a REMIC other than a regular interest that is issued on the Startup Day that is designated as a residual interest. Accordingly, each class of Lower-Tier Regular Interests will constitute a class of regular interests in the Lower-Tier REMIC, each class of Subordinate Companion Loan REMIC Regular Interests will constitute a class of regular interests in the Subordinate Companion Loan REMIC, each class of Regular Interests will constitute a class of regular interests in the Upper-Tier REMIC, and the Class R certificates will represent the sole class of residual interests in each Trust REMIC.

If an entity fails to comply with one or more of the ongoing requirements of the Code for status as a REMIC during any taxable year, the Code provides that the entity or applicable portion of it will not be treated as a REMIC for such year and thereafter. In this event, any entity with debt obligations with two or more maturities, such as the Trust REMICs, may be treated as a separate association taxable as a corporation under Treasury regulations, and the certificates may be treated as equity interests in that association. The Code, however, authorizes the Treasury Department to issue regulations that address situations where failure to meet one or more of the requirements for REMIC status occurs inadvertently and in good faith. Investors should be aware, however, that the Conference Committee Report to the Tax Reform Act of 1986 (the “1986 Act”) indicates that the relief may be accompanied by sanctions, such as the imposition of a corporate tax on all or a portion of a REMIC’s income for the period of time in which the requirements for REMIC status are not satisfied.

Status of Certificates

Certificates held by a real estate investment trust will constitute “real estate assets” within the meaning of Code Section 856(c)(5)(B), and interest (including original issue discount) on the Regular Interests will be considered “interest on obligations secured by mortgages on real property or on interests in real property” within the meaning of Code Section 856(c)(3)(B) in the same proportion that, for both purposes, the assets of the issuing entity would be so treated. If at all times 95% or more of the assets of the issuing entity qualify for each of the foregoing treatments, the Regular Interests will qualify for the corresponding status in their entirety. For purposes of Code Section 856(c)(5)(B), payments of principal and interest on the Mortgage Loans that are reinvested pending distribution to holders of Regular Interests qualify for such treatment. For the purposes of the foregoing determinations, the Trust REMICs will be treated as a single REMIC. Certificates held by a domestic building and loan association will be treated as “loans . . . secured by an interest in real property which is . . . residential real property” within the meaning of Code Section 7701(a)(19)(C)(v) or as other assets described in Code Section 7701(a)(19)(C) only to the extent the Mortgage Loans are secured by residential real property. As of the Cut-off Date, [__] of the Mortgaged Properties securing [__] Mortgage Loans representing [__]% of the Initial Pool Balance, are multifamily properties. Holders of Regular Interests should consult their tax advisors whether the foregoing percentage or some other percentage applies to their Regular Interests. In addition, Mortgage Loans that have been defeased with government securities will not qualify for such treatment. Regular Interests will be “qualified mortgages” within the meaning of Code Section 860G(a)(3) for another REMIC if transferred to that REMIC within a prescribed time period in exchange for regular or residual interests in that REMIC. Moreover, Regular Interests held by certain financial institutions will constitute an “evidence of indebtedness” within the meaning of Code Section 582(c)(1).

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Taxation of Regular Interests

General

Each class of Regular Interests represents a regular interest in the Upper-Tier REMIC. The Regular Interests will represent newly originated debt instruments for federal income tax purposes. In general, interest, original issue discount and market discount on a Regular Interest will be treated as ordinary income to the holder of a Regular Interest (a “Regular Interestholder”), and principal payments on a Regular Interest will be treated as a return of capital to the extent of the Regular Interestholder’s basis in the Regular Interest. Regular Interestholders must use the accrual method of accounting with regard to the Regular Interests, regardless of the method of accounting otherwise used by such Regular Interestholders.

Original Issue Discount

Holders of Regular Interests issued with original issue discount generally must include original issue discount in ordinary income for federal income tax purposes as it accrues in accordance with the constant yield method, which takes into account the compounding of interest, in advance of receipt of the cash attributable to such income. The following discussion is based in part on temporary and final Treasury regulations (the “OID Regulations”) under Code Sections 1271 through 1273 and 1275 and in part on the provisions of the 1986 Act. Regular Interestholders should be aware, however, that the OID Regulations do not adequately address certain issues relevant to prepayable securities, such as the Regular Interests. To the extent such issues are not addressed in the OID Regulations, the certificate administrator will apply the methodology described in the Conference Committee Report to the 1986 Act. No assurance can be provided that the IRS will not take a different position as to those matters not currently addressed by the OID Regulations. Moreover, the OID Regulations include an anti-abuse rule allowing the IRS to apply or depart from the OID Regulations if necessary or appropriate to ensure a reasonable tax result in light of the applicable statutory provisions. A tax result will not be considered unreasonable under the anti-abuse rule, however, in the absence of a substantial effect on the present value of a taxpayer’s tax liability. Investors are advised to consult their own tax advisors as to the discussion in this prospectus and the appropriate method for reporting interest and original issue discount with respect to the Regular Interests.

Each Regular Interest [, except to the extent described below with respect to a Regular Interest on which principal is distributed by random lot (“Random Lot Certificates”),] will be treated as an installment obligation for purposes of determining the original issue discount includible in a Regular Interestholder’s income. The total amount of original issue discount on a Regular Interest is the excess of the “stated redemption price at maturity” of the Regular Interest over its “issue price”. The issue price of a class of Regular Interests is the first price at which a substantial amount of Regular Interests of such class is sold to investors (excluding bond houses, brokers and underwriters) [[FOR FLOATING RATE SWAP AGREEMENTS], as adjusted, in the case of the [FLOATING RATE CLASS] certificates, for any Swap Premium paid or received as described under “―Taxation of the Swap Contract” below]. Although unclear under the OID Regulations, the certificate administrator will treat the issue price of Regular Interests for which there is no substantial sale as of the issue date as the fair market value of such Regular Interests as of the issue date. The issue price of the Regular Interests also includes the amount paid by an initial Regular Interestholder for accrued interest that relates to a period prior to the issue date of such class of Regular Interests. The stated redemption price at maturity of a Regular Interest is the sum of all payments provided by the debt instrument other than any qualified stated interest payments. Under the OID Regulations, qualified stated interest generally means interest

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payable at a single fixed rate or a qualified variable rate; provided that such interest payments are unconditionally payable at intervals of one year or less during the entire term of the obligation. Because there is no penalty or default remedy in the case of nonpayment of interest with respect to a Regular Interest, it is possible that no interest on any class of Regular Interests will be treated as qualified stated interest. However, because the Mortgage Loans and the Subordinate Companion Loan provide for remedies in the event of default, the certificate administrator will treat all payments of stated interest on the Regular Interests (other than the [INTEREST-ONLY CLASS] Certificates) as qualified stated interest (other than accrued interest distributed on the first Distribution Date for the number of days that exceed the interval between the Closing Date and the first Distribution Date). [Based upon the anticipated issue price of each such class and a stated redemption price equal to the par amount of each such class (plus such excess interest accrued thereon), it is anticipated that the Class [__] certificates will be issued with original issue discount for federal income tax purposes.]

It is anticipated that the certificate administrator will treat each class of [INTEREST-ONLY CLASS] certificates as having no qualified stated interest. Accordingly, such classes will be considered to be issued with original issue discount in an amount equal to the excess of all distributions of interest expected to be received on such classes over their respective issue prices (including interest accrued prior to the Closing Date). Any “negative” amounts of original issue discount on such classes attributable to rapid prepayments with respect to the Mortgage Loans or the Subordinate Companion Loan will not be deductible currently. The holder of a [INTEREST-ONLY CLASS] certificate may be entitled to a deduction for a loss, which may be a capital loss, to the extent it becomes certain that such holder will not recover a portion of its basis in such class, assuming no further prepayments. In the alternative, it is possible that rules similar to the “noncontingent bond method” of the contingent interest rules of the OID Regulations may be promulgated with respect to such classes. Unless and until required otherwise by applicable authority, it is not anticipated that the contingent interest rules will apply.

Under a de minimis rule, original issue discount on a Regular Interest will be considered to be zero if such original issue discount is less than 0.25% of the stated redemption price at maturity of the Regular Interest multiplied by the weighted average maturity of the Regular Interest. For this purpose, the weighted average maturity of the Regular Interest is computed as the sum of the amounts determined by multiplying the number of full years (i.e., rounding down partial years) from the issue date until each distribution in reduction of stated redemption price at maturity is scheduled to be made by a fraction, the numerator of which is the amount of each distribution included in the stated redemption price at maturity of the Regular Interest and the denominator of which is the stated redemption price at maturity of the Regular Interest. The Conference Committee Report to the 1986 Act provides that the schedule of such distributions should be determined in accordance with the assumed rate of prepayment on the Mortgage Loans and the Subordinate Companion Loan used in pricing the transaction, i.e., Scenario [_] [[FOR ARD LOANS]; provided that it is assumed that the ARD Loan prepays on its anticipated repayment date] (the “Prepayment Assumption”). See “Yield and Maturity Considerations—Weighted Average Life”. Holders generally must report de minimis original issue discount pro rata as principal payments are received, and such income will be capital gain if the Regular Interest is held as a capital asset. Under the OID Regulations, however, Regular Interestholders may elect to accrue all de minimis original issue discount, as well as market discount and premium, under the constant yield method. See “—Election To Treat All Interest Under the Constant Yield Method” below. [It is anticipated that the Class [__] certificates will be issued with de minimis original issue discount for federal income tax purposes.]

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A holder of a Regular Interest issued with original issue discount generally must include in gross income for any taxable year the sum of the “daily portions”, as defined below, of the original issue discount on the Regular Interest accrued during an accrual period for each day on which it holds the Regular Interest, including the date of purchase but excluding the date of disposition. With respect to each such Regular Interest, a calculation will be made of the original issue discount that accrues during each successive full accrual period that ends on the day prior to each Distribution Date with respect to the Regular Interests, assuming that prepayments and extensions with respect to the Mortgage Loans or the Subordinate Companion Loan will be made in accordance with the Prepayment Assumption. The original issue discount accruing in a full accrual period will be the excess, if any, of (i) the sum of (a) the present value of all of the remaining distributions to be made on the Regular Interest as of the end of that accrual period and (b) the distributions made on the Regular Interest during the accrual period that are included in the Regular Interest’s stated redemption price at maturity, over (ii) the adjusted issue price of the Regular Interest at the beginning of the accrual period. The present value of the remaining distributions referred to in the preceding sentence is calculated based on (i) the yield to maturity of the Regular Interest as of the Startup Day, (ii) events (including actual prepayments) that have occurred prior to the end of the accrual period, [(iii) the assumption that the value of SOFR used to compute the initial Pass-Through Rate for a Regular Interest that pays a rate based on a SOFR margin does not change after the Startup Day] and (iv) the assumption that the remaining payments will be made in accordance with the original Prepayment Assumption. For these purposes, the adjusted issue price of a Regular Interest at the beginning of any accrual period equals the issue price of the Regular Interest, increased by the aggregate amount of original issue discount with respect to the Regular Interest that accrued in all prior accrual periods and reduced by the amount of distributions included in the Regular Interest’s stated redemption price at maturity that were made on the Regular Interest that were attributable to such prior periods. The original issue discount accruing during any accrual period (as determined in this paragraph) will then be divided by the number of days in the period to determine the daily portion of original issue discount for each day in the period.

Under the method described above, the daily portions of original issue discount required to be included as ordinary income by a Regular Interestholder (other than a holder of a [INTEREST-ONLY CLASS] Certificate) generally will increase to take into account prepayments on the Regular Interests as a result of prepayments on the Mortgage Loans or the Subordinate Companion Loan that exceed the Prepayment Assumption, and generally will decrease (but not below zero for any period) if the prepayments are slower than the Prepayment Assumption. Due to the unique nature of interest-only certificates, the preceding sentence may not apply in the case of the [INTEREST-ONLY CLASS] Certificates.

[In the case of a Random Lot Certificate, we intend to determine the yield to maturity of that certificate based upon the anticipated payment characteristics of the class as a whole under the Prepayment Assumption. In general, the original issue discount accruing on each Random Lot Certificate in a full accrual period would be its allocable share of the original issue discount with respect to the entire class, as determined in accordance with the preceding paragraph. However, in the case of a distribution in retirement of the entire unpaid principal balance of any Random Lot Certificate, or portion of that unpaid principal balance, (a) the remaining unaccrued original issue discount allocable to that certificate (or to that portion) will accrue at the time of that distribution, and (b) the accrual of original issue discount allocable to each remaining certificate of the class (or the remaining unpaid principal balance of a partially redeemed Random Lot Certificate after a distribution of principal has been received) will be adjusted by reducing the present value of the remaining payments on that class and the adjusted issue price of that class to the extent attributable

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to the portion of the unpaid principal balance of the class that was distributed. We believe that the foregoing treatment is consistent with the “pro rata prepayment” rules of the OID Regulations, but with the rate of accrual of original issue discount determined based on the Prepayment Assumption for the class as a whole. You are advised to consult your tax advisors as to this treatment.]

[Variable Rate Regular Certificates

A Regular Interest may provide for interest based on a variable rate. Under the OID Regulations, interest is treated as payable at a variable rate if, generally:

(i)             the issue price does not exceed the original principal balance by more than a specified amount, and

(ii)          the interest compounds or is payable at least annually at current values of

(1) one or more “qualified floating rates,”

(2) a single fixed rate and one or more qualified floating rates,

(3) a single “objective rate”, or

(4) a single fixed rate and a single objective rate that is a “qualified inverse floating rate.”

A floating rate is a qualified floating rate if variations in the rate can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds, where the rate is subject to a fixed multiple that is greater than 0.65, but not more than 1.35. The rate may also be increased or decreased by a fixed spread or subject to a fixed cap or floor, or a cap or floor that is not reasonably expected as of the issue date to affect the yield of the instrument significantly. An objective rate (other than a qualified floating rate) is a rate that is determined using a single fixed formula and that is based on objective financial or economic information, provided that the information is not (1) within the control of the depositor or a related party or (2) unique to the circumstances of the depositor or a related party. A qualified inverse floating rate is a rate equal to a fixed rate minus a qualified floating rate that inversely reflects contemporaneous variations in the cost of newly borrowed funds; an inverse floating rate that is not a qualified floating rate may nevertheless be an objective rate. A class of Regular Interests may be issued under this prospectus that does not have a variable rate under the OID Regulations, for example, a class that bears different rates at different times during the period it is outstanding so that it is considered significantly “front-loaded” or “back-loaded” within the meaning of the OID Regulations. It is possible that a class of this type may be considered to bear “contingent interest” within the meaning of the OID Regulations. The OID Regulations, as they relate to the treatment of contingent interest, are by their terms not applicable to Regular Interests. However, if final regulations dealing with contingent interest with respect to Regular Interests apply the same principles as the current regulations, those regulations may lead to different timing of income inclusion than would be the case under the variable interest regulations. Furthermore, application of those principles could lead to the characterization of gain on the sale of contingent interest Regular Interests as ordinary income. Investors should consult their tax advisors regarding the appropriate treatment of any Regular Interest that does not pay interest at a fixed rate or variable rate as described in this paragraph.

Under the REMIC Regulations, a Regular Interest (1) bearing a rate that qualifies as a qualified floating rate under the OID Regulations that is tied to current values of a variable

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rate (or the highest, lowest or average of two or more variable rates), including a rate based on the average cost of funds of one or more financial institutions, or a positive or negative multiple of a rate (plus or minus a specified number of basis points), or that represents a weighted average of rates on some or all of the mortgage loans, including a rate that is subject to one or more caps or floors (each, a “variable rate”), or (2) bearing one or more of these variable rates for one or more periods or one or more fixed rates for one or more periods, and a different variable rate or fixed rate for other periods qualifies as a regular interest in a REMIC. Accordingly, we intend to treat Regular Interests that qualify as regular interests under this rule in the same manner as obligations bearing a variable rate for original issue discount reporting purposes.

The amount of original issue discount with respect to a Regular Interest bearing a variable rate of interest will accrue in the manner described above under “—Original Issue Discount” with the yield to maturity and future payments on that Regular Interest generally to be determined by assuming that interest will be payable for the life of the Regular Interest based on the initial rate (or, if different, the value of the applicable variable rate as of the pricing date) for the relevant class. Generally, the certificate administrator will treat variable interest as qualified stated interest, other than variable interest on a [INTEREST-ONLY CLASS] certificate or super-premium class, which will be treated as non-qualified stated interest includible in the stated redemption price at maturity. Ordinary income reportable for any period will be adjusted based on subsequent changes in the applicable interest rate index.

Although unclear under the OID Regulations, unless required otherwise by applicable final regulations, we intend to treat Regular Interests bearing an interest rate that is a weighted average of the net mortgage rates on mortgage loans or mortgage certificates having fixed or adjustable rates, as having qualified stated interest, except to the extent that initial “teaser” rates cause sufficiently “back-loaded” interest to create more than de minimis original issue discount. The yield on those Regular Interests for purposes of accruing original issue discount will be a hypothetical fixed rate based on the fixed rates, in the case of fixed rate mortgage loans, and initial “teaser rates” followed by fully indexed rates, in the case of adjustable rate mortgage loans. In the case of adjustable rate mortgage loans, the applicable index used to compute interest on the mortgage loans will be the index in effect on the pricing date (or possibly the issue date), and in the case of initial teaser rates, will be deemed to be in effect beginning with the period in which the first weighted average adjustment date occurring after the issue date occurs. Adjustments will be made in each accrual period either increasing or decreasing the amount of ordinary income reportable to reflect the actual pass-through interest rate on the Regular Interests.]

[Deferred Interest

Under the OID Regulations, all interest on a Regular Interest as to which there may be deferred interest is includible in the stated redemption price at maturity. Accordingly, any deferred interest that accrues with respect to a class of Regular Interests may constitute income to the holders of such Regular Interest prior to the time distributions of cash with respect to such deferred interest are made.]

Acquisition Premium

A purchaser of a Regular Interest at a price greater than its adjusted issue price and less than its remaining stated redemption price at maturity will be required to include in gross income the daily portions of the original issue discount on the Regular Interest reduced pro rata by a fraction, the numerator of which is the excess of its purchase price over such adjusted issue price and the denominator of which is the excess of the remaining stated

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redemption price at maturity over the adjusted issue price. Alternatively, such a purchaser may elect to treat all such acquisition premium under the constant yield method, as described under the heading “—Election To Treat All Interest Under the Constant Yield Method” below.

Market Discount

A purchaser of a Regular Interest also may be subject to the market discount rules of Code Sections 1276 through 1278. Under these Code sections and the principles applied by the OID Regulations in the context of original issue discount, “market discount” is the amount by which the purchaser’s original basis in the Regular Interest [[FOR FLOATING RATE SWAP AGREEMENTS], as adjusted, in the case of the [FLOATING RATE CLASS] certificates, for any Swap Premium paid or received as described under “—Taxation of the Swap Contract” below] (i) is exceeded by the remaining outstanding principal payments and non-qualified stated interest payments due on a Regular Interest, or (ii) in the case of a Regular Interest having original issue discount, is exceeded by the adjusted issue price of such Regular Interest at the time of purchase. Such purchaser generally will be required to recognize ordinary income to the extent of accrued market discount on such Regular Interest as distributions includible in its stated redemption price at maturity are received, in an amount not exceeding any such distribution. Such market discount would accrue in a manner to be provided in Treasury regulations and should take into account the Prepayment Assumption. The Conference Committee Report to the 1986 Act provides that until such regulations are issued, such market discount would accrue, at the election of the holder, either (i) on the basis of a constant interest rate or (ii) in the ratio of interest accrued for the relevant period to the sum of the interest accrued for such period plus the remaining interest after the end of such period, or, in the case of classes issued with original issue discount, in the ratio of original issue discount accrued for the relevant period to the sum of the original issue discount accrued for such period plus the remaining original issue discount after the end of such period. Such purchaser also generally will be required to treat a portion of any gain on a sale or exchange of the Regular Interest as ordinary income to the extent of the market discount accrued to the date of disposition under one of the foregoing methods, less any accrued market discount previously reported as ordinary income as partial distributions in reduction of the stated redemption price at maturity were received. Such purchaser will be required to defer deduction of a portion of the excess of the interest paid or accrued on indebtedness incurred to purchase or carry the Regular Interest over the interest (including original issue discount) distributable on the Regular Interest. The deferred portion of such interest expense in any taxable year generally will not exceed the accrued market discount on the Regular Interest for such year. Any such deferred interest expense is, in general, allowed as a deduction not later than the year in which the related market discount income is recognized or the Regular Interest is disposed of. As an alternative to the inclusion of market discount in income on the foregoing basis, the Regular Interestholder may elect to include market discount in income currently as it accrues on all market discount instruments acquired by such Regular Interestholder in that taxable year or thereafter, in which case the interest deferral rule will not apply. See “—Election To Treat All Interest Under the Constant Yield Method” below regarding making the election under Code Section 171 and an alternative manner in which such election may be deemed to be made.

Market discount with respect to a Regular Interest will be considered to be zero if such market discount is less than 0.25% of the remaining stated redemption price at maturity of such Regular Interest multiplied by the weighted average maturity of the Regular Interest remaining after the date of purchase. For this purpose, the weighted average maturity is determined by multiplying the number of full years (i.e., rounding down partial years) from the issue date until each distribution in reduction of stated redemption price at maturity is

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scheduled to be made by a fraction, the numerator of which is the amount of each such distribution included in the stated redemption price at maturity of the Regular Interest and the denominator of which is the total stated redemption price at maturity of the Regular Interest. It appears that de minimis market discount would be reported pro rata as principal payments are received. Treasury regulations implementing the market discount rules have not yet been proposed, and investors should therefore consult their own tax advisors regarding the application of these rules as well as the advisability of making any of the elections with respect to such rules. Investors should also consult Revenue Procedure 92-67 concerning the elections to include market discount in income currently and to accrue market discount on the basis of the constant yield method.

Premium

A Regular Interest purchased upon initial issuance or in the secondary market at a cost [[FOR FLOATING RATE SWAP AGREEMENTS], as adjusted, in the case of the [FLOATING RATE CLASS] certificates, for any Swap Premium paid or received as described under “—Taxation of the Swap Contract” below] greater than its remaining stated redemption price at maturity generally is considered to be purchased at a premium. If the Regular Interestholder holds such Regular Interest as a “capital asset” within the meaning of Code Section 1221, the Regular Interestholder may elect under Code Section 171 to amortize such premium under the constant yield method. This election will apply to all premium bonds (other than premium bonds that pay tax-exempt interest) held by the Certificateholder as of the first day of the taxable year for which the election is made and for all premium bonds acquired thereafter and is irrevocable except with the approval of the IRS. Final Treasury regulations under Code Section 171 do not, by their terms, apply to prepayable obligations such as the Regular Interests. The Conference Committee Report to the 1986 Act indicates a Congressional intent that the same rules that will apply to the accrual of market discount on installment obligations will also apply to amortizing bond premium under Code Section 171 on installment obligations such as the Regular Interests, although it is unclear whether the alternatives to the constant interest method described above under “—Market Discount” are available. Amortizable bond premium will be treated as an offset to interest income on a Regular Interest rather than as a separate deduction item. [It is anticipated that the Class [ ] certificates will be issued at a premium for federal income tax purposes.]

Election To Treat All Interest Under the Constant Yield Method

A holder of a debt instrument such as a Regular Interest may elect to treat all interest that accrues on the instrument using the constant yield method, with none of the interest being treated as qualified stated interest. For purposes of applying the constant yield method to a debt instrument subject to such an election, (i) “interest” includes stated interest, original issue discount, de minimis original issue discount, market discount and de minimis market discount, as adjusted by any amortizable bond premium or acquisition premium and (ii) the debt instrument is treated as if the instrument were issued on the holder’s acquisition date in the amount of the holder’s adjusted basis immediately after acquisition. It is unclear whether, for this purpose, the initial Prepayment Assumption would continue to apply or if a new prepayment assumption as of the date of the holder’s acquisition would apply. A holder generally may make such an election on an instrument by instrument basis or for a class or group of debt instruments. However, if the holder makes such an election with respect to a debt instrument with amortizable bond premium or with market discount, the holder is deemed to have made elections to amortize bond premium or to report market discount income currently as it accrues under the constant yield method, respectively, for all taxable premium bonds held or acquired or market discount bonds acquired by the holder on the first day of the year of the election or thereafter. The election

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is made on the holder’s federal income tax return for the year in which the debt instrument is acquired and is irrevocable except with the approval of the IRS. Investors are encouraged to consult their tax advisors regarding the advisability of making such an election.

Treatment of Losses

Holders of the Regular Interests will be required to report income with respect to the Regular Interests on the accrual method of accounting, without giving effect to delays or reductions in distributions attributable to defaults or delinquencies on the Mortgage Loans or the Subordinate Companion Loan, except to the extent it can be established that such losses are uncollectible. Accordingly, a Regular Interestholder may have income, or may incur a diminution in cash flow as a result of a default or delinquency, but may not be able to take a deduction (subject to the discussion below) for the corresponding loss until a subsequent taxable year. In this regard, investors are cautioned that while they generally may cease to accrue interest income if it reasonably appears that the interest will be uncollectible, the IRS may take the position that original issue discount must continue to be accrued in spite of its uncollectibility until the debt instrument is disposed of in a taxable transaction or becomes worthless in accordance with the rules of Code Section 166. The following discussion may not apply to holders of interest-only Regular Interests. Under Code Section 166, it appears that the holders of Regular Interests that are corporations or that otherwise hold the Regular Interests in connection with a trade or business should in general be allowed to deduct as an ordinary loss any such loss sustained (and not previously deducted) during the taxable year on account of any such Regular Interests becoming wholly or partially worthless, and that, in general, the Regular Interestholders that are not corporations and do not hold the Regular Interests in connection with a trade or business will be allowed to deduct as a short term capital loss any loss with respect to principal sustained during the taxable year on account of a portion of any class of such Regular Interests becoming wholly worthless. Although the matter is not free from doubt, such non-corporate holders of Regular Interests should be allowed a bad debt deduction at such time as the principal balance of any class of such Regular Interests is reduced to reflect losses on the Mortgage Loans or the Subordinate Companion Loan below such holder’s basis in the Regular Interests. The IRS, however, could take the position that non-corporate holders will be allowed a bad debt deduction to reflect such losses only after the classes of Regular Interests have been otherwise retired. The IRS could also assert that losses on a class of Regular Interests are deductible based on some other method that may defer such deductions for all holders, such as reducing future cash flow for purposes of computing original issue discount. This may have the effect of creating “negative” original issue discount that, with the possible exception of the method discussed in the following sentence, would be deductible only against future positive original issue discount or otherwise upon termination of the applicable class. Although not free from doubt, a holder of Regular Interests with negative original issue discount may be entitled to deduct a loss to the extent that its remaining basis would exceed the maximum amount of future payments to which such holder was entitled, assuming no further prepayments. No bad debt losses will be allowed with respect to the classes of interest-only Regular Interests, such as the [INTEREST-ONLY CLASS] Certificates. Regular Interestholders are urged to consult their own tax advisors regarding the appropriate timing, amount and character of any loss sustained with respect to such Regular Interests. Special loss rules are applicable to banks and thrift institutions, including rules regarding reserves for bad debts. Such taxpayers are advised to consult their tax advisors regarding the treatment of losses on the Regular Interests.

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Yield Maintenance Charges and Prepayment Premiums

Yield maintenance charges and prepayment premiums actually collected on the Mortgage Loans will be distributed to the Class [__] certificates as described in “Description of the Certificates—Allocation of Yield Maintenance Charges and Prepayment Premiums”. It is not entirely clear under the Code when the amount of yield maintenance charges and prepayment premiums so allocated should be taxed to the holders of the Class [__] certificates, but it is not expected, for federal income tax reporting purposes, that yield maintenance charges and prepayment premiums will be treated as giving rise to any income to the holder of such class of certificates prior to the certificate administrator’s actual receipt of yield maintenance charges and prepayment premiums. Yield maintenance charges and prepayment premiums, if any, may be treated as paid upon the retirement or partial retirement of the Class [__] certificates. The IRS may disagree with these positions. Certificateholders should consult their own tax advisors concerning the treatment of yield maintenance charges and prepayment premiums.

Sale or Exchange of Regular Interests

If a Regular Interestholder sells or exchanges a Regular Interest, such Regular Interestholder will recognize gain or loss equal to the difference, if any, between the amount received and its adjusted basis in the Regular Interest. The adjusted basis of a Regular Interest generally will equal the cost of the Regular Interest to the seller, increased by any original issue discount, market discount or other amounts previously included in the seller’s gross income with respect to the Regular Interest and reduced by amounts included in the stated redemption price at maturity of the Regular Interest that were previously received by the seller, by any amortized premium, and by any deductible losses on the Regular Interest. [[FOR FLOATING RATE SWAP AGREEMENTS] In connection with a sale or exchange of a [FLOATING RATE CLASS] certificate, the related Certificateholder must separately account for the sale or exchange of its Percentage Interest in the [FLOATING RATE CLASS] Regular Interest and the interest in the related Swap Contract.]

Except as described above with respect to market discount, and except as provided in this paragraph, any gain or loss on the sale or exchange of a Regular Interest realized by an investor that holds the Regular Interest as a capital asset will be capital gain or loss and will be long term or short term depending on whether the Regular Interest has been held for the long term capital gain holding period (more than one year). Such gain will be treated as ordinary income: (i) if the Regular Interest is held as part of a “conversion transaction” as defined in Code Section 1258(c), up to the amount of interest that would have accrued on the Regular Interestholder’s net investment in the conversion transaction at 120% of the appropriate applicable federal rate under Code Section 1274(d) in effect at the time the taxpayer entered into the transaction minus any amount previously treated as ordinary income with respect to any prior disposition of property that was held as part of such transaction; (ii) in the case of a non-corporate taxpayer, to the extent such taxpayer has made an election under Code Section 163(d)(4) to have net capital gains taxed as investment income at ordinary income rates; or (iii) to the extent that such gain does not exceed the excess, if any, of (a) the amount that would have been includible in the gross income of the Regular Interestholder if his yield on such Regular Interest were 110% of the applicable federal rate as of the date of purchase, over (b) the amount of income actually includible in the gross income of such Regular Interestholder with respect to the Regular Interest. In addition, gain or loss recognized from the sale or exchange of a Regular Interest by certain banks or thrift institutions will be treated as ordinary income or loss pursuant to Code Section 582(c). Long-term capital gains of certain non-corporate taxpayers generally are subject to a lower maximum tax rate than ordinary income of such taxpayers for

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property held for more than one year. The tax rate for corporations is the same with respect to both ordinary income and capital gains.

[Taxation of the [ARD Class] Certificates

[The [ARD Class] certificates will represent undivided beneficial ownership interests in the Excess Interest. It is not entirely clear for federal income tax reporting purposes when Excess Interest will be treated as giving rise to income to the holders of the [ARD Class] certificates. It is likely that such amounts will be treated as one or more stripped coupons issued on the related anticipated repayment date of the ARD Loan, and that income will accrue thereon as original issue discount based upon the portion, if any, of the holder’s basis in the [ARD Class] certificate and the anticipated payments of Excess Interest receivable. It is not clear whether a prepayment assumption would be used in projecting such payments, or whether the contingent payment debt rules might apply to them. Moreover, it is possible that the IRS could require that income be accrued with respect to the Excess Interest commencing at an earlier date. In such event, if the related amounts are never received, the holder could have a loss, which may be a capital loss. Holders of [ARD Class] certificates are advised to consult their tax advisors as to the federal income tax treatment of Excess Interest.]

[FOR FLOATING RATE SWAP AGREEMENTS; INCLUDE TAX TREATMENT OF NOTIONAL PRINCIPAL CONTRACTS AS APPLICABLE]]

Taxation of the Swap Contract

[Each holder of a [FLOATING RATE CLASS] certificate will be treated for federal income tax purposes as having entered into its proportionate share of the rights of such class under the Swap Contract. Holders of the [FLOATING RATE CLASS] certificates must allocate the price they pay for their certificates between their interests in the [FLOATING RATE CLASS] Regular Interest and the Swap Contract based on their relative market values. The portion, if any, allocated to the Swap Contract will be treated as a swap premium (the “Swap Premium”) paid or received by the holders of the [FLOATING RATE CLASS] certificates. If the Swap Premium is paid by a holder, it will reduce the purchase price allocable to its interest in the [FLOATING RATE CLASS] Regular Interest. If the Swap Premium is received by the holder, it will be deemed to have increased the purchase price for its interest in the [FLOATING RATE CLASS] Regular Interest. If any Swap Contract is “on market”, no amount of the purchase price will be allocable to it. If the holder of a [FLOATING RATE CLASS] certificate is deemed to receive Swap Premium, such amount may be periodically offset by the original issue discount accrued or premium amortized, as applicable, on the [FLOATING RATE CLASS] Regular Interest allocable to such holder, resulting in overall tax accounting similar to an integrated debt instrument. Nevertheless, prospective investors should consult their tax advisors regarding any possible mismatches in timing or character. The Swap Premium will be deemed to be received by the holders of the [FLOATING RATE CLASS] certificates. A holder of the [FLOATING RATE CLASS] certificates will be required to amortize any Swap Premium under a level payment method as if the Swap Premium represented the present value of a series of equal payments made or received over the life of the Swap Contract (adjusted to take into account decreases in notional principal amount), discounted at a rate equal to the rate used to determine the amount of the Swap Premium (or some other reasonable rate). Prospective purchasers of the [FLOATING RATE CLASS] certificates should consult their own tax advisors regarding the appropriate method of amortizing any Swap Premium. Regulations promulgated by the Treasury treat a non-periodic payment made under a Swap Contract as a loan for federal income tax purposes if the payment is “significant”. It is not known whether any Swap Premium would be treated in part as a loan under Treasury regulations.

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Under Treasury regulations (i) all taxpayers must recognize periodic payments with respect to a notional principal contract under the accrual method of accounting, and (ii) any periodic payments received under the Swap Contract must be netted against payments made under the Swap Contract and deemed made or received as a result of the Swap Premium over the recipient’s taxable year, rather than accounted for on a gross basis. Net income or deduction with respect to net payments under a notional principal contract for a taxable year should constitute ordinary income or ordinary deduction. The IRS could contend the amount is capital gain or loss, but such treatment is unlikely, at least in the absence of further regulations. Any regulations requiring capital gain or loss treatment presumably would apply only prospectively. Individuals may be limited in their ability to deduct any such net deduction and should consult their tax advisors prior to investing in the [FLOATING RATE CLASS] certificates.

Any amount of proceeds from the sale, redemption or retirement of a [FLOATING RATE CLASS] certificate that is considered to be allocated to the holder’s rights under the Swap Contract (including a conversion of such certificate to a [FIXED RATE CLASS] certificate, as applicable) or that the holder is deemed to have paid to the purchaser would be considered a “termination payment” allocable to such certificate under Treasury regulations. A holder of a [FLOATING RATE CLASS] certificate will have gain or loss from such a termination equal to (A)(i) any termination payment it received or is deemed to have received minus (ii) the unamortized portion of the Swap Premium paid (or deemed paid) by the holder upon entering into or acquiring its interest in the Swap Contract or (B)(i) any termination payment it paid or is deemed to have paid minus (ii) the unamortized portion of the Swap Premium received upon entering into or acquiring its interest in the Swap Contract. Gain or loss realized upon the termination of the Swap Contract will generally be treated as capital gain or loss. Moreover, in the case of a bank or thrift institution, Code Section 582(c) would likely not apply to treat such gain or loss as ordinary. Following a conversion of a [FLOATING RATE CLASS] certificate to a [FIXED RATE CLASS] certificate, such holder will continue to own its respective interest in the [FLOATING RATE CLASS] Regular Interest previously deemed owned.

The [FLOATING RATE CLASS] certificates, representing a beneficial ownership in a portion of the Class FX Regular Interest and in the Swap Contract, may constitute positions in a straddle, in which case the straddle rules of Code Section 1092 would apply. A selling holder’s capital gain or loss with respect to such regular interest would be short term because the holding period would be tolled under the straddle rules. Similarly, capital gain or loss realized in connection with the termination of the applicable Swap Contract would be short term. If the holder of a [FLOATING RATE CLASS] certificate incurred or continued to incur indebtedness to acquire or hold such [FLOATING RATE CLASS] certificate, the holder would generally be required to capitalize a portion of the interest paid on such indebtedness until termination of the Swap Contract.

Pursuant to the PSA (i) the certificate administrator will deliver or cause to be delivered the federal taxpayer identification number of the Grantor Trust that holds the Swap Contract on an IRS Form W-9 to the Swap Counterparty as soon as possible after the Swap Contract is entered into (but no later than the first Distribution Date under the Swap Contract; provided that the certificate administrator has received the applicable taxpayer identification number from the IRS by such date (and the certificate administrator is obligated to use its best efforts to obtain such taxpayer identification number from the IRS by such date)) and, if requested by the Swap Counterparty (unless not permitted under federal income tax law) an IRS Form W-8IMY, (ii) each non-exempt holder of a [FLOATING RATE CLASS] certificate will be obligated pursuant to the PSA to provide applicable certification to the certificate administrator (with copies sent or forwarded directly from such Certificateholder to the

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Swap Counterparty) to enable the certificate administrator to make payments to holders of [FLOATING RATE CLASS] certificates without federal withholding or backup withholding, and (iii) as authorized by the holders of [FLOATING RATE CLASS] certificates under the PSA, the certificate administrator may forward any such certification received to the Swap Counterparty if requested. If the above obligations are satisfied, under current law, no U.S. federal withholding or backup withholding taxes will be required to be deducted or withheld from payments by the Swap Counterparty to the issuing entity.]

[Taxation of Class [EC] and Exchangeable Certificates

The portion of the issuing entity consisting of the Trust Components will be classified as a grantor trust under subpart E, part I of subchapter J of the Code, and the Class [EC] certificates and the Exchangeable Certificates will evidence undivided beneficial ownership of all or a portion of the related Trust Component or Trust Components. The holder of a Class [EC] certificate or Exchangeable Certificate representing beneficial ownership of more than one Trust Component should account separately for its interest in each Trust Component as a separate Regular Interest. See “—Taxation of Regular Interests” above. A purchaser of a Class [EC] certificate or Exchangeable Certificate must allocate its basis in such certificate among the Trust Components represented by such certificate in accordance with their relative fair market values as of the time of acquisition. Similarly, on the sale of a Class [EC] certificate or Exchangeable Certificate, the holder must allocate the amount received on the sale among the Trust Components in accordance with their relative fair market values as of the time of sale. Prospective beneficial owners of Class [EC] certificates and Exchangeable Certificates should consult their tax advisors as to the appropriate method of accounting for their interest in the Class [EC] certificates and Exchangeable Certificates.

Exchangeable Certificates Representing Disproportionate Interests in Related Exchangeable Certificates

If a Class [EC] certificate or Exchangeable Certificate represents beneficial ownership of a disproportionate interest in the related Trust Components, then the tax consequences to the beneficial owner of the Class [EC] certificate or Exchangeable Certificate will be determined under Code Section 1286, as discussed under “—Alternative Characterization”, below.]

Alternative Characterization

Under the OID Regulations, if two or more debt instruments are issued in connection with the same transaction or related transaction (determined based on all the facts and circumstances), those debt instruments are treated as a single debt instrument for purposes of the provisions of the Code applicable to original issue discount, unless an exception applies. Under this rule, if a Class [EC] certificate or Exchangeable Certificate represents beneficial ownership of two or more Trust Components, those Trust Components could be treated as a single debt instrument for original issue discount purposes. In addition, if the two or more Trust Components underlying a Class [EC] certificate or Exchangeable Certificate were aggregated for original issue discount purposes and a beneficial owner of a Class [EC] certificate were to (i) exchange that Class [EC] certificate for separate Exchangeable Certificates, (ii) sell one of those separate Exchangeable Certificates and (iii) retain one or more of the remaining separate Exchangeable Certificates, the beneficial owner might be treated as having engaged in a “coupon stripping” or “bond stripping” transaction within the meaning of Code Section 1286. Under Code Section 1286, a beneficial owner of a Class [EC] certificate or Exchangeable Certificate that engages in a coupon stripping or bond stripping transaction must allocate its basis in the Class [EC] certificate

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between the separate Exchangeable Certificates sold and the separate Exchangeable Certificates retained in proportion to the relative fair market values of the related Trust Component or Trust Components as of the date of the stripping transaction. The beneficial owner then must recognize gain or loss on the separate Exchangeable Certificates sold using its basis allocable to the related Trust Component or Trust Components. Also, the beneficial owner then must treat the Trust Component or Trust Components relating to the separate Exchangeable Certificates retained as a newly issued debt instrument that was purchased for an amount equal to the beneficial owner’s basis allocable to that Trust Component or Trust Components. Accordingly, the beneficial owner must accrue interest and original issue discount with respect to the separate Exchangeable Certificates retained based on the beneficial owner’s basis in the related Trust Component or Trust Components.

As a result, when compared to treating each Trust Component underlying a Class [EC] certificate or Exchangeable Certificate as a separate debt instrument, aggregating the Trust Components underlying a Class [EC] certificate or Exchangeable Certificate could affect the timing and character of income recognized by a beneficial owner of a Class [EC] certificate or Exchangeable Certificate. Moreover, if Code Section 1286 were to apply to a beneficial owner of a Class [EC] certificate or Exchangeable Certificate, much of the information necessary to perform the related calculations for information reporting purposes generally would not be available to the trustee. Because it may not be clear whether the aggregation rule in the OID Regulations applies to the Class [EC] certificates and Exchangeable Certificates and due to the trustee’s lack of information necessary to report computations that might be required by Code Section 1286, the trustee will treat each Trust Component underlying a Class [EC] certificate or Exchangeable Certificate as a separate debt instrument for information reporting purposes. Prospective investors should note that, if the two or more Trust Components underlying a Class [EC] certificate or Exchangeable Certificate were aggregated, the timing of accruals of original issue discount applicable to a Class [EC] certificate Exchangeable Certificate could be different than that reported to holders and the IRS. Prospective investors are advised to consult their own tax advisors regarding any possible tax consequences to them if the IRS were to assert that the Trust Components underlying the Class [EC] certificates or Exchangeable Certificates should be aggregated for original issue discount purposes.

Taxation of Exchange

If a beneficial owner exchanges one or more separate classes of Exchangeable Certificates for a Class [EC] certificate, the exchange will not be taxable. Likewise, if a beneficial owner exchanges a Class [EC] certificate for one or more classes of separate Exchangeable Certificates, the exchange will not be taxable.]

[ADD DISCLOSURE FOR CURRENCY SWAP]

3.8% Medicare Tax on “Net Investment Income”

Certain non-corporate U.S. holders will be subject to an additional 3.8% tax on all or a portion of their “net investment income”, which may include the interest payments and any gain realized with respect to the certificates, to the extent of their net investment income that, when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), or $125,000 for a married individual filing a separate return. The 3.8% Medicare tax is determined in a different manner than the regular income tax. U.S. holders should consult their tax advisors with respect to their consequences with respect to the 3.8% Medicare tax.

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Taxation of Certain Foreign Investors

Interest, including original issue discount, distributable to the holders of Regular Interests that are nonresident aliens, foreign corporations or other Non-U.S. Tax Persons will be considered “portfolio interest” and, therefore, generally will not be subject to a 30% United States withholding tax; provided that such Non-U.S. Tax Person (i) is not a “10 percent shareholder” within the meaning of Code Section 871(h)(3)(B) or a controlled foreign corporation described in Code Section 881(c)(3)(C) with respect to the Trust REMICs and (ii) provides the certificate administrator, or the person that would otherwise be required to withhold tax from such distributions under Code Section 1441 or 1442, with an appropriate statement, signed under penalties of perjury, identifying the beneficial owner and stating, among other things, that the beneficial owner of the Regular Interest is a Non-U.S. Tax Person. The appropriate documentation includes IRS Form W-8BEN-E or W-8BEN, if the Non-U.S. Tax Person is an entity (such as a corporation) or individual, respectively, eligible for the benefits of the portfolio interest exemption or an exemption based on a treaty; IRS Form W-8ECI if the Non-U.S. Tax Person is eligible for an exemption on the basis of its income from the Regular Interest being effectively connected to a United States trade or business; IRS Form W-8BEN-E or W-8IMY if the Non-U.S. Tax Person is a trust, depending on whether such trust is classified as the beneficial owner of the Regular Interest; and Form W-8IMY, with supporting documentation as specified in the Treasury regulations, required to substantiate exemptions from withholding on behalf of its partners, if the Non-U.S. Tax Person is a partnership. With respect to IRS Forms W-8BEN, W-8BEN-E, W-8IMY and W-8ECI, each (other than IRS Form W-8IMY) expires after three full calendar years or as otherwise provided by applicable law. An intermediary (other than a partnership) must provide IRS Form W-8IMY, revealing all required information, including its name, address, taxpayer identification number, the country under the laws of which it is created, and certification that it is not acting for its own account. A “qualified intermediary” must certify that it has provided, or will provide, a withholding statement as required under Treasury regulations Section 1.1441-1(e)(5)(v), but need not disclose the identity of its account holders on its IRS Form W-8IMY, and may certify its account holders’ status without including each beneficial owner’s certification. A “non-qualified intermediary” must additionally certify that it has provided, or will provide, a withholding statement that is associated with the appropriate IRS Forms W-8 and W-9 required to substantiate exemptions from withholding on behalf of its beneficial owners. The term “intermediary” means a person acting as a custodian, a broker, nominee or otherwise as an agent for the beneficial owner of a Regular Interest. A “qualified intermediary” is generally a foreign financial institution or clearing organization or a non-U.S. branch or office of a U.S. financial institution or clearing organization that is a party to a withholding agreement with the IRS.

If such statement, or any other required statement, is not provided, 30% withholding will apply unless reduced or eliminated pursuant to an applicable tax treaty or unless the interest on the Regular Interest is effectively connected with the conduct of a trade or business within the United States by such Non-U.S. Tax Person. In the latter case, such Non-U.S. Tax Person will be subject to United States federal income tax at regular rates. Investors that are Non-U.S. Tax Persons should consult their own tax advisors regarding the specific tax consequences to them of owning a Regular Interest.

The term “U.S. Tax Person” means a citizen or resident of the United States, a corporation, partnership (except to the extent provided in the applicable Treasury regulations) or other entity created or organized in or under the laws of the United States, any State or the District of Columbia, including any entity treated as a corporation or partnership for federal income tax purposes, an estate that is subject to U.S. federal income tax regardless of the source of income, or a trust if a court within the United States is able

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to exercise primary supervision over the administration of such trust, and one or more such U.S. Tax Persons have the authority to control all substantial decisions of such trust (or, to the extent provided in the applicable Treasury regulations, certain trusts in existence on August 20, 1996 that have elected to be treated as U.S. Tax Persons). The term “Non-U.S. Tax Person” means a person other than a U.S. Tax Person.

FATCA

Under the “Foreign Account Tax Compliance Act” (“FATCA”) provisions of the Hiring Incentives to Restore Employment Act, a 30% withholding tax is generally imposed on certain payments, including U.S.-source interest payments to “foreign financial institutions” and certain other foreign financial entities if those foreign entities fail to comply with the requirements of FATCA. The certificate administrator will be required to withhold amounts under FATCA on payments made to holders who are subject to the FATCA requirements and who fail to provide the certificate administrator with proof that they have complied with such requirements. Prospective investors should consult their tax advisors regarding the applicability of FATCA to their certificates.

Backup Withholding

Distributions made on the certificates, and proceeds from the sale of the certificates to or through certain brokers, may be subject to a “backup” withholding tax under Code Section 3406 on “reportable payments” (including interest distributions, original issue discount and, under certain circumstances, principal distributions) unless the Certificateholder (i) is a U.S. Tax Person and provides IRS Form W-9 with the correct taxpayer identification number or (ii) other than a holder of a Class R certificate, is a Non-U.S. Tax Person and provides IRS Form W-8BEN or W-8BEN-E, as applicable, identifying the Non-U.S. Tax Person and stating that the beneficial owner is not a U.S. Tax Person; or can be treated as an exempt recipient within the meaning of Treasury regulations Section 1.6049-4(c)(1)(ii). Any amounts to be withheld from distribution on the certificates would be refunded by the IRS or allowed as a credit against the Certificateholder’s federal income tax liability. Information reporting requirements may also apply regardless of whether withholding is required. Holders are urged to contact their own tax advisors regarding the application to them of backup withholding and information reporting.

Information Reporting

Holders who are individuals (and certain domestic entities that are formed or availed of for purposes of holding, directly or indirectly, “specified foreign financial assets”) may be subject to certain foreign financial asset reporting obligations with respect to their certificates held through a financial account maintained by a foreign financial institution if the aggregate value of their certificates and their other “specified foreign financial assets” exceeds $50,000. Significant penalties can apply if a holder fails to disclose its specified foreign financial assets. We urge you to consult your tax advisor with respect to this and other reporting obligations with respect to your certificates.

Reporting Requirements

Each Trust REMIC will be required to maintain its books on a calendar year basis and to file federal income tax returns in a manner similar to a partnership. The form for such returns is IRS Form 1066, U.S. Real Estate Mortgage Investment Conduit (REMIC) Income Tax Return. The trustee will be required to sign each Trust REMIC’s returns.

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Reports of accrued interest, original issue discount, if any, and information necessary to compute the accrual of any market discount on the Regular Interests will be made annually to the IRS and to individuals, estates, non-exempt and non-charitable trusts, and partnerships that are either Regular Interestholders or beneficial owners that own Regular Interests through a broker or middleman as nominee. All brokers, nominees and all other nonexempt Regular Interestholders (including corporations, non-calendar year taxpayers, securities or commodities dealers, placement agents, real estate investment trusts, investment companies, common trusts, thrift institutions and charitable trusts) may request such information for any calendar quarter by telephone or in writing by contacting the person designated in IRS Publication 938 with respect to the Trust REMIC. Holders through nominees must request such information from the nominee.

Treasury regulations require that, in addition to the foregoing requirements, information must be furnished annually to the Regular Interestholders and filed annually with the IRS concerning the percentage of each Trust REMIC’s assets meeting the qualified asset tests described under “—Qualification as a REMIC” above.

[[FOR GRANTOR TRUSTS] In addition, the Grantor Trust may be subject to Treasury regulations providing specific reporting rules for “widely-held fixed investment trusts”. Under these regulations, the certificate administrator will be required to file IRS Form 1099 (or any successor form) with the IRS with respect to holders of [Class [EC] certificates and Exchangeable Certificates] [FLOATING RATE CLASS] [ARD Class] who are not “exempt recipients” (a term that includes corporations, trusts, securities dealers, middlemen and certain other non-individuals) and do not hold such certificates through a middleman, to report the issuing entity’s gross income and, in certain circumstances, unless the certificate administrator reports under the safe harbor as described in the last sentence of this paragraph, if any assets of the issuing entity were disposed of or certificates are sold in secondary market sales, the portion of the gross proceeds relating to the assets of the issuing entity that are attributable to such holder. The same requirements would be imposed on middlemen holding such certificates on behalf of the related holders. Under certain circumstances, the certificate administrator may report under the safe harbor for widely-held mortgage trusts, as such term is defined under Treasury regulations Section 1.671-5.

These regulations also require that the certificate administrator make available information regarding interest income and information necessary to compute any original issue discount to (i) exempt recipients (including middlemen) and non-calendar year taxpayers, upon request, in accordance with the requirements of the regulations and (ii) Certificateholders who do not hold their certificates through a middleman. The information must be provided to parties specified in clause (i) on or before the later of the [30th] day after the close of the calendar year to which the request relates and [14] days after the receipt of the request. The information must be provided to parties specified in clause (ii) on or before March 15 of the calendar year for which the statement is being furnished.]]

Taxes That May Be Imposed on a REMIC

Prohibited Transactions

Income from certain transactions by any Trust REMIC, called prohibited transactions, will not be part of the calculation of income or loss includible in the federal income tax returns of holders of the Class R certificates, but rather will be taxed directly to the Trust REMIC at a 100% rate. Prohibited transactions generally include (i) the disposition of a qualified mortgage other than for (a) substitution within two years of the Startup Day for a defective (including a defaulted) obligation (or repurchase in lieu of substitution of a defective

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(including a defaulted) obligation at any time) or for any qualified mortgage within three (3) months of the Startup Day, (b) foreclosure, default or imminent default of a qualified mortgage, (c) bankruptcy or insolvency of the REMIC, or (d) a qualified (complete) liquidation, (ii) the receipt of income from assets that are not the type of mortgages or investments that the REMIC is permitted to hold, (iii) the receipt of compensation for services or (iv) the receipt of gain from disposition of cash flow investments other than pursuant to a qualified liquidation. Notwithstanding (i) and (iv), it is not a prohibited transaction to sell REMIC property to prevent a default on regular interests as a result of a default on qualified mortgages or to facilitate a qualified liquidation or a clean-up call. The REMIC Regulations indicate that the modification of a mortgage loan generally will not be treated as a disposition if it is occasioned by a default or reasonably foreseeable default, an assumption of a mortgage loan or the waiver of a “due-on-sale” or “due-on-encumbrance” clause. It is not anticipated that the Trust REMICs will engage in any prohibited transactions.

Contributions to a REMIC After the Startup Day

In general, a REMIC will be subject to a tax at a 100% rate on the value of any property contributed to the REMIC after the Startup Day. Exceptions are provided for cash contributions to the REMIC (i) during the three (3) months following the Startup Day, (ii) made to a qualified reserve fund by a holder of a Class R certificate, (iii) in the nature of a guarantee, (iv) made to facilitate a qualified liquidation or clean-up call, and (v) as otherwise permitted in Treasury regulations yet to be issued. It is not anticipated that there will be any taxable contributions to the Trust REMICs.

Net Income from Foreclosure Property

The Lower-Tier REMIC will be subject to federal income tax at the highest corporate rate on “net income from foreclosure property”, determined by reference to the rules applicable to real estate investment trusts. Generally, property acquired by foreclosure or deed-in-lieu of foreclosure would be treated as “foreclosure property” until the close of the third calendar year beginning after the Lower-Tier REMIC’s acquisition of a REO Property, with a possible extension. Net income from foreclosure property generally means gain from the sale of a foreclosure property that is inventory property and gross income from foreclosure property other than qualifying rents and other qualifying income for a real estate investment trust.

In order for a foreclosed property to qualify as foreclosure property, any operation of the foreclosed property by the Lower-Tier REMIC generally must be conducted through an independent contractor. Further, such operation, even if conducted through an independent contractor, may give rise to “net income from foreclosure property”, taxable at the highest corporate rate. Payment of such tax by the Lower-Tier REMIC would reduce amounts available for distribution to Certificateholders.

The special servicer will be required to determine generally whether the operation of foreclosed property in a manner that would subject the Lower-Tier REMIC to such tax would be expected to result in higher after-tax proceeds than an alternative method of operating such property that would not subject the Lower-Tier REMIC to such tax.

REMIC Partnership Representative

A “partnership representative” (as defined in Section 6223 of the Code) (“partnership representative”) will represent each REMIC in connection with any IRS and judicial proceeding relating to the REMIC and the pooling and servicing agreement will designate the certificate administrator as the partnership representative. Under the audit rules

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applicable to REMICs, (1) unless a REMIC elects otherwise, taxes arising from IRS audit adjustments are required to be paid by the REMIC rather than by its residual interest holders, (2) the partnership representative acts as a REMIC’s sole representative and its actions, including agreeing to adjustments to REMIC taxable income, are binding on residual interest holders and (3) if the IRS makes an adjustment to a REMIC’s taxable year, the holders of residual interests for the audited taxable year, may have to take the adjustment into account for the taxable year in which the adjustment is made rather than for the audited taxable year.

The partnership representative will utilize any election or other exception available to make any REMIC’s residual interest holders (that is, the holders of the Class R certificates) rather than the REMIC itself, liable for any taxes arising from audit adjustments to the REMIC’s taxable income. It is unclear how that may affect a REMIC residual interest holder’s ability to challenge any audit adjustment that might otherwise be available in the absence of any such election or exception. Holders of Class R certificates should discuss with their own tax advisors the possible effect of the new rules on them.

DUE TO THE COMPLEXITY OF THESE RULES AND THE CURRENT UNCERTAINTY AS TO THE MANNER OF THEIR APPLICATION TO THE ISSUING ENTITY AND CERTIFICATEHOLDERS, IT IS PARTICULARLY IMPORTANT THAT POTENTIAL INVESTORS CONSULT THEIR OWN TAX ADVISORS REGARDING THE TAX TREATMENT OF THEIR ACQUISITION, OWNERSHIP AND DISPOSITION OF THE CERTIFICATES.

Certain State and Local Tax Considerations

In addition to the federal income tax consequences described in “Material Federal Income Tax Considerations” above, purchasers of Offered Certificates should consider the state and local income tax consequences of the acquisition, ownership, and disposition of the Offered Certificates. State and local income tax law may differ substantially from the corresponding federal law, and this discussion does not purport to describe any aspect of the income tax laws of any state or locality.

It is possible that one or more jurisdictions may attempt to tax nonresident holders of offered certificates solely by reason of the location in that jurisdiction of the depositor, the trustee, the certificate administrator, the sponsors, a related borrower or a mortgaged property or on some other basis, may require nonresident holders of certificates to file returns in such jurisdiction or may attempt to impose penalties for failure to file such returns; and it is possible that any such jurisdiction will ultimately succeed in collecting such taxes or penalties from nonresident holders of offered certificates. We cannot assure you that holders of offered certificates will not be subject to tax in any particular state, local or other taxing jurisdiction.

You should consult with your tax advisor with respect to the various state and local, and any other, tax consequences of an investment in the Offered Certificates.

Method of Distribution (Underwriter)

Subject to the terms and conditions set forth in an underwriting agreement (the “Underwriting Agreement”), among the depositor and the underwriters, the depositor has agreed to sell to the underwriters, and the underwriters have severally, but not jointly, agreed to purchase from the depositor the respective Certificate Balance or the Notional

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Amount, as applicable, of each class of Offered Certificates set forth below subject in each case to a variance of 5%.

Underwriter	Class [_]		Class [_]		Class [_]		Class [_]
[Natixis Securities Americas LLC]	$	[__]	$	[__]	$	[__]	$	[__]
[Other Underwriter].	$	[__]	$	[__]	$	[__]	$	[__]
[Other Underwriter]	$	[__]	$	[__]	$	[__]	$	[__]
Total	$	[__]	$	[__]	$	[__]	$	[__]

Underwriter	Class [_]		Class [_]		Class [_]		Class [_]
[Natixis Securities Americas LLC]	$	[__]	$	[__]	$	[__]	$	[__]
[Other Underwriter]	$	[__]	$	[__]	$	[__]	$	[__]
[Other Underwriter]	$	[__]	$	[__]	$	[__]	$	[__]
Total	$	[__]	$	[__]	$	[__]	$	[__]

The Underwriting Agreement provides that the obligations of the underwriters will be subject to certain conditions precedent and that the underwriters will be obligated to purchase all Offered Certificates if any are purchased. In the event of a default by any underwriter, the Underwriting Agreement provides that, in certain circumstances, purchase commitments of the non-defaulting underwriter(s) may be increased or the Underwriting Agreement may be terminated.

The parties to the PSA have severally agreed to indemnify the underwriters, and the underwriters have agreed to indemnify the depositor and controlling persons of the depositor, against certain liabilities, including liabilities under the Securities Act, and will contribute to payments required to be made in respect of these liabilities.

[IF NOT A FIRM COMMITMENT UNDERWRITING, DESCRIBE TERMS OF BEST EFFORTS UNDERWRITING, OR PLACEMENT AGENCY ARRANGEMENT OR DIRECT OFFERING BY DEPOSITOR, PROVIDED THAT ANY CONTINUOUS OFFERING MUST BE AN “ALL OR NOTHING” OFFERING. IF APPLICABLE, DESCRIBE SALES OF SECURITIES TO ANY LOAN SELLERS BY THE UNDERWRITERS.]

The depositor has been advised by the underwriters that they propose to offer the Offered Certificates to the public from time to time in one or more negotiated transactions, or otherwise, at varying prices to be determined at the time of sale. [MODIFY THIS DISCLOSURE IF A FIXED PRICE OFFERING] Proceeds to the depositor from the sale of Offered Certificates will be approximately [___]% of the initial aggregate Certificate Balance of the Offered Certificates, plus accrued interest on the Offered Certificates from [______], before deducting expenses payable by the depositor. The underwriters may effect the transactions by selling the Offered Certificates to or through dealers, and the dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the underwriters. In connection with the purchase and sale of the Offered Certificates, the underwriters and dealers may be deemed to have received compensation from the depositor in the form of underwriting discounts and commissions.

Expenses payable by the depositor are estimated at $[__], excluding underwriting discounts and commissions.

We anticipate that the Offered Certificates will be sold primarily to institutional investors. Purchasers of Offered Certificates, including dealers, may, depending on the facts and circumstances of those purchases, be deemed to be “underwriters” within the meaning of the Securities Act in connection with reoffers and resales by them of Offered Certificates. If you purchase Offered Certificates, you should consult with your legal advisors in this regard prior to any reoffer or resale. The underwriters expect to make, but are not obligated to make, a secondary market in the Offered Certificates. See “Risk Factors—Other Risks

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Relating to the Certificates—The Certificates May Have Limited Liquidity and the Market Value of the Certificates May Decline”.

The primary source of ongoing information available to investors concerning the Offered Certificates will be the monthly statements discussed under “Description of the Certificates—Reports to Certificateholders; Certain Available Information”. We cannot assure you that any additional information regarding the Offered Certificates will be available through any other source. In addition, we are not aware of any source through which price information about the Offered Certificates will be generally available on an ongoing basis. The limited nature of that information regarding the Offered Certificates may adversely affect the liquidity of the Offered Certificates, even if a secondary market for the Offered Certificates becomes available.

[Natixis Securities Americas LLC], one of the underwriters, is an affiliate of the depositor and an affiliate of one of the sponsors. [________], one of the underwriters, is an affiliate of one of the sponsors. [___________], one of the underwriters, is an affiliate of one of the sponsors.

A substantial portion of the net proceeds of this offering (after the payment of underwriting compensation and transaction expenses) is expected to be directed to affiliates of [Natixis Securities Americas LLC,] [_______] and [_________], which are underwriters for this offering. That flow of funds will occur by means of the collective effect of the payment by the underwriters to the depositor, an affiliate of [Natixis Securities Americas LLC], of the purchase price for the Offered Certificates, the payment described in the next paragraph and the following payments: (i) the payment by the depositor to [NREC/Natixis, New York Branch], [an affiliate of Natixis Securities Americas LLC], in its capacity as a sponsor, of the purchase price for the mortgage loans to be sold to the depositor by [NREC/Natixis, New York Branch], (ii) the payment by the depositor to [________], an affiliate of [___________], in its capacity as a sponsor, of the purchase price for the mortgage loans sold to the depositor by [___________] and (iii) the payment by the depositor to [__________], an affiliate of [___________], in its capacity as a sponsor, of the purchase price for the mortgage loan sold to the depositor by [________]. See “Transaction Parties—The Sponsors and Mortgage Loan Sellers”.

As a result of the circumstances described above, [__________], [__________] and [___________] have a “conflict of interest” within the meaning of Rule 5121 of the consolidated rules of The Financial Industry Regulatory Authority, Inc. In addition, other circumstances exist that result in the underwriters or their affiliates having conflicts of interest, notwithstanding that such circumstances may not constitute a “conflict of interest” within the meaning of such Rule 5121. See “Risk Factors—Interests and Incentives of the Underwriter Entities May Not Be Aligned With Your Interests”.

Incorporation of Certain Information by Reference

[The following documents filed by the date of the filing of this prospectus filed in accordance with Rule 424(h) or Rule 424(b), as applicable, under the Securities Act are incorporated by reference into this prospectus:

(1) The disclosures filed as exhibits to Form ABS–EE in accordance with Items 601(b)(102) and Item 601(b)(103) of Regulation S–K under the Securities Act;

(2) ADDITIONAL DOCUMENTS INCORPORATED BY REFERENCE].

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All reports filed or caused to be filed by the depositor with respect to the issuing entity before the termination of this offering pursuant to Section 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934, as amended, that relate to the Offered Certificates (other than Annual Reports on Form 10-K) will be deemed to be incorporated by reference into this prospectus[, except that if a Non-Serviced PSA is entered into after termination of this offering, any Current Report on Form 8-K filed after termination of this offering that includes as an exhibit such Non-Serviced PSA will be deemed to be incorporated by reference into this prospectus.

In addition, the disclosures filed as exhibits to the most recent Form ABS-EE filed on or prior to the date of the filing of this prospectus by or on behalf of the Depositor with respect to the issuing entity (file number 333-[.]-[__])–in accordance with Item 601(b)(102) and Item 601(b)(103) of Regulation S-K (17 C.F.R. 601(b)(102) and 601(b)(103))–are hereby incorporated by reference into this prospectus.

The depositor will provide or cause to be provided without charge to each person to whom this prospectus is delivered in connection with this offering (including beneficial owners of the Offered Certificates), upon written or oral request of that person, a copy of any or all documents or reports incorporated in this prospectus by reference, in each case to the extent the documents or reports relate to the Offered Certificates, other than the exhibits to those documents (unless the exhibits are specifically incorporated by reference in those documents). Requests to the depositor should be directed in writing to its principal executive offices at 1251 Avenue of the Americas, New York, New York 10020, or by telephone at (212) 891-6100.

Where You Can Find More Information

The depositor has filed a Registration Statement on Form SF-3 (SEC File No. [.]) (the “Registration Statement”) relating to multiple series of CMBS, including the Offered Certificates, with the SEC. This prospectus will form a part of the Registration Statement, but the Registration Statement includes additional information. Copies of the Registration Statement and other materials filed with or furnished to the SEC, including Distribution Reports on Form 10-D, Annual Reports on Form 10-K, Current Reports on Form 8-K, Forms ABS-15G, Form ABS-EE and any amendments to these reports may be accessed electronically at “http://www.sec.gov” at which you can view and download copies of reports, proxy and information statements and other information filed or furnished electronically through the Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system.

The depositor has met the registrant requirements of Section I.A.1. of the General Instructions to the Registration Statement.

Copies of all reports of the issuing entity on Forms 10-D, 10-K, 8-K and ABS EE will also be made available on the website of the [trustee][certificate administrator] as soon as reasonably practicable after these materials are electronically filed with or furnished to the SEC through the EDGAR system.

Financial Information

The issuing entity will be newly formed and will not have engaged in any business activities or have any assets or obligations prior to the issuance of the Offered Certificates.

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Accordingly, no financial statements with respect to the issuing entity are included in this prospectus.

The depositor has determined that its financial statements will not be material to the offering of the Offered Certificates.

Certain ERISA Considerations

General

The Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and Code Section 4975 impose certain requirements on retirement plans, and on certain other employee benefit plans and arrangements, including individual retirement accounts and annuities, Keogh plans, collective investment funds, insurance company separate accounts and some insurance company general accounts in which those plans, accounts or arrangements are invested that are subject to the fiduciary responsibility provisions of ERISA or Code Section 4975 (all of which are referred to as “Plans”), and on persons who are fiduciaries with respect to Plans, in connection with the investment of Plan assets. Certain employee benefit plans, such as governmental plans (as defined in ERISA Section 3(32)), and, if no election has been made under Code Section 410(d), church plans (as defined in Section 3(33) of ERISA) are not subject to ERISA requirements. However, those plans may be subject to the provisions of other applicable federal, state or local law (“Similar Law”) materially similar to the foregoing provisions of ERISA or to the Code. Moreover, those plans, if qualified and exempt from taxation under Code Sections 401(a) and 501(a), are subject to the prohibited transaction rules set forth in Code Section 503.

ERISA generally imposes on Plan fiduciaries certain general fiduciary requirements, including those of investment prudence and diversification and the requirement that a Plan’s investments be made in accordance with the documents governing the Plan. In addition, ERISA and the Code prohibit a broad range of transactions involving assets of a Plan and persons (“Parties in Interest” under ERISA and “Disqualified Persons” under Code Section 4975) who have certain specified relationships to the Plan, unless a statutory, regulatory or administrative exemption is available. Certain Parties in Interest and Disqualified Persons that participate in a prohibited transaction may be subject to an excise tax imposed pursuant to Code Section 4975, unless a statutory or administrative exemption is available. These prohibited transactions generally are set forth in Section 406 of ERISA and Code Section 4975. Special caution should be exercised before the assets of a Plan are used to purchase an Offered Certificate if, with respect to those assets, the depositor, any servicer or the trustee or any of their affiliates, either: (a) has investment discretion with respect to the investment of those assets of that Plan; or (b) has authority or responsibility to give, or gives, investment advice with respect to those Plan assets within the meaning of Section 3(21) of ERISA; or (c) is an employer maintaining or contributing to the Plan.

Before purchasing any Offered Certificates with Plan assets, a Plan fiduciary should consult with its counsel and determine whether there exists any prohibition to that purchase under the requirements of ERISA or Code Section 4975, whether any prohibited transaction class exemption or any individual administrative prohibited transaction exemption (as described below) applies, including whether the appropriate conditions set forth in those exemptions would be met, or whether any statutory prohibited transaction exemption is applicable. Fiduciaries of plans subject to a Similar Law should consider the need for, and the availability of, an exemption under such applicable Similar Law.

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Plan Asset Regulations

A Plan’s investment in Offered Certificates may cause the assets of the issuing entity to be deemed Plan assets. Section 2510.3-101 of the regulations of the United States Department of Labor (“DOL”), as modified by Section 3(42) of ERISA, provides that when a Plan acquires an equity interest in an entity, the Plan’s assets include both the equity interest and an undivided interest in each of the underlying assets of the entity, unless certain exceptions not applicable to this discussion apply, or unless the equity participation in the entity by “benefit plan investors” (that is, Plans and entities whose underlying assets include plan assets) is not “significant”. For this purpose, in general, equity participation in an entity will be “significant” on any date if, immediately after the most recent acquisition of any certificate, 25% or more of the total value of any class of certificates is held by benefit plan investors.

In general, any person who has discretionary authority or control respecting the management or disposition of Plan assets, and any person who provides investment advice with respect to those assets for a fee or other compensation, is a fiduciary of the investing Plan. If the assets of the issuing entity constitute Plan assets, then any party exercising management or discretionary control regarding those assets, such as a master servicer, a special servicer or any sub-servicer, may be deemed to be a Plan “fiduciary” with respect to the investing Plan, and thus subject to the fiduciary responsibility provisions and prohibited transaction provisions of ERISA and Code Section 4975. In addition, if the assets of the issuing entity constitute Plan assets, the purchase of Offered Certificates by a Plan, as well as the operation of the issuing entity, may constitute or involve a prohibited transaction under ERISA or the Code.

Administrative Exemptions

The U.S. Department of Labor has issued to [underwriter] an individual prohibited transaction exemption, PTE [__], xx Fed. Reg. xx,xxx ([DATE]) (the “Exemption”). The Exemption generally exempts from the application of the prohibited transaction provisions of Sections 406 and 407 of ERISA, and the excise taxes imposed on prohibited transactions pursuant to Code Sections 4975(a) and (b), certain transactions, among others, relating to the servicing and operation of pools of mortgage loans, such as the pool of mortgage loans held by the issuing entity, and the purchase, sale and holding of mortgage pass-through certificates, such as the Offered Certificates, underwritten by [underwriter], provided that certain conditions set forth in the Exemption are satisfied. The depositor expects that the Exemption generally will apply to the Offered Certificates.

The Exemption sets forth five general conditions that must be satisfied for a transaction involving the purchase, sale and holding of the Offered Certificates to be eligible for exemptive relief. First, the acquisition of the Offered Certificates by a Plan must be on terms (including the price paid for the Offered Certificates) that are at least as favorable to the Plan as they would be in an arm’s-length transaction with an unrelated party. Second, the Offered Certificates at the time of acquisition by the Plan must be rated in one of the four highest generic rating categories by at least one NRSRO that meets the requirements of the Exemption (an “Exemption Rating Agency”). Third, the trustee cannot be an affiliate of any other member of the Restricted Group other than an underwriter. The “Restricted Group” consists of any underwriter, the depositor, the trustee, the master servicer, the special servicer, any sub-servicer, any entity that provides insurance or other credit support to the issuing entity and any borrower with respect to mortgage loans constituting more than 5% of the aggregate unamortized principal balance of the mortgage loans as of the date of initial issuance of the Offered Certificates, and any affiliate of any of the foregoing entities. Fourth, the sum of all payments made to and retained by the underwriters must represent

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not more than reasonable compensation for underwriting the Offered Certificates, the sum of all payments made to and retained by the depositor pursuant to the assignment of the mortgage loans to the issuing entity must represent not more than the fair market value of the mortgage loans and the sum of all payments made to and retained by the master servicer, the special servicer and any sub-servicer must represent not more than reasonable compensation for that person’s services under the PSA and reimbursement of the person’s reasonable expenses in connection therewith. Fifth, the investing Plan must be an accredited investor as defined in Rule 501(a)(1) of Regulation D under the Securities Act.

It is a condition of the issuance of the Offered Certificates that they have the ratings described above required by the Exemption and the depositor believes that each of the Rating Agencies qualifies as an Exemption Rating Agency. Consequently, the second general condition set forth above will be satisfied with respect to the Offered Certificates as of the Closing Date. As of the Closing Date, the third general condition set forth above will be satisfied with respect to the Offered Certificates. In addition, the depositor believes that the fourth general condition set forth above will be satisfied with respect to the Offered Certificates. A fiduciary of a Plan contemplating purchasing an Offered Certificate in the secondary market must make its own determination that, at the time of purchase, the Offered Certificates continue to satisfy the second general condition set forth above. A fiduciary of a Plan contemplating purchasing an Offered Certificate, whether in the initial issuance of the Offered Certificates or in the secondary market, must make its own determination that the first and fifth general conditions set forth above will be satisfied with respect to the related Offered Certificate.

The Exemption also requires that the issuing entity meet the following requirements: (1) the issuing entity must consist solely of assets of the type that have been included in other investment pools; (2) certificates in those other investment pools must have been rated in one of the four highest categories by at least one of the Exemption Rating Agencies for at least one year prior to the Plan’s acquisition of Offered Certificates; and (3) certificates in those other investment pools must have been purchased by investors other than Plans for at least one year prior to any Plan’s acquisition of Offered Certificates.

The depositor believes that the conditions to the applicability of the Exemption will generally be met with respect to the Offered Certificates, other than those conditions which are dependent on facts unknown to the depositor or which it cannot control, such as those relating to the circumstances of the Plan purchaser or the Plan fiduciary making the decision to purchase any such Offered Certificates.

If the general conditions of the Exemption are satisfied, the Exemption may provide an exemption from the restrictions imposed by Sections 406(a) and 407(a) of ERISA (as well as the excise taxes imposed by Code Sections 4975(a) and (b) by reason of Code Sections 4975(c)(1)(A) through (D)) in connection with (1) the direct or indirect sale, exchange or transfer of Offered Certificates in the initial issuance of certificates between the depositor or the underwriters and a Plan when the depositor, any of the underwriters, the trustee, the master servicer, the special servicer, a sub-servicer or a borrower is a Party in Interest or a Disqualified Person with respect to the investing Plan, (2) the direct or indirect acquisition or disposition in the secondary market of the Offered Certificates by a Plan and (3) the holding of Offered Certificates by a Plan. However, no exemption is provided from the restrictions of Sections 406(a)(1)(E), 406(a)(2) and 407 of ERISA for the acquisition or holding of an Offered Certificate on behalf of an “Excluded Plan” by any person who has discretionary authority or renders investment advice with respect to the assets of the Excluded Plan. For purposes of this prospectus, an “Excluded Plan” is a Plan sponsored by any member of the Restricted Group.

515

If certain specific conditions of the Exemption are also satisfied, the Exemption may provide an exemption from the restrictions imposed by Sections 406(b)(1) and (b)(2) of ERISA and the taxes imposed by Code Section 4975(c)(1)(E) in connection with (1) the direct or indirect sale, exchange or transfer of Offered Certificates in the initial issuance of certificates between the depositor or the underwriters and a Plan when the person who has discretionary authority or renders investment advice with respect to the investment of Plan assets in those certificates is (a) a borrower with respect to 5% or less of the fair market value of the mortgage loans or (b) an affiliate of that person, (2) the direct or indirect acquisition or disposition in the secondary market of Offered Certificates by a Plan and (3) the holding of Offered Certificates by a Plan.

Further, if certain specific conditions of the Exemption are satisfied, the Exemption may provide an exemption from the restrictions imposed by Sections 406(a), 406(b) and 407(a) of ERISA, and the taxes imposed by Code Sections 4975(a) and (b) by reason of Code Section 4975(c) for transactions in connection with the servicing, management and operation of the pool of mortgage loans.

A fiduciary of a Plan should consult with its counsel with respect to the applicability of the Exemption. The fiduciary of a plan not subject to ERISA or Code Section 4975, such as a governmental plan, should determine the need for and availability of exemptive relief under applicable Similar Law. A purchaser of an Offered Certificate should be aware, however, that even if the conditions specified in one or more exemptions are satisfied, the scope of relief provided by an exemption may not cover all acts which might be construed as prohibited transactions.

The sale of the Offered Certificates to a Plan is in no respect a representation or warranty by the depositor, the underwriters, the trustee, the certificate administrator, the special servicer or the master servicer that this investment meets any relevant legal requirements with respect to investments by Plans generally or any particular Plan, that the Exemption would apply to the acquisition of this investment by ERISA Plans in general or any particular ERISA Plan, or that this investment is appropriate for Plans generally or for any particular Plan.

Insurance Company General Accounts

Sections I and III of Prohibited Transaction Class Exemption (“PTCE”) 95-60 exempt from the application of the prohibited transaction provisions of Sections 406(a), 406(b) and 407(a) of ERISA and Code Section 4975 transactions in connection with the acquisition of a security (such as a certificate issued by the issuing entity) as well as the servicing, management and operation of a trust (such as the issuing entity) in which an insurance company general account has an interest as a result of its acquisition of certificates issued by the issuing entity, provided that certain conditions are satisfied. If these conditions are met, insurance company general accounts investing assets that are treated as assets of Plans would be allowed to purchase certain classes of certificates which do not meet the ratings requirements of the Exemption. All other conditions of the Exemption would have to be satisfied in order for PTCE 95-60 to be available. Before purchasing any class of Offered Certificates, an insurance company general account seeking to rely on Sections I and III of PTCE 95-60 should itself confirm that all applicable conditions and other requirements have been satisfied.

Section 401(c) of ERISA provides certain exemptive relief from the provisions of Part 4 of Title I of ERISA and Code Section 4975, including the prohibited transaction restrictions imposed by ERISA and the related excise taxes imposed by the Code, for transactions involving an insurance company general account. Pursuant to Section 401(c) of ERISA, the

516

DOL issued regulations (“401(c) Regulations”), to provide guidance for the purpose of determining, in cases where insurance policies supported by an insurance company’s general account are issued to or for the benefit of a Plan on or before December 31, 1998, which general account assets constitute Plan assets. Any assets of an insurance company general account which support insurance policies issued to a Plan after December 31, 1998 or issued to Plans on or before December 31, 1998 for which the insurance company does not comply with the 401(c) Regulations may be treated as Plan assets. In addition, because Section 401(c) of ERISA does not relate to insurance company separate accounts, separate account assets are still generally treated as Plan assets of any Plan invested in that separate account. Insurance companies contemplating the investment of general account assets in the Offered Certificates should consult with their counsel with respect to the applicability of Section 401(c) of ERISA.

Due to the complexity of these rules and the penalties imposed upon persons involved in prohibited transactions, it is particularly important that potential investors who are Plan fiduciaries or who are investing Plan assets consult with their counsel regarding the consequences under ERISA and the Code of their acquisition and ownership of certificates.

THE SALE OF OFFERED CERTIFICATES TO A PLAN IS IN NO RESPECT A REPRESENTATION BY THE DEPOSITOR OR ANY OF THE UNDERWRITERS THAT THIS INVESTMENT MEETS ANY RELEVANT LEGAL REQUIREMENTS WITH RESPECT TO INVESTMENTS BY PLANS GENERALLY OR ANY PARTICULAR PLAN, OR THAT THIS INVESTMENT IS APPROPRIATE FOR PLANS GENERALLY OR ANY PARTICULAR PLAN.

Legal Investment

[SPECIFY CLASSES] [None of the] classes of Offered Certificates will constitute “mortgage related securities” for purposes of the Secondary Mortgage Market Enhancement Act of 1984, as amended (“SMMEA”). Generally, the only classes of Offered Certificates which will qualify as “mortgage related securities” will be those that (1) are rated in one of the two highest rating categories by at least one nationally recognized statistical rating organization, as defined in Section 3(a)(62) of the Exchange Act (“NRSRO”); and (2) are part of a series evidencing interests in a trust consisting of loans originated by certain types of originators specified in SMMEA and secured by first liens on real estate.

Although Section 939(e) of the Dodd-Frank Act amended SMMEA, effective July 21, 2012, so as to require the SEC to establish creditworthiness standards by that date in substitution for the foregoing ratings test, the SEC has neither proposed nor adopted a rule establishing new creditworthiness standards for purposes of SMMEA as of the date of this prospectus. However, the SEC has issued a transitional interpretation (Release No. 34-67448 (effective July 20, 2012)), which provides that, until such time as final rules establishing new standards of creditworthiness become effective, the standard of creditworthiness for purposes of the definition of the term “mortgage related security” is a security that is rated in one of the two highest rating categories by at least one NRSRO. Depending on the standards of creditworthiness that are ultimately established by the SEC, it is possible that certain classes of Offered Certificates specified to be “mortgage related securities” for purposes of SMMEA may no longer qualify as such as of the time such new standards are effective.

The appropriate characterization of the Offered Certificates under various legal investment restrictions, and thus the ability of investors subject to those restrictions to purchase the Offered Certificates, are subject to significant interpretive uncertainties. We

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make no representation as to the proper characterization of the Offered Certificates for legal investment, financial institution regulatory, or other purposes, or as to the ability of particular investors to purchase any Offered Certificates under applicable legal investment restrictions. Further, any ratings downgrade of a class of Offered Certificates by an NRSRO to less than an “investment grade” rating (i.e., lower than the top four rating categories) may adversely affect the ability of an investor to purchase or retain, or otherwise impact the regulatory characteristics of, that class. The uncertainties described above (and any unfavorable future determinations concerning the legal investment or financial institution regulatory characteristics of the Offered Certificates) may adversely affect the liquidity and market value of the Offered Certificates.

Accordingly, if your investment activities are subject to legal investment laws and regulations, regulatory capital requirements, or review by regulatory authorities, you should consult with your own legal advisors in determining whether and to what extent the Offered Certificates constitute legal investments or are subject to investment, capital, or other regulatory restrictions.

The issuing entity will not be registered under the Investment Company Act of 1940, as amended. The issuing entity will be relying on an exclusion or exemption from the definition of “investment company” under the Investment Company Act of 1940, as amended contained in Section 3(c)(5) of the Investment Company Act of 1940, as amended, or Rule 3a-7 under the Investment Company Act of 1940, as amended, although there may be additional exclusions or exemptions available to the issuing entity. The issuing entity is being structured so as not to constitute a “covered fund” for purposes of the Volcker Rule under the Dodd-Frank Act.

Legal Matters

The validity of the certificates and material federal income tax matters will be passed upon for the depositor by Hogan Lovells Cadwalader US LLP. Certain legal matters will be passed upon for the underwriters by [________].

Ratings

It is a condition to their issuance that the Offered Certificates receive investment grade credit ratings from each of the [__] Rating Agencies.

We are not obligated to maintain any particular rating with respect to any class of rated Offered Certificates. Changes affecting the Mortgaged Properties, the Mortgage Loans, the parties to the PSA or other related persons may have an adverse effect on the ratings of the Offered Certificates, and thus on the liquidity, market value and regulatory characteristics of the Offered Certificates, although such adverse changes would not necessarily be an event of default under the applicable Mortgage Loan.

The ratings address the likelihood of full and timely receipt by the Certificateholders of all distributions of interest at the applicable Pass-Through Rate on the Offered Certificates to which they are entitled on each distribution date and the ultimate payment in full of the Certificate Balance of each class of Offered Certificates on a date that it not later than the Rated Final Distribution Date with respect to such class of certificates. The Rated Final Distribution Date will be the distribution date in [RATED FINAL DISTRIBUTION DATE]. See “Yield and Maturity Considerations” and “Pooling and Servicing Agreement—Advances”. Any ratings of each Offered Certificates should be evaluated independently from similar ratings on other types of securities.

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The ratings are not a recommendation to buy, sell or hold securities, a measure of asset value or an indication of the suitability of an investment, and may be subject to downgrade, withdrawal or qualification at any time by any Rating Agency. In addition, these ratings do not address: (a) the likelihood, timing, or frequency of prepayments (both voluntary and involuntary) and their impact on interest payments or the degree to which such prepayments might differ from those originally anticipated, (b) the possibility that a Certificateholder might suffer a lower than anticipated yield, (c) the likelihood of receipt of yield maintenance charges, prepayment charges, prepayment premiums, prepayment fees or penalties, default interest or post-anticipated repayment date additional interest, (d) the likelihood of experiencing any Prepayment Interest Shortfalls, an assessment of whether or to what extent the interest payable on any class of Offered Certificates may be reduced in connection with any Prepayment Interest Shortfalls, or of receiving Compensating Interest Payments, (e) the tax treatment of the Offered Certificates or effect of taxes on the payments received, (f) the likelihood or willingness of the parties to the respective documents to meet their contractual obligations or the likelihood or willingness of any party or court to enforce, or hold enforceable, the documents in whole or in part, (g) an assessment of the yield to maturity that investors may experience, (h) the likelihood, timing or receipt of any payments of interest to the holders of the Offered Certificates resulting from an increase in the interest rate on any Mortgage Loan in connection with a Mortgage Loan modification, waiver or amendment, (i) Excess Interest, or (j) other non-credit risks, including, without limitation, market risks or liquidity.

The ratings take into consideration the credit quality of the underlying Mortgaged Properties and the Mortgage Loans, structural and legal aspects associated with the Offered Certificates, and the extent to which the payment stream of the Mortgage Loans is adequate to make payments required under the Offered Certificates. However, as noted above, the ratings do not represent an assessment of the likelihood, timing or frequency of principal prepayments (both voluntary and involuntary) by the borrowers, or the degree to which such prepayments might differ from those originally anticipated. In general, the ratings address credit risk and not prepayment risk. Ratings are forward-looking opinions about credit risk and express an agency’s opinion about the ability and willingness of an issuer of securities to meet its financial obligations in full and on time. Ratings are not indications of investment merit. In addition, the ratings do not represent an assessment of the yield to maturity that investors may experience or the possibility that investors might not fully recover their initial investment in the event of delinquencies or defaults or rapid prepayments on the Mortgage Loans (including both voluntary and involuntary prepayments) or the application of any realized losses. In the event that holders of such certificates do not fully recover their investment as a result of rapid principal prepayments on the Mortgage Loans, all amounts “due” to such holders will nevertheless have been paid, and such result is consistent with the ratings assigned to such certificates. As indicated in this prospectus, holders of the certificates with Notional Amounts are entitled only to payments of interest on the related Mortgage Loans. If the Mortgage Loans were to prepay in the initial month, with the result that the holders of the certificates with Notional Amounts receive only a single month’s interest and therefore, suffer a nearly complete loss of their investment, all amounts “due” to such holders will nevertheless have been paid, and such result is consistent with the rating received on those certificates. The Notional Amounts of the certificates with Notional Amounts on which interest is calculated may be reduced by the allocation of realized losses and prepayments, whether voluntary or involuntary. The ratings do not address the timing or magnitude of reductions of such Notional Amount, but only the obligation to pay interest timely on the Notional Amount, as so reduced from time to time. Therefore, the ratings of the certificates with Notional Amounts should be evaluated independently from similar ratings on other types of securities. See “Risk Factors—Other

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Risks Relating to the Certificates—Your Yield May Be Affected by Defaults, Prepayments and Other Factors” and “Yield and Maturity Considerations”.

Although the depositor will prepay fees for ongoing rating surveillance by certain of the Rating Agencies, the depositor has no obligation or ability to ensure that any Rating Agency performs ratings surveillance. In addition, a Rating Agency may cease ratings surveillance if the information furnished to that Rating Agency is insufficient to allow it to perform surveillance.

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Index of Defined Terms

1
17g-5 Information Provider	320
1986 Act	491
1996 Act	470
3
30/360 Basis	209, 356
4
401(c) Regulations	517
A
AB Control Appraisal Period	231
AB Intercreditor Agreement	227
AB Major Decisions	231
AB Material Event of Default	227
AB Modified Loan	367
AB Mortgage Loan	226
AB Whole Loan	226
Accelerated Mezzanine Loan Lender	313
Acceptable Insurance Default	371
Acting General Counsel’s Letter	160
Actual/360 Basis	209, 345
Actual/360 Loans	345
ADA	473
Additional Exclusions	371
Administrative Cost Rate	296
ADR	173
Advances	340
Affiliate Debt	221
Affirmative Asset Review Vote	414
Annual Debt Service	173
Anticipated Repayment Date	209
Appraisal Reduction Amount	363

Appraisal Reduction Event	362
Appraised Value	173
Appraised-Out Class	368
ARD Loans	209
Assessment of Compliance Report	444
Asset Representations Reviewer Fee	361
Asset Representations Reviewer Termination Event	419
Asset Review	416
Asset Review Notice	414
Asset Review Quorum	414
Asset Review Report	417
Asset Review Standard	416
Asset Review Trigger	412
Asset Review Vote Election	414
Asset Status Report	379
Assumed Certificate Coupon	278
Assumed Final Distribution Date	304
Assumed Scheduled Payment	298
Attestation Report	444
Available Funds	292
B
Balloon [or ARD Payment]	178
Balloon [or ARD] LTV Ratio	177
Balloon Balance	174
Bankruptcy Code	462
Beds	184, 186
Borrower Party	312
Borrower Party Affiliate	312
B-Piece Buyer	273, 275
BRRD	161
C
C(WUMP)O	21
Cash Flow Analysis	174
CERCLA	470

521

Certificate Administrator/Trustee Fee	360
Certificate Administrator/Trustee Fee Rate	361
Certificate Balance	287
Certificate Owners	323
Certificateholder	314
Certificateholder Quorum	422
Certificateholder Repurchase Request	434
Class [A] Percentage Interest	287
Class [A] Trust Component	287
Class [A]-Exchange Percentage Interest	287
Class [B] Percentage Interest	287
Class [B] Trust Component	288
Class [B]-Exchange Percentage Interest	288
Class [C] Percentage Interest	288
Class [C] Trust Component	288
Class [C]-Exchange Percentage Interest	288
Class [EC] Component	288
Class [EC] Component [A]	288
Class [EC] Component [B]	288
Class [EC] Component [C]	288
Clearstream	322
Clearstream Participants	324
Closing Date	173
CMBS	166
Code	164
Collateral Deficiency Amount	367
Collection Account	343
Collection Period	293
Communication Request	326
Companion Distribution Account	344
Companion Holder	222

Companion Loan	171
Compensating Interest Payment	305
Constant Prepayment Rate	481
Constraining Level	277
Consultation Termination Event	395
Control Eligible Certificates	390
Control Note	222
Control Termination Event	395
Controlling Class	390
Controlling Class Certificateholder	390
Corrected Loan	379
CPP	482
CPR	481
CPY	481
Credit Lease	203
Credit Lease Assignment	203
Credit Lease Default	204
Credit Lease Loans	203
Credit Lease Property	203
CREFC®	310
CREFC® Intellectual Property Royalty License Fee	362
CREFC® Intellectual Property Royalty License Fee Rate	362
CREFC® Investor Reporting Package	349
CREFC® Reports	309
Cross-Over Date	295
Cumulative Appraisal Reduction Amount	367
Cure/Contest Period	417
Cut-off Date	171
Cut-off Date Balance	175
Cut-off Date Loan-to-Value Ratio	176
Cut-off Date LTV Ratio	176
D
Debt Service Coverage Ratio	177
Defaulted Loan	386
Defaulted Purchase Price	232

522

Defeasance Deposit	213
Defeasance Loans	212
Defeasance Lock-Out Period	212
Defeasance Option	213
Definitive Certificate	322
Delegated Directive	18
Delinquent Loan	414
Depositaries	322
Determination Date	291
Diligence File	329
Directing Certificateholder	389
DISC	18
Disclosable Special Servicer Fees	360
Discount Yield	277
Dispute Resolution Consultation	436
Dispute Resolution Cut-off Date	436
Distribution Accounts	344
Distribution Date	291
Dodd-Frank Act	167
DOL	514
DSCR	177
DTC	322
DTC Participants	322
DTC Rules	324
Due Date	208, 293
E
EDGAR	512
EEA	17
Effective Gross Income	174
Eligible Asset Representations Reviewer	418
Eligible Operating Advisor	407
Enforcing Party	434
Enforcing Servicer	434
ERISA	513
ESA	198
EU PRIIPS Regulation	17
EU Prospectus Regulation	17
EU Qualified Investor	17
EU Retail Investor	17
EU SECURITIZATION REGULATION	21
Euroclear	322

Euroclear Operator	324
Euroclear Participants	324
EUWA	18
Exception Schedules	284
Excess Interest	289
Excess Interest Distribution Account	345
Excess Modification Fee Amount	357
Excess Modification Fees	355
Excess Prepayment Interest Shortfall	306
Exchange Act	237
Exchange Date	290
Exchangeable Certificates	286
Exchangeable Distribution Account	345
Exchangeable Proportion	289
Excluded Controlling Class Holder	318
Excluded Controlling Class Loan	313
Excluded Information	313
Excluded Loan	313
Excluded Plan	515
Excluded Special Servicer	422
Excluded Special Servicer Loan	422
Exemption	514
Exemption Rating Agency	514
F
FATCA	506
FCA HANDBOOK	18
FDIA	158
FDIC	159
FIEL	23
Final Asset Status Report	381, 401
Final Dispute Resolution Election Notice	436
Final Major Decision Reporting Package	394
Financial Promotion Order	19
Financing Affiliates	475

523

FIRREA	162
Fixed Interest Distribution	452
Floating Rate Account	451
FPO Persons	19
G
Gain-on-Sale Reserve Account	345
Garn Act	472
GLA	177
Grantor Trust	289, 489
H
HSTP Act	81
I
IDOT	113
Indirect Participants	323
Initial Pool Balance	171
Initial Rate	209
Initial Requesting Certificateholder	434
In-Place Cash Management	177
Institutional Investor	22
Insurance and Condemnation Proceeds	343
Intercreditor Agreement	222
Interest Accrual Amount	297
Interest Accrual Period	297
Interest Distribution Amount	296
Interest Reserve Account	344
Interest Shortfall	297
Interested Person	387
Interest-Only Expected Price	280
Interpolated Yield	276, 279
Investor Certification	313
Investor Registry	320
J
Japanese Retention Requirement	23
JFSA	23
JRR Rule	23

Junior Note Percentage Interest	228
Junior Note Relative Spread	229
L
Lease Enhancement Policy	204
Lease Enhancement Policy Loans	204
Liquidation Fee	357
Liquidation Proceeds	344
Loan Per Unit	177
Loan Specific Directing Certificateholder	227
Loan Specific REMIC Distribution Account	344
Loan-Specific Directing Holder	390
Loss of Value Payment	331
Lower-Tier Regular Interests	488
Lower-Tier REMIC	488
Lower-Tier REMIC Distribution Account	344
Lower-Tier REMICs	289
LTV Ratio	175
LTV Ratio at Maturity [or ARD]	177
LTV Ratio at Maturity or Anticipated Repayment Date	177
M
MAI	333
Major Decision	231, 391
MAS	22
Master Servicer Remittance Date	339
Material Defect	329
Maturity Date Balloon [or ARD Payment]	178
MIFID II	17
MLPA	327
Modification Fees	355
Monthly Rental Payments	203
Mortgage	172
Mortgage File	327
Mortgage Loans	171
Mortgage Note	172
Mortgage Pool	171

524

Mortgage Rate	296
Mortgaged Property	172
mortgages	456
N
Natixis	239
Natixis, New York Branch	25, 248
Natixis, New York Branch Data Tape	250
Natixis, New York Branch Deal Team	250
Natixis, New York Branch Mortgage Loans	249
Net Mortgage Rate	296
Net Operating Income	178
NI 33-105	24
NNYB Qualification Criteria	252
NOI Date	178
Non-Control Note	223
Nonrecoverable Advance	341
Non-Serviced Asset Representations Reviewer	234
Non-Serviced Certificate Administrator	234
Non-Serviced Certificateholders.	234
Non-Serviced Companion Loan	233
Non-Serviced Depositor	234
Non-Serviced Directing Certificateholder	235
Non-Serviced Intercreditor Agreement	233
Non-Serviced Master Servicer	234
Non-Serviced Mortgage Loan	233
Non-Serviced Operating Advisor	234
Non-Serviced PSA	234
Non-Serviced Securitization Trust	235
Non-Serviced Special Servicer	234

Non-Serviced Trustee	234
Non-Serviced Whole Loan	233
Notional Amount	288
NRA	178
NREC	239
NREC Data Tape	241
NREC Deal Team	240
NREC Mortgage Loans	240
NRSRO	312, 517
NRSRO Certification	314
O
Occupancy As Of Date	179
Occupancy Rate	178
Offered Certificates	286
OID Regulations	492
OLA	160
Operating Advisor Consultation Event	395
Operating Advisor Consulting Fee	361
Operating Advisor Expenses	361
Operating Advisor Fee	361
Operating Advisor Fee Rate	361
Operating Advisor Standard	402, 405
Operating Advisor Termination Event	409
P
P&I Advance	339
Pads	186
Pari Passu Companion Loan	171
Pari Passu Mortgage Loan	222
Pari Passu Serviced Intercreditor Agreement	223
Participants	322
Parties in Interest	513
partnership representative	508
Pass-Through Rate	295
Patriot Act	474
Percentage Interest	291
Periodic Payments	292
Permitted Investments	291, 346

525

Permitted Special Servicer/Affiliate Fees	360
PIPs	96, 199
Plans	513
POATRS	18
Pooled Certificates	286
Preliminary Dispute Resolution Election Notice	436
Prepayment Assumption	493
Prepayment Interest Excess	305
Prepayment Interest Shortfall	305
Prepayment Provisions	179
Primary Term	203
Prime Rate	343
Principal Balance Certificates	286
Principal Distribution Amount	297
Principal Shortfall	299
Privileged Information	408
Privileged Information Exception	409
Privileged Person	311
Professional Investors	21
Prohibited Prepayment	306
Promotion of Collective Investment Schemes Exemptions Order	19
Proposed Course of Action	435
Proposed Course of Action Notice	435
Prospectus	21
PSA	285
PTCE	516
Purchase Price	331
Q
Qualified Replacement Special Servicer	423
Qualified Substitute Mortgage Loan	332
R
RAC No-Response Scenario	442
Random Lot Certificates	492

Rated Final Distribution Date	304
Rating Agencies	443
Rating Agency Confirmation	442
Rating Agency Trigger Event	452
REA	75
Realized Loss	308
REC	198
Record Date	291
Recovered Costs	229
Registration Statement	512
Regular Certificates	286
Regular Interestholder	492
Regular Interests	488
Regulation AB	445
Reimbursement Rate	343
Related Proceeds	342
Release Date	213
relevant institutions	161
Relevant Investor	22
Relevant Persons	19
Relief Act	473
Remaining Term to Maturity or ARD	180
REMIC	488
REMIC Regulations	488
REO Account	345
REO Loan	299
REO Property	379
Requesting Certificateholder	436
Requesting Holders	368
Requesting Investor	326
Requesting Party	441
Requirements	474
Residual Certificates	286
Resolution Authorities	161
Resolution Failure	434
Resolved	434
Restricted Group	514
Restricted Party	409
Review Materials	414
Revised Rate	209
RevPAR	180
Risk Retention Consultation Party	398
Rooms	184, 186
Rule 17g-5	315

526

S
Scheduled Certificate Interest Payments	279
Scheduled Certificate Principal Payments	275
Scheduled Principal Distribution Amount	298
SEC	237
Securities Act	444
Securitization Accounts	345
Senior Certificates	286
Senior Note Percentage Interest	229
Senior Note Relative Spread	229
Serviced AB Whole Loan	226
Serviced Companion Loan	226
Serviced Pari Passu Companion Loan	223
Serviced Pari Passu Mortgage Loan	223
Serviced Pari Passu Whole Loan	223
Serviced Whole Loans	226
Servicer Termination Event	426
Servicing Advances	340
Servicing Fee	354
Servicing Fee Rate	354
Servicing Standard	337
SF	180
SFA	22
SFO	21
Significance Percentage	454
Similar Law	513
SMMEA	517
SOFR	126
Special Servicing Fee	356
Special Servicing Fee Rate	356
Specially Serviced Loan	377
Sq. Ft.	180
Square Feet	180
SRB	161
SSM	161
Startup Day	489

Stated Principal Balance	299
Structured Product	21
Structuring Assumptions	482
Subordinate Certificates	286
Subordinate Companion Loan	171
Subordinate Companion Loan REMIC	289, 488
Subordinate Companion Loan REMIC Regular Interests	488
Sub-Servicing Agreement	338
Swap Contract	451
Swap Counterparty	451
Swap Default	453
Swap Notional Amount	452
Swap Premium	501
Swap-Priced Expected Price	278
Swap-Priced Principal Balance Certificates	275
T
T-12	180
Target Price	278
Tenant	203
Term to Maturity	180
Terms and Conditions	325
Tests	416
Title IV Financial Aid	72
Title V	472
Total Operating Expenses	174
Tranche Percentage Interest	289
TRIA	105
Trust Component	287
Trust REMICs	289, 488
Trust Subordinate Companion Loan	171, 226
TTM	180
U
U.S. Person	505
U/W DSCR	177
U/W Expenses	180

527

U/W NCF	181
U/W NCF Debt Yield	183
U/W NCF DSCR	177
U/W NOI	183
U/W NOI Debt Yield	184
U/W NOI DSCR	184
U/W Revenues	184
UCC	457
UK	18
UK MIFIR Product Governance Rules	19
UK QUALIFIED INVESTOR	18
UK Retail Investor	18
UK SECURITIZATION REGULATION	21
Underwriter Entities	132
Underwriting Agreement	509
Underwritten Debt Service Coverage Ratio	177
Underwritten Expenses	180
Underwritten NCF	181
Underwritten NCF Debt Yield	183
Underwritten Net Cash Flow	181
Underwritten Net Cash Flow Debt Service Coverage Ratio	183
Underwritten Net Operating Income	183
Underwritten Net Operating Income Debt Service Coverage Ratio	184
Underwritten NOI	183

Underwritten NOI Debt Yield	184
Underwritten Revenues	184, 185
Units	184, 186
Unscheduled Principal Distribution Amount	298
Unsolicited Information	416
Upper-Tier REMIC	289, 488
Upper-Tier REMIC Distribution Account	344
UW NCF DSCR	183
V
variable rate	496
Volcker Rule	167
Voting Rights	321
W
WAC Rate	295
Weighted Average Mortgage Rate	185, 186
Whole Loan	171
Withheld Amounts	345
Workout Fee	357
Workout Fee Rate	357
Workout-Delayed Reimbursement Amount	343
Y
Yield-Priced Certificates	275
Yield-Priced Expected Price	281

528

ANNEX A-1

CERTAIN CHARACTERISTICS OF THE MORTGAGE LOANS
AND MORTGAGED PROPERTIES
[(SCHEDULE AL)]

Mortgage Loan Number	Property Name	Mortgage Loan Seller	Cross Collateralized and Cross Defaulted Loan Flag	Address	City	State	Zip Code	General Property Type	Specific Property Type

A-1-1

“Year Built”	“Year Renovated”	Number of Units	Unit of Measure	Cut-off Date Balance Per Unit/SF	Original Balance ($)	Cut-off Date Balance ($)	“% of Aggregate Cut-off Date Balance”	Maturity Date [or ARD Balloon Payment] ($)	[ARD Loan]

A-1-2

Origination Date	First Pay Date	Last IO Pay Date	First P&I Pay Date	Maturity Date [or Anticipated Repayment Date]	[ARD Loan Maturity Date]	Gross Mortgage Rate	Trust Advisor Fee Rate	Certificate Administrator/Trustee Fee Rate	Servicing Fee

A-1-3

CREFC® IP Royalty License Fee Rate	Net Mortgage Rate	Administrative Cost Rate	Interest Accrual Method	Monthly P&I Payment ($)	Amortization Type	Interest Accrual Method During IO	Original Term to Maturity [or ARD] (Mos.)	Remaining Term to Maturity [or ARD] (Mos.)	“Original IO Period (Mos.)”	“Remaining IO Period (Mos.)”

A-1-4

Original Amort Term (Mos.)	Remaining Amort Term (Mos.)	Seasoning	Prepayment Provisions	Grace Period Default (Days)	Grace Period Late (Days)	Appraised Value ($)	Appraisal Date	Coop -Rental Value	Coop - LTV as Rental

A-1-5

Coop - Unsold Percent	Coop - Sponsor Units	Coop - Investor Units	Coop - Coop Units	Coop - Sponsor Carry	Coop - Committed Secondary Debt	“U/W NOI DSCR (x)”	“U/W NCF DSCR (x)”	Cut-off Date LTV Ratio	LTV Ratio at Maturity [or ARD]

A-1-6

Cut-off Date U/W NOI Debt Yield	Cut-off Date U/W NCF Debt Yield	“U/W Revenues ($)”	“U/W Expenses ($)”	U/W Net Operating Income ($)	“U/W Replacement ($)”	“U/W TI/LC ($)”	“U/W Net Cash Flow ($)”	Occupancy Rate	Occupancy as-of Date

A-1-7

U/W Hotel ADR	U/W Hotel RevPAR	Most Recent Period	Most Recent Revenues ($)	Most Recent Expenses ($)	“Most Recent NOI ($)”	Most Recent Capital Expenditures	Most Recent NCF ($)	Most Recent Hotel ADR	Most Recent Hotel RevPAR

A-1-8

Second Most Recent Period	Second Most Recent Revenues ($)	Second Most Recent Expenses ($)	Second Most Recent NOI ($)	Second Most Recent Capital Expenditures	Second Most Recent NCF ($)	Second Most Recent Hotel ADR	Second Most Recent Hotel RevPAR	Third Most Recent Period	Third Most Recent Revenues ($)

A-1-9

Third Most Recent Expenses ($)	Third Most Recent NOI ($)	Third Most Recent Capital Expenditures	Third Most Recent NCF ($)	Third Most Recent Hotel ADR	Third Most Recent Hotel RevPAR	Master Lease (Y/N)	Largest Tenant Name	Largest Tenant Sq. Ft.	“Largest Tenant % of NRA”

A-1-10

Largest Tenant Exp. Date	2nd Largest Tenant Name	2nd Largest Tenant Sq. Ft.	“2nd Largest Tenant % of NRA”	2nd Largest Tenant Exp. Date	3rd Largest Tenant Name	3rd Largest Tenant Sq. Ft.	“3rd Largest Tenant % of NRA”	3rd Largest Tenant Exp. Date	4th Largest Tenant Name

A-1-11

4th Largest Tenant Sq. Ft.	“4th Largest Tenant % of NRA”	4th Largest Tenant Exp. Date	5th Largest Tenant Name	5th Largest Tenant Sq. Ft.	“5th Largest Tenant % of NRA”	5th Largest Tenant Exp. Date	Engineering Report Date	Environmental Report Date (Phase I)	Environmental Report Date (Phase II)

A-1-12

Seismic Report Date	Seismic PML %	Seismic Insurance Required (Y/N)	Terrorism Insurance (Y/N)	Loan Purpose	Engineering Escrow / Deferred Maintenance ($)	Tax Escrow (Initial)	Monthly Tax Escrow ($)	Tax Escrow - Cash or LoC	Tax Escrow - LoC Counterparty

A-1-13

Insurance Escrow (Initial)	Monthly Insurance Escrow ($)	Insurance Escrow - Cash or LoC	Insurance Escrow - LoC Counterparty	Upfront Replacement Reserve ($)	Monthly Replacement Reserve ($)	Replacement Reserve Cap ($)	Replacement Reserve Escrow - Cash or LoC	Replacement Reserve Escrow - LoC Counterparty	Upfront TI/LC Reserve ($)

A-1-14

Monthly TI/LC Reserve ($)	TI/LC Reserve Cap ($)	TI/LC Escrow - Cash or LoC	TI/LC Escrow - LoC Counterparty	Debt Service Escrow (Initial) ($)	Debt Service Escrow (Monthly) ($)	Debt Service Escrow - Cash or LoC	Debt Service Escrow - LoC Counterparty	Other Escrow I Reserve Description	Other Escrow I (Initial) ($)

A-1-15

Other Escrow I Cap ($)	Other Escrow I Escrow - Cash or LoC	Other Escrow I - LoC Counterparty	Other Escrow II Reserve Description	Other Escrow II (Initial) ($)	Other Escrow II (Monthly) ($)	Other Escrow II Cap ($)	Other Escrow II Escrow - Cash or LoC	Other Escrow II - LoC Counterparty	Holdback

A-1-16

Ownership Interest	Ground Lease Initial Expiration Date	Annual Ground Rent Payment	Annual Ground Rent Increases	Lockbox	Whole Loan Cut-off Date Balance ($)	Whole Loan Debt Service ($)	Subordinate Secured Debt Original Balance ($)	Subordinate Secured Debt Cut-off Date Balance ($)	Whole Loan U/W NOI DSCR (x)

A-1-17

Whole Loan U/W NCF DSCR (x)	Whole Loan Cut-off Date LTV Ratio	Whole Loan Cut-off Date U/W NOI Debt Yield	Whole Loan Cut-off Date U/W NCF Debt Yield	Mezzanine Debt Cut-off Date Balance($)	Sponsor	Affiliated Sponsors	Mortgage Loan Number

A-1-18

Reporting Period Start	Reporting Period End	Securitization Interest Rate	Interest Rate Type	Primary Servicer	Payment Frequency	Payment Type	Interest-Only (Y/N)	ARM (Y/N)	[ARM Index]

A-1-19

[ARM First Rate Adjustment Date]	[ARM First Rate Payment Adjustment Date]	[ARM Margin]	[ARM Lifetime Cap]	[ARM Rate Increase Limit]	[ARM Rate Decrease Limit]	[ARM Pay Adjustment Max ($/%)]	[ARM Rate Reset]	[ARM Pay Reset]	[ARM Index Look Back]

A-1-20

Balloon (Y/N)	Original Interest- Only Period	Most Recent TTM Operating Statements End Date	Underwriting Criteria Met (Y/N)	Lease Rollover Review Date	Property Status	Deferred Interest Cumulative	Deferred Interest Collected	Workout Strategy	Modification (Y/N)

A-1-21

[Date of Modification]	[Modification Code]	[Post Modification Code]	[Post Modification Payment ($)]	[Post Modification Maturity Date]	[Post Modification Amortization Period]	[Special Servicer Transfer Date]	[Master Servicer Transfer Date]	Repurchase Demand (Yes/No)	[Status of Repurchase Demand]

A-1-22

[Repurchase Amount]	[Demand Resolution Date]	[Repurchaser]	[Post Modification Payment ($)]	[Repurchase Reason]	[Underwriting Exception]	Qualifying CRE Loan (Y/N)	Revised Rate
A-1-23

FOOTNOTES TO ANNEX A-1

(1)	[“NREC” denotes Natixis Real Estate Capital LLC, as mortgage loan seller]/[“Natixis, New York Branch” denotes Natixis, New York Branch, as mortgage loan seller] [INCLUDE OTHER MORTGAGE LOAN SELLERS]

[INCLUDE OTHER FOOTNOTES TO EXPLAIN PARTICULAR UNIQUE LOAN OR PROPERTY ITEMS AS APPROPRIATE]

A-1-24

ANNEX A-2

MORTGAGE POOL INFORMATION (TABLES)

Trust Cut-off Date Balances

Trust Cut-off Date Balances	Number of Mortgage Loans	Aggregate Cut-off Date Balance	% of Initial Pool Balance	Weighted Averages
				Mortgage Rate	Stated Remaining Term (Mos.)(1)	U/W NCF DSCR(2)	U/W NOI DY(2)	Cut-off Date LTV Ratio(2)(3)	LTV Ratio at Maturity[/ARD](1)(2)(3)
$[________] - $[________]	[__]	$[________]	[__]%	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
$[________] - $[________]	[__]	[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
$[________] - $[________]	[__]	[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
$[________] - $[________]	[__]	[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
$[________] - $[________]	[__]	[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
Total / Wtd. Avg:	[__]	$[________]	[__]%	[__]%	[__]	[__]x	[__]%	[__]%	[__]%

Mortgage Rates

Mortgage Rates	Number of Mortgage Loans	Aggregate Cut-off Date Balance	% of Initial Pool Balance	Weighted Averages
				Mortgage Rate	Stated Remaining Term (Mos.)(1)	U/W NCF DSCR(2)	U/W NOI DY(2)	Cut-off Date LTV Ratio(2)(3)	LTV Ratio at Maturity[/ARD](1)(2)(3)
[___]% - [___]%	[__]	$[________]	[__]%	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
[___]% - [___]%	[__]	[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
[___]% - [___]%	[__]	[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
[___]% - [___]%	[__]	[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
[___]% - [___]%	[__]	[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
Total / Wtd. Avg:	[__]	$[________]	[__]%	[__]%	[__]	[__]x	[__]%	[__]%	[__]%

A-2-1

Original Term to Maturity[/ARD] in Months(1)

Original Term to Maturity[/ARD] in Months	Number of Mortgage Loans	Aggregate Cut-off Date Balance	% of Initial Pool Balance	Weighted Averages
				Mortgage Rate	Stated Remaining Term (Mos.)(1)	U/W NCF DSCR(2)	U/W NOI DY(2)	Cut-off Date LTV Ratio(2)(3)	LTV Ratio at Maturity[/ARD](1)(2)(3)
[__]	[__]	$[________]	[__]%	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
[__]	[__]	[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
[__]	[__]	[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
Total / Wtd. Avg:	[__]	$[________]	[__]%	[__]%	[__]	[__]x	[__]%	[__]%	[__]%

Remaining Term to Maturity[/ARD] in Months(1)

Remaining Term to Maturity[/ARD] in Months	Number of Mortgage Loans	Aggregate Cut-off Date Balance	% of Initial Pool Balance	Weighted Averages
				Mortgage Rate	Stated Remaining Term (Mos.)(1)	U/W NCF DSCR(2)	U/W NOI DY(2)	Cut-off Date LTV Ratio(2)(3)	LTV Ratio at Maturity[/ARD](1)(2)(3)
[__] - [__]	[__]	$[________]	[__]%	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
[__] - [__]	[__]	[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
Total / Wtd. Avg:	[__]	$[________]	[__]%	[__]%	[__]	[__]x	[__]%	[__]%	[__]%

Original Amortization Term in Months

Original Amortization Term in Months	Number of Mortgage Loans	Aggregate Cut-off Date Balance	% of Initial Pool Balance	Weighted Averages
				Mortgage Rate	Stated Remaining Term (Mos.)(1)	U/W NCF DSCR(2)	U/W NOI DY(2)	Cut-off Date LTV Ratio(2)(3)	LTV Ratio at Maturity[/ARD](1)(2)(3)
Interest Only	[__]	$[________]	[__]%	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
[__]	[__]	[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
[__]	[__]	[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
[__]	[__]	[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
Total / Wtd. Avg:	[__]	$[________]	[__]%	[__]%	[__]	[__]x	[__]%	[__]%	[__]%

A-2-2

Remaining Amortization Term in Months

Remaining Amortization Term in Months	Number of Mortgage Loans	Aggregate Cut-off Date Balance	% of Initial Pool Balance	Weighted Averages
				Mortgage Rate	Stated Remaining Term (Mos.)(1)	U/W NCF DSCR(2)	U/W NOI DY(2)	Cut-off Date LTV Ratio(2)(3)	LTV Ratio at Maturity[/ARD](1)(2)(3)
Interest- Only	[__]	$[________]	[__]%	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
[__] - [__]	[__]	$[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
[__] - [__]	[__]	[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
[__] - [__]	[__]	[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
Total / Wtd. Avg:	[__]	$[________]	[__]%	[__]%	[__]	[__]x	[__]%	[__]%	[__]%

Amortization Types

Amortization Types	Number of Mortgage Loans	Aggregate Cut-off Date Balance	% of Initial Pool Balance	Weighted Averages
				Mortgage Rate	Stated Remaining Term (Mos.)(1)	U/W NCF DSCR(2)	U/W NOI DY(2)	Cut-off Date LTV Ratio(2)(3)	LTV Ratio at Maturity[/ARD](1)(2)(3)
IO-Balloon	[__]	$[________]	[__]%	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
Interest Only	[__]	[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
Balloon	[__]	[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
[ARD-Interest Only	[__]	[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
ARD-IO-Balloon(4)	[__]	[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%]
Total / Wtd. Avg:	[__]	$[________]	[__]%	[__]%	[__]	[__]x	[__]%	[__]%	[__]%

Partial Interest-Only Periods

Partial Interest Only Periods	Number of Mortgage Loans	Aggregate Cut-off Date Balance	% of Initial Pool Balance	Weighted Averages
				Mortgage Rate	Stated Remaining Term (Mos.)(1)	U/W NCF DSCR(2)	U/W NOI DY(2)	Cut-off Date LTV Ratio(2)(3)	LTV Ratio at Maturity[/ARD](1)(2)(3)
[__] - [__]	[__]	$[________]	[__]%	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
[__] - [__]	[__]	$[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
[__] - [__]	[__]	[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
[__] - [__]	[__]	[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
Total / Wtd. Avg:	[__]	$[________]	[__]%	[__]%	[__]	[__]x	[__]%	[__]%	[__]%

A-2-3

Underwritten Net Cash Flow Debt Service Coverage Ratios(2)

Underwritten Net Cash Flow Debt Service Coverage Ratios	Number of Mortgage Loans	Aggregate Cut-off Date Balance	% of Initial Pool Balance	Weighted Averages
				Mortgage Rate	Stated Remaining Term (Mos.)(1)	U/W NCF DSCR(2)	U/W NOI DY(2)	Cut-off Date LTV Ratio(2)(3)	LTV Ratio at Maturity[/ARD](1)(2)(3)
[__]x - [__]x	[__]	$[________]	[__]%	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
[__]x - [__]x	[__]	[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
[__]x - [__]x	[__]	[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
[__]x - [__]x	[__]	[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
[__]x - [__]x	[__]	[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
[__]x - [__]x	[__]	[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
[__]x - [__]x	[__]	[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
Total / Wtd. Avg:	[__]	$[________]	[__]%	[__]%	[__]	[__]x	[__]%	[__]%	[__]%

Cut-off Date LTV Ratios(2)(3)

Cut-off Date LTV Ratios	Number of Mortgage Loans	Aggregate Cut-off Date Balance	% of Initial Pool Balance	Weighted Averages
				Mortgage Rate	Stated Remaining Term (Mos.)(1)	U/W NCF DSCR(2)	U/W NOI DY(2)	Cut-off Date LTV Ratio(2)(3)	LTV Ratio at Maturity[/ARD](1)(2)(3)
[__]% - [__]%	[__]	$[________]	[__]%	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
[__]% - [__]%	[__]	$[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
[__]% - [__]%	[__]	[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
[__]% - [__]%	[__]	[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
Total / Wtd. Avg:	[__]	$[________]	[__]%	[__]%	[__]	[__]x	[__]%	[__]%	[__]%

LTV Ratio at Maturity[/ARD](1)(2)(3)

Maturity Date[/ARD] LTV Ratios	Number of Mortgage Loans	Aggregate Cut-off Date Balance	% of Initial Pool Balance	Weighted Averages
				Mortgage Rate	Stated Remaining Term (Mos.)(1)	U/W NCF DSCR(2)	U/W NOI DY(2)	Cut-off Date LTV Ratio(2)(3)	LTV Ratio at Maturity[/ARD](1)(2)(3)
[__]% - [__]%	[__]	$[________]	[__]%	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
[__]% - [__]%	[__]	[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
[__]% - [__]%	[__]	[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
[__]% - [__]%	[__]	[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
[__]% - [__]%	[__]	[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
[__]% - [__]%	[__]	[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
Total / Wtd. Avg:	[__]	$[________]	[__]%	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
A-2-4

Type of Mortgaged Properties

Property Type	Number of Mortgaged Properties	Aggregate Cut-off Date Balance	% of Initial Pool Balance	Weighted Averages
				Occupancy	U/W NCF DSCR(2)	U/W NOI DY(2)	Cut-off Date LTV Ratio(2)(3)	LTV Ratio at Maturity[/ARD](1)(2)(3)
[Retail]
[Super Regional Mall]	[__]	$[________]	[__]%	[__]%	[__]x	[__]%	[__]%	[__]%
[Freestanding]	[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
[Anchored]	[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
[Regional Mall]	[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
[Outlet Center]	[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
[Shadow Anchored]	[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
[Single Tenant]	[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
Subtotal:	[__]	$[________]	[__]%	[__]%	[__]x	[__]%	[__]%	[__]%
[Multifamily]
[Garden]	[__]	$[________]	[__]%	[__]%	[__]x	[__]%	[__]%	[__]%
[Student]	[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
Subtotal:	[__]	$[________]	[__]%	[__]%	[__]x	[__]%	[__]%	[__]%
[Hotel]
[Full Service]	[__]	$[________]	[__]%	[__]%	[__]x	[__]%	[__]%	[__]%
[Extended Stay]	[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
[Limited Service]	[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
Subtotal:	[__]	$[________]	[__]%	[__]%	[__]x	[__]%	[__]%	[__]%
[Office]
[CBD]	[__]	$[________]	[__]%	[__]%	[__]x	[__]%	[__]%	[__]%
[Medical]	[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
Subtotal:	[__]	$[________]	[__]%	[__]%	[__]x	[__]%	[__]%	[__]%
[Self-Storage]	[__]	$[________]	[__]%	[__]%	[__]x	[__]%	[__]%	[__]%
[Mixed Use]
[Office/Retail/Parking]	[__]	$[________]	[__]%	[__]%	[__]x	[__]%	[__]%	[__]%
[Industrial/Retail/Office]	[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
[Retail/Office]	[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
Subtotal:	[__]	$[________]	[__]%	[__]%	[__]x	[__]%	[__]%	[__]%
[Industrial]
[Flex]	[__]	$[________]	[__]%	[__]%	[__]x	[__]%	[__]%	[__]%
[Warehouse/Distribution]	[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
[Warehouse]	[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
Subtotal:	[__]	$[________]	[__]%	[__]%	[__]x	[__]%	[__]%	[__]%
[Manufactured Housing]	[__]	$[________]	[__]%	[__]%	[__]x	[__]%	[__]%	[__]%
Total / Wtd. Avg:	[__]	$[________]	[__]%	[__]%	[__]x	[__]%	[__]%	[__]%

A-2-5

Mortgaged Properties by Location

Location	Number of Mortgaged Properties	Aggregate Cut-off Date Balance	% of Initial Pool Balance	Weighted Averages
				Occupancy	U/W NCF DSCR(2)	U/W NOI DY(2)	Cut-off Date LTV Ratio(2)(3)	LTV Ratio at Maturity[/ARD](1)(2)(3)
[_____]	[__]	$[________]	[__]%	[__]%	[__]x	[__]%	[__]%	[__]%
[_____]	[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
[_____]	[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
[_____]	[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
[_____]	[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
[_____]	[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
[_____]	[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
[_____]	[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
[_____]	[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
[_____]	[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
[_____]	[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
[_____]	[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
[_____]	[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
[_____]	[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
[_____]	[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
[_____]	[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
[_____]	[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
[_____]	[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
[_____]	[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
[_____]	[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
[_____]	[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
[_____]	[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
[_____]	[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
[_____]	[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
[_____]	[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
[_____]	[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
[_____]	[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
[_____]	[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
[_____]	[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
[_____]	[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
[_____]	[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
[_____]	[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
[_____]	[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
[_____]	[__]	[________]	[__]	[__]%	[__]x	[__]%	[__]%	[__]%
Total / Wtd. Avg:	[__]	$[________]	[__]%	[__]%	[__]x	[__]%	[__]%	[__]%

A-2-6

Prepayment Protection

Prepayment Protection	Number of Mortgage Loans	Aggregate Cut-off Date Balance	% of Initial Pool Balance	Weighted Averages
				Mortgage Rate	Stated Remaining Term (Mos.)(1)	U/W NCF DSCR(2)	U/W NOI DY(2)	Cut-off Date LTV Ratio(2)(3)	LTV Ratio at Maturity[/ARD](1)(2)(3)
Defeasance	[__]	$[________]	[__]%	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
Yield Maintenance	[__]	[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
None	[__]	[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
Total / Wtd. Avg:	[__]	$[________]	[__]%	[__]%	[__]	[__]x	[__]%	[__]%	[__]%

Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Cut-off Date Balance	% of Initial Pool Balance	Weighted Averages
				Mortgage Rate	Stated Remaining Term (Mos.)(1)	U/W NCF DSCR(2)	U/W NOI DY(2)	Cut-off Date LTV Ratio(2)(3)	LTV Ratio at Maturity[/ARD](1)(2)(3)
Refinance	[__]	$[________]	[__]%	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
Acquisition	[__]	[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
Recapitalization	[__]	[________]	[__]	[__]%	[__]	[__]x	[__]%	[__]%	[__]%
Total / Wtd. Avg:	[__]	$[________]	[__]%	[__]%	[__]	[__]x	[__]%	[__]%	[__]%

(1)	In the case of Loan No. [__] which have an anticipated repayment date, Original Term to Maturity[/ARD], Remaining Term to Maturity[/ARD], Stated Remaining Term (Mos.) and LTV Ratio at Maturity[/ARD] is as of the anticipated repayment date.
(2)	In the case of Loan No. [__], the U/W NCF DSCR, U/W NOI DY, Cut-off Date LTV Ratio and LTV Ratio at Maturity[/ARD] calculations include the related Pari Passu Companion Loans.

In the case of Loan Nos. [__] and [__], the U/W NCF DSCR, U/W NOI Debt Yield, Cut-off Date LTV and Maturity Date LTV calculations exclude the related Subordinate Companion Loan.

(3)	In the case of Loan No. [__], the Cut-off Date LTV Ratio and the LTV at Maturity[/ARD] is calculated based upon an appraised value based on certain hypothetical assumptions Refer to “Description of the Mortgage Pool – Assessment of Property Value and Condition” in the Prospectus for additional details.
(4)	[In the case of Loan No. [__], the mortgage loan has an ARD feature with an anticipated repayment date of [________], with an increase in the interest rate equal to the greater of (i) [__]% per annum or (ii) the 10 year treasury rate plus [__] basis points, until the final maturity date of [______]. Upon the anticipated repayment date, if the mortgage loan is not paid off in full, the monthly debt service payment will be a fully amortizing monthly payment of principal and interest calculated based on (i) a loan amount equal to the then outstanding principal balance as of the anticipated repayment date, (ii) an applicable interest rate and (iii) a loan term commencing on the anticipated repayment date and ending on the maturity date.]
A-2-7

ANNEX A-3

SUMMARIES OF THE FIFTEEN LARGEST MORTGAGE LOANS

No. 1 – [MORTGAGE LOAN NAME]

Loan Information				Property Information
Mortgage Loan Seller:	[Natixis Real Estate Capital LLC] [Natixis, New York Branch]			Single Asset/Portfolio:	[Single Asset][Portfolio]
Credit Assessment ([__]/[__]/[__]):	[__]/[__]/[__]			Property Type:
Original Principal Balance(1):	$			Specific Property Type:
Cut-off Date Principal Balance(1):	$			Location:
% of Initial Pool Balance:	[__]%			Size:	[__]
Loan Purpose:				Cut-off Date Principal Balance Per SF(1):	$
Borrower Name:				Year Built/Renovated:
Sponsors:				Title Vesting:
Mortgage Rate:	[__]%			Property Manager:
Note Date:				3rd Most Recent Occupancy:
[Anticipated Repayment Date:	]			2nd Most Recent Occupancy:
Maturity Date:				Most Recent Occupancy (As of):	[__]%
IO Period:	[__] months			Current Occupancy (As of):	[__]%
Loan Term (Original):	[__] months
Seasoning:	[__] months			Underwriting and Financial Information:
Amortization Term (Original):
Loan Amortization Type:				3rd Most Recent NOI:
Interest Accrual Method:				2nd Most Recent NOI:
Call Protection:				Most Recent NOI (As of):	$
Lockbox Type:
Additional Debt(1):
Additional Debt Type(1):				U/W Revenues:	$
				U/W Expenses:	$
				U/W NOI:	$
				U/W NCF:	$
U/W NOI DSCR:
U/W NCF DSCR:
Escrows and Reserves(2):				U/W NOI Debt Yield:	[__]%
				U/W NCF Debt Yield:	[__]%
Type:	Initial	Monthly	Cap (If Any)	As-Is Appraised Value:	$
Taxes	$	$		As-Is Appraisal Valuation Date:
Insurance	$	$		Cut-off Date LTV Ratio:	[__]%
Replacement Reserves	$	$	$	LTV Ratio at Maturity or ARD:	[__]%

(1)
(2)	See “Escrows” section.

The Mortgage Loan. [BRIEF MORTGAGE LOAN DESCRIPTION]

A-3-1

Sources and Uses

Sources			Uses
Original loan combination amount	$	[__]%	Purchase price	$	[__]%
Sponsor’s new cash contribution		[__]	Reserves		[__]
			Closing costs		[__]
Total Sources	$	[__]%	Total Uses	$	[__]%

The Property. [BRIEF PROPERTY DESCRIPTION]

The following table presents certain information relating to the tenancy at the [_____] Property:

Major Tenants

Tenant Name	Credit Rating (Fitch/Moody’s/ S&P)	Tenant NRSF	% of NRSF	Annual U/W Base Rent PSF	Annual U/W Base Rent	% of Total Annual U/W Base Rent	Lease Expiration Date

Major Tenants
[TENANT]			[__]%	$	$	[__]%
[TENANT]			[__]%	$	$	[__]%
Total Major Tenants			[__]%	$	$	[__]%

Occupied Collateral Total			[__]%	$	$	[__]%

Warehouse Space			[__]%

Collateral Total			[__]%

A-3-2

The following table presents certain information relating to the lease rollover schedule at the [_____] Property:

Lease Expiration Schedule(1)

Year Ending December 31,	No. of Leases Expiring	Expiring NRSF	% of Total NRSF	Cumulative Expiring NRSF	Cumulative % of Total NRSF	Annual U/W Base Rent	Annual U/W Base Rent PSF
MTM			[__]%		[__]%	$	$
[_____]			[__]%		[__]%	$	$
[_____]			[__]%		[__]%	$	$
[_____]			[__]%		[__]%	$	$
[_____]			[__]%		[__]%	$	$
[_____]			[__]%		[__]%	$	$
[_____]			[__]%		[__]%	$	$
[_____]			[__]%		[__]%	$	$
[_____]			[__]%		[__]%	$	$
[_____]			[__]%		[__]%	$	$
[_____]			[__]%		[__]%	$	$
[_____]			[__]%		[__]%	$	$
Thereafter			[__]%		[__]%	$	$
Vacant/Warehouse			[__]%		[__]%	$	$
Total/Weighted Average			[__]%			$	$
(1)	Information obtained from the underwritten rent roll.

The following table presents historical occupancy percentages at the [_____] Property:

Historical Occupancy

12/31/2012	12/31/2013	12/31/2014	7/1/2015(1)
[__]%	[__]%	[__]%	[__]%

(1)	Information obtained from the underwritten rent roll.

A-3-3

Operating History and Underwritten Net Cash Flow. The following table presents certain information relating to the historical operating performance and the underwritten net cash flow at the [_____] Property:

Cash Flow Analysis

	2014	U/W	% of U/W Effective Gross Income	U/W $ per SF
Base Rent	$	$	[__]%	$
Grossed Up Vacant Space
Total Reimbursables
Parking Income
Other Income
Less Vacancy & Credit Loss
Effective Gross Income	$	$	[__]%	$

Total Operating Expenses	$	$	[__]%	$

Net Operating Income	$	$	[__]%	$

TI/LC
Capital Expenditures
Net Cash Flow	$	$	[__]%	$

NOI DSCR
NCF DSCR
NOI DY	%	%
NCF DY	%	%

Appraisal. [INSERT BRIEF DESCRIPTION, IF APPLICABLE.]

Environmental Matters. [INSERT BRIEF DESCRIPTION, IF APPLICABLE.]

Market Overview and Competition. [INSERT BRIEF DESCRIPTION, IF APPLICABLE.]

A-3-4

The following table presents certain information relating to comparable office properties to the [_____] Property:

Competitive Set(1)

	[MORTGAGE LOAN NAME] (Subject)	[COMPARISON 1]	[COMPARISON 2]	[COMPARISON 3]	[COMPARISON 4]	[COMPARISON 5]	[COMPARISON 6]
Location
Distance from Subject
Property Type
Year Built/Renovated
Stories
Total GLA
(1)	Information obtained from the appraisal.

The Borrower. [IDENTITY OF BORROWER.]

The Sponsor. [IDENTITY OF SPONSOR.]

Escrows. [INSERT BRIEF DESCRIPTION, IF APPLICABLE.]

Lockbox and Cash Management. [INSERT BRIEF DESCRIPTION, IF APPLICABLE.]

Property Management. [INSERT BRIEF DESCRIPTION, IF APPLICABLE.]

Assumption. [INSERT BRIEF DESCRIPTION, IF APPLICABLE.]

Partial Release. [INSERT BRIEF DESCRIPTION, IF APPLICABLE.]

Real Estate Substitution. [INSERT BRIEF DESCRIPTION, IF APPLICABLE.]

Subordinate and Mezzanine Indebtedness. [INSERT BRIEF DESCRIPTION, IF APPLICABLE.]

Ground Lease. [INSERT BRIEF DESCRIPTION, IF APPLICABLE.]

Terrorism Insurance. [INSERT BRIEF DESCRIPTION, IF APPLICABLE.]

A-3-5

ANNEX B

FORM OF REPORT TO CERTIFICATEHOLDERS

B-1

ANNEX C

FORM OF OPERATING ADVISOR ANNUAL REPORT1

Report Date: [After the occurrence and during the continuance of a Control Termination Event] [EXCLUDE FOR TRANSACTIONS THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THE PURCHASE OF AN ELIGIBLE HORIZONTAL RESIDUAL INTEREST BY A THIRD PARTY PURCHASER], this report will be delivered annually no later than INSERT DATE], pursuant to the terms and conditions of the Pooling and Servicing Agreement, dated as of [____] (the “Pooling and Servicing Agreement”), among [_______].

Transaction: [__________]
Operating Advisor: [__________]
Special Servicer: [__________]
Directing Certificateholder: [.]

I.	Population of Mortgage Loans that Were Considered in Compiling this Report
1.	The Special Servicer has notified the Operating Advisor that [.] Specially Serviced Mortgage Loans were transferred to special servicing in the prior calendar year [INSERT YEAR].
a.	[.] of those Specially Serviced Mortgage Loans are still being analyzed by the Special Servicer as part of the development of an Asset Status Report.
b.	Asset Status Reports were issued with respect to [.] of such Specially Serviced Mortgage Loans. This report is based only on the Specially Serviced Mortgage Loans in respect of which an Asset Status Report has been issued. The Asset Status Reports may not yet be fully implemented.

[EXCLUDE FOR TRANSACTIONS THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THE PURCHASE OF AN ELIGIBLE HORIZONTAL RESIDUAL INTEREST BY A THIRD PARTY PURCHASER]:

[II.	Executive Summary

Based on the requirements and qualifications set forth in the Pooling and Servicing Agreement, as well as the items listed below, the Operating Advisor (in accordance with the Operating Advisor’s analysis requirements outlined in the Pooling and Servicing Agreement) has undertaken a limited review of the Special Servicer’s operational activities to service certain Specially Serviced Mortgage Loans in accordance with the Servicing Standard. Based on such limited review, the Operating Advisor [does, does not] believe there are material violations of the Special Servicer’s compliance with its obligations under the Pooling and Servicing Agreement. In addition, the Operating Advisor notes the following: [PROVIDE SUMMARY OF ANY ADDITIONAL MATERIAL INFORMATION].

In connection with the assessment set forth in this report, the Operating Advisor:

1     This report is an indicative report and does not reflect the final form of annual report to be used in any particular year. The Operating Advisor will have the ability to modify or alter the organization and content of any particular report, subject to the compliance with the terms of the Pooling and Servicing Agreement, including, without limitation, provisions relating to Privileged Information.

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1.	Reviewed the Asset Status Reports, the Special Servicer’s assessment of compliance report, attestation report by a third party regarding the Special Servicer’s compliance with its obligations and net present value calculations and Appraisal Reduction calculations and [LIST OTHER REVIEWED INFORMATION] for the following [.] Specially Serviced Mortgage Loans: [List applicable mortgage loans]
2.	Consulted with the Special Servicer as provided under the Pooling and Servicing Agreement. The Operating Advisor’s analysis of the Asset Status Reports (including related net present value calculations and Appraisal Reduction calculations) related to the Specially Serviced Mortgage Loans should be considered a limited investigation and not be considered a full or limited audit. For instance, we did not review each page of the Special Servicer’s policy and procedure manuals (including amendments and appendices), re-engineer the quantitative aspects of their net present value calculator, visit any property, visit the Special Servicer, visit the Directing Certificateholder or interact with any borrower. In addition, our review of the net present value calculations and Appraisal Reduction calculations is limited to the mathematical accuracy of the calculations and the corresponding application of the non-discretionary portions of the applicable formulas, and as such, does not take into account the reasonableness of the discretionary portions of such formulas.
III.	Specific Items of Review
1.	The Operating Advisor reviewed the following items in connection with the generation of this report: [LIST MATERIAL ITEMS].
2.	During the prior year, the Operating Advisor consulted with the Special Servicer regarding its strategy plan for a limited number of issues related to the following Specially Serviced Mortgage Loans: [LIST]. The Operating Advisor participated in discussions and made strategic observations and recommended alternative courses of action to the extent it deemed such observations and recommendations appropriate. The Special Servicer [agreed with/did not agree with] the material recommendations made by the Operating Advisor. Such recommendations generally included the following: [LIST].
3.	Appraisal Reduction calculations and net present value calculations:
4.	The Operating Advisor [received/did not receive] information necessary to recalculate and verify the accuracy of the mathematical calculations and the corresponding application of the non-discretionary portions of the applicable formulas required to be utilized in connection with any Appraisal Reduction or net present value calculations used in the special servicer’s determination of what course of action to take in connection with the workout or liquidation of a Specially Serviced Mortgage Loan prior to the utilization by the special servicer.
a.	The operating advisor [agrees/does not agree] with the [mathematical calculations] [and/or] [the application of the applicable non-discretionary portions of the formula] required to be utilized for such calculation.
b.	After consultation with the special servicer to resolve any inaccuracy in the mathematical calculations or the application of the non-discretionary portions of the related formula in arriving at those mathematical calculations, such inaccuracy [has been/ has not been] resolved.
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5.	The following is a general discussion of certain concerns raised by the Operating Advisor discussed in this report: [LIST CONCERNS].
6.	In addition to the other information presented herein, the Operating Advisor notes the following additional items, if any: [LIST ADDITIONAL ITEMS].]

[INCLUDE FOR TRANSACTIONS THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THE PURCHASE OF AN ELIGIBLE HORIZONTAL RESIDUAL INTEREST BY A THIRD PARTY PURCHASER]:

[II.	Executive Summary

Based on the requirements and qualifications set forth in the Pooling and Servicing Agreement, as well as the items listed below, the Operating Advisor (in accordance with the Operating Advisor’s analysis requirements outlined in the Pooling and Servicing Agreement) has undertaken a review of the Special Servicer’s actions under the Pooling and Servicing Agreement. Based on such review, the Operating Advisor [does, does not] believe, in its sole discretion exercised in good faith,[ that the Special Servicer is operating in compliance with the Servicing Standard and is performing its duties in accordance with the Pooling and Servicing Agreement.] [The Operating Advisor believes, in its sole discretion exercised in good faith, that the Special Servicer has failed to comply with the following obligations.]

o	[LIST OF ITEMS]

In addition, the Operating Advisor notes the following: [PROVIDE SUMMARY OF ANY ADDITIONAL MATERIAL INFORMATION].

In connection with the assessment set forth in this report, the Operating Advisor:

1.	Reviewed information available to Privileged Persons on the certificate administrator’s website that is relevant to the operating advisor’s obligations under the PSA, and certain information it has requested from special servicer.
2.	[Reviewed the Asset Status Reports, the Special Servicer’s assessment of compliance report, attestation report by a third party regarding the Special Servicer’s compliance with its obligations and net present value calculations and Appraisal Reduction calculations and [LIST OTHER REVIEWED INFORMATION] for the following [.] Specially Serviced Mortgage Loans: [List applicable mortgage loans]
3.	Consulted with the Special Servicer as provided under the Pooling and Servicing Agreement. The Operating Advisor’s analysis of the Asset Status Reports (including related net present value calculations and Appraisal Reduction calculations) related to the Specially Serviced Mortgage Loans should be considered a limited investigation and not be considered a full or limited audit. For instance, we did not review each page of the Special Servicer’s policy and procedure manuals (including amendments and appendices), re-engineer the quantitative aspects of their net present value calculator, visit any property, visit the Special Servicer, visit the Directing Certificateholder or interact with any borrower. In addition, our review of the net present value calculations and Appraisal Reduction calculations is limited to the mathematical accuracy of the calculations and the corresponding application of the non-discretionary portions of the applicable formulas, and as such, does not take into account the reasonableness of the discretionary portions of such formulas.
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[ADD RECOMMENDATION OF REPLACEMENT OF SPECIAL SERVICER, IF APPLICABLE]

III.	Specific Items of Review
1.	The Operating Advisor reviewed the following items and actions in connection with the generation of this report: [LIST MATERIAL ITEMS AND ACTIONS].
2.	[During the prior year, the Operating Advisor consulted with the Special Servicer regarding its strategy plan for a limited number of issues related to the following Specially Serviced Mortgage Loans: [LIST]. The Operating Advisor participated in discussions and made strategic observations and recommended alternative courses of action to the extent it deemed such observations and recommendations appropriate. The Special Servicer [agreed with/did not agree with] the material recommendations made by the Operating Advisor. Such recommendations generally included the following: [LIST].]
3.	Appraisal Reduction calculations and net present value calculations:
4.	The Operating Advisor [received/did not receive] information necessary to recalculate and verify the accuracy of the mathematical calculations and the corresponding application of the non-discretionary portions of the applicable formulas required to be utilized in connection with any Appraisal Reduction or net present value calculations used in the special servicer’s determination of what course of action to take in connection with the workout or liquidation of a Specially Serviced Mortgage Loan prior to the utilization by the special servicer.
a.	The operating advisor [agrees/does not agree] with the [mathematical calculations] [and/or] [the application of the applicable non-discretionary portions of the formula] required to be utilized for such calculation.
b.	After consultation with the special servicer to resolve any inaccuracy in the mathematical calculations or the application of the non-discretionary portions of the related formula in arriving at those mathematical calculations, such inaccuracy [has been/ has not been] resolved.
5.	The following is a general discussion of certain concerns raised by the Operating Advisor discussed in this report: [LIST CONCERNS].

In addition to the other information presented herein, the Operating Advisor notes the following additional items, if any: [LIST ADDITIONAL ITEMS].]

IV.                              Qualifications Related to the Work Product Undertaken and Opinions Related to this Report

1.	The Operating Advisor did not participate in, or have access to, the Special Servicer’s and Directing Certificateholder’s discussion(s) regarding any Specially Serviced Mortgage Loan. The Operating Advisor does not have authority to speak with the Directing Certificateholder directly. As such, the Operating Advisor generally relied upon the information delivered to it by the Special Servicer as well as its interaction with the Special Servicer, if any, in gathering the relevant information to generate this report. In connection with any assessment of whether the special servicer satisfied its obligation to service and administer the Mortgage Loans in accordance with applicable law, the operating advisor will not be required, in the ordinary course, to provide or obtain a legal opinion, legal review or legal conclusion as part of that assessment.
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2.	The Special Servicer has the legal authority and responsibility to service the Specially Serviced Mortgage Loans pursuant to the Pooling and Servicing Agreement. The Operating Advisor has no responsibility or authority to alter the standards set forth therein.
3.	Confidentiality and other contractual limitations limit the Operating Advisor’s ability to outline the details or substance of the discussions held between it and the Special Servicer regarding any Specially Serviced Mortgage Loans and certain information it reviewed in connection with its duties under the Pooling and Servicing Agreement. As a result, this report may not reflect all the relevant information that the Operating Advisor is given access to by the Special Servicer.
4.	There are many tasks that the Special Servicer undertakes on an ongoing basis related to Specially Serviced Mortgage Loans. These include, but are not limited to, assumptions, ownership changes, collateral substitutions, capital reserve changes, etc. The Operating Advisor does not participate in any discussions regarding such actions. As such, Operating Advisor has not assessed the Special Servicer’s operational compliance with respect to those types of actions.
5.	The Operating Advisor is not empowered to speak with any investors directly. If the investors have questions regarding this report, they should address such questions to the certificate administrator through the certificate administrator’s website.

Terms used but not defined herein have the meaning set forth in the Pooling and Servicing Agreement.

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ANNEX D-1

MORTGAGE LOAN REPRESENTATIONS AND WARRANTIES

The mortgage loan seller will make the representations and warranties set forth below as of the date specified below or, if no such date is specified, generally as of the Closing Date, in each case subject to the exceptions to those representations and warranties that are described on Annex D-1. Prior to the execution of the related final mortgage loan purchase agreement (the “MLPA”), there may be additions, subtractions or other modifications to the representations, warranties and exceptions. These representations, warranties and exceptions should not be read alone, but should only be read in conjunction with the prospectus. Capitalized terms used but not otherwise defined in this Annex D-1 will have the meanings set forth in the main body of the prospectus or, if not defined therein, in the related mortgage loan purchase agreement.

Each MLPA, together with the related representations and warranties (subject to the exceptions thereto), serves to contractually allocate risk between the mortgage loan seller, on the one hand, and the issuing entity, on the other. The representations and warranties are not intended to be disclosure statements regarding the characteristics of the related mortgage loans, Mortgaged Properties or other subjects discussed therein, but rather are intended as a risk allocation mechanism. We cannot assure you that the mortgage loans actually conform to the statements made in the representations and warranties that are presented below. The representations, warranties and exceptions have been provided to you for informational purposes only and prospective investors should not rely on the representations, warranties and exceptions as a basis for any investment decision. For disclosure regarding the characteristics, risks and other information regarding the mortgage loans, mortgaged properties and the certificates, you should read and rely solely on the prospectus. None of the depositor or the underwriters or their respective affiliates makes any representation regarding the accuracy or completeness of the representations, warranties and exceptions.

In addition, for purposes of the following representations and warranties, the phrase “the Mortgage Loan Seller’s knowledge” and other words and phrases of like import will mean, except where otherwise expressly set forth below, the actual state of knowledge of the Mortgage Loan Seller, its officers and employees responsible for the underwriting, origination, servicing or sale of the Mortgage Loans regarding the matters expressly set forth below in each case without having conducted any independent inquiry into such matters and without any obligation to have done so (except (i) having sent to the servicers servicing the Mortgage Loans on behalf of the Mortgage Loan Seller, if any, specific inquiries regarding the matters referred to and (ii) as expressly set forth in this Annex D-1). All information contained in documents which are part of or required to be part of a mortgage file, as specified in the Pooling and Servicing Agreement (to the extent such documents exist) will be deemed within the Mortgage Loan Seller’s knowledge.

As used in this Annex D-1 the term “Mortgage Loan” refers to each mortgage loan that is a whole mortgage loan.

[Sample Representations and Warranties: Actual Representations and Warranties for an individual series may vary.]

(1)     Whole Loan; Ownership of Mortgage Loans. Except with respect to a Mortgage Loan that is part of a Whole Loan, each Mortgage Loan is a whole loan and not a participation interest in a mortgage loan. At the time of the sale, transfer and assignment

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to the Depositor, no mortgage note or mortgage was subject to any assignment (other than assignments to the Mortgage Loan Seller or (with respect to any Non-Serviced Mortgage Loan) to the related Non-Serviced Trustee for the related Non-Serviced Securitization Trust), participation (it being understood that a Mortgage Loan that is part of a Whole Loan does not constitute a participation) or pledge, and the Mortgage Loan Seller had good title to, and was the sole owner of, each Mortgage Loan free and clear of any and all liens, charges, pledges, encumbrances, participations (other than with respect to agreements among noteholders with respect to a Whole Loan), any other ownership interests and other interests on, in or to such Mortgage Loan other than any servicing rights appointment, subservicing or similar agreement. The Mortgage Loan Seller has full right and authority to sell, assign and transfer each Mortgage Loan, and the assignment to the Depositor constitutes a legal, valid and binding assignment of such Mortgage Loan free and clear of any and all liens, pledges, charges or security interests of any nature encumbering such Mortgage Loan.

(2)     Loan Document Status. Each related mortgage note, mortgage, Assignment of Leases (if a separate instrument), guaranty and other agreement executed by or on behalf of the related Mortgagor, guarantor or other obligor in connection with such Mortgage Loan is the legal, valid and binding obligation of the related Mortgagor, guarantor or other obligor (subject to any non-recourse provisions contained in any of the foregoing agreements and any applicable state anti-deficiency or market value limit deficiency legislation), as applicable, and is enforceable in accordance with its terms, except as such enforcement may be limited by (i) bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and (ii) general principles of equity (regardless of whether such enforcement is considered in a proceeding in equity or at law) and except that certain provisions in such Mortgage Loan documents (including, without limitation, provisions requiring the payment of default interest, late fees or prepayment/yield maintenance premiums) may be further limited or rendered unenforceable by applicable law, but (subject to the limitations set forth above) such limitations or unenforceability will not render such Mortgage Loan documents invalid as a whole or materially interfere with the Mortgagee’s realization of the principal benefits and/or security provided thereby (clauses (i) and (ii) collectively, the “Standard Qualifications”).

Except as set forth in the immediately preceding sentences, there is no valid offset, defense, counterclaim or right of rescission available to the related Mortgagor with respect to any of the related mortgage notes, mortgages or other Mortgage Loan documents, including, without limitation, any such valid offset, defense, counterclaim or right based on intentional fraud by Mortgage Loan Seller in connection with the origination of the Mortgage Loan, that would deny the Mortgagee the principal benefits intended to be provided by the mortgage note, mortgage or other Mortgage Loan documents.

(3)     Mortgage Provisions. The Mortgage Loan documents for each Mortgage Loan, together with applicable state law, contain provisions that render the rights and remedies of the holder thereof adequate for the practical realization against the Mortgaged Property of the principal benefits of the security intended to be provided thereby, including realization by judicial or, if applicable, non-judicial foreclosure subject to the limitations set forth in the Standard Qualifications.

(4)     Mortgage Status; Waivers and Modifications. Since origination and except by written instruments set forth in the related mortgage file or as otherwise provided in the related Mortgage Loan documents (a) the material terms of such mortgage, mortgage note, Mortgage Loan guaranty and related Mortgage Loan documents have not been waived, impaired, modified, altered, satisfied, canceled, subordinated or rescinded in any respect

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which materially interferes with the security intended to be provided by such mortgage; (b) no related Mortgaged Property or any portion thereof has been released from the lien of the related mortgage in any manner which materially interferes with the security intended to be provided by such mortgage or the use or operation of the remaining portion of such Mortgaged Property; and (c) neither the Mortgagor nor the guarantor has been released from its material obligations under the Mortgage Loan. With respect to each Mortgage Loan, except as contained in a written document included in the mortgage file, there have been no modifications, amendments or waivers, that could be reasonably expected to have a material adverse effect on such Mortgage Loan consented to by the Mortgage Loan Seller on or after the Cut-off Date.

(5)     Lien; Valid Assignment. Subject to the Standard Qualifications, each endorsement or assignment of mortgage and assignment of Assignment of Leases from the Mortgage Loan Seller or its affiliate is in recordable form (but for the insertion of the name of the assignee and any related recording information which is not yet available to the Mortgage Loan Seller) and constitutes a legal, valid and binding endorsement or assignment from the Mortgage Loan Seller, or its affiliate, as applicable. Each related mortgage and Assignment of Leases is freely assignable without the consent of the related Mortgagor. Each related mortgage is a legal, valid and enforceable first lien on the related Mortgagor’s fee (or if identified on the Mortgage Loan Schedule, leasehold) interest in the Mortgaged Property in the principal amount of such Mortgage Loan or allocated loan amount (subject only to Permitted Encumbrances (as defined below) and the exceptions to paragraph 6 below (each such exception, a “Title Exception”)), except as the enforcement thereof may be limited by the Standard Qualifications. Such Mortgaged Property (subject to Permitted Encumbrances and Title Exceptions) as of origination and, to the Mortgage Loan Seller’s knowledge, as of the Cut-off Date, is free and clear of any recorded mechanics’ or materialmen’s liens and other recorded encumbrances that would be prior to or equal with the lien of the related mortgage (which lien secures the related Whole Loan, in the case of a Mortgage Loan that is part of a Whole Loan), except those which are bonded over, escrowed for or insured against by the applicable Title Policy (as described below), and as of origination and, to the Mortgage Loan Seller’s knowledge, as of the Cut-off Date, no rights exist which under law could give rise to any such lien or encumbrance that would be prior to or equal with the lien of the related mortgage, except those which are bonded over, escrowed for or insured against by the applicable Title Policy. Notwithstanding anything herein to the contrary, no representation is made as to the perfection of any security interest in rents or other personal property to the extent that possession or control of such items or actions other than the filing of Uniform Commercial Code financing statements is required to effect such perfection.

(6)     Permitted Liens; Title Insurance. Each Mortgaged Property securing a Mortgage Loan is covered by an American Land Title Association loan title insurance policy or a comparable form of loan title insurance policy approved for use in the applicable jurisdiction (or, if such policy is yet to be issued, by a pro forma policy, a preliminary title policy or a “marked up” commitment, in each case with escrow instructions and binding on the title insurer) (the “Title Policy”) in the original principal amount of such Mortgage Loan (or with respect to a Mortgage Loan secured by multiple properties, an amount equal to at least the allocated loan amount with respect to the Title Policy for each such property) after all advances of principal (including any advances held in escrow or reserves), that insures for the benefit of the owner of the indebtedness secured by the mortgage, the first priority lien of the mortgage, which lien is subject only to (a) the lien of current real property taxes, water charges, sewer rents and assessments not yet due and payable; (b) covenants, conditions and restrictions, rights of way, easements and other matters of public record specifically identified in the Title Policy; (c) the exceptions (general and specific) and

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exclusions set forth in such Title Policy; (d) other matters to which like properties are commonly subject; (e) the rights of tenants (as tenants only) under leases (including subleases) pertaining to the related Mortgaged Property; (f) if the related Mortgage Loan constitutes a cross-collateralized Mortgage Loan, the lien of the mortgage for another Mortgage Loan contained in the same cross-collateralized group of Mortgage Loans, and (g) condominium declarations of record and identified in such Title Policy, provided that none of clauses (a) through (g), individually or in the aggregate, materially interferes with the current marketability or principal use of the Mortgaged Property, the security intended to be provided by such mortgage, or the current ability of the related Mortgaged Property to generate net cash flow sufficient to service the related Mortgage Loan or the Mortgagor’s ability to pay its obligations when they become due (collectively, the “Permitted Encumbrances”). For purposes of clause (a) of the immediately preceding sentence, any such taxes, assessments and other charges shall not be considered due and payable until the date on which interest and/or penalties would be payable thereon. Except as contemplated by clause (f) of the second preceding sentence none of the Permitted Encumbrances are mortgage liens that are senior to or coordinate and co-equal with the lien of the related mortgage. Such Title Policy (or, if it has yet to be issued, the coverage to be provided thereby) is in full force and effect, all premiums thereon have been paid and no claims have been made by the Mortgage Loan Seller thereunder and no claims have been paid thereunder. Neither the Mortgage Loan Seller, nor to the Mortgage Loan Seller’s knowledge, any other holder of the Mortgage Loan, has done, by act or omission, anything that would materially impair the coverage under such Title Policy. Each Title Policy contains no exclusion for, or affirmatively insures (except for any Mortgaged Property located in a jurisdiction where such affirmative insurance is not available in which case such exclusion may exist), (a) that the Mortgaged Property shown on the survey is the same as the property legally described in the mortgage and (b) to the extent that the Mortgaged Property consists of two or more adjoining parcels, such parcels are contiguous.

(7)     Junior Liens. It being understood that B notes secured by the same mortgage as a Mortgage Loan are not subordinate mortgages or junior liens, except for any Mortgage Loan that is cross-collateralized and cross-defaulted with another Mortgage Loan, as of the Cut-off Date there are no subordinate mortgages or junior mortgage liens encumbering the related Mortgaged Property other than Permitted Encumbrances. The Mortgage Loan Seller has no knowledge of any mezzanine debt secured directly by interests in the related Mortgagor other than as set forth on an exhibit to the related mortgage loan purchase agreement.

(8)     Assignment of Leases and Rents. There exists as part of the related mortgage file an Assignment of Leases (either as a separate instrument or incorporated into the related mortgage). Subject to the Permitted Encumbrances and Title Exceptions, each related Assignment of Leases creates a valid first-priority collateral assignment of, or a valid first-priority lien or security interest in, rents and certain rights under the related lease or leases, subject only to a license granted to the related Mortgagor to exercise certain rights and to perform certain obligations of the lessor under such lease or leases, including the right to operate the related leased property, except as the enforcement thereof may be limited by the Standard Qualifications. The related mortgage or related Assignment of Leases, subject to applicable law and the Standard Qualifications, provides that, upon an event of default under the Mortgage Loan, a receiver may be appointed for the collection of rents or for the related Mortgagee to enter into possession to collect the rents or for rents to be paid directly to the Mortgagee.

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(9)     Financing Statements. Subject to the Standard Qualifications, each Mortgage Loan or related security agreement establishes a valid security interest in, and a UCC-1 financing statement has been filed and/or recorded (or, in the case of fixtures, the mortgage constitutes a fixture filing) in all places necessary at the time of the origination of the Mortgage Loan to perfect a valid security interest in, the personal property (creation and perfection of which is governed by the UCC) owned by the Mortgagor and necessary to operate such Mortgaged Property in its current use other than (1) non-material personal property, (2) personal property subject to purchase money security interests and (3) personal property that is leased equipment. Each UCC-1 financing statement, if any, filed with respect to personal property constituting a part of the related Mortgaged Property and each UCC-3 assignment, if any, filed with respect to such financing statement was in suitable form for filing in the filing office in which such financing statement was filed. Notwithstanding anything in this Annex D-1 to the contrary, no representation is made as to the perfection of any security interest in rents or other personal property to the extent that possession or control of such items or actions other than the filing of Uniform Commercial Code financing statements is required to effect such perfection.

(10)   Condition of Property. The Mortgage Loan Seller or the originator of the Mortgage Loan inspected or caused to be inspected each related Mortgaged Property within six months of origination of the Mortgage Loan and within twelve months of the Cut-off Date.

An engineering report or property condition assessment was prepared in connection with the origination of each Mortgage Loan no more than twelve months prior to the Cut-off Date. To the Mortgage Loan Seller’s knowledge, based solely upon due diligence customarily performed in connection with the origination of comparable mortgage loans, as of the Closing Date, each related Mortgaged Property was free and clear of any material damage (other than (i) deferred maintenance for which escrows were established at origination and (ii) any damage fully covered by insurance) that would affect materially and adversely the use or value of such Mortgaged Property as security for the Mortgage Loan.

(11)   Taxes and Assessments. As of the date of origination and, to the Mortgage Loan Seller’s knowledge, as of the Cut-off Date, all taxes, governmental assessments and other outstanding governmental charges (including, without limitation, water and sewage charges) due with respect to the Mortgaged Property (excluding any related personal property) securing a Mortgage Loan that is or could become a lien on the related Mortgaged Property that became due and owing prior to the Cut-off Date with respect to each related Mortgaged Property have been paid, or, if the appropriate amount of such taxes or charges is being appealed or is otherwise in dispute, the unpaid taxes or charges are covered by an escrow of funds or other security sufficient to pay such tax or charge and reasonably estimated interest and penalties, if any, thereon. For purposes of this representation and warranty, any such taxes, assessments and other charges shall not be considered due and payable until the date on which interest and/or penalties would be payable thereon.

(12)   Condemnation. As of the date of origination and to the Mortgage Loan Seller’s knowledge as of the Cut-off Date, there is no proceeding pending and, to the Mortgage Loan Seller’s knowledge as of the date of origination and as of the Cut-off Date, there is no proceeding threatened for the total or partial condemnation of such Mortgaged Property that would have a material adverse effect on the value, use or operation of the Mortgaged Property.

(13)   Actions Concerning Mortgage Loan. To the Mortgage Loan Seller’s knowledge, based on evaluation of the Title Policy (as defined in paragraph 6), an engineering report or property condition assessment as described in paragraph 10, applicable local law compliance materials as described in paragraph 24, and the ESA (as defined in paragraph

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40), as of origination there was no pending or filed action, suit or proceeding, arbitration or governmental investigation involving any Mortgagor, guarantor, or Mortgagor’s interest in the Mortgaged Property, an adverse outcome of which would reasonably be expected to materially and adversely affect (a) such Mortgagor’s title to the Mortgaged Property, (b) the validity or enforceability of the mortgage, (c) such Mortgagor’s ability to perform under the related Mortgage Loan, (d) such guarantor’s ability to perform under the related guaranty, (e) the principal benefit of the security intended to be provided by the Mortgage Loan documents, or (f) the current principal use of the Mortgaged Property.

(14)   Escrow Deposits. All escrow deposits and escrow payments currently required to be escrowed with the Mortgagee pursuant to each Mortgage Loan (including capital improvements and environmental remediation reserves) are in the possession, or under the control, of the Mortgage Loan Seller or its servicer, and there are no delinquencies (subject to any applicable grace or cure periods) in connection therewith, and all such escrows and deposits (or the right thereto) that are required under the related Mortgage Loan documents are being conveyed by the Mortgage Loan Seller to the Depositor or its servicer (or, in the case of a Non-Serviced Mortgage Loan, to the related depositor under the Non-Serviced PSA or Non-Serviced Master Servicer for the related Non-Serviced Securitization Trust).

(15)   No Holdbacks. The principal amount of the Mortgage Loan stated on the Mortgage Loan Schedule has been fully disbursed as of the Closing Date and there is no requirement for future advances thereunder (except in those cases where the full amount of the Mortgage Loan has been disbursed but a portion thereof is being held in escrow or reserve accounts pending the satisfaction of certain conditions relating to leasing, repairs, occupancy, performance or other matters with respect to the related Mortgaged Property, the Mortgagor or other considerations determined by the Mortgage Loan Seller to merit such holdback).

(16)   Insurance. Each related Mortgaged Property is, and is required pursuant to the related mortgage to be, insured by a property insurance policy providing coverage for loss in accordance with coverage found under a “special cause of loss form” or “all risk form” that includes replacement cost valuation issued by an insurer meeting the requirements of the related Mortgage Loan documents and having a claims-paying or financial strength rating meeting the “Insurance Rating Requirements” (as defined below), in an amount (subject to customary deductibles) not less than the lesser of (1) the original principal balance of the Mortgage Loan and (2) the full insurable value on a replacement cost basis of the improvements, furniture, furnishings, fixtures and equipment owned by the Mortgagor included in the Mortgaged Property (with no deduction for physical depreciation), but, in any event, not less than the amount necessary or containing such endorsements as are necessary to avoid the operation of any coinsurance provisions with respect to the related Mortgaged Property.

“Insurance Ratings Requirements” means either (1) a claims paying or financial strength rating of at least “A-:VIII” from A.M. Best Company or “A3” (or the equivalent) from Moody’s Investors Service, Inc. (“Moody’s”) or “A-” from S&P Global Ratings (“S&P”) or (2) the Syndicate Insurance Ratings Requirements. “Syndicate Insurance Ratings Requirements” means insurance provided by a syndicate of insurers, as to which (i) if such syndicate consists of 5 or more members, at least 60% of the coverage is provided by insurers that meet the Insurance Ratings Requirements (under clause (1) of the definition of such term) and up to 40% of the coverage is provided by insurers that have a claims paying or financial strength rating of at least “BBB-” by S&P Global Ratings or at least “Baa3” by Moody’s, and (ii) if such syndicate consists of 4 or fewer members, at least 75% of the coverage is provided by insurers that meet the Insurance Ratings Requirements (under clause (1) of the definition of such term) and up to 25% of the

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coverage is provided by insurers that have a claims paying or financial strength rating of at least “BBB-” by S&P Global Ratings or at least “Baa3” by Moody’s.

Each related Mortgaged Property is also covered, and required to be covered pursuant to the related Mortgage Loan documents, by business interruption or rental loss insurance which (subject to a customary deductible) covers a period of not less than 12 months (or with respect to each Mortgage Loan on a single asset with a principal balance of $50 million or more, 18 months).

If any material part of the improvements, exclusive of a parking lot, located on a Mortgaged Property is in an area identified in the Federal Register by the Federal Emergency Management Agency as having special flood hazards, the related Mortgagor is required to maintain insurance in an amount equal to the lesser of (a) the maximum amount available under the National Flood Insurance Program, plus such additional excess flood coverage in an amount as is generally required by prudent institutional commercial mortgage lenders originating mortgage loans for securitization, (b) the outstanding principal amount of the Mortgage Loan and (c) the insurable value of the Mortgaged Property.

If the Mortgaged Property is located within 25 miles of the coast of the Gulf of Mexico or the Atlantic coast of Florida, Georgia, South Carolina or North Carolina, the related Mortgagor is required to maintain coverage for windstorm and/or windstorm related perils and/or “named storms” issued by an insurer meeting the Insurance Rating Requirements or endorsement covering damage from windstorm and/or windstorm related perils and/or named storms, in an amount not less than the lesser of (1) the original principal balance of the Mortgage Loan and (2) the full insurable value on a replacement cost basis of the improvements, furniture, furnishings, fixtures and equipment owned by the Mortgagor and included in the Mortgaged Property (with no deduction for physical depreciation), but, in any event, not less than the amount necessary or containing such endorsements as are necessary to avoid the operation of any coinsurance provisions with respect to the related Mortgaged Property by an insurer meeting the Insurance Rating Requirements.

The Mortgaged Property is covered, and required to be covered pursuant to the related Mortgage Loan documents, by a commercial general liability insurance policy issued by an insurer meeting the Insurance Rating Requirements including coverage for property damage, contractual damage and personal injury (including bodily injury and death) in amounts as are generally required by the Mortgage Loan Seller for similar commercial and multifamily loans intended for securitization, and in any event not less than $1 million per occurrence and $2 million in the aggregate.

An architectural or engineering consultant has performed an analysis of each of the Mortgaged Properties located in seismic zones 3 or 4 in order to evaluate the seismic condition of such property, for the sole purpose of assessing the probable maximum loss or scenario expected loss (“PML”) for the Mortgaged Property in the event of an earthquake. In such instance, the PML was based on a 475-year return period, an exposure period of 50 years and a 10% probability of exceedance. If the resulting report concluded that the PML would exceed 20% of the amount of the replacement costs of the improvements, earthquake insurance on such Mortgaged Property was obtained by an insurer rated at least “A:VIII” by A.M. Best Company or “A3” (or the equivalent) from Moody’s or “A-” by S&P in an amount not less than 100% of the PML.

The Mortgage Loan documents require insurance proceeds (or an amount equal to such insurance proceeds) in respect of a property loss to be applied either (a) to the repair or restoration of all or part of the related Mortgaged Property, with respect to all property losses in excess of 5% of the then-outstanding principal amount of the related Mortgage

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Loan, the Mortgagee (or a trustee appointed by it) having the right to hold and disburse such proceeds as the repair or restoration progresses, or (b) to the payment of the outstanding principal balance of such Mortgage Loan together with any accrued interest thereon.

All premiums on all insurance policies referred to in this section that are required by the Mortgage Loan documents to be paid as of the Cut-off Date have been paid, and such insurance policies name the Mortgagee under the Mortgage Loan and its successors and assigns as a loss payee under a Mortgagee endorsement clause or, in the case of the general liability insurance policy, as named or additional insured. Such insurance policies will inure to the benefit of the trustee (or, in the case of a Non-Serviced Mortgage Loan, the applicable Non-Serviced Trustee). Each related Mortgage Loan obligates the related Mortgagor to maintain all such insurance and, at such Mortgagor’s failure to do so, authorizes the Mortgagee to maintain such insurance at the Mortgagor’s cost and expense and to charge such Mortgagor for related premiums. All such insurance policies (other than commercial liability policies) require at least 10 days’ prior notice to the Mortgagee of termination or cancellation arising because of nonpayment of a premium and at least 30 days’ prior notice to the Mortgagee of termination or cancellation (or such lesser period, not less than 10 days, as may be required by applicable law) arising for any reason other than non-payment of a premium and no such notice has been received by the Mortgage Loan Seller.

(17)   Access; Utilities; Separate Tax Parcels. Based solely on evaluation of the Title Policy (as defined in paragraph 6) and survey, if any, an engineering report or property condition assessment as described in paragraph 10, applicable local law compliance materials as described in paragraph 24, and the ESA (as defined in paragraph 40), each Mortgaged Property (a) is located on or adjacent to a public road and has direct legal access to such road, or has permanent access from a recorded easement or right of way permitting ingress and egress to/from a public road, (b) is served by or has access rights to public or private water and sewer (or well and septic) and other utilities necessary for the current use of the Mortgaged Property, all of which are adequate for the current use of the Mortgaged Property, and (c) constitutes one or more separate tax parcels which do not include any property which is not part of the Mortgaged Property or is subject to an endorsement under the related Title Policy insuring the Mortgaged Property, or in certain cases, an application has been made or is required to be made to the applicable governing authority for creation of separate tax parcels (or the Mortgage Loan documents so require such application in the future), in which case the Mortgage Loan requires the Mortgagor to escrow an amount sufficient to pay taxes for the existing tax parcel of which the Mortgaged Property is a part until the separate tax parcels are created.

(18)   No Encroachments. To the Mortgage Loan Seller’s knowledge based solely on surveys obtained in connection with origination and the Title Policy obtained in connection with the origination of each Mortgage Loan, and except for encroachments that do not materially and adversely affect the current marketability or principal use of the Mortgaged Property: (a) all material improvements that were included for the purpose of determining the appraised value of the related Mortgaged Property at the time of the origination of such Mortgage Loan are within the boundaries of the related Mortgaged Property, except for encroachments that are insured against by the applicable Title Policy; (b) no material improvements on adjoining parcels encroach onto the related Mortgaged Property except for encroachments that are insured against by the applicable Title Policy; and (c) no material improvements encroach upon any easements except for encroachments that are insured against by the applicable Title Policy.

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(19)   No Contingent Interest or Equity Participation. No Mortgage Loan has a shared appreciation feature, any other contingent interest feature or a negative amortization feature [(except that an ARD Loan may provide for the accrual of the portion of interest in excess of the rate in effect prior to the Anticipated Repayment Date)] or an equity participation by the Mortgage Loan Seller.

(20)   REMIC. The Mortgage Loan is a “qualified mortgage” within the meaning of Section 860G(a)(3) of the Code (but determined without regard to the rule in Treasury Regulations Section 1.860G-2(f)(2) that treats certain defective mortgage loans as qualified mortgages), and, accordingly, (A) the issue price of the Mortgage Loan to the related Mortgagor at origination did not exceed the non-contingent principal amount of the Mortgage Loan and (B) either: (a) such Mortgage Loan is secured by an interest in real property (including permanently affixed buildings and distinct structural components, such as wiring, plumbing systems and central heating and air conditioning systems, that are integrated into such buildings, serve such buildings in their passive functions and do not produce or contribute to the production of income other than consideration for the use or occupancy of space, but excluding personal property) having a fair market value (i) at the date the Mortgage Loan was originated at least equal to 80% of the adjusted issue price of the Mortgage Loan (together with any related Pari Passu Companion Loans) on such date or (ii) at the Closing Date at least equal to 80% of the adjusted issue price of the Mortgage Loan (together with any related Pari Passu Companion Loans) on such date, provided that for purposes hereof, the fair market value of the real property interest must first be reduced by (A) the amount of any lien on the real property interest that is senior to the Mortgage Loan and (B) a proportionate amount of any lien that is in parity with the Mortgage Loan; or (b) substantially all of the proceeds of such Mortgage Loan were used to acquire, improve or protect the real property which served as the only security for such Mortgage Loan (other than a recourse feature or other third party credit enhancement within the meaning of Treasury Regulations Section 1.860G-2(a)(1)(ii)). If the Mortgage Loan was “significantly modified” prior to the Closing Date so as to result in a taxable exchange under Section 1001 of the Code, it either (x) was modified as a result of the default or reasonably foreseeable default of such Mortgage Loan or (y) satisfies the provisions of either sub-clause (B)(a)(i) above (substituting the date of the last such modification for the date the Mortgage Loan was originated) or sub-clause (B)(a)(ii), including the proviso thereto. Any prepayment premium and yield maintenance charges applicable to the Mortgage Loan constitute “customary prepayment penalties” within the meaning of Treasury Regulations Section 1.860G-1(b)(2). All terms used in this paragraph shall have the same meanings as set forth in the related Treasury Regulations.

(21)   Compliance with Usury Laws. The mortgage rate (exclusive of any default interest, late charges, yield maintenance charge or prepayment premiums) of such Mortgage Loan complied as of the date of origination with, or was exempt from, applicable state or federal laws, regulations and other requirements pertaining to usury.

(22)   Authorized to do Business. To the extent required under applicable law, as of the Cut-off Date or as of the date that such entity held the mortgage note, each holder of the mortgage note was authorized to transact and do business in the jurisdiction in which each related Mortgaged Property is located, or the failure to be so authorized does not materially and adversely affect the enforceability of such Mortgage Loan by the Trust.

(23)   Trustee under Deed of Trust. With respect to each mortgage which is a deed of trust, as of the date of origination and, to the Mortgage Loan Seller’s knowledge, as of the Closing Date, a trustee, duly qualified under applicable law to serve as such, currently so serves and is named in the deed of trust or has been substituted in accordance with the

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mortgage and applicable law or may be substituted in accordance with the mortgage and applicable law by the related Mortgagee.

(24)   Local Law Compliance. To the Mortgage Loan Seller’s knowledge, based upon any of a letter from any governmental authorities, a legal opinion, an architect’s letter, a zoning consultant’s report, an endorsement to the related Title Policy, a survey, or other affirmative investigation of local law compliance consistent with the investigation conducted by the Mortgage Loan Seller for similar commercial and multifamily mortgage loans intended for securitization, the improvements located on or forming part of each Mortgaged Property securing a Mortgage Loan are in material compliance with applicable laws, zoning ordinances, rules, covenants, and restrictions (collectively “Zoning Regulations”) governing the occupancy, use, and operation of such Mortgaged Property or constitute a legal non-conforming use or structure and any non-conformity with zoning laws constitutes a legal non-conforming use or structure which does not materially and adversely affect the use, operation or value of such Mortgaged Property. In the event of casualty or destruction, (a) the Mortgaged Property may be restored or repaired to the full extent necessary to maintain the use of the structure immediately prior to such casualty or destruction, (b) law and ordinance insurance coverage has been obtained for the Mortgaged Property in amounts customarily required by the Mortgage Loan Seller for similar commercial and multifamily loans intended for securitization, (c) title insurance policy coverage has been obtained with respect to any non-conforming use or structure, or (d) the inability to restore the Mortgaged Property to the full extent of the use or structure immediately prior to the casualty would not materially and adversely affect the use or operation of such Mortgaged Property. The Mortgage Loan documents require the related Mortgagor to be qualified to do business in the jurisdiction in which the related Mortgaged Property is located.

(25)   Licenses and Permits. Each Mortgagor covenants in the Mortgage Loan documents that it shall keep all material licenses, permits, franchises, certificates of occupancy and applicable governmental approvals necessary for the operation of the Mortgaged Property in full force and effect, and to the Mortgage Loan Seller’s knowledge based upon any of a letter from any government authorities, zoning consultant’s report or other affirmative investigation of local law compliance consistent with the investigation conducted by the Mortgage Loan Seller for similar commercial and multifamily mortgage loans intended for securitization; all such material licenses, permits, franchises, certificates of occupancy and applicable governmental approvals are in effect or the failure to obtain or maintain such material licenses, permits, franchises or certificates of occupancy and applicable governmental approvals does not materially and adversely affect the use and/or operation of the Mortgaged Property as it was used and operated as of the date of origination of the Mortgage Loan or the rights of a holder of the related Mortgage Loan. The Mortgage Loan documents require the Mortgagor to comply in all material respects with all applicable regulations, zoning and building laws.

(26)   Recourse Obligations. The Mortgage Loan documents for each Mortgage Loan (a) provide that such Mortgage Loan becomes full recourse to the Mortgagor and guarantor (which is a natural person or persons, or an entity or entities distinct from the Mortgagor (but may be affiliated with the Mortgagor) that collectively, as of the date of origination of the related Mortgage Loan, have assets other than equity in the related Mortgaged Property that are not de minimis) in any of the following events (or negotiated provisions of substantially similar effect): (i) if any petition for bankruptcy, insolvency, dissolution or liquidation pursuant to federal bankruptcy law, or any similar federal or state law, shall be filed by, consented to, or acquiesced in by, the Mortgagor; (ii) the Mortgagor or guarantor shall have solicited or caused to be solicited petitioning creditors to cause an involuntary bankruptcy filing with respect to the Mortgagor or (iii) transfers of either the Mortgaged

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Property or controlling equity interests in the Mortgagor made in violation of the Mortgage Loan documents; and (b) contains provisions for recourse against the Mortgagor and guarantor (which is a natural person or persons, or an entity or entities distinct from the Mortgagor (but may be affiliated with the Mortgagor) that collectively, as of the date of origination of the related Mortgage Loan, have assets other than equity in the related Mortgaged Property that are not de minimis), for losses and damages resulting from the following (or negotiated provisions of substantially similar effect): (i) the Mortgagor’s misappropriation of rents after an event of default, security deposits, insurance proceeds, or condemnation awards; (ii) the Mortgagor’s fraud or intentional material misrepresentation; (iii) breaches of the environmental covenants in the Mortgage Loan documents; or (iv) the Mortgagor’s commission of intentional material physical waste at the Mortgaged Property (but, in some cases, only to the extent there is sufficient cash flow generated by the related Mortgaged Property to prevent such waste).

(27)   Mortgage Releases. The terms of the related mortgage or related Mortgage Loan documents do not provide for release of any material portion of the Mortgaged Property from the lien of the mortgage except (a) a partial release, accompanied by principal repayment, or partial defeasance (as described in paragraph 32) of not less than a specified percentage at least equal to 110% of the related allocated loan amount of such portion of the Mortgaged Property, (b) upon payment in full of such Mortgage Loan, (c) upon a Defeasance (defined in paragraph 32 below), (d) releases of out-parcels that are unimproved or other portions of the Mortgaged Property which will not have a material adverse effect on the underwritten value of the Mortgaged Property and which were not afforded any material value in the appraisal obtained at the origination of the Mortgage Loan and are not necessary for physical access to the Mortgaged Property or compliance with zoning requirements, or (e) as required pursuant to an order of condemnation. With respect to any partial release under the preceding clauses (a) or (d), either: (x) such release of collateral (i) would not constitute a “significant modification” of the subject Mortgage Loan within the meaning of Treasury Regulations Section 1.860G-2(b)(2) and (ii) would not cause the subject Mortgage Loan to fail to be a “qualified mortgage” within the meaning of Section 860G(a)(3)(A) of the Code; or (y) the Mortgagee or servicer can, in accordance with the related Mortgage Loan documents, condition such release of collateral on the related Mortgagor’s delivery of an opinion of tax counsel to the effect specified in the immediately preceding clause (x). For purposes of the preceding clause (x), if the fair market value of the real property constituting such Mortgaged Property (reduced by (1) the amount of any lien on the real property that is senior to the Mortgage Loan and (2) a proportionate amount of any lien on the real property that is in parity with the Mortgage Loan) after the release is not equal to at least 80% of the principal balance of the Mortgage Loan (together with any related Pari Passu Companion Loans) outstanding after the release, the Mortgagor is required to make a payment of principal in an amount not less than the amount required by the REMIC Provisions.

In the case of any Mortgage Loan, in the event of a taking of any portion of a Mortgaged Property by a State or any political subdivision or authority thereof, whether by legal proceeding or by agreement, the Mortgagor can be required to pay down the principal balance of the Mortgage Loan (together with any related Pari Passu Companion Loans) in an amount not less than the amount required by the REMIC Provisions and, to such extent, the award from any such taking may not be required to be applied to the restoration of the Mortgaged Property or released to the Mortgagor, if, immediately after the release of such portion of the Mortgaged Property from the lien of the mortgage (but taking into account the planned restoration) the fair market value of the real property constituting the remaining Mortgaged Property (reduced by (1) the amount of any lien on the real property that is senior to the Mortgage Loan and (2) a proportionate amount of any lien on the real

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property that is in parity with the Mortgage Loan) is not equal to at least 80% of the remaining principal balance of the Mortgage Loan (together with any related Pari Passu Companion Loans).

No such Mortgage Loan that is secured by more than one Mortgaged Property or that is cross-collateralized with another Mortgage Loan permits the release of cross-collateralization of the related Mortgaged Properties or a portion thereof, including due to a partial condemnation, other than in compliance with the REMIC Provisions.

(28)   Financial Reporting and Rent Rolls. Each Mortgage Loan requires the Mortgagor to provide the owner or holder of the Mortgage Loan with (a) quarterly (other than for single-tenant properties) and annual operating statements, (b) quarterly (other than for single-tenant properties) rent rolls (or maintenance schedules in the case of Mortgage Loans secured by residential cooperative properties) for properties that have any individual lease which accounts for more than 5% of the in-place base rent, and (c) annual financial statements.

(29)   Acts of Terrorism Exclusion. With respect to each Mortgage Loan over $20 million, and to the Mortgage Loan Seller’s knowledge with respect to each Mortgage Loan of $20 million or less, as of origination the related special-form all-risk insurance policy and business interruption policy (issued by an insurer meeting the Insurance Rating Requirements) do not specifically exclude Acts of Terrorism, as defined in the Terrorism Risk Insurance Act of 2002 (as amended, “TRIA”), as amended by the Terrorism Risk Insurance Program Reauthorization Act of 2007, the Terrorism Risk Insurance Program Reauthorization Act of 2015 and the Terrorism Risk Insurance Program Reauthorization Act of 2019, from coverage, or if such coverage is excluded, it is covered by a separate terrorism insurance policy. With respect to each Mortgage Loan, the related Mortgage Loan documents do not expressly waive or prohibit the Mortgagee from requiring coverage for Acts of Terrorism, as defined in TRIA, or damages related thereto, except to the extent that any right to require such coverage may be limited by commercial availability on commercially reasonable terms, or as otherwise indicated on Annex D-2; provided that if TRIA or a similar or subsequent statute is not in effect, then, provided that terrorism insurance is commercially available, the Mortgagor under each Mortgage Loan is required to carry terrorism insurance, but in such event the Mortgagor shall not be required to spend on terrorism insurance coverage more than two times the amount of the insurance premium that is payable in respect of the property and business interruption/rental loss insurance required under the related Mortgage Loan documents (without giving effect to the cost of terrorism and earthquake components of such casualty and business interruption/rental loss insurance) at the time of the origination of the Mortgage Loan, and if the cost of terrorism insurance exceeds such amount, the Mortgagor is required to purchase the maximum amount of terrorism insurance available with funds equal to such amount.

(30)   Due on Sale or Encumbrance. Subject to specific exceptions set forth below, each Mortgage Loan contains a “due-on-sale” or other such provision for the acceleration of the payment of the unpaid principal balance of such Mortgage Loan if, without the consent of the holder of the mortgage (which consent, in some cases, may not be unreasonably withheld) and/or complying with the requirements of the related Mortgage Loan documents (which provide for transfers without the consent of the Mortgagee which are customarily acceptable to the Mortgage Loan Seller, including, but not limited to, transfers of worn-out or obsolete furnishings, fixtures, or equipment promptly replaced with property of equivalent value and functionality and transfers by leases entered into in accordance with the Mortgage Loan documents), (a) the related Mortgaged Property, or any equity interest of greater than 50% in the related Mortgagor, is directly or indirectly pledged, transferred or sold (in each case a “Transfer”), other than as related to (i) family and estate planning

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Transfers or Transfers upon death or legal incapacity, (ii) Transfers to certain affiliates as defined in the related Mortgage Loan documents, (iii) Transfers of less than, or other than, a controlling interest in a Mortgagor, (iv) Transfers to another holder of direct or indirect equity in the Mortgagor, a specific Person designated in the related Mortgage Loan documents or a Person satisfying specific criteria identified in the related Mortgage Loan documents, (v) Transfers of common stock in publicly traded companies or (vi) a substitution or release of collateral within the parameters of paragraphs 27 and 32 herein, or (vii) by reason of any mezzanine debt that existed at the origination of the related Mortgage Loan as set forth on Schedule D-1 to this Annex D-1, or future permitted mezzanine debt as set forth on Schedule D-2 to this Annex D-1 or (b) the related Mortgaged Property is encumbered with a subordinate lien or security interest against the related Mortgaged Property, other than (i) any companion loan of any Mortgage Loan or any subordinate debt that existed at origination and is permitted under the related Mortgage Loan documents, (ii) purchase money security interests (iii) any Mortgage Loan that is cross-collateralized and cross-defaulted with another Mortgage Loan as set forth on Schedule D-3 to this Annex D-1 or (iv) Permitted Encumbrances. The mortgage or other Mortgage Loan documents provide that to the extent any Rating Agency fees are incurred in connection with the review of and consent to any transfer or encumbrance, the Mortgagor is responsible for such payment along with all other reasonable fees and expenses incurred by the Mortgagee relative to such transfer or encumbrance.

(31)   Single-Purpose Entity. Each Mortgage Loan requires the Mortgagor to be a Single-Purpose Entity for at least as long as the Mortgage Loan is outstanding. Each Mortgage Loan with a Cut-off Date Balance of $30 million or more has a counsel’s opinion regarding non-consolidation of the Mortgagor. For this purpose, a “Single-Purpose Entity” shall mean an entity, other than an individual, whose organizational documents and the related Mortgage Loan documents (or if the Mortgage Loan has a Cut-off Date Balance equal to $10 million or less, its organizational documents or the related Mortgage Loan documents) provide substantially to the effect that it was formed or organized solely for the purpose of owning and operating one or more of the Mortgaged Properties and prohibit it from engaging in any business unrelated to such Mortgaged Property or Mortgaged Properties, and whose organizational documents further provide, or which entity represented in the related Mortgage Loan documents, substantially to the effect that it does not have any assets other than those related to its interest in and operation of such Mortgaged Property or Mortgaged Properties, or any indebtedness other than as permitted by the related mortgage(s) or the other related Mortgage Loan documents, that it has its own books and records and accounts separate and apart from those of any other person (other than a Mortgagor for a Mortgage Loan that is cross-collateralized and cross-defaulted with the related Mortgage Loan), and that it holds itself out as a legal entity, separate and apart from any other person or entity.

(32)   Defeasance. With respect to any Mortgage Loan that, pursuant to the Mortgage Loan documents, can be defeased (a “Defeasance”), (i) the Mortgage Loan documents provide for defeasance as a unilateral right of the Mortgagor, subject to satisfaction of conditions specified in the Mortgage Loan documents; (ii) the Mortgage Loan cannot be defeased within two years after the Closing Date; (iii) the Mortgagor is permitted to pledge only United States “government securities” within the meaning of Treasury Regulations Section 1.860G-2(a)(8)(ii), the revenues from which will be sufficient to make all scheduled payments under the Mortgage Loan when due, including the entire remaining principal balance on the maturity date (or on or after the first date on which payment may be made without payment of a yield maintenance charge or prepayment penalty) [or, if the Mortgage Loan is an ARD Loan, the entire principal balance outstanding on the Anticipated Repayment Date] (or on or after the first date on which payment may be made without payment of a

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yield maintenance charge or prepayment penalty), and if the Mortgage Loan permits partial releases of real property in connection with partial defeasance, the revenues from the collateral will be sufficient to pay all such scheduled payments calculated on a principal amount equal to a specified percentage at least equal to 110% of the allocated loan amount for the real property to be released; (iv) the defeasance collateral is not permitted to be subject to prepayment, call, or early redemption; (v) the Mortgagor is required to provide a certification from an independent certified public accountant that the collateral is sufficient to make all scheduled payments under the mortgage note as set forth in clause (iii) above; (vi) the defeased note and the defeasance collateral are required to be assumed by a Single-Purpose Entity; (vii) the Mortgagor is required to provide an opinion of counsel that the Trustee has a perfected security interest in such collateral prior to any other claim or interest; and (viii) the Mortgagor is required to pay all rating agency fees associated with defeasance (if rating confirmation is a specific condition precedent thereto) and all other reasonable expenses associated with defeasance, including, but not limited to, accountant’s fees and opinions of counsel.

(33)   Fixed Interest Rates. Each Mortgage Loan bears interest at a rate that remains fixed throughout the remaining term of such Mortgage Loan, except in the case of ARD Loans and situations where default interest is imposed.

(34)   Ground Leases. For purposes of this Annex D-1, a “Ground Lease” shall mean a lease creating a leasehold estate in real property where the fee owner as the ground lessor conveys for a term or terms of years its entire interest in the land and buildings and other improvements, if any, comprising the premises demised under such lease to the ground lessee (who may, in certain circumstances, own the building and improvements on the land), subject to the reversionary interest of the ground lessor as fee owner.

With respect to any Mortgage Loan where the Mortgage Loan is secured by a Ground Leasehold estate in whole or in part, and the related mortgage does not also encumber the related lessor’s fee interest in such Mortgaged Property, based upon the terms of the Ground Lease and any estoppel or other agreement received from the ground lessor in favor of Mortgage Loan Seller, its successors and assigns (collectively, the “Ground Lease and Related Documents”), Mortgage Loan Seller represents and warrants that:

(a)       The Ground Lease or a memorandum regarding such Ground Lease has been duly recorded or submitted for recordation in a form that is acceptable for recording in the applicable jurisdiction. The Ground Lease and Related Documents permit the interest of the lessee to be encumbered by the related mortgage and do not restrict the use of the related Mortgaged Property by such lessee, its successors or assigns in a manner that would materially adversely affect the security provided by the related mortgage. No material change in the terms of the Ground Lease had occurred since its recordation, except by any written instruments which are included in the related mortgage file;

(b)       The lessor under such Ground Lease has agreed in a writing included in the related mortgage file (or in such Ground Lease and Related Documents) that the Ground Lease may not be amended, modified, canceled or terminated by agreement of lessor and lessee without the prior written consent of the Mortgagee and that any such action without such consent is not binding on the Mortgagee, its successors or assigns, provided that the Mortgagee has provided lessor with notice of its lien in accordance with the terms of the Ground Lease;

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(c)       The Ground Lease has an original term (or an original term plus one or more optional renewal terms, which, under all circumstances, may be exercised, and will be enforceable, by either the Mortgagor or the Mortgagee) that extends not less than 20 years beyond the stated maturity of the related Mortgage Loan, or 10 years past the stated maturity if such Mortgage Loan fully amortizes by the stated maturity (or with respect to a Mortgage Loan that accrues on an actual 360 basis, substantially amortizes);

(d)       The Ground Lease either (i) is not subject to any interests, estates, liens or encumbrances superior to, or of equal priority with, the Mortgage, except for the related fee interest of the ground lessor and the Permitted Encumbrances and Title Exceptions; or (ii) is the subject of a subordination, non-disturbance or attornment agreement or similar agreement to which the Mortgagee on the lessor’s fee interest is subject;

(e)       Subject to the notice requirements of the Ground Lease and Related Documents, the Ground Lease does not place commercially unreasonable restrictions on the identity of the Mortgagee and the Ground Lease is assignable to the holder of the Mortgage Loan and its successors and assigns without the consent of the lessor thereunder (or, if such consent is required it either has been obtained or cannot be unreasonably withheld, provided that such Ground Lease has not been terminated and all amounts due thereunder have been paid), and in the event it is so assigned, it is further assignable by the holder of the Mortgage Loan and its successors and assigns without the consent of the lessor (or, if such consent is required it either has been obtained or cannot be unreasonably withheld, provided that such Ground Lease has not been terminated and all amounts due thereunder have been paid);

(f)       The Mortgage Loan Seller has not received any written notice of material default under or notice of termination of such Ground Lease. To the Mortgage Loan Seller’s knowledge, there is no material default under such Ground Lease and no condition that, but for the passage of time or giving of notice, would result in a material default under the terms of such Ground Lease and to the Mortgage Loan Seller’s knowledge, such Ground Lease is in full force and effect as of the Closing Date;

(g)       The Ground Lease and Related Documents require the lessor to give to the Mortgagee written notice of any default, provides that no notice of default or termination is effective against the Mortgagee unless such notice is given to the Mortgagee;

(h)       A Mortgagee is permitted a reasonable opportunity (including, where necessary, sufficient time to gain possession of the interest of the lessee under the Ground Lease through legal proceedings) to cure any default under the Ground Lease which is curable after the Mortgagee’s receipt of notice of any default before the lessor may terminate the Ground Lease;

(i)       The Ground Lease does not impose any restrictions on subletting that would be viewed as commercially unreasonable by the Mortgage Loan Seller in connection with the origination of similar commercial or multifamily loans intended for securitization;

(j)       Under the terms of the Ground Lease and Related Documents, any related insurance proceeds or the portion of the condemnation award allocable to the ground lessee’s interest (other than in respect of a total or substantially total loss or taking as addressed in subpart (k)) will be applied either to the repair or to restoration of all or part of the related Mortgaged Property with (so long as such proceeds are in excess of the threshold amount specified in the related Mortgage Loan documents) the Mortgagee or a trustee appointed by it having the right to hold and disburse such proceeds as

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repair or restoration progresses, or to the payment of the outstanding principal balance of the Mortgage Loan, together with any accrued interest;

(k)       In the case of a total or substantially total taking or loss, under the terms of the Ground Lease and Related Documents, any related insurance proceeds, or portion of the condemnation award allocable to ground lessee’s interest in respect of a total or substantially total loss or taking of the related Mortgaged Property to the extent not applied to restoration, will be applied first to the payment of the outstanding principal balance of the Mortgage Loan, together with any accrued interest; and

(l)       Provided that the Mortgagee cures any defaults which are susceptible to being cured, the ground lessor has agreed to enter into a new lease with the Mortgagee upon termination of the Ground Lease for any reason, including rejection of the Ground Lease in a bankruptcy proceeding.

(35)   Servicing. The servicing and collection practices used by the Mortgage Loan Seller with respect to the Mortgage Loan have been, in all respects legal and have met with customary industry standards for servicing of commercial loans for conduit loan programs.

(36)   Origination and Underwriting. The origination practices of the Mortgage Loan Seller (or the related originator if the Mortgage Loan Seller was not the originator) with respect to each Mortgage Loan have been, in all material respects, legal and as of the date of its origination, such Mortgage Loan and the origination thereof complied in all material respects with, or was exempt from, all requirements of federal, state or local law relating to the origination of such Mortgage Loan; provided that such representation and warranty does not address or otherwise cover any matters with respect to federal, state or local law otherwise covered in this Annex D-1.

(37)   No Material Default; Payment Record. No Mortgage Loan has been more than 30 days delinquent, without giving effect to any grace or cure period, in making required payments in the prior 12 months (or since origination if such Mortgage Loan has been originated within the past 12 months), and as of Cut-off Date, no Mortgage Loan is delinquent (beyond any applicable grace or cure period) in making required payments. To the Mortgage Loan Seller’s knowledge, there is (a) no material default, breach, violation or event of acceleration existing under the related Mortgage Loan, or (b) no event (other than payments due but not yet delinquent) which, with the passage of time or with notice and the expiration of any grace or cure period, would constitute a material default, breach, violation or event of acceleration, which default, breach, violation or event of acceleration in the case of either clause (a) or clause (b), materially and adversely affects the value of the Mortgage Loan or the value, use or operation of the related Mortgaged Property; provided, however, that this representation and warranty does not cover any default, breach, violation or event of acceleration that specifically pertains to or arises out of an exception scheduled to any other representation and warranty made by the Mortgage Loan Seller in this Annex D-1. No person other than the holder of such Mortgage Loan may declare any event of default under the Mortgage Loan or accelerate any indebtedness under the Mortgage Loan documents.

(38)   Bankruptcy. As of the date of origination of the related Mortgage Loan and to the Mortgage Loan Seller’s knowledge as of the Cut-off Date, neither the Mortgaged Property (other than any tenants of such Mortgaged Property), nor any portion thereof, is the subject of, and no Mortgagor, guarantor or tenant occupying a single-tenant property is a debtor in state or federal bankruptcy, insolvency or similar proceeding.

D-1-16

(39)   Organization of Mortgagor. With respect to each Mortgage Loan, in reliance on certified copies of the organizational documents of the Mortgagor delivered by the Mortgagor in connection with the origination of such Mortgage Loan, the Mortgagor is an entity organized under the laws of a state of the United States of America, the District of Columbia or the Commonwealth of Puerto Rico. Except with respect to any Mortgage Loan that is cross-collateralized and cross-defaulted with another Mortgage Loan and other than as set forth on Schedule D-4 to this Annex D-1, no Mortgage Loan has a Mortgagor that is an Affiliate of a Mortgagor with respect to another Mortgage Loan. An “Affiliate” for purposes of this paragraph 39 means, a Mortgagor that is under direct or indirect common ownership and control with another Mortgagor.

(40)   Environmental Conditions. A Phase I environmental site assessment (or update of a previous Phase I and or Phase II environmental site assessment) and, with respect to certain Mortgage Loans, a Phase II environmental site assessment (collectively, an “ESA”) meeting ASTM requirements conducted by a reputable environmental consultant in connection with such Mortgage Loan within 12 months prior to its origination date (or an update of a previous ESA was prepared), and such ESA (i) did not identify the existence of recognized environmental conditions (as such term is defined in ASTM E1527-05 or its successor, hereinafter “Environmental Condition”) at the related Mortgaged Property or the need for further investigation, or (ii) if the existence of an Environmental Condition or need for further investigation was indicated in any such ESA, then at least one of the following statements is true: (A) an amount reasonably estimated by a reputable environmental consultant to be sufficient to cover the estimated cost to cure any material noncompliance with applicable Environmental Laws or the Environmental Condition has been escrowed by the related Mortgagor and is held or controlled by the related Mortgagee; (B) if the only Environmental Condition relates to the presence of asbestos-containing materials, radon in indoor air, lead based paint or lead in drinking water, the only recommended action in the ESA is the institution of such a plan, an operations or maintenance plan has been required to be instituted by the related Mortgagor that can reasonably be expected to mitigate the identified risk; (C) the Environmental Condition identified in the related environmental report was remediated or abated in all material respects prior to the date hereof, and, if and as appropriate, a no further action or closure letter was obtained from the applicable governmental regulatory authority (or the environmental issue affecting the related Mortgaged Property was otherwise listed by such governmental authority as “closed” or a reputable environmental consultant has concluded that no further action is required); (D) an environmental policy or a lender’s pollution legal liability insurance policy that covers liability for the identified circumstance or condition was obtained from an insurer rated no less than “A-” (or the equivalent) by Moody’s, S&P, Fitch Ratings, Inc. and/or A.M. Best Company; (E) a party not related to the Mortgagor was identified as the responsible party for such condition or circumstance and such responsible party has financial resources reasonably estimated to be adequate to address the situation; or (F) a party related to the Mortgagor having financial resources reasonably estimated to be adequate to address the situation is required to take action. To the Mortgage Loan Seller’s knowledge, except as set forth in the ESA, there is no Environmental Condition (as such term is defined in ASTM E1527-05 or its successor) at the related Mortgaged Property.

(41)   Appraisal. The mortgage file contains an appraisal of the related Mortgaged Property with an appraisal date within 6 months of the Mortgage Loan origination date, and within 12 months of the Cut-off Date. The appraisal is signed by an appraiser that (i) is a Member of the Appraisal Institute (“MAI”), and (ii) to the Mortgage Loan Seller’s knowledge, had no interest, direct or indirect, in the Mortgaged Property or the Mortgagor or in any loan made on the security thereof, and whose compensation is not affected by the approval or disapproval of the Mortgage Loan. Each appraiser has represented in such appraisal or in a

D-1-17

supplemental letter that the appraisal satisfies the requirements of the “Uniform Standards of Professional Appraisal Practice” as adopted by the Appraisal Standards Board of the Appraisal Foundation.

(42)   Mortgage Loan Schedule. The information pertaining to each Mortgage Loan which is set forth in the Mortgage Loan Schedule attached as an exhibit to the related MLPA is true and correct in all material respects as of the Cut-off Date and contains all information required by the Pooling and Servicing Agreement to be contained therein.

(43)   Cross-Collateralization. No Mortgage Loan is cross-collateralized or cross-defaulted with any other mortgage loan that is outside the Mortgage Pool, except in the case of a Mortgage Loan that is part of a Whole Loan.

(44)   Advance of Funds by the Mortgage Loan Seller. Except for loan proceeds advanced at the time of loan origination or other payments contemplated by the Mortgage Loan documents, no advance of funds has been made by the Mortgage Loan Seller to the related Mortgagor, and no funds have been received from any person other than the related Mortgagor or an affiliate, directly, or, to the knowledge of the Mortgage Loan Seller, indirectly for, or on account of, payments due on the Mortgage Loan. Neither the Mortgage Loan Seller nor any affiliate thereof has any obligation to make any capital contribution to any Mortgagor under a Mortgage Loan, other than contributions made on or prior to the date hereof.

(45)   Compliance with Anti-Money Laundering Laws. Seller has complied in all material respects with all applicable anti-money laundering laws and regulations, including without limitation the USA Patriot Act of 2001 with respect to the origination of the Mortgage Loan.

For purposes of this Annex D-1, “Mortgagee” means the mortgagee, grantee or beneficiary under any Mortgage, any holder of legal title to any portion of any Mortgage Loan or, if applicable, any agent or servicer on behalf of such party.

For purposes of this Annex D-1, “Mortgagor” means the obligor or obligors on a mortgage note, including without limitation, any person that has acquired the related Mortgaged Property and assumed the obligations of the original obligor under the mortgage note and including in connection with any Mortgage Loan that utilizes an indemnity deed of trust structure, the borrower and the Mortgaged Property owner/payment guarantor/mortgagor individually and collectively, as the context may require.

For purposes of this Annex D-1, the phrases “the sponsor’s knowledge” or “the sponsor’s belief” and other words and phrases of like import mean, except where otherwise expressly set forth in these representations and warranties, the actual state of knowledge or belief of the sponsor, its officers and employees directly responsible for the underwriting, origination, servicing or sale of the Mortgage Loans regarding the matters expressly set forth in these representations and warranties in each case without having conducted any independent inquiry into such matters and without any obligation to have done so (except (i) having sent to the servicers servicing the Mortgage Loans on behalf of the sponsor, if any, specific inquiries regarding the matters referred to and (ii) as expressly set forth in these representations and warranties). All information contained in documents which are part of or required to be part of a mortgage file (to the extent such documents exist) will be deemed within the sponsor’s knowledge.

D-1-18

ANNEX D-2

EXCEPTIONS TO MORTGAGE LOAN REPRESENTATIONS AND WARRANTIES

[Mortgage Loan Seller]
Rep. No. on Annex D-1	Mortgage Loan and Number as Identified on Annex A-1	Description of Exception

D-2-1

ANNEX E

[CLASS A-SB PLANNED PRINCIPAL BALANCE SCHEDULE]

E-1

No dealer, salesman or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

TABLE OF CONTENTS

Summary of Certificates	3
Important Notice Regarding the Offered Certificates	16
Important Notice About Information Presented in This Prospectus	16
Summary of Terms	25
Summary of Risk Factors	64
Risk Factors	66
Description of the Mortgage Pool	170
Transaction Parties	238
Credit Risk Retention	270
Description of the Certificates	284
Description of the Mortgage Loan Purchase Agreements	326
Pooling and Servicing Agreement	334
[Description of the Derivative Instrument]	450
Certain Legal Aspects of Mortgage Loans	455
Certain Affiliations, Relationships and Related Transactions Involving Transaction Parties	473
Pending Legal Proceedings Involving Transaction Parties	475
Use of Proceeds	475
Yield and Maturity Considerations	476
Material Federal Income Tax Considerations	487
Certain State and Local Tax Considerations	508
Method of Distribution (Underwriter)	508
Incorporation of Certain Information by Reference	510
Where You Can Find More Information	511
Financial Information	511
Certain ERISA Considerations	514
Legal Investment	516
Legal Matters	517
Ratings	517
Index of Defined Terms	520

Dealers will be required to deliver a prospectus when acting as underwriters of these certificates and with respect to unsold allotments or subscriptions. In addition, all dealers selling these certificates will deliver a prospectus until the date that is ninety days from the date of this prospectus.

$[DEAL SIZE]
(Approximate)

Natixis
Commercial Mortgage
Securities LLC
Depositor

[NAME OF ISSUING
ENTITY AND CIK
NUMBER]
Issuing Entity

Commercial Mortgage Pass-
Through Certificates, Series
[SERIES DESIGNATION]

Class [__]	$
Class [__]	$
Class [__]	$
Class [__]	$
Class [__]	$
Class [__]	$
Class [__]	$
Class [__]	$
Class [__]	$
Class [__]	$
Class [__]	$
Class [EC]	$

PROSPECTUS

[NATIXIS SECURITIES
AMERICAS LLC]
Co-Lead Manager and Joint Bookrunner

[_______]
Co-Lead Manager and Joint Bookrunner

[_______]
Co-Lead Manager and Joint Bookrunner

[DATE OF PROSPECTUS]

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 12.	Other Expenses of Issuance and Distribution.

The estimated expenses expected to be incurred in connection with the issuance and distribution of the Certificates being registered, other than underwriting compensation, are set forth below. All such expenses, except for the filing fee, are estimated.

SEC Registration Fee	$	*
Printing and Engraving Fees		**
Legal Fees and Expenses		**
Accounting Fees and Expenses		**
Trustee Fees and Expenses		**
Rating Agency Fees		**
Miscellaneous		**
Total	$	**
*	The Registrant is registering an unspecified amount of securities under this registration statement and in accordance with Rule 456(c) and 457(s) under the Securities Act, the Registrant is deferring payment of the registration fee.
**	The applicable prospectus will set forth the estimated aggregate amount of expenses payable in respect of any offering of securities.
Item 13.	Indemnification of Directors and Officers.

Under the proposed form of Underwriting Agreement, the underwriters are obligated under certain circumstances to indemnify officers and directors of the Registrant who sign this registration statement, and certain controlling persons of the Registrant, against certain liabilities, including liabilities under the Securities Act and the Securities Exchange Act of 1934, as amended.

The Limited Liability Company Agreement of Natixis Commercial Mortgage Securities LLC (the “Registrant”) provides that the Registrant will indemnify, to the fullest extent permitted by law, the member, special member and each officer, director, employee or agent of the Registrant for any loss, damage or claim incurred by such party by reason of any act or omission performed or omitted by such party in good faith on behalf of the Registrant and in a manner reasonably believed to be within the scope of the authority conferred on such party by the Limited Liability Company Agreement, except for any loss, damage or claim incurred by such party by reason of such party’s willful misconduct with respect to such acts or omissions.

Section 18-108 of the Delaware Limited Liability Company Act provides that Delaware limited liability companies may, and shall have the power to, indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever.

The Pooling and Servicing Agreement will provide that no director, officer, employee or agent of the Registrant will be liable to the trust or the Certificateholders for any action taken or for refraining from the taking of any action in good faith pursuant to the Pooling and Servicing Agreement, or for errors in judgment; provided, however, that the Pooling and Servicing Agreement will not protect any such Person against any breach of warranties or representations made or any liability which would otherwise be imposed by reason of willful misconduct, bad faith or negligence in the performance of duties or by reason of negligent disregard of obligations and duties thereunder. The Pooling and Servicing Agreement will provide further that, with the exceptions stated above, any director, officer, employee or agent of the Registrant will be indemnified and held harmless by the trust against any and all claims, losses, penalties, fines, forfeitures, reasonable legal fees and related costs, judgments, and any other costs, liabilities, fees and expenses incurred in connection with any legal or administrative action (whether in equity or at law) or claim relating to the Pooling and Servicing Agreement, the mortgage loans, or the Certificates, other than any loss, liability or expense: (i) specifically required to be borne thereby pursuant to the terms of the Pooling and Servicing Agreement; (ii) incurred in connection with any breach of a representation or warranty made by it therein; (iii) incurred by reason of bad faith, willful misconduct or negligence in the performance of its obligations or duties thereunder or by reason of negligent disregard of such obligation or duties; or (iv) incurred in connection with any violation by any of them of any state or federal securities law.

Item 14.	Exhibits.
1.1	Form of underwriting agreement.[1]
3.1	Certificate of formation of Natixis Commercial Mortgage Securities LLC.[1]
3.2	Limited Liability Company Agreement of Natixis Commercial Mortgage Securities LLC.[1]
4.1	Form of pooling and servicing agreement. [2]
4.2	Form of non-serviced pooling and servicing agreement (see Exhibit 4.1).[3]
4.3	Pari Passu Serviced Intercreditor Agreement.[4]
4.4	AB Intercreditor Agreement.[4]
4.5	Non-Serviced Intercreditor Agreement.[4]
4.6	Form of mortgage loan purchase agreement.[1]
5.1	Opinion of Hogan Lovells Cadwalader US LLP as to the legality of the Certificates.[8]
5.2	Opinion of Thomas G. Sharpe as to valid existence and good standing of the Registrant.[8]

8.1	Opinion of Hogan Lovells Cadwalader US LLP with respect to certain tax matters (included in Exhibit 5.1).
23.1	Consent of Hogan Lovells Cadwalader US LLP (included as part of Exhibit 5.1).
23.2	Consent of Thomas G. Sharpe (included as part of Exhibit 5.2).
24.1	Powers of Attorney (included on the signature page to this registration statement).[5]
36.1	Form of Depositor Certification for shelf offerings of asset-backed securities.[6]
102.1	Asset Data File.[7]
103.1	Asset Related Documents.[7]
107.1	Calculation of Filing Fee Table[5]

1	Incorporated by reference from the Registration Statement on Form SF-3 (File No. 333-216148) filed on February 21, 2017.
2	Incorporated by reference from the Registration Statement on Form SF-3/A (File No. 333-239365) filed on August 28, 2020.
3	This document will be filed for each transaction that contains a Non-Serviced Mortgage Loan as an exhibit on Form 8-K no later than the date on which the related prospectus is required to be filed with the Commission.
4	This document will be filed for each transaction that contains a Serviced Pari Passu Mortgage Loan, an AB Mortgage Loan or a Non-Serviced Mortgage Loan, respectively, as an exhibit on Form 8-K no later than the date on which the related prospectus is required to be filed with the Commission.
5	Filed on July 17, 2026
6	A depositor certification executed by the Chief Executive Officer will be filed as an exhibit on Form 8-K for each transaction no later than the date on which the related prospectus is required to be filed with the Commission.
7	Incorporated by reference from the Form ABS-EE that is required to be filed with the Commission in connection with the related prospectus.
8	Included herein.
Item 15.	Undertakings.

Undertaking pursuant to Rule 415.

The Registrant hereby undertakes:

(a)(1)                                   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)            to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)         to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

(iii)      to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change of such information in the registration statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement;

provided, further, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB (17 CFR 229.1100(c)).

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)           Each prospectus filed by the undersigned Registrant pursuant to Rule 424(b)(3) and (h) shall be deemed to be part of this registration statement as of the date the filed prospectus was deemed part of and included in this registration statement; and

(ii)         Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of this registration statement in reliance on Rule 430D relating to an offering made pursuant to Rule 415(a)(1)(vii) or (a)(1)(xii) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in this registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430D, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of this registration statement relating to the securities in this registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in this registration statement or prospectus that is part of this registration statement or made in a document incorporated or deemed incorporated by reference into this registration statement or prospectus that is part of this registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in this registration statement or prospectus that was part of this registration statement or made in any such document immediately prior to such effective date.

That, for the purpose of determining liability of the undersigned Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)            Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)          Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii)      The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv)       Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

With respect to any offering of securities registered on this registration statement, the undersigned Registrant undertakes to file the information previously omitted from the prospectus filed as part of this registration statement in accordance with Rule 424(h) and Rule 430D.

Undertaking in connection with filings incorporating subsequent Exchange Act documents by reference.

The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Undertaking in respect of indemnification.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 13 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Undertaking pursuant to Rule 430A.

The Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Undertaking in connection filings regarding asset-based securities incorporating by reference subsequent Exchange Act documents by third parties.

The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 of a third party that is incorporated by reference in the registration statement in accordance with Item 1100(c)(1) of Regulation AB (17 CFR 229.1100(c)(1)) shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SF-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York as of August 19, 2026.

NATIXIS COMMERCIAL MORTGAGE SECURITIES LLC

By:	/s/ Charles Lee
Name: Charles Lee
Title: Chief Executive Officer

By:	/s/ Stephane Bussy
Name: Stephane Bussy
Title: Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ Charles Lee*	Chief Executive Officer	August 19, 2026
Charles Lee
/s/ Stephane Bussy	Chief Financial Officer	August 19, 2026
Stephane Bussy
Director
Emmanuel Issanchou
/s/ Stephane Bussy	Director	August 19, 2026
Stephane Bussy
*	President, Director	August 19, 2026
Precilla Torres

* Charles Lee, by signing his name hereto, does sign this document on behalf of the persons identified above pursuant to a power of attorney executed by such personson and filed as part of the Registrant’s Registration Statement (No. 333-297525) on July 17, 2026.

EXHIBIT INDEX

Exhibit Number

1.1	Form of underwriting agreement.[1]
3.1	Certificate of formation of Natixis Commercial Mortgage Securities LLC.[1]
3.2	Limited Liability Company Agreement of Natixis Commercial Mortgage Securities LLC.[1]
4.1	Form of pooling and servicing agreement. [2]
4.2	Form of non-serviced pooling and servicing agreement (see Exhibit 4.1).[3]
4.3	Pari Passu Serviced Intercreditor Agreement.[4]
4.4	AB Intercreditor Agreement.[4]
4.5	Non-Serviced Intercreditor Agreement.[4]
4.6	Form of mortgage loan purchase agreement.[1]
5.1	Opinion of Hogan Lovells Cadwalader US LLP as to the legality of the Certificates.[8]
5.2	Opinion of Thomas G. Sharpe as to valid existence and good standing of the Registrant.[8]
8.1	Opinion of Hogan Lovells Cadwalader US LLP with respect to certain tax matters (included in Exhibit 5.1).
23.1	Consent of Hogan Lovells Cadwalader US LLP (included as part of Exhibit 5.1).
23.2	Consent of Thomas G. Sharpe (included as part of Exhibit 5.2).
24.1	Powers of Attorney (included on the signature page to this registration statement).[5]
36.1	Form of Depositor Certification for shelf offerings of asset-backed securities.[6]
102.1	Asset Data File.[7]
103.1	Asset Related Documents.[7]

107.1	Calculation of Filing Fee Table[5]

1	Incorporated by reference from the Registration Statement on Form SF-3 (File No. 333-216148) filed on February 21, 2017.
2	Incorporated by reference from the Registration Statement on Form SF-3/A (File No. 333-239365) filed on August 28, 2020.
3	This document will be filed for each transaction that contains a Non-Serviced Mortgage Loan as an exhibit on Form 8-K no later than the date on which the related prospectus is required to be filed with the Commission.
4	This document will be filed for each transaction that contains a Serviced Pari Passu Mortgage Loan, an AB Mortgage Loan or a Non-Serviced Mortgage Loan, respectively, as an exhibit on Form 8-K no later than the date on which the related prospectus is required to be filed with the Commission.
5	Filed on July 17, 2026.
6	A depositor certification executed by the Chief Executive Officer will be filed as an exhibit on Form 8-K for each transaction no later than the date on which the related prospectus is required to be filed with the Commission.
7	Incorporated by reference from the Form ABS-EE that is required to be filed with the Commission in connection with the related prospectus.
8	Included herein.